Form 20-F
period 2022-12-31
Nyxoah SA
filed 2023-03-22
CIK 1857190

As filed with the Securities and Exchange Commission on March 22, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary shares, no nominal value per share: 25,846,279, as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Auditor Firm Id: 01467	Auditor Name: EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV	Auditor Location: Diegem, Belgium

i

ii

GENERAL INFORMATION

In this annual report on Form 20-F, or Annual Report, “Nyxoah,” “Nyxoah,” the “Company,” “we,” “us” and “our” refer to Nyxoah SA and its consolidated subsidiaries, except where the context otherwise requires.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

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

Risks Associated With Our Business

●	We have a limited operating history, have incurred losses in each period since our inception and may not be able to achieve or maintain profitability in the future.
●	Our future financial performance depends on the commercial acceptance of the Genio system in target markets.
●	Even though we have obtained certification, a CE-Mark, in Europe for the Genio system based on first positive clinical trial results, there is no guarantee that we will be able to maintain our current certification or to obtain additional certification or marketing authorizations in other jurisdictions, including the United States, or that the results from our ongoing and planned clinical trials will be sufficient for us to obtain or maintain such certifications or authorizations.
●	We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Genio system or any future product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business.
●	Our future financial performance depends on the commercial acceptance of the Genio system in target markets.
●	Even if we receive marketing authorizations, clearances or certifications in our target markets to commercialize the Genio system or any product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives that could harm our business.
●	A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, could materially and adversely affect our business and our financial results and cause a disruption to our research, development and commercialization efforts.
●	A loss or degradation in performance of the suppliers on which we depend for services and components used in the production and assembly of the Genio system could have a material effect on our business, financial condition and results of operations.
●	We may not be able to manufacture or outsource manufacturing of the Genio system in sufficient quantities, in a timely manner or at a cost that is economically attractive.
●	Our products and operations are subject to extensive government regulation and oversight both in the United States. and abroad, and our failure to comply with applicable requirements could harm our business.
●	The Genio system is still unapproved in certain significant markets, such as the United States market, and seeking and obtaining regulatory authorization or certification for active implantable medical devices can be a long, expensive and uncertain process.
●	Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
●	We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology or loss of data, including any cyber security incidents, could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability which could harm our ability to operate our business effectively and adversely affect our business and reputation.
●	Our inability to fully protect and exploit our intellectual property and trade secrets may adversely affect our financial performance and prospects.
●	The dual listing of our ordinary shares may adversely affect the liquidity and value of the ordinary shares.

●	Unfavorable global economic and political conditions could adversely affect our business, financial condition or results of operations.
●	The impact of the Russian invasion of Ukraine on the global economy, energy supplies and raw materials is uncertain, but may prove to negatively impact our business and operations.
●	In connection with our preparation and the audit of our consolidated financial statements as of and for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, and such material weaknesses have not been remediated as of December 31, 2022. Additionally, we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.

Risks Related to Our Financial Position

We have a limited operating history, have incurred losses in each period since our inception and may not be able to achieve or maintain profitability in the future.

We were incorporated in 2009, obtained certification (CE-Mark) for our Genio system in March 2019, and had our first commercial sales in Germany in July 2020. In 2022 we generated €3.1 million of sales from the Genio system compared to €0.9 million in 2021. We have incurred operating losses and negative operating cash flows in each period since we were incorporated in 2009, including operating losses of €32.5 million and €26.2 million and negative operating cash flows of €28.8 million and €25.3 million for each of the years ended December 31, 2022 and December 31, 2021, respectively. As of December 31, 2022, we had an accumulated deficit of €118.2 million. These losses have resulted primarily from costs incurred in the development of our Genio system, as well as from general and administrative costs associated with our operations and manufacturing.

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

We expect to incur significant expenses and operating losses over the next few years, and we may need to raise additional capital in the future. We have so far been financed primarily by funds invested by our shareholders, including in connection with our initial public offering on Euronext Brussels in September 2020 and the listing of our ordinary shares on the Nasdaq Global Market in July 2021. Based on our current operating plan and our existing cash and cash equivalents, we expect to be able to fund our operations until Q2 2024. However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our financial resources much faster than currently expected. Any future funding requirements will depend on many factors, including without limitation:

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

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC stated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. If any of our counterparties to any such instruments that we may enter into in the future were to be placed into receivership, we may be unable to access such funds. In addition, if any parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25.0 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by parties with whom we conduct business, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a party with whom we conduct business may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy. Any bankruptcy or insolvency, or the failure to make payments when due, of any counterparty of ours, or the loss of any significant relationships, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

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

In the United States, before we can market a new medical device, or a new use of, or other significant modification to an existing, marketed medical device, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, approval of a premarket approval, or PMA, application or grant of a De Novo classification request from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k) exempt device. To be “substantially equivalent,” the proposed device must have the same or similar intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness from the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life sustaining, life supporting or implantable devices. In the De Novo classification process, a manufacturer whose novel device under the FDA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request initial classification of the device as Class I or Class II based on evidence that the device in fact presents a low or moderate risk. If the FDA grants the De Novo classification request, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions.

The PMA approval, 510(k) clearance and De Novo classification processes can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process can take anywhere from three to 12 months or longer to complete. The process of obtaining a PMA or De Novo classification is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, PMAs and De Novo classification requests generally require the applicant to have conducted one or more clinical trials. Despite the time, effort and cost expended in seeking a marketing authorization, there is no assurance that the FDA will grant it. Any delay or failure to obtain necessary regulatory marketing authorizations could harm our business. Furthermore, even if we are granted such marketing authorizations, they may include significant limitations on the indicated uses for the device, which may limit the potential commercial market for the device.

To date, we have not obtained authorization from the FDA to market any product candidate in the United States, and we expect to complete a modular PMA application for our Genio system. In a modular PMA, the complete contents of a PMA are compiled as sections or “modules”, such as preclinical, clinical, and manufacturing, that together become a complete application. This method is used for products that are in early stages of clinical study. The FDA reviews each module separately as it is received to provide feedback during the review process. If the FDA requires us to go through a lengthier, more rigorous examination for our product than we currently expect, our product introduction could be delayed or prevented, which would have a material adverse impact on our business and prospects. Following completion of our DREAM pivotal trial, we expect to engage further with the FDA during the clinical module to discuss the clinical trial results in order to obtain marketing authorization in the United States. The Genio system cannot be legally marketed until the FDA reviews and approves the device based on the PMA application. We may not be able to meet the requirements to obtain PMA approval, and even if we do obtain marketing authorization, the FDA may place significant limitations on any such marketing authorization depending on the available safety and effectiveness data for the Genio system for its intended uses.

In order to sell our products in member countries of the European Union, or the EU, our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC), the Active Implantable Medical Devices Directive (Council Directive 90/385/EEC) or Medical Device Regulation (EU) 2017/745 of the European Parliament. Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to our products, without which they cannot be sold or marketed in the EU. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risks) classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive and the Active Implantable Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited or designated by a member state of the EU to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE-Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

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

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Noncompliance with the above requirements would also prevent us from selling our products in these three countries.

Following the end of the “Brexit” transition period, from January 1, 2021 onwards, the UK Medicines and Healthcare products Regulatory Agency, or MHRA is responsible for the UK medical device market. The new regulations require medical devices to be registered with the MHRA, (but manufacturers are given a grace period of four to 12 months to comply with the new registration process). Manufacturers based outside the UK must appoint a UK Responsible Person to register devices with the MHRA in line with the grace periods. By July 1, 2023, in the UK (England, Scotland, Northern Ireland and Wales), all medical devices will require a UK Conformity Assessed (UKCA) mark, but CE-Marks issued by EU Notified Bodies will remain valid until this time. However, UKCA marking alone will not be recognized in the EU. The rules for placing medical devices on the Northern Ireland market will differ from those in the UK. Compliance with this legislation is a prerequisite to be able to affix the UKCA mark to our products, without which they cannot be sold or marketed in the UK.

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

Expanding indications for our Genio system and developing new products is expensive and time- consuming and could divert management’s attention away from our core business. We plan to continue to invest in pursuing additional indications for our Genio system and in improving the Genio system to develop next generation versions designed to improve patient comfort, efficacy and convenience. For example, we recently received FDA approval for an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA.

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

We obtained CE-Mark certification in Europe for the Genio system in March 2019, commenced sales of the Genio system in Germany in July 2020, and are pursuing marketing activities in advance of commencing selling efforts in several other European countries. In the United States, we received investigational device exemption, or IDE, approval to commence our DREAM trial, which if successfully completed, we anticipate relying upon to support our application for marketing authorization of the Genio system in the U.S. market.

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

The outcome of prior clinical trials may not be predictive of the success of later clinical trials. For example, the positive outcome of our BLAST clinical trial, based on which we obtained certification for the Genio system in the EU, does not ensure that our DREAM or our ACCCESS trials will be successful. Furthermore, interim results of a clinical trial do not necessarily predict final results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through non-clinical studies and earlier clinical trials. Many companies in the medical device industry have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we cannot be certain that we will not face such setbacks.

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

Attracting patients to perform clinical trials and meeting clinical trial objectives can be more costly and time-consuming than expected and could be adversely affected by another health crisis.

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

A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, could materially and adversely affect our business and our financial results and cause a disruption to our research, development and commercialization efforts.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. Notably, the COVID-19 pandemic continues to evolve. The extent to which COVID-19 impacts our operations or those of our collaborators, vendors and other material business relations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the virus and the actions to contain it or treat its impact, among others.

While we previously implemented work-from-home policies to support the community efforts to reduce the transmission of COVID-19 and protect employees, these work-from-home policies continue in effect to the degree that we believe to be appropriate, tailored to the role of each team member, and continue to evolve as the specific conditions associated with COVID-19 evolve. We also implemented a number of measures to ensure employee safety and business continuity. While many restrictions in locations in which we have employees or independent contractors have been lifted or continue to be relaxed and phased re-openings were implemented, these restrictions may be re-implemented, or new restrictions imposed if rates or incidence of infection increase.

The spread of COVID-19 could also have adverse economic impacts to us. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic, have been, and continue to be, difficult to assess or predict, the spread of COVID-19 has caused a broad impact globally. The ongoing COVID-19 pandemic continues to evolve. The extent to which the COVID-19 pandemic may impact our business continues to be highly uncertain and cannot be predicted with confidence.

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

We may not always have the ability to control the performance of third parties in their conduct of their activities. Our agreements with these third parties generally allow the third party to terminate the agreement at any time, subject to standard notice terms. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, or agreements with such third parties are terminated for any reason, we would be required to find a replacement third party to conduct the required activities. We may be unable to enter into a new agreement with another third party on commercially acceptable terms, if at all. Furthermore, if the quality or accuracy of the data obtained by the third party is compromised, or if data are otherwise lost, we would be required to repeat the affected trial. Third-party performance failures may therefore increase our development costs, delay our ability to obtain regulatory approval, and delay or prevent the commercialization of the Genio system in target markets. In addition, our third-party agreements usually contain a clause limiting such third party’s liability, such that we may not be able to obtain full compensation for any losses that we may incur in connection with the third party’s performance failures.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we design our clinical trials and will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA and other regulatory authorities require us to comply with GCP regulations and international standards relating to the conduct, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control to manage those operations does not relieve us of these responsibilities and requirements. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the marketing authorization or certification process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws. We also are required to register ongoing clinical trials and post the results of certain completed clinical trials on certain government-sponsored databases, such as ClinicalTrials.gov in the United States, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

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

Our employees, independent contractors, principal investigators, contract research organizations, consultants or vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, contract research organizations, consultants or vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA; manufacturing standards; federal and state healthcare fraud and abuse laws and regulations; or laws that require the true, complete and accurate reporting of financial information or data. In addition, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our nonclinical studies or clinical trials, which could result in regulatory sanctions and serious harm to our reputation.

It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished potential profits and future earnings, and curtailment of our operations, any of which could adversely affect our business, financial condition, results of operations or prospects.

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

Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act; the UK Bribery Act 2010, or the Bribery Act; and other anti-corruption laws that apply in countries where we do business. The FCPA, the Bribery Act, and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, a financial or other advantage to government officials or other persons to induce them to improperly perform a relevant function or activity (or reward them for such behavior). U.S. authorities that enforce the FCPA, including the Department of Justice, deem most healthcare professionals and other employees of foreign hospitals, clinics, research facilities and medical schools in countries with public healthcare or public education systems to be “foreign officials” under the FCPA. When we interact with foreign healthcare professionals and researchers in testing and marketing our products abroad, we must have policies and procedures in place sufficient to prevent us and agents acting on our behalf from providing any bribe, gift or gratuity, including excessive or lavish meals, travel or entertainment in connection with marketing our products and services or securing required permits and approvals such as those needed to initiate clinical trials in foreign jurisdictions. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the maintenance of books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and the development and maintenance of an adequate system of internal accounting controls for international operations. The SEC is involved with the books and records provisions of the FCPA.

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

We expect to be required to significantly increase manufacturing volumes as clinical trials on the Genio system are expanded and the Genio system is commercialized. The capacity of our manufacturing facilities in Tel Aviv, Israel, and Milmort, Belgium, is expected to cover the Genio Implantable Stimulator and Genio External Stimulator demand for 2023. Manufacturing of the Genio Activation Chip and the Genio Charging Unit is mostly outsourced to a third party contract manufacturing organization. In order to support future demand for the Genio system, we may need to expand our manufacturing capacity, which could require opening a new facility or additional outsourcing to a third-party contract manufacturing organization. For example, if we obtain regulatory authorization to market the Genio system in the United States we would likely have to significantly increase our manufacturing capabilities in order to satisfy anticipated demand. We expect that this could include opening a manufacturing facility in the United States. Opening a new manufacturing facility could involve significant additional expenses, including for the construction of a new facility, the movement and installation of key manufacturing equipment, the modification of manufacturing processes and for the recruitment and training of new team members. In addition, we must also notify, and in most cases obtain approval from, regulatory authorities regarding any changes or modifications to our manufacturing facilities and processes, and the regulatory authorities might not authorize us to proceed or might delay the process significantly.

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

Our Genio system is regulated as a medical device in the United States and other jurisdictions. We and our products are subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance, classification and approval; recordkeeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market approval trials; and product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces its regulatory requirements through, among other means, periodic announced or unannounced inspections. We do not know whether we or our contract manufacturers will be found substantially compliant with applicable regulations in connection with any future FDA inspections. Failure to comply with applicable regulations could jeopardize our ability to sell the Genio system and any other product candidates, if they obtain marketing authorization, and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of clearances or approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

The Genio system is still unapproved in certain significant markets, such as the United States market, and seeking and obtaining regulatory authorization or certification for active implantable medical devices can be a long, expensive and uncertain process.

Applications for prior regulatory authorization in the countries where we intend to sell or market the Genio system and any other products we develop may require extensive non-clinical, clinical and performance testing, all of which must be undertaken in accordance with the requirements of regulations established by the relevant regulatory agencies, which are complex and have become more stringent over time. We may be adversely affected by potential changes in government policy or legislation applicable to implantable medical devices. At the date of this Annual Report, we have received certification to market the Genio system and the Genio 2.1 system in the EU member states through CE-Marking and Israeli Medical Devices and Accessories, or AMAR. CE-Marking is also valid in the European Economic Area, or EEA (which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland).

In the United States, we are in the early stages of seeking FDA marketing authorization. We have received IDE approval from the FDA, which allows us to proceed with our DREAM and ACCCESS clinical trials of the Genio system in the United States, and we are in the process of determining the appropriate regulatory pathway to pursue for seeking marketing authorization for the device from the FDA. Even though we have received approval IDEs, the Genio system may not successfully obtain marketing authorization. In addition, there may be substantial and unexpected delays in the process, for example in the initiation and completion of clinical trial testing and evaluation.

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

We currently manufacture the Genio system and have entered into relationships with third-party suppliers to manufacture and supply certain components of the Genio system. Our manufacturing practices and the manufacturing practices of our third-party suppliers are subject to ongoing regulation and periodic inspection. In the United States, the methods used in, and the facilities used for, the manufacture of medical devices must comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, and servicing of medical devices. Furthermore, we will be required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. The Genio system is also subject to similar state regulations and various laws and regulations of other countries governing manufacturing.

Any failure to follow and document the adherence to regulatory requirements (including having in place an adequate quality management system in line with the most up-to-date standards and regulations) by us or our third-party suppliers may lead to significant delays in the availability of the Genio system for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval or maintenance of marketing applications for the Genio system.

In the United States, the FDA and other federal and state agencies, including the U.S. Department of Justice, closely regulate compliance with all requirements governing medical device products, including requirements pertaining to marketing and promotion of devices in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. Violations of such requirements may lead to investigations alleging violations of the FDCA and other statutes, including the False Claims Act and other federal and state healthcare fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

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

Our ability to continue sales of our product in the EU may be materially impaired if we do not take necessary steps to comply with the certification requirements of the new EU Medical Devices Regulation.

On May 25, 2017, the EU Medical Devices Regulation 2017/745, or the MDR, entered into force, repealing and replacing Council Directive 93/42/EEC, or the Medical Devices Directive, and Council Directive 90/385/EEC, or the AIMD Directive. Unlike directives, which must be implemented into the national laws of the EU member states, regulations are directly applicable (i.e., without the need for adoption of EU member state laws implementing them) in all EU member states from their effective applicability date and are intended to eliminate differences in the regulation of medical devices among EU member states. The MDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for medical devices and ensure a high level of safety and health while supporting innovation.

The MDR became effective on May 26, 2021. Devices lawfully placed on the market pursuant to the EU Medical Devices Directive, or MDD, and the AIMD Directive, or AIMDD, prior to May 26, 2021 could initially continue to be made available on the market or put into service until May 26, 2025. Nevertheless, the European Parliament very recently adopted legislation to extend this transitional period to give manufacturers more time to switch from the previously applicable provisions to the new certification requirements for medical devices as laid down by the MDR. For high risk, class III and class IIb implantable devices the transitional period is extended until December 31, 2027. For medium and low risk, class IIb devices and class IIa, Im, Is and Ir devices the transition period is extended until December 31, 2028. The MDR among other things:

●	Strengthens the rules on placing devices on the market and reinforces surveillance once they are available;
●	Establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
●	Improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
●	Sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and
●	Strengthens the rules for the assessment of certain high-risk devices, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we design and manufacture product and products candidates and conduct our business in the EU and EEA. For example, as a result of the transition towards the new regime, Notified Body review times have lengthened, and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business. While our Genio system has been certified under the AIMDD and can therefore remain on the EU market until the extended deadline of December 31, 2027, we are evaluating the implementation of the new requirements of the MDR. We cannot exclude unexpected regulatory hurdles and possible delays while transitioning towards the new regime.

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

Seeking, obtaining and maintaining certification in the EU under the MDR, with the CE-Mark to be re-certified before December 31, 2027, can be an uncertain process and Notified Bodies have limited resources and may experience backlogs.

Devices such as our Genio system currently on the market in the EU that have been granted a CE-Mark under the AIMD Directive, will need to be re-evaluated and re- certified in accordance with the MDR. Any modification to an existing CE-Marked medical device will also require review and certification under the MDR. Under normal circumstances, medical device manufacturers must undergo on-site audits by Notified Bodies in order to maintain their CE-Mark certifications per the requirements of the EU Medical Devices Directive. As many CE-Mark certifications will become void as part of the transition to the MDR, Notified Bodies also have to start certifying medical devices in accordance with the MDR.

The MDR also requires a re-designation of the Notified Bodies, the organizations designated by the EU member state in which they are based that are responsible for assessing whether medical devices and manufacturers of medical devices meet the applicable regulatory requirements in the EU. To be re-designated, Notified Bodies must demonstrate increased technical expertise in their scope of designation, as well as improved quality management systems. This re-designation process has caused backlogs in the assessment of medical devices and medical device manufacturers during the transition period leading up to May 26, 2021, the effective date of the MDR. In the European Union, currently 37 Notified Bodies have been re-designated, including one for Belgium.

To be able to continue to place our Genio device on the EU market, if we decide to do so, the CE-Mark obtained in 2019 for our Genio system will have to be re-certified under the MDR before the extended deadline of December 31, 2027. To benefit from the extended transitional period, the manufacturer or its authorized representative need to have submitted an application for MDR certification by May 26, 2024 and needs to have signed a written proposal/agreement with the Notified Body by September 26, 2024. The re-certification requires us to present documentation and other evidence demonstrating that the performance and the safety of the system has been maintained and that the system continues to meet existing regulations and standards. Otherwise, the marketing and sale of the Genio system in EU member states may be temporarily or permanently prohibited. Significant modifications to the Genio system, if any, will require certification under the MDR and cannot be implemented during the transition period from AIMDD to MDR.

The overall backlogs experienced by the Notified Bodies having already been re-designated (including the Dutch company DEKRA Certification B.V., which issued the CE-Mark and an ISO 13485:2016 certificate to us under the AIMD Directive) might have a negative impact on the re-certification of the Genio system. We believe, however, that we are on track to meet the new requirements by the deadlines set forth in the MDR.

Any third-party entities that we rely upon for distribution of our products in the EU, such as our local distributor in Spain, also need to be compliant with the MDR. If a distributor in the EU fails to meet the MDR requirements, on a timely basis or at all, the marketing and sale of our Genio products by such distributor may be temporarily or permanently prohibited.

Any delay or failure to comply with the MDR could result in the sale of our Genio products being temporarily or permanently prohibited in EU member states and affect our reputation, business, financial condition, results of operations and prospects.

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

Compliance with regulations for quality management systems for medical device companies is time consuming and costly, and there are changes in such regulations from time to time. For example, the latest version of ISO13485, ISO13485:2016, aims to harmonize the requirements of ISO13485 with the requirements of the AIMD Directive. While management believes that we are compliant with existing quality management system regulations for medical device companies as of the date of this Annual Report, it is possible that we may be found to be noncompliant with new or existing regulations in the future. In addition, we may be found to be noncompliant as a result of future changes in, or interpretation of, the regulations for quality systems. If we do not achieve compliance or subsequently become noncompliant, the regulatory authorities may require that we take appropriate action to address non- conformance issues identified in a regulatory audit, and may, if we do not take such corrective actions in a timely manner, withdraw marketing clearance, or require product recall or take other enforcement action.

Our external vendors must, in general, also comply with the quality systems regulations and ISO13485. Any of our external vendors may become noncompliant with quality systems regulations or ISO13485, which could result in enforcement action by regulatory authorities, including, for example a warning letter from the FDA or a requirement to withdraw from the market or suspend distribution, or export or use of products manufactured by one or more of our vendors.

Any change or modification to a device (including changes to the manufacturing process) may require supplemental filings to regulatory authorities or new submissions for marketing authorization or certification (depending on the jurisdiction) and must be made in compliance with appropriate quality system regulations (such as the QSR for the United States and the AIMD Directive and the MDR for Europe), which may cause interruption to or delays in the marketing and sale of our products. Regulations and laws regarding the manufacture and sale of AIMDs are subject to future changes, as are administrative interpretation and policies of regulatory agencies. If we fail to comply with such laws and regulations where we would intend to market the Genio system, we could be subject to enforcement action including recall of our device, withdrawal of approval, authorization, certification or clearance and civil and criminal penalties. If any of these events occur, it may materially and adversely affect our business, financial condition, results of operations and prospects.

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

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

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

If the FDA or any other regulatory authority determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of a warning letter or an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or other enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

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

Healthcare laws and regulations in the United States may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute any products for which we obtain marketing approval. The healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

●	the U.S. federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
●	the U.S. federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal government program, or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement;
●	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including in some circumstances mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
●	the U.S. federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

●	the U.S. federal transparency requirements under the Physician Payments Sunshine Act require manufacturers of FDA-authorized drugs, devices, biologics and medical supplies covered by Medicare or Medicaid to report, on an annual basis, to the Department of Health and Human Services information related to payments and other transfers of value to physicians, certain advanced non-physician healthcare practitioners, and teaching hospitals as well as physician ownership and investment interests; and
●	analogous foreign and state laws and regulations such as state anti-kickback and false claims laws and analogous non-U.S. fraud and abuse laws and regulations, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require medical device companies to comply with the device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring device manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. State and non-U.S. laws, including the EU General Data Protection Regulation, or GDPR, also govern the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

The GDPR also regulates the transfer of personal data subject to the GDPR to so-called third countries that have not been found by the European Commission to provide an adequate level of data protection, including the United States. As from 2020, legal developments in Europe have created complexity and uncertainty regarding such transfers.

For instance, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated, by means of the so-called Schrems II-judgment, the EU-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate third country personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. The impact of the Schrems II-judgment is thus not confined to US personal data transfers, but to any transfer of personal data to third countries that are not deemed by the European Commission to provide for an adequate level of data protection. Both the EU controller (we) and the third country recipient need to verify whether the destination country’s laws will allow compliance with the GDPR, the transfer tool itself and also the EU Charter on Fundamental Rights (essentially equivalent level of protection to that guaranteed within the EU by the GDPR). If this is not the case, notably if third country mass surveillance legislation leads in practice (case by case analysis taking into account all relevant aspects to evaluate whether the mass surveillance legislation will apply and the impact thereof) to noncompliance, then we need to assess whether this can be remedied by supplementary measures (organizational, technical (encryption, pseudonymization) and contractual). The European Data Protection Board, or EDPB, regrouping all data protection authorities in the EU, has issued guidance in this respect; see EDPB Opinion 01/2020). If not, such transfer should be suspended or ended. If we are however intending to keep transferring personal data despite this conclusion, then we must notify the competent data protection authority. Nevertheless, there have been recent developments towards more certainty in respect of EU-US personal data transfers. On 13 December 2022, the European Commission published a draft adequacy decision for the new so-called “EU-US Data Privacy Framework”, which will enable free trans-Atlantic data flows by addressing the concerns raised in the Schrems II-judgment. The adoption process includes obtaining an opinion from the EDPB and the green light from a committee composed of representatives of EU Member States. Once adopted, the EU-US Data Privacy Framework will allow US companies to self-certify to the US Department Commerce their compliance with a set of agreed privacy principles in order to freely receive EU personal data. On a general note, failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR). If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.

In addition, the GDPR provides that European Union member states may further “implement” the GDPR in certain areas; in respect of the processing of genetic, biometric or health data, the GDPR for instance allows for member states to maintain or introduce further conditions, including limitations, which leads to additional uncertainties. By means of example, the Belgian legislator has made use of this option and makes the processing of such types of personal data subject to additional requirements (Art. 9 of the GDPR Act of 30 July 2018).

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. While the text of the ePrivacy Regulation is still under development, the 2019 Planet49-judgment of the Court of Justice of the European Union and regulators’ recent guidance and increased enforcement activity are driving increased attention to cookies and other tracking technologies. Some regulators have started to enforce the strict approach in recent guidance; the Belgian Data Protection Authority for instance has been proactively looking for cookie infringements on (press) websites and placed those websites under scrutiny in recent case law. Moreover, the EDPB has published the Cookie Banner Taskforce Report, which identifies common minimum thresholds for the data protection authorities in relation to cookies. Compliance with existing and future rules concerning cookies and other tracking technologies could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users.

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

In addition, state privacy and security laws and regulations vary from state to state, constantly evolve, and remain subject to significant change. In some cases, such laws and regulations can impose more restrictive requirements than HIPAA and other U.S. federal laws, thus complicating compliance efforts. By way of example, California and Virginia have enacted significant privacy laws that give residents of those states expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. Failure to comply with these state privacy laws could result in penalties and present unresolved compliance issues. In addition, the enactment of a U.S. federal privacy law is possible. The changing number of U.S. state or federal privacy laws may increase our compliance costs and potential liability. Other states are considering similar data privacy and security bills, which could be enacted in the future. In addition to fines and penalties that may be imposed for failure to comply with state law, some states also provide for private rights of action to patients for misuse of or unauthorized access to personal information.

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

If a prolonged government shutdown or slowdown occurs or if global health concerns prevent the FDA or other regulatory authorities or bodies from conducting business as usual or conducting inspections or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

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

The market prices of the ordinary shares may be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ordinary shares or shares at or above the price originally paid for the security. The market price for the ordinary shares may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial condition and operating results;
●	the release of new data from our DREAM and other clinical trials;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities analysts;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	currency fluctuations;
●	additions or departures of key management or scientific personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
●	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
●	announcement or expectation of additional debt or equity financing efforts;
●	uncertainty caused by the ongoing COVID-19 pandemic;
●	issuances or sales of the ordinary shares by us, our insiders or our other shareholders; and
●	general economic and market conditions, including inflation, higher interest rates and potential recession.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status will be made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2023. There is a risk that we will lose our foreign private issuer status in the future.

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

As a company based in Belgium, our business is subject to risks associated with conducting business internationally. Many of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
●	differing and changing regulatory requirements for drug approvals in non-U.S. countries;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with non-U.S. laws and regulations;

●	changes in non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in non-U.S. currency exchange rates of the pound sterling, the euro and currency controls;
●	changes in a specific country’s or region’s political or economic environment, including the implications of the United Kingdom’s withdrawal from the European Union;
●	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;
●	differing reimbursement regimes and price controls in certain non-U.S. markets;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;
●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
●	the potential for economic or political instability resulting from the ongoing conflict between Russian and Ukraine, including any impacts to energy prices or the supply chain; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Unfavorable global economic and political conditions could adversely affect our business, financial condition or results of operations.

The results of our operations could be adversely affected by general conditions in the global economy, the global financial markets and the global political conditions. The United States and global economies are facing growing inflation, higher interest rates and potential recession. Furthermore, a severe or prolonged economic downturn, including a recession or depression resulting from the ongoing COVID-19 pandemic or political disruption such as the war between Ukraine and Russia could result in a variety of risks to our business, including weakened demand for our programs and development candidates, if approved, relationships with any vendors or business partners located in affected geographies and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption, including any international trade disputes, could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our potential products. Any of the foregoing could seriously harm our business, and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could seriously harm our business.

The impact of the Russian invasion of Ukraine on the global economy, energy supplies and raw materials is uncertain, but may prove to negatively impact our business and operations.

The short and long-term implications of Russia’s invasion of Ukraine are difficult to predict at this time. We continue to monitor any adverse impact that the outbreak of war in Ukraine and the subsequent institution of sanctions against Russia by the United States and several European and Asian countries may have on the global economy in general, on our business and operations and on the businesses and operations of our suppliers and customers. For example, a prolonged conflict may result in challenges associated with timely receipt of customer payments and banking transactions, supply-chain issues, increased inflation, escalating energy prices and constrained availability, and thus increasing costs, of raw materials. We will continue to monitor this fluid situation and develop contingency plans as necessary to address any disruptions to our business operations as they develop. To the extent the war in Ukraine may adversely affect our business as discussed herein, it may also have the effect of heightening many of the other risks described herein. Such risks include, but are not limited to, adverse effects on macroeconomic conditions, including inflation; disruptions to our global technology infrastructure, including through cyber-attack, ransom attack, or cyber-intrusion; adverse changes in international trade policies and relations; our ability to maintain or increase our product prices; disruptions in global supply chains; our exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets, any of which could negatively affect our business and financial condition.

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

As a U.S. public company listed on Nasdaq, we incur legal, accounting, and other expenses that we would not incur if we were only listed on Euronext Brussels. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act would require that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results. In 2022, we made annual, semiannual and quarterly reporting with respect to our listing on Euronext Brussels.

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

In connection with our preparation and the audit of our consolidated financial statements as of and for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, and such material weaknesses have not been remediated as of December 31, 2022. Additionally, we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.

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

To address the material weaknesses identified, our management has taken, and continues to take, several remedial actions. We have engaged additional finance and accounting staff and external professional advisors with IFRS expertise to assist us in the preparation of reliable financial reports. We have also engaged, and continue to engage, external professional advisors with international reporting and controlling expertise to assist us in the implementation and evaluation of internal controls over financial reporting and segregating duties amongst finance and accounting personnel. We have reviewed, and are updating, our control framework which included performing gap analysis and assessing design of controls. Additionally, we have upgraded our information technology infrastructure and accounting system to enforce proper segregation duties amongst finance and accounting information systems. Our remediation plan is underway, however, it had not sufficiently advanced by December 31, 2022 to remediate either material weakness.

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

Capital Expenditures

Our capital expenditures amounted to €16.3 million, €11.8 million and €10.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

For the year ended December 31, 2022, our principal capital expenditures mainly related to term accounts that presented as financial assets.

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

Published scientific literature estimates that there are currently approximately 23.8 million individuals with moderate to severe OSA in our initial target markets in Europe. Based on published scientific literature, we estimate that approximately 2.6 million patients are diagnosed annually in those countries and that approximately 80% of diagnosed patients are prescribed a continuous positive airway pressure, or CPAP, device. Published scientific literature reports non-compliance rates to CPAP between 29% and 83%. Based on these data, and for purposes of calculating the total addressable market in Europe for the Genio system, we estimate that approximately 35% of patients that are prescribed CPAP in those countries are not compliant with the therapy. Additionally, certain patients possess anatomical characteristics, including higher body-mass-index or increased tongue fat deposition that make them ineligible for HGNS. Taking that into account, we estimate that approximately 70% of those non-compliant patients are eligible for HGNS based on their anatomical characteristics. As a result, we believe the total addressable market in Europe for the Genio system is at least 515,000 patients which represents an estimated annual market opportunity of approximately $10 billion based on our current pricing for the Genio system. We also plan to enter the United States market, assuming we obtain marketing authorization in the United States, where published scientific literature estimates that there are approximately 23.7 million individuals with moderate to severe OSA. Based on the same assumptions set out above, we estimate a target market of approximately 510,000 patients in the United States, which represents an estimated annual total addressable market of approximately $10 billion based on our current pricing for the Genio system.

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

We are seeking to expand indications of the Genio system by obtaining clinical evidence through our ongoing multicenter, prospective, open-label BilatEral Hypoglossal Nerve StimulaTion for TreatmEnt of ObstRuctive SLEEP Apnoea With and Without Complete Concentric Collapse clinical trial in Australia and New Zealand, or the BETTER SLEEP trial, to evaluate the effectiveness of the Genio system for patients suffering from CCC. We believe that positive results from this trial may eliminate the need for Genio system patients to be selected based on a DISE procedure prior to implantation of the Genio system, thereby leading to a potential indication expansion in Europe. In June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP trial. Based on this data, in October 2021, the EU Notified Body granted CE-Marked indication to include OSA patients with CCC for the Genio system in Europe, which should eliminate the need for a DISE procedure. Additionally, in September 2021, we received breakthrough device designation in the United States for the Genio system from the Food and Drug Administration, or FDA, for the treatment of OSA with CCC, based on the initial clinical evidence from the BETTER SLEEP trial. We plan to continue to obtain authorization in additional target markets and are currently conducting our Dual-sided Hypoglossal neRvE stimulAtion for the treatMent of Obstructive Sleep Apnea clinical trial, or DREAM trial, a multicenter, prospective, open-label, pivotal Investigational Device Exemption, or IDE, trial designed to support marketing authorization in the United States. Additionally, we submitted 12-month data on the first 34 DREAM patients as a late-breaking abstract to SLEEP 2023, a joint meeting of the American Academy of Sleep Medicine and the Sleep Research Society, demonstrating a 65% AHI responder rate, a 76% ODI responder rate and safety in line with expectations. These data are preliminary and not conclusive of final success of the DREAM trial. We anticipate 12-month data for the DREAM trial will be available in early 2024. For the trial to be successful, of the 115 patients, at least 63% of patients need to be AHI and ODI responders at the 12-month follow-up. Assuming a positive outcome from the DREAM trial, we expect to apply for marketing authorization in the United States with the aim of being commercially available in the United States in the second half of 2024.

In July 2022, we announced that the FDA approved an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with CCC that have failed, did not tolerate, or refused PAP. In the ACCCESS trial, we plan to implant up to 106 subjects with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at twelve months post-implant. The first enrolled subjects have been implanted.

We are initially targeting markets in Europe where we have identified a country- specific reimbursement pathway or execution strategy. We began our commercial launch in Germany in July 2020. After obtaining reimbursement approval in Germany through the existing HGNS special innovation funding program, or NUB, we generated our first revenue in the second half of 2020. In 2021, we successfully obtained reimbursement in Germany under a dedicated DRG code for HGNS and also recently obtained reimbursement under an OSA-specific DRG code in Switzerland from the Federal Statistic Office, or BFS. The reimbursement coverage in both Germany and Switzerland includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. In 2021, we began marketing products in Switzerland and also secured first revenue in Spain and we began commercialization in Finland in 2022. Based on market access activities conducted by us over the past several years, we have developed tailored reimbursement strategies using assessments of the local requirements of target countries. In countries where there is existing reimbursement coverage in place, we plan to piggyback on existing coding and reimbursement, acting as a fast follower. In countries where there is no existing reimbursement coverage, we will seek to be the first in that market to obtain reimbursement coverage. In countries without existing reimbursement coverage, the strategy could include (i) making the Genio system commercially available for patients through country specific innovation funding pathways for procedures and products that would not yet be covered by an existing code, (ii) supporting case-by-case funding submission in focus hospitals that can use their budget to fund the therapy, (iii) entering into specific commercial deals with privately funded hospital groups, or (iv) out-of-pocket payment.

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

In addition to our ongoing clinical studies, we are also committed to continuing our research and development efforts related to the Genio system, with an emphasis on improving clinical outcomes, optimizing patient adoption and comfort, increasing access for a greater number of patients, and allowing more physicians to perform the implantation procedure. The primary focus of our research and development efforts in the near-term will be the continued technological advancement of the Genio system. Some of these improvements include features aimed at enhancing a physician’s ability to monitor patient compliance and therapeutic efficacy. The Genio 2.1 system further reflects such improvements and is designed to improve patient comfort and compliance with a new smartphone application and an upgraded external activation chip. The Genio 2.1 system offers patients daily feedback on therapy usage and the autonomy to adjust stimulation amplitude within pre-defined boundaries. Physicians can also fine-tune stimulation amplitude to determine the optimal level of comfort for patients without compromising therapy efficacy. In the long term, including through our partnership with Vanderbilt University, we intend to provide new neurostimulation technologies for OSA patients. We continue to enhance our scalable technology platform to allow for quick and streamlined release of new features and functionalities through software, firmware and hardware updates and upgrades and therapy enhancement.

Our Competitive Strengths

We are focused on transforming the lives of patients who suffer from moderate to severe OSA by continuing to develop, clinically validate, manufacture and commercialize our innovative Genio system. We believe the Genio system offers a compelling solution for a large and significantly underpenetrated global patient population and that our focus and experience in treating patients with OSA, combined with the following strengths, will allow us to build our business and potentially expand our market opportunity:

●	Disruptive, patient-centric neurostimulation solution to treat moderate to severe OSA. We specifically designed the Genio system with the goal of advancing a therapy to treat moderate to severe OSA and providing a safe and effective patient-centric solution offering significant benefits to address the unmet needs of patients. The Genio system includes the first battery-free, leadless, neurostimulator designed to be implanted in a minimally invasive procedure using a single incision. The Genio system delivers bilateral HGNS for patients who suffer from moderate to severe OSA and did not tolerate, failed or refused standard first-line therapy, including CPAP. We believe that bilateral stimulation could lead to better therapeutic performance and address more therapeutic indications compared to other HGNS-based technologies. While other commercially available neurostimulation platforms require implantation of leads and a pulse generator containing a battery, our Genio system only requires implantation of a battery-free neurostimulator. Due to its unique design, the Genio system’s implantable stimulator is the only neurostimulation-based OSA therapy that has received CE-Mark conditional labeling for 1.5T and 3T full-body MRI scans. CE-Mark conditional labeling for MRI scans have become more and more important for physicians and patients due to the growing need and incidence of MRI scans. Implantable medical devices that have not been tested and approved with MR conditional labeling are considered as MR unsafe, and MR scans are contra-indicated for these patients. We believe our Genio system technology has the potential to become the leading neurostimulation solution for many of the estimated 425 million diagnosed and undiagnosed OSA patients worldwide suffering from moderate to severe OSA.
●	Growing body of clinical data and long-term clinical strategy. The Genio system is predicated on a well-established mechanism of action of electrically stimulating the hypoglossal nerve. Our BLAST OSA trial provided positive data for the Genio system, demonstrating that treatment with the Genio system resulted in statistically significant improvements in sleep apnea symptoms and quality of life measures. These data results were also associated with high therapy compliance. The trial’s results supported receipt of the CE-Mark in 2019 and have been published in peer-reviewed journals, including the European Respiratory Journal. We are continuing our clinical research to evaluate the efficacy of the Genio system on a longer-term basis through our post- market clinical trial for the treatment of OSA in adults, or the EliSA trial. In December 2020, we implanted the first patient in the DREAM trial, which is designed to support marketing authorization in the United States. In addition, in June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP trial. Based on this data, in October 2021, we expanded the CE-Marked indication to include OSA patients with CCC, which should eliminate the need for a DISE procedure. In September 2021, we received breakthrough device designation in the United States for the Genio system from the FDA for the treatment of OSA with CCC, based on the initial clinical evidence from the BETTER SLEEP trial. Further, in June 2022, we announced that the FDA approved the use of our next generation Genio 2.1 system for use in the DREAM trial. Additionally, in July 2022, we announced that the FDA approved an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with CCC that have failed, did not tolerate, or refused PAP.
●	Significant product development and new indication pipeline. The Genio system is a scalable-technology platform that allows for future external hardware, software and firmware updates to enhance therapeutic capabilities without requiring additional surgical procedures. We continue to invest in improving the Genio system to develop next generation products with features designed to improve patient comfort and compliance, efficacy and patient and market acceptance. Some of these improvements include features aimed at enhancing the physician’s ability to monitor patient compliance and therapeutic efficacy, including sensor technology to monitor a patient’s sleep position. We are also committed to expanding current treatment options for moderate to severe OSA patients by developing next generation neurostimulation-based technologies. We previously entered into a licensing agreement with Vanderbilt University pursuant to which we are exploring additional neurostimulation technologies. Under the agreement, we have an exclusive, worldwide license to make, use, sell or distribute products for treating sleep disordered breathing covered by certain patent rights owned, or that may be owned, by Vanderbilt. We will also work together with Vanderbilt University to continue prosecution of patent applications made by Vanderbilt.

●	Platform technology protected by comprehensive and broad intellectual property. Our platform technology is supported by a strong and growing portfolio of intellectual property rights, which includes utility and design patents, know-how and trade secrets, including therapy protocols, electrodes and methods. As of December 31, 2022, we had 186 granted or pending patent applications (with 53 issued or allowed U.S. patents), and 46 pending patent applications, eleven of which are U.S. pending patent applications and hold six trademark registrations (with three U.S. trademark registrations). Additionally, we operate a manufacturing facility responsible for silicone overmolding and select assembly of external components, which provides us with enhanced proprietary know-how and control of the supply chain to meet future demand.
●	Strong and experienced team. Our senior management team has many years of experience in the healthcare and medical device industry. Specifically, our team has extensive operating experience in product development, clinical, regulatory approval and commercialization activities as well as established relationships with industry leaders in the academic, clinical and commercial neuromodulation industries. Members of our management team have served in leadership positions with well-regarded medical technology companies such as St. Jude Medical Inc., Medtronic Inc., Stryker Corp and Nevro Corp. Since our founding, we have been supported by a seasoned Board of Directors with extensive industry and public company experience and a Scientific Advisory Committee that consists of industry-relevant KOLs.

Our Strategy

Our mission is to become a global leader in providing innovative, clinically proven solutions to treat patients suffering from OSA. The key elements of our strategy to achieve this goal and promote future growth include:

●	Obtaining marketing authorization in the United States. We are conducting clinical trials to further evaluate the efficacy and safety of the Genio system for treating patients with moderate to severe OSA. We are currently conducting the DREAM trial, a pivotal trial designed to support marketing authorization for the Genio system in the United States via either a premarket approval, or PMA, application or a De Novo request. The DREAM trial is a multicenter, prospective, open-label trial designed to enroll 115 patients in approximately 20centers in the United States and internationally. The trial aims to evaluate the safety and effectiveness of the Genio system to treat patients with moderate to severe OSA who either did not tolerate, failed or refused first-line PAP therapy. In June 2022, we announced that the FDA approved the use of our next generation Genio 2.1 system for use in the DREAM trial. We anticipate 12-month data for the DREAM trial will be available in early 2024. Assuming a positive outcome from the DREAM trial, we expect to apply for marketing authorization in the United States with the aim of being commercially available in the United States in the second half of 2024.
●	Promoting awareness of the Genio system among physicians, patients and payors to accelerate market adoption. We believe that the Genio system has the potential to become the leading neurostimulation solution for moderate to severe OSA patients. To accomplish this, we intend to raise market awareness and educate physicians, payors and patients on the negative impact of OSA and position the Genio system as a safe and effective treatment for moderate to severe OSA patients. We currently offer education and training programs to sleep centers and surgeons, which we believe provide a better understanding of the Genio system’s benefits and increase surgeons’ confidence implanting our technology. In addition, we provide programs targeted towards patients who use the Genio system to promote and increase their engagement, long-term observance, quality of life and well-being. We intend to establish long-term partnerships with KOLs, ENTs and sleep scientific societies and patient associations that are built on mutual trust and oriented towards the needs of OSA patients and their families. Finally, we intend to establish relationships with government and commercial payors to help reduce barriers to treating OSA by highlighting our clinical data, costs affiliated with untreated OSA patients and the clinical benefit of the Genio system. We plan to build upon this multi-pronged approach with direct-to-consumer marketing initiatives that help to educate patients and can frequently result in patient leads.

●	Continuing to enhance the Genio system and expand its indications. We continue to invest in our solutions and services to further improve the implantation procedure and enhance the patient experience and product features. Potential feature improvements could include design alterations, information driven integrated capabilities, diagnostics or monitoring, sleep apnea testing or various other technological advancements. We believe that bilateral stimulation could lead to better therapeutic performance and address more therapeutic indications compared to other hypoglossal nerve stimulation-based technologies. In June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP clinical trial. Based on this data, in October 2021, the EU Notified Body granted CE-Marked indication to include OSA patients with CCC for the Genio system in Europe. Currently, CCC patients are contraindicated for other HGNS OSA therapies. Further, in June 2022, we announced that the FDA approved the use of our next generation Genio 2.1 system for use in the DREAM trial. In July 2022, we obtained the CE-Mark for the Genio 2.1 system. In addition, we may look for strategic opportunities, including partnerships or collaborations, to broaden our capabilities and expertise in line with our patient-centric vision.
●	Pursuing and establishing favorable reimbursement coverage of the Genio system. While there is general consensus among physicians and payors of the medical necessity to treat OSA and increase the number of HGNS therapy coverage decisions, we continue to develop further clinical evidence intended to demonstrate a long-term meaningful improvement in health outcomes for patients meeting the specified criteria. We are initially targeting markets in Europe where we have identified a clear reimbursement pathway or execution strategy. In Germany, we have successfully obtained reimbursement under a dedicated DRG code for HGNS. In Switzerland, we obtained reimbursement under an OSA-specific DRG code by the Federal Statistic Office, or BFS. Each of these reimbursement coverages includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. We expect that the outcomes of the ongoing pivotal DREAM trial, if positive, will support marketing authorization and reimbursement in the United States. We believe that establishing and maintaining reimbursement will be important in achieving broad acceptance of our system by healthcare providers in these markets.
●	Continuing to build a commercial infrastructure in selected geographies. We have grown our commercial team to include a sales and marketing organization of over a dozen representatives with substantial medical device sales, education and clinical experience to support commercialization of the Genio system. Our initial strategy is to employ a targeted approach to increase therapy penetration within specific physician practice groups instead of a broad outreach strategy to physicians in general. Our sales and marketing organization is focused on prioritizing high volume centers that are strategically located and building long-standing relationships with key physicians with strong connections to the population of OSA patients indicated for the Genio system. We are focusing our efforts on developing Centers of Excellence in each of our commercial markets, where we plan to invest in developing the Genio system as the preferred treatment option for indicated moderate to severe OSA patients. Using a direct commercialization model in most of our target countries, we plan to utilize account managers to support these Centers of Excellence to strengthen the referral physician network, guiding new patients to these Centers of Excellence. We expect to gradually scale up our commercial organization in line with market entry and access in the various countries that we are targeting. Based on our experience gained from the commercial roll-out in Europe, but also taking into account particular dynamics of the local markets, we will determine and prepare what we believe to be the optimal sales and marketing structure for commercial launch in the United States if we obtain marketing authorization.

Market Overview

Overview of Obstructive Sleep Apnea

OSA is the most prevalent sleep disordered breathing condition. It is estimated that OSA currently affects approximately 936 million people globally between the ages of 30 and 69, of which approximately 425 million people suffer from moderate to severe OSA and require treatment. Every year, there are over 5.3 million new patients diagnosed with moderate to severe OSA, representing approximately 2.6 million in the United States and 2.6 million in our initial target markets in Europe.

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

While the benefits of HGNS have been well-recognized, we believe competing HGNS solutions suffer from several limitations, including:

●	Neurostimulator with internal battery
●	Competing neurostimulation systems for the treatment of OSA rely on an implanted neurostimulator that includes an internal battery.
●	In most cases, the internal battery cannot be recharged and, once depleted, the neurostimulator must be replaced in a further surgical procedure. In some cases, the battery can be recharged by the patient, but will eventually become depleted and require surgery to be replaced. Additional procedures may result in an increased risk of infection at the incision site.
●	The neurostimulator has been designed to be large enough to accommodate the additional space necessary for the battery. As a result, the neurostimulator is positioned in a subcutaneous pocket, and the device may be palpable or visible in the chest area.
●	Given the design of the implanted neurostimulator used by competing systems, those systems have either received 1.5T MRI clearance only or don’t have MRI clearance.
●	Multiple Implantable Components Requiring Multiple Surgical Incisions
●	Competing systems require multiple parts to be implanted including leads and a cuff electrode;
●	Competing systems require multiple surgical incisions and subcutaneous lead tunneling including bringing a lead from the pulse generator to the neck and bringing a lead from the pulse generator to the respiratory system, which monitors breathing. These multiple steps during implantation lead to an average implantation procedure of approximately 2 hours, which, combined with additional incisions, can result in an increased risk of surgical infection.
●	Unilateral Stimulation
●	Unilateral stimulation delivers stimulation to only one branch of the hypoglossal nerve, which limits options for nonresponding or contraindicated patients, including patients with CCC.

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

The figure below summarizes the prevalence of moderate to severe OSA patients among our targeted initial commercial markets.

ESTIMATED MODERATE TO SEVERE OSA PREVALENCE BY COUNTRY

		Prevalence of	Percentage of
		moderate-to-	moderate-to-
	Population	severe OSA in	severe OSA in
	aged	30 – 69Y old	30 – 69Y old
	30 – 69 years	population	population
United States
United States	163,246,772	23,678,109	14.50%
INITIAL TARGET MARKETS
European Countries
Germany	43,751,645	14,393,964	32.90%
Spain	26,158,266	4,233,728	16.20%
Netherlands	9,050,266	2,582,583	28.50%
Belgium	5,917,763	931,859	15.7%
Switzerland	4,518,615	1,654,232	36.60%
Total Initial Target Markets
Total	89,396,555	23,796,366	26.62%

OSA therapy is a large and growing market. We believe there is a significant population in the United States with moderate to severe OSA who are unable to use or achieve the intended clinical benefit from CPAP and who would be eligible for the Genio system upon approval. Published scientific literature estimates that there are currently approximately 23.8 million individuals with moderate to severe OSA in our initial target markets in Europe. Based on published scientific literature, we estimate that approximately 2.6 million patients are diagnosed annually in those countries and that approximately 80% of diagnosed patients are prescribed a CPAP device. Published scientific literature reports non-compliance rates to CPAP between 29% and 83%. Based on these data, and for purposes of calculating the total addressable market in Europe for the Genio system, we estimate that approximately 35% of patients that are prescribed CPAP in those countries are not compliant with the therapy. Additionally, certain patients possess anatomical characteristics, including higher body-mass index or increased tongue fat deposition that make them ineligible for HGNS. Taking that into account, we estimate that approximately 70% of those non-compliant patients are eligible for HGNS based on their anatomical characteristics. As a result, we believe the total addressable market in Europe for the Genio system is at least 515,000 patients annually, which represents an estimated annual market opportunity of approximately $10 billion based on our current pricing for the Genio system. We also plan to enter the United States market, assuming we obtain marketing authorization in the United States, where published scientific literature estimates there are approximately 23.7 million individuals with moderate to severe OSA. Based on the same assumptions set out above, we estimate a target market of approximately 510,000 patients in the United States, which represents an estimated annual total addressable market of approximately $10 billion based on our current pricing for the Genio system.

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

In October 2021, Nyxoah received CE-mark indication approval to treat OSA patients with CCC, based on clinical evidence from the BETTER SLEEP trial.

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

Pivotal DREAM Trial

In June 2020, the FDA approved our IDE application, allowing us to commence our pivotal DREAM trial of the Genio system. In June 2022, we announced that the FDA approved the use of the Genio 2.1 system in our DREAM trial. Our DREAM trial is a multicenter, prospective, open-label trial in which each participant who undergoes implantation of the Genio system will be followed for five years post-implantation to assess the safety and efficacy of the system in patients with moderate to severe OSA. We initiated the DREAM trial as an IDE pivotal trial to support an application seeking FDA marketing authorization and ultimately, reimbursement in the United States for bilateral HGNS for the treatment of moderate to severe OSA. The trial enrolled 115 patients who have all been implanted as of the date of this Annual Report, with 12-month effectiveness and safety primary endpoints. We have identified 20 centers for the trial, including 15 in the United States. Fifteen of them were active and enrolling patients as of December 2022.

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

We anticipate 12-month data will be available in early 2024.

Sales and Marketing

We have grown our commercial team to more than 15 individuals, including sales representatives, field engineers and marketing professionals, who collectively bring substantial medical device sales, education and clinical experience to support commercialization of the Genio system. We are initially targeting markets in Europe where we have identified a clear reimbursement pathway or execution strategy. In Germany, we have successfully obtained reimbursement under a dedicated DRG code for HGNS, and, in Switzerland, we recently obtained reimbursement under an OSA-specific DRG code by the BFS. Each of these reimbursement coverages includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. We began our commercial launch of the Genio system in July 2020. Our sales team in Germany consists of one country director and several representatives and field engineers, with support provided by our corporate team. We began marketing products in Switzerland and also secured first revenue in Spain in 2021 and we began commercialization in Finland in 2022.

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

Research and Development

In addition to our ongoing clinical studies, we are also committed to continuing our research and development efforts related to the Genio system, with an emphasis on improving clinical outcomes, optimizing patient adoption and comfort, increasing access for a greater number of patients and allowing more physicians to perform the procedure. The primary focus of our research and development efforts in the near-term will be the continued technological advancement of the Genio system. Some of these improvements include features aimed at enhancing a physician’s ability to monitor patient compliance and therapy efficacy. We continue to enhance our scalable technology platform to potentially enable quick and streamlined release of new features and functionalities through software, firmware, hardware updates and upgrades and therapy enhancement. In January 2021, we entered into an exclusive license agreement with Vanderbilt University in order to further develop new neurostimulation technologies for the treatment of sleep disordered breathing conditions. We expect that these potential new treatments will focus on stimulating the ansa cervicalis, the efferent fiber of the glossopharyngeal nerve or nerves that innervate the palatoglossus and/or the palatopharyngeus muscle. Additionally, in June 2022, we announced that the FDA approved the use of our next generation Genio 2.1 system, which is designed to improve patient comfort and compliance with a new smartphone application and an upgraded external activation chip, for use in the DREAM trial. In July 2022, we obtained the CE-Mark for the Genio 2.1 system.

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

Manufacturing and Supply

We rely on third-parties to manufacture and supply all the components of the Genio system to our specifications. Most components are supplied by single-source suppliers. Our principal suppliers of components are Meko, Medistri SA, Resonetics, VSI Parylene, Reinhardt Microtech GmbH (Cicor), Abatec (previously Lust Hybrid), Specialty Coating Systems (SCS), VSI Parylene, Resonetics, Medistri SAMeko, and S&D Tech SRL. The raw materials used by our suppliers are purchased in the open market. We continue to look for additional or replacement suppliers for the currently single-source components and we plan to maintain a sufficient level of inventory of such components to enable continued production for a limited period, such as during a supplier transition phase.

We work with third parties to manufacture and supply the components of the implantable stimulator and external stimulator. The initial assembly of the different electronics components is done by different external suppliers. The final assembly of the external stimulator and the final manufacturing step of the implantable stimulator, the silicone molding, are done internally by our manufacturing teams in the clean rooms at our facilities in Tel Aviv, Israel, and Milmort, Belgium. The capacity of our facilities in Tel Aviv and Milmort is expected to cover our expected product demand for 2023.

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

Collaboration and License Agreements

Cochlear Collaboration Agreement

We and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which we and Cochlear agree to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. Cochlear has significant expertise in the development of implantable devices. The specific contributions and services to be used, applied and provided by both parties are further detailed in a document called “Statement of Work” that may be agreed upon by the parties from time to time. The initial Statement of Work was agreed upon by us and Cochlear on November 7, 2018 and is now complete. According to this Statement of Work, Cochlear evaluated various packaging technologies support us in the assessment of encapsulation technologies for the implantable stimulator. A new Statement of Work was entered into on June 8, 2020. Under this Statement of Work , Cochlear is working with us in developing and enhancing the next generation implantable stimulator, and we will spend approximately €5.3 million on these efforts, of which €1.3 million was paid in June 2020, €1.4 million in September 2021, €1.2 million in February 2022 and €1.4 million will be paid after the date of this Annual Report.

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

As of December 31, 2022, we have 186 granted or pending patent applications (both utility and design) comprised of 53 issued or allowed U.S. patents, 10 pending U.S. non-provisional applications, 1 pending U.S. provisional applications, 2 pending international patent applications filed under the Patent Cooperation Treaty, or PCT, and 33 pending patent applications and 87 granted patents in jurisdictions outside the United States, including Australia, Canada, China, Europe, Hong Kong, Israel and Japan. The exclusivity terms of our patents depend upon the laws of the countries in which they are obtained. In the countries in which we currently file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. Current issued patents and patent applications covering our Genio system will expire on dates ranging from 2032 to 2034, if the applications are issued.

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

Regulatory Landscape in the European Union

The EU has adopted specific directives and subsequently regulations regulating the design, manufacture, clinical investigations, labeling, conformity assessment, post-market surveillance and vigilance reporting for medical devices. EU directives, which had to be implemented into the national laws of the EU member states, led to certain variations between national laws of the different member states. Regulations are directly applicable in all EU member states from their effective applicability date and are intended to eliminate differences in the regulation of medical device requirements among EU member states. The EU rules listed below are generally applicable in the EEA. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet EU requirements.

Prior to May 26, 2021, all medical devices placed on the EU market had to meet the relevant essential requirements laid down in Council Directive 93/42/EEC, or the Medical Devices Directive (MDD) and the Council Directive 90/385/EEC, or the Active Implantable Medical Device Directive (AIMDD). Active Implantable Medical Devices, or AIMDs, are defined as medical devices that rely on a source of electrical energy or any source of power other than that generated by the body, which are totally or partially introduced, either surgically or medically, into the human body and intended to remain after the procedure.

On May 26, 2021, the MDR became effective, repealing and replacing the MDD and the AIMDD. The MDR is directly applicable in all EU member states. The MDR changed several aspects of the regulatory framework for medical device marketing in Europe in order to increase regulatory oversight of all medical devices marketed in the EU (which, in turn, increased the costs, time and requirements to place innovative or high-risk medical devices on the European market). The MDR among other things:

●	strengthens the rules on placing devices on the market and reinforces surveillance once they are available;
●	establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
●	improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
●	sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union, or EU; and
●	strengthens the rules for the assessment of certain high-risk devices, which may have to undergo an additional check by experts before they are placed on the market.

An overarching requirement under the MDR is that any device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must meet the performance specifications intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. To that effect, the European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. A harmonized standard is a European standard developed by a recognized European Standards Organization. While not mandatory, compliance with harmonized standards is a way for manufacturers to demonstrate that products comply with relevant EU legislation.

To demonstrate compliance with the General Safety and Performance Requirements, or GSPRs, laid down in the MDR, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Conformity assessment procedures require an assessment of the technical documentation, including the device description, the design stages, the manufacturing process, available clinical evidence, literature data for the product, and post-market experience in respect of similar products already marketed. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the GSPRs (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a Notified Body. To that effect, manufacturers of medical devices must make an application to a Notified Body. Notified Bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A Notified Body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality management system (which must, in particular, comply with ISO 13485 related to Medical Devices Quality Management Systems). If satisfied that the AIMD or other medical device conforms to the relevant GSPRs, the Notified Body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE-Mark to the device, allowing the device to be legally marketed throughout the EU.

Notified Body certificates of conformity are valid for a fixed duration (which shall not exceed five years).

Throughout the term of the certificate, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the Notified Body before it renews the relevant certificate(s).

As a general rule, demonstration of conformity of medical devices with the GSPRs must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. In order to demonstrate safety and effectiveness for their AIMDs and other medical devices, manufacturers must conduct clinical investigations in accordance with the requirements of Annex VII and Annex XV to the MDR. Clinical investigations for medical devices usually require the approval of an ethics committees and approval by the national regulatory authorities. Both regulators and ethics committees also require the submission of periodic safety reports during a study and may request a copy of the final study report.

Once the product has been placed on the market in the EU, the manufacturer must comply with requirements for reporting serious incidents and field safety corrective actions associated with the product. In particular, all manufacturers placing medical devices into the market in the EU must comply with the EU medical device vigilance system. Under this system, serious incidents must be reported to the relevant authorities of the EU member states, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. A serious incident is defined as any malfunction or deterioration in the characteristics or performance of a device made available on the market, including use-error due to ergonomic features, as well as any inadequacy in the information supplied by the manufacturer and any undesirable side-effect that directly or indirectly led, might have led or might lead to death, temporary or permanent serious deterioration of health state, or a serious public health threat. An FSCA can include the withdrawal of the device from the market, or a recall thereof. FSCAs must be communicated by the manufacturer or its legal representative to the users of the device through Field Safety Notices.

The advertising and promotion of medical devices is subject to some general principles set forth by EU directives. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices. While the aforementioned directives are not specific to the advertising of medical devices, the provisions of national law transposing them must also be complied with and contain general rules, for example requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at national level. EU member states laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

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

Devices lawfully placed on the market pursuant to the MDD and the AIMDD prior to May 26, 2021 could initially continue to be made available on the market or put into service until May 26, 2025. Nevertheless, the European Parliament very recently adopted legislation to extend this transitional period to give manufacturers more time to switch from the previously applicable provisions to the new certification requirements for medical devices as laid down by the MDR. For high risk, class III and class IIb implantable devices the transitional period is extended until December 31, 2027. For medium and low risk, class IIb devices and class IIa, Im, Is and Ir devices the transition period is extended until December 31, 2028.

We obtained the CE-Mark for the Genio system under the AIMDD in March 2019. Additionally, we obtained the CE-Mark for the Genio 2.1 system under the MDR in July 2022. DEKRA Certification B.V., a Notified Body designated for regulatory review of medical devices and their manufacturers under applicable EU regulations, conducted the assessment of the technical dossiers and the manufacturers’ quality system for the Genio system and Genio 2.1 system and issued the certificate of conformity for the device. In addition, our manufacturing facility is certified as compliant with ISO 13584:2016.

The CE-Mark on the current Genio system design, obtained in March 2019 will need to be re-evaluated and re-certified in accordance with the MDR before the extended deadline of December 31, 2027. Any modification to an existing CE-Marked medical device will also require review and certification under the MDR. To benefit from the extended transitional period, the manufacturer or its authorized representative need to have submitted an application for MDR certification by May 26, 2024 and needs to have signed a written proposal/agreement with the Notified Body by September 26, 2024. The recertification process under the MDR moreover requires a demonstration that the performance and the safety of the currently approved medical device has been maintained and that the system meets the new regulatory requirements and standards under the MDR. Further clinical studies will not be required to obtain the recertification for the Genio system under the MDR. We have conducted an in-depth MDR gap analysis and our Quality Management System is currently compliant with MDR requirements.

In addition, we are registered as a legal manufacturer in Belgium under the MDR. We also invest significant efforts to maintain compliance with the most updated and harmonized standards, as well as with local and international regulatory requirements.

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

The Genio system is regulated by the FDA as a medical device under the FDCA, as implemented and enforced by the FDA. The FDA regulates the development, testing, manufacturing, labeling, packaging, storage, installation, servicing, advertising, promotion, marketing, distribution, import, export, and market surveillance of our medical devices. The Genio system is not yet approved or cleared for marketing in the United States.

Device Premarket Regulatory Requirements

Before being introduced into the U.S. market, each medical device must obtain marketing authorization from the FDA through the premarket notification, or 510(k), process, the De Novo classification process or the premarket approval, or PMA, process, unless they are determined to be Class I devices or to otherwise qualify for an exemption from one of these available forms of premarket review and authorization by the FDA. Under the FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of controls needed to provide reasonable assurance of safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device. Class I devices are those for which reasonable assurance of safety and effectiveness can be maintained through adherence to general controls, which include compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, as well as regulations requiring facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. The Class I designation also applies to devices for which there is insufficient information to determine that general controls are sufficient to provide reasonable assurance of the safety and effectiveness of the device or to establish special controls to provide such assurance, but that are not life-supporting or life-sustaining or for a use which is of substantial importance in preventing impairment of human health, and that do not present a potential, unreasonable risk of illness of injury.

Class II devices are those for which general controls alone are insufficient to provide reasonable assurance of safety and effectiveness and there is sufficient information to establish “special controls.” These special controls can include performance standards, post-market surveillance requirements, patient registries and FDA guidance documents describing device-specific special controls. While most Class I devices are exempt from the premarket notification requirement, most Class II devices require a premarket notification prior to commercialization in the United States; however, the FDA has the authority to exempt Class II devices from the premarket notification requirement under certain circumstances. As a result, manufacturers of most Class II devices must submit premarket notifications to the FDA under Section 510(k) of the FDCA (21 U.S.C. § 360(k)) in order to obtain the necessary authorization to market or commercially distribute such devices. To obtain 510(k) clearance, manufacturers must submit to the FDA adequate information demonstrating that the proposed device is “substantially equivalent” to a “predicate device” that is already on the market. A predicate device is a legally marketed device that is not subject to PMA, meaning, (i) a device that was legally marketed prior to May 28, 1976, or preamendments device, and for which a PMA is not required, (ii) a device that has been reclassified from Class III to Class II or I, or (iii) a device that was found substantially equivalent through the 510(k) process.

Following receipt of a premarket notification for a device, the FDA determines whether the submission is sufficiently complete to permit a substantive review. According to the most recent medical device user fee goals, the FDA will attempt to issue a decision within 90 days of receipt on 95% of all 510(k) submissions accepted for review. However, the FDA may stop the review clock for up to 180 days to request that the applicant respond to the agency’s requests for additional information about the proposed device. If the FDA agrees that the device is substantially equivalent to the predicate device identified by the applicant in a premarket notification submission, the agency will grant 510(k) clearance for the new device, permitting the applicant to commercialize the device. Premarket notifications are subject to user fees, unless a specific exemption applies.

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

The FDA may refer any PMA, including applications for novel device candidates or device candidates that present difficult questions of safety or efficacy, to an advisory committee for review. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making final decisions on approval.

If the FDA’s evaluation of the PMA application and inspection of the manufacturing facility is favorable, the FDA may issue an approval order authorizing commercial marketing of the device, or an “approvable letter,” which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been met to the satisfaction of the FDA, the agency will issue a PMA approval order, subject to the conditions of approval and the limitations established in the approval order. If the FDA’s evaluation of a PMA application or manufacturing facility is not favorable, the FDA will deny approval of the PMA or issue a “not approvable letter.” The FDA may also determine that additional studies are necessary, in which case the PMA approval may be delayed for several months or years while such additional studies are conducted and data is submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy, and each PMA submission is subject to a substantial user fee unless a specific exemption applies. PMA approval may also be granted with post-approval requirements such as the need for additional patient follow-up or requirements to conduct additional clinical trials.

New PMA applications or PMA supplements may be required for any modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplements are limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive clinical data or the convening of an advisory committee.

The De Novo classification process allows a manufacturer whose novel device is automatically classified into Class III to request that the FDA classify such device as Class I or Class II based on evidence that the device in fact presents low or moderate risk, instead of following the typical Class III device pathway requiring the submission and approval of a PMA application. Under the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, the FDA is required to classify a device within 120 days following receipt of the De Novo classification request from an applicant; however, the process may take significantly longer. For example, the most recent FDA user fee goals state that in fiscal year 2023, the FDA will attempt to issue a decision within 150 days of receipt on 70% of all De Novo classification requests received during the year. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. If FDA grants the De Novo request, the device may be legally marketed in the United States. However, the FDA may reject the classification request if it identifies a suitable legally marketed predicate device that provides a reasonable basis for review of substantial equivalence or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and adequate special controls cannot be developed. De Novo classification requests are subject to user fees, unless a specific exemption applies.

Device Clinical Studies

Clinical studies are almost always required to support PMA applications and are sometimes required to support 510(k) and De Novo classification submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s good clinical practice, or GCP, regulations, including the investigational device exemption, or IDE, regulations that govern investigational device labeling, prohibit promotion of investigational devices, and specify recordkeeping, reporting and monitoring responsibilities of trial sponsors and investigators. If the device presents a “significant risk,” as defined by the FDA, the agency requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical studies. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a patient. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that the device has a safety profile appropriate for human testing and that the trial protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA, unless the FDA expressly approves or denies the application in writing or notifies the sponsor that the investigation is on hold and may not begin until the sponsor provides supplemental information about the investigation that satisfies the agency’s concerns. If the FDA determines that there are deficiencies or other concerns with an IDE that require modification of the trial, the FDA may permit a clinical trial to proceed under a conditional approval or the sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. In addition, the trial must be approved by, and conducted under the oversight of, an institutional review board, or IRB, for each clinical site. If the device presents a non-significant risk to the patient according to criteria established by FDA as part of the IDE regulations, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate authorization from the FDA, but must still comply with abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.

As part of its clinical trial oversight responsibilities, an IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to clinical trial subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical studies, including details of the protocol and eventually trial results, also must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on the ClinicalTrials.gov data registry. Information related to the product, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical studies after completion. Disclosure of the results of these studies can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The NIH Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and both NIH and FDA have brought enforcement actions against non-compliant clinical trial sponsors.

Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA and more frequently if unanticipated serious adverse events, or SAEs, occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the clinical protocol, GCP, or other IRB requirements or if the investigational product has been associated with unexpected serious harm to patients.

In the Consolidated Appropriations Act for 2023, Congress amended the FDCA to require the sponsor of any clinical trial for a medical device to develop a diversity action plan for such trial, and if submission of an IDE application is required, to submit such diversity action plan to the FDA. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect device clinical trial planning and timing or what specific information FDA will expect in such plans, but if FDA objects to a sponsor’s diversity action plan and requires the sponsor to amend the plan or take other actions, it may delay trial initiation.

Post-Marketing Restrictions and Enforcement

After a device is cleared or approved for marketing by the FDA, numerous medical device regulatory requirements continue to apply, such as:

●	establishment registration and device listing with the FDA;
●	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
●	labeling and marketing regulations, which require that advertising and promotional materials about the cleared or approved device are truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of devices for uncleared or unapproved or “off -label” uses and impose other restrictions on labeling;
●	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device marketed by the manufacturer would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
●	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations;
●	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device; and
●	periodic scheduled or unscheduled inspections by the FDA to assess compliance with applicable regulations, which could result in the shutdown of, or restrictions on, our manufacturing operations and the recall or seizure of our products.

The medical device reporting requirements also extend to healthcare facilities that use medical devices in providing care to patients, or “device user facilities,” which include hospitals, ambulatory surgical facilities, nursing homes, outpatient diagnostic facilities, or outpatient treatment facilities, but not physician offices. A device user facility must report any device-related death to both the FDA and the device manufacturer, or any device-related serious injury to the manufacturer (or, if the manufacturer is unknown, to the FDA) within 10 days of the event. Device user facilities are not required to report device malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur but may voluntarily report such malfunctions through MedWatch, the FDA’s Safety Information and Adverse Event Reporting Program.

The FDA also has the authority to require the recall of commercialized medical device products in the event of material deficiencies or defects in design or manufacture. The authority to require a recall must be based on an FDA finding that there is reasonable probability that the device would cause serious adverse health consequences or death. A manufacturer may, under its own initiative, recall one or more of its products if any distributed devices fail to meet established specifications, are otherwise misbranded or adulterated under the FDCA, or if any other material deficiency is found. A device manufacturer must report to the FDA any correction, removal or recall of its devices, if such action is taken to reduce a risk to health posed by such devices or to remedy a violation of the FDCA caused by such devices that may present a risk to health, within 10 working days after the recall is initiated.

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

To ensure compliance with regulatory requirements, medical device manufacturers are subject to market surveillance and periodic, pre-scheduled or unannounced inspections by the FDA, and these inspections may include the manufacturing facilities of contract manufacturers. Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products.

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

Federal Trade Commission Regulatory Oversight

Our advertising for our products is subject to federal truth-in-advertising laws enforced by the Federal Trade Commission, or FTC, as well as comparable state consumer protection laws. Under the Federal Trade Commission Act, or FTC Act, the FTC is empowered, among other things, to (a) prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce; (b) seek monetary redress and other relief for conduct injurious to consumers; and (c) gather and compile information and conduct investigations relating to the organization, business, practices, and management of entities engaged in commerce. The FTC has very broad enforcement authority, and failure to abide by the substantive requirements of the FTC Act and other consumer protection laws can result in administrative or judicial penalties, including civil penalties, injunctions affecting the manner in which we would be able to market services or products in the future, or criminal prosecution.

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

The majority of states also have statutes or regulations similar to the aforementioned federal laws, some of which are broader in scope and apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Some state laws require medical device companies to comply with the relevant industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring device manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

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

Healthcare Reform

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory authorization of our product candidates. For example, Congress must reauthorize the FDA’s user fee programs every five years and often makes changes to those programs in addition to policy or procedural changes that may be negotiated between the FDA and industry stakeholders as part of this periodic reauthorization process. Congress most recently reauthorized the user fee programs in September 2022 but without any substantive policy changes. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing authorization that we otherwise may have obtained, and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, (collectively, the “ACA”) was signed into law and substantially changed the way healthcare is financed by both governmental and private insurers in the United States. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and fraud and abuse changes. Additionally, the ACA provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

Following several years of litigation in the federal courts, in June 2021, the U.S. Supreme Court upheld the ACA when it dismissed a legal challenge to the ACA’s constitutionality. Further legislative and regulatory changes under the ACA remain possible, although it is unknown what form any such changes or any law would take, and how or whether it may affect the medical device industry as a whole or our business in the future. We expect that changes or additions to the ACA, the Medicare and Medicaid programs and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry in the United States.

Moreover, there has recently been heightened governmental scrutiny, including increasing legislative and enforcement interest, over the manner in which manufacturers set prices for their marketed healthcare products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to healthcare product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for healthcare products. Individual states in the United States have also become increasingly active in implementing regulations designed to control healthcare product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation of healthcare products from other countries. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

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

Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, (so-called Schrems II decision, C-311/18) the Court of Justice of the European Union, or the CJEU, invalidated the EU-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the European Union to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and alternative to the Privacy Shield), it made clear that reliance on such clauses for personal data transfers from the European Union to so-called third countries (i.e., countries outside the EEA), such as the United States or Russia alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Nevertheless, there have been recent developments towards more certainty in respect of EU-US personal data transfers. On 13 December 2022, the European Commission published a draft adequacy decision for the new so-called “EU-US Data Privacy Framework”, which will enable free trans-Atlantic data flows by addressing the concerns raised in the Schrems II-judgment. The adoption process includes obtaining an opinion from the EDPB and the green light from a committee composed of representatives of EU Member States. Once adopted, the EU-US Data Privacy Framework will allow US companies to self-certify to the US Department Commerce their compliance with a set of agreed privacy principles in order to freely receive EU personal data.

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

Privacy regulations, like the GDPR, concerning the use of web analysis are particularly relevant to our online platform. Web analysis technologies (e.g., processing of cookies or tracking records such as through Google Analytics) process personal data in order to enable the operator of a website to personalize its offers and marketing to better match the client’s interests. Most web analysis tools anonymize or pseudonymize collected data, but the use of such tools is nonetheless regulated by data privacy laws. For example, the use of cookies is regulated by the Directive 2002/58/EC on Privacy and Electronic Communications, or the ePrivacy Directive, that provides for an opt-in regime pursuant to which the use of technically non-necessary cookies and comparable tracking technologies requires an informed consent of the end-user of a device.

However, the ePrivacy Directive needs to be adapted to align with the GDPR. On February 10, 2021 the EU member states agreed on a negotiating mandate regarding the draft proposal for a Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, which will replace the ePrivacy Directive. The EU Council recently agreed on a draft for the ePrivacy Regulation and, as soon as enacted, the ePrivacy Regulation could lead to stricter requirements and could further impact our online platform. Furthermore, based on its data strategy, the European Union plans to comprehensively revise the legal framework for the handling of data, for example through the recently adopted Digital Markets Act and the Digital Services Act.

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

With regards to cookies, the Belgian Data Protection Authority also indicated that they will treat this as a top priority. The Belgian Data Protection Authority has been proactively looking for cookie infringements on (press) websites and placed those websites under scrutiny in recent case-law. Moreover, the EDPB has published the Cookie Banner Taskforce Report, which identifies common minimum thresholds for the data protection authorities in relation to cookies.

Data Privacy and Security Laws in the United States

Medical device companies may be subject to U.S. federal and state health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health- related and other personal information.

HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, healthcare clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the U.S. Department of Health and Human Services, or HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, or PHI, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

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

Various states, such as California and Massachusetts, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements, in some cases more stringent than HIPAA, regulating the use and disclosure of health information and other personally identifiable information. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. Furthermore, California enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020, became enforceable by the California Attorney General on July 1, 2020, and has been dubbed the first “GDPR-like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined). The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act, or CPRA, recently passed in California. The CPRA will impose additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for high-risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions became effective on January 1, 2023, and additional compliance investment and potential business process changes may be required. Although the CCPA currently exempts certain health-related information, including clinical trial data, the CCPA and the CPRA may increase our compliance costs and potential liability. Similar laws have been adopted in other states (for example, Nevada, Virginia, Connecticut, Utah and Colorado) or proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our affiliates and partners and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify.

The legislative and regulatory landscape for privacy and data security continues to evolve, and there has been an increasing focus on privacy and data security issues which may affect our business. Failure to comply with current and future laws and regulations could result in government enforcement actions (including the imposition of significant penalties), criminal and civil liability for us and our officers and directors, private litigation and/or adverse publicity that negatively affects our business.

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

Importantly, United States authorities that enforce the FCPA, including the Department of Justice, deem most healthcare professionals and other employees of foreign hospitals, clinics, research facilities and medical schools in countries with public healthcare or public education systems to be “foreign officials” under the FCPA. When we interact with foreign healthcare professionals and researchers in testing and marketing our products abroad, we must have policies and procedures in place sufficient to prevent us and agents acting on our behalf from providing any bribe, gift or gratuity, including excessive or lavish meals, travel or entertainment in connection with marketing our products and services or securing required permits and approvals such as those needed to initiate clinical studies in foreign jurisdictions.

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

Employees and Human Capital Resources

As of December 31, 2022, we employed 137.50 full-time equivalents (including employees and consultants), of which 41.9 were based in Belgium, 14 were based in Germany, 44.6 were based in Israel, 6 were based in Australia and 31 were based in the United States. None of our employees are represented by labor unions or covered by company specific bargaining agreements.

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

C.Organizational Structure

The following is a list of our significant subsidiaries:

	Country of		Percent
Name of undertaking	registration	Activity	holding
Nyxoah Ltd	Israel	Medical Technology Research and Development	100
Nyxoah Pty Ltd	Australia	Medical Technology Research and Development	100
Nyxoah, Inc.	United States	Medical Technology Research and Development	100

D.Property, Plant and Equipment

Type	Location	Size (square meters)	Expiry
Executive office	Mont-Saint-Guibert, Belgium	570	June 30, 2029
Offices	Milmort, Belgium	90	January 1, 2024
Manufacturing	Milmort, Belgium	140	N.A. (indefinite duration)
Executive office/Storage	Tel Aviv, Israel	1,356	August 23, 2027

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

We operate out of a leased site in Milmort, Belgium, which consists of 140 square meters (approximately 1,500 square feet) of manufacturing space (cleanroom) and 90 square meters (approximately 970 square feet) of office space and is home to our manufacturing activities. The lease for the office space in Milmort, Belgium expires on January 1, 2024.  We can terminate the contract at any time with a notice period of six months. The lease for the manufacturing space in Milmort, Belgium is for an indefinite duration. We can terminate it as from January 1, 2026 with a notice period of eighteen months.

Nyxoah Ltd operates out of a leased site in Tel Aviv, Israel, which consists of 1,306 square meters (approximately 11,830 square feet) of office space and 50 square meters (approximately 540 square feet) of additional storage space and is home to our research and development and manufacturing activities. The lease for the site in Tel Aviv, Israel expires on August 23, 2023 and may be renewed twice for two additional years to bring the lease to August 23, 2027. We expect the two lease extensions pursuant to the renewals to occur, and the landlord may only reject the exercise of the lease extension by us if the landlord plans to pull down the building to construct a new one. The landlord must provide us notice of the decision not to extend the lease 120 days prior to the end of the lease period or prior to the planned demolition, whichever is earlier.

Item 4A.Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of financial condition and operating results together with the information in “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. We present our consolidated financial statements in EUR and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

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

To date, our primary sources of capital have been private placements and public offerings of our common stock, debt financing agreements, and revenue from the sale of our products. Since inception, we have raised equity financing of €181.3 million. As of December 31, 2022, we had cash and cash equivalents of €17.9 million and financial assets of €77 million, long-term debt of €10.8 million and an accumulated deficit of €118.2 million. We have devoted substantially all our resources to research and development activities related to our Genio system, including clinical and regulatory initiatives to obtain marketing approvals and have more recently begun to build our European commercialization infrastructure. During the year ended December 31, 2022, we generated revenue of €3.1 million and our net loss was €31.2 million. We expect that our, research and development and selling, general and administrative and other expenses will continue to increase as we expand our marketing efforts to increase sales of the Genio system, conduct clinical trials, including our pivotal DREAM trial and ACCCESS trial, seek for additional regulatory approvals and clearances and continue to invest in research and development to create product enhancements and enhance our product offering.

Key Factors and Trends

Obtaining regulatory approval in additional significant markets

We must successfully obtain timely approval or clearances and introduce new markets that gain acceptance with physicians. We are currently approved to market in Europe. And for our sales to grow, we will also need to receive FDA marketing authorization for the Genio system. We are currently conducting the DREAM trial, which is our pivotal trial that we intend to rely on to receive marketing authorization in the United States. We anticipate announcing 12-month data from the DREAM trial in early 2024. Assuming the data is favorable, we intend to apply to the FDA for marketing authorization for the Genio system. Our ability to expand the list of countries in which we are able to market and sell our system will significantly impact our revenue growth and the costs we incur in anticipation of such growth. Seeking for and obtaining regulatory approval for the Genio system in any of these countries is a long, expensive and uncertain process that can be impacted by numerous risks which are outside our control.

Growing and supporting our commercial organization.

We are committed to making additional investments in, and will continue to invest in recruiting, training and retaining experience and specialized sales teams. As of December 31, 2022, our European training, commercial and marketing team consists of eight professionals, who have substantial medical device sales and marketing, training and education as well as clinical experience and are operating from our headquarter in Belgium. Since the Genio system began being reimbursed under a dedicated DRG code in Germany, we have additionally invested in building up a dedicated direct sales and marketing organization of ten individuals, led by a country director in Germany. In order to grow our business with existing and new accounts, we will need to continue making significant investments in educating physicians, hospitals and patients in the advantages of the Genio system for the treatment of moderate to severe OSA.

Continuing to invest in developing clinical support.

Publication of clinical results by us can have a significant influence on whether the Genio system is used by physicians. We intend to continue investing in clinical studies on the Genio system. We are initially targeting markets in Europe where we have identified a country-specific reimbursement pathway or execution strategy. We obtained reimbursement coverage and began marketing in Germany in 2020 and Switzerland in 2021.We generated our first revenue in Spain in 2021 through local funding and we recently began commercialization in Finland in 2022.

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

COVID-19

The ongoing COVID-19 pandemic continues to affect economies and businesses around the world. The extent and duration of such effects remain uncertain and difficult to predict, particularly as virus variants continue to spread. We are actively monitoring and managing our response and assessing actual and potential impacts to our operating results and financial condition, as well as developments in our business, which could further impact the developments, trends and expectations described below. See the risk factor related to the impact of the COVID-19 pandemic, “A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, could materially and adversely affect our business and our financial results and cause a disruption to our research, development and commercialization efforts,” described in “Risk Factors” in Part I, Item 3D of this Annual Report.

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

Operating Expenses

Research and Development Expenses (in aggregate)

Research and development expenses (in aggregate) consist primarily of employee compensation, consulting and contractor’s fees, quality assurance and regulatory expenses, manufacturing and outsourced development expenses, clinical expenses, legal fees related patents and other related expenses, to support our products and the next generation of the Genio system. We expect research and development expenses to increase in the future as we develop the next generation of the Genio system, investing in building a new product pipeline, continue to enroll additional patients in EliSA, DREAM and ACCCESS studies.

Selling, General and Administrative (in aggregate)

Selling, general and administrative expenses (in aggregate) include the following components: general and administrative expenses, therapy development expenses and other operating income/expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for personnel, including salaries, bonuses, benefits, and stock-based compensation, spending related to direct sale force, market access and reimbursement activities to support the commercialization of Genio system in Europe, consulting fees and spending related to finance, information technology, legal and human resource functions, as well as professional services fees (including legal, audit and tax fees), insurance costs, general corporate expenses and allocated facilities-related expenses to support the scale up of the Company. We expect that our general and administrative expenses will increase as commercial activities will grow over time and scale up of the Company in legal, finance, tax and IT matters.

Other Operating Income/Expenses

Other operating income/expenses consist of the impact of the initial measurement and re-measurement of financial debt and the Australian R&D incentive subsidies receive by our subsidiary in Australia.

Results of Operations

Comparison of Year Ended December 31, 2021, and 2022

The following table summarizes our results of operations for the periods presented below:

	For the year ended		Year-Over-Year
	December 31		Change
(In Thousands)	2022	2021	Euro Change	% Change
Revenue	€3,084	€852	2,232	262%
Cost of goods sold	(1,150)	(303)	(847)	280%
Gross Profit	€1,934	€549	1,385	252%
Research and development expenses	(15,861)	(12,344)	(3,517)	28%
General and administrative expenses	(18,855)	(14,712)	(4,143)	28%
Other operating income/(expenses)	283	265	18	7%
Operating loss for the period	(32,499)	(26,242)	(6,257)	24%
Financial income	6,763	3,675	3,088	84%
Financial expense	(4,320)	(2,072)	(2,248)	108%
Loss for the period before taxes	(30,056)	(24,639)	(5,417)	22%
Taxes	(1,169)	(2,980)	1,811	61%
Loss for the period	(31,225)	(27,619)	(3,606)	13%

Revenue

Revenue was €3.1 million for the year ended December 31, 2022, compared to €0.9 million for the year ended December 31, 2021. The increase in revenue was attributable to our growing commercialization of the Genio system, including in additional markets, such as Spain, Switzerland, and Finland.

Cost of Goods Sold

Cost of goods sold was €1.2 million for the year ended December 31, 2022, compared to €303,000 for the year ended December 31, 2021. The increase in cost of goods sold was attributable to our growing commercialization of the Genio system, including in additional markets, such as Spain, Switzerland, and Finland.

Research and Development Expenses (in aggregate)

Research and development expenses (in aggregate) increased by €3.6 million, or 28.5%, from €12.3 million in 2021 to €15.9 million in 2022 due to the factors discussed below with respect to each component of research and development expenses (in aggregate).

Staff costs Expenses. Staff cost expenses increased by €3.1 million, or 39%, from €8.0 million in 2021 to €11.1 million in 2022 mainly due to an increase in staff to support our clinical, R&D and manufacturing activities.

Consulting and contractors’ fees Expenses. Consulting and contractors’ fees expenses increased by €0.6 million, or 30%, from €2.0 million in 2021 to €2.6 million in 2022 due to an increase in consulting and contractors’ fees to support our clinical, R&D and manufacturing activities.

Clinical Expenses. Clinical expenses increased by €4.6 million, or 115%, from €4.0 million in 2021, to €8.6 million in 2022. The increase in clinical expense was mainly due to an increase in study activities of the on-going DREAM IDE in the United States, completion of the BETTER SLEEP trial implantations, continuous recruitment for the EliSA trial and launching the ACCCESS U.S. pivotal trial.

Other Expenses. Other expenses increased by €0.6 million, or 60%, from €1.0 million in 2021, to €1.6 million in 2022. The increase in other expense was mainly due to an increase in supporting activities related to the scale up of the Company.

Legal fee Expenses. Legal fee expenses decreased by €0.7 million, or 64%, from €1.1 million for the year ended December 31, 2021, to €0.4 million for the year ended December 31, 2022. The decrease is mainly due to the payment for in-licensing agreement with Vanderbilt University during 2021.

Selling, General and Administrative Expenses (in aggregate)

Selling, general and administrative expenses (in aggregate) increased by €4.1 million, or 28.2%, from €14.7 million in 2021 to €18.9 million in 2022 due to the factors discussed below with respect to each component of selling, general and administrative expenses (in aggregate).

Staff costs Expenses. Staff costs expenses increased by €4.1 million, or 111%, from €3.7 million in 2021 to €7.8 million in 2022 mainly due an increase in staff costs to support commercialization of Genio system in Europe and scale up of the Company in legal, finance, tax and IT matters.

Consulting and contractors’ fees Expenses. Consulting and contractors’ fees expenses decreased by €2.0 million, or 31.8%, from €6.6 million in 2021 to €4.5 million in 2022 due to variable compensations for an amount of €1.9 million for the year ended December 31, 2021 related to a cash-settled share based payment transaction.

Legal fee Expenses. Legal fee expenses increased by €0.6 million, or 150%, from €0.4 million for the year ended December 31, 2021, to €1.0 million for the year ended December 31, 2022. This increase is mainly due to transaction costs for an amount of €494,000 related to the shelf registration and “at-the-market” offering (the “ATM”).

Travel Expenses. Travel expenses increased by €0.8 million, or 267%, from €0.3 million for the year ended December 31, 2021, to €1.1 million for the year ended December 31, 2022. The travel expenses increased mainly due to the ongoing commercialization in Europe and the scale up of the Company.

Insurance fees Expenses. Insurance fees expenses increased by €0.6 million, or 67%, from €0.9 million for the year ended December 31, 2021, to €1.5 million for the year ended December 31, 2022. The insurances fees expenses increased mainly due to full year for Directors & Officers insurance following initial public offering in the United States in July 2021.

Other Operating Income / (Expenses). The other operating income contains the R&D Incentive (Australia) that relates to an incentive to be received on development expenses incurred by the subsidiary in Australia. The R&D incentive for the year ended December 31, 2022 includes a correction for 2021. For the year ended December 31, 2022, €123,000 has been deducted from the expenses capitalized and for the year ended December 31, 2021, €0.6 million has been deducted from the expenses capitalized in relation to this R&D Incentive.

Operating Loss

The increase of operating loss from €26.2 million in 2021 to €32.5 million in 2022, or a change of €6.3 million, was mainly due to increases of activities in all departments. We are currently conducting three clinical trials to continue gathering clinical data and obtain regulatory approvals. In July 2022, we obtained IDE approval to start the ACCCESS trial in the United States. In line with its strategy, we continue to invest in research and development to improve and develop the next generation of the Genio system and prepare for scaling-up of production capacities.

Comparison of Year Ended December 31, 2020, and 2021

The following table summarizes our results of operations for the periods presented below:

	For the year ended		Year-Over-Year
	December 31		Change
(In Thousands)	2021	2020	Euro Change	% Change
Revenue	€852	€69	€783	1,134.5%
Cost of goods sold	(303)	(30)	(273)	(910)%
Gross Profit	549	39	510	1,307.7%
Research and development expenses	(12,344)	(2,336)	(10,008)	(428.4)%
Selling, General and administrative expenses	(14,712)	(9,386)	(5,326)	56.7%
Other operating income/(expenses)	265	459	(194)	(42.3)%
Operating loss for the period	(26,242)	(11,224)	(15,018)	(133.8)%
Financial income	3,675	62	3,613	5,827.4%
Financial expense	(2,072)	(990)	(1,082)	(109.3)%
Loss for the period before taxes	(24,639)	(12,152)	(12,487)	(102.7)%
Taxes	(2,980)	(93)	(2,887)	(310.4)%
Loss for the period	(27,619)	(12,245)	(15,374)	(126.5)%

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

Staff costs Expenses. Staff cost expenses increased by €3.3 million, or 70.2%, from €4.7 million in 2020 to €8.0 million in 2021 mainly due to an increase in staff to support our clinical, R&D and manufacturing activities.

Consulting and contractors’ fees Expenses. Consulting and contractors’ fees expenses increased by €1.0 million, or 100%, from €1.0 million in 2020 to €2.0 million in 2021 due to an increase in consulting and contractors’ fees to support our clinical, R&D and manufacturing activities.

Depreciation and amortization expense increased by €1.0 million, or 100%, from €0.0 million in 2020 to €1.0 million in 2021 since the Company started as of January 2021 to amortize its intangible assets leading to an increase in depreciation expenses for the year ended December 31, 2021.

Travel expense increased by €0.4 million, or 400%, from €0.1 million in 2020 to €0.5 million in 2021. Travel expenses increased mainly due to the support for the clinical and R&D activities.

Manufacturing and outsourced development Expenses. Manufacturing expenses increased by €1.3 million or 31.7%, from €4.1 million in 2020 to €5.4 million in 2021. The increase in the expenses was mainly due to the increase in demand of our Genio system for non-commercial purposes (clinical trials, development activities, etc.) and, therefore, the increase of production costs associated.

Clinical Expenses. Clinical expenses increased by €2.2 million, or 129.4%, from €1.7 million in 2020, to €3.9 million in 2021. The increase in clinical expense was mainly due to an increase in study activities of the on-going DREAM IDE in the United States, completion of the BETTER SLEEP trial implantations and continuous recruitment for the EliSA trial.

Other Expenses. Other expenses increased by €0.6 million, or 150%, from €0.4 million in 2020, to €1.0 million in 2021. The increase in other expense was mainly due to an increase in supporting activities related to the scale up of the Company.

Legal fee Expenses. Legal fee expenses increased by €0.8 million, or 267%, from €0.3 million for the year ended December 31, 2020, to €1.1 million for the year ended December 31, 2022. The increase was primarily due to expenses related the in-licensing agreement with Vanderbilt University.

Selling, General and Administrative Expenses (in aggregate)

Selling, general and administrative expenses (in aggregate) increased by €5.3 million, or 56%, from €9.4 million in 2020 to €14.7 million in 2021 due to the factors discussed below with respect to each component of selling, general and administrative expenses (in aggregate).

Consulting and contractors’ fees Expenses. Consulting and contractors’ fees expenses decreased by €2.9 million, or 78.4%, from €3.7 million in 2020 to €6.6 million in 2021. The increase in consulting and contractors’ fees includes variable compensations for an amount of €1.9 million for the year ended December 31, 2021 and €2.0 million for the year ended December 31, 2020 related to a cash-settled share based payment transaction. There was also an increase of consultant services to support the Company in legal, finance, tax and IT matters due to Company growth.

On July 12, 2021, ActuaRisk Consulting SRL issued an invoice related to its variable compensation for a total amount of €3.7 million.

Insurance fees Expenses. Insurance fees expenses increased by €0.9 million, or 100%, from €0.0 million for the year ended December 31, 2020, to €0.9 million for the year ended December 31, 2021, due to Directors & Officers insurance following initial public offering in the United States.

Recruitment expenses. Recruitment expenses increased by €0.6 million, or 100%, from €0.0 million for the year ended December 31, 2020, to €0.6 million for the year ended December 31, 2021. The increase in recruitment fees was mainly due to support the scale up of the Company.

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

Recently Issued Accounting Pronouncements

The International Accounting Standards Board has issued certain accounting pronouncements as of December 31, 2022 that will become effective in subsequent periods; however, we do not believe that any of those pronouncements would have significantly affected our financial accounting measurements or disclosures had they been in effect during 2022, or that they will have a significant impact on us at the time they become effective.

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

Foreign Private Issuer Status

We currently report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

B.Liquidity and Capital Resources

Overview

To date, our primary sources of capital have been private placements and public offerings of our common stock and debt financing agreements. Since inception, we have raised equity financing of €181.1million. In September 2020, we raised €103.6 million as a result of the initial public offering of new shares on the Euronext. All of our shares were admitted to trading on the regulated market of Euronext Brussels under the symbol “NYXH”. In July 2021, we raised €75.0 million net of transaction costs as a result of the initial public offering of new shares on The Nasdaq Global Market. All of our shares were admitted to trading on The Nasdaq Global Market under the symbol “NYXH”. In December 2022, we also entered into a controlled equity offeringSM sales agreement, or the Sales Agreement, with Cantor Fitzgerald & Co., or Cantor, as sales agent, pursuant to which we may sell new ordinary shares having an aggregate offering price of up to $50.0 million from time to time through an “at-the-market” offering, or ATM. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in December 2022, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $200.0 million of our securities, inclusive of our ordinary shares sold under the ATM program. As of December 31, 2022, we had cash and cash equivalents of €17.9 million and financial assets of €77 million and an accumulated deficit of €118.2 million.

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2021 and 2022.

	Year ended December 31,
	2022	2021

	(In thousands)
Net cash used in operating activities	€(28,756)	€(25,336)
Net cash used in investing activities	(89,946)	(11,817)
Net cash from (used in) financing activities	(983)	76,472
Effects of exchange rate changes	2,064	3,890
Change in cash and cash equivalents	€(117,621)	€43,209

Operating activities. Net cash used in operations was €28.8 million in 2022 compared to €25.3 million in 2021. The increase of cash used in operations of €3.4 million was primarily due to higher losses of €5.4 million that were mainly attributable to increased research and development expenses and selling, general and administrative general expenses, as described in more detail above. This increase was offset by a negative variation in the working capital and other non-cash adjustments.

Investing activities. Net cash from investing activities in 2022, was € 89.9million compared to €11.8 million in 2021. The increase in net cash from investing activities related mainly due to term accounts of €77 million recorded as financial assets

Financing activities. Net cash from financing activities in 2022, was €(0.1) million compared to €76.5 million in 2021. The decrease was primarily derived from capital raise from the Nasdaq IPO in 2021.

The following table summarizes the results of our cash flows for the years ended December 31, 2020 and 2021.

	Year ended December 31,
	2021	2020

	(In thousands)
Net cash used in operating activities	€(25,336)	€(6,864)
Net cash used in investing activities	(11,817)	(10,693)
Net cash from (used in) financing activities	76,472	104,025
Effects of exchange rate changes	3,890	(23)
Change in cash and cash equivalents	€43,209	€86,445

Operating activities. Net cash used in operations was €25.3 million in 2021 compared to €6.9 million in 2020. The increase of cash used in operations of €18.4 million was primarily due to higher losses of €12.5 million that were mainly attributable to increased general and administrative expenses, manufacturing expenses and research and development expenses as described in more detail above. This increase was also due to by a positive variation in the working capital and other non-cash adjustments.

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

As of December 31, 2022, we had cash and cash equivalents of €17.9 million and €77 million of term account which is recorded as financial asset. Based on our current operating plan, we believe that our existing cash and cash equivalents and financial asset will be sufficient to meet our capital requirements and fund our operations for the next twelve months as from the date of this Annual Report. We may seek to raise any necessary additional capital through public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these or other funding sources. Additional funds may not be available to us on acceptable terms or at all. If we fail to obtain necessary capital when needed on acceptable terms, or at all, we could be forced to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations. If we raise additional funds by issuing equity securities, our shareholders will suffer dilution and the terms of any financing may adversely affect the rights of our shareholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing shareholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets.

Contractual Obligations

The following table sets out our contractual obligations and commitments due by period as of December 31, 2022:

	2022
(in EUR 000)	Lease Liability	Financial Debt	Trade & Other Payable
Less than 1 year	802	400	10,152
1 - 5 years	2,594	6,456	—
5+ years	134	7,115	—
TOTAL	€3,530	13,971	10,152

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

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position	Term (1)
Executive Officers
Olivier Taelman	51	Chief Executive Officer and Director	—
Loïc Moreau	43	Chief Financial Officer	—

Non-Executive Directors
Robert Taub	74	Non-Executive Director and Chairman	2024
Kevin Rakin	62	Non-Executive Director	2024
Pierre Gianello, M.D.	66	Non-Executive Director	2024
Jürgen Hambrecht, Ph.D.	76	Non-Executive Director	2024
Rita Johnson-Mills	63	Non-Executive Director	2024
Virginia Kirby	67	Non-Executive Director	2024
Wildman Ventures LLC (represented by Daniel Wildman)	66	Non-Executive Director	2024
(1)	The term of the mandates of the non-executive directors will expire immediately after the annual shareholders’ meeting held in the year set forth next to the director’s name.

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

Kevin Rakin has served as a non-executive director since June 2016. Since October 2013, Mr. Rakin has been a co-founder and partner of HighCape Capital and he brings more than 30 years of experience as an executive and investor in the life sciences industry. He served as the President of Shire Regenerative Medicine, Inc. from June 2011 to November 2012. Mr. Rakin was the chairman and chief executive officer of Advanced BioHealing from 2007 until its acquisition by Shire in 2011. Before that, he served as an Executive-in-Residence at Canaan Partners, a venture capital firm. Until its merger with Clinical Data in 2005, Mr. Rakin was the co-founder, President and Chief Executive Officer of Genaissance Pharmaceuticals, Inc., a pharmacogenomics company. He is currently on the boards of a number of private companies as well as Aziyo Biologics, Inc. (NASDAQ: AZYO), where he serves as the chairman of the board, Oramed Pharmaceuticals, Inc. (NASDAQ: ORMP) and Quantum-SI (NASDAQ: QSI). Mr. Rakin received an MBA from Columbia University and a B.Com. (Hons) from the University of Cape Town, South Africa.

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

Rita Johnson-Mills has served as a non-executive director since August 2021. Since January 2018, Ms. Johnson-Mills has been a founder and Chief Executive Officer of consulting firm RJM Enterprises and she brings a combined 30 years of direct health care experience from the federal, state and private industry, 15 years of which she was directly responsible for profitability and growth of healthcare organizations. She served as President and Chief Executive Officer of UnitedHealthcare Community Plan of Tennessee from August 2014 to December 2017, after having previously served as Senior Vice President, Performance Excellence and Accountability for UnitedHealthcare Community & State since 2006. Before that, she served as the Director of Medicaid Managed Care for the Centers for Medicare and Medicaid Services and as Chief Executive Officer of Managed Health Services Indiana and Buckeye Health Plan, wholly owned subsidiaries of Centene Corporation. She currently serves on the Board of Directors of Quest Analytics, LLC, Ellipsis Health Inc., and Ownes & Minor, Inc. and previously served on the Board of Directors of Brookdale Senior Living Inc. Ms. Johnson-Mills received dual Master’s degrees from Ohio State University, Master of Public Policy and Master of Labor/Human Resources. She is also a Hogan certified executive coach and a National Association of Corporate Directors Governance Fellow.

Virginia Kirby has served as a non-executive director since June 8, 2022. Ms. Kirby is currently a consultant with Virginia M. Kirby Consulting, a strategic consulting company that provides advisory services in regulatory strategy and operations, and has served in such role since April 2013. Additionally, Ms. Kirby is an Executive-in-Residence for the Officer of Technology Commercialization, Discovery Launch Pad at the University of Minnesota, and has served in such role since March 2020.  Prior to serving in such roles, she served as the Senior Vice President of Clinical and Regulatory Affairs for Huinno, Inc. from March 2016 to October 2017, the Vice President of Clinical and Regulatory Affairs at Apnex Medical, Inc. from 2007 to 2013, and the Vice President of Clinical Affairs and Reimbursement at both EnteroMedics, Inc. from 2005 to 2006, and at ev3, Inc. from 2003 to 2005. She also held various roles of increasing seniority at Medtronic, Inc. (NYSE: MDT) from 1997 to 2003, and at 3M Company (NYSE: MMM) from 1983 to 1996. Ms. Kirby currently serves as a member of the Board of Directors of the Minneapolis Heart Institute Foundation, a non-profit cardiovascular research and education foundation, and has served in such role since April 2021.  Ms. Kirby received a Bachelor of Science degree in Speech and Hearing Science from the University of Minnesota, a Master of Science degree in Psychoacoustics/Audiology from Purdue University and a Master of Science degree in Management of Technology from the University of Minnesota, Carlson School of Management/Institute of Technology.

Wildman Ventures LLC, as represented by Daniel Wildman, has served as a non-executive director since January 8, 2023. Mr. Wildman is currently the President and Chief Executive Officer of Wildman Ventures, LLC, a strategic consulting company that provides advisory services to several medical device and pharmaceutical companies, and has served in such role since January 2019. Additionally, Mr. Wildman is the Chairman of the Board of Progenerative Medical, Inc., where he has served in such role since March 2022, and also currently serves as a Strategic Advisor for PanTher Therapeutics, Inc., where he has served in such role since February 2022. Prior to serving in such roles, Mr. Wildman served in various roles at Johnson & Johnson (NYSE: JNJ), or J&J, from 2000 to January 2019, where he most recently led the Digital Surgery Strategy Initiative that developed an integrated strategy for robotic surgery. From 1990 to 2000, Mr. Wildman served in a variety of sales, marketing, operations and strategic planning roles at Boston Scientific Corporation (NYSE: BSX). Mr. Wildman has served as a member of the Board of Directors of Urogen Pharma, Ltd. (NASDAQ: URGN) since November 2022 and previously served as an Independent Director of Precision Healing, Inc. from June 2020 to April 2022. Mr. Wildman received a Bachelor of Arts degree in Economics from St. Lawrence University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of management for services in all capacities to us and our subsidiaries for the year ended December 31, 2022, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2022 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

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

Notwithstanding points (i) and (ii) above, pursuant to our articles of association, our board of directors is explicitly authorized to deviate from the provisions of article 7:91 of the Belgian CCA.

The following annual remuneration and compensation of the directors applied for the period beginning January 1, 2022 and ending June 7, 2022:

Annual
Fixed Fee
(€)
Chairman – Non-Executive Director	50,000
Independent Director	25,000
Non-Executive Director	25,000
Additional fee for Audit Committee Member	2,500
Additional fee for Remuneration Committee Member	2,500
Additional fee for Science & Technology Committee Member	2,500

Additionally, during the period beginning January 1, 2022 and ending June 7, 2022, the chairman of the Audit Committee received runemeration and compensation at a rate equal to an annual fixed fee of €5,000.

The following annual remuneration and compensation of the directors applied for the period beginning June 8, 2022 and ending December 31, 2022:

Annual
Fixed Fee
(€)
Chairman – Non-Executive Director	82,000
Independent Director	45,000
Non-Executive Director	45,000
Additional fee for Audit Committee Member	9,000
Additional fee for Remuneration Committee Member	4,500
Additional fee for Science & Technology Committee Member	4,500
Additional fee for Nominating and Corporate Governance Committee Member	4,500

Additionally, during the period beginning June 8, 2022 and ending December 31, 2022, the chairman of the Audit Committee received runemeration and compensation at a rate equal to an annual fixed fee of €18,000, and the chairpersons of the Remuneration Committee, the Nomination and Corporate Governance Committee and the Science and Technology Committee received runemeration and compensation at a rate equal to an annual fixed fee of €9,000.

We also reimburse reasonable out-of-pocket expenses of directors (including travel and hotel expenses) incurred in performing the mandate of director.

Mr. Taelman, our chief executive officer and a member of our board of directors, does not receive any compensation for his service as a director. Additionally, there are no benefits upon the resignation of a director.

For the year ended December 31, 2022, the following remuneration or compensation (including reimbursement for out-of-pocket expenses) was due to the directors (excluding Olivier Taelman):

Fees Earned
(€)
Robert Taub	77,095
Kevin Rakin	64,284
Donald Deyo (1)	13,104
Pierre Gianello, M.D.	42,276
Jan Janssen (1)	12,012
Jürgen Hambrecht, Ph.D.	47,707
Rita Johnson-Mills	45,710
Virginia Kirby (2)	39,642
Raymond Cohen (2) (3)	31,321

(1)Member of board of directors until June 8, 2022.

(2)Member of board of directors as of June 8, 2022.

(3)Member of board of directors until October 18, 2022.

In addition, in the year ended December 31, 2022, all non-executive directors were granted 25,000 warrants under our 2021 Warrants Plan.

The table below provides an overview as of December 31, 2022, of the warrants held by our non-executive directors.

	Warrant Awards
	Number of
	Ordinary
	Shares	Warrant
	Underlying	Exercise Price	Warrant
	Warrants	(€)	Expiration Date
Robert Taub	25,000	12.95	June 8, 2027
Kevin Rakin	25,000	12.95	June 8, 2027
Pierre Gianello, M.D.	25,000	12.95	June 8, 2027
Jürgen Hambrecht, Ph.D.	25,000	12.95	June 8, 2027
Rita Johnson-Mills	25,000	12.95	June 8, 2027
Virginia Kirby	25,000	12.95	June 8, 2027

In addition, in the year ended December 31, 2022, as part of their remuneration package, each of our non-executive directors acquired 5,560 new shares of the Company at a price of €0.1718 (rounded) per new share. These shares may not be transferred by our non-executive directors until the later of (i) one year after they leave the board of directors and (ii) three years after the date of issuance of the shares.

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

The remuneration is determined by our board of directors, in accordance with our remuneration policy.

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

The remuneration of the executive management currently consists of the following main remuneration components:

●	Base remuneration: annual base salary/fee (fixed);
●	Fringe benefits: includes a company car, laptop, phone and representation allowance;
●	Age and risk provisions: includes a pension plan with a fixed contribution and health insurance;
●	Short-term incentives: includes a yearly performance bonus or a yearly success fee. If a target is reached, the member receives the full bonus/success fee, but if the target is not reached, they receive less or no payout; and
●	Long-term incentives: includes participation in warrant incentive plans.

The target proportion of fixed base salary, short-term and long-term incentives is: one third fixed base remuneration, one third short-term incentives (if all targets are reached) and one third long-term incentives. The short-term and long-term incentives are detailed in the table below:

Short-term incentive plan: yearly performance bonus / yearly success fee

Main provisions	Short description
Performance cycle	One calendar year
Target bonus	NA
Performance criteria and corresponding payout levels

One or more performance criteria (objectives) are determined. For each performance criterion, a target and corresponding payout level are determined:

•

If objective is 100% achieved: full payout of targeted payout level

•

If objective is achieved <75%: in principle no payout (but Board can decides otherwise)

•

If objective is achieved >75% and <125%: payout between 75% and 125%, based on linear calculation

•

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

The following table sets forth information regarding compensation paid by us to Olivier Taelman, our chief executive officer, for the year ended December 31, 2022:

Compensation
(€)
Base salary	436,042
Performance bonus	153,000
Pension contributions	26,480
Fringe benefits(1)	15,662
(1)	Fringe benefits consist of company car (€4,817), laptop and mobile phone (€156), representation allowance (€4,200), health insurance (€2,491), life insurance (€2,580) and meal vouchers (€1,418).

There are no benefits upon termination of employment.

The following table sets forth information regarding compensation paid by us to Loïc Moreau, our chief financial officer, for the year ended December 31, 2022:

Compensation
(€)
Base salary	233,236
Performance bonus	59,000
Pension contributions	14,892
Fringe benefits(1)	9,911
(1)

Fringe benefits consist of company car (€3,260), laptop and mobile phone (€156), representation allowance (€3,000), health insurance (€1,827), sectoral premium and eco-vouchers (€250) and meal vouchers (€1,418).

In addition, in 2022, Mr. Moreau was granted 60,000 warrants under our 2021 Warrants Plan. There are no benefits upon termination of employment.

The table below provides an overview as of December 31, 2022 of the warrants held by the members of executive management.

	Warrant Awards
	Number of
	Ordinary
	Shares	Warrant
	Underlying	Exercise Price	Warrant
	Warrants	(€)	Expiration Date
Olivier Taelman	33,240 (2021 plan)	25.31	September 17, 2026
	320,000 (2020 plan)	11.94	April 7, 2025
	16,500 (2018 plan)	11.93	April 7, 2025
	33,500 (2018 plan)	6.52	July 29, 2024
Loïc Moreau	30,000 (2021 plan)	17.76	February 21, 2027
	30,000 (2021 plan)	25.31	February 21, 2027

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

Each of the warrants issued on November 3, 2016 and December 12, 2018 gives the holder thereof right to acquire 500 ordinary shares, which accounts for the 500:1 share split which occurred on February 21, 2020. As of December 31, 2022, there were still 155 of such warrants outstanding which entitle the holders thereof to an aggregate of 77,500 of our ordinary shares. Each of the warrants issued on February 21, 2020, September 8, 2021 and December 28, 2022 gives the holder thereof to subscribe to one of our ordinary shares. As of December 31, 2022, there were still 2,501,250 of such warrants outstanding which entitle the holders thereof to an aggregate of 2,501,250 of our ordinary shares.

The duration of all our outstanding warrants is the shorter of ten years from the date of issuance or five years from the date of grant. With respect to warrants issued on November 3, 2016, December 12, 2018 and February 21, 2020, one-third of such warrants granted to and accepted by a beneficiary vested upon the date of the grant, after which one third of the warrants granted to and accepted by a beneficiary vested on each of the first and second anniversary of the grant date. With respect to warrants issued on November 3, 2016, December 12, 2018 and February 21, 2020, such warrants vested and became exercisable ten business days prior to the closing of our initial public offering on Euronext Brussels in September 2020. With respect to warrants issued on September 8, 2021 and December 28, 2022, in principle one-fourth of such warrants granted to and accepted by a beneficiary vest upon the date of the grant, after which one fourth of the warrants granted to and accepted by a beneficiary vest on each of the first, second and third anniversary of the grant date.

The table below sets forth the details of all warrants granted under the warrant plans in force as of December 31, 2022, including the plan under which the warrants were granted, the offer date, exercise price, expiry date, number of warrants exercised, number of warrants voided and number of warrants outstanding. Aside from the warrants set forth in the below table, there are currently no other stock options, options to purchase securities, or other rights to subscribe for or purchase outstanding securities.

								Aggregate
		Number of						number
		Warrants						and type of
		lapsed,					Number	Shares
		exercised					and type of	issuable
		or no				Exercise	Shares	upon
	Number of	longer	Number of			Price	issuable	exercise of
	Warrants	available	Warrants	Issue	Expiration	Warrant	per ESOP	outstanding
Name of Warrants Plan	Issued	for grant	outstanding	date	date	(€)	Warrant	Warrants
2016 Warrants Plan	1,500	1,445	55	11/03/2016	11/03/2026	2,585.32 (1)	500 Ordinary Shares	27,500 Ordinary Shares
2018 Warrants Plan	525	425	100	12/12/2018	12/12/2028	3,259.91 (2)	500 Ordinary Shares	50,000 Ordinary Shares
						5,966.59 (3)
2020 Warrants Plan	550,000	99,500	450,500	02/21/2020	02/21/2030	11.94	1 Ordinary Share	450,500 Ordinary Shares
2021 Warrants Plan	1,400,000	49,250	1,350,750	09/08/2021	09/08/2031	25.31 (4)	1 Ordinary Share	1,350,750 Ordinary Shares
						17.76 (5)
						13.82 (6)
						12.95 (7)
						9.66 (8)
2022 Warrants Plan	700,000	—	700,000	12/28/2022	12/28/2032	N/A (9)	1 Ordinary Share	700,000 Ordinary Shares
							Total	2,578,750 Ordinary Shares
(1)	This results in a subscription price of €5.17 (rounded) per new share.
(2)	This results in a subscription price of €6.52 (rounded) per new share.
(3)	For 33 2018 Warrants granted in April 2020. This results in a subscription price of €11.93 (rounded) per new share.
(4)	For 436,740 2021 Warrants granted and accepted in 2021 and 2022.
(5)	For 178,500 2021 Warrants granted and accepted in 2022.
(6)	For 72,500 2021 Warrants granted and accepted in 2022.
(7)	For 175,000 2021 Warrants granted and accepted in 2022.
(8)	For 75,000 2021 Warrants granted and accepted in 2022.
(9)	No 2022 Warrants granted in 2022.

C.Board Practices

Board Composition and Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have a board of directors comprised of a majority of independent directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, Jürgen Hambrecht, Kevin Rakin, Rita Johnson-Mills, Virginia Kirby and Wildman Ventures LLC, as represented by Daniel Wildman, are “independent directors.” In making such determination, our board of directors considered the relationships that each non-executive director has with us and all other facts and circumstances our board of directors deemed relevant in determining each director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

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

Pursuant to the Belgian CCA, and our articles of association, the board of directors must consist of at least three directors. Our corporate governance charter provides that the composition of the board of directors should ensure that decisions are made in the corporate interest. It should be determined on the basis of diversity, as well as complementary skills, experience and knowledge. Pursuant to the Belgian Code on Corporate Governance, a majority of the directors must be non-executive and at least three directors must be independent in accordance with the criteria set out in the Belgian Code on Corporate Governance. By January 1, 2026, at least one third of the members of the board of directors must be of the opposite gender.

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

Audit Committee

As of the date of this Annual Report, our audit committee consists of three directors: Kevin Rakin (Chairman), Jürgen Hambrecht and Wildman Ventures, LLC, as represented by Daniel Wildman.

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

The members of the audit committee must have a collective competence in our business activities, as well as in accounting, auditing and finance, and at least one member of the audit committee must have the necessary competence in accounting and auditing, including qualifying as an “audit committee financial expert” as defined under the Exchange Act. Our board of directors has determined that (i) Kevin Rakin, Jürgen Hambrecht and Wildman Ventures, LLC, as represented by Daniel Wildman are independent under Rule 10A-3 of the Exchange Act and the applicable rules of NASDAQ, (ii) the members of the audit committee satisfy the competency requirement, and (iii) Kevin Rakin qualifies as an “audit committee financial expert” as defined under the Exchange Act.

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

Remuneration Committee

As of the date of this Annual Report, our remuneration committee consists of three directors: Robert Taub (Chairman), Rita Johnson-Mills and Wildman Ventures, LLC, as represented by Daniel Wildman.

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

Nomination Committee

As of the date of this Annual Report, our nomination committee consists of three directors: Rita Johnson-Mills (Chairwoman), Robert Taub and Jürgen Hambrecht.

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

Science & Technology Committee

As of the date of this Annual Report, our science & technology committee consists of four directors: Pierre Gianello (Chairman), Robert Taub and Virginia Kirby.

The role of science & technology committee is to assist our board of directors in all matters relating to:

●	strategic direction of our technology, research and product development programs;
●	monitoring and evaluating existing and future trends in technology that may affect the our strategic plans, including monitoring of overall industry trends;
●	the innovation and technology acquisition process to assure ongoing business growth;
●	IT risk management and cyber security strategy; and
●	measurement and tracking systems in place to monitor the performance of our technology in support of overall business strategy and to achieve successful innovation.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix (as of March 22, 2023)
Country of Principal Executive Offices:	Belgium
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	1

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

The Belgian Code on Corporate Governance is based on a “comply or explain” system: Belgian listed companies are expected to follow the Belgian Code on Corporate Governance, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations. We apply the ten corporate governance principles contained in the Belgian Code on Corporate Governance and comply with the corporate governance provisions set forth in the Belgian Code on Corporate Governance, except in relation to the following:

●	In deviation of provision 4.14 of the Belgian Code on Corporate Governance, no independent internal audit function has been established. This deviation is explained by our size. Our audit committee will regularly assess the need for the creation of an independent internal audit function and, where appropriate, will call upon external persons to conduct specific internal audit assignments and will inform the board of directors of their outcome.
●	We do not exclude awarding share-based incentives to the non-executive directors. This is contrary to provision 7.6 of the Belgian Code on Corporate Governance that provides that no stock options should be granted to non-executive board members. We believe that this provision of the Belgian Code on Corporate Governance is not appropriate and adapted to take into account the realities of companies in the biotech and life sciences industry that are still in a development phase. Notably, the ability to remunerate non-executive directors with share options allows us to limit the portion of remuneration in cash that we would otherwise need to pay to attract or retain renowned experts with the most relevant skills, knowledge and expertise. We are of the opinion that granting non-executive directors the opportunity to be remunerated in part in share-based incentives rather than all in cash strengthens the alignment of their interests with the interests of our shareholders. This is in our interest and the interest of our stakeholders. Furthermore, this is customary for directors active in companies in the life sciences industry.
●	In deviation of provision 7.6 of the Belgian Code on Corporate Governance, the non-executive members of our board of directors do not systematically receive part of their remuneration in the form of shares. This deviation is explained by the fact that the interests of the non-executive members of our board of directors are considered to be sufficiently oriented to the creation of long-term value for our company, taking into account that some of the non-executive members of our board of directors will from time to time hold shares or warrants under our outstanding stock-based incentive plans, the value of which is based on the value of the shares. Therefore, a regular payment in shares is not deemed necessary.
●	Pursuant to article 7:91 of the Belgian CCA and provisions 7.6 and 7.11 of the Belgian Code on Corporate Governance, shares should not vest and share options should not be exercisable within three years as of their granting. Our board of directors has been explicitly authorized in our articles of association to deviate from this rule in connection with stock-based incentive plans, compensations, awards and issuances to our employees, directors and service providers and/or our subsidiaries (from time to time). We are of the opinion that this allows for more flexibility when structuring share-based awards.
●	In deviation of provision 7.9 of the Belgian Code on Corporate Governance, no minimum threshold of shares to be held by members of our executive management team is set. This deviation is explained by the fact that the interests of the members of the executive management team are considered to be sufficiently oriented to the creation of long-term value for our company, taking into account that some of them will from time to time hold shares or warrants under our outstanding stock-based incentive plans, the value of which is based on the value of the shares. Therefore, setting a minimum threshold of shares to be held by them is not deemed necessary.

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

D.Employees

The number of employees by function and geographic location as of the end of the period for our fiscal years ended December 31, 2022, 2021 and 2020 was as follows:

	As at December 31,
	2022	2021	2020
By Function:
Sales, General & Administration	34.9	27.6	15
Research & Development	102.6	78.2	56.9
Total	137.5	105.8	71.9
By Geography:
Europe (Belgium & Germany)	55.9	37.8	20.2
Israel	44.6	46	36.7
Australia	6	7	5
United States	31	15	10
Total	137.5	105.8	71.9

As of December 31, 2022, we employed 137.5 full-time equivalents (including employees and consultants), of which 55.9 were based in Europe (Belgium and Germany), 44.6 were based in Israel, 6 were based in Australia and 31 were based in the United States. None of our employees are represented by labor unions or covered by company specific bargaining agreements.

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

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of March 22, 2023 by:

•	each of our directors and executive officers; and
•	each person beneficially owning more than 3% of our share capital; and
•	all of our directors and executive officers as a group.

To our knowledge and assuming that all of our ordinary shares listed on the Nasdaq Global Market are held by residents of the United States, as of March 22, 2023, we estimate that approximately 18% of our outstanding ordinary shares are held of record by six residents of the United States. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including ordinary shares that can be acquired within 60 days of March 22, 2023. Ordinary shares subject to derivative securities currently exercisable or exercisable within 60 days of March 22, 2023 are deemed to be outstanding for computing the percentage ownership of the person holding these securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

The percentage ownership information shown in the table is based on 25,846,279 ordinary shares outstanding as of March 22, 2022.

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

	Ordinary Shares
	Beneficially
	Owned
Name of beneficial owner	Number	Percent
3% or Greater Shareholders:
Cochlear Investments Pty Ltd(1)	3,947,617	15.27%
Entities affiliated with Gilde Healthcare(2)	3,153,822	12.20%
Robert Taub(3)	2,823,030	10.92%
TOGETHER Partnership(4)	2,503,500	9.69%
Jürgen Hambrecht(5)	1,052,589	4.07%
James E. Flynn(6)	899,300	3.48%
Resmed Inc.(7)	794,235	3.07%

Executive Officers and Directors:
Robert Taub(3)	2,823,030	10.92%
Kevin Rakin(8)	123,500	*
Virginia Kirby(9)	5,560	*
Pierre Gianello(10)	11,560	*
Wildman Ventures LLC (as represented by Daniel Wildman)	—	*
Jürgen Hambrecht(5)	1,052,589	4.07%
Rita Johnson-Mills(11)	5,560	—
Olivier Taelman(12)	386,620	1.47%
Loïc Moreau (13)	22,500	*
All current directors and executive management as a group (9 persons)(14)	4,430,919	17.12%

* Represents beneficial ownership of less than one percent.

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

(3)	Consists of (i) 2,127,030 ordinary shares held by Robert Taub, a member of our board of directors, and (ii) 696,000 ordinary shares held by Robelga SRL, a company controlled by Mr. Taub.
(4)

Consists of 2,503,500 ordinary shares held by TOGETHER Partnership. The principal business address of TOGETHER Partnership is Uitbreidingsstraat 10-16, 2600 Antwerp, Belgium. TOGETHER Partnership is not a controlled entity.

(5)	Consists of 1,052,589 ordinary shares held by Dr. Hambrecht.
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

(8)	Consists of (i) 78,030 ordinary shares held by Mr. Rakin, and (ii) 45,470 ordinary shares held by Kevin L. Rakin Irrevocable Trust.
(9)	Consists of 5,560 ordinary shares held by Ms. Kirby.
(10)	Consists of 11,560 ordinary shares held by Mr. Gianello.
(11)	Consists of 5,560 ordinary shares held by Ms. Johnson-Mills.
(12)	Consists of 386,620 ordinary shares issuable upon the exercise of warrants held by Mr. Taelman that are immediately exercisable or exercisable within 60 days of March 22, 2023.
(13)	Consists of 22,500 ordinary shares issuable upon the exercise of warrants held by Mr. Moreau that are immediately exercisable or exercisable within 60 days of March 22, 2023.
(14)	Consists of (i) 4,021,799 ordinary shares and (ii) 409,120 ordinary shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 22, 2023.

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

B.Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2022 with any members of our board of directors or executive officers or the holders of more than 3% of our share capital.

Consulting Agreement with Olivier Taelman

Effective September 1, 2021, the Company and Olivier Taelman decided by mutual agreement to terminate the employment contract of Olivier Taelman with the Company and to enter into an agreement, pursuant to which Mr. Taelman will perform his functions as CEO of the Company on a self-employed basis going forward. Pursuant to the terms of this agreement, as amended effective as of January 1, 2022, Mr. Taelman will be entitled to receive an annual fee equal to the euro equivalent of $450,000, as well as a short term incentive and a long term incentive (in the form of the grant of warrants) in accordance with the Company’s remuneration policy as approved from time to time by the shareholders’ meeting of the Company. Mr. Taelman will continue to benefit from a company car, a laptop, a mobile phone, an occupational pension scheme and a hospitalization insurance. The consulting agreement has an indefinite term and can be terminated by either us or Mr. Taelman at any time subject to a notice period of three months, supplemented with one month per completed year of services under the Agreement, with a maximum total notice period of nine months. We can immediately terminate the consulting agreement in case of serious cause.

Employment Agreement with Loïc Moreau

We are party to an employment agreement, dated October 8, 2021, with Loïc Moreau, our chief financial officer since January 1, 2022. Pursuant to the terms of his employment agreement, Mr. Moreau receives a base salary of €225,000, which amount is subject to increase, and is eligible to receive an annual cash bonus of up to €100,000 based on performance criteria established by our remuneration committee and board of directors. The employment agreement has an indefinite term and can be terminated by either us or Mr. Moreau at any time subject to prior notice in accordance with Belgian law. We can immediately terminate the employment agreement in case of serious cause.

Consulting Arrangements

MINV Consulting Agreements

On June 9, 2021, we entered into a consulting agreement with MINV SA, pursuant to which MINV SA (i) assisted our executive management during investor meetings in connection with our initial public offering on Nasdaq and (ii) will provide various consultancy services, including to support our executive management in business development activities. For the year ended December 31, 2022, we paid MINV SA a total fee of €60,000 for said services rendered during 2022 until the expiration of the agreement on June 8, 2022.

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

B.Significant Changes

Other than the information set forth herein, there have been no significant changes since December 31, 2022.

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

This discussion is for informational purposes only and is not tax advice. Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions. Although we do not currently plan to pay dividends, and subject to the discussion under “— Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ordinary shares will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) and applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are satisfied. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares which are readily tradable on an established securities market in the United States. The ordinary shares are listed on the Nasdaq Global Market, or Nasdaq, which is an established securities market in the United States, and we expect the ordinary shares to be readily tradable on Nasdaq. However, there can be no assurance that the ordinary shares will be considered readily tradable on an established securities market in the United States in later years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of, The Convention between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006, or the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of- information program. Therefore, subject to the discussion under “— Passive Foreign Investment Company Considerations” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are satisfied. The dividends will not be eligible for the dividends- received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any Belgian withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the same proportion of a U.S. holder’s U.S. federal income tax liability which such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ordinary shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Belgian income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Furthermore, Belgian income taxes that are withheld in excess of the rate applicable under the U.S.-Belgium Tax Treaty or that are refundable under Belgian law will not be eligible for credit against a U.S. holder’s federal income tax liability. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

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

Sale, Exchange or Other Taxable Disposition of the Ordinary Shares. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ordinary shares generally will be equal to the cost of such ordinary shares. Capital gain from the sale, exchange or other taxable disposition of ordinary shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares exceeds one year (i.e., such gain is a long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets is generally determined in large part by reference to the market price of the ordinary shares, which is likely to fluctuate. Based on the foregoing, with respect to our 2022 taxable year, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current or future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the current or any future taxable year.

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

Certain elections exist that would result in an alternative treatment (such as mark-to-market treatment) of the ordinary shares. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of our ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). Nasdaq is a qualified exchange for this purpose and, consequently, if our ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. holder. However, even if a U.S. holder validly makes a mark-to-market election with respect to our ordinary shares, the U.S. holder may continue to be subject to PFIC rules (described above) with respect to its indirect interest in any of our investments that are lower-tier PFICs (as defined below). In addition, it is possible that a mark-to-market election in our ordinary shares may result in a U.S. holder being taxed on the earnings and profits of a lower-tier PFIC that will result in a double counting of the same income.

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

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs, or lower-tier PFICs.

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

Material Belgian Tax Consequences

The paragraphs below present a summary of certain material Belgian federal income tax consequences of the acquisition, ownership and disposal of ordinary shares by an investor, but does not address all tax consequences of the ownership and disposal of ordinary shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. The following does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ordinary shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this Annual Report, all of which are subject to change, including changes that could have retroactive effect. Investors should appreciate that, as a result of evolutions in law or practice, the eventual tax consequences may be different from what is stated below.

A Belgian resident is (i) an individual subject to Belgian personal income tax (i.e. an individual who has his domicile in Belgium or has the seat of his wealth in Belgium, or a person assimilated to a Belgian resident), (ii) a company subject to Belgian corporate income tax, i.e. a company that has its principal establishment, administrative seat or effective place of management in Belgium (and that is not excluded from the scope of the Belgian corporate income tax) (A company having its registered seat in Belgium shall be presumed, unless the contrary is proved, to have its principal establishment, administrative seat or effective place of management in Belgium), (iii) an Organization for Financing Pensions, or an OFP, subject to Belgian corporate income tax (i.e., a Belgian pension fund incorporated under the form of an OFP), or (iv) a legal entity subject to the Belgian tax on legal entities (i.e. a legal entity other than a company subject to the corporate income tax that has its principal establishment, administrative seat or effective place of management in Belgium). A Belgian non-resident is a person that is not a Belgian resident.

Investors are encouraged to consult their own advisers as to the tax consequences of the acquisition, ownership and disposal of the shares in light of their particular circumstances, including the effect of any state, local or other national laws.

Belgian taxation of dividends on ordinary shares

For Belgian income tax purposes, the gross amount of all distributions made by the company to its shareholders is generally taxed as a dividend distribution, except for the repayment of capital carried out in accordance with the Belgian Code on Companies and Associations to the extent that such repayment is imputed to the “fiscal” capital. The fiscal capital includes, in principle, the actual paid-up statutory capital and, subject to certain conditions, the paid issue premiums and the amounts subscribed to at the time of the issue of profit sharing certificates. Note that Article 18 of the Belgian Income Tax Code 1992, or ITC, provides that for any decision of capital reduction taken in accordance with the Belgian Code on Companies and Associations, the amount of the capital reduction will be deemed to be derived proportionally (a) from our fiscal capital, on the one hand and (b) on the other hand, from the total of (i) certain taxed reserves incorporated in our capital, (ii) certain taxed reserves not incorporated into our capital and (iii) certain untaxed reserves incorporated into our capital (it being understood that the imputation of the capital reduction on these different categories of reserves will be made in that order of priority). The part of the capital reduction that is deemed to be derived from the abovementioned taxed and untaxed reserves will be treated as a dividend distribution from a tax perspective and be subject to Belgian withholding tax, if applicable. The part of the capital reduction that is deemed to derive from the abovementioned untaxed reserves may additionally give rise to a corporate income tax charge at the level of the company.

In general, a Belgian withholding tax of (currently) 30% is levied on dividends.

In the case of a redemption ordinary of shares, the redemption price (after deduction of the part of the paid-up fiscal capital represented by the ordinary shares redeemed) will be treated as dividend that is subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions. In the event of a liquidation, a withholding tax of 30% will be levied on any distributed amount exceeding the paid-up fiscal capital, subject to such relief as may be available under applicable domestic or tax treaty provisions.

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

Belgian income tax

Belgian resident individuals

Belgian resident individuals who acquire and hold ordinary shares offered hereby as a private investment do not have to declare the dividend income in their personal income tax return since the 30% Belgian withholding tax fully discharges their personal income tax liability. If (and only if) the dividend income would be declared in the personal income tax return, it will be taxed at 30% or, if lower, at the progressive personal income tax rates applicable to the taxpayer’s overall declared income. The first EUR 800 (amount applicable for income year 2023 per year and per taxpayer) of reported ordinary dividend income will be exempt from tax, subject to certain conditions. For the avoidance of doubt, all reported dividends (hence, not only dividends distributed on the shares) are taken into account to assess whether said maximum amount is reached.

If the dividends are declared in the personal income tax return, the Belgian withholding tax paid can be credited against the final personal income tax liability of the investor and may also be reimbursed to the extent that it exceeds the final personal income tax liability, provided that the dividend distribution does not result in a reduction in value of, or capital loss on, the shares. The latter condition is not applicable if the Belgian individual can demonstrate that he has had full ownership of the ordinary shares during an uninterrupted period of 12 months prior to the attribution of the dividends.

Belgian resident individuals who acquire and hold the shares for professional purposes must always declare the dividend income in their personal income tax return and will be taxable at the individual’s personal income tax rate increased with local surcharges. Withholding tax withheld at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the personal income tax due, subject to two conditions: (i) the taxpayer must own the shares in full legal ownership on the day the beneficiary of the dividend is identified, and (ii) the dividend distribution may not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if the individual can demonstrate that he has held the full legal ownership of the ordinary shares for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

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

Belgian resident companies can generally (although subject to certain conditions) deduct up to 100% of the gross dividend received from their taxable income, i.e. the dividend received deduction, provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds shares representing at least 10% of the share capital of the company or a participation in the company with an acquisition value of at least EUR 2,500,000; (2) the shares have been held or will be held in full legal ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in article 203 of the ITC are met (together the “Conditions for the application of the dividend received deduction regime”).

For qualifying investment companies (within the meaning of art. 2, §1, 5°, f) ITC), certain of the aforementioned conditions with respect to the dividend received deduction do not apply. The Conditions for the application of the dividend received deduction regime depend on a factual analysis and for this reason the availability of this regime should be verified upon each dividend distribution.

The Belgian withholding tax may, in principle, be credited against the Belgian corporate income tax due and is reimbursable to the extent that it exceeds such corporate income tax due, subject to the two following conditions: (i) the taxpayer must own the shares in full legal ownership on the day the beneficiary of the dividend is identified and (ii) the dividend distribution may not give rise to a reduction in the value of, or a capital loss on, the ordinary shares. The latter condition is not applicable if the company proves that it held the shares in full legal ownership during an uninterrupted period of 12 months prior to the attribution of the dividends or if, during that period, the shares never belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a Belgian establishment.

No Belgian withholding tax will be due on dividends paid by us to a Belgian resident company provided that the resident company owns, at the time of the distribution of the dividend, at least 10% of our share capital for an uninterrupted period of at least one year and, provided further, that the resident company provides us or our paying agent with a certificate as to its status as a resident company and as to the fact that it has owned a 10% shareholding for an uninterrupted period of one year. For those companies owning a share participation of at least 10% in our share capital for less than one year, we will levy the withholding tax but will not transfer it to the Belgian Treasury provided that the Belgian resident company certifies its qualifying status, the date from which it has held such minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year. The Belgian resident company must also inform us or our paying agent if the one-year period has expired or if its shareholding will drop below 10% of our share capital before the end of the one-year holding period. As soon as the investor owns the share participation of at least 10% in our capital for one year, it will receive the amount of this temporarily levied withholding tax.

Please note that the above described dividend received deduction and withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the EU Parent-Subsidiary Directive of 30 November 2011 (2011/96/EU), or Parent-Subsidiary Directive, in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

Belgian resident organizations for financing pensions

For Belgian pension funds incorporated under the form of an Organization for Financing Pensions (“organismen voor de financiering van pensioenen”/“organismes de financement de pensions”) within the meaning of article 8 of the Belgian Act of 27 October 2006, the dividend income from the ordinary shares is generally tax exempt.

Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.

Belgian (or foreign) OFPs not holding the ordinary shares — which give rise to dividends — for an uninterrupted period of 60 days in full ownership amounts to a rebuttable presumption that the arrangement or series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) which are connected to the dividend distributions, are not genuine (“kunstmatig”/“non authentique”). The withholding tax exemption will in such case not apply and/or any Belgian dividend withholding tax levied at source on the dividends will in such case not be credited against the corporate income tax, unless counterproof is provided by the OFP that the arrangement or series of arrangements are genuine.

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

If the ordinary shares are acquired by a non-resident in connection with a business in Belgium, the investor must report any dividends received, which will be taxable at the applicable non-resident individual or corporate income tax rate, as appropriate. Belgian withholding tax levied at source may be credited against non- resident individual or corporate income tax and is reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (1) the taxpayer must own the shares in full legal ownership on the day the beneficiary of the dividend is identified and (2) the dividend distribution may not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if (a) the non-resident individual or the non-resident company can demonstrate that the shares were held in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends or (b) with regard to non-resident companies only, if, during the relevant period, the ordinary shares have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ordinary shares in a Belgian establishment.

Non-resident companies whose ordinary shares are invested in a Belgian permanent establishment may deduct 100% of the gross dividends received from their taxable income if, at the date the dividends are paid or attributed, the Conditions for the application of the dividend received deduction regime are met (see supra). Application of the dividend received deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.

Belgian dividend withholding tax relief for non-residents

Dividends paid or attributed to non-resident individuals who do not use the ordinary shares in the exercise of a professional activity, may, subject to certain conditions and formalities, be eligible for the tax exemption with respect to ordinary dividends in an amount of up to EUR 800 (amount applicable for income year 2023) per year and per taxpayer. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the ordinary shares) are taken into account to assess whether said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the ordinary shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied on up to such an amount be credited and, as the case may be, reimbursed. However, if no Belgian non- resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on up to such an amount could in principle be reclaimed by filing a request thereto addressed to the tax official (“Adviseur-generaal Centrum Buitenland”/“Conseiller-général du Centre Étranger”) appointed by the Royal Decree of 28 April 2019. Such a request has to be made at the latest on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities determined in the Royal Decree.

Belgian tax law provides for certain exemptions from withholding tax on Belgian source dividends distributed to non-resident investors. Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver within the meaning of Article 227, 3° of the Belgian Income Tax Code which implies that it has separate legal personality and has its tax residence outside of Belgium; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) provided that it is not contractually obliged to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the ordinary shares, nor obliged to pay a manufactured dividend with respect to the ordinary shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the Shares and that the above conditions are satisfied. The pension fund must then forward that certificate to us or our paying agent. As indicated above, Belgian (or foreign) OFPs not holding the ordinary shares — which give rise to dividends — for an uninterrupted period of 60 days in full ownership amounts to a rebuttable presumption that the arrangement or series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensembled’actes juridiques”) which are connected to the dividend distributions, are not genuine (“kunstmatig”/“non authentique”). In such case the withholding tax exemption will not apply.

Dividends distributed to non-resident qualifying parent companies established in a Member State of the EU or in a country with which Belgium has concluded a double tax treaty that includes a qualifying exchange of information clause, will, under certain conditions, be exempt from Belgian withholding tax provided that the ordinary shares held by the non-resident company, upon payment or attribution of the dividends, amount to at least 10% of our share capital and such minimum participation is held or will be held during an uninterrupted period of at least one year. A non-resident company qualifies as a parent company provided that (i) for companies established in a Member State of the EU, it has a legal form as listed in the annex to the EU Parent-Subsidiary Directive, as amended from time to time, or, for companies established in a country with which Belgium has concluded a qualifying double tax treaty, it has a legal form similar to the ones listed in such annex; (ii) it is considered to be a tax resident according to the tax laws of the country where it is established and the double tax treaties concluded between such country and third countries; and (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime. In order to benefit from this exemption, the non- resident company must provide us or our paying agent with a certificate confirming its qualifying status and the fact that it meets the required conditions.

If the non-resident company holds such a minimum participation for less than one year at the time the dividends are attributed to the ordinary shares, we must levy the withholding tax but does not need to transfer it to the Belgian Treasury provided that the non-resident company provides us or our paying agent with a certificate confirming, in addition to its qualifying status, the date as of which it has held the minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year. The non-resident company must also inform us or our paying agent when the one-year period has expired or if its shareholding drops below 10% of our share capital before the end of the one year holding period. Upon satisfying the one-year holding requirement, the dividend withholding tax which was temporarily withheld, will be refunded to the non-resident company.

Please note that the above withholding tax exemption will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) for which the tax Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemption or one of the advantages of the Parent-Subsidiary Directive in another EU Member State. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

Dividends distributed by a Belgian company to non-resident companies on a share participation of less than 10% will under certain conditions be subject to an exemption from withholding tax, provided that the non- resident companies (i) are either established in another Member State of the EEA or in a country with which Belgium has concluded a double tax treaty, where that treaty, or any other treaty concluded between Belgium and that jurisdiction, includes a qualifying exchange of information clause; (ii) have a legal form as listed in Annex I, Part A to the Parent-Subsidiary Directive as amended from time to time, or a legal form similar to the legal forms listed in the aforementioned annex and which is governed by the laws of another Member State of the EEA or a similar legal form in a country with which Belgium has concluded a double tax treaty; (iii) hold a share participation in the Belgian dividend distributing company, upon payment or attribution of the dividends, of less than 10% of our share capital but with an acquisition value of at least €2.5 million; (iv) hold or will hold the ordinary shares which give rise to the dividends in full legal ownership during an uninterrupted period of at least one year; and (v) are subject to the corporate income tax or a tax regime similar to the corporate income tax without benefiting from a tax regime which deviates from the ordinary regime. The exemption from withholding tax is only applied to the extent that the Belgian withholding tax, which would be applicable absent the exemption, could not be credited nor reimbursed at the level of the qualifying, dividend receiving, company. The non-resident company must provide us or our paying agent with a certificate confirming, in addition to its full name, legal form, address and fiscal identification number (if applicable), its qualifying status and the fact that it meets the required conditions mentioned under (i) to (v) above, and indicating to which extent the withholding tax, which would be applicable absent the exemption, is in principle creditable or reimbursable on the basis of the law as applicable on December 31 of the year preceding the year during which the dividend is paid or attributed.

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

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation (the “U.S. — Belgium Treaty”). The U.S. — Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S. — Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S. — Belgium Treaty. The 5% withholding tax applies in case where the U.S. shareholder (beneficial owner) is a company which owns directly at least 10% of our ordinary shares. A 0% Belgian withholding tax applies when the shareholder is a company (beneficial owner) which has owned directly at least 10% of our ordinary shares during at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S. — Belgium Treaty.

Prospective holders are encouraged to consult their own tax advisers to determine whether they qualify for an exemption or a reduction of the withholding tax rate upon payment of dividends and, if so, the procedural requirements for obtaining such an exemption or a reduction upon the payment of dividends or making claims for reimbursement.

Capital gains and losses on ordinary shares

Belgian resident individuals

Belgian resident individuals acquiring the ordinary shares as a private investment should not be subject to Belgian capital gains tax on the disposal of the ordinary shares and capital losses are not tax deductible. However, capital gains realized by a private individual are taxable at 33% (plus local surcharges) if the capital gain is deemed to be realized outside the scope of the normal management of the individual’s private estate. Capital losses incurred in such transactions are generally not tax deductible.

Capital gains realized by Belgian resident individuals on the disposal of the ordinary shares for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non- resident legal entity, each time established outside the EEA, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (i.e., a shareholding of more than 25% in us). Capital losses are, however, not tax deductible in such event.

Capital gains realized by Belgian resident individuals upon redemption of the ordinary shares or upon our liquidation will generally be taxable as a dividend. See “— Belgian taxation of dividends on ordinary shares — Belgian income tax — Belgian resident individuals.”

Belgian resident individuals who hold ordinary shares for professional purposes are taxed at the ordinary progressive income tax rates increased by the applicable local surcharges on any capital gains realized upon the disposal of the ordinary shares, except for the shares held for more than five years, which are taxable at a separate rate of 10% (capital gains realized in the framework of the cessation of activities under certain circumstances) or 16.5% (other), plus local surcharges. Capital losses on the shares incurred by Belgian resident individuals who hold the ordinary shares for professional purposes are in principle tax deductible.

Belgian resident companies

Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of the ordinary shares provided that the Conditions for the application of the dividend received deduction regime are met. If one or more of the Conditions for the application of the dividend received deduction regime are not met, any capital gain realized would be taxable at the standard corporate income tax rate of 25%, unless the reduced corporate income tax rate of 20% for small companies and Medium Sized Enterprises applies (see supra).

Capital losses on the ordinary shares incurred by Belgian resident companies are as a general rule not tax deductible.

However, ordinary shares held in the trading portfolios of Belgian qualifying credit institutions, investment enterprises and management companies of collective investment undertakings are subject to a different regime. In general, the capital gains on such ordinary shares are taxable at the corporate income tax rate of 25% and capital losses on such ordinary shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.

Capital gains realized by Belgian resident companies upon redemption of the ordinary shares or upon our liquidation will, in principle, be subject to the same taxation regime as dividends.

Belgian resident organizations for financing pensions

Belgian pension funds incorporated under the form of an OFP are, in principle, not subject to Belgian capital gains taxation on the disposal of the ordinary shares, and capital losses are not tax deductible.

Capital gains realized by Belgian OFPs upon the redemption of ordinary shares or upon our liquidation will in principle be taxed as dividends.

Other Belgian resident legal entities subject to Belgian legal entities tax

Capital gains realized upon disposal of the ordinary shares by Belgian resident legal entities are in principle not subject to Belgian income tax and capital losses are not tax deductible.

Capital gains realized upon disposal of (part of) a substantial participation in a Belgian company (i.e. a participation representing more than 25% of our share capital at any time during the last five years prior to the disposal) may, however, under certain circumstances be subject to income tax in Belgium at a rate of 16.5%.

Capital gains realized by Belgian resident legal entities upon redemption of the ordinary shares or upon our liquidation will, in principle, be subject to the same taxation regime as dividends (see above).

Non-resident individuals, non-resident companies or non-resident entities

Non-resident individuals, companies or entities are, in principle, not subject to Belgian income tax on capital gains realized upon disposal of the ordinary shares, unless the ordinary shares are held as part of a business conducted in Belgium through a fixed base in Belgium or a Belgian permanent establishment. In such a case, the same principles apply as described with regard to Belgian individuals (holding the ordinary shares for professional purposes), Belgian companies, Belgian resident organizations for financing pensions or other Belgian resident legal entities subject to Belgian legal entities tax.

Non-resident individuals who do not use the ordinary shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the shares to Belgium, might be subject to tax in Belgium if the capital gains are obtained or received in Belgium and arise from transactions which are to be considered speculative or beyond the normal management of one’s private estate or in case of disposal of a substantial participation in a Belgian company as mentioned in the tax treatment of the disposal of the ordinary shares by Belgian individuals (see supra). Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax adviser.

Capital gains realized by non-resident individuals or non-resident companies upon redemption of the ordinary shares or upon our liquidation will, in principle, be subject to the same taxation regime as dividends (see above).

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions (Taxe sur les opérations de bourse / Taks op de beursverrichtingen) at the rate of 0.35% (subject to a maximum amount of EUR 1,600 per party and per transaction) will in principle be levied upon the sale and purchase and any other acquisition or transfer for consideration of the ordinary shares on the secondary market if (i) it is entered into or carried out in Belgium through a professional intermediary, or (ii) deemed to be entered into or carried out in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence (gewone verblijfplaats/residence habituelle) in Belgium, or legal entities for the account of their seat or establishment in Belgium (both, a “Belgian Investor”). A separate tax is due from each of the seller and the purchaser, both collected by the professional intermediary. No tax on stock exchange transactions will be due on the issuance of the ordinary shares (primary market transaction).

However, if the order is directly or indirectly made to a professional intermediary established outside of Belgium by a Belgian Investor, the tax on stock exchange transactions will in principle be due by this Belgian Investor (who will be responsible for the filing of a stock exchange tax return and for the timely payment of the amount of stock exchange tax due), unless that Belgian Investor can demonstrate that the tax on stock exchange transactions due has already been paid by the professional intermediary established outside of Belgium. In such a case, the foreign professional intermediary also has to provide each client (which gives such intermediary an order) with a qualifying order statement (“bordereau”/“borderel”) at the latest on the business day after the day the transaction concerned was realized. The qualifying order statements must be numbered in series and a duplicate must be retained by the professional intermediary. The duplicate can be replaced by a qualifying day-to-day listing, numbered in series. Alternatively, professional intermediaries established outside of Belgium could appoint a stock exchange tax representative in Belgium, subject to certain conditions and formalities, or Stock Exchange Tax Representative. Such Stock Exchange Tax Representative will then be liable towards the Belgian Treasury for the tax on stock exchange transactions due on behalf of clients that fall within one of the aforementioned categories (provided that these clients do not qualify as exempt persons for stock exchange tax purposes — see below) and for complying with the reporting obligations and the obligations relating to the order statement (“bordereau”/“borderel”) in that respect. If such a Stock Exchange Tax Representative would have paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transactions.

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

New annual tax on securities accounts

The tax on securities accounts is an annual tax of levied at a rate of 0.15% that is levied on securities accounts of which the average value of taxable financial instruments exceeds EUR 1 million during a reference period of twelve consecutive months (in principle) starting on 1 October and ending on 30 September of the subsequent year. The taxable base is determined based on four reference dates: 31 December, 31 March, 30 June and 30 September. If applicable, the amount of tax due is limited to 10% of the difference between the said average value of the taxable financial instruments and the threshold of EUR 1 million.

The tax targets securities accounts held by resident individuals subject to Belgian personal income tax, resident companies subject to Belgian corporate income tax, companies and resident legal entities subject to Belgian legal entities tax, irrespective as to whether these accounts are held with a financial intermediary which is established or located in Belgium or abroad. The tax also applies to securities accounts held by non-resident individuals, companies and legal entities with a financial intermediary established or located in Belgium (individuals, companies and legal entities subject to Belgian non-resident tax). Securities accounts that form part of the business property of a Belgian establishment of a non-resident as referred to in Article 229 of Belgian ITC, wherever the intermediary is incorporated or established (in Belgium or abroad), are also subject to the annual tax. The financial instruments envisaged include not only shares, bonds and notes, but also derivatives. Each securities account would be assessed separately.

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

A Belgian intermediary is an intermediary incorporated under Belgian law as well as an intermediary established in Belgium.

The Belgian intermediary in principle withholds, declares and pays the tax. In all other cases, the holder will declare and pay the tax himself, unless he can prove that the tax has already been declared and paid by an intermediary, irrespective as to whether the intermediary is incorporated or established in Belgium or abroad. When multiple holders hold a securities account, each holder may fulfil the declaration requirements for all holders and each holder shall be jointly and severally liable for the payment of the tax. An intermediary not incorporated or established in Belgium, when managing a securities account subject to the tax, may have a representative established in Belgium recognized by or on behalf of the Minister of Finance. The representative shall be jointly and severally liable towards to Belgian State to declare and pay the tax, as well as to perform all obligations to which an intermediary is bound.

A general anti-abuse provision is also included to counter certain actions to avoid the application of the tax.

Investors are advised to consult their tax advisors about the consequences of the tax on securities accounts on their own tax situation.

Common Reporting Standard

Following recent international developments, the exchange of information is governed by the Common Reporting Standard, or CRS. On 22 November 2022, 119 jurisdictions have signed the multilateral competent authority agreement, or MCAA. The MCAA is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.

49 jurisdictions, including Belgium, have committed to a specific and ambitious timetable leading to the first automatic information exchanges in 2017, relating to income year 2016, or early adopters. More than 50 jurisdictions have committed to exchange information as from 2018, one jurisdiction as from 2019, six jurisdictions as from 2020, two jurisdictions as from 2021 and three jurisdictions as from 2022.

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

On 9 December 2014, EU Member States adopted Directive 2014/107/EU on administrative cooperation in direct taxation, or DAC2, which provides for mandatory automatic exchange of financial information as foreseen in CRS. DAC2 amends the previous Directive on administrative cooperation in direct taxation, Directive 2011/16/EU.

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

Investors who are in any doubt as to their position should consult their professional advisers

The proposed financial transactions tax

On 14 February 2013, the European Commission published a proposal, or the “Commission’s Proposal, for a Directive for a common financial transaction tax, or FTT, to be levied on transactions in financial instruments by financial institutions if at least one of the parties to the transaction is located in the ‘FTT- zone’ as defined in the Commission’s Proposal. It was approved by the European Parliament in July 2013. Originally, the adopted Commission’s Proposal foresaw the financial transaction tax for 11 “Participating Member States” (Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia). However, on 16 March 2016 Estonia formally withdrew from the group of states willing to introduce the FTT. The actual implementation date of the FTT would depend on the future approval of the European Council and consultation of other EU institutions, and the subsequent transposition into local law.

If the financial transaction tax is introduced, under current published proposals financial institutions and certain other parties would be required to pay tax on transactions in financial instruments with parties (including, with respect to the EU-wide proposal, its affiliates) located in the FTT-zone. The proposed FTT has very broad scope and could, if introduced in its current form, apply to certain dealings in the ordinary shares in certain circumstances. It is a tax on derivatives transactions (such as hedging activities) as well as on securities transactions, i.e. it applies to trading in instruments such as shares and bonds. The initial issue of instruments such as shares and bonds is exempt from financial transaction tax in the current Commission’s Proposal. This means that the issuance and subscription of the ordinary shares should not become subject to financial transaction tax. Under current proposals the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the ordinary shares where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

In 2019, Finance Ministers of the Member States participating in the enhanced cooperation indicated that they were discussing a new FTT proposal based on the French model of the tax and the possible mutualisation of the tax as a contribution to the EU budget.

According to the latest draft of this new FTT proposal (submitted by the German government), the FTT would be levied at a rate of at least 0.2 per cent. of the consideration for the acquisition of ownership of shares (including ordinary and any preference shares) admitted to trading on a trading venue or a similar third country venue, or of other securities equivalent to such shares, or Financial Instruments, or similar transactions (e.g. an acquisition of Financial Instruments by means of an exchange of Financial Instruments or by means of a physical settlement of a derivative). The FTT would be payable to the Participating Member State in whose territory the issuer of a Financial Instrument has established its registered office. According to the latest draft of the new FTT proposal, the FTT would not apply to straight notes. Like the Commission’s Proposal, the latest draft of the new FTT proposal also stipulates that once the FTT enters into force, the Participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax).

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

Additionally, earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the functional currency of subsidiaries at the rate of exchange at each closing date, the impact of which is reported as a foreign exchange gain or loss in the consolidated statements of comprehensive income. Most foreign exchange transactions were denominated in USD, NIS, or AUD for the subsidiaries that have functional currency in Euro. For the years ended December 31, 2022 and 2021, if the USD strengthened by 5% against the Euro with all other variables held constant, net loss for the year then ended would have been €54,000 lower and €4,000 lower, respectively. For the years ended December 31, 2022 and 2021, if the USD weakened by 5% against the Euro with all other variables held constant, net loss for the year then ended would have been €60,000 higher and €5,000 higher, respectively. For the years ended December 31, 2022 and 2021, if the NIS strengthened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €122,000 lower and €18,000 lower, respectively. For the years ended December 31, 2022 and 2021, if the NIS weakened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €79,000 higher and €18,000 higher, respectively. For the years ended December 31, 2022 and 2021, if the AUD strengthened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €73,000 lower and €64,000 lower, respectively. For the years ended December 31, 2022 and 2021, if the AUD weakened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €80,000 higher and €71,000 higher, respectively.

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

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Initial Public Offering

In July 2021, we raised gross proceeds of $97.8 million in our initial public offering of 3,260,250 ordinary shares on The Nasdaq Global Market, which includes 425,250 ordinary shares issued in connection with the exercise of the underwriters’ option to purchase additional shares, at a price of $30.00 per ordinary share.

The net proceeds to us, after deducting underwriting discounts and commissions and offering expenses, were approximately $91.9 million. The offering closed on July 7, 2021, and the closing of the exercise of the underwriters’ option to purchase additional shares occurred on July 9, 2021. Piper Sandler, Stifel and Cantor acted as joint book-running managers for the offering. Degroof Petercam acted as a co-manager.

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

Item 15.Controls and Procedures

A.Disclosure Controls and Procedures

We maintain disclosure controls and procedures as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that our disclosure controls and procedures were not effective as of December 31, 2022 due to the fact that a material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting” continued to exist at December 31, 2022, as discussed below.

B.Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. We have a program for the review of our internal control over financial reporting to ensure compliance with the requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act of 2002. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting as of December 31, 2022 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control – Integrated Framework (2013). Based on the evaluation performed, management concluded that material weaknesses still exist as of December 31, 2022, as described below:

●	Insufficient procedures and controls, including IT General Controls, to ensure that accurate financial statements can be prepared and reviewed on a timely basis for annual reporting purposes; and
●	Insufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training.

To address the material weaknesses identified, our management has taken, and continues to take, several remedial actions. We have engaged an external professional advisor that is evaluating and validating the design effectiveness of our internal control framework and, based on the outcomes of such evaluation, we are adapting our internal controls. Additionally, we have engaged additional finance and accounting staff to assist us in the preparation of reliable financial reports and improve the design of our controls.

While our management has taken, and continues to take, steps to remediate these material weaknesses, the material weaknesses have not yet been resolved as of December 31, 2022 and remediation is ongoing as described above.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Our failure to correct this material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operation and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. See “Risk Factors— In connection with our preparation and the audit of our consolidated financial statements as of and for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, and such material weaknesses have not been remediated as of December 31, 2022. Additionally, we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.”

As a result of the material weaknesses described above that has not yet been resolved as of December 31, 2022, we have concluded that our internal control over financial reporting was not effective as of December 31, 2022.

Notwithstanding this material weakness and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2022, our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), believes that the consolidated financial statements contained in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

C.Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report from our Registered Public Accounting Firm regarding internal control over financial reporting of due to our Emerging Growth Company status and due to the transition period established by rules of the SEC for newly public companies.

D.Changes in Internal Control Over Financial Reporting

The following changes in our internal control over financial reporting occurred during the period covered by this Annual Report that have materially affected our internal control over financial reporting (such changes were implemented as remediation efforts for the material weaknesses identified as of December 31, 2020 and 2019, and which were continuing as of December 31, 2022):

●	We have engaged additional finance and accounting staff to assist us in the preparation of reliable financial reports and improve the design of our controls;
●	We have performed a gap analysis and updated the design of our internal control framework. In addition we are in the process of having the control design effectiveness evaluated and validated by a third party.

These actions were taken based on the following material weaknesses identified by Management as of December 31, 2020 and 2019: (i) lack of sufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, and; (ii) lack of adequate procedures and controls to ensure that accurate financial statements can be prepared and reviewed on a timely basis for annual reporting purposes.

As of December 31, 2022, Management assessed that the remediation of the material weaknesses is ongoing as described above.

Item 16A.Audit Committee Financial Expert

Our Audit Committee is comprised of three of our non-executive directors, Kevin Rakin, Jürgen Hambrecht and Wildman Ventures LLC, as represented by Daniel Wildman, and each of these members is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of Nasdaq. Mr. Rakin serves as chair of this committee. Our Board has determined that Mr. Rakin is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

Item 16C.Principal Accountant Fees and Services

Our financial statements have been prepared in accordance with IFRS and are audited by EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV,

EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV has served as our independent registered public accountant for each of the years ended December 31, 2020, December 31, 2021 and December 31, 2022 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV.

	Year ended December 31,
	2022	2021

	(in thousands)
Audit Fees	€567.0	€537.0
Audit-Related Fees (1)	45.0	—
Tax Fees(2)	20.6	2.0
All Other Fees (3)	18.0	—
Total	€650.6	€539.0
(1)	Audit-Related Fees are primarily for services related to SEC filings, including comfort letters, consents and comment letters.
(2)	Tax Fees are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.
(3)	All Other Fees please describe the nature of the products and/or services provided by the principal accountant, other than the serves reported in the footnotes above.

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

Item 18.Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19.Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Articles of Association of Nyxoah SA (English Translation)	Form S-8	333-269410	4.1	01/25/2023

2.1	Articles of Association of Nyxoah SA (English Translation) (included in Exhibit 1.1)	Form F-1	333-257000	4.1	06/10/2021

2.2*	Description of Securities

4.1+	Cochlear Collaboration Agreement, dated November 2018, by and between the registrant and Cochlear Limited	Form F-1	333-257000	10.1	06/10/2021

4.2+	Man& Science SA License Agreement, by and between the registrant and Cephalix SA, Glucobel SA, Surgical Electronics SA and Man& Science SA, among others, as amended by the Confirmatory Addendum to the Multiparty Agreement, dated as of June 23, 2016, by and between the registrant and Cephalix SA, Surgical Electronics SA and Man& Science SA and as further amended by the Clarification of the Confirmatory Addendum to the Multiparty Agreement, dated as of February 10, 2020, by and between the registrant and Man& Science SA.	Form F-1	333-257000	10.2	06/10/2021

4.3+	Unprotected Lease Contract, dated as of August 20, 2020, by and between Nyxoah Ltd. and Block 7093 Parcel 162 Ltd. (English Translation)	Form F-1	333-257000	10.3	06/10/2021

4.4#	Form of 2013 Share Incentive Plan (English Translation)	Form F-1	333-257000	10.4	06/10/2021

4.5#	Form of 2016 Warrants Plan (English Translation)	Form F-1	333-257000	10.5	06/10/2021

4.6#	Form of 2018 Warrants Plan (English Translation)	Form F-1	333-257000	10.6	06/10/2021

4.7#	Form of 2020 Warrants Plan (English Translation)	Form F-1	333-257000	10.7	06/10/2021

4.8#	Form of 2021 Warrants Plan (English Translation)	Form S-8	333-261233	99.5	11/19/2021

4.9#	Form of 2022 Warrants Plan (English Translation)	Form S-8	333-269410	99.1	01/25/2023

8.1	List of Subsidiaries of the registrant	Form F-1	333-257000	21.1	06/10/2021

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1**	Section 1350 Certification of Chief Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2**	Section 1350 Certification of Chief Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, independent registered public accounting firm

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

Date: March 22, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Nyxoah S.A.

Opinion on the Financial Statements

We have audited the consolidated balance sheets of Nyxoah SA (the Company) as of December 31, 2022 and 2021, the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ EY Réviseurs d'Entreprises / EY Bedrijfsrevisoren SRL/BV

We have served as the Company’s auditors since 2016

Diegem, Belgium

March 22, 2023

NYXOAH SA

CONSOLIDATED BALANCE SHEETS

(in thousands)

		As at December 31
	Notes	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	7	€2,460	€2,020
Intangible assets	8	39,972	25,322
Right of use assets	9	3,159	3,218
Deferred tax asset	29	47	46
Other long-term receivables		173	164
		€45,811	€30,770
Current assets
Inventory	10	882	346
Trade receivables	11	1,463	226
Other receivables	11	1,775	2,286
Other current assets	12	1,284	1,693
Financial assets	14	76,968	—
Cash and cash equivalents	13	17,888	135,509
		€100,260	€140,060
Total assets		€146,071	€170,830

EQUITY AND LIABILITIES
Capital and reserves
Capital	15	4,440	4,427
Share premium	15	228,275	228,033
Share based payment reserve	16	5,645	3,127
Other comprehensive income	15	176	202
Retained loss		(118,212)	(87,167)
Total equity attributable to shareholders		€120,324	€148,622

LIABILITIES
Non-current liabilities
Financial debt	17	8,189	7,802
Lease liability	9	2,586	2,737
Pension liability	26	—	80
Provisions		59	12
Deferred tax liability	29	—	5
		€10,834	€10,636
Current liabilities
Financial debt	17	388	554
Lease liability	9	719	582
Trade payables	18	4,985	3,995
Current tax liability	29	3,654	2,808
Other payables	19	5,167	3,633
		€14,913	€11,572
Total liabilities		€25,747	€22,208
Total equity and liabilities		€146,071	€170,830

The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(in thousands)

		For the year ended December 31
	Notes	2022	2021	2020
Revenue	20	€3,084	€852	€69
Cost of goods sold	20	(1,150)	(303)	(30)
Gross profit		€1,934	€549	€39
Research and Development Expense	22	(15,861)	(12,344)	(2,336)
Selling, General and Administrative Expense	23	(18,855)	(14,712)	(9,386)
Other income/(expense)	24	283	265	459
Operating loss for the period		(32,499)	(26,242)	(11,224)
Financial income	27	6,763	3,675	62
Financial expense	28	(4,320)	(2,072)	(990)
Loss for the period before taxes		(30,056)	(24,639)	(12,152)
Income taxes	29	(1,169)	(2,980)	(93)
Loss for the period		(31,225)	(27,619)	(12,245)

Loss attributable to equity holders		(31,225)	(27,619)	(12,245)

Other comprehensive income/(loss)
Items that may not be subsequently reclassified to profit or loss (net of tax)
Remeasurements of post-employment benefit obligations, net of tax	26	70	(68)	—
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		(96)	121	(58)
Total other comprehensive income/(loss)		€(26)	53	€(58)
Total comprehensive loss for the year, net of tax		€(31,251)	€(27,566)	€(12,303)
Loss attributable to equity holders		€(31,251)	€(27,566)	€(12,303)

Basic loss per share (in EUR)	30	€(1.209)	€(1.161)	€(0.677)
Diluted loss per share (in EUR)	30	€(1.209)	€(1.161)	€(0.677)

The accompanying notes are an integral part of these consolidated financial statements

NYXOAH SA

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

		Attributable to owners of the parent
					Share
					based	Other
		Common	Preferred	Share	payment	comprehensive	Retained
	Notes	shares	shares	premium	reserve	income	loss	Total
Balance at January 1, 2020		€1,122	€1,359	€47,668	€420	€207	€(48,415)	€2,361
Loss for the period		—	—	—	—	—	(12,245)	(12,245)
Other comprehensive income for the period		—	—	—	—	(58)	—	(58)
Total comprehensive income/(loss) for the period		—	—	—	—	€(58)	€(12,245)	€(12,303)
Equity-settled share-based payments
Granted during the period		—	—	—	2,549	—	—	2,549
Exercised during the period		11	—	340	(319)	—	319	351
Conversion of preferred shares to common shares		1,359	(1,359)	—	—	—	—	—
Issuance of shares for cash		1,293	—	108,517	—	—	—	109,810
Transaction cost		—	—	(6,578)	—	—	—	(6,578)
Conversion convertible loan		11	—	989	—	—	—	1,000
Total transactions with owners of the company recognized directly in equity		2,674	(1,359)	103,268	2,230	—	319	107,132
Balance at December 31, 2020		€3,796	—	€150,936	€2,650	€149	€(60,341)	€97,190

		Attributable to owners of the parent
					Share
					based	Other
		Common	Preferred	Share	payment	comprehensive	Retained
	Notes	shares	shares	premium	reserve	income	loss	Total
Balance at January 1, 2021		€3,796	—	€150,936	€2,650	€149	€(60,341)	€97,190
Loss for the period		—	—	—	—	—	(27,619)	(27,619)
Other comprehensive loss for the period		—	—	—	—	53	—	53
Total comprehensive loss for the period		—	—	—	—	€53	€(27,619)	€(27,566)
Equity-settled share-based payments
Granted during the period	16	—	—	—	1,270	—	—	1,270
Exercised during the period	15	71	—	2,626	(793)	—	793	2,697
Issuance of shares for cash	15	560	—	82,058	—	—	—	82,618
Transaction cost	15	—	—	(7,587)	—	—	—	(7,587)
Total transactions with owners of the company recognized directly in equity		631	—	77,097	477	—	793	78,998
Balance at December 31, 2021		€4,427	—	€228,033	€3,127	€202	€(87,167)	€148,622

		Attributable to owners of the parent
					Share
					based	Other
		Common	Preferred	Share	payment	comprehensive	Retained
	Notes	shares	shares	premium	reserve	income	loss	Total
Balance at January 1, 2022		€4,427	—	€228,033	€3,127	€202	€(87,167)	€148,622
Loss for the period		—	—	—	—	—	(31,225)	(31,225)
Other comprehensive income for the period		—	—	—	—	(26)	—	(26)
Total comprehensive loss for the period		—	—	—	—	€(26)	€(31,225)	€(31,251)
Equity-settled share-based payments
Granted during the period	16	—	—	—	2,698	—	—	2,698
Exercised during the period	15	6	—	242	(180)	—	180	248
Issuance of shares for cash	15	7	—	—	—	—	—	7
Total transactions with owners of the company recognized directly in equity		13	—	242	2,518	—	180	2,953
Balance at December 31, 2022		€4,440	—	€228,275	€5,645	€176	€(118,212)	€120,324

The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

		For the year ended December 31
	Notes	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(30,056)	€(24,639)	€(12,152)
Adjustments for
Finance income	27	(6,763)	(3,675)	(62)
Finance expenses	28	4,320	2,072	990
Depreciation and impairment of property, plant and equipment and right-of-use assets	7,9	1,119	783	620
Amortization of intangible assets	8	813	879	—
Share-based payment transaction expense	16	2,698	1,270	2,549
Remeasurement of recoverable cash advances	17	(247)	(346)	(146)
Increase/(decrease) in provisions		37	(13)	7
Other non-cash items		(356)	(249)	12
Cash generated before changes in working capital		€(28,435)	€(23,918)	€(8,182)
Changes in working capital
(Increase)/decrease in inventory		(536)	(291)	(55)
(Increase)/decrease in trade and other receivables		7	(2,523)	365
Increase/(decrease) in trade and other payables		615	1,670	1,109
Cash generated from changes in operations		€(28,349)	€(25,062)	€(6,763)
Interests received		3	—	3
Income tax paid		(410)	(274)	(104)
Net cash used in operating activities		€(28,756)	€(25,336)	€(6,864)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(886)	(1,469)	(562)
Capitalization of intangible assets	8	(15,463)	(10,348)	(10,118)
Increase of long-term deposits		—	—	(13)
Purchase of financial assets - current		(102,620)	—	—
Proceeds from sale of financial assets - current		28,913	—	—
Interest income on financial assets		110	—	—
Net cash used in investing activities		€(89,946)	€(11,817)	€(10,693)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(772)	(500)	(479)
Repayment of other loan	17	(83)	(83)	(63)
Interests paid		(130)	(385)	(151)
Repayment of recoverable cash advance	17	(216)	(280)	(55)
Proceeds from convertible loan		—	—	1,000
Proceeds from issuance of shares, net of transaction costs	15	255	77,728	103,583
Other financial costs		(37)	(8)	—
Recoverable cash advances received		—	—	190
Net cash generated from financing activities		€(983)	€76,472	€104,025
Movement in cash and cash equivalents		€(119,685)	€39,319	€86,468
Effect of exchange rates on cash and cash equivalents		2,064	3,890	(23)
Cash and cash equivalents at January 1	13	€135,509	€92,300	€5,855
Cash and cash equivalents at December 31	13	€17,888	€135,509	€92,300

The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.General information

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

These consolidated financial statements have been authorized for issue on March 22, 2023 by the Board of Directors of the Company.

2.Significant accounting policies

2.1.Basis of Preparation and Going Concern

Basis of Preparation

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union.

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

The Company does not believe that COVID-19 or the Ukraine war will have an impact on the Company’s going concern. The Company does not have business relationships with Russia nor Ukraine. There is no direct nor indirect impact of the conflict on the day to day business of the Company. The Company is not specifically impacted by inflation, supply disruption or cyber attacks due to the current geopolitical conflict.

2.2.New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2022

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2022, but do not have an impact on the consolidated financial statements of the Company:

₋	Amendment to IFRS 16 Leases: covid-19-Related Rent Concessions beyond June 30, 2021 (applicable for annual periods beginning on or after April 1, 2021)
₋	Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use (applicable for annual periods beginning on or after January 1, 2022)
₋	Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts — Cost of Fulfilling a Contract (applicable for annual periods beginning on or after January 1, 2022)
₋	Amendments to IFRS 3 Business Combinations: Reference to the Conceptual Framework (applicable for annual periods beginning on or after January 1, 2022)
₋	Annual Improvements to IFRS Standards 2018–2020 (applicable for annual periods beginning on or after January 1, 2022)

New standards not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards and interpretations, if applicable, when they become effective.

₋	IFRS 17 Insurance Contracts (applicable for annual periods beginning on or after January 1, 2023)
₋	Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information (applicable for annual periods beginning on or after January 1, 2023)
₋	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (applicable for annual periods beginning on or after January 1, 2024 or later, but not yet endorsed in the EU)
₋	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies (applicable for annual periods beginning on or after January 1, 2023)
₋	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (applicable for annual periods beginning on or after January 1, 2023)

₋	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (applicable for annual periods beginning on or after January 1, 2023)
-	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (applicable for annual periods beginning on or after January 1, 2024, but not yet endorsed in the EU).

None of the IFRS standards issued, but not yet effective are expected to have a material impact on the Company’s financials.

2.3.Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2022, 2021 and 2020.

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

2.4.Foreign Currency Translations

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

2.5.Intangible Assets

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

The Company started recognizing the development expenditure as an asset since March 2019 triggered by obtaining CE mark for the first generation of the Genio® system. As from July 2020, the Company started recognizing the development expenditure as an asset for the improved second generation of the Genio® system. The asset is carried at cost less any accumulated amortization and accumulated impairment losses. Development costs include employee compensation and outsourced development expenses. Amortization of the asset begins when development is complete and the asset is available for use. The asset is depreciated on a straight-line basis over the estimated useful life of 14 years. During the period of development, the asset is tested for impairment annually. Amortization for the first generation of the Genio® system started in 2021 and is recognized in the R&D and Clinical departments. See note 8

2.6.Property, Plant and Equipment

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

2.7.Impairment of Intangible Assets and Property, Plant and Equipment

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

2.8.Financial Assets

Financial assets include mainly other long-term receivables, trade receivables, other receivables, term accounts with an initial maturity longer than 3 months but less than 12 months and cash and cash equivalents, and are measured at amortized cost using the effective interest method, less impairment allowance. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

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

2.9.Financial Liabilities

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

2.11.    Inventory

Inventories consist of raw materials, work-in-progress and finished goods of the Genio® System and related components. Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows: cost of direct materials and labor and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

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

Convertible loan

The Company has issued a convertible loan on June 26, 2020 (which was converted on September 21, 2020) for a total amount of €1.0 million. The Company identified two components included in the convertible loan agreement: a host loan and an embedded derivative failing the equity classification. The Company has applied the simplification method called the “fair value option”. Under this approach, a contract that contains one or more embedded derivatives that would normally be required to be accounted for separately can instead be accounted for jointly with its host instrument at fair value through income statement. Until conversion and at each reporting date, the Company revaluates the fair value of the convertible loan. Upon subsequent evaluation, the element of gains or losses attributable to changes in credit risk should be recognized in other comprehensive income with the remainder recognized in profit or loss. The estimation of the fair value of the convertible loan on initial or subsequent recognition is dependent on the discount rate and maturity date. The fair value measurement of the convertible loan is classified as level 3. The Company used a discount rate of 5.0% for the initial recognition of the convertible loan.

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

The current income tax liability includes a liability for tax positions subject to uncertainty over income tax treatment when it is probable that an outflow of economic resources will occur. Measurement of the liability for tax positions subject to uncertainty over income tax treatment is based on either the most likely amount method or the expected value method based on the Company’s best estimate of the underlying risk.

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

Each warrant gives the beneficiaries the right to subscribe to one or several common share of the Company. The warrants are granted for free and have an exercise price which is determined by the Board of Directors of the Company.

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

2.18.   Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment, but no impairment has been identified in fiscal year 2020, 2021 and 2022.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period in which the event or condition that triggers the payment occurs.

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

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery, equipment and buildings (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment and bicycles that are considered of low value (i.e., below €5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. See note 31.2.

2.19.   Revenue

The Company has started commercializing the Genio® system in Europe. The Company sells The Genio® system to hospitals and distributors. Revenue from selling the Genio® system is recognized at a point in time when control over The Genio® system is transferred to the customer, which is in general at delivery at customer site or a predefined location in the country of the customer. The revenue from the Genio® system consists of a kit of products delivered at the same point in time, and as such revenue does not need to be allocated over the different products. The revenue is then recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange of the Genio® system. In determining the transaction price for the sale of the Genio® system, the Company considers the effects of variable consideration.

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

The Company also has received research and development incentives in Australia in relation to certain development activities and clinical trials. The Company recognizes the research and development incentives as another receivable and other operating income when it is reasonably certain that all conditions (which are limited and only protective in nature such as having an entity in Australia, conducting R&D activities in Australia) are satisfied and the incentive will be received, which is when the development activities and clinical trials are being performed. See note 11 and note 17.1.

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

2.22.   Significant events and transactions of the reporting period

On December 22, 2022, the Company announced that it has filed a $200 million shelf registration statement on Form F-3 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). Once declared effective by the SEC, the Registration Statement would permit the Company to sell, from time to time, up to $200 million in aggregate value of its common stock, preferred stock, debt securities, warrants, and/or units. The Company also entered into a sales agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), as sales agent, pursuant to which the Company may sell new ordinary shares having an aggregate offering price of up to $50 million (the “Offered Shares”) from time to time through an "at-the-market" offering (the “ATM”).

3.Capital Management

The Company’s objectives when managing capital are to maintain sufficient liquidity to meet its working capital requirements and fund capital investment in order to safeguard its ability to continue operating as a going concern. The capital structure of the Company consists of equity attributable to the shareholders, such as share capital, share premium, reserves and retained loss, and of borrowings. The capital of Nyxoah SA amounts to €4.4 million at December 31, 2022 (2021: €4.4 million). Total cash and cash equivalents amount to €17.9 million at December 31, 2022 (2021: €135.5 million). The decrease in cash and cash equivalent is due to the increase in term account which is recorded as financial asset. Term account amounts to €77.0 million at December 31, 2022 (2021: €0.0 million). The current cash situation and the anticipated cash generation are the most important parameters in assessing the capital structure. The Company’s policy is to maintain a strong capital base in order to maintain investor confidence in its capacity to support the future development of its operations.

The Company monitors capital regularly to ensure that its ability to continue operating as a going concern and the legal capital requirements are met and may propose capital increases to the Shareholders’ Meeting to ensure the necessary capital remains intact.

4.Management of Financial Risks

The Company’s activities expose it to a variety of financial risks. The Company’s finance department identifies and evaluates the financial risks in co-operation with the operating units.

4.1.Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s activities may expose it to changes in foreign currency exchange rates and interest rates. The Company is not exposed to any equity price risk or commodity price risk as it does not invest in these classes of investments.

4.2.Credit risk

The credit risk arises mainly from trade receivables, cash and cash equivalents and deposits with banks and financial institutions. The Company only works with international reputable commercial banks and financial institutions.

Furthermore, the Company is not exposed to any material credit risk from trade receivables or other receivables. Other receivables are mainly due by the governments in Australia and the Walloon Region and there is limited risk associated to this receivable.

4.3.Foreign Exchange Risk

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency forwards or options. The Company does not hedge currently its operational FX risk (as already partly hedged with the contingency risk) and its risk on outstanding balances denominated in another currency than its functional currency.

Additionally, earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the functional currency of the Company’s subsidiaries at the rate of exchange at each closing date, the impact of which is reported as a foreign exchange gain or loss in the consolidated statements of comprehensive income.

	2022 rates		2021 rates		2020 rates
Currency	Closing	Average	Closing	Average	Closing	Average
NIS	3.78240	3.53440	3.51590	3.82077	3.92758	3.92330
AUD	1.57630	1.51430	1.56150	1.57494	1.58636	1.65548
USD	1.07270	1.05170	1.13260	1.18274	1.22239	1.15189

Based on the Company’s foreign currency exposures at the level of the consolidated income statement, varying the above foreign exchange rates to reflect positive and negative changes of 5.0 % of the NIS, AUD and USD would have the following impact:

(in EUR 000)		Effect on loss (before tax)			Effect on pretax equity
Change in foreign exchange rate		NIS	USD	AUD	NIS	USD	AUD
2022	5%	122	54	73	141	113	364
	(5)%	(79)	(60)	(80)	(58)	(125)	(403)
2021	5%	18	4	64	37	13	284
	(5)%	(18)	(5)	(71)	(39)	(14)	(314)

4.4.Interest rate risk

The Company has a significant amount of cash in EUR and USD for which the EUR cash position may be subject to negative interest rates above a certain level. The EUR cash balance at December 31, 2022 amounts to €17.9 million. The hedging strategy as described in the section foreign currency risk does also bring benefits in terms of cash management whereby the option premium received exceeds the negative return on the EUR cash balance.

Without taking into account the impact of the FX vanilla options on the interest rate risk, an increase (decrease) in the interest rate by 5.0%, would lead to an interest expense (gain) of €3,000 (€3,000).

4.5.Liquidity Risk

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

Contractual undiscounted maturities of financial liabilities at December 31, are as follows:

	As at December 31
	2022			2021
	Lease	Financial	Trade &	Lease	Financial	Trade &
(in EUR 000)	Liability	Debt	Other Payable	Liability	Debt	Other Payable
Less than 1 year	802	400	10,152	665	578	7,628
1 - 5 years	2,594	6,456	—	2,441	6,770	—
5+ years	134	7,115	—	485	7,262	—
Total	3,530	13,971	10,152	3,591	14,610	7,628

4.6.Fair Value

The carrying amount of cash and cash equivalents, trade receivables, other receivables, financial assets and other current assets approximate their value due to their short-term character. The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The fair value of non-current liabilities (financial debt and other non-current liabilities), excluding the derivative financial liabilities, is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3. Please refer to note 2.9 for information on the valuation of non-current liabilities.

The derivative financial instruments which consists of foreign currency forwards, foreign currency options and foreign currency swaps are measured at fair value through profit and loss. Fair value is determined by the financial institution and is based on foreign currency forwards rates and the maturity of the instrument.

	Carrying value		Fair value
	As at December 31		As at December 31
(in EUR 000)	2022	2021	2022	2021
Financial Assets
Other long-term receivables (level 3)	173	164	173	164
Trade and other receivables (level 3)	3,237	2,512	3,237	2,512
Foreign currency forwards (level 2)	1	—	1	—
Other current assets (level 3)	1,284	1,693	1,284	1,693
Cash and cash equivalents (level 1)	17,888	135,509	17,888	135,509
Financial Assets (level 1)	76,968	—	76,968	—

Financial liabilities
Financial debt (level 3)	146	229	138	194
Foreign currency swaps (level 2)	10	—	10	—
Foreign currency option (level 2)	—	654	—	654
Recoverable cash advances (level 3)	8,431	8,127	8,431	8,127
Trade and other payables (level 1 and 3)	10,142	6,974	10,142	6,974

5.Critical accounting estimates and assumptions

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

5.1.Critical Judgments

Going Concern

As at December 31, 2022, the Company had cash and cash equivalents of €17.9 million and financial assets of €77.0 million. Based on cash flow forecasts for the upcoming years, which include significant expenses and cash outflows in relation to -among others- the ongoing clinical trials, the continuation of research and development projects, and the scaling-up of the Company’s manufacturing facilities, the Company believes that this cash position will be sufficient to meet the Company’s capital requirements and fund its operations for at least 12 months as from the date of this Consolidated Financial Statements. In view of the above, and notwithstanding a loss brought forward of  €118.2 million as of December 31, 2022, the Board of Directors has decided, after due consideration, that the application of the valuation rules in the assumption of a “going concern” is justified.

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

5.2.Critical Accounting Estimates and Assumptions

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

Management estimates the fair value of the liability of the future payment to be made to the Walloon Region based on a forecasted volume of sales. The estimation of the fair value is dependent on the discount rate applied. The fixed part to be reimbursed has been discounted with a discount rate of 5.0% and the variable part (based on sales forecasts) with a discount rate of 12.5%. Refer also to note 17.1.

Development Expenses capitalized and related impairment testing

The Company capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model.

At December 31, 2019, for the first time the Company capitalized amount of development costs for the first generation of the Genio® System. This amount includes costs related to the development of the Genio® System which received CE Mark approval in March 2019 and related improvements. Therefore, the Company is of the opinion that, from March 2019, development expenditures do meet capitalization criteria. The Company uses an estimate for certain research and development expenses related to the Genio® System and related improvements to determine the amount to be capitalized or recorded as an expense. Accordingly, the costs incurred for the first generation of the Genio® System have been recognized as development assets for a total amount of €11.4 million. No additional costs have been capitalized since July 2020. In addition, the Company started capitalizing the development costs for the improved second generation of the Genio® System and additional clinical studies as from July 2020. The total capitalized cost for the improved second generation and the additional clinical studies amounts to €29.6 million as of December 31, 2022 (2021: €14.2 million). See note 8.

The development expenses capitalized have to be tested annually for impairment during the development period, prior to the start of its amortization. The Company performs the impairment test on the smallest group of assets to which it belongs for which there are separately identifiable cash flows: its cash-generating units (“CGU’s”). Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly. The Company is a one product line company and the capitalized development expenses are only related to this product (Genio® System).The Company determined that it has two cash generating units, Genio® system launched in Europe and Genio® system launched in the United States, for which a value in use analysis has been performed.

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

Share-Based Payments

The Company has equity-settled share-based payment plans in place. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the option plan. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair-value for share-based payment transactions are disclosed in note 16.

6.Subsidiaries

For all years ended as at December 31, 2022, 2021 and 2020 respectively, the Company owns 100% of the shares of Nyxoah Ltd, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.

The Company also owns 100% of the shares of Nyxoah Pty Ltd, an Australian company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.

The company owns 100% of the shares of Nyxoah Inc, an American company located in Delaware that was incorporated in May 2020 and has a share capital of USD 1.

7.Property, Plant and Equipment

	Furniture and
	office	Leasehold	Laboratory	Assets under
(in EUR 000)	equipment	improvements	equipment	construction	Total
Cost
Opening Gross value January 1, 2021	661	550	164	−	1,375
Additions	143	25	667	634	1,469
Transfers	−	(57)	−	57	−
Exchange differences	54	37	27	−	118
Cost at December 31, 2021	858	555	858	691	2,962
Additions	255	184	420	27	886
Exchange differences	(33)	(35)	(28)	−	(96)
Cost at December 31, 2022	1,080	704	1,250	718	3,752
Depreciation
Opening accumulated depreciation January 1, 2021	(430)	(170)	(61)	−	(661)
Depreciation charge	(95)	(41)	(77)	−	(213)
Exchange differences	(38)	(18)	(12)	−	(68)
Depreciation at December 31, 2021	(563)	(229)	(150)	−	(942)
Depreciation charge	(137)	(85)	(170)	−	(392)
Exchange differences	23	12	7	−	42
Depreciation at December 31, 2022	(677)	(302)	(313)	−	(1,292)
Net book value at December 31, 2021	295	326	708	691	2,020
Net book value at December 31, 2022	403	402	937	718	2,460

In 2022, acquisitions were mainly related to laboratory equipment for an amount of €420,000 (2021: €0.7 million), followed by furniture and office equipment for an amount of €255,000 (2021: €143,000). Additions to leasehold improvements in 2022 amount to € 184,000 (2021: €25,000) The investment in assets under construction related to the construction of new clean rooms.

The depreciation charge amounts to €392,000 in 2022 and to €213,000 in 2021.

8.Intangible assets

	Development	Patents and
(in EUR 000)	cost	licenses	Total
Cost
Opening value at January 1, 2021	15,262	591	15,853
Additions	10,348	—	10,348
Cost at December 31, 2021	25,610	591	26,201
Additions	15,463	—	15,463
Cost at December 31, 2022	41,073	591	41,664
Amortization
Opening amortization at January 1, 2021	—	—	—
Amortization	(837)	(42)	(879)
Amortization at December 31, 2021	(837)	(42)	(879)
Amortization	(771)	(42)	(813)
Amortization at December 31, 2022	(1,608)	(84)	(1,692)
Net book value at December 31, 2021	24,773	549	25,322
Net book value at December 31, 2022	39,465	507	39,972

There is only one development project: The Genio® system. The Company started amortizing the first-generation Genio® system in 2021. The amortization amounted to €0.8 million for 2022 and is included in Research and development expenses (€0.8 million) and in Clinical expenses (€62,000). The remaining amortization period of this development asset is 12 years.

The Company continues to incur in 2022 development expenses with regard to the improved second-generation Genio® system and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio® System in certain countries. The total capitalized development expenses amounted to €15.5 million and €10.3 million for 2022 and 2021, respectively.

In accordance with the accounting principle, the intangible assets are tested annually for impairment during the development period. The Genio® system is currently a unique product line developed by the Company and the Company determined that it has two cash generating units, Genio® system in Europe and Genio® system in the United States, for which a value in use analysis has been performed. The discount rates and long-term growth rates applied over the expected term that the assets will generate economic benefits are:

	Europe	US
Discount rate	12.5%	13.6%
Growth rate	3.0%	0.0%

The discount rates have been determined by reference to the analyst reports covering the Company which are available.

Based on the current operating budget as approved by the Board of Directors, the Company’s management prepared cash flow forecasts, which covers a 7-year period and an appropriate extrapolation of cash flows beyond 2029. A sensitivity analysis has been performed concluding that a reasonable change in the WACC and/or the long-term growth rate would not lead to an impairment.

9.Right of use assets and lease liabilities

The Company has lease contracts for buildings and vehicles used in its operations. Leases of building generally have lease terms between four and nine years, while motor vehicles generally have lease terms of five years. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Company is restricted from assigning and subleasing the leased assets and some contracts require the Company to maintain certain financial ratios. The Company also has certain leases of office equipment and bicycles with low value and machinery, equipment and buildings for a short term. The Company applies the “short-term lease” and “lease of low-value assets” recognition exemptions for these leases. We refer to note 31.2 for the impact on income statement for these “short-term leases” and “leases of low-value assets”.

The carrying amounts of right-of-use assets recognized and the movements during the period is as follows:

		Motor
(in EUR 000)	Building	vehicles	Total
Cost
Opening value at January 1, 2021	3,189	402	3,591
Additions	24	290	314
Disposal	(13)	(22)	(35)
Exchange difference	243	−	243
Cost at December 31, 2021	3,443	670	4,113
Additions	368	433	801
Disposal	−	(94)	(94)
Exchange difference	(187)	−	(187)
Cost at December 31, 2022	3,624	1,009	4,633
Depreciation
Opening accumulated depreciation at January 1, 2021	(199)	(109)	(308)
Depreciation charge	(453)	(117)	(570)
Disposal	2	19	21
Exchange difference	(38)	−	(38)
Depreciation at December 31, 2021	(688)	(207)	(895)
Depreciation charge	(530)	(198)	(728)
Disposal	−	94	94
Exchange difference	55	−	55
Depreciation at December 31, 2022	(1,163)	(311)	(1,474)
Net book value at December 31, 2021	2,755	463	3,218
Net book value at December 31, 2022	2,461	698	3,159

In 2022, the Company did enter into new lease agreements for €0.8 million compared to €314,000 in 2021. The repayments of lease liabilities amounted to €0.8 million (2021: €0.5 million). The depreciations on the right of use assets amounted to €0.7 million and €0.6 million for 2022 and 2021, respectively.

For the year ended December 31, 2022, the Company did not recognize a gain or loss on disposal (2021: gain on disposal of €11,000).

The maturity analysis of lease liabilities is disclosed in note 4.5.

(in EUR 000)	2022	2021
Lease debt at January 1	3,319	3,317
New lease debts	798	314
Rent expense paid	(772)	(591)
Accretion of interest	98	91
Disposal	−	(25)
Exchange differences	(138)	213
Lease debt at December 31	3,305	3,319

	As at December 31
(in EUR 000)	2022	2021
Non-current lease liabilities	2,586	2,737
Current lease liabilities	719	582
Total	3,305	3,319

10.Inventory

	As at December 31
(in EUR 000)	2022	2021
Raw materials	498	—
Work in progress	100	83
Finished goods	284	263
Total Inventory	882	346

The increase in inventory is due to increasing activities. The Company increased the purchase of raw materials as from Q4 2022 in order to prepare for the commercialization and further scale-up of the Company in 2023. For the year ended December 31, 2022 and 2021 the Company did not recognize any expenses for inventory write-offs since the inventory level as per year-end is expected to be sold in the foreseeable future.

11.Trade and Other receivables

	As at December 31
(in EUR 000)	2022	2021
Trade receivables	1,463	226
R&D incentive receivable (Australia)	346	1,616
VAT receivable	847	524
Current tax receivable	159	71
Foreign currency swaps	1	—
Other	422	75
Total trade and other receivables	3,238	2,512

The increase of €1.2 million in trade receivables as at December 31, 2022 is due to generated revenue by the Company in Germany, Switzerland, Spain, Belgium and Finland.

The Company can include unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from products delivered to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As at December 31, 2021 and December 31, 2022, there were no unbilled receivables included in the trade receivables.

R&D incentive receivables relates to incentives received in Australia as support to the clinical trials and the development of the Genio® system. The decrease of €1.3 million in the R&D incentive receivable (Australia) is due to the fact that the Company received payments relating to the R&D incentives during 2022.

The current tax receivable mainly relates to excess payment of corporate income tax in Israel.

The increase in Others mainly due to increase in prepaid payment to vendors.

We refer to note 19.1 for more details on the foreign currency swaps.

12.Other current assets

As at December 31, 2022, other current assets amounted to €1.3 million. The decrease of €409,000 compared to December 31, 2021 (€1.7 million) is due to a decrease in the advance payment for Directors & Officers insurance of €1.1 million as at December 31, 2021 compared to €0.7 million as at December 31, 2022.

13.Cash and cash equivalents

	As at December 31
(in EUR 000)	2022	2021
Short term deposit	36	38
Current accounts	17,852	135,471
Total cash and cash equivalents	17,888	135,509

The decrease of current accounts by €118 million is due to an increase in term accounts of €77 million recorded as financial assets (we refer to note 14 for more details) and a decrease due to cash used in operations.

14.Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs. In 2022, the Company entered into USD term deposits at a well-established financial institution for a total amount $US 57.5 million and €51.0 million. As at August 16, 2022, $US 25.0 million and as at December 30, 2022, $US 2.5 million reached maturity and is subsequently held as cash. As at December 15, 2022, €2.0 million reached maturity and is subsequently held as cash. The investments in USD and EUR term deposits are made with excess cash, to optimize the Company’s return and thus benefit the cash management whereby negative returns on cash balances are decreased.

As per December 31, 2022, the current financial assets consists of $US 30.0 million, which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €49.0 million. The total amount of term deposits as per December 31, 2022, amounts to  €77.0 million.

15.Capital, Share Premium, Reserves

15.1.   Capital and share premium

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

As part of the IPO on September 21, 2020, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium.

As of December 31, 2022, the share capital of the Company amounts to €4.4 million represented by 25,846,279 shares, and the share premium amounts to €242.4 million (before deduction of the transaction costs).

As of December 31, 2021, the share capital of the Company amounts to €4.4 million represented by 25,772,359 shares, and the share premium amounts to €242.2 million (before deduction of the transaction costs).

Evolution of the share capital and share premium ended December 31, 2022 and 2021:

	Common	Total of	Par value	Share capital	Share premium
(Number of shares except otherwise stated)	shares	shares	(in EUR)	(in EUR 000)	(in EUR 000)
January 1, 2021	22,097,609	22,097,609	0.17	3,796	157,514
February 22, 2021 - Exercise warrants	10,000	10,000	0.17	2	50
June 23, 2021 - Exercise warrants	60,000	60,000	0.17	10	300
July 7, 2021 - IPO	2,835,000	2,835,000	0.17	487	71,355
July 9, 2021 - IPO	425,250	425,250	0.17	73	10,703
July 9, 2021 - Exercise warrants	10,000	10,000	0.17	2	118
September 10, 2021 - Exercise warrants	82,500	82,500	0.17	14	558
September 30, 2021 - Exercise warrants	27,000	27,000	0.17	5	135
October 11, 2021 - Exercise warrants	110,000	110,000	0.17	19	755
November 4, 2021 - Exercise warrants	90,000	90,000	0.17	15	585
November 25, 2021 - Exercise warrants	25,000	25,000	0.17	4	125
December 31, 2021	25,772,359	25,772,359	0.17	4,427	242,198
February 10, 2022 - Exercise warrants	25,000	25,000	0.17	4	125
June 8, 2022 - Capital increase in cash	38,920	38,920	0.17	7	—
September 30, 2022 - Exercise warrants	10,000	10,000	0.17	2	117
December 31, 2022	25,846,279	25,846,279	0.17	4,440	242,440

On February 22, 2021, pursuant to the exercise of warrants, the Company issued 10,000 new shares for an aggregate capital increase of €52,000 (including share premium).

On June 23, 2021, pursuant to the exercise of warrants, the Company issued 60,000 new shares for an aggregate capital increase of €310,000 (including share premium).

On July 7, 2021, the Company closed its initial public offering in the United States (the “Offering”) of 2,835,000 ordinary shares at a price to the public of US$30 per share for total gross proceeds of €85.1 million before deducting underwriting discounts and commissions and estimated offering expenses. In addition, the underwriters of the Offering exercised their option to purchase additional shares in full. The option to purchase additional shares granted to the underwriters was for the purchase of up to an additional 425,250 new ordinary shares, at the public offering price of US$30 per share, before underwriting discounts and commissions. On July 9, 2021, the Company closed the exercise of this option. This exercise brought the total gross proceeds of the Offering to US$97.8 million before deducting underwriting discounts and commissions and estimated offering expenses. As part of the IPO, the Company incurred direct-attributable transaction costs of €7.6 million which have been deducted from the share premium. The proceeds from the IPO net of transaction costs amounted to €75.0 million.

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

On February 10, 2022, pursuant to the exercise of warrants, the Company issued 25,000 new shares for an aggregate capital increase of €129,000 (including share premium).

On June 8, 2022, the Company issued 38,920 new shares for an aggregate capital increase of €7,000 (there was no share premium).

On September 30, 2022, pursuant to the exercise of warrants, the Company issued 10,000 new shares for an aggregate capital increase of €119,000 (including share premium).

15.2.   Reserves

The reserves included the share-based payment reserve (see note 16), other comprehensive income and the retained loss. Retained loss is comprised of primarily of accumulated losses, other comprehensive income is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income for the year ended December 31, 2022 and 2021 is detailed in the table below:

		Post-
	Currency	employment
	translation	benefit
(in EUR 000)	reserve	obligations	Total
Opening value at January 1, 2021	149	—	149
Currency translation differences	121	—	121
Remeasurements of post-employment benefit obligations	—	(68)	(68)
Total other comprehensive income at December 31, 2021	270	(68)	202
Currency translation differences	(96)	—	(96)
Remeasurements of post-employment benefit obligations	—	70	70
Total other comprehensive income at December 31, 2022	174	2	176

16.Share-Based compensation

As per December 31, 2022, the Company has four outstanding equity-settled share-based incentive plans, including (i) the 2016 warrants plan (the 2016 Plan), (ii) the 2018 warrants plan (the 2018 Plan), (iii) the 2020 warrants plan (the 2020 plan) and (iv) the 2021 warrants plan (the 2021 plan). The Company had an extraordinary shareholders’ meeting on February 21, 2020, where it was decided to achieve a share split in a ratio of 500:1. Per warrant issued before February 21, 2020, 500 common shares will be issuable. For presentation purposes the tables and comments below reflect the number of shares the warrants give right to across all plans.

In accordance with the terms of the various plans, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.

The changes of the year for the equity-settled warrant plans are as follows:

Number of shares (after share split) warrants give right to across all plans	2022	2021
Outstanding at January 1	993,490	1,007,500
Granted	536,500	401,240
Forfeited/Cancelled	(78,500)	(750)
Exercised	(35,000)	(414,500)
Outstanding at December 31	1,416,490	993,490
Exercisable at December 31	795,745	693,310

16.1.   Description of the equity-settled share-based incentive plans

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

In April 2020, 1 warrant was granted under the 2013 Plan with an exercise price of €5,966.59 (€11.94 per share after the share split).

The status of the 2013 warrant plan at December 31, is as follows:

Number of shares (after share split) warrants give right to for Plan 2013	2022	2021
Outstanding at January 1	—	80,500
Granted	—	—
Forfeited/Cancelled	—	—
Exercised	—	(80,500)
Outstanding at December 31	—	—
Exercisable at December 31	—	—

A total of 161 warrants representing 80,500 shares after share split, were exercised in 2021. There are no outstanding warrants as per December 31, 2021 and per December 31, 2022.

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

The status of the 2016 warrant plan at December 31 is as follows:

Number of shares (after share split) warrants give right to for Plan 2016	2022	2021
Outstanding at January 1	52,500	217,500
Granted	—	—
Forfeited/Cancelled	—	—
Exercised	(25,000)	(165,000)
Outstanding at December 31	27,500	52,500
Exercisable at December 31	27,500	52,500

With respect to the warrants exercised in 2022, a total of 50 warrants representing 25,000 shares were exercised. Since the 2016 warrant plan prescribes that each warrant gives right to 500 shares and our table above presents the impact on the number of shares, the actual remaining number of warrants as per December 31, 2022 equals 55 representing 27,500 shares.

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

The status of the 2018 warrant plan at December 31 is as follows:

Number of shares (after share split) warrants give right to for Plan 2018	2022	2021
Outstanding at January 1	50,000	159,500
Granted	—	—
Forfeited/Cancelled	—	—
Exercised	—	(109,500)
Outstanding at December 31	50,000	50,000
Exercisable at December 31	50,000	50,000

No warrants have been exercised in 2022. Since the 2018 warrant plan prescribes that each warrant gives right to 500 shares and our table above presents the impact on the number of shares, the actual remaining number of warrants as per December 31, 2022 equals 100 representing 50,000 shares.

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

The status of the 2020 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for Plan 2020	2022	2021
Outstanding at January 1	490,500	550,000
Granted	—	—
Forfeited/Cancelled	(30,000)	—
Exercised	(10,000)	(59,500)
Outstanding at December 31	450,500	490,500
Exercisable at December 31	450,500	490,500

With respect to the warrants exercised in 2022, a total of 10,000 warrants representing 10,000 shares were exercised. A total of 30,000 warrants representing 30,000 shares have been forfeited in 2022 because the warrants were not exercised by employees within 3 months after having left the company. The remaining number of warrants as per December 31 2022 equals 450,500 representing 450,500 shares.

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

On February 21, 2022 219,000 warrants were granted from which 5,000 warrants were not accepted. On May 14, 2022 and June 8, 2022 respectively 72,500 and 175,000 warrants were granted which were all accepted. On August 8, 2022, 75,000 warrants were granted which were all accepted.

The status of the 2021 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for Plan 2021	2022	2021
Outstanding at January 1	400,490	—
Granted	536,500	401,240
Forfeited/Cancelled	(48,500)	(750)
Exercised	—	—
Outstanding at December 31	888,490	400,490
Exercisable at December 31	267,745	100,310

A total of 48,500 warrants representing 48,500 shares have been forfeited/cancelled in 2022 because the warrants were not vested by employees leaving the company and/or exercised by employees within 3 months after having left the company. The remaining number of warrants as per December 31, 2022 equals 888,490 representing 888,490 shares.

2022 Plan

On December 28, 2022, the Board of Directors, within the framework of the authorized capital, issued 700,000 warrants, giving each the right to subscribe to one common share of the Company. By consequence, the Company can issue up to 700,000 common shares if all warrants are exercised. As per December 31, 2022, no warrants of the 2022 Plan have been granted by the Company.

The total number of warrant holders under the 2022 Plan cannot exceed 150 persons. Unless the Board of Directors determines otherwise, the 2022 ESOP Warrants are not transferable inter vivos once they have been granted to a holder of 2022 ESOP Warrants, and may not be pledged or encumbered with any security, pledge or right in rem in any other way, either voluntarily, by operation of law or otherwise. The key features of the warrants granted under the 2022 Plan are as follows (i) each warrant could be exercised for one share, (ii) the warrants are granted for free, (iii) the warrants have a term of maximum ten years since the issue date, (iv) the only vesting condition is that the holder is still an employee of the Company at the vesting date, and (v) unless the Board of Directors determines otherwise, the warrants vest as follows: 25.0 % at the grant date, 25.0 % at the first anniversary of the grant date, 25.0 % at the second anniversary of the grant date, 25.0 % at the third anniversary of the grant date. Accordingly, the fair value of the plan is expensed over the vesting period.

16.2.   Accounting for Equity-settled Share-Based Payment

The fair value of the plan is expensed over the vesting period. The share-based compensation expense for all vested warrants recognized in the income statement was €2.7 million for the year ended December 31, 2022, €1.3 million for the year ended December 31, 2021 and €2.5 million for the year ended December 31, 2020. The table below details the number of exercisable (vested) warrants and their weighted average exercised price. For presentation purposes the table reflect the number of shares the warrants give right to across all plans.

Total	2022	2021	2020
Exercisable Warrants at December 31	718,400	591,015	550,915
Shares representing the Exercisable Warrants at December 31	795,745	693,310	1,007,500
Weighted average exercise price per share	15.09	13.10	9.17
Weighted average share price at the date of exercise	15.03	21.45	—

16.3.   Fair value

The fair value of each option or subscription right is estimated on the date of grant using the Black & Scholes model based on the following:

●	The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero as no dividend have been paid since inception;
●	Expected volatility is estimated based on a sample of similar companies based on the healthcare products sector of the Damodaran dataset;

●	Risk-free interest rate is based on the yield of EUR bonds with an equivalent term to liquidation event;
●	The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur.
●	Fair value of the shares is estimated based on the market approach using publicly traded companies and acquisitions of private held companies within the same industry as Nyxoah. (Prior to the initial public offering)

The following table provides the input to the Black-Scholes model for warrants granted in 2018, 2020, 2021 and 2022 related to the 2016 warrant plan, the 2018 warrant plan, the 2020 warrant plan and the 2021 warrant plan. The table and notes uses as a basis, the number of shares the warrants give right to across all plans.

					Plan 2021
	Plan 2016	Plan 2018	Plan 2018	Plan 2020	(grant Sept 17
	(grant 2018)	(grant 2018)	(grant 2020)	(grant 2020)	2021)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	66.92%	56.32%	56.32%	56.32%	51.30%
Risk-free interest rate	0.35%	(0.20)%	(0.20)%	(0.20)%	(0.36)%
Expected life	3	3	3	3	3
Exercise price	5.17	6.52	11.94	11.94	25.31
Stock price	1.09	10.24	10.20	10.20	25.75
Fair value	0.10	5.30	3.31	3.31	9.22

	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Oct 27	(grant Feb 21	(grant Feb 21	(grant Feb 21
	2021)	2022)	2022)	2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	51.50%	49.80%	49.80%	49.80%
Risk-free interest rate	(0.18)%	0.37%	0.37%	0.50%
Expected life	3	3	3	4
Exercise price	25.31	17.76	25.31	17.76
Stock price	20.50	17.50	17.50	17.50
Fair value	5.94	6.05	4.15	6.90

	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant May 14	(grant June 8	(grant Aug 8	(grant Aug 8
	2022)	2022)	2022)	2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	49.80%	52.60%	53.71%	53.97%
Risk-free interest rate	1.06%	1.60%	1.39%	1.45%
Expected life	3	3	3	4
Exercise price	13.82	12.95	9.66	9.66
Stock price	13.82	13.34	9.75	9.75
Fair value	4.94	5.21	3.79	4.32

The weighted average fair value of warrants granted during the year was €5.29 in 2022 and €8.31 in 2021. The weighted average remaining contractual life for the share options outstanding as at December 31 was 3.4 in 2022 and 3.7 in 2021.

17.Financial Debt

Financial debt consists of recoverable cash advances, and other loans. The related amounts as at December 31, 2022 and 2021, can be summarized as follows:

	As at December 31
(in EUR 000)	2022	2021
Recoverable cash advances - Non-current	8,126	7,656
Recoverable cash advances - Current	305	471
Total Recoverable cash advances	8,431	8,127
Other loan - Non-current	62	146
Other loan - Current	84	83
Total other loans	146	229
Non-current	8,189	7,802
Current	388	554
Total Financial Debt	8,577	8,356

17.1.   Financial debt related to recoverable cash advances

Recoverable cash advances received

As at December 31, 2022, the details of recoverable cash advances received can be summarized as follows:

	Contractual	Advances	Amounts
(in EUR 000)	advances	received	reimbursed
Sleep apnea device (6472)	1,600	1,600	480
First articles (6839)	2,160	2,160	494
Clinical trial (6840)	2,400	2,400	210
Activation chip improvements (7388)	1,467	1,467	44
Total	7,627	7,627	1,228

●	The Convention 6472 “Sleep apnea device” for a total amount of €1.6 million was signed in 2011. The total amount of the advance has been received before January 1, 2015. The Company has notified his intention to exploit the results of this project before 2015. At December 31, 2022, the Company repaid all fixed reimbursements amounting to €480,000 (excluding interests) out of which €30,000 was reimbursed in 2022 and €30,000 in 2021. The turnover dependent reimbursement is based on 0.224% of the sales achieved by June 2037.
●	The Convention 6839 “First Articles” for a total amount of €2.2 million was signed on December 5, 2012. As at December 31, 2022, the advance received amounted to €2.2 million. The turnover dependent reimbursement is based on 0.3% of the sales achieved by June 2037. The Company notified to the Region its decision about the exploitation of the results during 2017, therefore fixed reimbursement started in 2018. As at December 31, 2022, cumulated fixed reimbursements amount to €494,000 (excluding interests) out of which €96,000 was reimbursed in 2022 and €96,000 in 2021.
●	The Convention 6840 “Clinical Trial” for a total amount of €2.4 million was signed on December 6, 2012. As at December 31, 2022, the advance received amounted to €2.4 million. The turnover dependent reimbursement is based on 0.336% of the sales achieved by June 2029. The Company has notified to the Region its decision about the exploitation of the results in the course of 2018. As at December 31, 2022, cumulated fixed reimbursements amount to €210,000 (excluding interests) out of which €75,000 was reimbursed in 2022 and €135,000 in 2021.
●	The Convention 7388 “Implant for Obstructive Sleep Apnea, “Activation Chip Improvements” for a total amount of €1.5 million was signed in December 2015. As at December 31, 2022, the advance received amounted to €1.5 million. The turnover dependent reimbursement is based on 0.45% of the sales achieved to June 2039 In 2019, the Company has notified to the Region its decision about the exploitation of the results. As at December 31, 2022, cumulated fixed reimbursements amount to €44,000 (excluding interests) out of which €15,000 was reimbursed in 2022 and €15,000 in 2021.

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

The table below details the remaining undiscounted cash flows resulting from the reimbursement of the recoverable cash advances. The initial recognition of the liability reflects a reimbursement up to 2 times the amount of cash advance received.

	As at December 31
(in EUR 000)	2022	2021
Recoverable cash advances received	7,627	7,627
Amounts to be reimbursed	15,254	15,254
Amounts reimbursed at year-end (interests included)	(1,429)	(873)
Total Recoverable cash advances (undiscounted)	13,825	14,381

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

	As at December 31
(in EUR 000)	2022	2021
Contract 6472	1,571	1,452
Contract 6839	2,214	2,333
Contract 6840	2,790	2,630
Contract 7388	1,856	1,712
Total recoverable cash advances	8,431	8,127
Non-current	8,126	7,656
Current	305	471
Total recoverable cash advances	8,431	8,127

The amounts recorded under “Current” caption correspond to the sales-independent amounts (fixed repayment) and sales-dependent reimbursements (variable repayment) estimated to be repaid to the Walloon Region in the next 12-month period. The estimated sales-independent (fixed repayment) as well as sales-dependent reimbursements (variable repayment) beyond 12-months are recorded under “Non-current” liabilities. Changes in the recoverable cash advances can be summarized as follows:

(in EUR 000)	2022	2021
As at January 1	8,127	7,910
Advances received	—	—
Advances reimbursed (excluding interests)	(350)	(280)
Interests paid	(24)	—
Initial measurement and re-measurement	(247)	(385)
Discounting impact	925	882
As at December 31	8,431	8,127

The discounting impact is included and presented in the financial expenses and amounted to €0.9 million (2021: €0.9 million). The initial measurement and re-measurement are included in other operating income and amounted to €247,000 for the year ended December 31, 2022 (2021: €385,000).

A sensitivity analysis of the carrying amount of recoverable cash advances has been done to assess the impact of a change in assumptions. The Company tested reasonable sensitivity to changes in revenue projections of +/- 25% and in the discount rates of +/- 25%. The table hereunder details the sensitivity results:

Fair Value of Liabilities as of end of 2022 (in EUR 000)	Variation of revenue projections
Variation of discount rates *	(25)%	0%	25%
(25)%	9,318	9,459	9,728
0%	8,196	8,431	8,740
25%	7,253	7,554	7,889

* A change of -25% in the discount rates implies that the discount rate used for the fixed part of the recoverable cash advances is 3.8 % instead of 5.0 % while the one used for the variable part is 9.4 % instead of 12.5%.

An increase of 25% of revenue projections implies, if discount rates does not change, an increase of the expected liability as repayment of the liability is accelerated.

An increase of 25% of the discount rate decreases the expected liability if revenue projections remain unchanged.

17.2.   Other Loans

The Company has contracted a loan of €0.5 million on June 29, 2016 with a maturity of 8 years, repayable as from June 30, 2018 and bearing interest of 1.284 % p.a. The loan has a carrying amount of €145,000 at 31 December 2022 and €229,000 at 31 December 2021. The payments have been postponed for three months due to COVID-19 during 2021 so the maturity date of the loan has been extended until June 30, 2024. The total repayments for the year ended December 31, 2022, amounted to €83,000 (2021: €83,000).

18.Trade payables

	As at December 31
(in EUR 000)	2022	2021
Payables	1,873	2,394
Invoices to be received	3,112	1,601
Total Trade payables	4,985	3,995

The increase in total trade payables of €1.0 million as at December 31, 2022 is due to an increase in invoices to be received of €1.5 million which is compensated by the decrease in trade payables of €0.5 million.

The increase in invoices to be received is due to effect of higher clinical, R&D activities and manufacturing activities. The company normally settles its trade payables in 30 days.

19.Other payables

	As at December 31
(in EUR 000)	2022	2021
Holiday pay accrual	612	493
Salary	2,186	889
Accrued expenses	2,228	1,485
Foreign currency option - current	10	654
Other	131	112
Total other payables	5,167	3,633

The increase of €1.5 million in other payables as at December 31, 2022, compared to December 31, 2021, is due to an increase of €2.2 million mainly in accrued expenses and payroll related liabilities as a result of an increase in clinical and R&D activities. The increase is partly offset by a decrease of €0.6 million due to the settlement of foreign currency swaps. We refer to note 19.1.

19.1.   Derivatives

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency forwards or options.

The Company has entered into several foreign currency put and call contracts for which the notional amounts are detailed in the table below. All these contracts have ended as per December 31, 2022.

	As at December 31
(in EUR 000)	2022	2021	2020
call USD (in USD)	—	34,350	—
put USD (in USD)	—	(3,000)	—
call EUR (in EUR)	—	2,500	—
put EUR (in EUR)	—	(30,000)	—

The Company has also entered into several foreign currency swaps for which the notional amounts are detailed in the table below:

	As at December 31
(in EUR 000)	2022	2021	2020
Foreign currency swaps EUR - NIS (in EUR)	542	—	—
Foreign currency swaps EUR - NIS (in NIS)	2,000	—	—
Foreign currency swaps EUR - AUD (in EUR)	379	—	—
Foreign currency swaps EUR - AUD (in NIS)	600	—	—

The following table shows the carrying amount of derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

	As at December 31, 2022
(in EUR 000)	Level I	Level II	Level III	Total
Financial assets
Foreign currency swaps	—	1	—	1
Financial liabilities				—
Foreign currency swaps	—	10	—	10

The fair value is determined by the financial institution and is based on foreign currency swaps rates and the maturity of the instrument. All foreign currency put and call options and foreign currency swaps are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial asset is detailed as follows:

(in EUR 000)	2022	2021
Opening value at January 1	—	—
New contracts	—	—
Fair value adjustments	1	—
Closing value at December 31	1	—

The change in the balance of the financial liability is detailed as follows:

(in EUR 000)	2022	2021
Opening value at January 1	654	—
New contracts	—	338
Fair value adjustments	2,721	316
Exchange rate difference	30	—
Settlement foreign currency put and call contracts	(3,027)
Recognition premium income	(368)
Closing value at December 31	10	654

20.Revenue and cost of goods sold

For the year ended December 31, 2022, the Company generated revenue for the amount of €3.1 million compared to €0.9 million for the year ended December 31,2021 and €69,000 for the year ended December 31, 2020. Revenue is recognized at a point in time upon satisfaction of the performance obligation, being the moment control over the Genio® system is transferred to the customer, which is in general at delivery at customer site or a predefined location in the country of the customer. For certain customers, control may be transferred upon shipment to the customer in case the incoterms are Ex-Works. The revenue from the Genio® system consists of a kit of products delivered at the same point in time, and as such revenue does not to be allocated over the different products. The revenue is then recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange of the Genio® system. In determining the transaction price for the sale of the Genio® system, the Company considers the effects of variable consideration. The sales (based on country of customer) were generated in Germany (€2.8 million, 2021: €0.8 million, 2020: €69,000), Spain (€24,000, 2021: €24,000), Finland (€41,000), Switzerland (€214,000) and Belgium (2021: €20,000). For the year ended December 31, 2022, the Company has five customers with individual sales larger than 39% of the total revenue (2021: one customer).

Cost of goods sold for the year ended December 31, 2022, 2021 and 2020:

	For the year ended December 31
(in EUR 000)	2022	2021	2020
Purchases of goods and services	1,686	594	85
Inventory movement	(536)	(291)	(55)
Total cost of goods sold	1,150	303	30

21.Operating expenses

The tables below detail the operating expenses for the year ended December 31, 2022, 2021 and 2020:

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	year
Research and development	31,448	(15,587)	15,861
Selling, general and administrative expenses	18,855	—	18,855
Other income and expenses	(406)	123	(283)
For the year ended December 31, 2022	49,897	(15,464)	34,433

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	year
Research and development	23,307	(10,963)	12,344
Selling, general and administrative expenses	14,712	—	14,712
Other income and expenses	(880)	615	(265)
For the year ended December 31, 2021	37,139	(10,348)	26,791

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	year
Research and development	13,037	(10,701)	2,336
Selling, general and administrative expenses	9,386	—	9,386
Other income and expenses	(1,032)	573	(459)
For the year ended December 31, 2020	21,391	(10,128)	11,263

22.Research and Development expenses

Research and development expenses consist primarily of product development, engineering to develop and support our products, testing, consulting services and other costs associated with the next generation of the Genio® system. These expenses primarily include employee compensation, consulting and contractor’s fees and outsourced development expenses.

	For the year ended December 31
(in EUR 000)	2022	2021	2020
Staff costs	11,074	7,985	4,740
Consulting and contractors' fees	2,623	1,962	1,039
Q&A regulatory	263	511	542
Depreciation and amortization expense	1,014	952	20
Travel	862	455	80
Manufacturing and outsourced development	4,986	5,447	4,145
Clinical studies	8,568	3,923	1,731
Other expenses	1,618	1,018	420
Legal fees	440	1,054	320
Capitalized costs	(15,587)	(10,963)	(10,701)
Total research and development expenses	15,861	12,344	2,336

Before capitalization of €15.6 million for the year ended December 31, 2022 and €11.0 million for the year ended December 31, 2021, research and development expenses increased by €8.1 million or 34.9 % from €23.3 million for the year ended December 31, 2021, to €31.4 million for the year ended December 31, 2022, due to the combined effect of higher clinical and R&D activities and manufacturing expenses. This increase is mainly in staff and consulting costs to support those activities. This was offset by a decrease in patent fees and related expenses due to the payment for in-licensing agreement with Vanderbilt University during 2021.

Before capitalization of €11.0 million for the year ended December 31, 2021, Research and development expenses increased by 78.8 % from €13.0 million for the year ended December 31, 2020 to €23.3 million for the year ended December 31, 2021 mainly due to the further development of the Genio® system. The significant increase was mainly in staff and consulting costs and outsourced developments to support the clinical and R&D activities. The Company started as of January 2021 to amortize its intangible assets leading to an increase in depreciation expenses for the year ended December 31, 2021.

23.Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of payroll and personnel related costs, and spending related to finance, information technology and human resource functions. Other general and administrative expenses include travel expenses, professional services fees, audit fees, insurance costs and general corporate expenses, including facilities-related expenses.

	For the year ended December 31
(in EUR 000)	2022	2021	2020
Staff costs	7,811	3,718	3,711
Consulting and contractors' fees	4,526	6,550	3,697
Legal fees	1,033	402	201
Rent	440	247	89
Facilities	226	149	124
Depreciation and amortization expense	914	710	599
ICT	517	363	234
Travel	1,097	332	507
Insurance fees	1,504	915	—
Recruitment	245	581	—
Other	542	745	224
Total selling, general and administrative expenses	18,855	14,712	9,386

Selling, General and Administrative expenses increased by €4.1 million, or 28.2 % from €14.7 million for the year ended December 31, 2021 to €18.9 million for the year ended December 31, 2022 mainly due to an increase of costs to support the commercialization of Genio® system in Europe, scale up of the Company and transaction costs for an amount of €494,000 related to the shelf registration and “at-the-market” offering (the “ATM”). This was offset by a decrease in consulting and contractors fees that includes variable compensations for an amount of €1.9 million for the year ended December 31, 2021 related to a cash-settled share based payment transaction.

Selling, General and Administrative expenses increased by 56.7 % from €9.4 million for the year ended December 31, 2020 to €14.7 million for the year ended December 31, 2021. The increase in consulting and contractors’ fees includes variable compensations for an amount of €1.9 million for the year ended December 31, 2021 and €2.0 million for the year ended December 31, 2020 related to a cash-settled share based payment transaction. There was also an increase of consultant services to support the Company in legal, finance, tax and IT matters due to Company growth and an increase in an insurance expense by €1.0 million compared to the year ended December 31, 2020 due to Directors & Officers insurance following initial public offering in the United States. The increase in other expenses was mainly due to increase in recruitment fees and board members remuneration.

24.Other operating income and expenses

The Company had other operating income of €283,000 for the year ended December 31, 2022 compared to €265,000 for the year ended December 31, 2021. The impact of the recoverable cash advances is further detailed in note 17.1.

	For the year ended December 31
(in EUR 000)	2022	2021	2020
Recoverable cash advances
Initial measurement and re-measurement	247	385	147
R&D incentives (Australia)	86	645	1,000
Capitalization of R&D incentive	(123)	(615)	(573)
Other income/(expenses)	73	(150)	(115)
Total Other Operating Income	283	265	459

The other operating income contains the R&D Incentive (Australia) that relates to an incentive to be received on development expenses incurred by the subsidiary in Australia. The R&D incentive for the year ended December 31, 2022 includes a correction for 2021. For the year ended December 31, 2022, €123,000 has been deducted from the expenses capitalized and for the year ended December 31, 2021, €0.6 million has been deducted from the expenses capitalized in relation to this R&D Incentive.

25.Employee Benefits

	For the year ended December 31
(in EUR 000)	2022	2021	2020
Salaries	13,530	8,373	4,577
Social charges	1,077	793	562
Fringe benefits	48	297	104
Defined contribution plan	264	335	249
Holiday pay	340	390	273
Share-based payment (see note 16)	2,697	1,270	2,548
Other	929	245	138
Total employee benefits	18,885	11,703	8,451

	For the year ended December 31
(in EUR 000)	2022	2021	2020
Selling, general and administrative expenses	7,811	3,718	3,711
Research & Development expenses	11,074	7,985	4,740
Total employee benefits	18,885	11,703	8,451

As at December 31, 2022, the Company employed 137.5 (2021: 106.0) full-time equivalents, including white-collar employees and consultants. The following table presents a breakdown of the Company’s full-time equivalents as at December, 2022, 2021 and 2020:

	As at December 31
(in FTE's)	2022	2021	2020
Selling, General & Administration	34.9	28.0	15.0
Research & Development	102.6	78.2	57.0
Total	137.5	106.2	72.0

As at December 31, 2022, the Company had 55.9 full-time equivalents located in Belgium (2021: 38.0), 44.6 full-time equivalents located in Israel (2021: 46.0), 6.0 full-time equivalents located in Australia (2021: 7.0), and 31.0 full-time equivalents located in USA (2021: 15.0).

26.	Pension Schemes
26.1.	Defined contribution plan

The Company offers Defined Contribution Plan funded through group insurances to its employees of the Israel entity. The total expense recognized in the consolidated income statement for contributions under this plan amount to €260,000 (2021: €260,000).

26.2.	Defined benefit plan

The Company offers a pension plan with a minimum return guaranteed by law to its employees of the Belgian entity. The contributions to this plan amount to minimum 7 % of the salary, partly paid by the employer and partly by the employees. As explained hereafter, this pension plan qualifies as Defined Benefit Plan under IFRS. As a result, a provision of €0,000 (2021: €80,000) has been recorded for the net benefit obligation in 2022.

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

The weighted average duration until the pension age for the Belgian plan is 17 years as at December 31, 2022. In view of the minimum legal returns guaranteed, this pension Plan qualifies as Defined Benefit Plan under IFRS. Indeed, it induces a financial risk for the Company during periods of declining market interest rates when the returns guaranteed by the insurance companies are lower than the minimum legal returns, which is currently the case. In this case, the intervention of the insurance company is limited, and the Company shall fund the balance between the return delivered by the insurance company and the legal return.

A complete actuarial calculation has been performed for this plan by external actuaries based on the “Projected Unit Credit Method without future contribution” according to the IAS 19,115 as follows:

●	Projection of the minimum return guaranteed by the law till the retirement date and discounting of this amount with the discount rate used for the valuation (rate of high-quality corporate bonds);
●	The discounted net obligation is the maximum between this discounted projection and the projection of the accrued reserves discounted at the discount rate used for the valuation (rate of high-quality corporate bonds).

The net defined benefit obligation was established at €0,000 as of December 31, 2022 (2021: €80,000):

(in EUR 000)	2022	2021
Net defined benefit liability at January 1	80	37
Defined benefit cost included in profit or loss	166	95
Total remeasurement included in OCI	(70)	68
Employer contributions	(176)	(120)
Net defined benefit liability at December 31	—	80

The gross defined benefit liability is as follows:

(in EUR 000)	2022	2021
Gross defined benefit liability at January 1	494	248
Current service cost	166	95
Interest cost	7	—
Administrative expenses	(3)	(1)
Taxes on contributions	(7)	(14)
Insurance premiums for risk benefits	(10)	—
Actuarial gain due to change in financial assumptions	(69)	(87)
Actuarial loss due to change in experience assumptions	5	253
Gross defined benefit liability at 31 December	583	494

The fair value of the plan assets is as follows:

(in EUR 000)	2022	2021
Fair value plan assets at January 1	414	211
Interest income	7	—
Employer contributions	176	120
Administrative expenses	(3)	(1)
Taxes on contributions	(7)	(14)
Insurance premiums for risk benefits	(10)	—
Actuarial gain on fair value of the plan assets	6	98
Fair value plan assets at December 31	583	414

The number of members and the average age of the members is as follows:

	For the year ended December
	31
	2022	2021
Active members	35	24
Average age	40	41

All plan assets are invested in an insurance contract with guaranteed interest rate (branch 21 product). The defined benefit calculation has been performed based on the below assumptions:

	For the year ended December 31
	2022	2021
Discount rate	4.2%	1.4%
Inflation rate	2.2%	2.0%
Salary increase (in excess of inflation)	1.0%	1.0%
Withdrawal rate based on age (minimum)	0.0%	0.0%
Withdrawal rate based on age (maximum)	12.0%	12.0%

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

A sensitivity with reasonable possible changes on the discount rate will impact the net defined benefit liability as follows (positive = increase net defined benefit liability / negative = decrease of net defined benefit liability):

	For the year ended December 31
	2022	2021
Increase of 0.25% in the discount rate	—	(17)
Decrease of 0.25% in the discount rate	—	18

The expected employer contributions for the year 2023 amounts to €183,000.

The total expected benefit payments are:

As at
December 31,
(in EUR 000)	2022
In the next 12 months	9
Between 2 and 5 years	70
Between 6 and 10 years	22
Expected total benefit payments	101

27.Financial income

	For the year ended December 31
(in EUR 000)	2022	2021	2020
Interests	372	1	3
Exchange differences	6,041	3,648	59
Other	350	26	—
Total financial income	6,763	3,675	62

For the year ended December 31, 2022, exchange gains amount to €6.0 million, mainly due to the revaluation of both the Company’s USD cash balance and USD financial assets (note 14). For the year ended December 31, 2021, the closing rate of EUR/USD amounted to 1.13260, while as at December 31, 2022, the rate of EUR/USD decreased to 1.072650, resulting in unrealized exchange gains on the USD balances.

The Company holds its USD cash balances and term deposits as they expect to incur cash-outflows in the US relating to both clinical costs (DREAM and ACCESS) and to the commercial launch of the Genio® system.

For the year ended December 31, 2022, the total interest income amounted to  €372,000. This interest income relates to the USD term accounts. Other financial income mainly consists of premiums received on foreign currency options.

28.Financial Expense

	For the year ended December 31
(in EUR 000)	2022	2021	2020
Fair value adjustment	2,721	—	—
Recoverable cash advances, Accretion of interest	925	882	772
Interest and bank charges	139	296	151
Interest on lease liabilities	98	90	47
Exchange differences	437	448	20
Other	—	356	—
Total Financial expense	4,320	2,072	990

The fair value adjustment relates to foreign currency options that reached maturity. More information can be found in note 19.1.

The discounting impact of the recoverable cash advances is further detailed in note 17.1 above.

29.Income taxes and deferred taxes

The major components of income tax expense for the years ended December 31, 2022, 2021 and 2020 are as follows:

	For the year ended December 31
(in EUR 000)	2022	2021	2020
Current tax income/(expense)	(1,179)	(2,984)	(104)
Deferred tax income/(expense)	10	4	11
Total Income tax income/(expense)	(1,169)	(2,980)	(93)

The current tax expense mainly relates to (i) income tax paid or payable by certain of the Company’s subsidiaries for an amount of €1.8 million (2021: €366,000), and (ii) a reversal of the liability for uncertain tax positions for an amount of €0.6 million (2021: an accrual of €2.6 million). The uncertain tax position was recorded following certain public rulings and guidance issued by tax authorities in one of the jurisdictions that the Company operates in. The current tax liability of €3.7 million also relates to a liability for uncertain tax positions for an amount of €2.0 million.

The increase described in (i) is mainly due to the fact that as of January 1, 2022, new tax regulations are in place in the US. In order to fully comply with internal revenue requirements, R&D expenses can no longer be deducted when incurred but instead they will be capitalized only for tax purposes and they will be amortized over a 5 year period. Due to this new regulation, the current tax expense and current tax liability amount to €1.6 million for the subsidiary in the United States. As the subsidiary is not expecting to generate significant profits in the near future, no deferred tax assets on temporary differences have been recognized at this stage.

The deferred tax relates to a subsidiary where some payroll accruals are temporary differences in the determination of the taxable income. These temporary differences generate deferred tax income/(expense) of €10,000 in 2022, €4,000 in 2021 and €11,000 in 2020.

The income tax expenses can be reconciled to the Company’s Belgian statutory income tax rate of 25.00% (25.00% in 2021) as follows:

	For the year ended December 31
(in EUR 000)	2022	2021	2020
Loss for the period before taxes	(30,056)	(24,639)	(12,152)
Company statutory income tax rate	25.00%	25.00%	25.00%
Income tax at company statutory tax rate	7,514	6,160	3,038
Foreign tax rate differential	69	8	58
Unrecognized DTA on tax losses and temporary differences	(9,058)	(5,650)	(2,681)
Non deductible expenses	(566)	(555)	(488)
Share based payments	(674)	(317)	—
Income not subject to tax	974	—	—
Tax adjustments to the previous period	—	(57)	—
Local income taxes	601	(2,618)	—
Other	(29)	49	(20)
Income tax at company effective tax rate	(1,169)	(2,980)	(93)
Company effective income tax rate	(3.89)%	(12.10)%	(0.77)%

The local income taxes in the effective tax rate reconciliation for the year ended December 31, 2021 mainly relates to the theoretical tax exposure on R&D costs in the Australian subsidiary.

The Belgian entity and the Australian entity both have historical losses that can be carried forward to future taxable income. The Belgian entity has tax losses for €108.2 million as at December 31, 2022 (2021: €79.0 million, 2020 : €56.3 million). The Australian entity has tax losses for €2.6 million as at December 31, 2022 (2021: €1.2 million, 2020: €0.8 million). Due to the fact that these entities are not expected to generate significant profits in the near future, no deferred tax assets on tax losses carried forward and temporary differences have been recognized at this stage.

Deferred tax assets and liabilities are detailed below by nature of temporary differences for the year ended December 31, 2022 and 2021:

	As at December 31, 2022
(in EUR 000)	Assets	Liabilities	Net
Intangible assets	4,125	—	4,125
Property, plant and equipment	—	(7)	(7)
Right-of-use assets	—	(634)	(634)
Other current assets	13	—	13
Financial debt (Recoverable Cash Advances and derivatives)	1,827	(44)	1,783
Lease liabilities	660	—	660
Other current liabilities	—	(29)	(29)
Tax-losses carried forward	27,744	—	27,744
Total gross deferred tax assets/(liabilities)	34,369	(714)	33,655
Netting by tax entity	(714)	714	—
Unrecognized deferred tax assets	(33,608)	—	(33,608)
Total deferred tax assets/(liabilities)	47	—	47

	As at December 31, 2021
(in EUR 000)	Assets	Liabilities	Net
Intangible assets	3,034	(580)	2,454
Property, plant and equipment	—	—	—
Right-of-use assets	—	(636)	(636)
Financial debt (Recoverable Cash Advances and derivatives)	1,655	(65)	1,590
Lease liabilities	654	—	654
Retirement benefit obligations	20	—	20
Other current liabilities	—	(41)	(41)
Tax-losses carried forward	20,218	—	20,218
Total gross deferred tax assets/(liabilities)	25,581	(1,322)	24,259
Netting by tax entity	(1,317)	1,317	—
Unrecognized deferred tax assets	(24,218)	—	(24,218)
Total deferred tax assets/(liabilities)	46	(5)	41

The Company accumulates tax losses that are carried forward indefinitely for offset against future taxable profits of the Company. As stated above, the entities accumulating tax losses are not expected to generate significant profits in the near future so no deferred tax assets on tax losses carried forward and temporary differences have been recognized at this stage. The recognized deferred tax assets and liabilities in the consolidated balance sheets of the Company are positions that arise statutory in the subsidiary in Israel.

30.Loss Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for December 2022 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 4:1 was approved by the shareholders’ meeting.

	2022	2021	2020
As at December 31, after conversion and share split
Outstanding common shares at period-end	25,846,279	25,772,359	22,097,609
Weighted average number of common shares outstanding	25,819,165	23,792,693	18,097,988
Potential number of shares resulting from the exercise of warrants	2,578,750	1,993,000	1,007,500

Basic and Diluted EPS for the periods ended December 31, 2022, 2021 and 2020 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the period ended December 31
	2022	2021	2020
Loss of year attributable to common holders (in EUR)	(31,225,000)	(27,618,903)	(12,245,000)
Loss of year attributable to preferred holders (in EUR)	—	—	—
Loss of year attributable to equity holders (in EUR)	(31,225,000)	(27,618,903)	(12,245,000)
Weighted average number of common shares outstanding (in units)	25,819,165	23,792,693	18,097,988
Basic earnings per share in EUR (EUR/unit)	(1.209)	(1.161)	(0.677)
Diluted earnings per share in EUR (EUR/unit)	(1.209)	(1.161)	(0.677)

31.Other commitments

31.1.   Capital commitments

There are no commitments related to capital expenditures at the closing date.

31.2.   Lease expenses

The lease expense recognized in the income statement related to low-value leases and short-term leases amounts to:

	For the year ended December 31
(in EUR 000)	2022	2021	2020
Expense	240	75	89
Total	240	75	89

31.3.   Other commitments

The Company has granted in 2022 an amount of €0.5 million towards the Educational Grant with SMR Holding UG (Dr. Sommers) for the period starting on January 1, 2023 until December 31, 2024. The first installment of €250,000 will be paid by the Company in January 2023, the second installment of €250,000 is due in January 2024.

32.Related Party Transactions

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

32.1.   Remuneration of Key Management

The remuneration of the senior management consists of the remuneration of the CEO of the Company for the period ended December 31:

	For the period ended
	December 31
(in EUR 000)	2022	2021
Short-term remuneration & compensation	777	556
Post-employement benefits	29	20
Share based payment	118	117
Total	924	693

32.2.   Transactions with Non-Executive Directors and Shareholders:

	For the period ended December 31, 2022			For the period ended December 31, 2021
	R&D	Consulting	Board	R&D	Consulting	Board
(in EUR 000)	Collaboration	services	Remuneration	Collaboration	services	Remuneration
Cochlear	2,021	—	—	2,050	—	—
MINV SA	—	60	—	—	120	—
Donald Deyo	—	—	21	—	—	41
Robert Taub	—	—	76	—	—	58
Kevin Rakin	—	—	48	—	—	38
Pierre Gianello	—	—	42	—	—	22
Jan Janssen	—	—	12	—	—	35
Jurgen Hambrecht	—	—	46	—	—	28
Rita Mills	—	—	47	—	—	7
Giny Kirby	—	—	28	—	—	—
Raymond Cohen	—	—	23	—	—	—
Total	2,021	60	343	2,050	120	229
Amounts outstanding at year-end	1,243	60	95	565	60	47

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which they agreed to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. A new Statement of Work was entered into on June 8, 2020. Under this agreement, Cochlear is working with the Company in developing and enhancing the next generation implantable stimulator. This collaboration agreement lead to financial impact of €2.0 million for the year ended December 31, 2022,compared to €2.1 million for the year ended December 31, 2021.

32.3.   Transactions with related parties

The following is a description of related party transactions we have entered into with any members of our board of directors or executive officers or the holders of more than 3% of our share capital.

Consulting Agreement with Olivier Taelman

Effective September 1, 2021, the Company and Olivier Taelman decided by mutual agreement to terminate the employment contract of Olivier Taelman with the Company and to enter into an agreement, pursuant to which Mr. Taelman will perform his functions as CEO of the Company on a self-employed basis going forward. Pursuant to the terms of this agreement, Mr. Taelman will be entitled to receive an annual fee equal to the euro equivalent of $450,000, as well as a short term incentive and a long term incentive (in the form of the grant of warrants) in accordance with the Company’s remuneration policy as approved from time to time by the shareholders’ meeting of the Company. Mr. Taelman will continue to benefit from a company car, a laptop, a mobile phone, an occupational pension scheme and a hospitalization insurance.  The consulting agreement has an indefinite term and can be terminated by either us or Mr. Taelman at any time subject to a notice period of three months, supplemented with one month per completed year of services under the Agreement, with a maximum total notice period of nine months. We can immediately terminate the consulting agreement in case of serious cause.

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

Consulting Arrangements

MINV Consulting Agreements

On June 9, 2021, we entered into a consulting agreement with MINV SA, pursuant to which MINV SA (i) assisted our executive management during investor meetings in connection with our initial public offering on Nasdaq and (ii) provided various consultancy services, including to support our executive management in business development activities. For the year ended December 31, 2022, we paid MINV SA a total fee of €60,000 for said services rendered during 2022 until the expiration of the agreement on June 8, 2022.

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

33.Events after the Balance-Sheet Date

No events after balance-sheet date took place.