Form 20-F
period 2023-12-31
Nyxoah SA
filed 2024-03-20
CIK 1857190

As filed with the Securities and Exchange Commission on March 20, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary shares, no nominal value per share: 28,673,985, as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements, principally in the sections titled “Risk Factors,” “Operating and Financial Review and Prospects” and “Business.” Some of the matters discussed concerning our operations and financial performance include forward-looking statements and estimates within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar words are intended to identify forward-looking statements and estimates. Forward-looking statements include, but are not limited to, statements about:

●	timing, progress, completion and results of clinical trials and our research and development programs;
●	the timing or likelihood of regulatory filings and approvals;
●	our reliance on the success of our Genio system;
●	our ability to achieve and maintain adequate levels of coverage or reimbursement for procedures performed with our products and any future products we may seek to commercialize;
●	the commercialization of our products;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our products and technology;
●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
●	cost associated with defending intellectual property infringement, product liability and other claims;
●	regulatory development in the U.S., Europe and other jurisdictions;
●	the rate and degree of market acceptance of our products;
●	our expectations about market trends;
●	developments relating to our competitors and our industry, including competing products;
●	our ability to accurately forecast customer demand and manage our inventory;
●	our ability to effectively manage our anticipated growth;
●	our ability to attract and retain qualified employees and key personnel;
●	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;
●	our expected use of proceeds from the initial public offering on The Nasdaq Global Market;
●	the future trading price of the ordinary shares and impact of securities analysts’ reports on these prices;
●	the impact on our business, financial condition and results of operations from regional conflicts, geopolitical events and any pandemic, epidemic or outbreak of an infectious disease in the U.S. or worldwide;
●	our plans to remediate our material weakness; and
●	other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

Risks Associated With Our Business

●	We have a limited operating history, have incurred losses in each period since our inception and may not be able to achieve or maintain profitability in the future.
●	Our future financial performance depends on the commercial acceptance of the Genio system in target markets.
●	We will require additional capital in the future, which may not be available to us on commercially favorable terms, or at all. More specifically, there is substantial doubt about our ability to continue as a going concern for a period of at least twelve months from the date of this Annual Report and our ability to continue as a going concern will depend on our ability to obtain additional funding, as to which no assurances can be given as of the date of this Annual Report. We refer to the disclosure in this respect in note 5.1 to our consolidated financial statements and the emphasis of matter paragraph in respect of going concern in the report of the Independent Registered Public Accounting Firm found elsewhere in this Annual Report.
●	Even though we have obtained certification, a CE-Mark, in Europe for the Genio system based on first positive clinical trial results, there is no guarantee that we will be able to maintain our current certification or to obtain additional certification or marketing authorizations in other jurisdictions, including the United States, or that the results from our ongoing and planned clinical trials will be sufficient for us to obtain or maintain such certifications or authorizations.
●	We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Genio system or any future product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business.
●	Even if we receive marketing authorizations, clearances or certifications in our target markets to commercialize the Genio system or any product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives that could harm our business.
●	A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, could materially and adversely affect our business and our financial results and cause a disruption to our research, development and commercialization efforts.
●	A loss or degradation in performance of the suppliers on which we depend for services and components used in the production and assembly of the Genio system could have a material effect on our business, financial condition and results of operations.
●	We may not be able to manufacture or outsource manufacturing of the Genio system in sufficient quantities, in a timely manner or at a cost that is economically attractive.
●	Our products and operations are subject to extensive government regulation and oversight both in the United States. and abroad, and our failure to comply with applicable requirements could harm our business.
●	The Genio system is still unapproved in certain significant markets, such as the United States market, and seeking and obtaining regulatory authorization or certification for active implantable medical devices can be a long, expensive and uncertain process.
●	Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
●	We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology or loss of data, including any cyber security incidents, could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability which could harm our ability to operate our business effectively and adversely affect our business and reputation.

●	Our inability to fully protect and exploit our intellectual property and trade secrets may adversely affect our financial performance and prospects.
●	The dual listing of our ordinary shares may adversely affect the liquidity and value of the ordinary shares.
●	We or the third parties upon which we depend may be adversely affected by general political, unstable market and economic conditions and other events beyond our control and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
●	Climate change or legal, regulatory or market measures to address climate change may negatively affect our business, results of operations, cash flows and prospects.
●	In connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. Additionally, we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or prevent fraud.

Risks Related to Our Financial Position

We have a limited operating history, have incurred losses in each period since our inception and may not be able to achieve or maintain profitability in the future.

We were incorporated in 2009, obtained certification (CE-Mark) for our Genio system in March 2019, and had our first commercial sales in Germany in July 2020. In 2023 we generated €4.3 million of sales from the Genio system compared to €3.1 million in 2022. We have incurred operating losses and negative operating cash flows in each period since we were incorporated in 2009, including operating losses of €45.1 million and €32.5 million and negative operating cash flows of €44.8 million and €28.8 million for each of the years ended December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023, we had an accumulated deficit of €160.8 million. These losses have resulted primarily from costs incurred in the development of our Genio system, as well as from general and administrative costs associated with our operations and manufacturing.

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

We will require additional capital in the future, which may not be available to us on commercially favorable terms, or at all. More specifically, there is substantial doubt about our ability to continue as a going concern for a period of at least twelve months from the date of this Annual Report and our ability to continue as a going concern will depend on our ability to obtain additional funding, as to which no assurances can be given as of the date of this Annual Report.

We expect to incur significant expenses and operating losses over the next few years, and we may need to raise additional capital in the future. We have so far been financed primarily by funds invested by our shareholders, including in connection with our initial public offering on Euronext Brussels in September 2020 and the listing of our ordinary shares on the Nasdaq Global Market in July 2021. Based on our current operating plan and our existing cash and cash equivalents of €21.6 million and financial assets of €36.1 million as of December 31,2023, we expect to be able to fund our operations until the beginning of the fourth quarter of 2024. However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our financial resources much faster than currently expected. Pursuant to the requirements of IAS 1.25-26, Presentation of Financial Statements - Going Concern, and as a result of our financial condition and other factors described herein, there is substantial doubt about our ability to continue as a going concern for a period of at least twelve months from the date of this Annual Report. See Note 5.1 to our consolidated financial statements found elsewhere in this Annual Report. Our ability to continue as a going concern will depend on our ability to obtain additional funding, as to which no assurances can be given. Our future success depends on our ability to raise capital and/or execute our current operating plan. Any future funding requirements will depend on many factors, including without limitation:

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

Furthermore, we cannot be certain that additional funding will be available on acceptable terms, if at all. We have no committed source of additional capital other than our at-the-market facility. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third-parties the rights to commercialize products or technologies that we would otherwise seek to commercialize ourselves. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations, or even terminate our operations, which may involve seeking bankruptcy protection.

Any loss or decrease of subsidies, reimbursable cash advances and tax reductions may affect our financial resources.

Since September 2011, we have received financial support from the Walloon Region in the form of recoverable cash advances and subsidies. In March 2018, in accordance with Section 27A of the Australian Industry Research and Development Act 1986, the Australian Government gave notice to Nyxoah Pty Ltd, our Australian subsidiary, of registration for the research and development, or R&D, tax incentive from the 2017/2018 income year. This incentive represents 43.5% of the yearly eligible R&D expenditure. In October 2023, we received confirmation from the Walloon Region that we can apply tax credits in Belgium on eligible R&D investments.

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

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. If any of our counterparties to any credit agreements, letters of credit or certain other financial instruments that we may enter into in the future were to be placed into receivership, we may be unable to access such funds. In addition, if any parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

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

In particular, even if certification has been obtained in Europe, there is no guarantee for success in the United States of a pivotal trial to support a premarket submission to the FDA or for future U.S. marketing authorization. The FDA’s standard of review differs from that required to obtain a CE-Mark in Europe, which only indicates that the device in question is in full compliance with European legislation. Medical devices certified for marketing in the European Union need notably to demonstrate that they are designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. On the other hand, before FDA approval of a medical device in the United States, a device must not only be shown to be safe, but also effective its intended use, or in the case of a 510(k) clearance, substantially equivalent to a predicate device.

We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Genio system or any future product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business.

In the United States, before we can market a new medical device, or a new use of, or other significant modification to an existing, marketed medical device, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, approval of a premarket approval, or PMA, application or grant of a De Novo classification request from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k) exempt device. To be “substantially equivalent,” the proposed device must have the same or similar intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness from the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life sustaining, life supporting or implantable devices. In the De Novo classification process, a manufacturer whose novel device under the FDA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request initial classification of the device as Class I or Class II based on evidence that the device in fact presents a low or moderate risk. If the FDA grants the De Novo classification request, the applicant receives authorization to market the device. If the De Novo process results in the classification of a device as Class II, the authorized device may be used subsequently as a predicate device for future 510(k) submissions.

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

To date, we have not obtained authorization from the FDA to market any product candidate in the United States. However, we initiated a modular PMA application process for our Genio system and submitted the first module to the FDA in March 2023, the second module to the FDA in June 2023 and the third module to the FDA in November 2023. We anticipate submitting the fourth module to the FDA in the second quarter of 2024. In a modular PMA, the complete contents of a PMA are compiled as sections or “modules”, such as preclinical, clinical, and manufacturing, that together become a complete application. This method is used for products that are in early stages of clinical study. The FDA reviews each module separately as it is received to provide feedback during the review process. If the FDA requires us to go through a lengthier, more rigorous examination for our product than we currently expect, our product introduction could be delayed or prevented, which would have a material adverse impact on our business and prospects. Following completion of our DREAM pivotal trial, we expect to engage further with the FDA during the clinical module to discuss the clinical trial results in order to obtain marketing authorization in the United States. The Genio system cannot be legally marketed until the FDA reviews and approves the device based on all required modules of the PMA application. We may not be able to meet the requirements to obtain PMA approval, and even if we do obtain marketing authorization, the FDA may place significant limitations on any such marketing authorization depending on the available safety and effectiveness data for the Genio system for its intended uses.

In order to sell our products in member countries of the European Union, or the EU, our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC), the Active Implantable Medical Devices Directive (Council Directive 90/385/EEC) or Medical Device Regulation (EU) 2017/745 of the European Parliament. Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to our products, without which they cannot be sold or marketed in the EU. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risks) classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive (for devices entering the EU market prior to May 26, 2021) or the Medical Device Regulation (for devices entering the EU market on or after May 26, 2021), a conformity assessment procedure requires the intervention of an organization accredited or designated by a member state of the EU to conduct conformity assessments to the applicable legal requirements, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE-Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

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

Following the end of the “Brexit” transition period, from January 1, 2021 onwards, the UK Medicines and Healthcare products Regulatory Agency, or MHRA is responsible for the UK medical device market. The new regulations require medical devices to be registered with the MHRA, (but manufacturers are given a grace period of four to 12 months to comply with the new registration process). Manufacturers based outside the UK must appoint a UK Responsible Person to register devices with the MHRA in line with the grace periods. The UK will continue to recognize CE-Markings, as well as certificates issued by EU recognized Notified Bodies, until the earlier of June 30, 2028 or the expiration of the certificate for devices compliant with the Medical Devices Directive or the Active Implantable Medical Devices Directive, or until June 30, 2030 for devices compliant with the MDR. Devices marketed in the UK (England, Scotland, Northern Ireland and Wales) after such respective dates will require a UK Conformity Assessed (UKCA) mark. However, UKCA marking alone will not be recognized in the EU. The rules for placing medical devices on the Northern Ireland market will differ from those in the UK. Compliance with this legislation is a prerequisite to be able to affix the UKCA mark to our products, without which they cannot be sold or marketed in the UK.

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

Expanding indications for our Genio system and developing new products is expensive and time-consuming and could divert management’s attention away from our core business. We plan to continue to invest in pursuing additional indications for our Genio system and in improving the Genio system to develop next generation versions designed to improve patient comfort, efficacy and convenience. For example, in July 2022, we received FDA approval for an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with complete concentric collapse (CCC).

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

We obtained CE-Mark certification in Europe for the Genio system in March 2019, commenced sales of the Genio system in Germany in July 2020, and are pursuing marketing activities in advance of commencing selling efforts in several other European countries. In the United States, we received FDA approval of an IDE to commence our DREAM trial, which if successfully completed, we anticipate relying upon to support our application for marketing authorization of the Genio system in the U.S. market.

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

It is possible that even if the Genio system has a beneficial effect, that effect may not be detected during clinical evaluation, or may not be statistically significant, as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect adverse effects caused by our Genio system, or mistakenly believe that our system caused certain adverse effects when that is not in fact the case. Also, the inclusion and exclusion criteria we define may not sufficiently capture a trial subject population that would be most appropriate for treatment with our Genio system.

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

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. Any pivotal or other clinical trials that we may conduct may not demonstrate the efficacy and safety to the degree necessary, if at all, to obtain regulatory approval to market our product candidates.

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

The U.S. Congress also recently amended the FDCA to require sponsors of a pivotal study of a new device to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must describe appropriate diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. Our DREAM and ACCCESS trials are considered pivotal trials but were initiated before the diversity action plan requirement became effective. For any future pivotal trials we plan to conduct for the Genio system or any other product candidate, we must submit a diversity action plan to the FDA by the time we submit a pivotal study protocol to the agency for review, unless we are able to obtain a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect the planning and timing of any future pivotal trial for our product candidates or what specific information FDA will expect in such plans. However, initiation of such trials may be delayed if the FDA objects to our proposed diversity action plans for any future pivotal trial for our product candidates, and we may experience difficulties recruiting an adequately diverse population of patients in attempting to fulfill the requirements of any approved diversity action plan.

In addition, clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs or other bodies at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under current good manufacturing practice, or cGMP, requirements and other regulations. Furthermore, we rely on clinical trial sites, and we may in the future rely on CROs to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and we may in the future depend on CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the trial to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays, regulatory enforcement actions or all three. In addition, conducting clinical trials in various countries may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. service providers, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

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

In order conduct our clinical trials, we must recruit, screen and enroll eligible patients. Patients may be identified from the investigator’s own clinical practice or hospital or may be referred by another physician. Potential clinical trial participants must provide informed consent before undergoing certain clinical tests that are used to determine patient eligibility based on inclusion/exclusion criteria. As a result, at the time of informed consent, we do not know if a patient will be eligible to participate in the trial. For example, patients with CCC are excluded from our DREAM trial, and we cannot determine eligibility until after the patient has consented and undergone a drug-induced sleep endoscopy. To that end, we will need to screen many more patients than we intend to enroll in order to meet our enrollment criteria. After a patient is determined to be eligible and is enrolled in the clinical trial, they must comply with the trial requirements and undergo periodic time-consuming tests, including a sleep test in a sleep lab. Not all patients who undergo screening will ultimately be eligible for enrollment in our clinical trials. Moreover, some of the enrolled participants may not comply with the requirements of the trial, thereby leading to poor or unusable data, or some may withdraw from the trial, which may compromise the results of the clinical trial.

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

We have only limited experience in marketing and selling our Genio system. To achieve commercial success, we will need to keep expanding our internal sales and marketing organization to commercialize the Genio system in markets that we will target directly, such as Germany, Austria and Switzerland. Expanding our sales and marketing team further will entail recruiting additional managerial, operational, financial and other employees, which is expensive and time-consuming and could delay product launches.

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

We consider other companies that have designed hypoglossal nerve stimulation technologies to treat OSA as direct competitors. We are aware of only one currently marketed nerve stimulation device for the treatment of OSA, the Inspire Medical system marketed by Inspire Medical Systems, Inc., and one other nerve stimulation system for the treatment of OSA currently not actively commercialized in Europe from ImThera/ LivaNova PLC. The Inspire Medical system is currently the only neuro stimulation system approved to treat moderate to severe OSA in the United States. Additionally, we also consider, as indirect competition, invasive surgical treatment options such as uvulopalatopharyngoplasty and maxillomandibular advancement surgery and, to a lesser extent, mandibular advancement devices, which are primarily used in the treatment of mild to moderate OSA.

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

If we are required to change the manufacturer of a critical component of our implant systems, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality specifications and applicable regulatory requirements, which could further impede our ability to manufacture our implant systems in a timely manner. If we encounter demand for our system in excess of our inventory and we need to contract with these additional suppliers, we will face challenges in meeting that demand. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our implant systems or could require that we modify the design of those systems. If the change in manufacturer results in a significant change to any product, new marketing authorizations or certification from the FDA or similar regulatory authority may be necessary before we implement the change, which could cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely or cost-effective manner.

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

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we design our clinical trials and will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA and other regulatory authorities require us to comply with GCP regulations and international standards relating to the conduct, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties, over which we have limited control, to manage those operations does not relieve us of these responsibilities and requirements. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the marketing authorization or certification process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws. We also are required to register ongoing clinical trials and post the results of certain completed clinical trials on certain government-sponsored databases, such as ClinicalTrials.gov in the United States, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

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

We expect to be required to significantly increase manufacturing volumes as clinical trials on the Genio system are expanded and the Genio system is commercialized. The capacity of our manufacturing facilities in Tel Aviv, Israel, and Milmort, Belgium, along with our contract manufacturer in the United States, is expected to cover the Genio Implantable Stimulator and Genio External Stimulator demand for 2024. Manufacturing of the Genio Activation Chip and the Genio Charging Unit is mostly outsourced to a third party contract manufacturing organization. In order to support future demand for the Genio system, we may need to expand our manufacturing capacity, which could require opening a new facility or additional outsourcing to a third-party contract manufacturing organization. For example, if we obtain regulatory authorization to market the Genio system in the United States we would likely have to significantly increase our manufacturing capabilities in order to satisfy anticipated demand. We expect that this could include opening a manufacturing facility in the United States. Opening a new manufacturing facility could involve significant additional expenses, including for the construction of a new facility, the movement and installation of key manufacturing equipment, the modification of manufacturing processes and for the recruitment and training of new team members. In addition, we must also notify, and in most cases obtain approval from, regulatory authorities regarding any changes or modifications to our manufacturing facilities and processes, and the regulatory authorities might not authorize us to proceed or might delay the process significantly.

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

The EU-UK Trade and Cooperation Agreement, or TCA, came into effect on January 1, 2021. The TCA does not specifically refer to medical devices. However, as a result of Brexit, the MDR will not be implemented in the UK, and previous legislation that mirrored the MDR in the UK law has been revoked. The regulatory regime for medical devices in the UK will continue to be based on the requirements derived from current EU legislation, and the UK may choose to retain regulatory flexibility or align with the MDR going forward. CE-markings will continue to be recognized in the UK, and certificates issued by EU-recognized Notified Bodies will be valid in the UK, until the earlier of June 30, 2028 or the expiration of the certificate for devices compliant with the MDD or AIMDD or until June 30, 2030 for devices compliant with the MDR. For medical devices placed on the UK market after this period, the UK Conformity Assessed, or UKCA, marking will be mandatory. In contrast, UKCA marking and certificates issued by UK Notified Bodies will not be recognized on the EU market. The TCA does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the “rules of origin” criteria will need to be reviewed. Depending on which countries products will be ultimately sold in, manufacturers may start seeking alternative sources for components if this would allow them to benefit from no tariffs. The rules for placing medical devices on the Northern Ireland market will differ from those in the UK. These modifications may have an effect on the way we design and manufacture products and we conduct our business in these countries.

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

The MDR also requires a re-designation of the Notified Bodies, the organizations designated by the EU member state in which they are based that are responsible for assessing whether medical devices and manufacturers of medical devices meet the applicable regulatory requirements in the EU. To be re-designated, Notified Bodies must demonstrate increased technical expertise in their scope of designation, as well as improved quality management systems. This re-designation process has caused backlogs in the assessment of medical devices and medical device manufacturers during the transition period leading up to May 26, 2021, the effective date of the MDR. In the European Union, currently 42 Notified Bodies have been re-designated, including one for Belgium.

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

We have developed and maintains a quality management system for medical devices intended to ensure quality of our products and activities. The system is designed to be in compliance with regulations in many different jurisdictions, including the QSR mandated by the FDA in the United States and the requirements of the AIMD Directive in the European Union, including the international standard ISO13485 required by the member states in Europe that recognize the CE-Mark, as well as Israel, New Zealand and Australia. The FDA issued a Notice of Proposed Rulemaking in February 2022 describing revisions to the QSR to harmonize it with ISO13485. However, it is not clear when the FDA plans to issue a Final Rule to implement the harmonized regulations.

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

If the FDA or any other regulatory authority determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of a warning letter or an untitled letter (which is used to notify regulated entities of violations that do not necessitate a warning letter) injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or other enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

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

Healthcare laws and regulations in the United States may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute any products for which we obtain marketing approval. The healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

●	the U.S. federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
●	the U.S. federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal government program, or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement;
●	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including in some circumstances mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
●	the U.S. federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

●	the U.S. federal transparency requirements under the Physician Payments Sunshine Act require manufacturers of FDA-authorized drugs, devices, biologics and medical supplies covered by Medicare or Medicaid to report, on an annual basis, to the Department of Health and Human Services information related to payments and other transfers of value to physicians, certain advanced non-physician healthcare practitioners, and teaching hospitals as well as ownership and investment interests held by physicians and their immediate family members; and
●	analogous foreign and state laws and regulations such as state anti-kickback and false claims laws and analogous non-U.S. fraud and abuse laws and regulations, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require medical device companies to comply with the device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring device manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. State and non-U.S. laws, including the EU General Data Protection Regulation, or GDPR, also govern the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

In December 2022, the U.S. Congress enacted the Consolidated Appropriations Act for 2023, an omnibus appropriations bill, which included amendments to the FDCA under the Food and Drug Omnibus Reform Act of 2022, or FDORA. In addition to the requirement that sponsors of pivotal trials submit diversity action plans for pivotal trials (see “Government Regulation—Regulatory Landscape in the United States—Device Clinical Studies”), FDORA included new requirements for cyber devices, defined as any medical device that is or includes software that is validated, installed, or authorized by the manufacturer; can connect to the internet; and may be vulnerable to cybersecurity threats. Under the FDORA amendments to the FDCA, any application for marketing authorization of the cyber device must include a software bill of materials and a cybersecurity plan describing the methods by which the manufacturer will monitor, identify and address cybersecurity vulnerabilities. Any failure by a cyber device manufacturer to comply with applicable cybersecurity requirements is considered a violation of the FDCA and will subject the manufacturer to enforcement actions and possibly legal sanctions.

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

For instance, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated, by means of the so-called Schrems II-judgment, the EU-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate third country personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. The impact of the Schrems II-judgment is thus not confined to US personal data transfers, but to any transfer of personal data to third countries that are not deemed by the European Commission to provide for an adequate level of data protection. Both the EU controller (we) and the third country recipient need to verify whether the destination country’s laws will allow compliance with the GDPR, the transfer tool itself and also the EU Charter on Fundamental Rights (essentially equivalent level of protection to that guaranteed within the EU by the GDPR). If this is not the case, notably if third country mass surveillance legislation leads in practice (case by case analysis taking into account all relevant aspects to evaluate whether the mass surveillance legislation will apply and the impact thereof) to noncompliance, then we need to assess whether this can be remedied by supplementary measures (organizational, technical (encryption, pseudonymization) and contractual). The European Data Protection Board, or EDPB, regrouping all data protection authorities in the EU, has issued guidance in this respect; see EDPB Opinion 01/2020). If not, such transfer should be suspended or ended. If we are however intending to keep transferring personal data despite this conclusion, then we must notify the competent data protection authority. Nevertheless, there have been recent developments towards more certainty in respect of EU-US personal data transfers. On July 10, 2023, the European Commission adopted an adequacy decision for a new mechanism for transferring data from the EU to the United States – the EU-US Data Privacy Framework, which provides EU individuals with several new rights, including the right to obtain access to their data, or obtain correction or deletion of incorrect or unlawfully handled data, and allows US companies to self-certify to the U.S. Department of Commerce their compliance with a set of agreed privacy principles in order to freely receive EU personal data. The adequacy decision followed the signing of an executive order introducing new binding safeguards to address the points raised in the Schrems II-judgment. Notably, the new obligations were geared to ensure that data can be accessed by U.S. intelligence agencies only to the extent necessary and proportionate and to establish an independent and impartial redress mechanism to handle complaints from Europeans concerning the collection of their data for national security purposes. The European Commission will continually review developments in the United States along with its adequacy decision. Adequacy decisions can be adapted or even withdrawn in the event of developments affecting the level of protection in the applicable jurisdiction. On a general note, failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR). If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected

In addition, the GDPR provides that European Union member states may further “implement” the GDPR in certain areas; in respect of the processing of genetic, biometric or health data, the GDPR for instance allows for member states to maintain or introduce further conditions, including limitations, which leads to additional uncertainties. By means of example, the Belgian legislator has made use of this option and makes the processing of such types of personal data subject to additional requirements (Art. 9 of the GDPR Act of 30 July 2018).

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. While the text of the ePrivacy Regulation is still under development, the 2019 Planet49 - judgment of the Court of Justice of the European Union and regulators’ recent guidance and increased enforcement activity are driving increased attention to cookies and other tracking technologies. Some regulators have started to enforce the strict approach in recent guidance; the Belgian Data Protection Authority for instance has been proactively looking for cookie infringements on (press) websites and placed those websites under scrutiny in recent case law. Moreover, the EDPB has published the Cookie Banner Taskforce Report, which identifies common minimum thresholds for the data protection authorities in relation to cookies. Compliance with existing and future rules concerning cookies and other tracking technologies could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users.

Further, in March 2017, the United Kingdom formally notified the European Council of its intention to leave the European Union pursuant to Article 50 of the Treaty on European Union. The United Kingdom ceased to be a European Union Member State on January 31, 2020, but enacted a Data Protection Act substantially implementing the GDPR, effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. Currently, the data protection laws of the UK and the EU remain closely aligned, which means that the UK also requires additional analysis of local laws and additional measures for transfers of personal data out of the UK to countries (including the U.S.) that have not been deemed by the UK to have adequate data protection laws. In relation to UK-EEA personal data transfers, these can freely continue provided that on the one hand the UK has deemed that the EEA has adequate data protection laws (i.e. we can freely transfer personal data from the U.K. to our business in Belgium or elsewhere in the EEA) and on the other hand the European Commission adopted on 28 June 2021 an adequacy decision for the UK. The adequacy decision does however have a limited duration of four years, so that we need to re-evaluate our transfers from the EEA to the UK in 2025 (or earlier if the European Commission intervenes following a lowering of the level of data protection in the UK. For the period between 31 January 2020 (date the UK left the EU) until 28 June 2021, transfers of personal data from the EEA to the UK could continue unrestricted by virtue of the temporary Trade and Cooperation Agreement. We are required to comply with both the GDPR and the UK GDPR, with each regime having the ability to fine up to the greater of €20 million (in the case of the GDPR) or £17,5 million (in the case of the UK GDPR) and 4% of total annual revenue. We may need to appoint a local representative in the UK, and incur other additional costs and risks as a result of the UK and the EU having separate data protection regimes.

In addition, in the conduct of our business, we may at times process personal data, including health-related personal data. When conducting clinical trials, we face risks associated with collecting trial participants’ data, especially health data, in a manner consistent with applicable laws and regulations. In the EU and the UK, certain guidance issued by the organization representing the national data protection supervisory authorities may conflict with the requirements or guidelines of the entities that oversee clinical trials, creating uncertainty, increased compliance costs and potential delays in the process of gaining approval to conduct our clinical trials.

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

In addition, state privacy and security laws and regulations vary from state to state, constantly evolve, and remain subject to significant change. In some cases, such laws and regulations can impose more restrictive requirements than HIPAA and other U.S. federal laws, thus complicating compliance efforts. By way of example, California and Virginia have enacted significant privacy laws that give residents of those states expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. New privacy laws will also become effective in Florida, Montana and Texas in 2024, in Tennessee and Iowa in 2025, and in Indiana in 2026 and numerous other states are considering new privacy laws. Furthermore, other U.S. states, such as New York, Massachusetts, and Utah have enacted stringent data security laws and numerous other states have proposed similar privacy laws. Failure to comply with these state privacy laws could result in penalties and present unresolved compliance issues. In addition, the enactment of a U.S. federal privacy law is possible. The changing number of U.S. state or federal privacy laws may increase our compliance costs and potential liability. New privacy and data security laws have been proposed in more than half of the states in the U.S. and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the U.S., which trend may accelerate with increasing concerns about individual privacy. The existence of comprehensive privacy laws in different states in the country will make our compliance obligations more complex and costly and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. In addition to fines and penalties that may be imposed for failure to comply with state law, some states also provide for private rights of action to patients for misuse of or unauthorized access to personal information.

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

In addition, many jurisdictions outside of Europe are also considering and/or enacting comprehensive data protection legislation. For example, as of August 2020, the Brazilian General Data Protection Law imposes stringent requirements similar to GDPR with respect to personal information collected from individuals in Brazil.

In China, there have also been recent significant developments concerning privacy and data security. The Data Security Law of the People’s Republic of China (“Data Security Law”), which took effect on September 1, 2021, requires data processing (which includes the collection, storage, use, processing, transmission, provision and publication of data), to be conducted in a legitimate and proper manner. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data processing activities and also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data.

Also in China, the Personal Information Protection Law, which took effect on November 1, 2021, introduced stringent protection requirements for processing personal information, which are in many ways akin to the requirements of the GDPR. We may be required to make further significant adjustments to our business practices to comply with the personal information protection laws and regulations in China including the Personal Information Protection Law.

We also continue to see jurisdictions imposing data localization laws. These regulations may interfere with our intended business activities, inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

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

Our ability to execute our business plan and maintain operations depends on the continued and uninterrupted performance of our information technology, or IT, systems, some of which are in our control and some of which are in the control of third parties. In the ordinary course of our business, we collect and store sensitive data, including personally identifiable information about our employees, intellectual property, and proprietary business information (confidential information). We manage and maintain our applications and data utilizing on-site systems and we also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors who may or could have access to our confidential information. These applications and data encompass a wide variety of business-critical information including research and development information and business and financial information.

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

The costs related to significant security breaches or disruptions could be material and could exceed the limits of the cybersecurity insurance we maintain, if any, against such risks. If the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

We cannot assure you that our data protection efforts and our investment in IT will prevent significant breakdowns, data leakages, breaches in our systems, or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations, or financial condition. For example, if such an event were to occur and cause interruptions in our operations, or those of our third-party vendors and other contractors and consultants, it could result in a material disruption of our programs and the development of our services and technologies could be delayed. Furthermore, significant disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants, or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. For instance, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our customers or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to personnel error, malfeasance, or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost, or stolen.

Any such access, breach, or other loss of information could result in legal claims or proceedings, liability under domestic or foreign privacy, data protection and data security laws such as HIPAA and the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and penalties. Notice of certain security breaches must be made to affected individuals, the Secretary of Department of Health and Human Services (“HHS”), and for extensive breaches, notice may need to be made to the media or state attorneys general. Such notice could harm our reputation and our ability to compete. Although we have implemented security measures, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, conduct research and development activities, collect, process and prepare company financial information, and manage the administrative aspects of our business.

Penalties for violations of these laws vary. For instance, penalties for failure to comply with a requirement of HIPAA and HITECH vary significantly, and include significant civil monetary penalties and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer or use identifiable health information for commercial advantage, personal gain or malicious harm.

Further, various states, such as California and Massachusetts, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily preempted by HIPAA, particularly if a state afford greater protection to individuals than HIPAA. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California’s patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. Similarly, the California Consumer Privacy Act (“CCPA”) allows consumers a private right of action when certain personal information is subject to unauthorized access and exfiltration, theft or disclosure due to a business’ failure to implement and maintain reasonable security procedures. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and data we receive, use and share, potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, for the treatment of genetic data, along with increased customer demands for enhanced data security infrastructure, could greatly increase our cost of providing our products, decrease demand for our products, reduce our revenues and/or subject us to additional liabilities.

Artificial intelligence presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. We may adopt and integrate certain general artificial intelligence tools for specific use cases reviewed by legal and information security Our vendors may incorporate generative artificial intelligence tools into their offerings without disclosing this use to us, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors’ ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices to be reviewed and/or authorized by necessary government agencies, which would adversely affect our business. For example, in recent years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities.

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

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq.

We qualify as a foreign private issuer and our ordinary shares have been approved for listing on Nasdaq. As a result, in accordance with the listing requirements of Nasdaq, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and semi-annual reports on our website pursuant to the rules of Euronext Brussels and expect to file such financial reports with the SEC, we will not be required to file periodic reports with the SEC as frequently or as promptly as U.S. public companies. Specifically, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status will be made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2024. There is a risk that we will lose our foreign private issuer status in the future.

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

If we are a PFIC for any taxable year during which a U.S. holder (as defined below under “Certain Material U.S. Federal Income Tax Considerations to U.S. holders”) holds ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ordinary shares regardless of whether we continue to meet the PFIC test described above, unless the U.S. holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. holder holds ordinary shares, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

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

As a company based in Belgium, our business is subject to risks associated with conducting business internationally. Many of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
●	differing and changing regulatory requirements for drug approvals in non-U.S. countries;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with non-U.S. laws and regulations;
●	changes in non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in non-U.S. currency exchange rates of the pound sterling, the euro and currency controls;
●	changes in a specific country’s or region’s political or economic environment, including the implications of the United Kingdom’s withdrawal from the European Union;
●	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;
●	differing reimbursement regimes and price controls in certain non-U.S. markets;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;
●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
●	the potential for economic or political instability resulting from the ongoing conflicts between Russian and Ukraine and Israel and Hamas, including any impacts to energy prices or the supply chain; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

We or the third parties upon which we depend may be adversely affected by general political, unstable market and economic conditions and other events beyond our control and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

We have become increasingly subject to the risks arising from adverse changes in market and economic and political conditions, both domestically and globally, including trends toward protectionism and nationalism, other unfavorable changes in economic conditions as well as disruptions in global credit and financial markets, such as inflation, failures and instability in U.S. and international banking systems, downgrades of the U.S. credit rating, rising interest rates, slower economic growth or a recession, and other events beyond our control, such as natural disasters, pandemics such as the COVID-19 (coronavirus), epidemics, political instability, and armed conflicts and wars, including the ongoing conflict between Russia and Ukraine, the war between Israel and Hamas.

Increases in inflation could raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows. In response to high levels of inflation and recession fears, the U.S. Federal Reserve, the European Central Bank, and the Bank of England have raised, and may continue to raise, interest rates and implement fiscal policy interventions. Even if these interventions lower inflation, they may also reduce economic growth rates, create a recession, and have other similar effects.

The U.S. debt ceiling and budget deficit concerns have increased the possibility of credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have previously passed legislation to raise the federal debt ceiling on multiple occasions, there is a history of ratings agencies lowering or threatening to lower the long-term sovereign credit rating on the United States given such uncertainty. On August 1, 2023, Fitch Ratings downgraded the United States’ long-term foreign currency issuer default rating to AA+ from AAA as a result of these repeated debt ceiling and budget deficit concerns. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions.

If the equity and credit markets deteriorate, it may make any necessary equity or debt financing more difficult to secure, more costly or more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could harm our growth strategy, financial performance and stock price and could require us to delay or abandon plans with respect to our business, including clinical development plans. Further, recent developments in the banking industry could adversely affect our business. If the financial institutions with which we do business enter receivership or become insolvent in the future, there is no guarantee that the Department of the Treasury, the Federal Reserve and the Federal Deposit Insurance Corporation (“FDIC”) will intercede to provide us and other depositors with access to balances in excess of the $250,000 FDIC insurance limit, that we would be able to access our existing cash, cash equivalents and investments, that we would be able to maintain any required letters of credit or other credit support arrangements, or that we would be able to adequately fund our business for a prolonged period of time or at all, any of which could have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact that the high market volatility and instability of the banking sector more broadly could have on economic activity and our business in particular. In addition, there is a risk that one or more of our current service providers, manufacturers or other third parties with which we conduct business may not survive difficult economic times, including the current global situation resulting from the COVID-19 pandemic, the ongoing conflict between Russia and Ukraine, the war between Israel and Hamas, the instability of the banking sector, and the uncertainty associated with current worldwide economic conditions, which could directly affect our ability to attain our operating goals on schedule and on budget.

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

Our research and development facility and all manufacturing facilities are located in Tel Aviv, Israel. In addition, the majority of our employees and some officers are residents of Israel. Accordingly, political, economic and military conditions in Israel, including the ongoing conflict between Israel and Hamas, may directly adversely affect our business. Any armed conflicts, terrorist activities, political instability in the region or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our business conditions in general and harm our results of operations. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although Israeli legislation requires the Israeli government to cover the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure that this government coverage will be maintained, or if maintained, will be sufficient to fully compensate us if any damages are incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

The effects of current and future economic and political conditions and other events beyond our control on us, patients, our third party vendors, including clinical trial sites, and our partners could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Climate change or legal, regulatory or market measures to address climate change may negatively affect our business, results of operations, cash flows and prospects.

We believe that climate change has the potential to negatively affect our business and results of operations, cash flows and prospects. We are exposed to physical risks (such as extreme weather conditions or rising sea levels), risks in transitioning to a low-carbon economy (such as additional legal or regulatory requirements, changes in technology, market risk and reputational risk) and social and human effects (such as population dislocations and harm to health and well-being) associated with climate change. These risks can be either acute (short-term) or chronic (long-term).

The adverse impacts of climate change include increased frequency and severity of natural disasters and extreme weather events such as hurricanes, tornados, wildfires (exacerbated by drought), flooding, and extreme heat. Extreme weather and sea-level rise pose physical risks to our facilities as well as those of our suppliers. Such risks include losses incurred as a result of physical damage to facilities, loss or spoilage of inventory, and business interruption caused by such natural disasters and extreme weather events. Other potential physical impacts due to climate change include reduced access to high-quality water in certain regions and the loss of biodiversity, which could impact future product development. These risks could disrupt our operations and supply chains, which may result in increased costs.

New legal or regulatory requirements may be enacted to prevent, mitigate, or adapt to the implications of a changing climate and its effects on the environment. These regulations, which may differ across jurisdictions, could result in us being subject to new or expanded carbon pricing or taxes, increased compliance costs, restrictions on greenhouse gas emissions, investment in new technologies, increased carbon disclosure and transparency, upgrade of facilities to meet new building codes, and the redesign of utility systems, which could increase our operating costs, including the cost of electricity and energy used by us. Our supply chain would likely be subject to these same transitional risks and would likely pass along any increased costs to us.

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

We incur significant increased costs as a result of operating as a company that is publicly listed on both Nasdaq in the United States and Euronext Brussels in Belgium, and our management is required to devote substantial time to new compliance initiatives.

As a U.S. public company listed on Nasdaq, we incur legal, accounting, and other expenses that we would not incur if we were only listed on Euronext Brussels. We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Continued compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act requires that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results. In 2023, we made annual, semiannual and quarterly reporting with respect to our listing on Euronext Brussels.

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

Pursuant to Section 404, our management is required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2023. See “Item 15. Controls and Procedures.” Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer an “emerging growth company”, which may be up to five fiscal years from the date of our listing of ordinary shares on Nasdaq.

Complying with Section 404 is costly and challenging, and management’s attention may be diverted from other business concerns, which could adversely affect our results. We have hired employees and engaged outside consultants, and may need to continue to hire employees and engage outside consultants, to comply with these requirements, which may further increase expenses. If we fail to comply with the requirements of Section 404, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Furthermore, our inability to attest to the effectiveness of our internal control over financial reporting may result in the loss of investor confidence in the accuracy and completeness of our financial reports, and the market price of our ordinary shares may decline. Our failure to implement or maintain effective internal control over financial reporting could also restrict our future access to the capital markets and subject each of us, our directors and our officers to both significant monetary and criminal liability.

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

We are subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting. As a result of our failure to remediate the material weaknesses identified herein, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023. This conclusion could adversely impact the market price of our ordinary shares due to a loss of investor confidence in the reliability of our reporting processes and the accuracy or completeness of our reported financial information.

We are required to perform system and process evaluations and testing of our internal controls over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting. In addition, our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense, spend significant management effort, continue to hire additional accounting and financial staff with the appropriate experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. We cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future.

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years. At the time when we are no longer an emerging growth company, we may report that there continue to exist material weaknesses and our independent registered public accounting firm may issue a report that is adverse in the event if the level at which our controls are documented, designed or operating is not satisfactory. Our remediation efforts may not enable us to avoid a material weakness in the future. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur remediation costs. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

In connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2023, we identified material weaknesses in our internal control over financial reporting. Additionally, we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or prevent fraud.

As a public company, we are operating in an increasingly demanding regulatory environment that requires us to comply with, among other things, the Sarbanes-Oxley Act and related rules and regulations of the SEC’s substantial disclosure requirements, accelerated reporting requirements and complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

In connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2023, we identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified during the audit of our consolidated financial statements as of and for the year ended December 31, 2023 relate to

●	Insufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, as well as a lack of sufficient oversight of external advisors;
●	Lack of a comprehensive risk based control assessment to establish an effective structure of internal controls, which leads to insufficient procedures and controls, including IT General Controls, to ensure that accurate financial statements can be prepared and reviewed on a timely basis for annual reporting purposes.

To address the material weaknesses identified, we have taken, and continue to take, several remedial actions, including engaging an external professional advisor that is evaluating and validating the design effectiveness of our internal control framework and based on the outcomes of such evaluation, we are continuing to adapt our internal controls.  Our remediation plan is underway, however, it had not sufficiently advanced by December 31, 2023 to remediate these material weaknesses.

If we are unable to successfully remediate our identified ongoing material weaknesses, or if we discover additional material weaknesses, we would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely impact investor confidence in our company and the market price of our ordinary shares, and could subject us to litigation or regulatory enforcement actions.

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

We have four wholly owned subsidiaries: Nyxoah Ltd, an Israeli limited company incorporated in January 2008 under the name M.L.G. Madaf G. Ltd and our subsidiary since October 2009, Nyxoah Pty Ltd, an Australian limited company incorporated in 2017, Nyxoah, Inc., a Delaware corporation incorporated in May 2020, and Nyxoah GmbH, a German limited liability company incorporated in May 2023 under the name Blitz F23-668 GmbH and our subsidiary since July 2023. Our headquarters and principal executive offices are located at Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium, and our telephone number is +32 10 22 23 55. Our website address is www.nyxoah.com. Our website and the information contained on or accessible through our website are not part of this Annual Report. Our authorized representative in the United States is Nyxoah, Inc. Our agent for service of process in the United States is Corporation Service Company, 1090 Vermont Avenue N.W., Washington D.C. 20005.

We file reports and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Capital Expenditures

Our capital expenditures amounted to €10.5 million, €16.3 million and €11.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

For the year ended December 31, 2023, our principal capital expenditure mainly related to capitalized development expenses, establishment of U.S. production line and purchases of laboratory equipment and investments in the construction of new clean rooms.

For the year ended December 31, 2022, our principal capital expenditures mainly related to capitalized development expenses and to laboratory equipment and furniture and office equipment.

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

We are seeking to expand indications of the Genio system by obtaining clinical evidence through our ongoing multicenter, prospective, open-label BilatEral Hypoglossal Nerve StimulaTion for TreatmEnt of ObstRuctive SLEEP Apnoea With and Without Complete Concentric Collapse clinical trial in Australia and New Zealand, or the BETTER SLEEP trial, to evaluate the effectiveness of the Genio system for patients suffering from CCC. We believe that positive results from this trial may eliminate the need for Genio system patients to be selected based on a DISE procedure prior to implantation of the Genio system, thereby leading to a potential indication expansion in Europe. In June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP trial. Based on this data, in October 2021, the EU Notified Body granted CE-Marked indication to include OSA patients with CCC for the Genio system in Europe, which should eliminate the need for a DISE procedure. Additionally, in September 2021, we received breakthrough device designation in the United States for the Genio system from the Food and Drug Administration, or FDA, for the treatment of OSA with CCC, based on the initial clinical evidence from the BETTER SLEEP trial. We plan to continue to obtain authorization in additional target markets and are currently conducting our Dual-sided Hypoglossal neRvE stimulAtion for the treatMent of Obstructive Sleep Apnea clinical trial, or DREAM trial, a multicenter, prospective, open-label, pivotal Investigational Device Exemption, or IDE, trial designed to support marketing authorization in the United States. Additionally, we presented 12-month data on the first 34 DREAM patients reaching 12-month follow-up as a late-breaking abstract at SLEEP 2023, a joint meeting of the American Academy of Sleep Medicine and the Sleep Research Society, demonstrating a 65% AHI responder rate, a 76% ODI responder rate and safety in line with expectations. These data are preliminary and not conclusive of final success of the DREAM trial. On March 19, 2024, we issued a press release announcing that the DREAM U.S. pivotal trial met its primary endpoints. For more information see “—Clinical Results and Studies—Pivotal DREAM Trial” below. We expect to apply for marketing authorization in the United States with the aim of being commercially available in the United States in late 2024.

In July 2022, we announced that the FDA approved an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with CCC that have failed, did not tolerate, or refused PAP. In the ACCCESS trial, we plan to implant up to 106 subjects with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at twelve months post-implant. The first enrolled subjects have been implanted, and we anticipate completing implantation in late 2024.

We are initially targeting markets in Europe where we have identified a country- specific reimbursement pathway or execution strategy. We began our commercial launch in Germany in July 2020. After obtaining reimbursement approval in Germany through the existing HGNS special innovation funding program, or NUB, we generated our first revenue in the second half of 2020. In 2021, we successfully obtained reimbursement in Germany under a dedicated DRG code for HGNS and obtained reimbursement under an OSA-specific DRG code in Switzerland from the Federal Statistic Office, or BFS. The reimbursement coverage in both Germany and Switzerland includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. In 2021, we began marketing products in Switzerland and also secured first revenue in Spain and we began commercialization in Finland in 2022. We generated our first revenue in Austria in 2023. Based on market access activities conducted by us over the past several years, we have developed tailored reimbursement strategies using assessments of the local requirements of target countries. In countries where there is existing reimbursement coverage in place, we plan to piggyback on existing coding and reimbursement, acting as a fast follower. In countries where there is no existing reimbursement coverage, we will seek to be the first in that market to obtain reimbursement coverage. In countries without existing reimbursement coverage, the strategy could include (i) making the Genio system commercially available for patients through country specific innovation funding pathways for procedures and products that would not yet be covered by an existing code, (ii) supporting case-by-case funding submission in focus hospitals that can use their budget to fund the therapy, (iii) entering into specific commercial deals with privately funded hospital groups, or (iv) out-of-pocket payment.

We have established a systematic approach to commercializing the Genio system in our target markets, focusing on active engagement, education and market development across patients, physicians and hospitals. We currently market our therapy to physicians and hospitals where ear, nose, and throat doctors, or ENTs, sleep doctors and general practitioners see, diagnose and treat patients with OSA. We are actively expanding our current European sales and marketing organization with country-specific sales teams established in connection with obtaining reimbursement. Our sales teams are focused on prioritizing high volume ENT centers and sleep centers, and on building long-standing relationships with key physicians such as sleep doctors, ENTs and general practitioners who have strong connections to the OSA patient population that may be eligible for our therapy. We also seek to establish long-term partnerships with key opinion leaders, or KOLs, and patient associations that are oriented towards the needs of our patients. Our sales and marketing organization is focused on building physician awareness through referral network development, education, targeted KOL development and training, and direct-to-consumer marketing.

In addition to our ongoing clinical studies, we are also committed to continuing our research and development efforts related to the Genio system, with an emphasis on improving clinical outcomes, optimizing patient adoption and comfort, increasing access for a greater number of patients, and allowing more physicians to perform the implantation procedure. The primary focus of our research and development efforts in the near-term will be the continued technological advancement of the Genio system. Some of these improvements include features aimed at enhancing a physician’s ability to monitor patient compliance and therapeutic efficacy. The Genio 2.1 system further reflects such improvements and is designed to improve patient comfort and compliance with a new smartphone application and an upgraded external activation chip. The Genio 2.1 system offers patients daily feedback on therapy usage and the autonomy to adjust stimulation amplitude within pre-defined boundaries. Physicians can also fine-tune stimulation amplitude to determine the optimal level of comfort for patients without compromising therapy efficacy. In the long term, including through our partnership with Vanderbilt University, we intend to provide new neurostimulation technologies for OSA patients. We continue to enhance our scalable technology platform to allow for quick and streamlined release of new features and functionalities through software, firmware and hardware updates and upgrades and therapy enhancement, and anticipate making regulatory submissions relating to our Genio 3.1 system in late 2024.

Our Competitive Strengths

We are focused on transforming the lives of patients who suffer from moderate to severe OSA by continuing to develop, clinically validate, manufacture and commercialize our innovative Genio system. We believe the Genio system offers a compelling solution for a large and significantly underpenetrated global patient population and that our focus and experience in treating patients with OSA, combined with the following strengths, will allow us to build our business and potentially expand our market opportunity:

●	Disruptive, patient-centric neurostimulation solution to treat moderate to severe OSA. We specifically designed the Genio system with the goal of advancing a therapy to treat moderate to severe OSA and providing a safe and effective patient-centric solution offering significant benefits to address the unmet needs of patients. The Genio system includes the first battery-free, leadless, neurostimulator designed to be implanted in a minimally invasive procedure using a single incision. The Genio system delivers bilateral HGNS for patients who suffer from moderate to severe OSA and did not tolerate, failed or refused standard first-line therapy, including CPAP. We believe that bilateral stimulation could lead to better therapeutic performance and address more therapeutic indications compared to other HGNS-based technologies. While other commercially available neurostimulation platforms require implantation of leads and a pulse generator containing a battery, our Genio system only requires implantation of a battery-free neurostimulator. Due to its unique design, the Genio system’s implantable stimulator is the only neurostimulation-based OSA therapy that has received CE-Mark conditional labeling for 1.5T and 3T full-body MRI scans. CE-Mark conditional labeling for MRI scans have become more and more important for physicians and patients due to the growing need and incidence of MRI scans. Implantable medical devices that have not been tested and approved with MR conditional labeling are considered as MR unsafe, and MR scans are contra-indicated for these patients. We believe our Genio system technology has the potential to become the leading neurostimulation solution for many of the estimated 425 million diagnosed and undiagnosed OSA patients worldwide suffering from moderate to severe OSA.
●	Growing body of clinical data and long-term clinical strategy. The Genio system is predicated on a well-established mechanism of action of electrically stimulating the hypoglossal nerve. Our BLAST OSA trial provided positive data for the Genio system, demonstrating that treatment with the Genio system resulted in statistically significant improvements in sleep apnea symptoms and quality of life measures. These data results were also associated with high therapy compliance. The trial’s results supported receipt of the CE-Mark in 2019 and have been published in peer-reviewed journals, including the European Respiratory Journal. We are continuing our clinical research to evaluate the efficacy of the Genio system on a longer-term basis through our post- market clinical trial for the treatment of OSA in adults, or the EliSA trial. In December 2020, we implanted the first patient in the DREAM trial, which is designed to support marketing authorization in the United States. In addition, in June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP trial. Based on this data, in October 2021, we expanded the CE-Marked indication to include OSA patients with CCC, which should eliminate the need for a DISE procedure. In September 2021, we received breakthrough device designation in the United States for the Genio system from the FDA for the treatment of OSA with CCC, based on the initial clinical evidence from the BETTER SLEEP trial. Further, in June 2022, we announced that the FDA approved the use of our next generation Genio 2.1 system for use in the DREAM trial. In June 2023, we presented 12-month data on the first 34 DREAM patients reaching 12-month follow-up as a late-breaking abstract at SLEEP 2023, a joint meeting of the American Academy of Sleep Medicine and the Sleep Research Society, demonstrating a 65% AHI responder rate, a 76% ODI responder rate and safety in line with expectations. On March 19, 2024, we issued a press release announcing that the DREAM trial met its primary endpoints. For more information see “—Clinical Results and Studies—Pivotal DREAM Trial”below. These data are preliminary and not conclusive of final success of the DREAM trial. Additionally, in July 2022, we announced that the FDA approved an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with CCC that have failed, did not tolerate, or refused PAP.

●	Significant product development and new indication pipeline. The Genio system is a scalable-technology platform that allows for future external hardware, software and firmware updates to enhance therapeutic capabilities without requiring additional surgical procedures. We continue to invest in improving the Genio system to develop next generation products with features designed to improve patient comfort and compliance, efficacy and patient and market acceptance. Some of these improvements include features aimed at enhancing the physician’s ability to monitor patient compliance and therapeutic efficacy, including sensor technology to monitor a patient’s sleep position. We are also committed to expanding current treatment options for moderate to severe OSA patients by developing next generation neurostimulation-based technologies. We previously entered into a licensing agreement with Vanderbilt University pursuant to which we are exploring additional neurostimulation technologies. Under the agreement, we have an exclusive, worldwide license to make, use, sell or distribute products for treating sleep disordered breathing covered by certain patent rights owned, or that may be owned, by Vanderbilt. We will also work together with Vanderbilt University to continue prosecution of patent applications made by Vanderbilt.
●	Platform technology protected by comprehensive and broad intellectual property. Our platform technology is supported by a strong and growing portfolio of intellectual property rights, which includes utility and design patents, know-how and trade secrets, including therapy protocols, electrodes and methods. As of December 31, 2023, we had 199 granted or pending patent applications (with 54 issued or allowed U.S. patents), and 40 pending patent applications, ten of which are U.S. pending patent applications and hold six trademark registrations (with three U.S. trademark registrations). Additionally, we operate a manufacturing facility responsible for silicone overmolding and select assembly of external components, which provides us with enhanced proprietary know-how and control of the supply chain to meet future demand.
●	Strong and experienced team. Our senior management team has many years of experience in the healthcare and medical device industry. Specifically, our team has extensive operating experience in product development, clinical, regulatory approval and commercialization activities as well as established relationships with industry leaders in the academic, clinical and commercial neuromodulation industries. Members of our management team have served in leadership positions with well-regarded medical technology companies such as St. Jude Medical Inc., Medtronic Inc., Stryker Corp and Nevro Corp. Since our founding, we have been supported by a seasoned Board of Directors with extensive industry and public company experience and a Scientific Advisory Committee that consists of industry-relevant KOLs.

Our Strategy

Our mission is to become a global leader in providing innovative, clinically proven solutions to treat patients suffering from OSA. The key elements of our strategy to achieve this goal and promote future growth include:

●	Obtaining marketing authorization in the United States. We are conducting clinical trials to further evaluate the efficacy and safety of the Genio system for treating patients with moderate to severe OSA. We are currently conducting the DREAM trial, a pivotal trial designed to support marketing authorization for the Genio system in the United States via a premarket approval, or PMA, application. The DREAM trial is a multicenter, prospective, open-label trial designed to enroll 115 patients in approximately 20 centers in the United States and internationally. The trial aims to evaluate the safety and effectiveness of the Genio system to treat patients with moderate to severe OSA who either did not tolerate, failed or refused first-line PAP therapy. In June 2022, we announced that the FDA approved the use of our next generation Genio 2.1 system for use in the DREAM trial. On March 19, 2024, we issued a press release announcing that the DREAM U.S. pivotal trial met its primary endpoints. For more information see “—Clinical Results and Studies—Pivotal DREAM Trial” below. We expect to apply for marketing authorization in the United States with the aim of being commercially available in the United States in late 2024.

●	Promoting awareness of the Genio system among physicians, patients and payors to accelerate market adoption. We believe that the Genio system has the potential to become the leading neurostimulation solution for moderate to severe OSA patients. To accomplish this, we intend to raise market awareness and educate physicians, payors and patients on the negative impact of OSA and position the Genio system as a safe and effective treatment for moderate to severe OSA patients. We currently offer education and training programs to sleep centers and surgeons, which we believe provide a better understanding of the Genio system’s benefits and increase surgeons’ confidence implanting our technology. In addition, we provide programs targeted towards patients who use the Genio system to promote and increase their engagement, long-term observance, quality of life and well-being. We intend to establish long-term partnerships with KOLs, ENTs and sleep scientific societies and patient associations that are built on mutual trust and oriented towards the needs of OSA patients and their families. Finally, we intend to establish relationships with government and commercial payors to help reduce barriers to treating OSA by highlighting our clinical data, costs affiliated with untreated OSA patients and the clinical benefit of the Genio system. We plan to build upon this multi-pronged approach with direct-to-consumer marketing initiatives that help to educate patients and can frequently result in patient leads.
●	Continuing to enhance the Genio system and expand its indications. We continue to invest in our solutions and services to further improve the implantation procedure and enhance the patient experience and product features. Potential feature improvements could include design alterations, information driven integrated capabilities, diagnostics or monitoring, sleep apnea testing or various other technological advancements. We believe that bilateral stimulation could lead to better therapeutic performance and address more therapeutic indications compared to other hypoglossal nerve stimulation-based technologies. In June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP clinical trial. Based on this data, in October 2021, the EU Notified Body granted CE-Marked indication to include OSA patients with CCC for the Genio system in Europe. Currently, CCC patients are contraindicated for other HGNS OSA therapies. Further, in June 2022, we announced that the FDA approved the use of our next generation Genio 2.1 system for use in the DREAM trial. In July 2022, we obtained the CE-Mark for the Genio 2.1 system. In addition, we may look for strategic opportunities, including partnerships or collaborations, to broaden our capabilities and expertise in line with our patient-centric vision.
●	Pursuing and establishing favorable reimbursement coverage of the Genio system. While there is general consensus among physicians and payors of the medical necessity to treat OSA and increase the number of HGNS therapy coverage decisions, we continue to develop further clinical evidence intended to demonstrate a long-term meaningful improvement in health outcomes for patients meeting the specified criteria. We are initially targeting markets in Europe where we have identified a clear reimbursement pathway or execution strategy. In Germany, we have successfully obtained reimbursement under a dedicated DRG code for HGNS. In Switzerland, we obtained reimbursement under an OSA-specific DRG code by the Federal Statistic Office, or BFS. Each of these reimbursement coverages includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. We expect that the outcomes of the ongoing pivotal DREAM trial, if positive, will support marketing authorization and reimbursement in the United States. We believe that establishing and maintaining reimbursement will be important in achieving broad acceptance of our system by healthcare providers in these markets.

●	Continuing to build a commercial infrastructure in selected geographies. We have grown our commercial team to include a sales and marketing organization of over a dozen representatives with substantial medical device sales, education and clinical experience to support commercialization of the Genio system. Our initial strategy is to employ a targeted approach to increase therapy penetration within specific physician practice groups instead of a broad outreach strategy to physicians in general. Our sales and marketing organization is focused on prioritizing high volume centers that are strategically located and building long-standing relationships with key physicians with strong connections to the population of OSA patients indicated for the Genio system. We are focusing our efforts on developing Centers of Excellence in each of our commercial markets, where we plan to invest in developing the Genio system as the preferred treatment option for indicated moderate to severe OSA patients. Using a direct commercialization model in most of our target countries, we plan to utilize account managers to support these Centers of Excellence to strengthen the referral physician network, guiding new patients to these Centers of Excellence. We expect to gradually scale up our commercial organization in line with market entry and access in the various countries that we are targeting. Based on our experience gained from the commercial roll-out in Europe, but also taking into account particular dynamics of the local markets, we will determine and prepare what we believe to be the optimal sales and marketing structure for commercial launch in the United States if we obtain marketing authorization.

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

While the benefits of HGNS have been well-recognized, we believe competing HGNS solutions suffer from several limitations, including:

●	Neurostimulator with Internal Battery
o	Competing neurostimulation systems for the treatment of OSA rely on an implanted neurostimulator that includes an internal battery.
o	In most cases, the internal battery cannot be recharged and, once depleted, the neurostimulator must be replaced in a further surgical procedure. In some cases, the battery can be recharged by the patient, but will eventually become depleted and require surgery to be replaced. Additional procedures may result in an increased risk of infection at the incision site.
o	The neurostimulator has been designed to be large enough to accommodate the additional space necessary for the battery. As a result, the neurostimulator is positioned in a subcutaneous pocket, and the device may be palpable or visible in the chest area.
o	Given the design of the implanted neurostimulator used by competing systems, those systems have either received 1.5T MRI clearance only or don’t have MRI clearance.
●	Multiple Implantable Components Requiring Multiple Surgical Incisions
o	Competing systems require multiple parts to be implanted including leads and a cuff electrode;
o	Competing systems require multiple surgical incisions and subcutaneous lead tunneling including bringing a lead from the pulse generator to the neck and bringing a lead from the pulse generator to the respiratory system, which monitors breathing. These multiple steps during implantation lead to an average implantation procedure of approximately 2 hours, which, combined with additional incisions, can result in an increased risk of surgical infection.
●	Unilateral Stimulation
o	Unilateral stimulation delivers stimulation to only one branch of the hypoglossal nerve, which limits options for nonresponding or contraindicated patients, including patients with CCC.

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

Clinical Results and Studies

We continue to invest in developing a substantial body of clinical evidence to support the safety and efficacy of the Genio system. Our clinical strategy consists of obtaining authorization in our target markets, demonstrating long-term clinical data for the Genio system and expanding authorized indications to reach a broader patient population, including patients with CCC. We have completed one clinical trial and are conducting three clinical trials globally with the goal of generating compelling and reproducible results with the s

BLAST OSA Trial

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

Pivotal DREAM Trial

In June 2020, the FDA approved our IDE application, allowing us to commence our pivotal DREAM trial of the Genio system. In June 2022, we announced that the FDA approved the use of the Genio 2.1 system in our DREAM trial. Our DREAM trial is a multicenter, prospective, open-label trial in which each participant who undergoes implantation of the Genio system will be followed for five years post-implantation to assess the safety and efficacy of the system in patients with moderate to severe OSA. We initiated the DREAM trial as an IDE pivotal trial to support an application seeking FDA marketing authorization and ultimately, reimbursement in the United States for bilateral HGNS for the treatment of moderate to severe OSA. The trial enrolled 115 patients who have all been implanted as of the date of this Annual Report, with 12-month effectiveness and safety primary endpoints. We have identified 20 centers for the trial, including 15 in the United States. Fifteen of them were active and enrolling patients as of December 2023.

The primary safety endpoint is incidence of device-related SAEs at 12 - months post implantation. One of the co-primary effectiveness endpoints is the percentage of responders with at least a 50% reduction in AHI with hypopneas associated with a 4% oxyhemoglobin desaturation and a remaining AHI with hypopneas associated with a 4% oxyhemoglobin desaturation less than 20, together with a 25% reduction of ODI between baseline and 12month visits. Patients with moderate to severe OSA (AHI score between 15 and 65) and aged between 22 and 75 years are eligible for enrollment if they failed, did not tolerate or refused PAP treatment. Patients with a body mass index above 32 kg/m², a CCC observed during a drug induced sleep endoscopy and combined central and mixed AHI above 25% at baseline polysomnography are to be excluded. - We presented 12-month data on the first 34 DREAM patients reaching 12-month follow-up as a late-breaking abstract at SLEEP 2023, a joint meeting of the American Academy of Sleep Medicine and the Sleep Research Society, demonstrating a 65% AHI responder rate, a 76% ODI responder rate and safety in line with expectations. These data are preliminary and not conclusive of final success of the DREAM trial.

On March 19, 2024, we announced that our DREAM trial achieved a statistically significant reduction in the co-primary endpoints of 12-month AHI responder rate, per the Sher criteria, and ODI responder rate, both on an ITT basis. Study participants entered the DREAM trial with a mean AHI of 28.0, mean ODI of 27.0 and mean body mass index of 28.5. At 12 months, 73 subjects were determined to be AHI responders, per the Sher criteria, resulting in an ITT AHI responder rate of 63.5% (p=0.002), and 82 subjects were determined to be ODI responders, resulting in an ODI responder rate of 71.3% (p<0.001). Subjects demonstrated a median 12-month AHI reduction of 70.8%, with similar AHI improvements in supine and non-supine sleeping positions. The safety results for the investigational treatment were favorable, with 11 serious SAEs in ten subjects resulting in an SAE rate of 8.7%. Out of the 11 SAEs, three were device related and there were three explants.

ACCCESS Trial

In July 2022, we announced that the FDA approved an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with CCC that have failed, did not tolerate, or refused PAP. In the ACCCESS trial, we plan to implant up to 106 subjects with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at twelve months post-implant. The first enrolled subjects have been implanted, and we anticipate completing implantation in late 2024.

Sales and Marketing

We have grown our commercial team to more than 15 individuals, including sales representatives, field engineers and marketing professionals, who collectively bring substantial medical device sales, education and clinical experience to support commercialization of the Genio system. We are initially targeting markets in Europe where we have identified a clear reimbursement pathway or execution strategy. In Germany, we have successfully obtained reimbursement under a dedicated DRG code for HGNS, and, in Switzerland, we recently obtained reimbursement under an OSA-specific DRG code by the BFS. Each of these reimbursement coverages includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. We began our commercial launch of the Genio system in July 2020. Our sales team in Germany consists of one country director and several representatives and field engineers, with support provided by our corporate team. We began marketing products in Switzerland and also secured first revenue in Spain in 2021 and we began commercialization in Finland in 2022 and in Austria in 2023.

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

We work with third parties to manufacture and supply the components of the implantable stimulator and external stimulator. The initial assembly of the different electronics components is done by different external suppliers. The final assembly of the external stimulator and the final manufacturing step of the implantable stimulator, the silicone molding, are done internally by our manufacturing teams in the clean rooms at our facilities in Tel Aviv, Israel, and Milmort, Belgium. The capacity of our facilities in Tel Aviv and Milmort is expected to cover our expected clinical and European commercial product demand for 2024. We are working with a U.S. third party manufacturer to cover our expected future U.S. commercial product demand.

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

Collaboration and License Agreements

Cochlear Collaboration Agreement

We and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which we and Cochlear agree to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. Cochlear has significant expertise in the development of implantable devices. The specific contributions and services to be used, applied and provided by both parties are further detailed in a document called “Statement of Work” that may be agreed upon by the parties from time to time. The initial Statement of Work was agreed upon by us and Cochlear on November 7, 2018 and is now complete. According to this Statement of Work, Cochlear evaluated various packaging technologies support us in the assessment of encapsulation technologies for the implantable stimulator. Additional Statements of Work were entered into on June 8, 2020 and January 30, 2023 and were both completed in 2023. Under the June 8, 2020 Statement of Work, Cochlear worked with us in developing and enhancing the next generation implantable stimulator, and we spent approximately €5.3 million on these efforts, of which €1.3 million was paid in June 2020, €1.4 million in September 2021, €1.2 million in February 2022 and €1.4 million in May 2023. Under the January 30, 2023 Statement of Work, Cochlear provided support in a transfer project to a U.S. third party manufacturer, for which we spent approximately €584,000. As no new Statement of Work was entered into and parties do not currently have the intention to enter into additional Statements of Work, the collaboration agreement can be considered as ended.

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

As of December 31, 2023, we have 199 granted or pending patent applications (both utility and design) comprised of 54 issued or allowed U.S. patents, 12 pending U.S. non-provisional applications, 1 pending international patent applications filed under the Patent Cooperation Treaty, or PCT, and 40 pending patent applications and 92 granted patents in jurisdictions outside the United States, including Australia, Canada, China, Europe, Hong Kong, Israel and Japan. The exclusivity terms of our patents depend upon the laws of the countries in which they are obtained. In the countries in which we currently file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. Current issued patents and patent applications covering our Genio system will expire on dates ranging from 2032 to 2034, if the applications are issued.

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

Prior to May 26, 2021, all medical devices placed on the EU market had to meet the relevant essential requirements laid down in Council Directive 93/42/EEC, or the Medical Devices Directive (MDD) and the Council Directive 90/385/EEC, or the Active Implantable Medical Devices Directive (AIMDD). Active Implantable Medical Devices, or AIMDs, are defined as medical devices that rely on a source of electrical energy or any source of power other than that generated by the body, which are totally or partially introduced, either surgically or medically, into the human body and intended to remain after the procedure.

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

As a general rule, demonstration of conformity of medical devices with the GSPRs must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. In order to demonstrate safety and effectiveness for their AIMDs and other medical devices, manufacturers must, save limited exceptions, conduct clinical investigations in accordance with the requirements of Annex VII and Annex XV to the MDR. Clinical investigations for medical devices usually require the approval of an ethics committees and approval by the national regulatory authorities. Both regulators and ethics committees also require the submission of periodic safety reports during a study and may request a copy of the final study report.

Once the product has been placed on the market in the EU, the manufacturer must comply with the vigilance reporting requirements under the MDR. In accordance with these vigilance reporting requirements, serious incidents must be reported to the relevant authorities of the EU member states, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. A serious incident is defined as any malfunction or deterioration in the characteristics or performance of a device made available on the market, including use-error due to ergonomic features, as well as any inadequacy in the information supplied by the manufacturer and any undesirable side-effect that directly or indirectly led, might have led or might lead to death, temporary or permanent serious deterioration of health state, or a serious public health threat. An FSCA can include the withdrawal of the device from the market, or a recall thereof. FSCAs must be communicated by the manufacturer or its legal representative to the users of the device through Field Safety Notices. Furthermore, the manufacturer must report any statistically significant increase in the frequency or severity of incidents that are not serious incidents or that are expected undesirable side-effects that could have a significant impact on the benefit-risk analysis and which have led or may lead to risks to the health or safety of patients, users or other persons that are unacceptable when weighed against the intended benefits. The significant increase shall be established in comparison to the foreseeable frequency or severity of such incidents in respect of the device, or category or group of devices, in question during a specific period as specified in the technical documentation and product information.

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

We obtained the CE-Mark for the Genio system under the AIMDD in March 2019. Additionally, we obtained the CE-Mark for the Genio 2.1 system under the MDR in July 2022. DEKRA Certification B.V., a Notified Body designated for regulatory review of medical devices and their manufacturers under applicable EU regulations, conducted the assessment of the manufacturers’ quality system and the technical dossiers for the Genio system and Genio 2.1 system and issued the certificate of conformity for the device.

Based on an agreement signed between the Company and DEKRA Certification B.V. in January 2024, the validity of the certificates issued by DEKRA Certification B.V. in accordance with the AIMDD in March 2019 in relation to the Genio system (granting CE-Mark for the Genio system), is extended until December 31, 2027.

In addition, our manufacturing facility is certified as compliant with ISO 13584:2016 and we are registered as a legal manufacturer in Belgium under the MDR. We also invest significant efforts to maintain compliance with the most updated and harmonized standards, as well as with local and international regulatory requirements.

United Kingdom Regulatory Framework and Operational Impacts Post-Brexit

The United Kingdom left the European Union on January 31, 2020 (commonly referred to as “Brexit”), with a transitional period that expired on December 31, 2020. The United Kingdom and the European Union entered into a trade agreement known as the Trade and Cooperation Agreement, or TCA, which came into effect on January 1, 2021. The TCA does not specifically refer to medical devices. However, as a result of Brexit, the MDR will not be implemented in the UK, and previous legislation that mirrored the MDR in the UK law has been revoked. The regulatory regime for medical devices in the UK will continue to be based on the requirements derived from previous EU legislation, and the UK may choose to retain regulatory flexibility or align with the MDR going forward. CE-Markings will continue to be recognized in the UK, and certificates issued by EU recognized Notified Bodies will be valid in the UK, until the earlier of June 30, 2028 or the expiration of the certificate for devices compliant with the MDD or AIMDD or until June 30, 2030 for devices compliant with the MDR. For medical devices placed on the UK market after this period, the UK Conformity Assessed, or UKCA, marking will be mandatory. In contrast, UKCA marking and certificates issued by UK Notified Bodies will not be recognized on the EU market. The TCA does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the “rules of origin” criteria will need to be reviewed. Depending on which countries products will ultimately be sold in, manufacturers may start seeking alternative sources for components if this would allow them to benefit from no tariffs. The rules for placing medical devices on the Northern Ireland market will differ from those in Great Britain. It remains to be seen how the UK rules will impact regulatory requirements for our product candidates and our product in the United Kingdom. We continue to evaluate the potential impacts on our business of the new Trade and Cooperation Agreement.

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

Device Premarket Regulatory Requirements

Before being introduced into the U.S. market, each medical device must obtain marketing authorization from the FDA through the premarket notification, or 510(k), process, the De Novo classification process or the premarket approval, or PMA, process, unless they are determined to be Class I devices or to otherwise qualify for an exemption from one of these available forms of premarket review and authorization by the FDA. Under the FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of controls needed to provide reasonable assurance of safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device. Class I devices are those for which reasonable assurance of safety and effectiveness can be maintained through adherence to general controls, which include compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, as well as regulations requiring facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. The Class I designation also applies to devices for which there is insufficient information to determine that general controls are sufficient to provide reasonable assurance of the safety and effectiveness of the device or to establish special controls to provide such assurance, but that are not life-supporting or life-sustaining or for a use which is of substantial importance in preventing impairment of human health, and that do not present a potential, unreasonable risk of illness or injury.

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

As part of its clinical trial oversight responsibilities, an IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to clinical trial subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical studies, including details of the protocol and eventually trial results, also must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on the ClinicalTrials.gov data registry. Information related to the product, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical studies after completion. Disclosure of the results of these studies can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The NIH Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and the government has brought enforcement actions against non-compliant clinical trial sponsors.

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

In the Consolidated Appropriations Act for 2023, Congress amended the FDCA to require the sponsor of any pivotal clinical trial that will be used to demonstrate the safety and effectiveness of a medical device marketing authorization submission to develop a diversity action plan for such trial, and if submission of an IDE application is required, to submit such diversity action plan to the FDA. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect device pivotal clinical trial planning and timing or what specific information FDA will expect in such plans, but if FDA objects to a sponsor’s diversity action plan and requires the sponsor to amend the plan or take other actions, it may delay trial initiation.

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

Healthcare Law and Regulation

If the Genio system is approved in the United States, we will have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws, false claims laws and price transparency reporting laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. These laws include the following:

●	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the Anti-Kickback Statute or specific intent in order to violate it;
●	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;
●	HIPAA imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
●	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;
●	the federal transparency requirements under the Physician Payments Sunshine Act require manufacturers of FDA-approved drugs, devices, biologics and medical supplies covered by Medicare or Medicaid to report, on an annual basis, to the Centers for Medicare and Medicaid Services, information related to payments and other transfers of value to physicians, teaching hospitals, and certain advanced non-physician health care practitioners, as well as ownership and investment interests held by physicians and their immediate family members; and
●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers.

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

State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. We also may be subject to, or may in the future become subject to, U.S. federal and state, and foreign laws and regulations imposing obligations on how we collect, use, disclose, store and process personal information. Nyxoah S.A. is not a covered entity or a business associate under HIPAA; however, it is indirectly affected by HIPAA because the protected health information held by investigators conducting Nyxoah clinical trials is subject to HIPAA and can only be used for Nyxoah research consistent with HIPAA requirements imposed on those investigators. In addition, state laws, such as the California Consumer Privacy Act (CCPA), govern the privacy and security of the personal information of individuals residing in such states, and may in certain circumstances, apply to health information. In addition to California, other states have implemented laws protecting identifiable health and personal information, and many of these laws differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts.

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

In December 2022, the U.S. Congress enacted the Consolidated Appropriations Act for 2023, an omnibus appropriations bill, which included amendments to the FDCA under the Food and Drug Omnibus Reform Act of 2022, or FDORA. In addition to the requirement that sponsors of pivotal trials submit diversity action plans for pivotal trials (see “Government Regulation—Regulatory Landscape in the United States—Device Clinical Studies”), FDORA included new requirements for cyber devices, defined as any medical device that is or includes software that is validated, installed, or authorized by the manufacturer; can connect to the internet; and may be vulnerable to cybersecurity threats. Under the FDORA amendments to the FDCA, any application for marketing authorization of the cyber device must include a software bill of materials and a cybersecurity plan describing the methods by which the manufacturer will monitor, identify and address cybersecurity vulnerabilities. Any failure by a cyber device manufacturer to comply with applicable cybersecurity requirements is considered a violation of the FDCA and will subject the manufacturer to enforcement actions and possibly legal sanctions.

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

Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, (so-called Schrems II decision, C - 311/18) the Court of Justice of the European Union, or the CJEU, invalidated the EU-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the European Union to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and alternative to the Privacy Shield), it made clear that reliance on such clauses for personal data transfers from the European Union to so-called third countries (i.e., countries outside the EEA), such as the United States or Russia alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Nevertheless, there have been recent developments towards more certainty in respect of EU-US personal data transfers. On July 10, 2023, the European Commission adopted an adequacy decision for a new mechanism for transferring data from the EU to the United States – the EU-US Data Privacy Framework, which provides EU individuals with several new rights, including the right to obtain access to their data, or obtain correction or deletion of incorrect or unlawfully handled data, and allows US companies to self-certify to the U.S. Department of Commerce their compliance with a set of agreed privacy principles in order to freely receive EU personal data. The adequacy decision followed the signing of an executive order introducing new binding safeguards to address the points raised in the Schrems II-judgment. Notably, the new obligations were geared to ensure that data can be accessed by U.S. intelligence agencies only to the extent necessary and proportionate and to establish an independent and impartial redress mechanism to handle complaints from Europeans concerning the collection of their data for national security purposes. The European Commission will continually review developments in the United States along with its adequacy decision. Adequacy decisions can be adapted or even withdrawn in the event of developments affecting the level of protection in the applicable jurisdiction.

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

Various states, such as California and Massachusetts, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements, in some cases more stringent than HIPAA, regulating the use and disclosure of health information and other personally identifiable information. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. Furthermore, California enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020, became enforceable by the California Attorney General on July 1, 2020, and has been dubbed the first “GDPR-like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined). The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act, or CPRA, recently passed in California. The CPRA will impose additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for high-risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions became effective on January 1, 2023, and additional compliance investment and potential business process changes may be required. Although the CCPA currently exempts certain health-related information, including clinical trial data, the CCPA and the CPRA may increase our compliance costs and potential liability. Similar laws have been adopted in other states (for example, Nevada, Virginia, Connecticut, Utah, Delaware, Florida, Indiana, Iowa, Montana, Oregon, Tennessee, Texas, and Colorado) or proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

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

Employees and Human Capital Resources

As of December 31, 2023, we employed 146.8 full-time equivalents (including employees and consultants), of which 61.4 were based in Europe (Belgium and Germany), 46.4 were based in Israel, 4 were based in Australia and 35 were based in the United States. None of our employees are represented by labor unions or covered by company specific bargaining agreements.

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

C.Organizational Structure

The following is a list of our significant subsidiaries:

	Country of		Percent
Name of undertaking	registration	Activity	holding
Nyxoah Ltd	Israel	Medical Technology Research and Development	100
Nyxoah Pty Ltd	Australia	Medical Technology Research and Development	100
Nyxoah, Inc.	United States	Medical Technology Research and Development; pre-commercialization activities	100
Nyxoah GmbH	Germany	Commercialization of medical devices	100

D.Property, Plant and Equipment

Type	Location	Size (square meters)	Expiry
Executive office	Mont-Saint-Guibert, Belgium	570	June 30, 2029
Offices	Milmort, Belgium	120	December 31, 2026
Manufacturing	Milmort, Belgium	140	N.A. (indefinite duration)
Executive office/Storage	Tel Aviv, Israel	1,356	December 31, 2027

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

We operate out of a leased site in Milmort, Belgium, which consists of 140 square meters (approximately 1,500 square feet) of manufacturing space (cleanroom) and 90 square meters (approximately 970 square feet) of office space and is home to our manufacturing activities. The lease for the office space in Milmort, Belgium expires on December 31, 2026. We can terminate the contract at any time with a notice period of six months. The lease for the manufacturing space in Milmort, Belgium is for an indefinite duration. We can terminate it as from January 1, 2026 with a notice period of eighteen months.

Nyxoah Ltd operates out of a leased site in Tel Aviv, Israel, which consists of 1,306 square meters (approximately 11,830 square feet) of office space and 50 square meters (approximately 540 square feet) of additional storage space and is home to our research and development and manufacturing activities. The lease for the site in Tel Aviv, Israel expires on December 31, 2025 and may be renewed for two additional years to bring the lease to December 31, 2027. We expect the lease extension pursuant to the renewal to occur, and the landlord may only reject the exercise of the lease extension by us if the landlord plans to pull down the building to construct a new one. The landlord must provide us notice of the decision not to extend the lease 120 days prior to the end of the lease period or prior to the planned demolition, whichever is earlier.

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

A.Operating Results

Overview

We are a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Our lead solution is the Genio system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulation therapy for the treatment of moderate to severe OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke. Our innovative technology platform is a first-of-its-kind hypoglossal nerve stimulation device designed to treat OSA through bilateral stimulation, by maintaining an open airway for a restful night’s sleep. We started generating revenue from the sale of the Genio system in Europe in July 2020, and during first quarter of 2023 enrollment in the Dream trial designed to support marketing authorization in the United States was completed. we are currently conducting our DREAM pivotal trial. We are developing a significant body of clinical evidence to further support the strong value proposition of the Genio system and its ability to improve the health and quality of life of OSA patients.

To date, our primary sources of capital have been private placements and public offerings of our common stock, debt financing agreements, and revenue from the sale of our products. Since inception, we have raised equity financing of €200.0 million. As of December 31, 2023, we had cash and cash equivalents of €21.6 million and financial assets of € 36.1 million, long-term debt of € 11.5 million and an accumulated deficit of €160.8 million. We project that our existing cash and cash equivalents and marketable securities should be sufficient to fund operations until the beginning of the fourth quarter of 2024. To meet our future working capital needs, management is actively exploring different financing avenues, including the public or private issuance of equity and debt financing. Additional funds are pivotal for diverse activities, in particular to launch the Genio system in the U.S. and the ongoing progression of research and development projects. This raises, however, a substantial doubt in respect of going concern as the current funds are not sufficient to cover a period of 12 months following the date of the Annual Report. We have devoted substantially all our resources to research and development activities related to our Genio system, including clinical and regulatory initiatives to obtain marketing approvals and have more recently begun to build our European commercialization infrastructure. During the year ended December 31, 2023, we generated revenue of €4.3 million and our net loss was €43.2 million. We expect that our, research and development and selling, general and administrative and other expenses will continue to increase as we expand our marketing efforts to increase sales of the Genio system, conduct clinical trials, including our pivotal DREAM trial and ACCCESS trial, seek for additional regulatory approvals and clearances and continue to invest in research and development to create product enhancements and enhance our product offering.

Key Factors and Trends

Obtaining regulatory approval in additional significant markets

We must successfully obtain timely approval or clearances and introduce new markets that gain acceptance with physicians. We are currently approved to market in Europe. And for our sales to grow, we will also need to receive FDA marketing authorization for the Genio system. We finalized the enrollment of the DREAM trial, which is our pivotal trial that we intend to rely on to receive marketing authorization in the United States. On March 19, 2024, we issued a press release announcing that the DREAM U.S. pivotal trial met its primary endpoints. For more information see “Item 4—Business—Clinical Results and Studies—Pivotal DREAM Trial” above. We expect to apply to the FDA for marketing authorization for the Genio system in the United States with the aim of being commercially available in the United States in late 2024. Our ability to expand the list of countries in which we are able to market and sell our system will significantly impact our revenue growth and the costs we incur in anticipation of such growth. Seeking for and obtaining regulatory approval for the Genio system in any of these countries is a long, expensive and uncertain process that can be impacted by numerous risks which are outside our control.

Growing and supporting our commercial organization.

We are committed to making additional investments in, and will continue to invest in recruiting, training and retaining experience and specialized sales teams. As of December 31, 2023, our European training, commercial and marketing team consists of eight professionals, who have substantial medical device sales and marketing, training and education as well as clinical experience and are operating from our headquarter in Belgium. Since the Genio system began being reimbursed under a dedicated DRG code in Germany, we have additionally invested in building up a dedicated direct sales and marketing organization of ten individuals, led by a country director in Germany. In order to grow our business with existing and new accounts, we will need to continue making significant investments in educating physicians, hospitals and patients in the advantages of the Genio system for the treatment of moderate to severe OSA.

Continuing to invest in developing clinical support.

Publication of clinical results by us can have a significant influence on whether the Genio system is used by physicians. We intend to continue investing in clinical studies on the Genio system. We are initially targeting markets in Europe where we have identified a country-specific reimbursement pathway or execution strategy. We obtained reimbursement coverage and began marketing in Germany in 2020 and Switzerland in 2021.We generated our first revenue in Spain in 2021 through local funding and we began commercialization in Finland in 2022. We generated our first revenue in Austria in 2023.

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

Need for additional capital

We expect to incur significant expenses and operating losses over the next few years, and we may need to raise additional capital in the future. We have so far been financed primarily by funds invested by our shareholders, including in connection with our initial public offering on Euronext Brussels in September 2020 and the listing of our ordinary shares on the Nasdaq Global Market in July 2021. Based on our current operating plan and our existing cash and cash equivalents of €21.6 million and financial assets of €36.1 million as of December 31,2023, we expect to be able to fund our operations until the beginning of the fourth quarter of 2024. However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our financial resources much faster than currently expected. Pursuant to the requirements of IAS 1.25-26, Presentation of Financial Statements - Going Concern, and as a result of our financial condition and other factors described herein, there is substantial doubt about our ability to continue as a going concern for a period of at least twelve months from the date of this Annual Report. See the report of our independent registered public accounting firm and Note 5.1 to our consolidated financial statements found elsewhere in this Annual Report. Our ability to continue as a going concern will depend on our ability to obtain additional funding, as to which no assurances can be given. See “Risk Factors—We will require additional capital in the future, which may not be available to us on commercially favorable terms, or at all. More specifically, there is substantial doubt about our ability to continue as a going concern for a period of at least twelve months from the date of this Annual Report and our ability to continue as a going concern will depend on our ability to obtain additional funding, as to which no assurances can be given as of the date of this Annual Report.”

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

Operating Expenses

Research and Development Expenses (in aggregate)

Research and development expenses (in aggregate) consist primarily of employee compensation, consulting and contractor’s fees, quality assurance and regulatory expenses, manufacturing and outsourced development expenses, clinical expenses, legal fees related patents and other related expenses, to support our products and the next generation of the Genio system. We expect to continue to invest in research and development expenses as we develop the next generation of the Genio system, investing in building a new product pipeline, continue to enroll additional patients in EliSA, and ACCCESS studies.

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

Other Operating Income/Expenses

Other operating income/expenses consist of the impact of the initial measurement and re-measurement of financial debt and the Australian R&D incentive subsidies receive by our subsidiary in Australia and as from 2023 the tax incentive in Belgium as well.

Results of Operations

Comparison of Year Ended December 31, 2022, and 2023

The following table summarizes our results of operations for the periods presented below:

	For the year ended		Year-Over-Year
	December 31		Change
(In Thousands)	2023	2022	Euro Change	% Change
Revenue	€4,348	3,084	1,264	41%
Cost of goods sold	(1,656)	(1,150)	(506)	44%
Gross Profit	€2,692	€1,934	758	39%
Research and development expenses	(26,651)	(15,861)	(10,790)	68%
General and administrative expenses	(21,687)	(18,855)	(2,832)	15%
Other operating income/(expenses)	544	283	261	92%
Operating loss for the period	(45,102)	(32,499)	(12,603)	39%
Financial income	4,174	6,763	(2,589)	(38)%
Financial expense	(3,729)	(4,320)	591	(14)%
Loss for the period before taxes	(44,657)	(30,056)	(14,601)	49%
Taxes	1,445	(1,169)	2,614	(224)%
Loss for the period	(43,212)	(31,225)	(11,987)	38%

Revenue

Revenue was €4.3 million for the year ended December 31, 2023, compared to €3.1 million for the year ended December 31, 2022. The increase in revenue was attributable to our growing commercialization of the Genio system, including in additional markets, such as Austria.

Cost of Goods Sold

Cost of goods sold was €1.7 million for the year ended December 31, 2023, compared to €1.2 million for the year ended December 31, 2022. The increase in cost of goods sold was attributable to our growing commercialization of the Genio system, including in additional markets, such Austria.

Research and Development Expenses (in aggregate)

Research and development expenses (in aggregate) increased by € 10.8 million, or 68.0%, from €15.9 million in 2022 to €26.7 million in 2023 due to the factors discussed below with respect to each component of research and development expenses (in aggregate).

Staff costs Expenses. Staff cost expenses increased by € 2.7 million, or 24%, from €11.1 million in 2022 to € 13.8 million in 2023 mainly due to an increase in staff to support our clinical, R&D and manufacturing activities.

Consulting and contractors’ fees Expenses. Consulting and contractors’ fees expenses increased by € 0.2 million, or 8%, from €2.6 million in 2022 to € 2.8 million in 2023 due to an increase in consulting and contractors’ fees to support our clinical, R&D and manufacturing activities.

Clinical Expenses. Clinical expenses decreased by €3.7 million, or 57%, from €8.6 million in 2022, to € 4.9 million in 2023. The decrease in clinical expense was mainly due to a decrease in clinical study activities due to finalizing enrollment of Dream Study.

Manufacturing and outsourced development Expenses. Manufacturing and outsourced development expenses increased by € 1.5 million, or 30%, from €5.0 million in 2022 to € 6.5 million in 2023 due to an increase in manufacturing and outsourced development expenses to support our clinical, R&D and manufacturing activities.

IP costs Expenses. Legal fee expenses increased by € 0.5 million, or 125%, from €0.4 million for the year ended December 31, 2022, to € 0.9 million for the year ended December 31, 2023. The increase is mainly due to the payment for in-licensing agreement with Vanderbilt University during 2023.

IT Expenses. IT expenses increased by € 1.8 million, or 100%, from €0.0 million for the year ended December 31, 2022, to € 1.8 million for the year ended December 31, 2023. The increase is mainly due to the start of a new ERP implementation.

Selling, General and Administrative Expenses (in aggregate)

Selling, general and administrative expenses (in aggregate) increased by € 2.8 million, or 15%, from €18.9 million in 2022 to €21.7 million in 2023 due to the factors discussed below with respect to each component of selling, general and administrative expenses (in aggregate).

Staff costs Expenses. Staff costs expenses increased by €0.9 million, or 12%, from €7.8 million in 2022 to €8.7 million in 2023 mainly due an increase in staff costs to support commercialization of Genio system in Europe and scale up of the Company in legal, finance, tax and IT matters.

Consulting and contractors’ fees Expenses. Consulting and contractors’ fees expenses increased by € 2.3 million, or 50%, from €4.5 million in 2022 to € 6.8 million in 2023 mainly due mainly due an increase in consulting and contractors’ fees costs to support commercialization of Genio system in Europe and scale up of the Company in legal, finance, tax and IT matters.

Legal fee Expenses. Legal fee expenses decreased by € 0.3 million, or 25%, from €1.0 million for the year ended December 31, 2022, to € 0.8 million for the year ended December 31, 2023. This decrease is mainly due to transaction costs for an amount of €494,000 related to the shelf registration and “at-the-market” offering (the “ATM”) in 2022.

Insurance fees Expenses. Insurance fees expenses decreased by € 0.5 million, or 35%, from €1.5 million for the year ended December 31, 2022, to € 1.0 million for the year ended December 31, 2023. The insurances fees expenses decreased mainly due to renegotiation of terms.

IT Expenses. IT expenses increased by € 0.7 million, or 130%, from €0.5 million for the year ended December 31, 2022, to € 1.2 million for the year ended December 31, 2023. The increase is mainly due to the start of a new ERP implementation.

Operating Loss

The increase of operating loss from €32.5 million in 2022 to € 45.1 million in 2023, or a change of € 12.6 million, was mainly due to increases of activities in all departments. We are currently conducting three clinical trials to continue gathering clinical data and obtain regulatory approvals. During first quarter of 2023 enrollment in the Dream trial designed to support marketing authorization in the United States was completed. We continue to enroll additional patients in EliSA, and ACCCESS studies. In line with its strategy, we continue to invest in research and development to improve and develop the next generation of the Genio system and prepare for scaling-up of production capacities.

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

Revenue

Revenue was €3.1 million for the year ended December 31, 2022, compared to €0.9 million for the year ended December 31, 2021. The increase in revenue was attributable to our growing commercialization of the Genio system, including in additional markets, such as Spain, Switzerland, Belgium, and Finland.

Cost of Goods Sold

Cost of goods sold was €1.2 million for the year ended December 31, 2022, compared to €303,000 for the year ended December 31, 2021. The increase in cost of goods sold was attributable to our growing commercialization of the Genio system, including in additional markets, such as Spain, Switzerland, Belgium, and Finland.

Research and Development Expenses (in aggregate)

Research and development expenses (in aggregate) increased by € 3.6 million, or 28.5%, from €12.3 million in 2021 to €15.9 million in 2022 due to the factors discussed below with respect to each component of research and development expenses (in aggregate).

Staff costs Expenses. Staff cost expenses increased by € 3.1 million, or 39%, from €8.0 million in 2021 to € 11.1 million in 2022 mainly due to an increase in staff to support our clinical, R&D and manufacturing activities.

Consulting and contractors’ fees Expenses. Consulting and contractors’ fees expenses increased by € 0.6 million, or 30%, from €2.0 million in 2021 to € 2.6 million in 2022 due to an increase in consulting and contractors’ fees to support our clinical, R&D and manufacturing activities.

Clinical Expenses. Clinical expenses increased by €4.6 million, or 115%, from €4.0 million in 2021, to € 8.6 million in 2022. The increase in clinical expense was mainly due to an increase in study activities of the on-going DREAM IDE in the United States, completion of the BETTER SLEEP trial implantations, continuous recruitment for the EliSA trial and launching the ACCCESS U.S. pivotal trial.

Other Expenses. Other expenses increased by €0.6 million, or 60%, from €1.0 million in 2021, to € 1.6 million in 2022. The increase in other expense was mainly due to an increase in supporting activities related to the scale up of the Company.

Legal fee Expenses. Legal fee expenses decreased by € 0.7 million, or 64%, from €1.1 million for the year ended December 31, 2021, to € 0.4 million for the year ended December 31, 2022. The decrease is mainly due to the payment for in-licensing agreement with Vanderbilt University during 2021.

Selling, General and Administrative Expenses (in aggregate)

Selling, general and administrative expenses (in aggregate) increased by € 4.1 million, or 28.2%, from €14.7 million in 2021 to €18.9 million in 2022 due to the factors discussed below with respect to each component of selling, general and administrative expenses (in aggregate).

Staff costs Expenses. Staff costs expenses increased by €4.1 million, or 111%, from €3.7 million in 2021 to €7.8 million in 2022 mainly due an increase in staff costs to support commercialization of Genio system in Europe and scale up of the Company in legal, finance, tax and IT matters.

Consulting and contractors’ fees Expenses. Consulting and contractors’ fees expenses decreased by € 2.0 million, or 31.8%, from €6.6 million in 2021 to € 4.5 million in 2022 due to variable compensations for an amount of €1.9 million for the year ended December 31, 2021 related to a cash-settled share based payment transaction.

Legal fee Expenses. Legal fee expenses increased by € 0.6 million, or 150%, from €0.4 million for the year ended December 31, 2021, to € 1.0 million for the year ended December 31, 2022. This increase is mainly due to transaction costs for an amount of €494,000 related to the shelf registration and “at-the-market” offering (the “ATM”).

Travel Expenses. Travel expenses increased by € 0.8 million, or 267%, from €0.3 million for the year ended December 31, 2021, to € 1.1 million for the year ended December 31, 2022. The travel expenses increased mainly due to the ongoing commercialization in Europe and the scale up of the Company.

Insurance fees Expenses. Insurance fees expenses increased by € 0.6 million, or 67%, from €0.9 million for the year ended December 31, 2021, to € 1.5 million for the year ended December 31, 2022. The insurances fees expenses increased mainly due to full year for Directors & Officers insurance following initial public offering in the United States in July 2021.

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

Operating Loss

The increase of operating loss from €26.2 million in 2021 to € 32.5 million in 2022, or a change of € 6.3 million, was mainly due to increases of activities in all departments. We are currently conducting three clinical trials to continue gathering clinical data and obtain regulatory approvals. In July 2022, we obtained IDE approval to start the ACCCESS trial in the United States. In line with its strategy, we continue to invest in research and development to improve and develop the next generation of the Genio system and prepare for scaling-up of production capacities.

Recently Issued Accounting Pronouncements

We applied for the first-time certain interpretations and amendments, which are effective for annual periods beginning on or before January 1, 2023. The new standards and amendments that apply for the first time in 2023 are not expected to have a material impact on our financial position, results of operations or cash flows and are described in Note 2.2 to our consolidated financial statements found elsewhere in this Annual Report.

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

Foreign Private Issuer Status

We currently report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10 - Q containing unaudited financial and other specified information, or current reports on Form 8 - K, upon the occurrence of specified significant events; and
●	Regulation FD, which regulates selective disclosures of material information by issuers.

B.Liquidity and Capital Resources

Overview

To date, our primary sources of capital have been private placements and public offerings of our common stock and debt financing agreements. Since inception, we have raised equity financing of €200.0 million. In September 2020, we raised €103.6 million as a result of the initial public offering of new shares on the Euronext. All of our shares were admitted to trading on the regulated market of Euronext Brussels under the symbol “NYXH”. In July 2021, we raised €75.0 million net of transaction costs as a result of the initial public offering of new shares on The Nasdaq Global Market. In December 2022, we entered into an “at-the-market” (“ATM”) sales agreement with Cantor Fitzgerald & Co. (“Cantor”) pursuant to which we may sell from time to time ordinary shares having an aggregate offering price of up to $50.0 million through Cantor, acting as our sales agent. Sales of our ordinary shares pursuant to this ATM program are subject to certain conditions specified in the sales agreement. Sales under the ATM program are registered on a shelf registration statement on From F-3 that we filed with the SEC in December 2022, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $200.0 million of our securities, inclusive of our ordinary shares sold under the ATM program. During 2023 we carried out several capital raises for a total amount of €18.9 million. All of our shares were admitted to trading on The Nasdaq Global Market under the symbol “NYXH”. As of December 31, 2023, we had cash and cash equivalents of €21.6 million and financial assets of €36.1 million and an accumulated deficit of €160.8 million. We project that our existing cash and cash equivalents and marketable securities should be sufficient to fund operations until the beginning of the fourth quarter of 2024.  To meet our future working capital needs, management is actively exploring different financing avenues, including the public or private issuance of equity and debt financing. Additional funds are pivotal for diverse activities, in particular to launch the Genio product in the U.S. and the ongoing progression of research and development projects. This raises, however, a substantial doubt in respect of going concern as the current funds are not sufficient to cover a period of 12 months following the date of the Annual Report. See the report of our independent registered public accounting firm and Note 5.1 to our consolidated financial statements found elsewhere in this Annual Report.

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2022 and 2023.

	Year ended December 31,
	2023	2022

	(In thousands)
Net cash used in operating activities	€(44,778)	€(28,756)
Net cash from (used in) investing activities	32,011	(89,946)
Net cash from (used in) financing activities	16,858	(983)
Effects of exchange rate changes	(369)	2,064
Change in cash and cash equivalents	€3,722	€(117,621)

Operating activities. Net cash used in operations was €44.8 million in 2023 compared to €28.8 million in 2022. The increase of cash used in operations of €16.0 million was primarily due to higher losses of €14.6 million that were mainly attributable to increased research and development expenses and selling, general and administrative general expenses, as described in more detail above. This increase was offset by a negative variation in the working capital and other non-cash adjustments.

Investing activities. Net cash from investing activities was €32.0 million in 2023 compared to €90.0 million in 2022. The change of €122.0 million compared to 2022 is mainly due to the fact that last year purchases of term accounts amounted to € 102.6 million offset by € 28.9 million term accounts reaching their maturity (after which the term deposit is held as cash), whilst in current year purchases of term accounts amounted to € 80 million offset by € 120.7 million term accounts reaching their maturity.

Financing activities. Net cash from financing activities in 2023, was €16.9 million compared to €(1.0) million in 2022. The increase was primarily derived from several capital increases during 2023. See Note 15 to our consolidated financial statements found elsewhere in this Annual Report.

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

We have consistently operated with deficits and sustained negative cash flows since our inception considering the significant research and development expenses incurred for the development and regulatory approval of the Genio device. As of December 31, 2023, our statement of financial position includes an accumulated loss of € 160.8 million and total assets of € 124.2 million. Current assets as of December 31, 2023 total €68.4 million, comprising €21.6 million in available cash and cash equivalents, and €36.1 million in marketable securities, primarily derived from previous public offerings.

Our current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its clinical trials only partially offset by our revenue generating activities outside the U.S. (which were which were €4.3 million in 2023 in the EU). Substantial revenue generation is expected to start following the launch of the Genio product in the U.S., which is dependent on obtaining marketing authorization in the United States for the Genio product from the FDA.

We project that our existing cash and cash equivalents and marketable securities should be sufficient to fund operations until the beginning of the fourth quarter of 2024. To meet our future working capital needs, management is actively exploring different financing avenues, including the public or private issuance of equity and debt financing. Additional funds are pivotal for diverse activities, in particular to launch the Genio product in the U.S. and the ongoing progression of research and development projects. This raises, however, a substantial doubt in respect of going concern as the current funds are not sufficient to cover a period of 12 months following the date of the Annual Report.

Although the additional funds have not been raised yet, given the positive outcome from the DREAM trial, we are confident that raising sufficient funding to continue our operations for at least 12 months following the date of the Annual Report should not pose significant challenges.

The accompanying consolidated financial statements have therefore been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Contractual Obligations

The following table sets out our contractual obligations and commitments due by period as of December 31, 2023:

	2023
(in EUR 000)	Lease Liability	Financial Debt	Trade & Other Payable
Less than 1 year	990	378	11,240
1 - 5 years	2,729	8,488	—
5+ years	748	4,608	—
TOTAL	€4,467	13,474	11,240

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

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position	Term (1)
Executive Officers
Olivier Taelman	52	Chief Executive Officer and Director	—
Loïc Moreau	44	Chief Financial Officer	—

Non-Executive Directors
Robert Taub	75	Non-Executive Director and Chairman	2024
Kevin Rakin	63	Non-Executive Director	2024
Pierre Gianello, M.D.	67	Non-Executive Director	2024
Jürgen Hambrecht, Ph.D.	77	Non-Executive Director	2024
Rita Johnson-Mills	64	Non-Executive Director	2024
Virginia Kirby	68	Non-Executive Director	2024
Wildman Ventures LLC (represented by Daniel Wildman)	67	Non-Executive Director	2024
(1)	The term of the mandates of the non-executive directors will expire immediately after the annual shareholders’ meeting held in the year set forth next to the director’s name.

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

Dr. Jürgen Hambrecht, Ph.D. served as a non-executive director from 2016 to 2017, and re-joined our Board of Directors in 2020. Dr. Hambrecht served BASF SE, a German company, in various responsibilities around the world for almost 45 years, lastly as CEO then Chairman of Supervisory Board until 2020. He has been member of the Supervisory Boards of Daimler AG, Daimler Truck AG, Fuchs Petrolub SE, Trumpf SE, Bilfinger SE and Lufthansa AG a.o. Dr. Hambrecht is member of the Board of AYA Gold&Silver (TSX: AYA.TO). He earned his doctorate in Chemistry from the University of Tuebingen, Germany.

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

B.Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of management for services in all capacities to us and our subsidiaries for the year ended December 31, 2023, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2023 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

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

The following annual remuneration and compensation of the directors applied for the year ended December 31, 2023:

Annual
Fixed Fee
(€)
Chairman – Non-Executive Director	82,000
Independent Director	45,000
Non-Executive Director	45,000
Additional fee for Audit Committee Member	9,000
Additional fee for Remuneration Committee Member	4,500
Additional fee for Science & Technology Committee Member	4,500
Additional fee for Nominating and Corporate Governance Committee Member	4,500

Additionally, for the year ended December 31, 2023, the chairman of the Audit Committee received runemeration and compensation at a rate equal to an annual fixed fee of €18,000, and the chairpersons of the Remuneration Committee, the Nomination and Corporate Governance Committee and the Science and Technology Committee received runemeration and compensation at a rate equal to an annual fixed fee of €9,000.

We also reimburse reasonable out-of-pocket expenses of directors (including travel and hotel expenses) incurred in performing the mandate of director.

Mr. Taelman, our chief executive officer and a member of our board of directors, does not receive any compensation for his service as a director. Additionally, there are no benefits upon the resignation of a director.

For the year ended December 31, 2023, the following remuneration or compensation (including reimbursement for out-of-pocket expenses) was due to the directors (excluding Olivier Taelman):

Fees Earned
(€)
Robert Taub	127,633
Kevin Rakin	68,593
Pierre Gianello, M.D.	175,634
Jürgen Hambrecht, Ph.D.	58,500
Rita Johnson-Mills	63,621
Virginia Kirby	59,218
Wildman Ventures LLC (represented by Daniel Wildman) (1)	71,278

(1)Member of board of directors as of January 8, 2023.

In addition, in the year ended December 31, 2023, all non-executive directors were granted 25,000 warrants under our 2021 Warrants Plan (except that Wildman Ventures LLC received 11,389 warrants under our 2021 Warrants Plan and 13,602 warrants under our 2022 Warrants Plan).

The table below provides an overview as of December 31, 2023, of the warrants held by our non-executive directors.

	Warrant Awards
	Number of
	Ordinary
	Shares	Warrant
	Underlying	Exercise Price	Warrant
	Warrants	(€)	Expiration Date
Robert Taub	25,000	12.95	June 8, 2027
Robert Taub	25,000	7.19	June 14, 2028
Kevin Rakin	25,000	12.95	June 8, 2027
Kevin Rakin	25,000	7.19	June 14, 2028
Pierre Gianello, M.D.	25,000	12.95	June 8, 2027
Pierre Gianello, M.D.	25,000	7.19	June 14, 2028
Jürgen Hambrecht, Ph.D.	25,000	12.95	June 8, 2027
Jürgen Hambrecht, Ph.D.	25,000	7.19	June 14, 2028
Rita Johnson-Mills	25,000	12.95	June 8, 2027
Rita Johnson-Mills	25,000	7.19	June 14, 2028
Virginia Kirby	25,000	12.95	June 8, 2027
Virginia Kirby	25,000	7.19	June 14, 2028
Wildman Ventures, LLC	25,000	7.19	June 14, 2028

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

The remuneration of the executive management currently consists of the following main remuneration components:

●	Base remuneration: annual base salary/fee (fixed);
●	Fringe benefits: includes a company car, laptop, phone and representation allowance;
●	Age and risk provisions: includes a pension plan with a fixed contribution and health insurance;
●	Short-term incentives: includes a yearly performance bonus. If a target is reached, the member receives the full bonus, but if the target is not reached, they receive less or no payout; and
●	Long-term incentives: includes participation in warrant incentive plans.

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

•

If objective is achieved <75%: in principle no payout (but Board can decides otherwise)

•

If objective is achieved >75% and <125%: payout between 75% and 125%, based on linear calculation

•

If objective is achieved >125%: board can decide payout >125

%
Calculation of bonus	The total bonus is composed of the sum of the payout levels related to the various performance criteria (if more than one)
Payment modalities	Payment in cash or equivalent 100% of the bonus is paid at once

Long-term incentive plan: share option plans

Main provisions	Short description
Frequency of offer	No pre-set frequency
Performance cycle	NA
Target number of offered share options	NA
Exercise price	Value of underlying shares at date of offer of share options
Exercise period	Five years from date of offer of share options
Performance criteria and corresponding offering levels	NA
Calculation of number of offered share options	NA
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

The following table sets forth information regarding compensation paid by us to Olivier Taelman, our chief executive officer, for the year ended December 31, 2023:

Compensation
(€)
Base salary	436,351
Performance bonus	301,500
Pension contributions	33,188
Fringe benefits(1)	36,057
(1)	Fringe benefits consist of company car (€4,599), laptop and mobile phone (€156), representation allowance (€4,200), health insurance (€5,824), life insurance (€19,860) and meal vouchers (€1,418).

In addition, in 2023, Mr. Taelman was granted 25,000 warrants under our 2021 Warrants Plan. There are no benefits upon termination of employment.

The following table sets forth information regarding compensation paid by us to Loïc Moreau, our chief financial officer, for the year ended December 31, 2023:

Compensation
(€)
Base salary	258,877
Performance bonus	183,807
Pension contributions	15,750
Fringe benefits(1)	10,253
(1)

Fringe benefits consist of company car (€2,939), laptop and mobile phone (€156), representation allowance (€3,000), health insurance (€2,490), sectoral premium and eco-vouchers (€250) and meal vouchers (€1,418).

In addition, in 2023, Mr. Moreau was granted 15,284 warrants under our 2021 Warrants Plan. There are no benefits upon termination of employment.

The table below provides an overview as of December 31, 2023 of the warrants held by the members of executive management.

	Warrant Awards
	Number of
	Ordinary
	Shares	Warrant
	Underlying	Exercise Price	Warrant
	Warrants	(€)	Expiration Date
Olivier Taelman	25,000 (2021 plan)	5.42	March 24, 2028
	24,930 (2021 plan)	5.42	March 24, 2028
	8,310 (2021 plan)	25.31	September 17, 2026

	320,000 (2020 plan)	11.94	April 7, 2025
	16,500 (2018 plan)	11.93	April 7, 2025
	33,500 (2018 plan)	6.52	July 29, 2024
Loïc Moreau	15,284 (2021 plan)	5.42	March 24, 2023
	45,000 (2021 plan)	5.42	March 24, 2028
	15,000 (2021 plan)	17.76	February 21, 2027

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

The warrants issued on December 12, 2018 gives the holder thereof right to acquire 500 ordinary shares, which accounts for the 500:1 share split which occurred on February 21, 2020. As of December 31, 2023, there were still 100 of such warrants outstanding which entitle the holders thereof to an aggregate of 50,000 of our ordinary shares. Each of the warrants issued on February 21, 2020, September 8, 2021 and December 28, 2022 gives the holder thereof to subscribe to one of our ordinary shares. As of December 31, 2023, there were still 2,229,750 of such warrants outstanding which entitle the holders thereof to an aggregate of 2,229,750 of our ordinary shares.

The duration of all our outstanding warrants is the shorter of ten years from the date of issuance or five years from the date of grant. With respect to warrants issued on December 12, 2018 and February 21, 2020, one-third of such warrants granted to and accepted by a beneficiary vested upon the date of the grant, after which one third of the warrants granted to and accepted by a beneficiary vested on each of the first and second anniversary of the grant date. With respect to warrants issued on December 12, 2018 and February 21, 2020, such warrants vested and became exercisable ten business days prior to the closing of our initial public offering on Euronext Brussels in September 2020. With respect to warrants issued on September 8, 2021 and December 28, 2022, in principle one-fourth of such warrants granted to and accepted by a beneficiary vest upon the date of the grant, after which one fourth of the warrants granted to and accepted by a beneficiary vest on each of the first, second and third anniversary of the grant date. With respect to the warrants granted to directors on June 8, 2022 and on June 14, 2023, such warrants vest in full and become exercisable on the first anniversary of the grant date.

The table below sets forth the details of all warrants granted under the warrant plans in force as of December 31, 2023, including the plan under which the warrants were granted, the offer date, exercise price, expiry date, number of warrants exercised, number of warrants voided and number of warrants outstanding. Aside from the warrants set forth in the below table, there are currently no other stock options, options to purchase securities, or other rights to subscribe for or purchase outstanding securities.

Aggregate
		Number of						number
		Warrants						and type of
		lapsed,					Number	Shares
		exercised					and type of	issuable
		or no				Exercise	Shares	upon
	Number of	longer	Number of			Price	issuable	exercise of
	Warrants	available	Warrants	Issue	Expiration	Warrant	per ESOP	outstanding
Name of Warrants Plan	Issued	for grant	outstanding	date	date	(€)	Warrant	Warrants
2018 Warrants Plan	525	425	100	12/12/2018	12/12/2028	3,259.91 (1)	500 Ordinary Shares	50,000 Ordinary Shares
5,966.59 (2)
2020 Warrants Plan	550,000	139,500	410,500	02/21/2020	02/21/2030	11.94	1 Ordinary Share	410,500 Ordinary Shares
2021 Warrants Plan	1,400,000	280,750	1,119,250	09/08/2021	09/08/2031	25.31 (3)	1 Ordinary Share	1,119,250 Ordinary Shares
17.76 (4)
13.82 (5)
12.95 (6)
9.66(7)
5.42(8)
6.36(9)
7.19(10)
2022 Warrants Plan	700,000	—	700,000	12/28/2022	12/28/2032	7.19(11)	1 Ordinary Share	700,000 Ordinary Shares
5.92(12)
							Total	2,279,250 Ordinary Shares
(1)	For 67 2018 Warrants granted in July 2019. This results in a subscription price of €6.52 (rounded) per new share.
(2)	For 33 2018 Warrants granted in April 2020. This results in a subscription price of €11.93 (rounded) per new share.
(3)	For 25,185 2021 Warrants granted and accepted in 2021 and 2022.
(4)	For 97,375 2021 Warrants granted and accepted in 2022.
(5)	For 58,875 2021 Warrants granted and accepted in 2022.
(6)	For 150,000 2021 Warrants granted and accepted in 2022.
(7)	For 6,250 2021 Warrants granted and accepted in 2022.
(8)	For 595,167 2021 Warrants granted and accepted in 2021, 2022 and 2023.
(9)	For 25,000 2021 Warrants granted and accepted in 2023.
(10)	For 161,398 2021 Warrants granted and accepted in 2023.
(11)	For 13,602 2022 Warrants granted and accepted in 2023.
(12)	For 42, 254 2022 Warrants granted and accepted in 2023.

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

Board Diversity Matrix (as of March 20, 2024)
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

The Belgian Code on Corporate Governance is based on a “comply or explain” system: Belgian listed companies are expected to follow the Belgian Code on Corporate Governance, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations. We apply the ten corporate governance principles contained in the Belgian Code on Corporate Governance and comply with the corporate governance provisions set forth in the Belgian Code on Corporate Governance, except in relation to the following:

●	In deviation of provision 4.14 of the Belgian Code on Corporate Governance, no independent internal audit function has been established. This deviation is explained by our size. Our audit committee will regularly assess the need for the creation of an independent internal audit function and, where appropriate, will call upon external persons to conduct specific internal audit assignments and will inform the board of directors of their outcome.
●	We do not exclude awarding share-based incentives to the non-executive directors. This is contrary to provision 7.6 of the Belgian Code on Corporate Governance that provides that no stock options should be granted to non-executive board members. We believe that this provision of the Belgian Code on Corporate Governance is not appropriate and adapted to take into account the realities of companies in the biotech and life sciences industry that are still in a development phase. Notably, the ability to remunerate non-executive directors with share options allows us to limit the portion of remuneration in cash that we would otherwise need to pay to attract or retain renowned experts with the most relevant skills, knowledge and expertise. We are of the opinion that granting non-executive directors the opportunity to be remunerated in part in share-based incentives rather than all in cash strengthens the alignment of their interests with the interests of our shareholders. This is in our interest and the interest of our stakeholders. Furthermore, this is customary for directors active in companies in the life sciences industry.
●	In deviation of provision 7.6 of the Belgian Code on Corporate Governance, the non-executive members of our board of directors do not systematically receive part of their remuneration in the form of shares. This deviation is explained by the fact that the interests of the non-executive members of our board of directors are considered to be sufficiently oriented to the creation of long-term value for our company, taking into account that some of the non-executive members of our board of directors will from time to time hold shares or warrants under our outstanding stock-based incentive plans, the value of which is based on the value of the shares. Therefore, a regular payment in shares is not deemed necessary.

●	Pursuant to article 7:91 of the Belgian CCA and provisions 7.6 and 7.11 of the Belgian Code on Corporate Governance, shares should not vest and share options should not be exercisable within three years as of their granting. Our board of directors has been explicitly authorized in our articles of association to deviate from this rule in connection with stock-based incentive plans, compensations, awards and issuances to our employees, directors and service providers and/or our subsidiaries (from time to time). We are of the opinion that this allows for more flexibility when structuring share-based awards.
●	In deviation of provision 7.9 of the Belgian Code on Corporate Governance, no minimum threshold of shares to be held by members of our executive management team is set. This deviation is explained by the fact that the interests of the members of the executive management team are considered to be sufficiently oriented to the creation of long-term value for our company, taking into account that some of them will from time to time hold shares or warrants under our outstanding stock-based incentive plans, the value of which is based on the value of the shares. Therefore, setting a minimum threshold of shares to be held by them is not deemed necessary.
●	In deviation of provision 7.12 of the 2020 Code, the board of directors does not include, in the contracts with the CEO and other members of executive management, provisions that would enable the Company to recover variable remuneration paid, or withhold the payment of variable remuneration, and specify the circumstances in which it would be appropriate to do so, insofar as enforceable by law. The Company believes that this provision of the 2020 Code is not appropriate and adapted to take into account the realities of companies in the life sciences industry that are still in a development phase nor considers that it is necessary to apply claw-back provisions as (i) the pay-out of the short-term variable remuneration, based on the achievement of one or more individual objectives and one or more Company objectives as set by the board of directors, is paid only upon achievement of those objectives, and (ii) the Company does not apply any other performance-based remuneration or variable compensation. Furthermore, the ESOP warrant plans set up by the Company contain bad leaver provisions that can result in the unexercised share options, whether vested or not, automatically and immediately becoming null and void if the agreement or other relationship between the holder and the (relevant subsidiary of the) Company is terminated for “cause”. Notwithstanding the Company’s position that warrants are not to be qualified as variable remuneration (when not depending on performance criteria), the board of directors is of the opinion that such bad leaver provisions sufficiently protect the Company’s interests and that it is therefore currently not necessary to provide for additional contractual provisions that give the Company a contractual right to reclaim any (variable) remuneration from the members of the executive management. For those reasons, there are no contractual provisions in place between the Company and the members of the executive management that give the Company a contractual right to reclaim from said executives any variable remuneration that would be awarded.

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

D.Employees

The number of employees by function and geographic location as of the end of the period for our fiscal years ended December 31, 2023, 2022 and 2021 was as follows:

	As at December 31,
	2023	2022	2021
By Function:
Sales, General & Administration	40.4	34.9	27.6
Research & Development	106.4	102.6	78.2
Total	146.8	137.5	105.8
By Geography:
Europe (Belgium & Germany)	61.4	55.9	37.8
Israel	46.4	44.6	46
Australia	4	6	7
United States	35	31	15
Total	146.8	137.5	105.8

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

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of March 18, 2024 by:

•	each of our directors and executive officers; and
•	each person beneficially owning more than 3% of our share capital; and
•	all of our directors and executive officers as a group.

To our knowledge and assuming that all of our ordinary shares listed on the Nasdaq Global Market are held by residents of the United States, as of March 18, 2024, we estimate that approximately 19.86% of our outstanding ordinary shares are held of record by seven residents of the United States. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including ordinary shares that can be acquired within 60 days of March 18, 2024. Ordinary shares subject to derivative securities currently exercisable or exercisable within 60 days of March 18, 2024 are deemed to be outstanding for computing the percentage ownership of the person holding these securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

The percentage ownership information shown in the table is based on 28,682,635 ordinary shares outstanding as of March 18, 2024.

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

	Ordinary Shares
	Beneficially
	Owned
Name of beneficial owner	Number	Percent
3% or Greater Shareholders:
Cochlear Investments Pty Ltd(1)	5,090,779	17.75%
Robert Taub(2)	3,415,514	11.90%
Entities affiliated with Gilde Healthcare(3)	3,153,822	11.00%
TOGETHER Partnership(4)	2,948,285	10.28%
Resmed Inc.(5)	1,619,756	5.65%
Jürgen Hambrecht(6)	1,369,000	4.77%

Executive Officers and Directors:
Robert Taub(2)	3,415,514	11.90%
Kevin Rakin(7)	148,500	*
Virginia Kirby(8)	30,560	*
Pierre Gianello(9)	36,560	*
Wildman Ventures LLC (as represented by Daniel Wildman)	—	*
Jürgen Hambrecht(6)	1,369,000	4.77%
Rita Johnson-Mills(10)	30,560	—
Olivier Taelman(11)	419,930	1.44%
Loïc Moreau (12)	63,369	*
All current directors and executive management as a group (9 persons)(13)	5,513,993	19.19%

* Represents beneficial ownership of less than one percent.

(1)

Consists of 5,090,779 ordinary shares held by Cochlear Investments Pty Ltd. The principal business address of Cochlear Investments Pty Ltd. is 1 University Avenue, Macquarie University, NSW 2109 (Australia). 100% of the share capital of Cochlear Investments Pty Ltd is owned by Cochlear Limited, a company which is listed on the Australian Securities Exchange and is not a controlled company.

(2)

Consists of  (i) 2,127,030 ordinary shares held by Robert Taub, a member of our board of directors, (ii) 696,000 ordinary shares held by Robelga SRL, a company controlled by Mr. Taub, (iii) 567,484 ordinary shares held by BMI Estate, a company controlled by Mr. Taub, and (iv) 25,000 ordinary shares issuable upon the exercise of warrants held by Mr. Taub that are immediately exercisable or exercisable within 60 days of March 18, 2024.

(3)

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

(4)

Consists of 2,948,285 ordinary shares held by TOGETHER Partnership. The principal business address of TOGETHER Partnership is Van Putlei 31, 2018 Antwerp, Belgium. TOGETHER Partnership is not a controlled entity.

(5)

Consists of 1,619,756 ordinary shares held by Resmed Inc. The principal business address of Resmed Inc. is 9001 Spectrum Center Boulevard., San Diego, CA 92123. Resmed Inc. is a public company that is listed on the New York Stock Exchange and is not a controlled company.

(6)

Consists of (i) 1,052,589 ordinary shares held by Dr. Hambrecht, a member of our board of directors, (ii) 291,411 ordinary shares held by JH Capital GmbH, a company controlled by Dr. Hambrecht, and (iii) 25,000 ordinary shares issuable upon the exercise of warrants held by Dr. Hambrecht that are immediately exercisable or exercisable within 60 days of March 18, 2024.

(7)

Consists of  (i) 78,030 ordinary shares held by Mr. Rakin, (ii) 45,470 ordinary shares held by Kevin L. Rakin Irrevocable Trust, and (iii) 25,000 ordinary shares issuable upon the exercise of warrants held by Mr. Rakin that are immediately exercisable or exercisable within 60 days of March 18, 2024.

(8)

Consists of  (i) 5,560 ordinary shares held by Ms. Kirby, and (ii) 25,000 ordinary shares issuable upon the exercise of warrants held by Ms. Kirby that are immediately exercisable or exercisable within 60 days of March 18, 2024.

(9)

Consists of (i) 11,560 ordinary shares held by Mr. Gianello, and (ii) 25,000 ordinary shares issuable upon the exercise of warrants held by Mr. Gianello that are immediately exercisable or exercisable within 60 days of March 18, 2024.

(10)

Consists of (i) 5,560 ordinary shares held by Ms. Johnson-Mills, and (ii) 25,000 ordinary shares issuable upon the exercise of warrants held by Mr. Johnson-Mills that are immediately exercisable or exercisable within 60 days of March 18, 2024.

(11)	Consists of 419,930 ordinary shares issuable upon the exercise of warrants held by Mr. Taelman that are immediately exercisable or exercisable within 60 days of March 18, 2024.
(12)	Consists of 50,142 ordinary shares issuable upon the exercise of warrants held by Mr. Moreau that are immediately exercisable or exercisable within 60 days of March 18, 2024.
(13)	Consists of (i) 4,893,921 ordinary shares and (ii) 620,072 ordinary shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 18, 2024.

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

Employment Agreement with Loïc Moreau

We are party to an employment agreement, dated October 8, 2021, with Loïc Moreau, our chief financial officer since January 1, 2022. Pursuant to the terms of his employment agreement, Mr. Moreau receives a base salary of €259,000, which amount is subject to increase, as well as a short term incentive and a long term incentive (in the form of the grant of warrants) in accordance with the Company’s remuneration policy as approved from time to time by the shareholders’ meeting of the Company. The employment agreement has an indefinite term and can be terminated by either us or Mr. Moreau at any time subject to prior notice in accordance with Belgian law. We can immediately terminate the employment agreement in case of serious cause.

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

B.Significant Changes

Other than the information set forth herein, there have been no significant changes since December 31, 2023.

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

E.Taxation

Material U.S. Federal Income Tax Considerations

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to ownership and disposition of ordinary shares by a U.S. holder (as defined below) that is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof; and the U.S.-Belgium Tax Treaty (as defined below) in each case as of and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of ownership and disposition of the ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning, and disposing of the ordinary shares in their particular circumstances.

This summary addresses only the U.S. federal income tax considerations for U.S. holders of our ordinary shares and that will hold such ordinary shares as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address all tax considerations that may be applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

●	banks, financial institutions or insurance companies;
●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
●	real estate investment trusts, regulated investment companies or grantor trusts;
●	persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities (including S Corporations), or persons that will hold the ordinary shares through such an entity;
●	persons that received our ordinary shares as compensation for the performance of services;
●	certain former citizens or long-term residents of the United States;
●	persons that hold our ordinary shares through a permanent establishment or fixed base outside the United States;
●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ordinary shares; and
●	holders that have a “functional currency” for U.S. federal income tax purposes other than the
●	U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of the ordinary shares.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of owning and disposing of our ordinary shares in its particular circumstances.

●	For the purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares that is (or is treated as), for U.S. federal income tax purposes:
●	an individual who is a citizen or resident of the United States;
●	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District
●	of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

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

A U.S. holder generally may claim the amount of any Belgian withholding tax as either a deduction from gross income or a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the same proportion of a U.S. holder’s U.S. federal income tax liability which such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ordinary shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Belgian income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Furthermore, Belgian income taxes that are withheld in excess of the rate applicable under the U.S.-Belgium Tax Treaty or that are refundable under Belgian law will not be eligible for credit against a U.S. holder’s federal income tax liability. Recently issued U.S. Treasury regulations may restrict the availability of foreign tax credits based on the nature of the tax imposed by foreign taxes without regard to such restrictions for taxable years ending prior to the year further guidance is issued. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of cash, including the funds raised in offerings of the ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income for purposes of the PFIC tests. If we are classified as a PFIC for any year with respect to which a U.S. holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns ordinary shares, regardless of whether we continue to meet the tests described above.

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets is generally determined in large part by reference to the market price of the ordinary shares, which is likely to fluctuate. Based on the foregoing, with respect to our 2024 taxable year, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current or future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the current or any future taxable year.

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

In the case of a redemption of ordinary shares, the redemption price (after deduction of the part of the paid-up fiscal capital represented by the ordinary shares redeemed) will be treated as dividend that is subject to a Belgian withholding tax of 30%, subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if such redemption is carried out on a stock exchange and meets certain conditions. In the event of a liquidation, a withholding tax of 30% will be levied on any distributed amount exceeding the paid-up fiscal capital, subject to such relief as may be available under applicable domestic or tax treaty provisions.

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

Belgian income tax

Belgian resident individuals

Belgian resident individuals who acquire and hold our ordinary shares as a private investment do not have to declare the dividend income in their personal income tax return since the 30% Belgian withholding tax fully discharges their personal income tax liability. If (and only if) the dividend income would be declared in the personal income tax return, it will be taxed at 30% or, if lower, at the progressive personal income tax rates applicable to the taxpayer’s overall declared income. The first €833 (amount applicable for income year 2024 per year and per taxpayer) of reported ordinary dividend income will be exempt from tax, subject to certain conditions. For the avoidance of doubt, all reported dividends (hence, not only dividends distributed on the shares) are taken into account to assess whether said maximum amount is reached.

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

Belgian resident companies

For Belgian resident companies, the dividend withholding tax does not fully discharge the corporate income tax liability. For such companies, the gross dividend income (including the Belgian withholding tax and excluding the foreign withholding tax, if any) must be declared in the corporate income tax return and will be added to their taxable income, which is, in principle, taxed at the ordinary corporate income tax rate of 25%. In certain circumstances and subject to certain conditions, a reduced corporate income tax rate of 20% applies to small companies and Medium Sized Enterprises (as defined by Article 1:24, §1 to §6 of the Belgian Code on Companies and Associations) on the first €100,000 of taxable profits.

Belgian resident companies can generally (although subject to certain conditions) deduct up to 100% of the gross dividend received from their taxable income, i.e. the dividend received deduction, provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds shares representing at least 10% of the share capital of the company or a participation in the company with an acquisition value of at least €2,500,000; (2) the shares have been held or will be held in full legal ownership for an uninterrupted period of at least one year; and (3) the conditions relating to the taxation of the underlying distributed income, as described in article 203 of the ITC are met (together the “Conditions for the application of the dividend received deduction regime”).

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

Belgian dividend withholding tax relief for non-residents

Dividends paid or attributed to non-resident individuals who do not use the ordinary shares in the exercise of a professional activity, may, subject to certain conditions and formalities, be eligible for the tax exemption with respect to ordinary dividends in an amount of up to €833 (amount applicable for income year 2024) per year and per taxpayer. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the ordinary shares) are taken into account to assess whether said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the ordinary shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied on up to such an amount be credited and, as the case may be, reimbursed. However, if no Belgian non- resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on up to such an amount could in principle be reclaimed by filing a request thereto addressed to the tax official (“Adviseur-generaal Centrum Buitenland”/“Conseiller-général du Centre Étranger”) appointed by article 206/1 of the Royal Decree implementing the ITC. Such a request has to be made at the latest on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities determined in the Royal Decree.

Belgian tax law provides for certain exemptions from withholding tax on Belgian source dividends distributed to non-resident investors. Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver within the meaning of Article 227, 3° ITC which implies that it has separate legal personality and has its tax residence outside of Belgium; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) provided that it is not contractually obliged to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the ordinary shares, nor obliged to pay a manufactured dividend with respect to the ordinary shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the Shares and that the above conditions are satisfied. The pension fund must then forward that certificate to us or our paying agent. As indicated above, Belgian (or foreign) OFPs not holding the ordinary shares — which give rise to dividends — for an uninterrupted period of 60 days in full ownership amounts to a rebuttable presumption that the arrangement or series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensembled’actes juridiques”) which are connected to the dividend distributions, are not genuine (“kunstmatig”/“non authentique”). In such case the withholding tax exemption will not apply.

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

If the non-resident company holds such a minimum participation for less than one year at the time the dividends are attributed to the ordinary shares, we must levy the withholding tax but do not need to transfer it to the Belgian Treasury provided that the non-resident company provides us or our paying agent with a certificate confirming, in addition to its qualifying status, the date as of which it has held the minimum participation, and its commitment to hold the minimum participation for an uninterrupted period of at least one year. The non-resident company must also inform us or our paying agent when the one-year period has expired or if its shareholding drops below 10% of our share capital before the end of the one year holding period. Upon satisfying the one-year holding requirement, the dividend withholding tax which was temporarily withheld, will be refunded to the non-resident company.

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

Capital gains realized by Belgian resident individuals on the disposal of the ordinary shares for consideration, outside the exercise of a professional activity, to a non-resident company (or a body constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity, each time established outside the EEA, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the sale, the Belgian resident individual has owned directly or indirectly, alone or with his/her spouse or with certain relatives, a substantial shareholding in us (i.e., a shareholding of more than 25% in us). Capital losses are, however, not tax deductible in such event.

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

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions (“Taxe sur les opérations de bourse”/“Taks op de beursverrichtingen”) at the rate of 0.35% (subject to a maximum amount of EUR 1,600 per party and per transaction) will in principle be levied upon the sale and purchase and any other acquisition or transfer for consideration of the ordinary shares on the secondary market if (i) it is entered into or carried out in Belgium through a professional intermediary, or (ii) deemed to be entered into or carried out in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence (“gewone verblijfplaats”/“residence habituelle”) in Belgium, or legal entities for the account of their seat or establishment in Belgium (both, a “Belgian Investor”). A separate tax is due from each of the seller and the purchaser, both collected by the professional intermediary. No tax on stock exchange transactions will be due on the issuance of the ordinary shares (primary market transaction).

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

Annual tax on securities accounts

The tax on securities accounts is an annual tax of levied at a rate of 0.15% that is levied on securities accounts of which the average value of taxable financial instruments exceeds EUR 1 million during a reference period of twelve consecutive months (in principle) starting on October 1 and ending on September 30 of the subsequent year. The taxable base is determined based on four reference dates: December 31, March 31, June 30 and September 30. If applicable, the amount of tax due is limited to 10% of the difference between the said average value of the taxable financial instruments and the threshold of €1 million.

The tax targets securities accounts held by resident individuals subject to Belgian personal income tax, resident companies subject to Belgian corporate income tax, companies and resident legal entities subject to Belgian legal entities tax, irrespective as to whether these accounts are held with a financial intermediary which is established or located in Belgium or abroad. The tax also applies to securities accounts held by non-resident individuals, companies and legal entities with a financial intermediary established or located in Belgium (individuals, companies and legal entities subject to Belgian non-resident tax). Securities accounts that form part of the business property of a Belgian establishment of a non-resident as referred to in Article 229 ITC, wherever the intermediary is incorporated or established (in Belgium or abroad), are also subject to the annual tax. The financial instruments envisaged include not only shares, bonds and notes, but also derivatives. Each securities account would be assessed separately.

There are various exemptions, such as securities accounts held by specific types of regulated entities for their own account.

A financial intermediary is defined as (i) the National Bank of Belgium, the European Central Bank and foreign central banks performing similar functions, (ii) a central securities depository included in article 198/1, §6, 12°ITC, (iii) a credit institution or a stockbroking firm as defined by Article 1, §3 of the Law of 25 April 2014 on the status and supervision of credit institutions and investment companies and (iv) the investment companies as defined by Article 3, §1 of the Law of 25 October 2016 on access to the activity of investment services and on the legal status and supervision of portfolio management and investment advice companies, which are, pursuant to national law, admitted to hold financial instruments for the account of customers.

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

Common Reporting Standard

Following recent international developments, the exchange of information is governed by the Common Reporting Standard, or CRS. On March 7, 2024, 122 jurisdictions have signed the multilateral competent authority agreement, or MCAA. The MCAA is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.

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

On December 9, 2014, EU Member States adopted Directive 2014/107/EU on administrative cooperation in direct taxation, or DAC2, which provides for mandatory automatic exchange of financial information as foreseen in CRS. DAC2 amends the previous Directive on administrative cooperation in direct taxation, Directive 2011/16/EU.

The mandatory automatic exchange of financial information by EU Member States as foreseen in DAC2 started as of September 30, 2017 (as of September 30, 2018 for Austria).

The Belgian government has implemented said Directive 2014/107/EU, respectively the Common Reporting Standard, per the Law of December 16, 2015 regarding the exchange of information on financial accounts by Belgian financial institutions and by the Belgian tax administration, in the context of an automatic exchange of information on an international level and for tax purposes.

As a result of the Law of December 16, 2015, the mandatory automatic exchange of information applies in Belgium (i) as of income year 2016 (first information exchange in 2017) towards the EU Member States, (ii) as of income year 2014 (first information exchange in 2016) towards the US and (iii), with respect to any other non-EU States that have signed the MCAA, as of the respective date as determined by the Royal Decree of June 14, 2017. The Royal Decree provides that (i) for a first list of 18 countries, the mandatory exchange of information applies as of income year 2016 (first information exchange in 2017) and for a second list of 44 countries, the mandatory automatic exchange of information applies as of income year 2017 (first information exchange in 2018), (iii) as from 2019 (for the 2018 financial year) for another single jurisdiction and (iv) as from 2020 (for the 2019 financial year) for a third list of 6 jurisdictions.

Investors who are in any doubt as to their position should consult their professional advisers

The proposed financial transactions tax

On February 14, 2013, the European Commission published a proposal, or the “Commission’s Proposal, for a Directive for a common financial transaction tax, or FTT, to be levied on transactions in financial instruments by financial institutions if at least one of the parties to the transaction is located in the ‘FTT- zone’ as defined in the Commission’s Proposal. It was approved by the European Parliament in July 2013. Originally, the adopted Commission’s Proposal foresaw the financial transaction tax for 11 “Participating Member States” (Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia). However, on March 16, 2016 Estonia formally withdrew from the group of states willing to introduce the FTT. The actual implementation date of the FTT would depend on the future approval of the European Council and consultation of other EU institutions, and the subsequent transposition into local law.

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

According to the latest draft of this new FTT proposal (submitted by the German government), the FTT would be levied at a rate of at least 0.2 per cent. of the consideration for the acquisition of ownership of shares (including ordinary and any preference shares) admitted to trading on a trading venue or a similar third country venue, or of other securities equivalent to such shares, or Financial Instruments, or similar transactions (e.g. an acquisition of Financial Instruments by means of an exchange of Financial Instruments or by means of a physical settlement of a derivative). The FTT would be payable to the Participating Member State in whose territory the issuer of a Financial Instrument has established its registered office. According to the latest draft of the new FTT proposal, the FTT would not apply to straight notes. Like the Commission’s Proposal, the latest draft of the new FTT proposal also stipulates that once the FTT enters into force, the Participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax).

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

Additionally, earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the functional currency of subsidiaries at the rate of exchange at each closing date, the impact of which is reported as a foreign exchange gain or loss in the consolidated statements of comprehensive income. Most foreign exchange transactions were denominated in USD, NIS, or AUD for the subsidiaries that have functional currency in Euro. For the years ended December 31, 2023 and 2022, if the USD strengthened by 5% against the Euro with all other variables held constant, net loss for the year then ended would have been with zero impact and €54,000 lower, respectively. For the years ended December 31, 2023 and 2022, if the USD weakened by 5% against the Euro with all other variables held constant, net loss for the year then ended would have been with zero impact and €60,000 higher, respectively. For the years ended December 31, 2023 and 2022, if the NIS strengthened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €29,000 lower and €122,000 lower, respectively. For the years ended December 31, 2023 and 2022, if the NIS weakened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €29,000 higher and €79,000 higher, respectively. For the years ended December 31, 2023 and 2022, if the AUD strengthened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €33,000 lower and €73,000 lower, respectively. For the years ended December 31, 2023 and 2022, if the AUD weakened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €36,000 higher and €80,000 higher, respectively.

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

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that our disclosure controls and procedures were not effective as of December 31, 2023 due to the fact that the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting” continued to exist at December 31, 2023, as discussed below.

B.Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. We have a program for the review of our internal control over financial reporting to ensure compliance with the requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting as of December 31, 2023 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on the evaluation performed, management concluded that the material weaknesses reported in previous years still exists as of December 31, 2023 and are related to

●	Insufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, as well as a lack of sufficient oversight of external advisors;
●	Lack of a comprehensive risk based control assessment to establish an effective structure of internal controls, which leads to insufficient procedures and controls, including IT General Controls, to ensure that accurate financial statements can be prepared and reviewed on a timely basis for annual reporting purposes.

To address the material weaknesses identified, our management has taken, and continues to take, several remedial actions. In 2023 we implemented a new ERP system that went live on January 1, 2024.  We have designed and validated a set of basic ITGC controls in 2023 and will implement the full ITGC scope in the new ERP system in 20024. We continue to engage an external professional advisor that is evaluating and validating the design effectiveness of our internal control framework and, based on the outcomes of such evaluation, we are continuing to adapt our internal controls.

While our management has taken, and continues to take, steps to remediate the material weaknesses, the material weaknesses have not yet been resolved as of December 31, 2023, and remediation is ongoing as described above.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Our failure to correct these material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operation and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. See “Risk Factors— In connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2023, we identified material weaknesses in our internal control over financial reporting. Additionally, we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.”

As a result of the material weaknesses described above that have not yet been resolved as of December 31, 2023, we have concluded that our internal control over financial reporting was not effective as of December 31, 2023.

Notwithstanding these material weaknesses and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2023, our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), believes that the consolidated financial statements contained in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

C.Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report from our Registered Public Accounting Firm regarding internal control over financial reporting of due to our Emerging Growth Company status and due to the transition period established by rules of the SEC for newly public companies.

D.Changes in Internal Control Over Financial Reporting

The following changes in our internal control over financial reporting occurred during the period covered by this Annual Report that have materially affected our internal control over financial reporting:

●	We hired additional personnel with sufficient experience with U.S. listed companies and knowledge of the Sarbanes-Oxley Act, IFRS, SEC and PCAOB requirements to meet our needs and further bolstered existing staffs’ technical knowledge and expertise; and
●	We performed a gap analysis and updated the design of our internal control framework and continue to have the control design effectiveness evaluated and validated by a third party.

These actions were taken based on the following material weaknesses previously identified by Management as of December 31, 2022: (i) insufficient procedures and controls, including IT General Controls, to ensure that accurate financial statements can be prepared and reviewed on a timely basis for annual reporting purposes and; (ii) insufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training.

As of December 31, 2023, Management concluded that the material weaknesses reported in previous years still exists as of December 31, 2023 and are related to

●	Insufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, as well as a lack of sufficient oversight of external advisors;
●	Lack of a comprehensive risk based control assessment to establish an effective structure of internal controls, which leads to insufficient procedures and controls, including IT General Controls, to ensure that accurate financial statements can be prepared and reviewed on a timely basis for annual reporting purposes.

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

Item 16C.Principal Accountant Fees and Services

Our financial statements have been prepared in accordance with IFRS and are audited by EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV,

EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV has served as our independent registered public accountant for each of the years ended December 31, 2021, December 31, 2022 and December 31, 2023 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV.

	Year ended December 31,
	2023	2022

	(in thousands)
Audit Fees	€433	€567.0
Audit-Related Fees (1)	80	45.0
Tax Fees(2)	20	20.6
All Other Fees (3)	13	18.0
Total	€546	€650.6
(1)	Audit-Related Fees are primarily for services related to SEC filings, including comfort letters, consents and comment letters.
(2)	Tax Fees are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.
(3)	All Other Fees please describe the nature of the products and/or services provided by the principal accountant, other than the serves reported in the footnotes above.

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

Item 16H.Mine Safety Disclosure

Not Applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

Item 16J.Insider Trading Policy

Not applicable.

Item 16K.Cybersecurity

We recognize the critical importance of maintaining the trust and confidence of customers, patients, business partners and employees toward our business and are committed to protecting the confidentiality, integrity and availability of our business operations and systems. Our board of directors is involved in oversight of our risk management activities, and cybersecurity represents an important element of our overall approach to risk management. Our cybersecurity policies, standards, processes and practices are based on recognized frameworks established by the National Institute of Standards and Technology, or NIST, and other applicable industry standards. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Cybersecurity Risk Management and Strategy; Effect of Risk

We face risks related to cybersecurity such as unauthorized access, cybersecurity attacks and other security incidents, including as perpetrated by hackers and unintentional damage or disruption to hardware and software systems, loss of data, and misappropriation of confidential information. To identify and assess material risks from cybersecurity threats, we maintain a comprehensive cybersecurity program to ensure our systems are effective and prepared for information security risks, including regular oversight of our programs for security monitoring for internal and external threats to ensure the confidentiality and integrity of our information assets. We consider risks from cybersecurity threats alongside other company risks as part of our overall risk assessment process. We employ a range of tools and services, including regular network and endpoint monitoring, audits, vulnerability assessments and threat modeling to inform our risk identification and assessment. As discussed in more detail under “Cybersecurity Governance” below, our board of directors provides oversight of our cybersecurity risk management and strategy processes, which are led by our Chief Financial Officer.

We also identify our cybersecurity threat risks by comparing our processes to standards set by the National Institute of Standards and Technology, or NIST. To provide for the availability of critical data and systems, maintain regulatory compliance, manage our material risks from cybersecurity threats, and protect against and respond to cybersecurity incidents, we undertake the following activities:

●	monitor emerging data protection laws and implement changes to our processes that are designed to comply with such laws;
●	through our policies, practices and contracts (as applicable), require employees, as well as third parties that provide services on our behalf, to treat confidential information and data with care;
●	employ technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence;

●	provide regular, mandatory training for our employees and contractors regarding cybersecurity threats as a means to equip them with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices;
●	conduct cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data;
●	leverage the NIST incident handling framework to help us identify, protect, detect, respond and recover when there is an actual or potential cybersecurity incident; and
●	carry information security risk insurance that provides protection against the potential losses arising from a cybersecurity incident; and

Our incident response plan coordinates the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate damage to our business and reputation.

Our processes also address cybersecurity threat risks associated with our use of third-party service providers, including our suppliers and manufacturers or who have access to patient and employee data or our systems. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on third parties that have access to our systems, data or facilities that house such systems or data, and continually monitor cybersecurity threat risks identified through such diligence. Additionally, we generally require those third parties that could introduce significant cybersecurity risk to us to agree by contract to manage their cybersecurity risks in specified ways, and to agree to be subject to cybersecurity audits, which we conduct as appropriate.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading “We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology or loss of data, including any cyber security incidents, could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability which could harm our ability to operate our business effectively and adversely affect our business and reputation,” which disclosures are incorporated by reference herein.

We have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents were immaterial.

Cybersecurity Governance; Management

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management. Our board of directors, as assisted by our science and technology committee, is responsible for the oversight of risks from cybersecurity threats.

Our board of directors and science and technology committee receive updates from management of our cybersecurity threat risk management and strategy processes covering topics such as data security posture, progress towards pre-determined risk-mitigation-related goals, and material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. Our board of directors and science and technology committee also receive prompt and timely information regarding any material cybersecurity incident, as well as ongoing updates regarding any such incident until it has been addressed.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our Chief Financial Officer. Our Chief Financial Officer is informed about and monitors the prevention, mitigation, detection, and remediation of cybersecurity incidents through his management of, and participation in, the cybersecurity risk management and strategy processes described above. As discussed above, our Chief Financial Officer reports to our board of directors and science and technology committee about cybersecurity threat risks, among other cybersecurity related matters.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19.Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1*	Articles of Association of Nyxoah SA (English Translation)

2.1*	Articles of Association of Nyxoah SA (English Translation) (included in Exhibit 1.1)

2.2*	Description of Securities

4.1+	Cochlear Collaboration Agreement, dated November 2018, by and between the registrant and Cochlear Limited	Form F-1	333-257000	10.1	06/10/2021

4.2+	Man& Science SA License Agreement, by and between the registrant and Cephalix SA, Glucobel SA, Surgical Electronics SA and Man& Science SA, among others, as amended by the Confirmatory Addendum to the Multiparty Agreement, dated as of June 23, 2016, by and between the registrant and Cephalix SA, Surgical Electronics SA and Man& Science SA and as further amended by the Clarification of the Confirmatory Addendum to the Multiparty Agreement, dated as of February 10, 2020, by and between the registrant and Man& Science SA.	Form F-1	333-257000	10.2	06/10/2021

4.3+	Unprotected Lease Contract, dated as of August 20, 2020, by and between Nyxoah Ltd. and Block 7093 Parcel 162 Ltd. (English Translation)	Form F-1	333-257000	10.3	06/10/2021

4.4#	Form of 2013 Share Incentive Plan (English Translation)	Form F-1	333-257000	10.4	06/10/2021

4.5#	Form of 2016 Warrants Plan (English Translation)	Form F-1	333-257000	10.5	06/10/2021

4.6#	Form of 2018 Warrants Plan (English Translation)	Form F-1	333-257000	10.6	06/10/2021

4.7#	Form of 2020 Warrants Plan (English Translation)	Form F-1	333-257000	10.7	06/10/2021

4.8#	Form of 2021 Warrants Plan (English Translation)	Form S-8	333-261233	99.5	11/19/2021

4.9#	Form of 2022 Warrants Plan (English Translation)	Form S-8	333-269410	99.1	01/25/2023

4.10#	Sales Agreement, dated as of December 22, 2022, by and between Nyxoah SA and Cantor Fitzgerald & Co.	Form S-3	333-268955	1.2	12/22/2022

4.11*	First Addendum, dated November 15, 2023, to Unprotected Lease Contract, by and between Nyxoah Ltd. and Block 7093 Parcel 162 Ltd. (English Translation)

4.12*+	Second Addendum, dated November 30, 2023, to Unprotected Lease Contract, by and between Nyxoah Ltd. and Block 7093 Parcel 162 Ltd. (English Translation)

8.1*	List of Subsidiaries of the registrant

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1**	Section 1350 Certification of Chief Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2**	Section 1350 Certification of Chief Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, independent registered public accounting firm

97.1*	Form of Clawback Policy of the Registrant

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

Date: March 20, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Nyxoah S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nyxoah SA (the Company) as of December 31, 2023 and 2022, the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5.1 to the financial statements, the Company has suffered recurring losses from operations, sustained negative cash flows since its inception and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 5.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV

We have served as the Company’s auditors since 2016

Diegem, Belgium

March 20, 2024

NYXOAH SA

CONSOLIDATED BALANCE SHEETS

(in thousands)

		As at December 31
	Notes	2023	2022
ASSETS
Non-current assets
Property, plant and equipment	7	€4,188	€2,460
Intangible assets	8	46,608	39,972
Right of use assets	9	3,788	3,159
Deferred tax asset	29	56	47
Other long-term receivables	10	1,166	173
		€55,806	€45,811
Current assets
Inventory	11	3,315	882
Trade receivables	12	2,758	1,463
Other receivables	12	3,212	1,775
Other current assets		1,318	1,284
Financial assets	14	36,138	76,968
Cash and cash equivalents	13	21,610	17,888
		€68,351	€100,260
Total assets		€124,157	€146,071

EQUITY AND LIABILITIES
Capital and reserves
Capital	15	4,926	4,440
Share premium	15	246,127	228,275
Share based payment reserve	16	7,661	5,645
Other comprehensive income	15	137	176
Retained loss		(160,829)	(118,212)
Total equity attributable to shareholders		€98,022	€120,324

LIABILITIES
Non-current liabilities
Financial debt	17	8,373	8,189
Lease liability	9	3,116	2,586
Pension liability	26	9	—
Provisions		185	59
Deferred tax liability	29	9	—
		€11,692	€10,834
Current liabilities
Financial debt	17	364	388
Lease liability	9	851	719
Trade payables	18	6,155	4,985
Current tax liability	29	1,988	3,654
Other payables	19	5,085	5,167
		€14,443	€14,913
Total liabilities		€26,135	€25,747
Total equity and liabilities		€124,157	€146,071

The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(in thousands)

		For the year ended December 31
	Notes	2023	2022	2021
Revenue	20	€4,348	€3,084	€852
Cost of goods sold	20	(1,656)	(1,150)	(303)
Gross profit		€2,692	€1,934	€549
Research and Development Expense	22	(26,651)	(15,861)	(12,344)
Selling, General and Administrative Expense	23	(21,687)	(18,855)	(14,712)
Other income/(expense)	24	544	283	265
Operating loss for the period		(45,102)	(32,499)	(26,242)
Financial income	27	4,174	6,763	3,675
Financial expense	28	(3,729)	(4,320)	(2,072)
Loss for the period before taxes		(44,657)	(30,056)	(24,639)
Income taxes	29	1,445	(1,169)	(2,980)
Loss for the period		(43,212)	(31,225)	(27,619)

Loss attributable to equity holders		(43,212)	(31,225)	(27,619)

Other comprehensive income/(loss)
Items that may not be subsequently reclassified to profit or loss (net of tax)
Remeasurements of post-employment benefit obligations, net of tax	26	81	70	(68)
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		(120)	(96)	121
Total other comprehensive income/(loss)		€(39)	€(26)	€53
Total comprehensive loss for the year, net of tax		€(43,251)	€(31,251)	€(27,566)
Loss attributable to equity holders		€(43,251)	€(31,251)	€(27,566)

Basic loss per share (in EUR)	30	€(1.545)	€(1.209)	€(1.161)
Diluted loss per share (in EUR)	30	€(1.545)	€(1.209)	€(1.161)

The accompanying notes are an integral part of these consolidated financial statements

NYXOAH SA

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

		Attributable to owners of the parent
				Share
				based	Other
		Common	Share	payment	comprehensive	Retained
	Notes	shares	premium	reserve	income	loss	Total
Balance at January 1, 2021		€3,796	€150,936	€2,650	€149	€(60,341)	€97,190
Loss for the period		—	—	—	—	(27,619)	(27,619)
Other comprehensive income for the period		—	—	—	53	—	53
Total comprehensive income/(loss) for the period		—	—	—	€53	€(27,619)	€(27,566)
Equity-settled share-based payments
Granted during the period		—	—	1,270	—	—	1,270
Exercised during the period		71	2,626	(793)	—	793	2,697
Issuance of shares for cash		560	82,058	—	—	—	82,618
Transaction cost		—	(7,587)	—	—	—	(7,587)
Total transactions with owners of the company recognized directly in equity		631	77,097	477	—	793	78,998
Balance at December 31, 2021		€4,427	€228,033	€3,127	€202	€(87,167)	€148,622

		Attributable to owners of the parent
				Share
				based	Other
		Common	Share	payment	comprehensive	Retained
	Notes	shares	premium	reserve	income	loss	Total
Balance at January 1, 2022		€4,427	€228,033	€3,127	€202	€(87,167)	€148,622
Loss for the period		—	—	—	—	(31,225)	(31,225)
Other comprehensive loss for the period		—	—	—	(26)	—	(26)
Total comprehensive loss for the period		—	—	—	€(26)	€(31,225)	€(31,251)
Equity-settled share-based payments
Granted during the period	16	—	—	2,698	—	—	2,698
Exercised during the period	15	6	242	(180)	—	180	248
Issuance of shares for cash	15	7	—	—	—	—	7
Total transactions with owners of the company recognized directly in equity		13	242	2,518	—	180	2,953
Balance at December 31, 2022		€4,440	€228,275	€5,645	€176	€(118,212)	€120,324

		Attributable to owners of the parent
				Share
				based	Other
		Common	Share	payment	comprehensive	Retained
	Notes	shares	premium	reserve	income	loss	Total
Balance at January 1, 2023		€4,440	€228,275	€5,645	€176	€(118,212)	€120,324
Loss for the period		—	—	—	—	(43,212)	(43,212)
Other comprehensive income for the period		—	—	—	(39)	—	(39)
Total comprehensive loss for the period		—	—	—	€(39)	€(43,212)	€(43,251)
Equity-settled share-based payments
Granted during the period	16	—	—	2,611	—	—	2,611
Exercised during the period	16	2	60	(18)	—	18	62
Expired during the period	16	—	—	(577)	—	577	—
Transaction cost	15	—	(340)	—	—	—	(340)
Issuance of shares for cash	15	484	18,132	—	—	—	18,616
Total transactions with owners of the company recognized directly in equity		486	17,852	2,016	—	595	20,949
Balance at December 31, 2023		€4,926	€246,127	€7,661	€137	€(160,829)	€98,022

The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

		For the year ended December 31
	Notes	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(44,657)	€(30,056)	€(24,639)
Adjustments for
Finance income	27	(4,174)	(6,763)	(3,675)
Finance expenses	28	3,729	4,320	2,072
Depreciation and impairment of property, plant and equipment and right-of-use assets	7,9	1,398	1,119	783
Amortization of intangible assets	8	962	813	879
Share-based payment transaction expense	16	2,611	2,698	1,270
Remeasurement of recoverable cash advances	17	(324)	(247)	(346)
Increase/(decrease) in provisions		216	37	(13)
Other non-cash items		(256)	(356)	(249)
Cash generated before changes in working capital		€(40,495)	€(28,435)	€(23,918)
(Increase)/decrease in inventory		(2,433)	(536)	(291)
(Increase)/decrease in trade and other receivables		(1,540)	7	(2,523)
Increase/(decrease) in trade and other payables		479	615	1,670
Cash generated from changes in operations		(43,989)	(28,349)	(25,062)
Interests received		—	3	—
Income tax paid		(789)	(410)	(274)
Net cash generated from / (used in) operating activities		(44,778)	(28,756)	(25,336)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(2,500)	(886)	(1,469)
Capitalization of intangible assets	8	(8,462)	(15,463)	(10,348)
Purchase of financial assets - current		(80,018)	(102,620)	—
Proceeds from sale of financial assets - current		120,681	28,913	—
Interest income on financial assets		2,310	110	—
Net cash generated from / (used in) investing activities		€32,011	€(89,946)	€(11,817)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(757)	(772)	(500)
Repayment of other loan	17	(83)	(83)	(83)
Interests paid		(192)	(130)	(385)
Repayment of recoverable cash advance	17	(396)	(216)	(280)
Proceeds from issuance of shares, net of transaction costs	15	18,337	255	77,728
Other financial costs		(51)	(37)	(8)
Net cash generated from / (used in) financing activities		16,858	(983)	76,472
Movement in cash and cash equivalents		4,091	(119,685)	39,319
Effect of exchange rates on cash and cash equivalents		(369)	2,064	3,890
Cash and cash equivalents at January 1	13	17,888	135,509	92,300
Cash and cash equivalents at December 31	13	€21,610	€17,888	€135,509

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

Nyxoah SA has four wholly owned subsidiaries: Nyxoah Ltd, a subsidiary of the Company since October 21, 2009 (located in Israel and incorporated on January 10, 2008 under the name M.L.G. Madaf G. Ltd), Nyxoah Pty Ltd since February 1, 2017 (located in Australia), Nyxoah Inc. since May 14, 2020 (located in the USA) and Nyxoah GmbH since July 26, 2023 (located in Germany).

These consolidated financial statements have been authorized for issue on March 20, 2024 by the Board of Directors of the Company.

2.Material accounting policies

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

The Company confirms that despite the conflict between Israel and Hamas, operations are continuing notably regarding R&D and production with no major impact and the assets are currently safeguarded. The Company is not suffering impact of this conflict.

2.2.New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2023

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments and interpretations apply for the first time in 2023, but do not have an impact on the consolidated financial statements of the Company:

₋	IFRS 17 Insurance Contracts (applicable for annual periods beginning on or after January 1, 2023)
₋	Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information (applicable for annual periods beginning on or after January 1, 2023)
₋	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (applicable for annual periods beginning on or after January 1, 2023)
₋	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (applicable for annual periods beginning on or after January 1, 2023)
₋	Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules (effective immediately – disclosures are required for annual periods beginning on or after 1 January 2023). The Company has adopted these amendments, however they are not yet applicable for the current reporting year as the Company’s consolidated revenue is currently below the threshold of €750 million.

The following amendments have had an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s financial statements.

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

-

Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (applicable for annual periods beginning on or after 1 January 2024).

-	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (applicable for annual periods beginning on or after January 1, 2024).
-

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (applicable for annual periods beginning on or after 1 January 2024, but not yet endorsed in the EU).

-	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (applicable for annual periods beginning on or after 1 January 2025, but not yet endorsed in the EU).

None of the IFRS standards issued, but not yet effective are expected to have a material impact on the Company’s financials.

2.3.Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2023, 2022 and 2021.

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

2.11.    Inventory

Inventories consist of raw materials, work-in-progress and finished goods of the Genio® System and related components. Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows: cost of direct materials and labor and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs. The cost is assigned using the FIFO (“first-in-first-out”) method. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

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

2.14.   Employee Benefits

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

2.15.   Share-Based Compensation

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

2.16.   Provisions

A provision is set up by the Company if, at the reporting date, the Company has a present obligation, either legal or constructive, as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate of the amount can be made.

2.17.   Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated life and the lease term. Right-of-use assets are subject to impairment, but no impairment has been identified in fiscal year 2021, 2022 and 2023.

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

2.18.   Revenue

The Company continues the commercialization of its Genio® system in Europe, targeting customers primarily comprised of hospitals and distributors. Our internal sales force directly serves hospitals, while distributors are used in locations without a direct commercial presence. Revenue recognition aligns with the satisfaction of performance obligations under contractual agreements, with contracts having a single, short-term performance obligation.

Performance obligation is deemed fulfilled at a specific point in time when the customer gains control of the Genio® system, either upon product shipment or delivery, per the terms outlined in contractual agreements. The Genio® system, delivered as a kit of products simultaneously, is treated as a singular performance obligation.

Variable consideration including volume rebates

Revenue undergoes adjustments for variable consideration and other factors influencing the transaction price. Notably, some contracts may entail a volume discount, offering a free Genio® system for meeting or exceeding a specified purchase volume over a generally 12-month period. The Company allocates a portion of the transaction price to the free Genio® system, determined by the relative standalone fair value, unless reasonably certain the purchase volume threshold won’t be met. The Company only includes an amount of variable consideration, estimated in accordance with the most likely amount or expected value method, in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company provides customers with a limited right of return for products in case of non-conformity or performance issues. Since product returns have been historically de-minimis, we haven’t factored in a revenue reduction related to variable considerations for returns.

Warranty obligations

The Company provides a three-year warranty on the Genio® system for general repairs of defects that existed at the time of sale. The assurance-type warranties are accounted for as warranty provisions which is currently not material.

2.19.   Recoverable cash advances and other government grants

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

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is deducted from the carrying amount of the asset and is reflected in the income statement as a reduction in the amortization expense of the asset concerned on a systematic basis over the life of the asset.

2.20.   Segment Reporting

Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.

2.21.   Significant events and transactions of the reporting period

On March 29, 2023, the Company issued 393,162 new shares for an aggregate capital increase of €2.5 million (including share premium). The Company raised $2.8 million in gross proceeds pursuant to the Company’s $50 million at-the-market (“ATM”) program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The shares were purchased by Nyxoah shareholder Cochlear Limited, and the proceeds will be used for general corporate purposes.

On March 30, 2023, the Company raised €13.35 million private placement financing from the sale of 2,047,544 new ordinary shares at a price per share of €6.52 (approximately U.S. $7.10 at the March 23, 2023 exchange rate), the closing price on Euronext Brussels on March 23, 2023. Gross proceeds total €13.35 million (approximately U.S. $15 million at the March 23, 2023 exchange rate) and will be used for general corporate purposes.

On April 17, 2023, the Company issued 375,000 shares pursuant to the Company’s $50 million at-the-market (“ATM”) program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale.

On July 14, 2023, the Company issued 2,000 shares pursuant to an exercise of subscription rights.

On August 29, 2023, the Company issued 10,000 shares pursuant to an exercise of subscription rights.

Consequently, on December 31, 2023, the Company’s registered capital amounts to €4.9 million, represented by 28 673 985 shares.

3.Capital Management

The Company’s objectives when managing capital are to maintain sufficient liquidity to meet its working capital requirements and fund capital investment in order to safeguard its ability to continue operating as a going concern. The capital structure of the Company consists of equity attributable to the shareholders, such as share capital, share premium, reserves and retained loss, and of borrowings. The capital of Nyxoah SA amounts to €4.9 million at December 31, 2023 (2022: €4.4 million). Total cash and cash equivalents amount to €21.6 million at December 31, 2023 (2022: €17.9 million). Term account amounts to €36.1 million at December 31, 2023 (2022: €77.0 million). The current cash situation and the anticipated cash generation are the most important parameters in assessing the capital structure. The Company’s policy is to maintain a strong capital base in order to maintain investor confidence in its capacity to support the future development of its operations.

The Company monitors capital regularly to ensure that its ability to continue operating as a going concern (we refer to 5.1) and the legal capital requirements are met and may propose capital increases to the Shareholders’ Meeting to ensure the necessary capital remains intact.

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

Furthermore, the Company is not exposed to any material credit risk from trade receivables or other receivables. Other receivables are mainly due by the tax incentive in Australia and Belgium and there is limited risk associated to this receivable.

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

	2023 rates		2022 rates		2021 rates
Currency	Closing	Average	Closing	Average	Closing	Average
NIS	3.97763	3.98960	3.78240	3.53440	3.51590	3.82077
AUD	1.62033	1.63002	1.57630	1.51430	1.56150	1.57494
USD	1.10377	1.08242	1.07270	1.05170	1.13260	1.18274

Based on the Company’s foreign currency exposures at the level of the consolidated income statement, varying the above foreign exchange rates to reflect positive and negative changes of 5.0 % of the NIS, AUD and USD would have the following impact:

(in EUR 000)		Effect on loss (before tax)			Effect on pretax equity
Change in foreign exchange rate		NIS	USD	AUD	NIS	USD	AUD
2023	5%	29	—	33	56	54	352
	(5)%	(29)	—	(36)	(59)	(60)	(389)
2022	5%	122	54	73	141	113	364
	(5)%	(79)	(60)	(80)	(58)	(125)	(403)
2021	5%	18	4	64	37	13	284
	(5)%	(18)	(5)	(71)	(39)	(14)	(314)

4.4.Interest rate risk

The Company has a significant amount of cash in EUR and USD for which the EUR cash position may be subject to negative interest rates above a certain level. The EUR cash balance at December 31, 2023 amounts to €21.6 million. The hedging strategy as described in the section foreign currency risk does also bring benefits in terms of cash management whereby the option premium received exceeds the negative return on the EUR cash balance.

Without taking into account the impact of the FX vanilla options on the interest rate risk, an increase (decrease) in the interest rate by 5.0%, would lead to an interest expense (gain) of €3 877 (€3 877).

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

Please refer to note 5.1 on going concern consideration.

Contractual undiscounted maturities of financial liabilities at December 31, are as follows:

	As at December 31
	2023			2022
	Lease	Financial	Trade &	Lease	Financial	Trade &
(in EUR 000)	Liability	Debt	Other Payable	Liability	Debt	Other Payable
Less than 1 year	990	378	11,240	802	400	10,152
1 - 5 years	2,729	8,488	—	2,594	6,456	—
5+ years	748	4,608	—	134	7,115	—
Total	4,467	13,474	11,240	3,530	13,971	10,152

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

The derivative financial liabilities and assets which consists of foreign currency swaps are measured at fair value through profit and loss. Fair value is determined by the financial institution and is based on foreign currency swap rates and the maturity of the instrument.

	Carrying value		Fair value
	As at December 31		As at December 31
(in EUR 000)	2023	2022	2023	2022
Financial Assets
Other long-term receivables (level 3)	1,166	173	1,166	173
Trade and other receivables (level 3)	5,627	3,237	5,627	3,237
Foreign currency swaps (level 2)	343	1	343	1
Other current assets (level 3)	1,318	1,284	1,318	1,284
Cash and cash equivalents (level 1)	21,610	17,888	21,610	17,888
Financial Assets (level 1)	36,138	76,968	36,138	76,968

Financial liabilities
Financial debt (level 3)	63	146	60	138
Foreign currency swaps (level 2)	90	10	90	10
Recoverable cash advances (level 3)	8,674	8,431	8,674	8,431
Trade and other payables (level 1 and 3)	11,150	10,142	11,150	10,142

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

5.1.Critical Judgments

Going Concern

The Company has consistently operated with deficits and sustained negative cash flows since its inception considering the significant research and development expenses incurred for the development and regulatory approval of the Genio device. As of December 31, 2023, the Company’s statement of financial position includes an accumulated loss of €160.8 million and total assets of €124.2 million. Current assets as of December 31, 2023 total €68.4 million, comprising €21.6 million in available cash and cash equivalents, and €36.1 million in marketable securities, primarily derived from previous public offerings.

The Company’s current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its clinical trials only partially offset by the Company’s revenue generating activities outside the U.S. (which were €4.3 million in 2023 in the EU). Substantial revenue generation is expected to start following the launch of the Genio product in the U.S., which is dependent on obtaining marketing authorization in the United States for the Genio product from the FDA.

The Company projects that its existing cash and cash equivalents and marketable securities should be sufficient to fund operations until the beginning of the fourth quarter of 2024. To meet the Company’s future working capital needs, management is actively exploring different financing avenues, including the public or private issuance of equity and debt financing. Additional funds are pivotal for diverse activities, in particular to launch the Genio product in the U.S. and the ongoing progression of research and development projects. This raises, however, a substantial doubt in respect of going concern as the current funds are not sufficient to cover a period of 12 months following the date of the Annual Report.

Although the additional funds have not been raised yet, given the positive outcome from the DREAM trial, the Company is confident that raising sufficient funding to continue its operations for at least 12 months following the date of the Annual Report should not pose significant challenges.

The accompanying consolidated financial statements have therefore been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

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

5.2.Critical Accounting Estimates and Assumptions

Recoverable Cash Advances

The Company benefits from recoverable cash advances granted by the Walloon Region. These are in substance financial liabilities of the Company towards the Region. The determination of the amount of the financial liability is subject to a high degree of subjectivity and requires the Company to make estimates of the future sales it will derive in the future from the products that benefited from the support of the Region.

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

At December 31, 2019, for the first time the Company capitalized amount of development costs for the first generation of the Genio® System. This amount includes costs related to the development of the Genio® System which received CE Mark approval in March 2019 and related improvements. Therefore, the Company is of the opinion that, from March 2019, development expenditures do meet capitalization criteria. The Company uses an estimate for certain research and development expenses related to the Genio® System and related improvements to determine the amount to be capitalized or recorded as an expense. Accordingly, the costs incurred for the first generation of the Genio® System have been recognized as development assets for a total amount of €11.4 million. No additional costs have been capitalized since July 2020. In addition, the Company started capitalizing the development costs for the improved second generation of the Genio® System and additional clinical studies as from July 2020. The total capitalized cost for the improved second generation and the additional clinical studies amounts to €37.3 million as of December 31, 2023 (2022: €29.6 million). See note 8.

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

When performing the impairment test, management needs to make significant judgments, estimates and assumptions. The Company bases its impairment calculation on detailed budgets and forecast calculations generally covering a period of three years (since the Company is in an early commercial stage). For longer periods, a growth rate is calculated and applied to future cash flows projected. See note 8.

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

6.Subsidiaries

For all years ended as at December 31, 2023, 2022 and 2021 respectively, the Company owns 100% of the shares of Nyxoah Ltd, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.

The Company also owns 100% of the shares of Nyxoah Pty Ltd, an Australian company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.

The Company also owns 100% of the shares of Nyxoah Inc, an American company located in Delaware that was incorporated in May 2020 and has a share capital of USD 1.

The Company also owns 100% of the shares of Nyxoah GmbH, a German company located in Eschborn that was acquired in July 2023 and has a share capital of EUR 25 000.

7.Property, Plant and Equipment

	Furniture and
	office	Leasehold	Laboratory	Assets under
(in EUR 000)	equipment	improvements	equipment	construction	Total
Cost
Opening Gross value January 1, 2022	858	555	858	691	2,962
Additions	255	184	420	27	886
Exchange differences	(33)	(35)	(28)	—	(96)
Cost at December 31, 2022	1,080	704	1,250	718	3,752
Additions	127	55	141	2,055	2,378
Transfers	—	578	140	(718)	—
Other	—	—	(7)	—	(7)
Exchange differences	(25)	(23)	(23)	—	(71)
Cost at December 31, 2023	1,182	1,314	1,501	2,055	6,052
Depreciation
Opening accumulated depreciation January 1, 2022	(563)	(229)	(150)	—	(942)
Depreciation charge	(137)	(85)	(170)	—	(392)
Exchange differences	23	12	7	—	42
Depreciation at December 31, 2022	(677)	(302)	(313)	—	(1,292)
Depreciation charge	(160)	(145)	(297)	—	(602)
Exchange differences	17	8	5	—	30
Depreciation at December 31, 2023	(820)	(439)	(605)	—	(1,864)
Net book value at December 31, 2022	403	402	937	718	2,460
Net book value at December 31, 2023	362	875	896	2,055	4,188

In 2023, acquisitions were mainly related to the US production line under construction for an amount of €2.1 million, laboratory equipment for an amount of €0.1 million (2022: €420,000) and furniture and office equipment for an amount of €127,000 (2022: €255,000). Additions to leasehold improvements in 2023 amount to €55,000 (2022: € 184,000). The total amount of purchases of property, plant and equipment in the consolidated statements of cash flow is higher than the additions due to the tax incentive relating to investments of 2023 amounting to €122,000.

There has been a transfer from asset under construction for an amount of €0.7 million to leasehold improvement (€0.6 million) and laboratory equipment (€140,000).

The line Other relates to tax incentive in Belgium on the investments of 2022. We refer to note 10 for more details.

The depreciation charge amounts to €0.6 million in 2023 and to €392,000 in 2022.

8.Intangible assets

	Development	Patents and
(in EUR 000)	cost	licenses	Total
Cost
Opening value at January 1, 2022	25,610	591	26,201
Additions	15,463	—	15,463
Cost at December 31, 2022	41,073	591	41,664
Additions	8,085	—	8,085
Other	(487)	—	(487)
Cost at December 31, 2023	48,671	591	49,262
Amortization
Opening amortization at January 1, 2022	(837)	(42)	(879)
Amortization	(771)	(42)	(813)
Amortization at December 31, 2022	(1,608)	(84)	(1,692)
Amortization	(920)	(42)	(962)
Amortization at December 31, 2023	(2,528)	(126)	(2,654)
Net book value at December 31, 2022	39,465	507	39,972
Net book value at December 31, 2023	46,143	465	46,608

There is only one development project: The Genio® system. The Company started amortizing the first-generation Genio® system in 2021. The amortization amounted to €1.0 million for 2023 and is included in Research and development expenses. The remaining amortization period of this development asset is 11 years.

The Company continues to incur in 2023 development expenses with regard to the improved second-generation Genio® system and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio® System in certain countries. The total capitalized development expenses amounted to €8.1 million and €15.5 million for 2023 and 2022, respectively. The total amount of capitalization of intangible assets in the consolidated statements of cash flow is higher than the additions due to the tax incentive relating to investments of 2023 amounting to €377,000.

The line Other relates to tax incentive in Belgium. We refer to note 10 for more details.

In accordance with the accounting principle, the intangible assets are tested annually for impairment during the development period. The Genio® system is currently a unique product line developed by the Company and the Company determined that it has two cash generating units, Genio® system in Europe and Genio® system in the United States, for which a value in use analysis has been performed. The discount rates over the expected term that the assets will generate economic benefits are:

	Europe	US
Discount rate	11.9%	13.0%

The discount rates have been determined by reference to the analyst reports covering the Company which are available.

Based on the current operating budget as approved by the Board of Directors, the Company’s management prepared cash flow forecasts, which covers a 3-year period and an appropriate extrapolation of cash flows beyond 2026. A sensitivity analysis has been performed concluding that a reasonable change in the WACC and/or forecasted growth rate would not lead to an impairment.

9.Right of use assets and lease liabilities

The Company has lease contracts for buildings and vehicles used in its operations. Leases of building have lease terms between six and eighteen years, while motor vehicles generally have lease terms between four and five years. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Company is restricted from assigning and subleasing the leased assets and some contracts require the Company to maintain certain financial ratios. The Company also has certain leases of office equipment and bicycles with low value and machinery, equipment and buildings for a short term. The Company applies the “short-term lease” and “lease of low-value assets” recognition exemptions for these leases. We refer to note 31.2 for the impact on income statement for these “short-term leases” and “leases of low-value assets”.

The carrying amounts of right-of-use assets recognized and the movements during the period is as follows:

		Motor
(in EUR 000)	Building	vehicles	Total
Cost
Opening value at January 1, 2022	3,443	670	4,113
Additions	368	433	801
Disposal	—	(94)	(94)
Exchange difference	(187)	—	(187)
Cost at December 31, 2022	3,624	1,009	4,633
Additions	—	396	396
Disposal	—	(34)	(34)
Lease modification	1,093	12	1,105
Exchange difference	(113)	—	(113)
Cost at December 31, 2023	4,604	1,383	5,987
Depreciation
Opening accumulated depreciation at January 1, 2022	(688)	(207)	(895)
Depreciation charge	(530)	(198)	(728)
Disposal	—	94	94
Exchange difference	55	—	55
Depreciation at December 31, 2022	(1,163)	(311)	(1,474)
Depreciation charge	(535)	(261)	(796)
Disposal	—	34	34
Exchange difference	37	—	37
Depreciation at December 31, 2023	(1,661)	(538)	(2,199)
Net book value at December 31, 2022	2,461	698	3,159
Net book value at December 31, 2023	2,943	845	3,788

In 2023, the Company did enter into new lease agreements for €396,000 compared to €0.8 million in 2022. The lease modification amounted to €1.1 million (2022: no lease modification) and mainly related to the extension of the contract of buildings in Belgium and Israel. The repayments of lease liabilities amounted to €0.9 million (2022: €0.8 million). The depreciations on the right of use assets amounted to €0.8 million and €0.7 million for 2023 and 2022, respectively.

For the year ended December 31, 2023, the Company recognized no gain or loss on disposal (2022: no gain or loss on disposal).

The maturity analysis of lease liabilities is disclosed in note 4.5.

(in EUR 000)	2023	2022
Lease debt at January 1	3,305	3,319
New lease debts	397	798
Rent expense paid	(886)	(772)
Accretion of interest	129	98
Lease modification	1,105	—
Exchange differences	(83)	(138)
Lease debt at December 31	3,967	3,305

	As at December 31
(in EUR 000)	2023	2022
Non-current lease liabilities	3,116	2,586
Current lease liabilities	851	719
Total	3,967	3,305

10. Other long-term receivables

The increase in other long-term receivables is due to a tax incentive in Belgium for an amount of €1.0 million mainly in relation to certain development activities and clinical trials. The Company recognizes the incentive as a long-term receivable and as a deduction from the carrying amount of the (in)tangible asset.

The incentive recorded as at December 31, 2023 relates to 2022 as well as 2023 investments both on tangible and intangible assets. The amount related to investments made in 2022 mainly related to intangible assets and is expected to be received in cash in 2027. The amount related to investments made in 2023 mainly related to intangible assets and is expected to be received in cash in 2028.

11.Inventory

	As at December 31
(in EUR 000)	2023	2022
Raw materials	1,329	498
Work in progress	1,530	100
Finished goods	456	284
Total Inventory	3,315	882

The increase in inventory is due to increasing activities to prepare for the commercialization and further scale-up of the Company in 2024. For the year ended December 31, 2023 and 2022 the Company did not recognize any expenses for inventory write-offs since the inventory level as per year-end is expected to be sold in the foreseeable future.

12.Trade and Other receivables

	As at December 31
(in EUR 000)	2023	2022
Trade receivables	2,758	1,463
R&D incentive receivable (Australia)	723	346
VAT receivable	850	847
Current tax receivable	808	159
Foreign currency swaps	343	1
Other	488	422
Total trade and other receivables	5,970	3,238

The increase of €2.7 million in trade and other receivables as at December 31, 2023 is mainly due to an increase in trade receivables of €1.3 million as a result of an increase in revenue by the Company. The increase in other receivables is mainly due to an increase in current tax receivable of €0.6 million, an increase in R&D incentive receivables by €377,000 and an increase in foreign currency swaps of €342,000.

The Company can include unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from products delivered to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As at December 31, 2023 and December 31, 2022, there were no unbilled receivables included in the trade receivables.

R&D incentive receivables relates to incentives received in Australia as support to the clinical trials and the development of the Genio® system.

The current tax receivable relates to excess payment of corporate income tax in Israel, US and Belgium. The increase can mainly be explained by an increase in Belgium by €0.6 million due to an increase in withholding tax on interest for term deposit accounts.

We refer to note 19.1 for more details on the foreign currency swaps.

13.Cash and cash equivalents

	As at December 31
(in EUR 000)	2023	2022
Short term deposit	9,158	36
Current accounts	12,452	17,852
Total cash and cash equivalents	21,610	17,888

Cash and cash equivalents increased to €21.6 million as at December 31, 2023, compared to €17.9 million as at December 31, 2022 with an increase of short term deposits by €9.1 million which is partially offset by a decrease of current accounts by €5.4 million. The short term deposits relate to term accounts with an initial maturity less than 3 months measured at amortized costs.

14.Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs.

In 2023, the Company entered into USD term deposits and US Treasury bills for a total amount $US 75.1 million (€69.0 million) and €11.0 million.During the period ended as at December 31, 2023, $US 70.8 million (€65.7 million) and €55.0 million reached maturity and is subsequently held as cash.

The current financial assets consists of $US 34.4 million (€31.1 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €5.0 million. The total amount of term deposits as at December 31, 2023, amounts to €36.1 million.

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

As part of the IPO on July 7, 2021, the Company incurred direct-attributable transaction costs of €7.6 million which have been deducted from the share premium.

As of December 31, 2022, the share capital of the Company amounts to €4.4 million represented by 25,846,279 shares, and the share premium amounts to €242.4 million (before deduction of the transaction costs).

As of December 31, 2023, the share capital of the Company amounts to €4.9 million represented by 28,673,985 shares, and the share premium amounts to €260.6 million (before deduction of the transaction costs).

Evolution of the share capital and share premium ended December 31, 2023 and 2022:

	Common	Total of	Par value	Share capital	Share premium
(Number of shares except otherwise stated)	shares	shares	(in EUR)	(in EUR 000)	(in EUR 000)
January 1, 2022	25,772,359	25,772,359	0.17	4,427	242,198
February 10, 2022 - Exercise warrants	25,000	25,000	0.17	4	125
June 8, 2022 - Capital increase in cash	38,920	38,920	0.17	7	—
September 30, 2022 - Exercise warrants	10,000	10,000	0.17	2	117
December 31, 2022	25,846,279	25,846,279	0.17	4,440	242,440
March 29, 2023 - Capital increase in cash	393,162	393,162	0.17	68	2,481
March 30, 2023 - Capital increase in cash	2,047,544	2,047,544	0.17	351	12,999
April 17, 2023 - Capital increase in cash	375,000	375,000	0.17	65	2,651
July 14, 2023 - Exercise warrants	2,000	2,000	0.17	—	10
August 29, 2023 - Exercise warrants	10,000	10,000	0.17	2	50
December 31, 2023	28,673,985	28,673,985	0.17	4,926	260,631

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

On March 29, 2023, the Company issued 393,162 new shares for an aggregate capital increase of €2.5 million (including share premium). The Company raised $2.8 million in gross proceeds pursuant to the Company’s $50 million at-the-market (“ATM”) program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The shares were purchased by historical Nyxoah shareholder Cochlear Limited, and the proceeds will be used for general corporate purposes.

On March 30, 2023, the Company raised €13.35 million private placement financing from the sale of 2,047,544 new ordinary shares at a price per share of €6.52 (approximately U.S. $7.10 at the March 23, 2023 exchange rate), the closing price on Euronext Brussels on March 23, 2023. Gross proceeds total €13.35 million (approximately U.S. $15 million at the March 23, 2023 exchange rate) and will be used for general corporate purposes.

On April 17, 2023, the Company issued 375,000 new shares for an aggregate capital increase of €2.7 million (including share premium). The Company raised $3.0 million in gross proceeds pursuant to the Company’s $50 million at-the-market (“ATM”) program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The proceeds will be used for general corporate purposes.

As part of above capital increases, the Company incurred direct-attributable transaction costs of €340,000 which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €18.3 million.

On July 14, 2023, pursuant to the exercise of warrants, the Company issued 2,000 new shares for an aggregate capital increase of €10,000 (including share premium).

On August 29, 2023, pursuant to the exercise of warrants, the Company issued 10,000 new shares for an aggregate capital increase of €52,000 (including share premium).

15.2.   Reserves

The reserves include the share-based payment reserve (see note 16), other comprehensive income and the retained loss. Retained loss is comprised of primarily of accumulated losses, other comprehensive income is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income for the year ended December 31, 2023 and 2022 is detailed in the table below:

		Post-
	Currency	employment
	translation	benefit
(in EUR 000)	reserve	obligations	Total
Opening value at January 1, 2022	270	(68)	202
Currency translation differences	(96)	—	(96)
Remeasurements of post-employment benefit obligations	—	70	70
Total other comprehensive income at December 31, 2022	174	2	176
Currency translation differences	(120)	—	(120)
Remeasurements of post-employment benefit obligations	—	81	81
Total other comprehensive income at December 31, 2023	54	83	137

16.Share-Based compensation

As per December 31, 2023, the Company has four outstanding equity-settled share-based incentive plans, including (i) the 2018 warrants plan (the 2018 Plan), (ii) the 2020 warrants plan (the 2020 plan), (iii) the 2021 warrants plan (the 2021 plan) and (iv) the 2022 warrants plan (the 2022 plan). The Company had an extraordinary shareholders’ meeting on February 21, 2020, where it was decided to achieve a share split in a ratio of 500:1. Per warrant issued before February 21, 2020, 500 common shares will be issuable. For presentation purposes the tables and comments below reflect the number of shares the warrants give right to across all plans.

In accordance with the terms of the various plans, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.

The changes of the year for the equity-settled warrant plans are as follows:

Number of shares (after share split) warrants give right to across all plans	2023	2022
Outstanding at January 1	1,416,490	993,490
Granted	518,116	536,500
Forfeited	(165,125)	(42,750)
Exercised	(12,000)	(35,000)
Expired	(121,875)	(35,750)
Outstanding at December 31	1,635,606	1,416,490
Exercisable at December 31	1,034,835	795,745

16.1.   Description of the equity-settled share-based incentive plans

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

The total amount of warrant holders under the 2016 Plan cannot exceed 150 persons. Unless the Board of Directors determines otherwise, the 2016 ESOP Warrants are not transferable inter vivos once they have been granted to a holder of 2016 ESOP Warrants, and may not be pledged or encumbered with any security, pledge or right in rem in any other way, either voluntarily, by operation of law or otherwise. The exercise price of each warrant cannot be less than €2,585.32. Taking into consideration the share split, this would result in an exercise price of €5.17 per share. The key features of the warrants granted under the 2016 Plan are as follows (i) each warrant could be exercised for one share before share split (500 shares after the share split), (ii) the warrants are granted for free, (iii) the warrants have a term of maximum ten years since the issue date, (iv) the only vesting condition is that the holder is still an employee of the Company at the vesting date, and (v) unless the Board of Directors determines otherwise, the warrants vest as follows: 34.0 % at the grant date, 33.0 % at the first anniversary of the grant date, 33.0 % at the second anniversary. Accordingly, the fair value of the plan is expensed over the vesting period. All 1 500 warrants were granted throughout the years 2016, 2017 and 2018. As a result of the IPO, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.

The status of the 2016 warrant plan at December 31 is as follows:

Number of shares (after share split) warrants give right to for Plan 2016	2023	2022
Outstanding at January 1	27,500	52,500
Granted	—	—
Forfeited	—	—
Exercised	(10,000)	(25,000)
Expired	(17,500)	—
Outstanding at December 31	—	27,500
Exercisable at December 31	—	27,500

With respect to the warrants exercised in 2023, a total of 20 warrants representing 10,000 shares were exercised. A total of 35 warrants representing 17,500 shares have been expired in 2023 because the warrants were not exercised by employees within 3 months after having left the company. There are no outstanding warrants as per December 31, 2023.

2018 Plan

On December 12, 2018, the shareholders’ meeting of the Company approved the issuance of 525 warrants, giving each the right to subscribe to one common share of the Company before share split (500 shares after the share split). Under this plan, up to 525 warrants can be issued. By consequence, the Company can issue up to 525 common shares before the share split (262,500 shares after the share split) if all warrants are exercised.

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

The status of the 2018 warrant plan at December 31 is as follows:

Number of shares (after share split) warrants give right to for Plan 2018	2023	2022
Outstanding at January 1	50,000	50,000
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding at December 31	50,000	50,000
Exercisable at December 31	50,000	50,000

No warrants have been exercised in 2023. Since the 2018 warrant plan prescribes that each warrant gives right to 500 shares and our table above presents the impact on the number of shares, the actual remaining number of warrants as per December 31, 2023 equals 100 representing 50,000 shares.

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

The status of the 2020 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for Plan 2020	2023	2022
Outstanding at January 1	450,500	490,500
Granted	—	—
Forfeited	—	—
Exercised	—	(10,000)
Expired	(40,000)	(30,000)
Outstanding at December 31	410,500	450,500
Exercisable at December 31	410,500	450,500

A total of 40,000 warrants have been expired in 2023 because the warrants were not exercised by employees within 3 months after having left the company. The remaining number of warrants as per December 31, 2023 equals 410,500 representing 410,500 shares.

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

On March 24, 2023, the Company reduced the exercise price of 75% of the warrants previously granted to warrant holders under the 2021 Warrants Plan to 5.42 EUR to reflect the decrease in the company’s share price. For the remaining 25% of the warrants previously granted under the 2021 Warrants Plan, the exercise price will remain unchanged. All other terms and conditions of the re-priced warrants remain unchanged to the original option agreement.

On March 24, 2023,200,862 warrants were granted which were all accepted. On April 12, 2023 and June 14, 2023 respectively 100,000 and 161,398 warrants were granted which were all accepted.

The status of the 2021 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for Plan 2021	2023	2022
Outstanding at January 1	888,490	400,490
Granted	462,260	536,500
Forfeited	(165,125)	(42,750)
Exercised	(2,000)	—
Expired	(64,375)	(5,750)
Outstanding at December 31	1,119,250	888,490
Exercisable at December 31	563,771	267,745

In 2023, a total of 2,000 warrants were exercised, 165,125 warrants have been forfeited because the warrants were not vested by employees leaving the company and 64,375 warrants were expired because the warrants were not exercised by employees within 3 months after having left the company. The remaining number of warrants as per December 31, 2023 equals 1,119,250 representing 1,119,250 shares.

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

On June 14, 2023 and October 20, 2023 respectively 13,602 and 42,254 warrants were granted from which all were accepted.

The status of the 2022 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for Plan 2022	2023	2022
Outstanding at January 1	—	—
Granted	55,856	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding at December 31	55,856	—
Exercisable at December 31	10,564	—

No warrants have been exercised in 2023. The number of warrants as per December 31, 2023 equals 55,856 representing 55,856 shares.

16.2.   Accounting for Equity-settled Share-Based Payment

The fair value of the plan is expensed over the vesting period. As a result of the exercise price reduction on March 24, 2023 of the warrants previously granted to warrant holders under the 2021 Warrants Plan, the Company determined the fair value of the options at the date of the modification (March 24, 2023). The incremental fair value of the re-priced warrants is recognised as an expense over the period from the modification date to the end of the vesting period. For the warrants already vested at the date of modification, the incremental fair value is fully recognised as an expense at date of modification.

The share-based compensation expense for all vested warrants recognized in the income statement was €2.6 million for the year ended December 31, 2023, of which €0.8 million is related to the incremental fair value of the re-priced warrants. For the year ended December 31, 2022 and the year ended December 31, 2021 the share-based compensation expense amounted respectively to €2.7 million and €1.3 million. The table below details the number of exercisable (vested) warrants and their weighted average exercised price. For presentation purposes the table reflect the number of shares the warrants give right to across all plans.

Total	2023	2022	2021
Exercisable Warrants at December 31	984,935	718,400	591,015
Shares representing the Exercisable Warrants at December 31	1,034,835	795,745	693,310
Weighted average exercise price per share	10.70	15.09	13.10
Weighted average share price at the date of exercise	7.25	15.03	21.45

16.3.   Fair value

The fair value of each option or subscription right is estimated on the date of grant using the Black & Scholes model based on the following:

●	The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero as no dividend have been paid since inception;
●	Expected volatility is estimated based on a sample of similar companies based on the healthcare products sector of the Damodaran dataset;
●	Risk-free interest rate is based on the yield of EUR bonds with an equivalent term to liquidation event;
●	The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur.

Fair value of the shares is estimated based on the market approach using publicly traded companies and acquisitions of private held companies within the same industry as Nyxoah. (Prior to the initial public offering)

The following table provides the input to the Black-Scholes model for warrants granted in 2018, 2020, 2021, 2022 and 2023 related to the 2016 warrant plan, the 2018 warrant plan, the 2020 warrant plan, the 2021 warrant plan and the 2022 warrant plan. The table and notes uses as a basis, the number of shares the warrants give right to across all plans.

					Plan 2021
	Plan 2016	Plan 2018	Plan 2018	Plan 2020	(grant Sept 17
	(grant 2018)	(grant 2018)	(grant 2020)	(grant 2020)	2021)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	66.92%	56.32%	56.32%	56.32%	51.30%
Risk-free interest rate	0.35%	(0.20)%	(0.20)%	(0.20)%	(0.36)%
Expected life	3	3	3	3	3
Exercise price	5.17	6.52	11.94	11.94	25.31
Stock price	1.09	10.24	10.20	10.20	25.75
Fair value	0.10	5.30	3.31	3.31	9.22

	Plan 2021	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Oct 27	(grant Feb 21	(grant Feb 21	(grant Feb 21	(grant May 14
	2021)	2022)	2022)	2022)	2022)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	51.50%	49.80%	49.80%	49.80%	49.80%
Risk-free interest rate	(0.18)%	0.37%	0.37%	0.50%	1.06%
Expected life	3	3	3	4	3
Exercise price	25.31	17.76	25.31	17.76	13.82
Stock price	20.50	17.50	17.50	17.50	13.82
Fair value	5.94	6.05	4.15	6.90	4.94

	Plan 2021	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant June 8	(grant Aug 8	(grant Aug 8	(grant March 24	(grant April 12
	2022)	2022)	2022)	2023)	2023)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	52.60%	53.71%	53.97%	52.00%	52.00%
Risk-free interest rate	1.60%	1.39%	1.45%	3.20%	3.24%
Expected life	3	3	4	3	3
Exercise price	12.95	9.66	9.66	5.42	6.36
Stock price	13.34	9.75	9.75	6.70	7.08
Fair value	5.21	3.79	4.32	3.09	3.04

	Plan 2021	Plan 2022	Plan 2022
	(grant June 14	(grant June 14	(grant Oct 20
	2023)	2023)	2023)
Return Dividend	0%	0%	0%
Expected volatility	51.28%	51.28%	50.00%
Risk-free interest rate	3.36%	3.36%	3.55%
Expected life	3	3	3
Exercise price	7.19	7.19	5.92
Stock price	7.10	7.10	5.60
Fair value	2.75	2.75	2.07

As a result of the exercise price reduction on March 24, 2023 of the warrants previously granted to warrant holders under the 2021 Warrants Plan, the Company determined the fair value of the options at the date of the modification (March 24, 2023). The fair value of the modified warrants was determined using the same models and principles as described above, with the following model inputs:

	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Sept 17	(grant Oct 27	(grant Feb 21	(grant Feb 21
	2021)	2021)	2022)	2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.25%	3.25%	3.17%	3.36%
Expected life	2	2	2	2
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	2.48	2.52	2.67	2.49
Incremental Fair value	2.38	2.40	2.23	2.38

	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Feb 21	(grant May 14	(grant Aug 8	(grant Aug 8
	2022)	2022)	2022)	2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.03%	3.13%	3.13%	2.98%
Expected life	3	2	3	4
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	3.05	2.75	2.87	3.21
Incremental Fair value	2.23	1.92	1.28	1.19

The weighted average fair value of warrants granted during the year was €2.85 in 2023 and €5.29 in 2022. The weighted average remaining contractual life for the share options outstanding as at December 31 was 2.9 in 2023 and 3.4 in 2022.

17.Financial Debt

Financial debt consists of recoverable cash advances, and other loans. The related amounts as at December 31, 2023 and 2022, can be summarized as follows:

	As at December 31
(in EUR 000)	2023	2022
Recoverable cash advances - Non-current	8,373	8,126
Recoverable cash advances - Current	301	305
Total Recoverable cash advances	8,674	8,431
Other loan - Non-current	—	63
Other loan - Current	63	83
Total other loans	63	146
Non-current	8,373	8,189
Current	364	388
Total Financial Debt	8,737	8,577

17.1.   Financial debt related to recoverable cash advances

Recoverable cash advances received

As at December 31, 2023, the details of recoverable cash advances received can be summarized as follows:

	Contractual	Advances	Fixed	Variable
(in EUR 000)	advances	received	reimbursements*	reimbursements*
Sleep apnea device (6472)	1,600	1,600	588	7
First articles (6839)	2,160	2,160	561	11
Clinical trial (6840)	2,400	2,400	360	13
Activation chip improvements (7388)	1,467	1,467	66	18
Total	7,627	7,627	1,575	49

* Excluding interests

●	The Convention 6472 “Sleep apnea device” for a total amount of €1.6 million was signed in 2011. The total amount of the advance has been received before January 1, 2015. The Company has notified his intention to exploit the results of this project before 2015. At December 31, 2023, the Company repaid all fixed reimbursements amounting to €0.6 million (excluding interests). The turnover dependent reimbursement is based on 0.224% of the sales achieved by June 2037. The Company made a reimbursement of a variable part amounting to €7,000 for the year ended December 31, 2023.
●	The Convention 6839 “First Articles” for a total amount of €2.2 million was signed on December 5, 2012. As at December 31, 2023, the advance received amounted to €2.2 million. The turnover dependent reimbursement is based on 0.3% of the sales achieved by June 2037. The Company notified to the Region its decision about the exploitation of the results during 2017, therefore fixed reimbursement started in 2018. As at December 31, 2023, cumulated reimbursements amount to €0.6 million (excluding interests) out of which €79,000 was reimbursed in 2023 and €96,000 in 2022.
●	The Convention 6840 “Clinical Trial” for a total amount of €2.4 million was signed on December 6, 2012. As at December 31, 2023, the advance received amounted to €2.4 million. The turnover dependent reimbursement is based on 0.336% of the sales achieved by June 2029. The Company has notified to the Region its decision about the exploitation of the results in the course of 2018. As at December 31, 2023, cumulated fixed reimbursements amount to €360,000 (excluding interests) out of which €163,000 was reimbursed in 2023 and €75,000 in 2022.
●	The Convention 7388 “Implant for Obstructive Sleep Apnea, “Activation Chip Improvements” for a total amount of €1.5 million was signed in December 2015. As at December 31, 2023, the advance received amounted to €1.5 million. The turnover dependent reimbursement is based on 0.45% of the sales achieved to June 2039. In 2019, the Company has notified to the Region its decision about the exploitation of the results. As at December 31, 2023, cumulated fixed reimbursements amount to €66,000 (excluding interests) out of which €40,000 was reimbursed in 2023 and €15,000 in 2022.

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

	As at December 31
(in EUR 000)	2023	2022
Recoverable cash advances received	7,627	7,627
Amounts to be reimbursed	15,254	15,254
Amounts reimbursed at year-end (interests included)	(1,843)	(1,429)
Total Recoverable cash advances (undiscounted)	13,411	13,825

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

	As at December 31
(in EUR 000)	2023	2022
Contract 6472	1,629	1,571
Contract 6839	2,290	2,214
Contract 6840	2,818	2,790
Contract 7388	1,937	1,856
Total recoverable cash advances	8,674	8,431
Non-current	8,373	8,126
Current	301	305
Total recoverable cash advances	8,674	8,431

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

(in EUR 000)	2023	2022
As at January 1	8,431	8,127
Advances reimbursed (excluding interests)	(396)	(350)
Interests paid	(27)	(24)
Initial measurement and re-measurement	(324)	(247)
Discounting impact	990	925
As at December 31	8,674	8,431

The discounting impact is included and presented in the financial expenses and amounted to €1.0 million (2022: €0.9 million). The initial measurement and re-measurement are included in other operating income and amounted to €324,000 for the year ended December 31, 2023 (2022: €247,000).

A sensitivity analysis of the carrying amount of recoverable cash advances has been done to assess the impact of a change in assumptions. The Company tested reasonable sensitivity to changes in revenue projections of +/- 25% and in the discount rates of +/- 25%. The table hereunder details the sensitivity results:

Fair Value of Liabilities as of end of 2023 (in EUR 000)	Variation of revenue projections
Variation of discount rates *	(25)%	0%	25%
(25)%	9,224	9,604	9,879
0%	8,234	8,674	8,997
25%	7,388	7,868	8,223

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

17.2.   Other Loans

The Company has contracted a loan of €0.5 million on June 29, 2016 with a maturity of 8 years, repayable as from June 30, 2018 and bearing interest of 1.284 % p.a. The loan has a carrying amount of €63,000 at December 31, 2023 and €146,000 at December 31, 2022. The payments have been postponed for three months due to COVID-19 during 2021 so the maturity date of the loan has been extended until June 30, 2024. The total repayments for the year ended December 31, 2023, amounted to €83,000 (2022: €83,000).

18.Trade payables

	As at December 31
(in EUR 000)	2023	2022
Payables	4,102	1,873
Invoices to be received	2,053	3,112
Total trade payables	6,155	4,985

The increase in total trade payables of €1.2 million as at December 31, 2023 is due to an increase in payables of €2.2 million which is compensated by a decrease in invoices to be received of €1.1 million. The increase in payables is explained by significant R&D/Manufacturing invoices received into the month of December for which payments have been processed in 2024. The decrease of the invoices to be received is explained by the fact that the Cochlear project has ended in 2023 which means there is no provision related to Cochlear as at December 31, 2023.

The Company normally settles its trade payables in 30 days.

19.Other payables

	As at December 31
(in EUR 000)	2023	2022
Holiday pay accrual	791	612
Salary	1,801	2,186
Accrued expenses	2,203	2,228
Foreign currency option - current	90	10
Other	200	131
Total other payables	5,085	5,167

The decrease of €82,000  in other payables as at December 31, 2023, compared to December 31, 2022, is due to a decrease of €206,000  mainly in payroll related liabilities. The decrease is partly offset by a increase of €80,000 in the fair value of the foreign currency options. We refer to note 19.1.

19.1.Derivatives

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency swaps. There have not been any transfers of level 3 categories during the year.

The Company has also entered into several foreign currency swaps for which the notional amounts are detailed in the table below:

	As at December 31
(in EUR 000)	2023	2022
Foreign currency swaps EUR - NIS (in EUR)	847	542
Foreign currency swaps EUR - NIS (in NIS)	3,500	2,000
Foreign currency swaps NIS - EUR (in NIS)	14,000	—
Foreign currency swaps NIS - EUR (in EUR)	3,334	—
Foreign currency swaps EUR - USD (in EUR)	18,000	379
Foreign currency swaps EUR - USD (in USD)	19,787	600

The following table shows the carrying amount of derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

	As at December 31, 2023
(in EUR 000)	Level I	Level II	Level III	Total
Financial assets
Foreign currency swaps	—	343	—	343
Financial liabilities				—
Foreign currency swaps	—	90	—	90

The fair value is determined by the financial institution and is based on foreign currency swaps rates and the maturity of the instrument. All foreign currency put and call options and foreign currency swaps are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial asset is detailed as follows:

(in EUR 000)	2023	2022
Opening value at January 1	1	—
Settled contracts	(1)	—
Fair value adjustments	343	1
Closing value at December 31	343	1

The change in the balance of the financial liability is detailed as follows:

(in EUR 000)	2023	2022
Opening value at January 1	10	654
Fair value adjustments	90	2,721
Settled contracts	(10)	—
Exchange rate difference	—	30
Settlement foreign currency put and call contracts	—	(3,027)
Recognition premium income	—	(368)
Closing value at December 31	90	10

20.Revenue and cost of goods sold

For the year ended December 31, 2023, the Company generated revenue for the amount of €4.3 million compared to €3.1 million for the year ended December 31, 2022 and €0.9 million for the year ended December 31,2021. Revenue is recognized at a point in time upon satisfaction of the performance obligation, being the moment control over the Genio® system is transferred to the customer, which is in general at delivery at customer site or a predefined location in the country of the customer. For certain customers, control may be transferred upon shipment to the customer in case the incoterms are Ex-Works. The revenue from the Genio® system consists of a kit of products delivered at the same point in time, and as such revenue does not need to be allocated over the different products. The revenue is then recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange of the Genio® system. In determining the transaction price for the sale of the Genio® system, the Company considers the effects of variable consideration.

The sales based on country of customer for the year ended December 31, 2023, 2022 and 2021:

	For the year ended December 31
(in EUR 000)	2023	2022	2021
Sales Germany	3,816	2,805	808
Sales Finland	—	41	—
Sales Spain	37	24	24
Sales Switzerland	373	214	—
Sales Austria	122	—	—
Sales Belgium	—	—	20
Total sales	4,348	3,084	852

For the year ended December 31, 2023, the Company has no customers with individual sales larger than 10% of the total revenue (2022: 1 customer; 2021: 1 customer).

Cost of goods sold for the year ended December 31, 2023, 2022 and 2021:

	For the year ended December 31
(in EUR 000)	2023	2022	2021
Purchases of goods and services	4,089	1,686	594
Inventory movement	(2,433)	(536)	(291)
Total cost of goods sold	1,656	1,150	303

21.Operating expenses

The tables below detail the operating expenses for the year ended December 31, 2023, 2022 and 2021:

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	year
Research and development	35,125	(8,474)	26,651
Selling, general and administrative expenses	21,687	—	21,687
Other income and expenses	(1,549)	1,005	(544)
For the year ended December 31, 2023	55,263	(7,469)	47,794

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	year
Research and development	31,448	(15,587)	15,861
Selling, general and administrative expenses	18,855	—	18,855
Other income and expenses	(406)	123	(283)
For the year ended December 31, 2022	49,897	(15,464)	34,433

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	year
Research and development	23,307	(10,963)	12,344
Selling, general and administrative expenses	14,712	—	14,712
Other income and expenses	(880)	615	(265)
For the year ended December 31, 2021	37,139	(10,348)	26,791

22.Research and Development expenses

Research and development expenses consist primarily of product development, engineering to develop and support our products, testing, consulting services and other costs associated with the next generation of the Genio® system. These expenses primarily include employee compensation, consulting and contractor’s fees and outsourced development expenses.

	For the year ended December 31
(in EUR 000)	2023	2022	2021
Staff costs	13,803	11,074	7,985
Consulting and contractors’ fees	2,762	2,623	1,962
Q&A regulatory	263	263	511
Depreciation and amortization expense	1,314	1,014	952
Travel	1,179	862	455
Manufacturing and outsourced development	6,458	4,986	5,447
Clinical studies	4,929	8,568	3,923
Other expenses	1,674	1,618	1,018
IP costs	941	440	1,054
IT	1,802	—	—
Capitalized costs	(8,474)	(15,587)	(10,963)
Total research and development expenses	26,651	15,861	12,344

Before capitalization of €8.5 million for the year ended December 31, 2023 and €15.6 million for the year ended December 31, 2022, research and development expenses increased by €3.7 million or 11.7 % from €31.4 million for the year ended December 31, 2022, to €35.1 million for the year ended December 31, 2023, due to the combined effect of higher manufacturing and R&D activities and clinical expenses. This increase is mainly in staff and consulting costs and in manufacturing and outsourced development to support those activities, this increase was partly offset by a decrease in clinical study activities due to Dream Study. The IT costs amounting to €1.8 million consist of €1.6 million related to the start of a new ERP implementation.

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

	For the year ended December 31
(in EUR 000)	2023	2022	2021
Staff costs	8,738	7,811	3,718
Consulting and contractors’ fees	6,801	4,526	6,550
Legal fees	776	1,033	402
Rent	317	440	247
Facilities	209	226	149
Depreciation and amortization expense	1,042	914	710
IT	1,190	517	363
Travel	934	1,097	332
Insurance fees	985	1,504	915
Recruitment	207	245	581
Other	488	542	745
Total selling, general and administrative expenses	21,687	18,855	14,712

Selling, General and Administrative expenses increased by €2.8 million, or 15.0 % from €18.9 million for the year ended December 31, 2022 to €21.7 million for the year ended December 31, 2023 mainly due to an increase of costs to support the commercialization of Genio® system in Europe, scale up of the Company and also due to €0.5 million related to the start of a new ERP implementation. This increase was partly offset by decrease in insurance and legal fees.

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

24.Other operating income and expenses

The Company had other operating income of €0.5 million for the year ended December 31, 2023 compared to €283,000 for the year ended December 31, 2022. The impact of the recoverable cash advances is further detailed in note 17.1.

	For the year ended December 31
(in EUR 000)	2023	2022	2021
Recoverable cash advances
Initial measurement and re-measurement	324	247	385
R&D incentives	1,376	86	645
Capitalization of R&D incentive	(1,005)	(123)	(615)
Other income/(expenses)	(151)	73	(150)
Total Other Operating Income	544	283	265

The other operating income contains the R&D Incentive in Australia and as from 2023 the tax incentive in Belgium as well. The incentives to be received relate to development expenses incurred by the subsidiary in Australia and Belgium. Refer to note 10 for more information on the tax incentive in Belgium. For the year ended December 31, 2023, €1.0 million has been deducted from the expenses capitalized and for the year ended December 31, 2022, €123,000 has been deducted from the expenses capitalized in relation to this R&D Incentive. The R&D incentive (Australia) for the year ended December 31, 2022 includes a correction for 2021 due to change in estimation taken into account.

25.Employee Benefits

	For the year ended December 31
(in EUR 000)	2023	2022	2021
Salaries	16,400	13,530	8,373
Social charges	1,363	1,077	793
Fringe benefits	33	48	297
Defined contribution plan	296	264	335
Holiday pay	485	340	390
Share-based payment (see note 16)	2,611	2,697	1,270
Other	1,353	929	245
Total employee benefits	22,541	18,885	11,703

	For the year ended December 31
(in EUR 000)	2023	2022	2021
Selling, general and administrative expenses	8,738	7,811	3,718
Research & Development expenses	13,803	11,074	7,985
Total employee benefits	22,541	18,885	11,703

As at December 31, 2023, the Company employed 146.8 (2022: 137.5) full-time equivalents, including white-collar employees and consultants. The following table presents a breakdown of the Company’s full-time equivalents as at December, 2023, 2022 and 2021:

	As at December 31
(in FTE’s)	2023	2022	2021
Selling, General & Administration	40.4	34.9	28.0
Research & Development	106.4	102.6	78.2
Total	146.8	137.5	106.2

As at December 31, 2023, the Company had 47.9 full-time equivalents located in Belgium (2022: 55.9), 46.4 full-time equivalents located in Israel (2022: 44.6), 4.0 full-time equivalents located in Australia (2022: 6.0), 35.0 full-time equivalents located in USA (2022: 31.0) and 13.5 full-time equivalents located in Germany (2022: 0.0)

26.	Pension Schemes
26.1.	Defined contribution plan

The Company offers Defined Contribution Plan funded through group insurances to its employees of the Israel entity. The total expense recognized in the consolidated income statement for contributions under this plan amounts to €210,000 (2022: €260,000).

26.2.	Defined benefit plan

The Company offers a pension plan with a minimum return guaranteed by law to its employees of the Belgian entity. The contributions to this plan amount to minimum 7 % of the salary, partly paid by the employer and partly by the employees. As explained hereafter, this pension plan qualifies as Defined Benefit Plan under IFRS. As a result, a provision of €9,000 (2022: €0,000) has been recorded for the net benefit obligation in 2023.

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

The weighted average duration until the pension age for the Belgian plan is 16 years as at December 31, 2023. In view of the minimum legal returns guaranteed, this pension Plan qualifies as Defined Benefit Plan under IFRS. Indeed, it induces a financial risk for the Company during periods of declining market interest rates when the returns guaranteed by the insurance companies are lower than the minimum legal returns, which is currently the case. In this case, the intervention of the insurance company is limited, and the Company shall fund the balance between the return delivered by the insurance company and the legal return.

A complete actuarial calculation has been performed for this plan by external actuaries based on the “Projected Unit Credit Method without future contribution” according to the IAS 19,115 as follows:

●	Projection of the minimum return guaranteed by the law till the retirement date and discounting of this amount with the discount rate used for the valuation (rate of high-quality corporate bonds);
●	The discounted net obligation is the maximum between this discounted projection and the projection of the accrued reserves discounted at the discount rate used for the valuation (rate of high-quality corporate bonds).

The net defined benefit obligation was established at €9,000 as of December 31, 2023 (2022: €0,000):

(in EUR 000)	2023	2022
Net defined benefit liability at January 1	—	80
Defined benefit cost included in profit or loss	284	166
Total remeasurement included in OCI	(81)	(70)
Employer contributions	(194)	(176)
Net defined benefit liability at December 31	9	—

The gross defined benefit liability is as follows:

(in EUR 000)	2023	2022
Gross defined benefit liability at January 1	583	494
Current service cost	287	166
Interest cost	24	7
Administrative expenses	(3)	(3)
Taxes on contributions	(8)	(7)
Insurance premiums for risk benefits	(9)	(10)
Actuarial gain due to change in financial assumptions	4	(69)
Actuarial loss due to change in experience assumptions	(114)	5
Gross defined benefit liability at December 31	764	583

The fair value of the plan assets is as follows:

(in EUR 000)	2023	2022
Fair value plan assets at January 1	583	414
Interest income	27	7
Employer contributions	194	176
Administrative expenses	(3)	(3)
Taxes on contributions	(8)	(7)
Insurance premiums for risk benefits	(9)	(10)
Actuarial gain on fair value of the plan assets	(29)	6
Fair value plan assets at December 31	755	583

The number of members and the average age of the members is as follows:

	For the year ended December 31
	2023	2022
Active members	40	35
Average age	39	40

All plan assets are invested in an insurance contract with guaranteed interest rate (branch 21 product). The defined benefit calculation has been performed based on the below assumptions:

	For the year ended December 31
	2023	2022
Discount rate	3.4%	4.2%
Inflation rate	2.2%	2.2%
Salary increase (in excess of inflation)	1.0%	1.0%
Withdrawal rate based on age (minimum)	0.0%	0.0%
Withdrawal rate based on age (maximum)	12.0%	12.0%

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

A sensitivity with reasonable possible changes on the discount rate will impact the net defined benefit liability as follows (positive = increase net defined benefit liability / negative = decrease of net defined benefit liability):

	For the year ended December 31
	2023	2022
Increase of 0.25% in the discount rate	(2)	—
Decrease of 0.25% in the discount rate	3	—

The expected employer contributions for the year 2024 amount to €200,000.

The total expected benefit payments are:

As at
December 31,
(in EUR 000)	2023
In the next 12 months	14
Between 2 and 5 years	90
Between 6 and 10 years	58
Expected total benefit payments	162

27.Financial income

	For the year ended December 31
(in EUR 000)	2023	2022	2021
Interests	2,571	372	1
Exchange differences	1,254	6,041	3,648
Fair value adjustment	343	1	—
Other	6	349	26
Total financial income	4,174	6,763	3,675

The financial income decreased by €2.6 million from €6.8 million for the year ended December 31, 2022 to €4.2 million for the year ended December 31, 2023 mainly due to a decrease in exchange differences which is offset by an increase in interests. For the year ended December 31, 2022, exchange losses amount to €6.0 million, mainly due to the revaluation of both the Company’s USD cash balance and USD financial assets (note 14). For the year ended December 31, 2021, the closing rate of USD/EUR amounted to 1.13260, while as at December 31, 2022, the rate of USD/EUR decreased to 1.072650, resulting in unrealized exchange gains on the USD balances. We refer to note 28 for more details on the revaluation of both the Company’s USD cash balance and USD financial assets as per December 31, 2023.

For the year ended December 31, 2023, the total interest income amounted to €2.6 million. This interest income relates to the term accounts.

The fair value adjustment relates to the fair value adjustment on financial instruments. More information can be found in note 19.1.

For the year ended December 31, 2022 other financial income mainly to consists of premiums received on foreign currency options. No premium were received in 2023.

28.Financial Expense

	For the year ended December 31
(in EUR 000)	2023	2022	2021
Fair value adjustment	90	2,721	—
Recoverable cash advances, Accretion of interest	990	925	882
Interest and bank charges	88	139	296
Interest on lease liabilities	129	98	90
Exchange differences	2,432	437	448
Other	—	—	356
Total Financial expense	3,729	4,320	2,072

The financial expenses decreased by €0.6 million from €4.3 million for the year ended December 31, 2022 to €3.7 million for the year ended December 31, 2023 mainly due to a decrease in fair value adjustments (note 19.1) which is offset by an increase in exchange differences. For the year ended December 31, 2023, exchange losses amount to €2.4 million, mainly due to the revaluation of both the Company’s USD cash balance and USD financial assets (note 14). For the year ended December 31, 2022, the closing rate of USD/EUR amounted to 1.072650, while as at December 31, 2023, the rate of USD/EUR increased to 1.103765, resulting in unrealized exchange losses on the USD balances.

The discounting impact of the recoverable cash advances is further detailed in note 17.1 above.

29.Income taxes and deferred taxes

The major components of income tax expense for the years ended December 31, 2023, 2022 and 2021 are as follows:

	For the year ended December 31
(in EUR 000)	2023	2022	2021
Current tax income/(expense)	1,442	(1,179)	(2,984)
Deferred tax income/(expense)	3	10	4
Total Income tax income/(expense)	1,445	(1,169)	(2,980)

As of January 1, 2022, new tax regulations are in place in the US in which R&D expenses could no longer be deducted when incurred but instead they should be capitalized only for tax purposes and amortized over a 5 year period. A current tax liability was recognized. During 2023, more information became available on the new tax law and the Company finalized its R&D tax credit study and reached the conclusion that R&D expenses can be deducted when incurred. The R&D tax credit study concluded that taking into account that the research and development by the US subsidiary was done under the direction of the parent in Belgium and benefited Belgian parent’ business, the expenditures in the US should be deducted when incurred. As a result the current tax liability which was outstanding as at December 31, 2022 amounting to €1.6 million was reversed.

The current tax income mainly relates to (i) reversal of tax liability in US for an amount of €1.6 million (see more details above) (ii) income tax paid or payable by certain of the Company’s subsidiaries for an amount of €185,000 (2022: €1.8 million), and (iii) a reversal of accrual of the liability for uncertain tax positions for an amount of €41,000 (2022: a reversal of €0.6 million).

The current tax liability of €2.0 million includes a liability for uncertain tax positions for an amount of €1.9 million and an income tax liability for an amount of €52,000. The uncertain tax position was recorded following certain public rulings and guidance issued by tax authorities in one of the jurisdictions that the Company operates in.

The deferred tax relates to a subsidiary where some payroll accruals are temporary differences in the determination of the taxable income. These temporary differences generate deferred tax income/(expense) of € 3,000 in 2023, € 10,000 in 2022 and €4,000 in 2021.

The income tax expenses can be reconciled to the Company’s Belgian statutory income tax rate of 25% (25% in 2022) as follows:

	For the year ended December 31
(in EUR 000)	2023	2022	2021
Loss for the period before taxes	(44,657)	(30,056)	(24,639)
Company statutory income tax rate	25.00%	25.00%	25.00%
Income tax at company statutory tax rate	11,164	7,514	6,160
Foreign tax rate differential	93	69	8
Unrecognized DTA on tax losses and temporary differences	(10,660)	(9,058)	(5,650)
Non deductible expenses	(387)	(566)	(555)
Share based payments	(653)	(674)	(317)
Income not subject to tax	112	974	—
Tax adjustments to the previous period	1,622	—	(57)
Local income taxes	46	601	(2,618)
Other	108	(29)	49
Income tax at company effective tax rate	1,445	(1,169)	(2,980)
Company effective income tax rate	3.24%	(3.89)%	(12.10)%

The tax adjustments to the previous period relates to the reversal of the current tax liability in the US subsidiary due to the R&D tax credit study (see above for more information).

The local income taxes in the effective tax rate reconciliation mainly relates to the theoretical tax exposure on R&D costs in the Australian subsidiary.

The Belgian entity, the Australian entity and German entity have historical losses that can be carried forward to future taxable income. The Belgian entity has tax losses for €153.6 million as at December 31, 2023 (2022: €108.2 million, 2021 : €79.0 million). The Australian entity has tax losses for €1.8 million as at December 31, 2023 (2022: €2.6 million, 2021: €1.2 million). The German entity has tax losses for €7,000 as at December 31, 2023. Due to the fact that these entities are not expected to generate significant profits in the near future, no deferred tax assets on tax losses carried forward and temporary differences have been recognized at this stage.

Deferred tax assets and liabilities are detailed below by nature of temporary differences for the year ended December 31, 2023 and 2022:

	As at December 31, 2023
(in EUR 000)	Assets	Liabilities	Net
Intangible assets	1,064	—	1,064
Property, plant and equipment	6	—	6
Right-of-use assets	—	(805)	(805)
Other current assets	—	(71)	(71)
Financial debt (Recoverable Cash Advances and derivatives)	1,948	—	1,948
Lease liabilities	839	—	839
Retirement benefit obligations	2	—	2
Other current liabilities	49	(30)	19
Tax-losses carried forward	38,886	—	38,886
Total gross deferred tax assets/(liabilities)	42,794	(906)	41,888
Netting by tax entity	(897)	897	—
Unrecognized deferred tax assets	(41,841)	—	(41,841)
Total deferred tax assets/(liabilities)	56	(9)	47

	As at December 31, 2022
(in EUR 000)	Assets	Liabilities	Net
Intangible assets	4,125	—	4,125
Property, plant and equipment	—	(7)	(7)
Right-of-use assets	—	(634)	(634)
Other current assets	13	—	13
Financial debt (Recoverable Cash Advances and derivatives)	1,827	(44)	1,783
Lease liabilities	660	—	660
Other current liabilities	—	(29)	(29)
Tax-losses carried forward	27,744	—	27,744
Total gross deferred tax assets/(liabilities)	34,369	(714)	33,655
Netting by tax entity	(714)	714	—
Unrecognized deferred tax assets	(33,608)	—	(33,608)
Total deferred tax assets/(liabilities)	47	—	47

The Company accumulates tax losses that are carried forward indefinitely for offset against future taxable profits of the Company. As stated above, the entities accumulating tax losses are not expected to generate significant profits in the near future so no deferred tax assets on tax losses carried forward and temporary differences have been recognized at this stage. The recognized deferred tax assets and liabilities in the consolidated balance sheets of the Company are positions that arise from temporary differences between statutory and IFRS account balances in the subsidiary in Israel and US.

30.Loss Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

	2023	2022	2021
As at December 31, after conversion and share split
Outstanding common shares at period-end	28,673,985	25,846,279	25,772,359
Weighted average number of common shares outstanding	27,968,142	25,819,165	23,792,693
Potential number of shares resulting from the exercise of warrants	2,279,750	2,578,750	1,993,000

Basic and Diluted EPS for the periods ended December 31, 2023, 2022 and 2021 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the period ended December 31
	2023	2022	2021
Loss of year attributable to common holders (in EUR)	(43,212,000)	(31,225,000)	(27,618,903)
Loss of year attributable to preferred holders (in EUR)	—	—	—
Loss of year attributable to equity holders (in EUR)	(43,212,000)	(31,225,000)	(27,618,903)
Weighted average number of common shares outstanding (in units)	27,968,142	25,819,165	23,792,693
Basic earnings per share in EUR (EUR/unit)	(1.545)	(1.209)	(1.161)
Diluted earnings per share in EUR (EUR/unit)	(1.545)	(1.209)	(1.161)

31.Other commitments

31.1.   Capital commitments

There are no commitments related to capital expenditures at the closing date.

31.2.   Lease expenses

The lease expense recognized in the income statement related to low-value leases and short-term leases amounts to:

	For the year ended December 31
(in EUR 000)	2023	2022	2021
Expense	202	240	75
Total	202	240	75

31.3.   Other commitments

The Company has granted in 2022 an amount of €0.5 million for educational grant starting on January 1, 2023 until December 31, 2024. The first installment of €250,000 is paid in January 2023, the second installment of €250,000 is planned to be paid during Q1 2024.

32.Related Party Transactions

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

32.1.   Remuneration of Key Management

The remuneration of the senior management consists of the remuneration of the CEO of the Company for the period ended December 31:

	For the period ended
	December 31
(in EUR 000)	2023	2022
Short-term remuneration & compensation	732	777
Post-employment benefits	33	29
Share based payment	143	118
Total	908	924

32.2.   Transactions with Non-Executive Directors and Shareholders:

	For the period ended December 31, 2023			For the period ended December 31, 2022
	R&D	Consulting	Board	R&D	Consulting	Board
(in EUR 000)	Collaboration	services	Remuneration	Collaboration	services	Remuneration
Cochlear	766	—	—	2,021	—	—
Robelga SRL (formerly MINV SA)	—	—	—	—	60	—
Donald Deyo	—	—	—	—	—	21
Robert Taub	—	—	129	—	—	76
Kevin Rakin	—	—	68	—	—	48
Pierre Gianello	—	—	65	—	—	42
Jan Janssen	—	—	—	—	—	12
Jurgen Hambrecht	—	—	58	—	—	46
Rita Mills	—	—	64	—	—	47
Giny Kirby	—	—	59	—	—	28
Raymond Cohen	—	—	—	—	—	23
Wildman Venturees LLC	—	—	86	—	—	—
Total	766	—	529	2,021	60	343
Amounts outstanding at year-end	—	—	110	1,243	60	95

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which they agreed to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. A new Statement of Work was entered into on June 8, 2020. Under this agreement, Cochlear is working with the Company in developing and enhancing the next generation implantable stimulator. This collaboration agreement lead to financial impact of € 182,000 million for the year ended December 31, 2023, compared to €2.0 million for the year ended December 31, 2022. In .January 2023 parties signed an additional statement of work related to the transfer of assets and related support for the setting up of a production line in the US. This additional statement of work led to a financial impact of €0.6 million for the year ended December 31,2023 and was recognized as part of assets under construction. All statements of work were completed in 2023.

On September 28, 2023, the Company announced a partnership with ResMed in Germany to increase OSA awareness and therapy penetration in the German market. The Company and ResMed Germany will establish a continuum of care that will educate and guide OSA patients in the German market from diagnosis through treatment. Together, the companies will work to accelerate patient identification and better support patient set-up on the appropriate therapy.

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

Employment Agreement with Loïc Moreau

We are party to an employment agreement, dated October 8, 2021, with Loïc Moreau, our chief financial officer since January 1, 2022. Pursuant to the terms of his employment agreement, Mr. Moreau receives a base salary of €259,000 and is eligible to receive an annual cash bonus of up to €184,000 based on performance criteria established by our remuneration committee and board of directors. The employment agreement has an indefinite term and can be terminated by either us or Mr. Moreau at any time subject to prior notice in accordance with Belgian law. We can immediately terminate the employment agreement in case of serious cause.

Consulting Arrangements

Robelga SRL (formerly MINV SA) Consulting Agreements

On June 9, 2021, we entered into a consulting agreement with MINV SA, pursuant to which MINV SA (i) assisted our executive management during investor meetings in connection with our initial public offering on Nasdaq and (ii) provided various consultancy services, including to support our executive management in business development activities. . On June 23, 2021, pursuant to a “merger by absorption” of MINV SA by Robelga SRL, all rights and obligations of MINV SA were transferred to Robelga SRL For the year ended December 31, 2023, we paid Robelga SRL a total fee of €60,000 for said services rendered during 2022 until the expiration of the agreement on June 8, 2022.

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

33.Events after the Balance-Sheet Date

On March 6, 2024, the Company issued 8,650 shares pursuant to an exercise of 2,400 2020 ESOP Warrants and 6,250 2021 ESOP Warrants. Consequently, on the date of this Annual Report, the Company’s registered capital amounts to EUR 4,927,355.12, represented by 28,682,635 shares. On March 19, 2024, the Company issued a press release announcing that the Company’s DREAM U.S. pivotal trial met its primary endpoints. More information can be found in the press release.