Form 20-F
period 2024-12-31
Nyxoah SA
filed 2025-03-20
CIK 1857190

As filed with the Securities and Exchange Commission on March 20, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________

For the transition period from _______________________ to ______________________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary shares, no nominal value per share: 37,427,265, as of December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

i

ii

GENERAL INFORMATION

In this annual report on Form 20-F, or Annual Report, “Nyxoah,” the “Company,” “we,” “us” and “our” refer to Nyxoah SA and its consolidated subsidiaries, except where the context otherwise requires.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements, principally in the sections titled “Risk Factors,” “Operating and Financial Review and Prospects” and “Business.” Some of the matters discussed concerning our operations and financial performance include forward-looking statements and estimates within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar words are intended to identify forward-looking statements and estimates. Forward-looking statements include, but are not limited to, statements about:

●	timing, progress, completion and results of clinical trials and our research and development programs;
●	the timing or likelihood of regulatory filings and approvals;
●	our reliance on the success of our Genio system;
●	our ability to achieve and maintain adequate levels of coverage or reimbursement for procedures performed with our products and any future products we may seek to commercialize;
●	the commercialization of our products;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our products and technology;
●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
●	cost associated with defending intellectual property infringement, product liability and other claims;
●	regulatory development in the U.S., Europe and other jurisdictions;
●	the rate and degree of market acceptance of our products;
●	our expectations about market trends;
●	developments relating to our competitors and our industry, including competing products;
●	our ability to accurately forecast customer demand and manage our inventory;
●	our ability to effectively manage our anticipated growth;
●	our ability to attract and retain qualified employees and key personnel;
●	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;
●	our expected use of proceeds from the initial public offering on The Nasdaq Global Market;
●	the future trading price of the ordinary shares and impact of securities analysts’ reports on these prices;

●	the impact on our business, financial condition and results of operations from regional conflicts, geopolitical events and any pandemic, epidemic or outbreak of an infectious disease in the U.S. or worldwide;
●	our plans to remediate our material weaknesses; and
●	other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

Risks Associated With Our Business

●	We have a limited operating history, have incurred losses in each period since our inception and may not be able to achieve or maintain profitability in the future.
●	Our future financial performance depends on the commercial acceptance of the Genio system in target markets.
●	Even though we have obtained certification, a CE-Mark, in Europe for the Genio system based on first positive clinical trial results, there is no guarantee that we will be able to maintain our current certification or to obtain additional certification or marketing authorizations in other jurisdictions, including the United States, or that the results from our ongoing and planned clinical trials will be sufficient for us to obtain or maintain such certifications or authorizations.
●	We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Genio system or any future product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business.
●	Even if we receive marketing authorizations, clearances or certifications in our target markets to commercialize the Genio system or any product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives that could harm our business.

●	A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, could materially and adversely affect our business and our financial results and cause a disruption to our research, development and commercialization efforts.
●	A loss or degradation in performance of the suppliers on which we depend for services and components used in the production and assembly of the Genio system could have a material effect on our business, financial condition and results of operations.
●	We may not be able to manufacture or outsource manufacturing of the Genio system in sufficient quantities, in a timely manner or at a cost that is economically attractive.
●	Our products and operations are subject to extensive government regulation and oversight both in the United States. and abroad, and our failure to comply with applicable requirements could harm our business.
●	The Genio system is still unapproved in certain significant markets, such as the United States market, and seeking and obtaining regulatory authorization or certification for active implantable medical devices can be a long, expensive and uncertain process.
●	Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
●	We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology or loss of data, including any cyber security incidents, could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability which could harm our ability to operate our business effectively and adversely affect our business and reputation.
●	Our inability to fully protect and exploit our intellectual property and trade secrets may adversely affect our financial performance and prospects.
●	The dual listing of our ordinary shares may adversely affect the liquidity and value of the ordinary shares.
●	We or the third parties upon which we depend may be adversely affected by general political, unstable market and economic conditions and other events beyond our control and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
●	Climate change or legal, regulatory or market measures to address climate change may negatively affect our business, results of operations, cash flows and prospects.
●	In connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2024, we identified material weaknesses in our internal control over financial reporting. Additionally, we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or prevent fraud.

Risks Related to Our Financial Position

We have a limited operating history, have incurred losses in each period since our inception and may not be able to achieve or maintain profitability in the future.

We were incorporated in 2009, obtained certification (CE-Mark) for our Genio system in March 2019, and had our first commercial sales in Germany in July 2020. In 2024 we generated €4.5 million of sales from the Genio system compared to €4.3 million in 2023. We have incurred operating losses and negative operating cash flows in each period since we were incorporated in 2009, including operating losses of €58.8 million and €45.1 million and negative operating cash flows of €49.2 million and €44.8 million for each of the years ended December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024, we had an accumulated deficit of €217.7 million. These losses have resulted primarily from costs incurred in the development of our Genio system, as well as from general and administrative costs associated with our operations and manufacturing.

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

We expect to incur significant expenses and operating losses over the next few years, and we may need to raise additional capital in the future. We have so far been financed primarily by funds invested by our shareholders, including in connection with our initial public offering on Euronext Brussels in September 2020, the listing of our ordinary shares on the Nasdaq Global Market in July 2021, the issuance of ordinary shares in a public offering in May 2024 and the sale of ordinary shares via an at the market offering in October 2024. Additionally, in July 2024, we entered into a €37.5 million loan facility agreement with the European Investment Bank. Based on our current operating plan and our existing cash and cash equivalents of €34.2 million and financial assets of €51.4 million as of December 31, 2024, we expect to be able to fund our operations for at least 12 months as from the date of this Annual Report. However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our financial resources much faster than currently expected. Our future success depends on our ability to raise capital and/or execute our current operating plan. Any future funding requirements will depend on many factors, including without limitation:

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

Risks Related to Development of Our Products and Product Candidates

Even though we have obtained certification, a CE-Mark, in Europe for the Genio system based on positive results from our initial clinical trial, there is no assurance that we will be able to maintain this certification or to obtain additional certification or marketing authorizations in other jurisdictions, including the United States, or that the results from our ongoing and planned clinical trials will be sufficient for us to obtain or maintain such certifications or authorizations.

Even though we have obtained certification, or CE-Mark, in Europe for the Genio system based on positive results from our BiLAteral hypoglossal nerve stimulation for treatment of Obstructive Sleep Apnea, or BLAST, clinical trial, there is no assurance that ongoing or future clinical trials we may conduct to support further marketing authorizations, certifications or clearances (or to maintain existing ones) will be successful or that the Genio system will perform as intended. We may be required to develop more clinical evidence than we currently anticipate before we are able to demonstrate to the satisfaction of the FDA or other regulatory authorities that the Genio system is safe and effective for its intended use, if ever. To obtain a certificate of conformity, manufacturers need to comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC), the Active Implantable Medical Devices Directive (Council Directive 90/385/EEC) or Medical Device Regulation (EU) 2017/745 of the European Parliament, and in particular to demonstrate that devices are designed and manufactured in such a way that they will not compromise the clinical condition or safety of patients, or the safety and health of users and others (that the potential benefits outweigh potential risks). In addition, medical devices must achieve the performance intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. However, if the Genio system causes or contributes to consumer injuries or other harm or other serious issues arise, we could face significant regulatory and legal challenges, including the potential loss of certification or authorization, and damage our reputation as a company, and it may be necessary to conduct further clinical trials to confirm the device can perform safely and effectively.

In particular, even if certification has been obtained in Europe, there is no guarantee for success in the United States of a pivotal trial to support a premarket submission to the FDA or for future U.S. marketing authorization. The FDA’s standard of review differs significantly from that required to obtain a CE-Mark in Europe, which only indicates that the device in question complies with European legislation. Medical devices certified for marketing in the European Union need notably to demonstrate that they are designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In contrast, before a medical device can receive FDA approval in the United States, the device must not only be proven to be safe, but also effective for its intended use, or in the case of a 510(k) clearance, substantially equivalent to a predicate device.

We may not receive, or may experience delays in receiving, the necessary marketing authorizations or certifications for our Genio system or any future product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates could have a material adverse effect on our business.

In the United States, before we can market a new medical device, or a new use of, or other significant modification to, an existing, marketed medical device, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, approval of a premarket approval, or PMA, application or grant of a De Novo classification request from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed “predicate” device, which may be a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k) exempt device. To be deemed substantially equivalent, the proposed device must have the same or similar intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness from the predicate device. Clinical data may be required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life sustaining, life supporting or implantable devices. In the De Novo classification process, a manufacturer of a novel device under the FDA that would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing can request an initial classification of the device as Class I or Class II based on evidence that the device in fact presents a low or moderate risk. If the FDA grants the De Novo classification request, the applicant receives authorization to market the device. If the De Novo process results in the classification of a device as Class II, the authorized device may be used subsequently as a predicate device for future 510(k) submissions.

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

To date, we have not obtained authorization from the FDA to market any product candidate in the United States. However, we initiated a modular PMA application process for our Genio system and have completed the submission of all modules to the FDA: we submitted the first module in March 2023, the second module in June 2023, the third module in November 2023, and the fourth and final module in June 2024. In a modular PMA, the complete contents of a PMA are compiled as sections or “modules”, such as preclinical, clinical, and manufacturing, that together become a complete application. This method is used for products that are in early stages of clinical study. The FDA reviews each module separately as it is received to provide feedback during the review process. If the FDA requires us to go through a lengthier, more rigorous examination for our product than we currently expect, our product introduction could be delayed or prevented, which would have a material adverse impact on our business and prospects. The Genio system cannot be legally marketed until the FDA reviews and approves the device based on all required modules of the PMA application. We may not be able to meet the requirements to obtain PMA approval, and even if we do obtain marketing authorization, the FDA may place significant limitations on any such marketing authorization depending on the available safety and effectiveness data for the Genio system for its intended uses.

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

Following the end of the “Brexit” transition period, from January 1, 2021 onwards, the UK Medicines and Healthcare products Regulatory Agency, or MHRA is responsible for the UK medical device market. The new regulations require medical devices to be registered with the MHRA, (but manufacturers are given a grace period of four to 12 months to comply with the new registration process). Manufacturers based outside the UK must appoint a UK Responsible Person to register devices with the MHRA in line with the grace periods. The UK will continue to recognize CE-Markings, as well as certificates issued by EU recognized Notified Bodies, until the earlier of June 30, 2028 or the expiration of the certificate for devices compliant with the Medical Devices Directive or the Active Implantable Medical Devices Directive, or until June 30, 2030 for devices compliant with the MDR. Devices marketed in the UK (England, Scotland, and Wales) after such respective dates will require a UK Conformity Assessed (UKCA) mark. However, UKCA marking alone will not be recognized in the EU. In addition, the rules for placing medical devices on the Northern Ireland market differ from those in the rest of the UK.

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

The success of any such product development efforts will depend on several factors, including our ability to do the following:

●	properly identify and anticipate physician and patient needs;
●	develop and introduce new products and product enhancements in a timely manner;
●	avoid infringing upon the intellectual property rights of third parties;
●	obtain necessary licenses from or reach commercial agreements with third parties owning proprietary technologies or solutions;
●	demonstrate, if required, the safety and efficacy of new products with data from non-clinical studies and clinical trials;
●	obtain the necessary regulatory authorizations and/or certifications for expanded indications, new products or product modifications;
●	be fully compliant with requirements related to marketing of new devices or modified products;
●	provide adequate training to potential users of our products;
●	receive adequate coverage and reimbursement for procedures performed with our products; and
●	develop an effective and dedicated sales and marketing team.

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

We obtained CE-Mark certification in Europe for the Genio system in March 2019, commenced sales of the Genio system in Germany in July 2020, and are pursuing marketing activities in advance of commencing selling efforts in several other European countries. In the United States, we completed the primary data analysis from our DREAM trial, and we submitted the data to the FDA in the fourth and final module of our application for marketing authorization of the Genio system in the U.S. market.

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

The outcome of prior clinical trials may not be predictive of the success of later clinical trials. For example, the positive outcome of our BLAST clinical trial, based on which we obtained certification for the Genio system in the EU, and of our DREAM trial to support our application for marketing authorization in the United States, does not ensure that our ACCCESS or other future clinical trials will be successful. Furthermore, interim results of a clinical trial do not necessarily predict final results. Product candidates in pivotal clinical trials may fail to show the desired safety and efficacy despite having progressed through non-clinical studies and earlier clinical trials. Many companies in the medical device industry have suffered significant setbacks in pivotal clinical trials after achieving positive results in earlier development, and we cannot be certain that we will not face such setbacks in the future.

The design of a clinical trial can determine whether its results will support marketing authorization or certification of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. We have limited experience in designing clinical trials, and there is no certainty that the design of our ongoing or future clinical trials will ultimately support marketing authorization or certification. Even if we believe that the results of clinical trials for our product candidates warrant marketing authorization or certification, the FDA or comparable non-U.S. regulatory authorities and Notified Bodies may disagree and may not grant marketing authorization or certification of our product candidates.

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

The U.S. Congress also recently amended the FDCA to require sponsors of a pivotal study of a new device to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must describe appropriate diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. Our DREAM and ACCCESS trials are considered pivotal trials but were initiated before the diversity action plan requirement became effective. For any future pivotal trials we plan to conduct for the Genio system or any other product candidate, we must submit a diversity action plan to the FDA by the time we submit a pivotal study protocol to the agency for review, unless we are able to obtain a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect the planning and timing of any future pivotal trial for our product candidates. However, initiation of such trials may be delayed if the FDA objects to our proposed diversity action plans for any future pivotal trial for our product candidates, and we may experience difficulties recruiting an adequately diverse population of patients in attempting to fulfill the requirements of any approved diversity action plan.

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

From time to time, we may publicly disclose interim, top-line or preliminary data from our clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Importantly, interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. As a result, the interim, top-line or preliminary results that we report may differ from future results of the same trial, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, top-line or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim, top-line or preliminary data we previously published.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular non-clinical study or clinical trial is based on what is typically extensive information, and others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our products and product candidates may be harmed, which could harm our business, operating results, prospects or financial condition. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock. For all of the foregoing reasons, interim, top-line and preliminary data should be viewed with caution until the final data are available.

Attracting patients to perform clinical trials and meeting clinical trial objectives can be more costly and time-consuming than expected and could be adversely affected by another health crisis.

In order conduct our clinical trials, we must recruit, screen and enroll eligible patients. Patients may be identified from the investigator’s own clinical practice or hospital or may be referred by another physician. Potential clinical trial participants must provide informed consent before undergoing certain clinical tests that are used to determine patient eligibility based on inclusion/exclusion criteria. As a result, at the time of informed consent, we do not know if a patient will be eligible to participate in the trial, so we will need to screen many more patients than we intend to enroll in order to meet our enrollment criteria. After a patient is determined to be eligible and is enrolled in the clinical trial, they must comply with the trial requirements and undergo periodic time-consuming tests, including a sleep test in a sleep lab. Not all patients who undergo screening will ultimately be eligible for enrollment in our clinical trials. Moreover, some of the enrolled participants may not comply with the requirements of the trial, thereby leading to poor or unusable data, or some may withdraw from the trial, which may compromise the results of the clinical trial.

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

As is the case with implantable medical devices generally, it is likely that there may be side effects and adverse events associated with the use of our Genio system or any future product candidate. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. SAEs or undesirable side effects caused by, or other unexpected properties of, our product candidates could cause us, an IRB or regulatory authorities or other bodies to interrupt, delay or halt clinical trials of one or more of our product candidates and could result in a more restrictive label or the delay or denial of marketing approval or certification by the FDA, Notified Bodies or comparable non-U.S. regulatory authorities. If any of our product candidates is associated with SAEs or undesirable side effects or has properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many medical devices that initially showed promise in clinical trials or earlier stage testing have later been found to cause undesirable or unexpected side effects that prevented further development of the device. Additionally, if any of our product candidates, including the Genio system, receives marketing authorization from the FDA, the side effects observed in clinical trials could result in a more restrictive label than we anticipate.

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

The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products, which could affect our ability to sell our product candidates profitably. These payors may not view the Genio system or any of our other product candidates, if authorized for marketing, as reasonable and necessary for the treatment of patients or cost-effective, and coverage and reimbursement may not be available to our customers, or may not be sufficient to allow our product candidates, if authorized for marketing, to be sold on a competitive basis. Cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower than anticipated product revenues. Further, if the prices for our product candidates, if authorized for marketing, decrease or if governmental and other third-party payors do not provide adequate coverage or reimbursement, our prospects for revenue and profitability will suffer. Marketing authorization or certification of a product does not guarantee sufficient reimbursement to achieve commercial success.

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

For example, if we obtain regulatory authorization to market the Genio system in the United States, we intend to build a direct sales force. We have no experience marketing and selling the Genio system in the United States. To commence commercial launch will require us to hire, develop, grow and retain a U.S. marketing and sales organization. To do so will require significant investment in recruiting and training as we ramp up to a U.S. commercial launch. There is significant competition for marketing and sales personnel experienced in medical device sales. Once we hire such personnel, we expect to provide them with in-depth training, which can be lengthy, because it will require significant education for new marketing and sales representatives to achieve the level of clinical competency with the Genio system that physicians expect. Upon completion of training, our sales representatives will require lead time in the field to grow their network of accounts and achieve productivity levels we expect them to reach in each individual territory. If we are unable to attract, motivate, develop and retain a sufficient number of qualified sales personnel, and if our sales representatives do not achieve the productivity levels we expect them to reach, our revenue will not grow at the rate we expect, and our financial performance will suffer.

If the commercial launch of the Genio system in the United States or another jurisdiction for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. In addition, our sales efforts may be hindered in target markets if we fail to develop and, as applicable, obtain marketing authorization for complementary products.

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

Acceptance of the Genio system will depend on physicians being convinced of the distinctive characteristics, clinical performance, benefits, safety and cost-effectiveness of the device and being prepared to undertake special training in certain cases. Furthermore, physicians will likely only adopt the Genio system if they determine, based on experience, clinical data, and published peer-reviewed journal articles that the Genio system is an attractive treatment solution, and that third-party payors, such as government programs and private health insurance plans, will provide coverage and adequate reimbursement for its use. Regarding the Genio system, two articles related to the BLAST OSA trial have been published in the European Respiratory Journal and Laryngoscope Investigative Otolaryngology. Two additional articles have since been published – a case report on complete concentric collapse (CCC) published in Clinical Case Reports and a comparative analysis of the first 10 patients of each of Inspire and Nyxoah’s hypoglossal nerve stimulation systems in Otolaryngology Open journal.

The degree of market acceptance of the Genio system and any other product candidates we develop will depend on a number of social, psychological, economic and other factors and concerns, including:

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

Taking into account our current financial and managerial resources, we will have to carefully prioritize the order in which we address our target European markets for commercialization of the Genio system, based on parameters such as market size, market readiness, and competition, and then allocate our financial and managerial resources accordingly. In order to identify our primary target markets, we make projections on the number of people by target market. These projections are derived from a variety of sources, including, but not limited to, scientific literature, governmental statistics and market research, and are highly contingent on a number of variables that are difficult to predict and may prove to be too high. If as a result of these or other factors the market for the Genio system does not develop as currently anticipated, our ability to generate revenue could be materially adversely affected. Further, if we use our financial and managerial resources to promote a particular indication expansion that is not ultimately sufficiently commercially successful, this could result in a smaller population of patients who could benefit from the Genio system than we anticipate which would result in lower potential revenue.

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

We consider other companies that have designed hypoglossal nerve stimulation technologies to treat OSA as direct competitors. We are aware of only one currently marketed nerve stimulation device for the treatment of OSA, the Inspire Medical system marketed by Inspire Medical Systems, Inc., and one other nerve stimulation system for the treatment of OSA currently not actively commercialized in Europe from ImThera/ LivaNova PLC. The Inspire Medical system is currently the only neuro stimulation system approved to treat moderate to severe OSA in the United States. Additionally, we also consider, as indirect competition, invasive surgical treatment options such as uvulopalatopharyngoplasty and maxillomandibular advancement surgery, and, to a lesser extent, mandibular advancement devices, which are primarily used in the treatment of mild to moderate OSA.

Glucagon-like peptide 1 (GLP-1s”), a class of drug initially indicated for diabetes and obesity, gained popularity as a weight-loss drug beginning in 2023. In 2024, GLP-1s, also received a clinical indication for the treatment of OSA. Although we believe that there could be a benefit to our business as a result of GLP-1s, there can be no assurance of such benefit. If GLP-1s are successful in treating OSA, demand for our Genio system could be reduced and could have a material adverse effect on our sales, financial condition and results of operations.

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

While we previously implemented work-from-home policies to support the community efforts to reduce the transmission of COVID-19 and protect employees, these work-from-home policies continue in effect to the degree that we believe to be appropriate, tailored to the role of each team member. We also implemented a number of measures to ensure employee safety and business continuity. While many restrictions in locations in which we have employees or independent contractors have been lifted or continue to be relaxed and phased re-openings were implemented, these restrictions may be re-implemented, or new restrictions imposed if rates or incidence of infection increase.

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

In addition, our suppliers may discontinue their supply of components or services upon which we rely before the end of the product life of the Genio system. The timing of a discontinuation may not allow us sufficient time to develop and obtain any regulatory authorizations or certifications as required for replacement components or services before we exhaust our inventory. If suppliers discontinue their supply of components or services, we may have to pay premium prices to our suppliers to keep their production or service lines open or to obtain alternative suppliers, buy substantial inventory to last until the scheduled end of life of the Genio system or through such time as we have an alternative component developed and authorized by the regulatory authorities, or temporarily cease supplying the Genio system once our inventory of the affected component is exhausted.

Any of these interruptions to the supply of services or components could result in a substantial reduction in our available inventory and an increase in our production costs.

We may be unable to attract and retain management and other personnel we need to succeed.

Given our current state of development, reliance on the expertise and experience of our board of directors, management and other key employees, as well as contractors, in management, engineering, manufacturing, clinical and regulatory matters, sales and marketing, and other functions is crucial. The departure of any of these individuals without timely and adequate replacement or the loss of any of our senior management or other key employees would make it difficult for us to achieve our objectives in a timely manner, or at all. We might not be able to find and attract other individuals with similar levels of expertise and experience or similar relationships with commercial partners and other market participants. In addition, our competitive position could be compromised if a member of senior management transferred to a competitor.

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

Expedited, reliable shipping is essential to our operations since the components of the Genio system are manufactured to our specifications by third-party suppliers in various jurisdictions. While the initial assembly of the different electronic components is done by different external suppliers, the final assembly of certain components is performed in our facilities in Belgium. Expedited, reliable shipping is also essential to ship our products to our customers. As a result, we rely heavily on providers of transport services for reliable and secure point-to-point transport of the key components of the Genio system to our facility and for tracking of these shipments, as well as for reliable transport of our product to our customers. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any components, it would be costly to replace such components in a timely manner and such occurrences, if they resulted in delays to the assembly and shipment of the completed Genio system to customers, may damage our reputation and lead to decreased demand for the Genio system and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for the Genio system on a timely basis.

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

We expect to be required to significantly increase manufacturing volumes as clinical trials on the Genio system are expanded and the Genio system is commercialized. The capacity of our manufacturing facility in Milmort, Belgium, along with our contract manufacturer in the United States, is expected to cover the Genio Implantable Stimulator demand for 2025. Manufacturing of the Genio Activation Chip, the Genio Charging Unit and the Genio External Stimulator is mostly outsourced to third party contract manufacturing organizations. In order to support future demand for the Genio system, we may need to expand our manufacturing capacity, which could require opening a new facility or additional outsourcing to a third-party contract manufacturing organization. For example, if we obtain regulatory authorization to market the Genio system in the United States we would likely have to significantly increase our manufacturing capabilities in order to satisfy anticipated demand. We expect that this could include opening a manufacturing facility in the United States. Opening a new manufacturing facility could involve significant additional expenses, including for the construction of a new facility, the movement and installation of key manufacturing equipment, the modification of manufacturing processes and for the recruitment and training of new team members. In addition, we must also notify, and in most cases obtain approval from, regulatory authorities regarding any changes or modifications to our manufacturing facilities and processes, and the regulatory authorities might not authorize us to proceed or might delay the process significantly.

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

In the United States, we are in the process of seeking FDA marketing authorization. We have submitted to the FDA all four modules of our PMA application for the Genio system, and the agency is currently reviewing the complete submission. Even though we have submitted the PMA application, the Genio system may not successfully obtain marketing authorization. In addition, there may be substantial and unexpected delays in the process, for example the FDA may request additional information or data relating to the Genio system, or even further clinical trials, as a condition for granting approval.

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

Even if marketing authorization of a product candidate is received, commercial products and their manufacturers are subject to ongoing review and extensive regulation, including with respect to the manufacture, medical device reporting, import, export, registration, listing of devices and post-market surveillance of the product. For example, medical device manufacturers must submit periodic reports to the FDA after obtaining marketing authorization. These reports include information about failures and certain adverse events associated with the device after its marketing authorization.

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

Failure to comply with the extensive regulations and approvals to which our manufacturing facilities and those of our third-party suppliers are subject may adversely affect our business.

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

Any failure to follow and appropriately document adherence to regulatory requirements (including maintaining an adequate quality management system in line with the most up-to-date standards and regulations) by us or our third-party suppliers may lead to significant delays in the availability of the Genio system for commercial sale or clinical trials, may result in the termination or suspension of a clinical trial, or may delay or prevent filing or approval or maintenance of marketing applications for the Genio system.

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

Any of the foregoing actions could significantly and negatively affect supply of the Genio system, if authorized for sale by the FDA, and be detrimental to our reputation or result in significant costs or loss of revenues. If any of these events occurs, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

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

The MDR became effective on May 26, 2021. Devices lawfully placed on the market pursuant to the EU Medical Devices Directive, or MDD, and the AIMD Directive, or AIMDD, prior to May 26, 2021 could initially continue to be made available on the market or put into service until May 26, 2025. Nevertheless, the European Parliament recently adopted legislation to extend this transitional period to give manufacturers more time to switch from the previously applicable provisions to the new certification requirements for medical devices as laid down by the MDR. For high risk, class III and class IIb implantable devices the transitional period was extended until December 31, 2027. For medium and low risk, class IIb devices and class IIa, Im, Is and Ir devices the transition period was extended until December 31, 2028. The MDR among other things:

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

These modifications may have an effect on the way we design and manufacture product and products candidates and conduct our business in the EU and EEA. For example, as a result of the transition towards the new regime, Notified Body review times have lengthened, and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business. While our Genio system has been certified under the AIMDD and can therefore remain on the EU market until the extended deadline of December 31, 2027, we are evaluating the implementation of the new requirements of the MDR. We cannot exclude unexpected regulatory hurdles and possible delays while transitioning towards the new regime. In addition, we obtained a CE-Mark for the Genio 2.1 system under the MDR in July 2022.

The EU-UK Trade and Cooperation Agreement, or TCA, came into effect on January 1, 2021. The TCA does not specifically refer to medical devices. However, as a result of Brexit, the MDR will not be implemented in the UK, and previous legislation that mirrored the MDR in the UK law has been revoked. The regulatory regime for medical devices in the UK will continue to be based on the requirements derived from current EU legislation, and the UK may choose to retain regulatory flexibility or align with the MDR going forward. CE-markings will continue to be recognized in the UK, and certificates issued by EU-recognized Notified Bodies will be valid in the UK, until the earlier of June 30, 2028 or the expiration of the certificate for devices compliant with the MDD or AIMDD or until June 30, 2030 for devices compliant with the MDR. For medical devices placed on the UK market after this period, the UK Conformity Assessed, or UKCA, marking will be mandatory. In contrast, UKCA marking and certificates issued by UK Notified Bodies will not be recognized on the EU market. The TCA does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the “rules of origin” criteria will need to be reviewed. Depending on which countries products will be ultimately sold in, manufacturers may start seeking alternative sources for components if this would allow them to benefit from no tariffs. Under the Windsor Framework, an agreement between the UK government and the European Commission, the rules for placing medical devices on the Northern Ireland market differ from those in the UK. These modifications may have an effect on the way we design and manufacture products and we conduct our business in these countries.

Seeking, obtaining and maintaining certification in the EU under the MDR can be an uncertain process and Notified Bodies have limited resources and may experience backlogs.

Devices on the market in the EU that have been granted a CE-Mark under the AIMDD, will need to be re-evaluated and re- certified in accordance with the MDR. Any modification to an existing CE-Marked medical device will also require review and certification under the MDR.

The MDR also requires a re-designation of the Notified Bodies, the organizations designated by the EU member state in which they are based that are responsible for assessing whether medical devices and manufacturers of medical devices meet the applicable regulatory requirements in the EU. To be re-designated, Notified Bodies must demonstrate increased technical expertise in their scope of designation, as well as improved quality management systems. This re-designation process has caused backlogs in the assessment of medical devices and medical device manufacturers during the transition period leading up to May 26, 2021, the effective date of the MDR. In the European Union, currently 50 Notified Bodies have been re-designated, including one for Belgium.

The CE-Mark obtained in 2019 under the AIMDD for our Genio system was re-certified under the MDR prior to the deadline of December 31, 2027. Significant modifications to the Genio system, if any, will require certification under the MDR and cannot be implemented during the transition period from the AIMDD to the MDR.

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

We have developed and maintain a quality management system for medical devices intended to ensure quality of our products and activities. The system is designed to be in compliance with regulations in many different jurisdictions, including the QSR mandated by the FDA in the United States and the requirements of the AIMDD in the European Union, including the international standard ISO 13485 required by the member states in Europe that recognize the CE-Mark, as well as Israel, New Zealand and Australia. The FDA issued a final rule on January 31, 2024 describing revisions to the QSR to harmonize it with ISO 13485:2016. The harmonized regulations, which will be called the Quality Management System Regulation, or QMSR, will become effective on February 2, 2026.

Compliance with regulations for quality management systems for medical device companies is time consuming and costly, and there are changes in such regulations from time to time. For example, the latest version of ISO 13485, ISO 13485:2016, aims to harmonize the requirements of ISO 13485 with the requirements of the AIMDD. While management believes that we are compliant with existing quality management system regulations for medical device companies as of the date of this Annual Report, it is possible that we may be found to be noncompliant with new or existing regulations in the future. In addition, we may be found to be noncompliant as a result of future changes in, or interpretation of, the regulations for quality systems. If we do not achieve compliance or subsequently become noncompliant, the regulatory authorities may require that we take appropriate action to address non- conformance issues identified in a regulatory audit, and may, if we do not take such corrective actions in a timely manner, withdraw marketing clearance, or require product recall or take other enforcement action.

Our external vendors must, in general, also comply with the quality systems regulations and ISO 13485. Any of our external vendors may become noncompliant with quality systems regulations or ISO 13485, which could result in enforcement action by regulatory authorities, including, for example a warning letter from the FDA or a requirement to withdraw from the market or suspend distribution, or export or use of products manufactured by one or more of our vendors.

Any change or modification to a device (including changes to the manufacturing process) may require supplemental filings to regulatory authorities or new submissions for marketing authorization or certification (depending on the jurisdiction) and must be made in compliance with appropriate quality system regulations (such as the QSR for the United States and the AIMDD and the MDR for Europe), which may cause interruption to or delays in the marketing and sale of our products. Regulations and laws regarding the manufacture and sale of AIMDs are subject to future changes, as are administrative interpretation and policies of regulatory agencies. If we fail to comply with such laws and regulations where we would intend to market the Genio system, we could be subject to enforcement action including recall of our device, withdrawal of approval, authorization, certification or clearance and civil and criminal penalties. If any of these events occur, it may materially and adversely affect our business, financial condition, results of operations and prospects.

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

All medical devices have associated risks. Regulatory authorities regard active implantable medical devices, or AIMDs, as the highest risk category of medical devices and, accordingly, AIMDs are subject to a high level of scrutiny when seeking regulatory approval or other marketing authorization. The Genio system was reviewed, classified and issued a certificate of conformity as an AIMD by our European Notified Body allowing us to affix the CE-Mark. A CE-Mark in Europe indicates that the device in question is in full compliance with European legislation. Medical devices authorized for marketing in the European Union need to comply with the essential requirements laid down in the AIMDD and in particular to demonstrate that they are designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others (that the potential benefits outweigh potential risks). In addition, medical devices must achieve the performance intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. Devices authorized first in the European Union may be associated with an increased risk of post-marketing safety alerts and recalls. On the other hand, before FDA premarket approval of a medical device in the United States, a device must be shown to be safe and effective for its intended use. The risks associated with medical devices and the therapy delivered by them, include, among others, risks associated with any surgical procedure, such as infection, allergic reaction, and consequences of anesthesia and risks associated with any implantable medical device such as device movement, electromagnetic interference, device failure, tissue damage including nerve damage, pain and psychological side effects associated with the therapy or the surgical procedure.

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

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized medical devices in the event of material deficiencies or defects in design or manufacture of a device or in the event that a device poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall any of our devices if any material deficiency or risk associated with such devices is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

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

Recalls of the Genio system would divert managerial and financial resources and could result in damaged relationships with regulatory authorities and lead to loss of market share to competitors. In addition, any product recall may result in irreparable harm to our reputation. Any product recall could impair our ability to produce our devices in a cost-effective and timely manner in order to meet customer demand. We may also be required to bear other costs or take other actions that may have a negative impact on future revenue and could prevent us from achieving or maintaining profitability.

The misuse or off-label use of our product candidates may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Any marketing authorization or certification we may receive for our Genio system or other product candidates will be limited to specified indications for use, and we must also comply with requirements concerning advertising and promotion of the system. Promotional communications with respect to medical devices are subject to a variety of legal and regulatory restrictions and must be consistent with the device’s authorized intended use, data from any clinical trials, and established specifications. Thus, we will not be able to promote the Genio system for indications or uses for which they are not authorized. We plan to train our marketing personnel and direct sales force not to promote the Genio system for uses outside of the authorized indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label, which could harm our reputation in the marketplace among physicians and patients.

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

Healthcare laws and regulations in the United States may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute any products for which we obtain marketing approval. The healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

●	the U.S. federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
●	the U.S. federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal government program, or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement;
●	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including in some circumstances mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
●	the U.S. federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

●	the U.S. federal transparency requirements under the Physician Payments Sunshine Act require manufacturers of FDA-authorized drugs, devices, biologics and medical supplies covered by Medicare or Medicaid to report, on an annual basis, to the Centers for Medicare and Medicaid Services information related to payments and other transfers of value to physicians, certain advanced non-physician healthcare practitioners, and teaching hospitals as well as ownership and investment interests held by physicians and their immediate family members; and
●	analogous foreign and state laws and regulations such as state anti-kickback and false claims laws and analogous non-U.S. fraud and abuse laws and regulations, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require medical device companies to comply with the device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring device manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. State and non-U.S. laws, including the EU General Data Protection Regulation, or GDPR, also govern the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. Future legislative and regulatory proposals to further reform healthcare or reduce healthcare costs may prevent, limit or delay regulatory authorization of our product candidates or coverage or reimbursement for such product candidates, if approved, or even lower reimbursement for the procedures associated with the use of such product candidates. More broadly, such future legislation or regulation may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products. We cannot be sure whether additional legislative changes will be enacted, or whether any of the FDA’s regulations, guidance or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be.

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

The collection and use of personal health data in the European Union and European Economic Area, or EEA, is governed by the GDPR. Since we are located in the European Union, we are subject to the GDPR when we process personal data from anywhere in the world for purposes of our business in the EEA. The territorial reach of the GDPR also includes the activities of businesses located outside of the EEA that relate to the businesses’ provision of goods or services to residents in the EEA, or monitoring the behavior of people in the EEA. We are therefore also subject to the GDPR even where our data processing activities take place outside of the European Union and relate only to our business outside of the European Union to the extent that such activities involve the personal data of individuals located in the European Union and relate to our offer of goods or services to them, or to our monitoring of their behavior. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive personal data” which includes health and genetic information of data subjects and we may be required to put in place additional mechanisms to ensure compliance with such data protection rules. This may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations and prospects.

The GDPR also regulates the transfer of personal data subject to the GDPR to so-called third countries that have not been found by the European Commission to provide an adequate level of data protection. Certain legal developments in Europe have created complexity and uncertainty regarding such transfers.

For instance, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated, by means of the so-called Schrems II-judgment, the EU-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate third country personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. The impact of the Schrems II-judgment was thus not confined to US personal data transfers, but to any transfer of personal data to third countries that are not deemed by the European Commission to provide for an adequate level of data protection. Both the EU controller (we) and the third country recipient need to verify whether the destination country’s laws will allow compliance with the GDPR, the transfer tool itself and also the EU Charter on Fundamental Rights (essentially equivalent level of protection to that guaranteed within the EU by the GDPR). If this is not the case, notably if third country mass surveillance legislation leads in practice (case by case analysis taking into account all relevant aspects to evaluate whether the mass surveillance legislation will apply and the impact thereof) to noncompliance, then we need to assess whether this can be remedied by supplementary measures (organizational, technical (encryption, pseudonymization) and contractual). The European Data Protection Board, or EDPB, regrouping all data protection authorities in the EU, has issued guidance in this respect; see EDPB Opinion 01/2020). If not, such transfer should be suspended or ended. If we are however intending to keep transferring personal data despite this conclusion, then we must notify the competent data protection authority. Nevertheless, there have been further developments towards more certainty in respect of EU-U.S. personal data transfers. On July 10, 2023, the European Commission adopted an adequacy decision for a new mechanism for transferring data from the EU to the United States - the EU-U.S. Data Privacy Framework, which provides EU individuals with several new rights, including the right to obtain access to their data, or obtain correction or deletion of incorrect or unlawfully handled data, and allows U.S. companies to self-certify to the U.S. Department of Commerce their compliance with a set of agreed privacy principles in order to freely receive EU personal data. The adequacy decision followed the signing of an executive order introducing new binding safeguards to address the points raised in the Schrems II-judgment. Notably, the new obligations were geared to ensure that data can be accessed by U.S. intelligence agencies only to the extent necessary and proportionate and to establish an independent and impartial redress mechanism to handle complaints from Europeans concerning the collection of their data for national security purposes. The European Commission will continually review developments in the United States along with its adequacy decision. Adequacy decisions can be adapted or even withdrawn in the event of developments affecting the level of protection in the applicable jurisdiction. On a general note, failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR). If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.

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

Further, in March 2017, the United Kingdom formally notified the European Council of its intention to leave the European Union pursuant to Article 50 of the Treaty on European Union. The United Kingdom ceased to be a European Union Member State on January 31, 2020, but enacted a Data Protection Act substantially implementing the GDPR, effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. Currently, the data protection laws of the UK and the EU remain closely aligned, which means that the UK also requires additional analysis of local laws and additional measures for transfers of personal data out of the UK to countries (including the U.S.) that have not been deemed by the UK to have adequate data protection laws. In relation to UK-EEA personal data transfers, these can freely continue provided that on the one hand the UK has deemed that the EEA has adequate data protection laws (i.e. we can freely transfer personal data from the U.K. to our business in Belgium or elsewhere in the EEA) and on the other hand the European Commission adopted on 28 June 2021 an adequacy decision for the UK. The adequacy decision does however have a limited duration of four years, so that we need to re-evaluate our transfers from the EEA to the UK in 2025 (or earlier if the European Commission intervenes following a lowering of the level of data protection in the UK. We are required to comply with both the GDPR and the UK GDPR, with each regime having the ability to fine up to the greater of €20 million (in the case of the GDPR) or £17,5 million (in the case of the UK GDPR) and 4% of total annual revenue. We may need to appoint a local representative in the UK, and incur other additional costs and risks, as a result of the UK and the EU having separate data protection regimes.

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

In addition, state privacy and security laws and regulations vary from state to state, constantly evolve, and remain subject to significant change. In some cases, such laws and regulations can impose more restrictive requirements than HIPAA and other U.S. federal laws, thus complicating compliance efforts. By way of example, California and Virginia have enacted significant privacy laws that give residents of those states expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. In addition, new state privacy laws became effective in Florida, Montana and Texas in 2024, and will become effective in Tennessee and Iowa in 2025 and in Indiana in 2026, and numerous other states are considering new privacy laws. Furthermore, other U.S. states, such as New York, Massachusetts, and Utah, have enacted stringent data security laws and numerous other states have proposed similar privacy laws. Failure to comply with these state privacy laws could result in penalties and present unresolved compliance issues. In addition, the enactment of a U.S. federal privacy law is possible. The changing number of U.S. state or federal privacy laws may increase our compliance costs and potential liability. New privacy and data security laws have been proposed in more than half of the states in the United States and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the United States, which trend may accelerate with increasing concerns about individual privacy. The existence of comprehensive privacy laws in different states in the country will make our compliance obligations more complex and costly and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. In addition to fines and penalties that may be imposed for failure to comply with state law, some states also provide for private rights of action to patients for misuse of or unauthorized access to personal information.

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

In China, there have also been recent significant developments concerning privacy and data security. The Data Security Law of the People’s Republic of China, or Data Security Law, which took effect on September 1, 2021, requires data processing (which includes the collection, storage, use, processing, transmission, provision and publication of data), to be conducted in a legitimate and proper manner. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data processing activities and also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data.

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

Any such access, breach, or other loss of information could result in legal claims or proceedings, liability under domestic or foreign privacy, data protection and data security laws such as HIPAA and the Health Information Technology for Economic and Clinical Health Act, or HITECH, and penalties. Notice of certain security breaches must be made to affected individuals, the Secretary of Department of Health and Human Services, or HHS, and for extensive breaches, notice may need to be made to the media or state attorneys general. Such notice could harm our reputation and our ability to compete. Although we have implemented security measures, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, conduct research and development activities, collect, process and prepare company financial information, and manage the administrative aspects of our business.

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

Further, various states, such as California and Massachusetts, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily preempted by HIPAA, particularly if a state afford greater protection to individuals than HIPAA. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California’s patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. Similarly, the California Consumer Privacy Act, or CCPA, allows consumers a private right of action when certain personal information is subject to unauthorized access and exfiltration, theft or disclosure due to a business’ failure to implement and maintain reasonable security procedures. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and data we receive, use and share, potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, for the treatment of genetic data, along with increased customer demands for enhanced data security infrastructure, could greatly increase our cost of providing our products, decrease demand for our products, reduce our revenues and/or subject us to additional liabilities.

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

We generally seek patent protection where possible for those aspects of our technology and products that we believe provide significant competitive advantages. However, obtaining, maintaining, defending and enforcing patents is costly, time consuming and complex, and we may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Under certain of our license or collaboration agreements, we may not have the right to control the preparation, filing, prosecution and maintenance of patent applications, or to maintain the rights to patents licensed to or from third parties. Further, we cannot be certain that patents will be issued with respect to our pending or future patent applications. In addition, we do not know whether any issued patents will be upheld as valid or proven enforceable against alleged infringers or whether they will prevent the development of competitive patents or provide meaningful protection against competitors or against competitive technologies.

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

The market prices of the ordinary shares may be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ordinary shares or shares at or above the price originally paid for the security. The market price for the ordinary shares may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial condition and operating results;
●	the release of new data from our DREAM and other clinical trials;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities analysts;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	currency fluctuations;
●	additions or departures of key management or scientific personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
●	our ability to obtain regulatory approval from the FDA to market our current and future products in the United States;
●	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
●	announcement or expectation of additional debt or equity financing efforts;
●	issuances or sales of the ordinary shares by us, our insiders or our other shareholders; and
●	general economic and market conditions, including inflation, higher interest rates and potential recession.

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

Short selling may drive down the market price of our ordinary shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend significant resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

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

We are a Belgian public limited liability company. Half of the members of our board of directors and half of the members of our executive management team are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium.

The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium, unless (in addition to compliance with certain technical provisions) the Belgian courts are satisfied of the following:

●	the effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;
●	the judgment did not violate the rights of the defendant;
●	the judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;
●	the judgment is not subject to further recourse under U.S. law;
●	the judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be recognized in Belgium;
●	the claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;
●	the Belgian courts did not have exclusive jurisdiction to rule on the matter;
●	the U.S. court did not accept its jurisdiction solely on the basis of the presence of the plaintiff or the location of goods not direct linked to the dispute in the United States;
●	the judgment did not concern the deposit or validity of intellectual property rights when the deposit or registration of those intellectual property rights was requested, done or should have been done in Belgium pursuant to international treaties;
●	the judgment did not relate to the validity, operation, dissolution, or liquidation of a legal entity that has its main seat in Belgium at the time of the petition of the U.S. court;
●	if the judgment relates to the opening, progress or closure of insolvency proceedings, it is rendered on the basis of the European Insolvency Regulation (EC Regulation No. 1346/2000 of May 29, 2000) or, if not, that (a) a decision in the principal proceedings is taken by a judge in the state where the most important establishment of the debtor was located or (b) a decision in territorial proceedings was taken by a judge in the state where the debtor had another establishment than its most important establishment;
●	the judgment submitted to the Belgian court is authentic under the laws of the state where the judgment was issued; in case of a default judgment, it can be shown that under locally applicable laws the invitation to appear in court was properly served on the defendant; a document can be produced showing that the judgment is, under the rules of the state where it was issued, enforceable and was properly served on the defendant.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status will be made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2025. There is a risk that we will lose our foreign private issuer status in the future.

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

If the equity and credit markets deteriorate, it may make any necessary equity or debt financing more difficult to secure, more costly or more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could harm our growth strategy, financial performance and stock price and could require us to delay or abandon plans with respect to our business, including clinical development plans. Further, recent developments in the banking industry could adversely affect our business. If the financial institutions with which we do business enter receivership or become insolvent in the future, there is no guarantee that the Department of the Treasury, the Federal Reserve and the Federal Deposit Insurance Corporation, or FDIC, will intercede to provide us and other depositors with access to balances in excess of the $250,000 FDIC insurance limit, that we would be able to access our existing cash, cash equivalents and investments, that we would be able to maintain any required letters of credit or other credit support arrangements, or that we would be able to adequately fund our business for a prolonged period of time or at all, any of which could have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact that the high market volatility and instability of the banking sector more broadly could have on economic activity and our business in particular. In addition, there is a risk that one or more of our current service providers, manufacturers or other third parties with which we conduct business may not survive difficult economic times, including the current global situation resulting from the COVID-19 pandemic, the ongoing conflict between Russia and Ukraine, the war between Israel and Hamas, the instability of the banking sector, and the uncertainty associated with current worldwide economic conditions, which could directly affect our ability to attain our operating goals on schedule and on budget.

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

Our research and development facility is located in Tel Aviv, Israel. Accordingly, political, economic and military conditions in Israel, including the ongoing conflict between Israel and Hamas, may directly adversely affect our business. Any armed conflicts, terrorist activities, political instability in the region or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our business conditions in general and harm our results of operations. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although Israeli legislation requires the Israeli government to cover the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure that this government coverage will be maintained, or if maintained, will be sufficient to fully compensate us if any damages are incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

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

The adverse impacts of climate change include increased frequency and severity of natural disasters and extreme weather events such as hurricanes, tornados, wildfires (exacerbated by drought), flooding, and extreme heat. Extreme weather and sea-level rise may pose physical risks to our facilities as well as those of our suppliers. Such risks may include losses incurred as a result of physical damage to facilities, loss or spoilage of inventory, and business interruption caused by such natural disasters and extreme weather events. Other potential physical impacts due to climate change may include reduced access to high-quality water in certain regions and the loss of biodiversity, which could impact future product development. These risks could potentially disrupt our operations and supply chains, which may result in increased costs.

New legal or regulatory requirements may be enacted to prevent, mitigate, or adapt to the implications of a changing climate and its effects on the environment. These regulations, which may differ across jurisdictions, could potentially result in us being subject to new or expanded carbon pricing or taxes, increased compliance costs, restrictions on greenhouse gas emissions, investment in new technologies, increased carbon disclosure and transparency, upgrade of facilities to meet new building codes, and the redesign of utility systems, which could increase our operating costs, including the cost of electricity and energy used by us. Our supply chain would likely be subject to these same transitional risks and would likely pass along any increased costs to us.

While we believe that the potential risks and impacts of climate change could affect us, we believe that currently these potential risks and impacts are not material to the Company’s business and operations.

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

As a U.S. public company listed on Nasdaq, we incur legal, accounting, and other expenses that we would not incur if we were only listed on Euronext Brussels. We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Continued compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act requires that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results. In 2024, we made annual, semiannual and quarterly reporting with respect to our listing on Euronext Brussels.

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

Pursuant to Section 404, our management is required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2024. See “Item 15. Controls and Procedures.” Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer an “emerging growth company”, which may be up to five fiscal years from the date of our listing of ordinary shares on Nasdaq.

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

We are subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting. As a result of our failure to remediate the material weaknesses identified herein, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024. This conclusion could adversely impact the market price of our ordinary shares due to a loss of investor confidence in the reliability of our reporting processes and the accuracy or completeness of our reported financial information.

We are required to perform system and process evaluations and testing of our internal controls over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting. In addition, our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense, spend significant management effort, continue to hire additional accounting and financial staff with the appropriate experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We have not been able to complete our testing or may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Any failure to implement required new or improved controls, or difficulties encountered in their implementation and our evaluation of said controls could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. We cannot assure you that there will not be additional material weaknesses in our internal control over financial reporting in the future.

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm is not required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years. At the time when we are no longer an emerging growth company, we may report that there continue to exist material weaknesses and our independent registered public accounting firm may issue a report that is adverse in the event if the level at which our controls are designed or operating is not satisfactory. Our remediation efforts may not be sufficient for us to avoid a material weakness in the future. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur remediation costs. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

In connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2024, we identified material weaknesses in our internal control over financial reporting. Additionally, we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or prevent fraud.

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

In connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2024, we identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified during the audit of our consolidated financial statements as of and for the year ended December 31, 2024 relate to:

●	Insufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, as well as a lack of sufficient oversight of external advisors and lack of sufficient personnel to carry out all control activities;
●	Insufficient documented evidence of control procedures resulting in an inability to validate the operating effectiveness of our risk based control assessment, which leads to insufficient procedures and controls, including IT General Controls, to ensure that accurate financial statements can be prepared and reviewed on a timely basis for annual reporting purposes.

To address the material weaknesses identified, we have taken, and continue to take, several remedial actions, including the engagement of an external professional advisor that is evaluating and validating the design effectiveness of our internal control framework. Based on the outcomes of such evaluation, we formalized a risk assessment and scoping exercise and designed and implemented an internal control framework to cover risks identified as part of such risk assessment. Accordingly, our remediation plan is underway, however, it had not sufficiently advanced by December 31, 2024 to remediate these material weaknesses.

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

Capital Expenditures

Our capital expenditures amounted to €5.9 million, €10.5 million and €16.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

For the year ended December 31, 2024, our principal capital expenditures mainly related to capitalized development expenses, establishment of U.S. production line and purchases of laboratory equipment and investments in the construction of new clean rooms.

For the year ended December 31, 2023, our principal capital expenditures mainly related to capitalized development expenses, establishment of U.S. production line and purchases of laboratory equipment and investments in the construction of new clean rooms.

For the year ended December 31, 2022, our principal capital expenditures mainly related to capitalized development expenses and to laboratory equipment and furniture and office equipment.

B.Business

Overview

We are a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulation, or HGNS, therapy for the treatment of moderate to severe OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke. Our innovative technology platform is a first-of-its-kind HGNS device designed to treat OSA through bilateral stimulation, by maintaining an open airway for a restful night’s sleep. We started generating revenue from the sale of the Genio system in Europe in July 2020, and we are currently conducting our DREAM pivotal trial designed to support marketing authorization in the United States. We announced on March 19, 2024 that the DREAM pivotal trial has achieved its primary endpoints. We are developing a significant body of clinical evidence to further support the strong value proposition of the Genio system and its ability to improve the health and quality of life of OSA patients.

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

We are seeking to expand indications of the Genio system by obtaining clinical evidence through our ongoing multicenter, prospective, open-label BilatEral Hypoglossal Nerve StimulaTion for TreatmEnt of ObstRuctive SLEEP Apnoea With and Without Complete Concentric Collapse clinical trial in Australia and New Zealand, or the BETTER SLEEP trial, to evaluate the effectiveness of the Genio system for patients suffering from CCC. We believe that positive results from this trial may eliminate the need for Genio system patients to be selected based on a DISE procedure prior to implantation of the Genio system, thereby leading to a potential indication expansion in Europe. In June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP trial. Based on this data, in October 2021, the EU Notified Body granted CE-Marked indication to include OSA patients with CCC for the Genio system in Europe, which should eliminate the need for a DISE procedure. Additionally, in September 2021, we received breakthrough device designation in the United States for the Genio system from the Food and Drug Administration, or FDA, for the treatment of OSA with CCC, based on the initial clinical evidence from the BETTER SLEEP trial. We plan to continue to obtain authorization in additional target markets and are currently conducting our Dual-sided Hypoglossal neRvE stimulAtion for the treatMent of Obstructive Sleep Apnea clinical trial, or DREAM trial, a multicenter, prospective, open-label, pivotal Investigational Device Exemption, or IDE, trial designed to support marketing authorization in the United States. Additionally, we presented 12-month data on the first 34 DREAM patients reaching 12-month follow-up as a late-breaking abstract at SLEEP 2023, a joint meeting of the American Academy of Sleep Medicine and the Sleep Research Society, demonstrating a 65% AHI responder rate, a 76% ODI responder rate and safety in line with expectations. These data are preliminary and not conclusive of final success of the DREAM trial. On March 19, 2024, we issued a press release announcing that the DREAM pivotal trial met its primary endpoints. For more information see “-Clinical Results and Studies-Pivotal DREAM Trial” below. We expect to obtain marketing authorization in the United States and be commercially available in the United States in the first quarter of 2025.

In July 2022, we announced that the FDA approved an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with CCC that have failed, did not tolerate, or refused PAP. In the ACCCESS trial, we plan to implant up to 106 subjects with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at twelve months post-implant. Enrollment is ongoing and we anticipate completing enrollment in 2025.

We are initially targeting markets in Europe where we have identified a country- specific reimbursement pathway or execution strategy. We began our commercial launch in Germany in July 2020. After obtaining reimbursement approval in Germany through the existing HGNS special innovation funding program, or NUB, we generated our first revenue in the second half of 2020. In 2021, we successfully obtained reimbursement in Germany under a dedicated DRG code for HGNS and obtained reimbursement under an OSA-specific DRG code in Switzerland from the Federal Statistic Office, or BFS. The reimbursement coverage in both Germany and Switzerland includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. In 2021, we began marketing products in Switzerland and also secured first revenue in Spain and we began commercialization in Finland in 2022. We generated our first revenue in Austria in 2023. In December 2024, we began commercialization in England and obtained coverage under the NHS Specialised Services Devices Programme, or SSDP. Based on market access activities conducted by us over the past several years, we have developed tailored reimbursement strategies using assessments of the local requirements of target countries. In countries where there is existing reimbursement coverage in place, we plan to piggyback on existing coding and reimbursement, acting as a fast follower. In countries where there is no existing reimbursement coverage, we will seek to be the first in that market to obtain reimbursement coverage. In countries without existing reimbursement coverage, the strategy could include (i) making the Genio system commercially available for patients through country specific innovation funding pathways for procedures and products that would not yet be covered by an existing code, (ii) supporting case-by-case funding submission in focus hospitals that can use their budget to fund the therapy, (iii) entering into specific commercial deals with privately funded hospital groups, or (iv) out-of-pocket payment.

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

In addition to our ongoing clinical studies, we are also committed to continuing our research and development efforts related to the Genio system, with an emphasis on improving clinical outcomes, optimizing patient adoption and comfort, increasing access for a greater number of patients, and allowing more physicians to perform the implantation procedure. The primary focus of our research and development efforts in the near-term will be the continued technological advancement of the Genio system. Some of these improvements include features aimed at enhancing a physician’s ability to monitor patient compliance and therapeutic efficacy. The Genio 2.1 system further reflects such improvements and is designed to improve patient comfort and compliance with a new smartphone application and an upgraded external activation chip. The Genio 2.1 system offers patients daily feedback on therapy usage and the autonomy to adjust stimulation amplitude within pre-defined boundaries. Physicians can also fine-tune stimulation amplitude to determine the optimal level of comfort for patients without compromising therapy efficacy. In the long term, including through our partnership with Vanderbilt University, we intend to provide new neurostimulation technologies for OSA patients. We continue to enhance our scalable technology platform to allow for quick and streamlined release of new features and functionalities through software, firmware and hardware updates and upgrades and therapy enhancement, and anticipate making regulatory submissions relating to our Genio 3.1 system in the course of 2025.

Our Competitive Strengths

We are focused on transforming the lives of patients who suffer from moderate to severe OSA by continuing to develop, clinically validate, manufacture and commercialize our innovative Genio system. We believe the Genio system offers a compelling solution for a large and significantly underpenetrated global patient population and that our focus and experience in treating patients with OSA, combined with the following strengths, will allow us to build our business and potentially expand our market opportunity:

●	Disruptive, patient-centric neurostimulation solution to treat moderate to severe OSA. We specifically designed the Genio system with the goal of advancing a therapy to treat moderate to severe OSA and providing a safe and effective patient-centric solution offering significant benefits to address the unmet needs of patients. The Genio system includes the first battery-free, leadless, neurostimulator designed to be implanted in a minimally invasive procedure using a single incision. The Genio system delivers bilateral HGNS for patients who suffer from moderate to severe OSA and did not tolerate, failed or refused standard first-line therapy, including CPAP. We believe that bilateral stimulation could lead to better therapeutic performance and address more therapeutic indications compared to other HGNS-based technologies. While other commercially available neurostimulation platforms require implantation of leads and a pulse generator containing a battery, our Genio system only requires implantation of a battery-free neurostimulator. Due to its unique design, the Genio system’s implantable stimulator is the only neurostimulation-based OSA therapy that has received CE-Mark conditional labeling for both 1.5T and 3T full-body MRI scans. CE-Mark conditional labeling for MRI scans have become more and more important for physicians and patients due to the growing need and incidence of MRI scans. Implantable medical devices that have not been tested and approved with MR conditional labeling are considered as MR unsafe, and MR scans are contra-indicated for these patients. We believe our Genio system technology has the potential to become the leading neurostimulation solution for many of the estimated 425 million diagnosed and undiagnosed OSA patients worldwide suffering from moderate to severe OSA.

●	Growing body of clinical data and long-term clinical strategy. The Genio system is predicated on a well-established mechanism of action of electrically stimulating the hypoglossal nerve. Our BLAST OSA trial provided positive data for the Genio system, demonstrating that treatment with the Genio system resulted in statistically significant improvements in sleep apnea symptoms and quality of life measures. These data results were also associated with high therapy compliance. The trial’s results supported receipt of the CE-Mark in 2019 and have been published in peer-reviewed journals, including the European Respiratory Journal. We are continuing our clinical research to evaluate the efficacy of the Genio system on a longer-term basis through our post- market clinical trial for the treatment of OSA in adults, or the EliSA trial. In December 2020, we implanted the first patient in the DREAM trial, which is designed to support marketing authorization in the United States. In addition, in June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP trial. Based on this data, in October 2021, we expanded the CE-Marked indication to include OSA patients with CCC, which should eliminate the need for a DISE procedure. In September 2021, we received breakthrough device designation in the United States for the Genio system from the FDA for the treatment of OSA with CCC, based on the initial clinical evidence from the BETTER SLEEP trial. Further, in June 2022, we announced that the FDA approved the use of our next generation Genio 2.1 system for use in the DREAM trial. In June 2023, we presented 12-month data on the first 34 DREAM patients reaching 12-month follow-up as a late-breaking abstract at SLEEP 2023, a joint meeting of the American Academy of Sleep Medicine and the Sleep Research Society, demonstrating a 65% AHI responder rate, a 76% ODI responder rate and safety in line with expectations. On March 19, 2024, we issued a press release announcing that the DREAM pivotal trial met its primary endpoints. For more information see “-Clinical Results and Studies-Pivotal DREAM Trial” below. These data are preliminary and not conclusive of final success of the DREAM trial. Additionally, in July 2022, we announced that the FDA approved an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with CCC that have failed, did not tolerate, or refused PAP.
●	Significant product development and new indication pipeline. The Genio system is a scalable-technology platform that allows for future external hardware, software and firmware updates to enhance therapeutic capabilities without requiring additional surgical procedures. We continue to invest in improving the Genio system to develop next generation products with features designed to improve patient comfort and compliance, efficacy and patient and market acceptance. Some of these improvements include features aimed at enhancing the physician’s ability to monitor patient compliance and therapeutic efficacy, including sensor technology to monitor a patient’s sleep position. We are also committed to expanding current treatment options for moderate to severe OSA patients by developing next generation neurostimulation-based technologies. We previously entered into a licensing agreement with Vanderbilt University pursuant to which we are exploring additional neurostimulation technologies. Under the agreement, we have an exclusive, worldwide license to make, use, sell or distribute products for treating sleep disordered breathing covered by certain patent rights owned, or that may be owned, by Vanderbilt. We will also work together with Vanderbilt University to continue prosecution of patent applications made by Vanderbilt.
●	Platform technology protected by comprehensive and broad intellectual property. Our platform technology is supported by a strong and growing portfolio of intellectual property rights, which includes utility and design patents, know-how and trade secrets, including therapy protocols, electrodes and methods. As of December 31, 2024, we had 265 granted patents (with 49 allowed U.S. patents), and 57 pending patent applications, 16 of which are U.S. pending patent applications and hold six trademark registrations (with three U.S. trademark registrations). Additionally, we operate a manufacturing facility responsible for silicone overmolding and select assembly of external components, which provides us with enhanced proprietary know-how and control of the supply chain to meet future demand.
●	Strong and experienced team. Our senior management team has many years of experience in the healthcare and medical device industry. Specifically, our team has extensive operating experience in product development, clinical, regulatory approval and commercialization activities as well as established relationships with industry leaders in the academic, clinical and commercial neuromodulation industries. Members of our management team have served in leadership positions with well-regarded medical technology companies such as St. Jude Medical Inc., Medtronic Inc., Stryker Corp and Nevro Corp. Since our founding, we have been supported by a seasoned Board of Directors with extensive industry and public company experience and a Scientific Advisory Committee that consists of industry-relevant KOLs.

Our Strategy

Our mission is to become a global leader in providing innovative, clinically proven solutions to treat patients suffering from OSA. The key elements of our strategy to achieve this goal and promote future growth include:

●	Obtaining marketing authorization in the United States. We are conducting clinical trials to further evaluate the efficacy and safety of the Genio system for treating patients with moderate to severe OSA. We are currently conducting the DREAM trial, a pivotal trial designed to support marketing authorization for the Genio system in the United States via a premarket approval, or PMA, application. The DREAM trial is a multicenter, prospective, open-label trial designed to enroll 115 patients in approximately 20 centers in the United States and internationally. The trial aims to evaluate the safety and effectiveness of the Genio system to treat patients with moderate to severe OSA who either did not tolerate, failed or refused first-line PAP therapy. In June 2022, we announced that the FDA approved the use of our next generation Genio 2.1 system for use in the DREAM trial. On March 19, 2024, we issued a press release announcing that the DREAM pivotal trial met its primary endpoints. For more information see “-Clinical Results and Studies-Pivotal DREAM Trial” below. We filed the fourth and final module of the PMA application at the end of the second quarter 2024. We expect to obtain marketing authorization in the United States and be commercially available in the United States in the first quarter of 2025.
●	Promoting awareness of the Genio system among physicians, patients and payors to accelerate market adoption. We believe that the Genio system has the potential to become the leading neurostimulation solution for moderate to severe OSA patients. To accomplish this, we intend to raise market awareness and educate physicians, payors and patients on the negative impact of OSA and position the Genio system as a safe and effective treatment for moderate to severe OSA patients. We currently offer education and training programs to sleep centers and surgeons, which we believe provide a better understanding of the Genio system’s benefits and increase surgeons’ confidence implanting our technology. In addition, we provide programs targeted towards patients who use the Genio system to promote and increase their engagement, long-term observance, quality of life and well-being. We intend to establish long-term partnerships with KOLs, ENTs and sleep scientific societies and patient associations that are built on mutual trust and oriented towards the needs of OSA patients and their families. Finally, we intend to establish relationships with government and commercial payors to help reduce barriers to treating OSA by highlighting our clinical data, costs affiliated with untreated OSA patients and the clinical benefit of the Genio system. We plan to build upon this multi-pronged approach with direct-to-consumer marketing initiatives that help to educate patients and can frequently result in patient leads.
●	Continuing to enhance the Genio system and expand its indications. We continue to invest in our solutions and services to further improve the implantation procedure and enhance the patient experience and product features. Potential feature improvements could include design alterations, information driven integrated capabilities, diagnostics or monitoring, sleep apnea testing or various other technological advancements. We believe that bilateral stimulation could lead to better therapeutic performance and address more therapeutic indications compared to other hypoglossal nerve stimulation-based technologies. In June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP clinical trial. Based on this data, in October 2021, the EU Notified Body granted CE-Marked indication to include OSA patients with CCC for the Genio system in Europe. Currently, CCC patients are contraindicated for other HGNS OSA therapies. Further, in June 2022, we announced that the FDA approved the use of our next generation Genio 2.1 system for use in the DREAM trial. In July 2022, we obtained the CE-Mark for the Genio 2.1 system. In addition, we may look for strategic opportunities, including partnerships or collaborations, to broaden our capabilities and expertise in line with our patient-centric vision.
●	Pursuing and establishing favorable reimbursement coverage of the Genio system. While there is general consensus among physicians and payors of the medical necessity to treat OSA and increase the number of HGNS therapy coverage decisions, we continue to develop further clinical evidence intended to demonstrate a long-term meaningful improvement in health outcomes for patients meeting the specified criteria. We are initially targeting markets in Europe where we have identified a clear reimbursement pathway or execution strategy. In Germany, we have successfully obtained reimbursement under a dedicated DRG code for HGNS. In Switzerland, we obtained reimbursement under an OSA-specific DRG code by the Federal Statistic Office, or BFS. Each of these reimbursement coverages includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. We expect that the outcomes of the ongoing pivotal DREAM trial, if positive, will support marketing authorization and reimbursement in the United States. We believe that establishing and maintaining reimbursement will be important in achieving broad acceptance of our system by healthcare providers in these markets.

●	Continuing to build a commercial infrastructure in selected geographies. We have grown our commercial team to include a sales and marketing organization of over a dozen representatives with substantial medical device sales, education and clinical experience to support commercialization of the Genio system. Our initial strategy is to employ a targeted approach to increase therapy penetration within specific physician practice groups instead of a broad outreach strategy to physicians in general. Our sales and marketing organization is focused on prioritizing high volume centers that are strategically located and building long-standing relationships with key physicians with strong connections to the population of OSA patients indicated for the Genio system. We are focusing our efforts on developing Centers of Excellence in each of our commercial markets, where we plan to invest in developing the Genio system as the preferred treatment option for indicated moderate to severe OSA patients. Using a direct commercialization model in most of our target countries, we plan to utilize account managers to support these Centers of Excellence to strengthen the referral physician network, guiding new patients to these Centers of Excellence. We expect to gradually scale up our commercial organization in line with market entry and access in the various countries that we are targeting. Based on our experience gained from the commercial roll-out in Europe, but also taking into account particular dynamics of the local markets, we will determine and prepare what we believe to be the optimal sales and marketing structure for commercial launch in the United States if we obtain marketing authorization. In anticipation of obtaining marketing authorization in the United States, we expect to hire approximately 50 people in our commercial organization in the United States. Of this total, we expect that approximately half will be sales representatives or territory managers and supported by clinical education specialists, pre-authorization and reimbursement support personnel, marketing resources and leadership.

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

Drugs to treat Obstructive Sleep Apnea

In 2024, some studies were published demonstrating a positive effect of GLP-1 receptor agonists, such as Tirzepatide, on Obstructive Sleep Apnea in obese adult patients.

These drugs (such as Zepbound – Eli Lilly) are now indicated in the United States for the treatment of Obstructive Sleep Apnea in obese patients. In Europe, the EMA (European Medicines Agency) has determined that Eli Lilly’s Mounjaro (Tirzepatide) existing indication for weight management already encompasses it benefits for Obstructive Sleep Apnea in adults with obesity, making a separate indication unnecessary.

We expect drugs like Tirzepatide to potentially enlarge the pool of patients eligible to hypoglossal nerve stimulation by reducing the BMI of obese patients and allowing them to meet the indication criteria for hypoglossal nerve stimulation. However, we have not experienced the benefit of this impact to date.

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

Limitations of Competing Hypoglossal Nerve Stimulation Devices

We are aware of two competing HGNS devices for use in treating patients with OSA. The most widely-used HGNS device is the Inspire system. The Inspire system consists of a remote control and three implantable components: a pressure sensing lead, which detects when the patient is attempting to breathe; a neurostimulator, which houses the electronics and battery power for the device; and a stimulation lead, which delivers electrical stimulation to one branch of the hypoglossal nerve. A more recently introduced version of the Inspire system now consists of only two implantable components, removing the pressure sensing lead from the system. The other device is similar to the Inspire system, but its implantable pulse generator uses only one lead and contains a rechargeable battery.

While the benefits of HGNS have been well-recognized, we believe competing HGNS solutions suffer from several limitations, including:

●	Neurostimulator with Internal Battery
o	Competing neurostimulation systems for the treatment of OSA rely on an implanted neurostimulator that includes an internal battery.
o	In most cases, the internal battery cannot be recharged and, once depleted, the neurostimulator must be replaced in a further surgical procedure. In some cases, the battery can be recharged by the patient, but will eventually become depleted and require surgery to be replaced. Additional procedures may result in an increased risk of infection at the incision site.
o	The neurostimulator has been designed to be large enough to accommodate the additional space necessary for the battery. As a result, the neurostimulator is positioned in a subcutaneous pocket, and the device may be palpable or visible in the chest area.
o	Given the design of the implanted neurostimulator used by competing systems that are based on a pacemaker platform, those systems have either received only 1.5T MRI clearance (while Genio has both 1.5T and 3T full-body MR conditional labelings) or don’t have MRI clearance.
●	Multiple Implantable Components Requiring Multiple Surgical Incisions
o	Competing systems require multiple parts to be implanted including an implantable pulse generator (IPG) and, depending on the version of the system, one or two leads;
o	Competing systems require multiple surgical incisions and subcutaneous lead tunneling including bringing a lead from the pulse generator to the neck and, depending on the version of the system, bringing a lead from the pulse generator to the respiratory system, which monitors breathing. These multiple steps during implantation lead to an implantation procedure lasting between one and two hours, which, combined with additional incisions, can result in an increased risk of surgical infection.
●	Unilateral Stimulation
o	Unilateral stimulation delivers stimulation to only one branch of the hypoglossal nerve, which limits options for nonresponding or contraindicated patients, including patients with CCC.

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

The following chart sets forth the various outcome measures for the intent to treat patient population:

	Baseline	6-months	Mean
Outcome	(n=22)	(n=22)	Difference (95% CI)	P-value
AHI, events/hour	23.7 ± (12.2)	12.9 ± (10.1)	10.8 ± (14.6 to 7.0)	<0.0001
ODI, events/hour	19.1 ± (11.2)	9.8 ± (6.9)	9.3 ± (13.1 to 5.5)	<0.0001
FOSQ-10	15.3 ± (3.3)	17.2 ± (3.0)	1.9 ± (0.4 to 3.4)	0.0157
ESS	11.0 ± (5.3)*	8.0 ± (5.4)	3.0 ± (5.7 to 0.8)	0.0113
SaO2<90%, % time	5.0 ± (6.0)	2.1 ± (3.0)	2.9 ± (4.6 to 1.3)	0.0015
Arousal Index, events per hour	28.7 ± (11.5)	16.0 ± (8.0)	12.7 ± (16.6 to 8.9)	<0.0001
Sleep efficiency (%)	84.0 ± (10.8)	87.3 ± (8.9)	3.2 ± (0-01 to 6.4)	0.0494
Responder rate (Sher Criteria) at 6-month	11 patients out of 22 (50%)		NA

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

Pivotal DREAM Trial

In June 2020, the FDA approved our IDE application, allowing us to commence our pivotal DREAM trial of the Genio system. In June 2022, we announced that the FDA approved the use of the Genio 2.1 system in our DREAM trial. Our DREAM trial is a multicenter, prospective, open-label trial in which each participant who undergoes implantation of the Genio system will be followed for five years post-implantation to assess the safety and efficacy of the system in patients with moderate to severe OSA. We initiated the DREAM trial as an IDE pivotal trial to support an application seeking FDA marketing authorization and ultimately, reimbursement in the United States for bilateral HGNS for the treatment of moderate to severe OSA. The trial enrolled 115 patients who have all been implanted as of the date of this Annual Report, with 12-month effectiveness endpoints and safety objectives. We identified 22 centers for the trial, including 16 in the United States. As of December 2024, 16 sites were active, of which 15 in the United States.

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

On March 19, 2024, we announced that our DREAM pivotal trial achieved a statistically significant reduction in the co-primary endpoints of 12-month AHI responder rate, per the Sher criteria, and ODI responder rate, both on an ITT basis. Study participants entered the DREAM trial with a mean AHI of 28.0, mean ODI of 27.0 and mean body mass index of 28.5. At 12 months, 73 subjects were determined to be AHI responders, per the Sher criteria, resulting in an ITT AHI responder rate of 63.5% (p=0.002), and 82 subjects were determined to be ODI responders, resulting in an ODI responder rate of 71.3% (p<0.001). Subjects demonstrated a median 12-month AHI reduction of 70.8%, with similar AHI improvements in supine and non-supine sleeping positions. The safety results for the investigational treatment were favorable, with 11 serious SAEs in ten subjects resulting in an SAE rate of 8.7%. Out of the 11 SAEs, three were device related and there were three explants.

Objective secondary outcomes were assessed in the 89 participants who completed the 12 month PSG. Clinically significant changes were observed in the AHI (-18.3±11.8 events/h, p<0.001), ODI (-17.7±14.6 events/h, p<0.001), and T 90 (-6.9±10.7%, p<0.001). All other secondary metrics also demonstrated clinically significant improvement (p<0.001). FOSQ-10 increased from 16.0±2.3 to 18.2±1.9. ESS decreased from 9.7±5.6 to 6.2±4.1 and SNORE-25 decreased from 1.6±0.9 to 0.6±0.6.

Snoring improved, with those reporting bedpartner leaving the room, very loud and loud snoring reduced from 83.5% at baseline to 30.4% at 12 months At 12 months, participants’ satisfaction scores were reported as extremely satisfied (58.0%), somewhat satisfied (31.8%), somewhat dissatisfied (9.1%), and extremely dissatisfied (1.1%).

No changes in total sleep time or sleep stage distribution were observed in the exploratory analyses (p> 0.05). Total supine sleep time approached two hours but was reduced compared to baseline (p< 0.001). REM (27.6±24.2 to 8.3±12.2 events/h) and supine AHI (48.9±19.6 to 22.7±19.9 events/h) were reduced at 12 months (p<0.001). Mean per participant percent reduction of total AHI was -66.1±28.7% (median: 70.8%, p<0.001), and mean per participant percent reduction of supine AHI was -55.1 ± 36.5% (median: 66.6%, p<0.001).

Nightly usage was greater than 4 hours in more than 70% of nights in 84.3% (59/70) of the participants completing diary entries in the 3 months preceding the 12-month visit. The device was used over 70% of the nights by 85.9% (61/71) of the participants.

ACCCESS Trial

In July 2022, we announced that the FDA approved an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with CCC that have failed, did not tolerate, or refused PAP. In the ACCCESS trial, we plan to implant up to 106 subjects with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at twelve months post-implant. Enrollment is ongoing and we anticipate completing enrollment in 2025.

Sales and Marketing

We have grown our European commercial team to more than 20 individuals (18.9 full-time equivalents), including sales representatives, field engineers and marketing professionals, who collectively bring substantial medical device sales, education and clinical experience to support commercialization of the Genio system. We are initially targeting markets in Europe where we have identified a clear reimbursement pathway or execution strategy. In Germany, we have successfully obtained reimbursement under a dedicated DRG code for HGNS, and, in Switzerland, we recently obtained reimbursement under an OSA-specific DRG code by the BFS. Each of these reimbursement coverages includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. We began our commercial launch of the Genio system in July 2020. Our sales team in Germany consists of one country director and several representatives and field engineers, with support provided by our corporate team. We began marketing products in Switzerland and also secured first revenue in Spain in 2021 and we began commercialization in Finland in 2022 and in Austria in 2023. In December 2024, we began commercialization in England and obtained coverage under the SSDP. At the end of 2024, we had 50 active implant centers in the DACH region (i.e. Germany, Austria and Switzerland), three in Spain, one in Finland and one in the United Kingdom.

We have established a systematic approach to commercializing the Genio system in select European countries which centers on active engagement and market development across patients, physicians and hospitals. Our Genio System has CE-Mark for OSA in patients with moderate to severe OSA in Europe. We market our Genio System to physicians and hospitals where ENTs, sleep doctors and general practitioners see, diagnose and treat patients with OSA. We have developed a methodical marketing strategy to educate and develop the market and a commercial strategy tailored to suit local market needs in order to maximize therapy penetration and patient base expansion.

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

In anticipation of obtaining marketing authorization in the United States, we expect to hire approximately 50 people in our commercial organization in the United States. Of this total, we expect that approximately half will be sales representatives or territory managers and supported by clinical education specialists, pre-authorization and reimbursement support personnel, marketing resources and leadership.

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

The next-generation Genio system is expected to involve -among other things- improvements in the user experience and a decreased disposable patch footprint, making the system more environmentally friendly. For instance, we plan to introduce a bedside hub that will be able to connect to the cloud, enabling real-time data streaming from the patient. This innovation is expected to support remote therapy management, allowing physicians to monitor and adjust treatment parameters without requiring the patient to visit a clinic. By integrating these features, we aim to further enhance patient convenience, improve accessibility to care, and create a more sustainable, cost-effective solution. We intend to build a scalable technology platform allowing quick and streamlined release of new features and functionalities through software, firmware, hardware updates and upgrades and therapy enhancement. We believe that the external Genio system Activation Chip could allow for external enhancements to the Genio system without the need for additional surgical intervention.

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

In 2024, some studies were published demonstrating a positive effect of GLP-1 receptor agonists, such as Tirzepatide on Obstructive Sleep Apnea in obese adult patients. These drugs (such as Zepbound – Eli Lilly) are now indicated in the United States for the treatment of Obstructive Sleep Apnea in obese patients. In Europe, the EMA (European Medicines Agency) has determined that Eli Lilly’s Mounjaro (Tirzepatide) existing indication for weight management already encompasses it benefits for Obstructive Sleep Apnea in adults with obesity, making a separate indication unnecessary. We expect drugs like Tirzepatide to potentially enlarge the pool of patients eligible to hypoglossal nerve stimulation by reducing the BMI of obese patients and allowing them to meet the indication criteria for hypoglossal nerve stimulation. However, we have not experienced the benefit of this impact to date.

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

Manufacturing and Supply

We rely on third-parties to manufacture and supply all the components of the Genio system to our specifications. Most components are supplied by single-source suppliers. Our principal suppliers of components are Meko, Medistri, Resonetics, VSI Parylene, Reinhardt Microtech (Cicor), Abatec (previously Lust Hybrid), Specialty Coating Systems (SCS), VSI Parylene, and Swisstronics (Cicor). The raw materials used by our suppliers are purchased in the open market. We continue to look for additional or replacement suppliers for the currently single-source components and we plan to maintain a sufficient level of inventory of such components to enable continued production for a limited period, such as during a supplier transition phase.

For some parts of the Genio system, the initial assembly of the different components is done by external suppliers, with the final assembly being done in our facilities in Belgium. For other parts of the Genio system, we have fully outsourced the assembly of the components. For the parts where our facilities in Belgium are involved in the assembly, the capacity of these facilities is expected to cover our expected clinical and European commercial product demand for 2025. We work with a U.S. third party manufacturer to cover our expected future U.S. commercial product demand.

Collaboration and License Agreements

Cochlear Collaboration Agreement

We and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which we and Cochlear agree to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. Cochlear has significant expertise in the development of implantable devices. The specific contributions and services to be used, applied and provided by both parties are further detailed in a document called “Statement of Work” that may be agreed upon by the parties from time to time. The initial Statement of Work was agreed upon by us and Cochlear on November 7, 2018 and is now complete. According to this Statement of Work, Cochlear evaluated various packaging technologies to support us in the assessment of encapsulation technologies for the implantable stimulator. Additional Statements of Work were entered into on June 8, 2020 and January 30, 2023 and were both completed in 2023. Under the June 8, 2020 Statement of Work, Cochlear worked with us in developing and enhancing the next generation implantable stimulator, and we spent approximately €5.3 million on these efforts, of which €1.3 million was paid in June 2020, €1.4 million in September 2021, €1.2 million in February 2022 and €1.4 million in May 2023. Under the January 30, 2023 Statement of Work, Cochlear provided support in a transfer project to a U.S. third party manufacturer, for which we spent approximately €584,000. As no new Statement of Work was entered into and parties do not currently have the intention to enter into additional Statements of Work, the collaboration agreement can be considered as ended.

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

Effective October 1, 2024, the Company entered into a collaboration agreement with Man & Science SA to develop a miniaturized injectable neuromodulation device. Man & Science SA is to lead the development of this innovative device and Nyxoah is to provide its expertise and knowhow in the field of R&D, Clinical and Regulatory for a period of two years. Nyxoah is to receive from Man & Science SA an exclusive, royalty-free, perpetual, worldwide, transferable and sub-licensable license to use, develop and commercialize the developed technology in the field of obstructive sleep apnea.

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

As of December 31, 2024, we have 322 granted or pending patent applications (both utility and design) comprised of 49 issued or allowed U.S. patents, 16 pending U.S. non-provisional applications, no pending international patent applications filed under the Patent Cooperation Treaty, or PCT, and 41 pending patent applications and 216 granted patents in jurisdictions outside the United States, including Australia, Canada, China, Europe, Hong Kong, Israel and Japan. The exclusivity terms of our patents depend upon the laws of the countries in which they are obtained. In the countries in which we currently file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. Current issued patents and patent applications covering our Genio system will expire on dates ranging from 2032 to 2034, if the applications are issued.

In addition to the patent portfolio owned by us, we hold exclusive licenses granting us a fully paid-up, transferrable and sub-licensable, worldwide, irrevocable license and royalty free in the field of sleep disordered breathing in relation to multiple inventions, including but not limited to inventions generally related to implantable flexible neuro-stimulators. Such licenses were granted to us by Man & Science SA (a company held and governed by Robert Taub, TOGETHER Partnership, Jürgen Hambrecht and Noshaq SA). We also hold an exclusive worldwide license from Vanderbilt University, to develop, use, grant sublicense and commercialize products, with a different mechanism of action than the Genio system, in the field of sleep disordered breathing conditions and comorbidities of such conditions. We will also work together with Vanderbilt University to continue prosecution of patent applications made by Vanderbilt. Under the agreement, we paid to Vanderbilt an upfront license issue fee of approximately $650,000. We may be required to pay earned royalties in the mid-single digits on net sales of licensed products that are covered by the patent rights owned by Vanderbilt. After the second anniversary of the agreement, we may terminate the obligation to pay further earned royalties to Vanderbilt on net sales of licensed products in exchange for a one-time royalty buyout payment. A first annual royalty payment of $250,000 was due in relation to 2024. We may be required to make additional annual royalty payments to Vanderbilt of up to $250,000 in relation to 2025, up to $500,000 in relation to 2026 and 2027, and up to $1,000,000 in relation to 2028 and each year thereafter, which are creditable against the earned royalties owed to Vanderbilt for the same calendar year. Additionally, Vanderbilt may be entitled to milestone payments of up to an aggregate of $15,750,000 in connection with patent issuance, clinical studies, regulatory approvals and net sales milestones, with a minimum of $1,000,000 due in 2025 and $1,000,000 due in 2026. We may also be required to pay Vanderbilt a low to mid double-digit percentage, not to exceed 40% of any non-royalty sublicensing revenue we receive. The Vanderbilt Agreement, including the royalty obligations thereunder, will continue on a licensed product-by- licensed product and country-by-country basis until the expiration date of the last-to expire licensed patent in each country. Either we or Vanderbilt may terminate the Vanderbilt Agreement in connection with the other party’s insolvency. Vanderbilt may also terminate the Vanderbilt Agreement in the event we fail to make a payment to Vanderbilt, breach or default our diligence obligations or breach or default on any other material term, and if we fail to make such payment or cure such breach or default within 60 days of written notice from Vanderbilt. We may terminate the agreement by providing 120 days’ advance notice to Vanderbilt.

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

Regulatory Landscape in the European Union

The EU has adopted specific directives and subsequently regulations governing the design, manufacture, clinical investigations, labeling, conformity assessment, post-market surveillance and vigilance reporting for medical devices. EU directives, which had to be implemented into the national laws of the EU member states, led to certain variations between national laws of the different member states. Regulations are directly applicable in all EU member states from their effective applicability date and are intended to eliminate differences in the regulation of medical device requirements among EU member states. The EU rules listed below are generally applicable in the EEA. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet EU requirements.

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

As a general rule, demonstration of conformity of medical devices with the GSPRs must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. In order to demonstrate safety and effectiveness for their AIMDs and other medical devices, manufacturers must, save limited exceptions, conduct clinical investigations in accordance with the requirements of Annex VII and Annex XV to the MDR. Clinical investigations for medical devices usually require the approval of ethics committees and approval by the national regulatory authorities. Both regulators and ethics committees also require the submission of periodic safety reports during a study and may request a copy of the final study report.

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

In addition, our manufacturing facility is certified as compliant with ISO 13485:2016 and we are registered as a legal manufacturer in Belgium under the MDR. We also invest significant efforts to maintain compliance with the most updated and harmonized standards, as well as with local and international regulatory requirements.

United Kingdom Regulatory Framework and Operational Impacts Post-Brexit

The United Kingdom left the European Union on January 31, 2020 (commonly referred to as “Brexit”), with a transitional period that expired on December 31, 2020. The United Kingdom and the European Union entered into a trade agreement known as the Trade and Cooperation Agreement, or TCA, which came into effect on January 1, 2021. The TCA does not specifically refer to medical devices. However, as a result of Brexit, the MDR will not be implemented in the UK (except in Northern Ireland), and previous legislation that mirrored the MDR in the UK law has been revoked. The regulatory regime for medical devices in the UK will continue to be based on the requirements derived from previous EU legislation, and the UK may choose to retain regulatory flexibility or align with the MDR going forward. CE-Markings will continue to be recognized in the UK, and certificates issued by EU recognized Notified Bodies will be valid in the UK, until the earlier of June 30, 2028 or the expiration of the certificate for devices compliant with the MDD or AIMDD or until June 30, 2030 for devices compliant with the MDR. For medical devices placed on the UK market after this period, the UK Conformity Assessed, or UKCA, marking will be mandatory. In contrast, UKCA marking and certificates issued by UK Notified Bodies will not be recognized on the EU market. The TCA does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the “rules of origin” criteria will need to be reviewed. Depending on which countries products will ultimately be sold in, manufacturers may start seeking alternative sources for components if this would allow them to benefit from no tariffs. In March 2023, the UK government and the European Commission reached agreement on a regulatory framework, the Windsor Framework, governing the marketing of medical products in Northern Ireland. Under the Windsor Framework, which became effective on January 1, 2025, the MDR and CE-mark requirements will continue to apply to medical devices marketed in Northern Ireland. It remains to be seen how the UK rules will impact regulatory requirements for our product candidates and our product in the United Kingdom. We continue to evaluate the potential impacts on our business of the new Trade and Cooperation Agreement.

Such outcomes could make it more difficult and expensive for us to do business in Europe, complicate our clinical, manufacturing and regulatory strategies and impair our ability to obtain and maintain regulatory approval for, and, if approved, commercialize, our products and product candidates in Europe.

Regulatory Landscape in the United States

Medical devices are strictly regulated by the FDA in the United States. Under the Federal Food, Drug, and Cosmetic Act, or FDCA, a medical device is defined as “an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component, part or accessory which is: recognized in the official National Formulary, or the United States Pharmacopoeia, or any supplement to them, intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals; or intended to affect the structure or any function of the body of man or other animals, and which does not achieve its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes.” This definition provides a clear distinction between a medical device and other FDA regulated products such as drugs. If the primary intended use of a medical product is achieved through chemical action or by being metabolized by the body, the product is usually a drug or biologic. If not, it is generally a medical device.

The Genio system is regulated by the FDA as a medical device under the FDCA, as implemented and enforced by the FDA. The FDA regulates, among other things, the development, testing, manufacturing, labeling, packaging, storage, installation, servicing, advertising, promotion, marketing, distribution, import, export, and market surveillance of our medical devices. The Genio system is not yet approved or cleared for marketing in the United States.

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

The De Novo classification process allows a manufacturer whose novel device is automatically classified into Class III to request that the FDA classify such device as Class I or Class II based on evidence that the device in fact presents low or moderate risk, instead of following the typical Class III device pathway requiring the submission and approval of a PMA application. Under the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, the FDA is required to classify a device within 120 days following receipt of the De Novo classification request from an applicant; however, the process may take significantly longer. For example, the most recent FDA user fee goals state that the agency will attempt to issue a decision within 150 days of receipt on 70% of all De Novo classification requests received during each fiscal year. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. If FDA grants the De Novo request, the device may be legally marketed in the United States. However, the FDA may reject the classification request if the agency identifies a suitable legally marketed predicate device that provides a reasonable basis for review of substantial equivalence or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and adequate special controls cannot be developed. De Novo classification requests are subject to user fees, unless a specific exemption applies.

FDA Authorization of Medical Devices - Regulatory Requirements

Before being introduced into the U.S. market, each medical device must obtain marketing authorization from the FDA through the premarket notification, or 510(k), process, the De Novo classification process or the premarket approval, or PMA, process, unless they are determined to be Class I devices or to otherwise qualify for an exemption from one of these available forms of premarket review and authorization by the FDA. Under the FDCA, medical devices are classified into one of three classes - Class I, Class II or Class III - depending on the degree of risk associated with each medical device and the extent of controls needed to provide reasonable assurance of safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device.

Class I General Controls

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

Special Controls and Premarket Notification

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

Premarket Approval and De Novo Classification

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

The De Novo classification process allows a manufacturer whose novel device is automatically classified into Class III to request that the FDA classify such device as Class I or Class II based on evidence that the device in fact presents low or moderate risk, instead of following the typical Class III device pathway requiring the submission and approval of a PMA application. Under the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, the FDA is required to classify a device within 120 days following receipt of the De Novo classification request from an applicant; however, the process may take significantly longer. For example, the most recent FDA user fee goals state that the agency will attempt to issue a decision within 150 days of receipt on 70% of all De Novo classification requests received during each fiscal year. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. If FDA grants the De Novo request, the device may be legally marketed in the United States. However, the FDA may reject the classification request if the agency identifies a suitable legally marketed predicate device that provides a reasonable basis for review of substantial equivalence or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and adequate special controls cannot be developed. De Novo classification requests are subject to user fees, unless a specific exemption applies.

Device Clinical Studies

Clinical studies are almost always required to support PMA applications and are sometimes required to support 510(k) and De Novo classification submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with, among other laws and regulations governing clinical trials and human subject protections, the FDA’s good clinical practice, or GCP, regulations, including the investigational device exemption, or IDE, regulations that govern investigational device labeling, prohibit promotion of investigational devices, and specify recordkeeping, reporting and monitoring responsibilities of trial sponsors and investigators. If the device presents a “significant risk,” as defined by the FDA, the agency requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical studies. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a patient. An IDE application must be supported by appropriate non-clinical data, such as animal and laboratory test results, showing that the device has a safety profile appropriate for human testing and that the trial protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA, unless the FDA expressly approves or denies the application in writing or notifies the sponsor that the investigation is on hold and may not begin until the sponsor provides supplemental information about the investigation that satisfies the agency’s concerns. If the FDA determines that there are deficiencies or other concerns with an IDE that require modification of the trial, the FDA may permit a clinical trial to proceed under a conditional approval or the sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. In addition, the trial must be approved by, and conducted under the oversight of, an institutional review board, or IRB, for each clinical site. If the device presents a non-significant risk to the patient according to criteria established by FDA as part of the IDE regulations, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate authorization from the FDA, but must still comply with abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.

As part of its clinical trial oversight responsibilities, an IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to clinical trial subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical studies, including details of the protocol and eventually trial results, also must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on the ClinicalTrials.gov data registry. Information related to the product, patient population, phase of investigation, trial sites and other aspects of the clinical trial are made public as part of the trial registration. Sponsors are also obligated to disclose the results of their clinical studies after completion. Disclosure of the results of these studies can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The NIH Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and the government has brought enforcement actions against non-compliant clinical trial sponsors.

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

In the Consolidated Appropriations Act for 2023, Congress amended the FDCA to require the sponsor of any pivotal clinical trial that will be used to demonstrate the safety and effectiveness of a medical device marketing authorization submission to develop a diversity action plan for such trial, and if submission of an IDE application is required, to submit such diversity action plan to the FDA. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect device pivotal clinical trial planning and timing, but if FDA objects to a sponsor’s diversity action plan and requires the sponsor to amend the plan or take other actions, it may delay trial initiation.

Post-Marketing Restrictions and Enforcement

After a device is cleared or approved for marketing by the FDA, numerous medical device regulatory requirements continue to apply, such as:

●	establishment registration and device listing with the FDA;
●	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
●	labeling and marketing regulations, which require that advertising and promotional materials about the cleared or approved device are truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of devices for uncleared or unapproved (also known as “off -label”) uses and impose other restrictions on labeling;
●	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device marketed by the manufacturer would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
●	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations;
●	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device; and
●	periodic scheduled or unscheduled inspections by the FDA to assess compliance with applicable regulations, which could result in the shutdown of, or restrictions on, our manufacturing operations and the recall or seizure of our products.

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

Healthcare Reform

The FDA’s and other regulatory authorities’ policies may change and future legislative and regulatory proposals may prevent, limit or delay regulatory authorization of our product candidates or, more broadly, may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes will be enacted, or whether any of the FDA’s regulations, guidance or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. For example, the next FDA user fee reauthorization package is expected to enter stakeholder negotiations beginning in mid-2025, with any agreement sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the prescription drug user fee program would need to be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for BLAs and other activities supported by user fees assessed against industry. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing authorization that we otherwise may have obtained, and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

In December 2022, the U.S. Congress enacted the Consolidated Appropriations Act for 2023, an omnibus appropriations bill, which included amendments to the FDCA under the Food and Drug Omnibus Reform Act of 2022, or FDORA. In addition to the requirement that sponsors of pivotal trials submit diversity action plans for pivotal trials (see “Government Regulation-Regulatory Landscape in the United States-Device Clinical Studies”), FDORA included new requirements for cyber devices, defined as any medical device that is or includes software that is validated, installed, or authorized by the manufacturer; can connect to the internet; and may be vulnerable to cybersecurity threats. Under the FDORA amendments to the FDCA, any application for marketing authorization of a cyber device must include a software bill of materials and a cybersecurity plan describing the methods by which the manufacturer will monitor, identify and address cybersecurity vulnerabilities. Any failure by a cyber device manufacturer to comply with applicable cybersecurity requirements is considered a violation of the FDCA and will subject the manufacturer to enforcement actions and possibly legal sanctions.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, (collectively, the “ACA”) was signed into law and substantially changed the way healthcare is financed by both governmental and private insurers in the United States. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and fraud and abuse changes. Additionally, the ACA provided incentives to programs that increase the federal government’s comparative effectiveness research and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

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

On July 10, 2023, the European Commission adopted an adequacy decision for a new mechanism for transferring data from the EU to the United States - the EU-US Data Privacy Framework, which provides EU individuals with several new rights, including the right to obtain access to their data, or obtain correction or deletion of incorrect or unlawfully handled data, and allows US companies to self-certify to the U.S. Department of Commerce their compliance with a set of agreed privacy principles in order to freely receive EU personal data. The adequacy decision followed the signing of an executive order introducing new binding safeguards to address the points raised in the Schrems II-judgment. Notably, the new obligations are geared to ensure that data can be accessed by U.S. intelligence agencies only to the extent necessary and proportionate and to establish an independent and impartial redress mechanism to handle complaints from Europeans concerning the collection of their data for national security purposes. The European Commission will continually review developments in the United States along with its adequacy decision. Adequacy decisions can be adapted or even withdrawn in the event of developments affecting the level of protection in the applicable jurisdiction. In this respect it must be noted that several privacy organizations are calling for such a withdrawal and it seems that several changes undertaken by the Trump administration could lead to a degraded function of the EU-US Data Privacy Framework so that it is uncertain whether the CJEU would uphold it in a Schrems III-like case.

If the EU-US Data Privacy Framework would be withdrawn, if the recipient of personal data has not been self-certified under it or if transfers concern other non-EU/EEA countries that do not benefit from an adequacy decision, international data transfers must have another basis, in principle the so-called standard contractual clauses.

While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and alternative to the Privacy Shield) in the Schrems II case, it made clear that reliance on such clauses for personal data transfers from the European Union to so-called third countries (i.e., countries outside the EEA), such as the United States or Russia alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer.

In addition, the GDPR requires us to implement appropriate technical and organizational measures to ensure a level of security appropriate to the organization’s processing requirements and risk. Accordingly, certain cyber security requirements must be fulfilled to ensure that data is processed and stored safely. Organizations must notify the relevant supervisory authority about data breaches within 72 hours and in some instances, provide notification to data subjects. The GDPR provides for substantial fines of up to 4% of the total worldwide group turnover of the preceding fiscal year or up to €20 million (whichever is higher), considerable civil claims for material and immaterial damages (e.g., for infringements of privacy rights) and a general burden of proof for companies. Individual EU member state implementation laws such as the BDSG also provide criminal sanctions for specific violations. The so-called NIS2 imposes more stringent requirements in the field of cybersecurity in 18 critical sectors. Our activities do not come within the ambit of this regulatory framework which concerns only entities manufacturing medical devices to the extent that they are considered to be critical during a public health emergency (public health emergency critical devices list) within the meaning of Article 22 of Regulation (EU) 2022/123, which is not the case for our products.

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

However, the ePrivacy Directive needs to be adapted to align with the GDPR. On February 10, 2021 the EU member states agreed on a negotiating mandate regarding the draft proposal for a Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, which would replace the ePrivacy Directive. In the week of 10 February 2025 the European Commission has indicated that the current draft of the ePrivacy Regulation would be withdrawn.

Finally, based on its data strategy, the European Union plans to comprehensively revise the legal framework for the handling of data, for example through the recently adopted Digital Markets Act and the Digital Services Act. In the medical sector, it is worth noting that the so called European Health Data Space (EHDS) Regulation, which has been definitively agreed upon in January 2025 but which still needs to be published, will lay down an EU harmonized framework on the secondary use of health data, in particular for research. Such data can be applied for via a health data access body, or HDAB, for access to electronic health data held by a third party (e.g., hospitals and HCPs). Those rules will enter into force four years after the forthcoming publication of the EHDS Regulation.

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

Various states, such as California and Massachusetts, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements, in some cases more stringent than HIPAA, regulating the use and disclosure of health information and other personally identifiable information. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. Furthermore, California enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020, became enforceable by the California Attorney General on July 1, 2020, and has been dubbed the first “GDPR-like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined). The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. More recently, the California Privacy Rights Act, or CPRA, became law in California. The CPRA imposes additional data protection obligations on certain companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for high-risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations, which could lead to increased privacy and information security enforcement. The majority of the CPRA provisions became effective on January 1, 2023, and additional compliance investment and potential business process changes may be required. Although the CCPA currently exempts certain health-related information, including clinical trial data, the CCPA and the CPRA may increase our compliance costs and potential liability. Similar laws have been adopted in other states (for example, Nevada, Virginia, Connecticut, Utah, Delaware, Florida, Indiana, Iowa, Montana, Oregon, Tennessee, Texas, and Colorado) or proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

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

Employees and Human Capital Resources

As of December 31, 2024, we employed 183.6 full-time equivalents (including employees and consultants), of which 82.4 were based in Europe (Belgium, Germany and the United Kingdom), 45.2 were based in Israel, 3 were based in Australia, and 53 were based in the United States. None of our employees are represented by labor unions or covered by company specific bargaining agreements.

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

C.Organizational Structure

The following is a list of our significant subsidiaries:

	Country of		Percent
Name of undertaking	registration	Activity	holding
Nyxoah Ltd	Israel	Medical Technology Research and Development	100
Nyxoah Pty Ltd	Australia	Medical Technology Research and Development	100
Nyxoah, Inc.	United States	Medical Technology Research and Development; pre-commercialization activities	100
Nyxoah GmbH	Germany	Commercialization of medical devices	100

D.Property, Plant and Equipment

Type	Location	Size (square meters)	Expiry
Executive office	Mont-Saint-Guibert, Belgium	570	June 30, 2029
Offices	Milmort, Belgium	120	December 31, 2026
Manufacturing	Milmort, Belgium	140	N.A. (indefinite duration)
Executive office/Storage	Tel Aviv, Israel	1,356	December 31, 2027
Offices	Summit, NJ, U.S.A.	93	August 31, 2025

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

We operate out of a leased site in Milmort, Belgium, which consists of 140 square meters (approximately 1,500 square feet) of manufacturing space (cleanroom), 40 square meters (approximately 430 square feet) of packaging space (cleanroom) and 120 square meters (approximately 1290 square feet) of office space and is home to our manufacturing activities. The lease for the office space in Milmort, Belgium expires on December 31, 2026. We can terminate the contract at any time with a notice period of six months. The lease for the manufacturing space in Milmort, Belgium is for an indefinite duration. We can terminate this lease as from January 1, 2026 with a notice period of eighteen months. The lease for the packaging space expires on February 28, 2025, and will be renewed for an additional year.

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

Nyxoah Inc. operates out of a leased site in Summit, New Jersey, U.S.A., which consists of 93 square meters (approximately 1,000 square feet) of office space. The lease for the office space in Summit, New Jersey expires on August 31, 2025 and may be automatically renewed for an additional one (1) year period unless a notice of non-renewal is issued by Nyxoah Inc. on or before July 30, 2025.

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

A.Operating Results

Overview

We are a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Our lead solution is the Genio system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulation therapy for the treatment of moderate to severe OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke. Our innovative technology platform is a first-of-its-kind hypoglossal nerve stimulation device designed to treat OSA through bilateral stimulation, by maintaining an open airway for a restful night’s sleep. We started generating revenue from the sale of the Genio system in Europe in July 2020, and during first quarter of 2023 began enrollment in the DREAM trial designed to support marketing authorization in the United States was completed. We are currently conducting our DREAM pivotal trial. We announced on March 19, 2024 that the DREAM pivotal trial has achieved its primary endpoints. We are developing a significant body of clinical evidence to further support the strong value proposition of the Genio system and its ability to improve the health and quality of life of OSA patients.

To date, our primary sources of capital have been private placements and public offerings of our common stock, debt financing agreements, and revenue from the sale of our products. Since inception, we have raised equity financing of €310.6 million. As of December 31, 2024, we had cash and cash equivalents of €34.2 million and financial assets of €51.4 million, long-term debt of €21.3 million and an accumulated deficit of €217.7 million. We have devoted substantially all our resources to research and development activities related to our Genio system, including clinical and regulatory initiatives to obtain marketing approvals and have more recently begun to build our European commercialization infrastructure. During the year ended December 31, 2024, we generated revenue of €4.5 million and our net loss was €59.2 million. We expect that our research and development and selling, general and administrative and other expenses will continue to increase as we expand our marketing efforts to increase sales of the Genio system, conduct clinical trials, seek additional regulatory approvals and clearances and continue to invest in research and development to create product enhancements and enhance our product offering.

Key Factors and Trends

Obtaining regulatory approval in additional significant markets

We must successfully obtain timely approval or clearances and introduce new markets that gain acceptance with physicians. We are currently approved to market in Europe. And for our sales to grow, we will also need to receive FDA marketing authorization for the Genio system. We finalized the enrollment of the DREAM trial, which is our pivotal trial that we intend to rely on to receive marketing authorization in the United States. On March 19, 2024, we issued a press release announcing that the DREAM pivotal trial met its primary endpoints. For more information see “Item 4-Business-Clinical Results and Studies-Pivotal DREAM Trial” above. We applied to the FDA for marketing authorization for the Genio system in the United States with the aim of being commercially available in the United States in the first quarter of 2025. Our ability to expand the list of countries in which we can market and sell our system will significantly impact our revenue growth and the costs we incur in anticipation of such growth. Seeking for and obtaining regulatory approval for the Genio system in any of these countries is a long, expensive and uncertain process that can be impacted by numerous risks which are outside our control.

Growing and supporting our commercial organization.

We are committed to making additional investments in, and will continue to invest in recruiting, training and retaining experience and specialized sales teams. As of December 31, 2024, our European training, commercial and marketing team consists of eighteen professionals, who have substantial medical device sales and marketing, training and education as well as clinical experience and are operating from our headquarters in Belgium as well as from Germany and the UK. Since the Genio system began being reimbursed under a dedicated DRG code in Germany, we have additionally invested in building up a dedicated direct sales and marketing organization of ten individuals, led by a country director in Germany. In order to grow our business with existing and new accounts, we will need to continue making significant investments in educating physicians, hospitals and patients in the advantages of the Genio system for the treatment of moderate to severe OSA.

Continuing to invest in developing clinical support.

Publication of clinical results by us can have a significant influence on whether the Genio system is used by physicians. We intend to continue investing in clinical studies on the Genio system. We are initially targeting markets in Europe where we have identified a country-specific reimbursement pathway or execution strategy. We obtained reimbursement coverage and began marketing in Germany in 2020 and Switzerland in 2021. We generated our first revenue in Spain in 2021 through local funding and we began commercialization in Finland in 2022. We generated our first revenue in Austria in 2023.

Increasing physician adoption and acceptance of the Genio System

The growth of our business depends on our ability to gain broader acceptance of the Genio system by continuing to make physicians aware of the benefits of the Genio system in order to generate increased demand and frequency of use and, thus, increase sales to our customers. Our ability to grow our business will also depend on our ability to expand our customer base in existing and new target markets. To date, the Genio system is our only product on the market. The Genio system has not yet received marketing approval in the United States, however. Accordingly, our future financial performance will depend on the successful completion of our planned pivotal trial in the United States and the receipt of FDA marketing authorization for the Genio system.

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

Due to these and other factors and trends, we expect to experience meaningful variability in our financial performance for the foreseeable future, including, but not limited to: costs, benefits and timing of new product introductions; the availability and cost of components and raw materials; and fluctuations in foreign currency exchange rates. Additionally, we may experience quarters in which operating expenses, in particular research and development expenses, fluctuate depending on the stage and timing of product development.

While these factors may present significant opportunities for us, they also pose significant risks and challenges that we must address. See the section titled “Risk Factors” for more information.

Need for additional capital

We expect to incur significant expenses and operating losses over the next few years, and we may need to raise additional capital in the future. We have so far been financed primarily by funds invested by our shareholders, including in connection with our initial public offering on Euronext Brussels in September 2020 and the listing of our ordinary shares on the Nasdaq Global Market in July 2021. Based on our current operating plan and our existing cash and cash equivalents of €34.2 million and financial assets of €51.4 million as of December 31,2024, we expect to be able to fund our operations through the middle of 2026. However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our financial resources much faster than currently expected. Our ability to continue as a going concern will depend on our ability to obtain additional funding, as to which no assurances can be given. See “Risk Factors-We will require additional capital in the future, which may not be available to us on commercially favorable terms, or at all.”

Financial Operations Overview

Revenue

We currently derive all of our revenue from the sale of our proprietary Genio system, which we have started commercializing in Europe and, more specifically, in Germany. We sell the Genio system to both hospitals and distributors. Revenue is recognized based on the satisfaction of performance obligations identified in customer contracts. Performance obligations are satisfied when control of the Genio® system is transferred to the customer, either upon shipment or delivery, depending on contractual terms. Prior to 2024, the Genio® system, delivered as a bundled kit, was treated as a single performance obligation, recognized at a point in time. However, as from 2024 due to evolving commercial arrangements, the Company has identified a separate performance obligation related to the replenishment of additional disposable patches beyond the initial shipment. As a result, a portion of the transaction price is now allocated to these future deliveries, with revenue deferred and recognized upon transfer of control.

The contract liability included in the consolidated balance sheet is related to revenue attributed to the additional replenishment of disposable patches which is recognized when control of the patches is transferred to the customer or patient. The current contract liability amounts to €117,000 while the non-current contract liability amounts to €472,000.

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

Operating Expenses

Research and Development Expenses (in aggregate)

Research and development expenses (in aggregate) consist primarily of employee compensation, consulting and contractor’s fees, quality assurance and regulatory expenses, manufacturing and outsourced development expenses, clinical expenses, legal fees related patents and other related expenses, to support our products and the next generation of the Genio system. We expect to continue to invest in research and development expenses as we develop the next generation of the Genio system, investing in building a new product pipeline, and continue to enroll additional patients in EliSA, and ACCCESS studies.

Selling, General and Administrative (in aggregate)

Selling, general and administrative expenses (in aggregate) include the following components: general and administrative expenses, therapy development expenses and other operating income/expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for personnel, including salaries, bonuses, benefits, and stock-based compensation, spending related to direct sale forces, market access and reimbursement activities to support the commercialization of Genio system in Europe, consulting fees and spending related to finance, information technology, legal and human resource functions, as well as professional services fees (including legal, audit and tax fees), insurance costs, general corporate expenses and allocated facilities-related expenses to support the scale up of the Company. We expect that our general and administrative expenses will increase as commercial activities will grow over time and to support the scale up of the Company in legal, finance, tax and IT matters.

Other Operating Income/Expenses

Other operating income/expenses consist of the impact of the initial measurement and re-measurement of financial debt and the Australian R&D incentive subsidies receive by our subsidiary in Australia and as from 2023 the tax incentive in Belgium as well.

Results of Operations

Comparison of Year Ended December 31, 2023, and 2024

The following table summarizes our results of operations for the periods presented below:

	For the year ended		Year-Over-Year
	December 31		Change
(In Thousands)	2024	2023	Euro Change	% Change
Revenue	€4,521	4,348	173	4%
Cost of goods sold	(1,552)	(1,656)	(104)	6%
Gross Profit	€2,969	€2,692	277	10%
Research and development expenses	(34,325)	(26,651)	(7,674)	29%
General and administrative expenses	(28,461)	(21,687)	(6,774)	31%
Other operating income/(expenses)	1,008	544	464	85%
Operating loss for the period	(58,809)	(45,102)	(13,707)	30%
Financial income	7,447	4,174	3,273	78%
Financial expense	(5,070)	(3,729)	(1,341)	36%
Loss for the period before taxes	(56,432)	(44,657)	(11,775)	26%
Taxes	(2,804)	1,445	(4,249)	294%
Loss for the period	(59,236)	(43,212)	(16,024)	37%

Revenue

Revenue was €4.5 million for the year ended December 31, 2024, compared to €4.3 million for the year ended December 31, 2023. In the fourth quarter of 2024, the Company began recording a portion of the selling price for a Genio system related to disposable patches as deferred revenue and recognized €0.6 million in the quarter. The increase in revenue was attributable to our growing commercialization of the Genio system, including in additional markets, such as Italy and UK.

Cost of Goods Sold

Cost of goods sold was €1.6 million for the year ended December 31, 2024, compared to €1.7 million for the year ended December 31, 2023. The increase in cost of goods sold was attributable to our growing commercialization of the Genio system, including in additional markets, such Italy and UK.

Research and Development Expenses (in aggregate)

Research and development expenses (in aggregate) increased by €7.6 million, or 29%, from €26.7 million in 2023 to €34.3 million in 2024 due to the factors discussed below with respect to each component of research and development expenses (in aggregate).

Staff costs Expenses.  Staff costs decreased by €0.7 million, or 5%, from €13.8 million in 2023 to €13.1 million in 2024, primarily due to a reduction in headcount resulting from the scaling down of manufacturing and engineering activities in Israel.

Consulting and Contractors’ Fees Expenses.  Consulting and contractors’ fees expenses increased by €3.7 million, or 134% from 2.8 million in 2023 to €6.5 million in 2024 due to an increase in consulting and contractors’ fees to support our clinical, R&D and manufacturing activities.

Clinical Expenses.  Clinical expenses increased by € 1.2 million, or 23.8%, from € 4.9 million in 2023, to €6.1 million in 2024. The increase in clinical expense was mainly due to an increase in ACCCESS and Usability decrease in clinical study activities due to finalizing enrollment of Dream Study.

Manufacturing and Outsourced Development Expenses.  Manufacturing and outsourced development expenses increased by €2.1 million, or 32.9%, from € 6.5 million in 2023 in 2022 to €8.6 million in 2024 due to an increase in manufacturing and outsourced development expenses to support our clinical, R&D and manufacturing activities.

IP Costs Expenses.  Legal fee expenses decreased by €0.9 million, or 95.3%, from €0.9 million for the year ended December 31, 2023, to €0.0 million for the year ended December 31, 2024. The decrease is mainly due to the payment for in-licensing agreement with Vanderbilt University during 2023.

IT Expenses.  IT expenses decreased by €1.2 million, or 65%, from €1.8 million for the year ended December 31, 2023, to €0.6 million for the year ended December 31, 2024. The decrease is mainly due to the initiation of a new ERP implementation in 2023.

Selling, General and Administrative Expenses (in aggregate)

Selling, general and administrative expenses (in aggregate) increased by €6.8 million, or 31.3%, from €21.7 million in 2023 to €28.5 million in 2024 due to the factors discussed below with respect to each component of selling, general and administrative expenses (in aggregate).

Staff Costs Expenses. Staff costs expenses increased by €2.0 million, or 22%, from €8.7 million in 2023 to €10.7 million in 2024 mainly due to an increase in staff costs to support commercialization of Genio system in Europe and scale up of the Company.

Consulting and Contractors’ fees Expenses. Consulting and contractors’ fees expenses increased by €4.3 million, or 63.2%, from €6.8 million in 2023 to €11.1 million in 2024 mainly due mainly due to an increase in consulting and contractors’ fees costs to support commercialization of Genio system in Europe and scale up of the Company. As from 2024, consulting and contractor fees also include a provision in the amount of €0.7 million recognized under IAS 37 for the estimated future costs related to the replenishment of certain consumable components, reflecting a constructive obligation arising from business practices.

Insurance Fees Expenses. Insurance fees expenses decreased by €0.5 million, or 48%, from €1.0 million for the year ended December 31, 2023, to €0.5 million for the year ended December 31, 2024. The insurances fees expenses decreased mainly due to renegotiation of terms.

Recruitment Fees. Recruitment fees expenses increased by €0.5 million, or 258%, from €0.2 million for the year ended December 31, 2023, to €0.7 million for the year ended December 31, 2024. The increase is mainly due to increase in staff to support commercialization of Genio system in Europe and scale up of the Company.

Operating Loss

The increase of operating loss from €45.1 million in 2023 to €58.8 million in 2024, or a change of €13.7 million, was mainly due to increases of activities in all departments. We are currently conducting four clinical trials to continue gathering clinical data and obtain regulatory approvals. The Company continues investing in research and development to improve and develop the next generation of the Genio system and preparing for scaling up of production capacities.

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

Research and Development Expenses (in aggregate)

Research and development expenses (in aggregate) increased by €10.8 million, or 68.0%, from €15.9 million in 2022 to €26.7 million in 2023 due to the factors discussed below with respect to each component of research and development expenses (in aggregate).

Staff costs Expenses. Staff cost expenses increased by €2.7 million, or 24%, from €11.1 million in 2022 to € 13.8 million in 2023 mainly due to an increase in staff to support our clinical, R&D and manufacturing activities.

Consulting and Contractors’ Fees Expenses. Consulting and contractors’ fees expenses increased by €0.2 million, or 8%, from €2.6 million in 2022 to €2.8 million in 2023 due to an increase in consulting and contractors’ fees to support our clinical, R&D and manufacturing activities.

Clinical Expenses. Clinical expenses decreased by €3.7 million, or 57%, from €8.6 million in 2022, to €4.9 million in 2023. The decrease in clinical expense was mainly due to a decrease in clinical study activities due to finalizing enrollment of Dream Study.

Manufacturing and Outsourced Development Expenses. Manufacturing and outsourced development expenses increased by €1.5 million, or 30%, from €5.0 million in 2022 to €6.5 million in 2023 due to an increase in manufacturing and outsourced development expenses to support our clinical, R&D and manufacturing activities.

IP costs Expenses. Legal fee expenses increased by €0.5 million, or 125%, from €0.4 million for the year ended December 31, 2022, to €0.9 million for the year ended December 31, 2023. The increase is mainly due to the payment for in-licensing agreement with Vanderbilt University during 2023.

IT Expenses. IT expenses increased by €1.8 million, or 100%, from €0.0 million for the year ended December 31, 2022, to €1.8 million for the year ended December 31, 2023. The increase is mainly due to the start of a new ERP implementation.

Selling, General and Administrative Expenses (in aggregate)

Selling, general and administrative expenses (in aggregate) increased by €2.8 million, or 15%, from €18.9 million in 2022 to €21.7 million in 2023 due to the factors discussed below with respect to each component of selling, general and administrative expenses (in aggregate).

Staff costs Expenses. Staff costs expenses increased by €0.9 million, or 12%, from €7.8 million in 2022 to €8.7 million in 2023 mainly due to an increase in staff costs to support commercialization of Genio system in Europe and scale up of the Company in legal, finance, tax and IT matters.

Consulting and contractors’ fees Expenses. Consulting and contractors’ fees expenses increased by €2.3 million, or 50%, from €4.5 million in 2022 to €6.8 million in 2023 mainly due mainly due to an increase in consulting and contractors’ fees costs to support commercialization of Genio system in Europe and scale up of the Company in legal, finance, tax and IT matters.

Legal fee Expenses. Legal fee expenses decreased by € 0.3 million, or 25%, from €1.0 million for the year ended December 31, 2022, to €0.8 million for the year ended December 31, 2023. This decrease is mainly due to transaction costs for an amount of €494,000 related to the shelf registration and “at-the-market” offering (the “ATM”) in 2022.

Insurance fees Expenses. Insurance fees expenses decreased by € 0.5 million, or 35%, from €1.5 million for the year ended December 31, 2022, to €1.0 million for the year ended December 31, 2023. The insurances fees expenses decreased mainly due to renegotiation of terms.

IT Expenses. IT expenses increased by € 0.7 million, or 130%, from €0.5 million for the year ended December 31, 2022, to €1.2 million for the year ended December 31, 2023. The increase is mainly due to the start of a new ERP implementation.

Operating Loss

The increase of operating loss from €32.5 million in 2022 to €45.1 million in 2023, or a change of €12.6 million, was mainly due to increases of activities in all departments. We are currently conducting three clinical trials to continue gathering clinical data and obtain regulatory approvals. During first quarter of 2023 enrollment in the Dream trial designed to support marketing authorization in the United States was completed. We continue to enroll additional patients in EliSA, and ACCCESS studies. In line with its strategy, we continue to invest in research and development to improve and develop the next generation of the Genio system and prepare for scaling-up of production capacities.

Recently Issued Accounting Pronouncements

We applied for the first-time certain interpretations and amendments, which are effective for annual periods beginning on or before January 1, 2024. The new standards and amendments that apply for the first time in 2024 are not expected to have a material impact on our financial position, results of operations or cash flows and are described in Note 2.2 to our consolidated financial statements found elsewhere in this Annual Report.

Emerging Growth Company and Foreign Private Issuer Status

Emerging Growth Company Status

As a company with an annual revenue under $1.235 billion, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies.

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

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (iv) the last day of the fiscal year ending after the fifth anniversary of this public offering of our ordinary shares.

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

B.Liquidity and Capital Resources

Overview

To date, our primary sources of capital have been private placements and public offerings of our common stock and debt financing agreements. Since inception, we have raised equity financing of €310.6 million. In September 2020, we raised €103.6 million as a result of the initial public offering of new shares on the Euronext. All of our shares were admitted to trading on the regulated market of Euronext Brussels under the symbol “NYXH”. In July 2021, we raised €75.0 million net of transaction costs as a result of the initial public offering of new shares on The Nasdaq Global Market. In December 2022, we entered into an “at-the-market”, or ATM, sales agreement with Cantor Fitzgerald & Co. (“Cantor”) pursuant to which we may sell from time to time ordinary shares having an aggregate offering price of up to $50.0 million through Cantor, acting as our sales agent, of which $32.8 million of ordinary shares have been sold pursuant to the ATM program as of December 31, 2024. Sales of our ordinary shares pursuant to this ATM program are subject to certain conditions specified in the sales agreement. Sales under the ATM program are registered on a shelf registration statement on From F-3 that we filed with the SEC in December 2022, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $200.0 million of our securities, inclusive of our ordinary shares sold under the ATM program. In addition, we intend to file a new shelf registration statement on Form F-3 on March 20, 2025, to register the offer and sale by us of up to $200.0 million of our securities, inclusive of up to an additional $50.0 million of our ordinary shares under a new ATM program pursuant to the sales agreement with Cantor. During 2023 we carried out several capital raises for a total amount of €18.9 million. During 2024 we carried out additional capital raises for a total amount of €110.6 million. All of our shares were admitted to trading on The Nasdaq Global Market under the symbol “NYXH”. As of December 31, 2024, we had cash and cash equivalents of €34.2 million and financial assets of €51.4 million and an accumulated deficit of €217.7 million. Based on cash flow forecasts for the upcoming years, which include significant expenses and cash outflows in relation to -among others- the ongoing clinical trials, the continuation of research and development projects, and the scaling-up of the Company’s manufacturing facilities, in support of the Company’s commercial launch of its Genio product in the United States, the Company believes that this cash position will be sufficient to meet the Company’s capital requirements and fund its operations for at least 12 months as from the date of this Consolidated Financial Statements. See the report of our independent registered public accounting firm and Note 5.1 to our consolidated financial statements found elsewhere in this Annual Report.

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2023 and 2024.

	Year ended December 31,
	2024	2023

	(In thousands)
Net cash used in operating activities	€(49,226)	€(44,778)
Net cash from (used in) investing activities	(16,325)	32,011
Net cash from (used in) financing activities	77,439	16,858
Effects of exchange rate changes	688	(369)
Change in cash and cash equivalents	€12,576	€3,722

Operating activities.  Net cash used in operations was €49.2 million in 2024 compared to €44.8 million in 2023. The increase of cash used in operations of €4.4 was primarily due to higher losses of €11.8 million that were mainly attributable to increased research and development expenses and selling, general and administrative general expenses, as described in more detail above. This increase was offset by a negative variation in the working capital and other non-cash adjustments.

Investing activities.  Net cash used in investing activities was €16.3 million in 2024 compared to €32.0 million of net cash from investing activities in 2023. The change of €48.3 million compared to 2023 is mainly due to an increase in the purchase of term accounts by €17.9 million and an decrease in term accounts that reached their maturity by €35.4 million (after which the term deposit is held as cash).

Financing activities.  Net cash from financing activities in 2024, was €77.4 million compared to €16.9 million in 2023. The increase was primarily derived from several capital increases during 2024. See Note 15 to our consolidated financial statements found elsewhere in this Annual Report.

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

Investing activities. Net cash from investing activities was €32.0 million in 2023 compared to net cash used in investing activities of €90.0 million in 2022. The change of €122.0 million compared to 2022 is mainly due to the fact that during 2022 purchases of term accounts amounted to €102.6 million offset by €28.9 million term accounts reaching their maturity (after which the term deposit is held as cash), whereas in 2023, purchases of term accounts amounted to €80 million, offset by €120.7 million in term accounts reaching their maturity.

Financing activities. Net cash from financing activities in 2023, was €16.9 million compared to net cash used in financing activities of €1.0 million in 2022. The increase was primarily derived from several capital increases during 2023. See Note 15 to our consolidated financial statements found elsewhere in this Annual Report.

Operating and Capital Expenditure Requirements

We use our cash to fund our operations, which primarily include the cost of manufacturing our Genio system, as well operating expenses and related personnel costs. We expect research and development expenses to increase for the foreseeable future as we continue to hire personnel and invest in next-generation innovations of the Genio system and related products. In addition, we expect our general and administrative expenses to increase for the foreseeable future as we hire personnel and expand our infrastructure to both drive and support the anticipated growth in our organization. We will also incur additional expenses as a result of operating as a dual listed public company and also expect to increase the size of our administrative function to support the growth of our business. The timing and amount of our operating expenditures will depend on many factors, including:

●	acceptance of our therapy by patients, physicians, government payers, private payers, and the market generally;
●	the scope, rate of progress and cost of current or future clinical studies;
●	the cost of research and development activities;
●	the cost associated with any complications or side effects related to the use of the Genio system;
●	the cost of filing and prosecuting patent applications and other intellectual property rights and defending and enforcing our patents or other intellectual property rights in various jurisdictions;
●	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;
●	the cost and timing of additional regulatory clearances or approvals;
●	the cost and timing of establishing additional sales and marketing capabilities;
●	costs associated with any product recall that may occur;
●	the effect of competing technological and market developments;
●	the extent to which we acquire or invest in products, technologies and businesses; and
●	the costs of operating as a dual listed public company.

We have consistently operated with deficits and sustained negative cash flows since our inception considering the significant research and development expenses incurred for the development and regulatory approval of the Genio device. As of December 31, 2024, our statement of financial position includes an accumulated loss of €217.7 million and total assets of €158.4 million. Current assets as of December 31, 2024 total €98.1 million, comprising €34.2 million in available cash and cash equivalents, and €51.4 million in marketable securities, primarily derived from previous public offerings.

Based on cash flow forecasts for the upcoming years, which include significant expenses and cash outflows in relation to, among others, the ongoing clinical trials, the continuation of research and development projects, and the scaling-up of our manufacturing facilities, in support of our commercial launch of the Genio product in the United States, we believe that this cash position will be sufficient to meet our capital requirements and fund our operations for at least 12 months as from the date of this Annual Report. In view of the above, and notwithstanding a loss brought forward of €217.7 million as of December 31, 2024, the Board of Directors has decided, after due consideration including risks associated with potential delays in FDA approval or slower than expected US commercial success, that the application of the valuation rules in the assumption of a “going concern” is justified.

Contractual Obligations

The following table sets out our contractual obligations and commitments due by period as of December 31, 2024:

	2024
(in EUR 000)	Lease Liability	Financial Debt	Trade & Other Liabilities
Less than 1 year	1,235	801	15,392
1 - 5 years	2,221	21,080	963
5+ years	620	7,042	—
TOTAL	€4,076	28,923	16,355

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

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position	Term (1)
Executive Officers
Olivier Taelman	53	Chief Executive Officer and Director	—
John Landry	52	Chief Financial Officer	—
Bruno Onkelinx	53	Chief Technology Officer	—
Scott Holstine	54	Chief Commercial Officer	—

Non-Executive Directors
Robelga SRL (represented by Robert Taub)	76	Non-Executive Director and Chairman	2025
Kevin Rakin	64	Non-Executive Director	2025
Pierre Gianello, M.D.	68	Non-Executive Director	2025
Jürgen Hambrecht, Ph.D.	78	Non-Executive Director	2025
Rita Johnson-Mills	65	Non-Executive Director	2025
Virginia Kirby	69	Non-Executive Director	2025
Wildman Ventures LLC (represented by Daniel Wildman)	68	Non-Executive Director	2025
(1)	The term of the mandates of the non-executive directors will expire immediately after the annual shareholders’ meeting held in the year set forth next to the director’s name.

Executive Officers

Olivier Taelman has served as an executive director since September 2020 and our Chief Executive Officer since November 2019. Mr. Taelman joined our company in July 2019 as Chief Operating and Commercial Officer. Prior to joining our Company, Mr. Taelman was Vice President Europe at Autonomic Technologies, Inc., a U.S. medical device company from December 2015 to June 2019, where he focused on clinical, market access and commercialization of SPG Neuromodulation to treat patients with severe headache and developed strong relationships with global key opinion leaders and managed investor relations. From November 2013 to December 2015, Mr. Taelman was Business Director, Neuromodulation at Nevro, Corp. (NYSE: NVRO) a neuromodulation company, where he led the development of the company’s European commercial structure. Prior to Nevro, Mr. Taelman served for 10 years in various roles at Medtronic plc (NYSE: MDT), leading the neuromodulation department in Western European countries. Mr. Taelman holds an executive MBA from the Wharton University and a bachelor’s degree in Biology and Physics from Hasselt University.

John Landry has served as our Chief Financial Officer since November 2024. From July 2020 to October 2024, Mr. Landry served as the Senior Vice President, Chief Financial Officer, and Treasurer of Vapotherm Inc., and from August 2012 to July 2022, Mr. Landry served as Vapotherm Inc.’s Vice President, Chief Financial Officer, Secretary and Treasurer. Previously, Mr. Landry served as Director of International Marketing at Medtronic, Inc. from 2011 to 2012 following its acquisition in August 2011 of Salient Surgical Technologies, Inc., where Mr. Landry held certain leadership roles from 2004 to 2011, including VP Accounting & Controller and VP Global Business Development. Prior to his time at Salient Surgical Technologies, Inc., he served in various financial leadership roles at Bottomline Technologies from 2000 to 2004, Hussey Seating Company from 1997 to 2000 and Coopers & Lybrand LLP from 1994 to 1997. Mr. Landry currently serves on the board of directors of Liberate Medical, Inc. Mr. Landry graduated summa cum laude from Bentley College with a BS in Accountancy and is a certified public accountant (inactive status).

Bruno Onkelinx has served as our Chief Technology Officer since May 2021. Prior to joining Nyxoah, Mr. Onkelinx served as the Director of Incubation Operations at Cochlear from January 2020 to May 2021 where he was responsible for global incubation operations serving start-ups and scale-ups. Prior to serving as Director of Incubation Operations at Cochlear, Mr. Onkelinx also served as President of Cochlear Boulder (US), where he managed design and manufacturing for the organization, and Head of Acoustic Implant Development and Manufacturing at Cochlear, where he was responsible for global design and manufacturing activities for acoustic implants. Mr. Onkelinx received two Master’s Degrees in Engineering and a postgraduate degree in Business Economics from KU Leuven in Leuven, Belgium.

Scott Holstine has served as our Chief Commercial Officer since July 2024. Prior to joining Nyxoah, Mr. Holstine served as the Founder and Executive Director of Ibex Passage, a consulting firm, from July 2023 to June 2024 where he continues to serve as non-executive director in a non-operational role. From June 2021 to June 2023, Mr. Holstine served as President and General Manager of Teleflex Interventional, a global business focused primarily in interventional cardiology. Additionally, from June 2019 to May 2021, he served as General Manager of Amplifon sPa, where he was responsible for managing the Elite Hearing Network that focused on the otolaryngology and audiology market. Mr. Holstine received his MBA from the University of Minnesota, Carlson School of Management in Minneapolis, Minnesota and his BS from the United States Military Academy in West Point, New York.

Non-Executive Directors

Robelga SRL, as represented by Robert Taub, is the founder of our company and has served as Chairman of our Board of Directors since our inception in July 2009. He also served as our Chief Executive Officer from July 2009 to September 2016. Mr. Taub is an entrepreneur, investing in the pharmaceutical and medical fields. Prior to founding our Company, he co-founded and co-managed Octapharma AG, a human plasma protein company, from 1983 to 1995. He also founded and managed Omrix Biopharmaceuticals, Inc. through its initial public offering and listing on Nasdaq and its acquisition by Johnson & Johnson in 2008, and he brings decades of experience in life sciences, guiding companies from startup to global success. Mr. Taub holds an MBA from INSTEAD (Fontainebleau, France) and a BA in Languages from the University of Antwerp. Currently, Mr. Taub is the Chairman of Aya Gold and Silver (TSX: AYA.TO) and of Space Applications Services, a privately held space company.

Kevin Rakin has served as a non-executive director since June 2016. Since October 2013, Mr. Rakin has been a co-founder and partner of HighCape Capital and he brings more than 30 years of experience as an executive and investor in the life sciences industry. He served as the President of Shire Regenerative Medicine, Inc. from June 2011 to November 2012. Mr. Rakin was the chairman and chief executive officer of Advanced BioHealing from 2007 until its acquisition by Shire in 2011. Before that, he served as an Executive-in-Residence at Canaan Partners, a venture capital firm. Until its merger with Clinical Data in 2005, Mr. Rakin was the co-founder, President and Chief Executive Officer of Genaissance Pharmaceuticals, Inc., a pharmacogenomics company. He is currently on the boards of a number of private companies as well as Elutia, Inc. (NASDAQ: ELUT), where he serves as the chairman of the board and Quantum-Si (NASDAQ: QSI). Mr. Rakin received an MBA from Columbia University and a B.Com. (Hons) from the University of Cape Town, South Africa.

Pierre Gianello, M.D. has served as a non-executive director since 2018, and as a medical advisor to the Company since 2010. Dr. Gianello is the general coordinator of Research of the Health Sciences Sector at the Université Catholique de Louvain, Brussels, or UCL, and councilor of the vice-rector at the UCL up to sept 2022. In 1997, Dr. Gianello became head of the Laboratory of Experimental Surgery and Transplantation at Université Catholique de Louvain and in 2005, he obtained the title of full Professor. From 2006 to 2009, he served as Dean of Research and from 2009 to 2011 as Vice-Rector. Professor Gianello has received ten scientific awards, including the Horlait-Dapsens Foundation (1986), Association “Professor Jean Morelle” Award (1989), “Claude Simon” Award (1989), Euroliver Foundation Prize (2001), Saint-Luc “Foundation” (2012). He is the author of more than 250 published manuscripts in peer reviewed scientific journals. Dr. Gianello was awarded a Doctor in Medicine, Surgery and Obstetrics at the Université Catholique de Louvain (Belgium), worked as a transplant surgeon at Clinic Saint Luc, Brussels and completed his post-doc training at the Massachusetts General Hospital, Harvard Medical School in the Transplant Biology Research Centre managed by Prof. David Sachs.

Dr. Jürgen Hambrecht, Ph.D. served as a non-executive director from 2016 to 2017, and re-joined our Board of Directors in 2020. Dr. Hambrecht served BASF SE, a German company, in various responsibilities around the world for almost 45 years, lastly as CEO then Chairman of Supervisory Board until 2020. He has been member of the Supervisory Boards of Daimler AG, Daimler Truck AG, Fuchs Petrolub SE, Trumpf SE, Bilfinger SE and Lufthansa AG a.o. Dr. Hambrecht is member of the Board of AYA Gold&Silver (TSX: AYA.TO) and of Blaize Holdings Inc (NASDAQ: BZAI). He earned his doctorate in Chemistry from the University of Tuebingen, Germany.

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

Virginia Kirby has served as a non-executive director since June 8, 2022. Ms. Kirby is currently the Vice President of Global Regulatory and Clinical Affairs at xDot Medical, Inc, serving in this role since June 2024. Ms. Kirby is also a consultant with Virginia M. Kirby Consulting, a strategic consulting company that provides advisory services in clinical and regulatory strategy and operations, and has served in such role since April 2013. Additionally, Ms. Kirby is an Executive-in-Residence for the Officer of Technology Commercialization, Discovery Launch Pad at the University of Minnesota, and has served in such role since March 2020. Prior to serving in such roles, she served as the Senior Vice President of Clinical and Regulatory Affairs for Huinno, Inc. from March 2016 to October 2017, the Vice President of Clinical and Regulatory Affairs at Apnex Medical, Inc. from 2007 to 2013, and the Vice President of Clinical Affairs and Reimbursement at both EnteroMedics, Inc. from 2005 to 2006, and at ev3, Inc. from 2003 to 2005. She also held various roles of increasing seniority at Medtronic, Inc. (NYSE: MDT) from 1997 to 2003, and at 3M Company (NYSE: MMM) from 1983 to 1996. Ms. Kirby currently serves as a member of the Board of Directors of the Minneapolis Heart Institute Foundation, a non-profit cardiovascular research and education foundation, and has served in such role since April 2021. Ms. Kirby received a Bachelor of Science degree in Speech and Hearing Science from the University of Minnesota, a Master of Science degree in Psychoacoustics/Audiology from Purdue University and a Master of Science degree in Management of Technology from the University of Minnesota, Carlson School of Management/Institute of Technology.

Wildman Ventures LLC, as represented by Daniel Wildman, has served as a non-executive director since January 8, 2023. Mr. Wildman is currently the President and Chief Executive Officer of Wildman Ventures, LLC, a strategic consulting company that provides advisory services to several medical device and pharmaceutical companies, and has served in such role since January 2019. Additionally, Mr. Wildman is the Chairman of the Board of Progenerative Medical, Inc., where he has served in such role since March 2022, and is also an Independent Director for PanTher Therapeutics, Inc., where he has served in such role since February 2024. Prior to serving in such roles, Mr. Wildman served in various roles at Johnson & Johnson (NYSE: JNJ), or J&J, from 2000 to January 2019, where he most recently led the Digital Surgery Strategy Initiative that developed an integrated strategy for robotic surgery. From 1990 to 2000, Mr. Wildman served in a variety of sales, marketing, operations and strategic planning roles at Boston Scientific Corporation (NYSE: BSX). Mr. Wildman has served as a member of the Board of Directors of Urogen Pharma, Ltd. (NASDAQ: URGN) since November 2022 and previously served as an Independent Director of Precision Healing, Inc. from June 2020 to April 2022. Mr. Wildman received a Bachelor of Arts degree in Economics from St. Lawrence University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of management for services in all capacities to us and our subsidiaries for the year ended December 31, 2024, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2024 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

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

The following annual remuneration and compensation of the directors applied for the year ended December 31, 2024:

Annual
Fixed Fee
(€)
Chairman – Non-Executive Director	82,000
Independent Director	45,000
Non-Executive Director	45,000
Additional fee for Audit Committee Member	9,000
Additional fee for Remuneration Committee Member	4,500
Additional fee for Science & Technology Committee Member	4,500
Additional fee for Nominating and Corporate Governance Committee Member	4,500

Additionally, for the year ended December 31, 2024, the chairman of the Audit Committee received remuneration and compensation at a rate equal to an annual fixed fee of €18,000, and the chairpersons of the Remuneration Committee, the Nomination and Corporate Governance Committee and the Science and Technology Committee received remuneration and compensation at a rate equal to an annual fixed fee of €9,000.

We also reimburse reasonable out-of-pocket expenses of directors (including travel and hotel expenses) incurred in performing the mandate of director.

Mr. Taelman, our chief executive officer and a member of our board of directors, does not receive any compensation for his service as a director. Additionally, there are no benefits upon the resignation of a director.

For the year ended December 31, 2024, the following remuneration or compensation (including reimbursement for out-of-pocket expenses) was due to the directors (excluding Olivier Taelman):

Fees Earned
(€)
Robert Taub (1)	55,836
Robelga SRL (represented by Robert Taub) (2)	66,141
Kevin Rakin	66,479
Pierre Gianello, M.D.(3)	166,721
Jürgen Hambrecht, Ph.D.	64,574
Rita Johnson-Mills	65,176
Virginia Kirby	58,488
Wildman Ventures LLC (represented by Daniel Wildman)	69,691
(1)	Chairman – Non-Executive Director until June 12, 2024
(2)	Chairman – Non-Executive Director as from June 12, 2024
(3)	Reflects salary pursuant to an employment agreement with Pierre Gianello for the role of medical director one day per week.

In addition, in the year ended December 31, 2024, all non-executive directors were granted 14,806 restricted share units, or RSUs, whereby each RSU represents the obligation of the relevant non-executive director to subscribe for one new ordinary share of the Company at a subscription price of EUR 0.1718 per share (irrespective of the market value of the share at that time).

The key features of the RSUs can be summarized as follows:

●	Unless decided otherwise by the shareholders at our shareholders’ meeting, whether for one, more or all non-executive directors, RSUs will be granted to non-executive directors on a yearly basis on the date of the annual shareholders’ meeting.
●	RSUs do not grant voting rights, preferential subscription rights or other membership rights.
●	The number of RSUs to be granted on an annual basis shall be calculated as follows: €130,000 divided by the average closing price of our ordinary shares on the stock exchange where our shares are first listed, during the month of May of the year of the grant. For directors that are appointed between two annual shareholders’ meetings, this number shall be prorated.
●	RSUs are not transferable, except in case of death.
●	RSUs in principle vest on the first anniversary of the date of grant provided that the relevant non-executive director is still in office at that time. In the event of death or an “exit”, immediate vesting applies.
●	The vesting of RSUs is not linked to any performance criteria but rather based on continued service during the vesting period. Therefore, the remuneration in RSUs is a form of fixed remuneration.
●	The grant of RSUs to a non-executive director that has not been explicitly refused by the relevant non-executive director fifteen calendar days following the date of grant, shall be deemed accepted by the relevant non-executive director and creates an obligation for the relevant non-executive director to subscribe for the underlying shares when the RSUs have vested. The RSU is therefore not an option leaving discretion with the director whether to exercise or not.
●	The new shares to be issued pursuant to the exercise of RSUs shall be issued, subscribed, and fully paid up in principle within one month following the date of vesting of the relevant RSUs. The new shares shall be issued under our authorized capital. We reserve the right to deliver existing shares (if it has access to its own shares in accordance with applicable company law rules) or to compensate non-executive directors in cash (i.e., a cash amount equal to the closing stock price of the shares on the stock exchange where our shares are first listed on the first trading day following the date of vesting of the relevant RSUs, minus the subscription price of €0.1718 per share).

The table below provides an overview as of December 31, 2024, of the warrants held by our non-executive directors.

	Warrant Awards
	Number of
	Ordinary
	Shares	Warrant
	Underlying	Exercise Price	Warrant
	Warrants	(€)	Expiration Date
Robelga SRL	25,000	12.95	June 8, 2027
Robelga SRL	25,000	7.19	June 14, 2028
Kevin Rakin	25,000	12.95	June 8, 2027
Kevin Rakin	25,000	7.19	June 14, 2028
Pierre Gianello, M.D.	25,000	12.95	June 8, 2027
Pierre Gianello, M.D.	25,000	7.19	June 14, 2028
Jürgen Hambrecht, Ph.D.	25,000	12.95	June 8, 2027
Jürgen Hambrecht, Ph.D.	25,000	7.19	June 14, 2028
Rita Johnson-Mills	25,000	12.95	June 8, 2027
Rita Johnson-Mills	25,000	7.19	June 14, 2028
Virginia Kirby	25,000	12.95	June 8, 2027
Virginia Kirby	25,000	7.19	June 14, 2028
Wildman Ventures, LLC	25,000	7.19	June 14, 2028

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

The remuneration of the executive management currently consists of the following main remuneration components:

●	Base remuneration: annual base salary/fee (fixed);
●	Fringe benefits: may include a company car or car allowance, laptop, phone, representation allowance and office allowance;
●	Age and risk provisions: includes a pension plan with a fixed contribution and health insurance;
●	Short-term incentives: includes a yearly performance bonus. If a target is reached, the member receives the full bonus, but if the target is not reached, they receive a proportionate payout; and
●	Long-term incentives: includes participation in warrant incentive plans.

For the CEO, the target proportion of fixed base salary, short-term and long-term incentives is: one third fixed annual base remuneration, one third short-term incentives (if all targets are reached) and one third long-term incentives. For the other members of executive management, the target short-term variable remuneration is either set at a percentage of the fixed annual base remuneration (whereby that percentage can range from 30% to 100%) or set as a fixed amount (whereby that fixed amount would fall within said 30%-100% range).

The short-term variable remuneration (annual performance bonus in cash) of the members of executive management is based on company and/or individual performance. More precisely, the short-term variable remuneration of the members of executive management is based on the achievement of one or more Company objectives and/or one or more individual objectives. The Company objectives are established annually by the board of directors upon the advice of the remuneration committee. The individual objectives of the members of executive management are established annually by the board of directors upon the advice of the remuneration committee, whereby the Board of Directors can decide to delegate to the CEO the annual establishment of the individual objectives of all or some of the members of executive management.

Both the Company objectives and the individual objectives of the members of executive management are set in such a way that they are a challenge to be achieved. They relate to areas that are crucial for the Company to achieve its mission of becoming a global leader in providing innovative, clinically proven solutions to treat patients suffering from OSA, thereby contributing to the Company’s business strategy, long-term interests and sustainability. Such areas can include: progress in research & development, clinical trial results, commercial milestones, corporate development, cash position, etc.

The assessment of whether and to what extent the Company objectives and the individual objectives of the members of executive management are achieved is established at the end of each year by the Board of Directors upon the recommendation of the remuneration committee, by comparing effective performance against the objectives. The Board of Directors can decide to delegate to the CEO the annual assessment of the achievement of the individual objectives of some or all of the members of executive management

The short-term and long-term incentives are detailed in the table below:

Short-term incentive plan: yearly performance bonus

Main provisions	Short description

One or more performance criteria (objectives) are determined. For each performance criterion, a target and corresponding payout level are determined:

●
If objective is 100% achieved: payout of targeted payout level
●
If objective is achieved <100% or >100%: in principle, pro rata payout of targeted payout level, unless the Board decides otherwise

Calculation of bonus	The total bonus is composed of the sum of the payout levels related to the various performance criteria (if more than one)
Payment modalities	Payment in cash or equivalent 100% of the bonus is paid at once

Long-term incentive plan: share option plans

Main provisions	Short description
Frequency of offer	No pre-set frequency
Performance cycle	NA
Target number of offered share options	NA
Exercise price	Value of underlying shares at date of offer of share options
Exercise period	Grants prior to August 2, 2024: five years from date of offer of share options Grants as from August 2, 2024: ten years from date of issuance of share options
Performance criteria and corresponding offering levels	NA
Calculation of number of offered share options	NA
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

The following table sets forth information regarding compensation paid by us to Olivier Taelman, our chief executive officer, for the year ended December 31, 2024:

Compensation
(€)
Base salary	424,283
Performance bonus	298,029
Pension contributions	19,860
Fringe benefits(1)	18,381
Extraordinary item	12,188
(1)	Fringe benefits consist of company car, laptop and mobile phone, representation allowance, health insurance and meal vouchers.

In addition, in 2024, Mr. Taelman was granted 308,894 warrants under our 2022 Warrants Plan and 111,106 warrants under our 2024 Warrants Plan. In 2024, he forfeited 50,000 warrants under the 2018 Warrants Plan and 320,000 warrants under the 2020 Warrants Plan. There are no benefits upon termination of employment.

The following table sets forth information regarding compensation paid by us to the other members of executive management, for the time they were part of executive management, on an aggregated basis. This includes compensation paid to Loic Moreau, who served as our chief financial officer from January 1, 2024 to November 3, 2024, to John Landry, who served as our chief financial officer from November 4, 2024 to December 31, 2024, to Bruno Onkelinx, who served as our chief technology officer from January 1, 2024 to December 31, 2024, and to Scott Holstine, who served as our chief commercial officer from July 15, 2024 to December 31, 2024:

Compensation
(€)
Base salary	693,546
Performance bonus	348,138
Pension contributions	28,962
Fringe benefits(1)	58,494
Extraordinary item	184,672
(1)	Fringe benefits consist of company car, laptop and mobile phone, representation allowance, health insurance, sectoral premium and eco-vouchers and meal vouchers.

In addition, in 2024, Mr. Moreau was granted 20,000 warrants under our 2022 Warrants Plan and 50,000 warrants under our 2024 Warrants Plan. There are no benefits upon termination of employment.

In addition, in 2024, Mr. Landry was granted 300,000 warrants under our 2024 Warrants Plan. Upon termination of employment by the Company without cause, Mr. Landry is entitled to an amount equal to up to nine (9) months of his then-current salary.

In addition, in 2024, Mr. Onkelinx was granted 20,000 warrants under our 2022 Warrants Plan. There are no benefits upon termination of employment.

In addition, in 2024, Mr. Holstine was granted 50,000 warrants under our 2022 Warrants Plan. There are no benefits upon termination of employment.

The table below provides an overview as of December 31, 2024 of the warrants held by the members of executive management.

	Warrant Awards
	Number of
	Ordinary
	Shares	Warrant
	Underlying	Exercise Price	Warrant
	Warrants	(€)	Expiration Date
Olivier Taelman	111,106 (2024 plan)	7.88	July 31, 2034
	258,894 (2022 plan)	7.88	December 28, 2032
	50,000 (2022 plan)	5.24	February 1, 2029
	25,000 (2021 plan)	5.42	March 24, 2028
	24,930 (2021 plan)	5.42	March 24, 2028
	8,310 (2021 plan)	25.31	September 17, 2026
Loïc Moreau (1)	50,000 (2024 plan)	7.20	July 31, 2034
	20,000 (2022 plan)	5.24	February 1, 2029
	60,284 (2021 plan)	5.42	March 24, 2028
	15,000 (2021 plan)	17.76	February 21, 2027
John Landry (2)	300,000 (2024 plan)	7.69	July 31, 2034
Bruno Onkelinx	20,000 (2022 plan)	5.24	February 1, 2029
	48,078 (2021 plan)	5.24	March 24, 2028
	10,000 (2021 plan)	17.76	February 21, 2027
Scott Holstine (3)	50,000 (2024 plan)	7.88	July 31, 2034
(1)	Mr. Moreau served as our Chief Financial Officer from January 1, 2024 to November 3, 2024.
(2)	Mr. Landry served as our Chief Financial Officer from November 4, 2024 to December 31, 2024.

(3)	Mr. Holstine served as our Chief Commercial Officer from July 15, 2024 to December 31, 2024.

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

Each of the warrants issued on February 21, 2020, September 8, 2021, December 28, 2022, July 31, 2024 gives the holder thereof to subscribe to one of our ordinary shares. As of December 31, 2024, there were still 2,258,319 of such warrants granted and outstanding which entitle the holders thereof to an aggregate of 2,258,319 of our ordinary shares.

The duration of our outstanding warrants granted prior to August 2, 2024 is the shorter of ten years from the date of issuance or five years from the date of grant. The duration of our outstanding warrants granted as from August 2, 2024 is ten years from the date of issuance. With respect to warrants issued on February 21, 2020, one-third of such warrants granted to and accepted by a beneficiary vested upon the date of the grant, after which one third of the warrants granted to and accepted by a beneficiary vested on each of the first and second anniversary of the grant date. With respect to warrants issued on December 12, 2018 and February 21, 2020, such warrants vested and became exercisable ten business days prior to the closing of our initial public offering on Euronext Brussels in September 2020. With respect to warrants issued on September 8, 2021, December 28, 2022 and July 31, 2024, in principle one-fourth of such warrants granted to and accepted by a beneficiary vest upon the date of the grant, after which one fourth of the warrants granted to and accepted by a beneficiary vest on each of the first, second and third anniversary of the grant date. With respect to the warrants granted to directors on June 8, 2022 and on June 14, 2023, such warrants vest in full and become exercisable on the first anniversary of the grant date. With respect to the warrants granted to our Chief Executive Officer on August 2, 2024, such warrants vested in full and became exercisable on the grant date.

The table below sets forth the details of all warrants granted under the warrant plans in force as of December 31, 2024, including the plan under which the warrants were granted, the offer date, exercise price, expiry date, number of warrants exercised, number of warrants voided and number of warrants outstanding. Aside from the warrants set forth in the below table, there were no other stock options, options to purchase securities, or other rights to subscribe for or purchase outstanding securities as of December 31, 2024.

Aggregate
		Number of						number
		Warrants						and type of
		lapsed,					Number	Shares
		exercised					and type of	issuable
		or no	Number of			Exercise	Shares	upon
	Number of	longer	Warrants			Price	issuable	exercise of
	Warrants	available	Granted and	Issue	Expiration	Warrant	per ESOP	outstanding
Name of Warrants Plan	Issued	for grant	outstanding	date	date	(€)	Warrant	Warrants
2020 Warrants Plan	550,000	520,000	30,000	02/21/2020	02/21/2030	11.94	1 Ordinary Share	30,000 Ordinary Shares
2021 Warrants Plan	1,400,000	469,125	930,875	09/08/2021	09/08/2031	25.31 (1)	1 Ordinary Share	930,875 Ordinary Shares
17.76 (2)
13.82 (3)
12.95 (4)
9.66(5)
5.42(6)
7.19(7)
2022 Warrants Plan	700,000	56,125	643,875	12/28/2022	12/28/2032	7.19(8)	1 Ordinary Share	643,875 Ordinary Shares
5.92(9)
5.24(10)
9.04(11)
7.88(12)
2024 Warrants Plan	1,000,000		653,569	07/31/2024	07/31/2034	7.88(13)	1 Ordinary Share	653,569 Ordinary Shares
7.20(14)
8.04(15)
7.69(16)
							Total	2,258,319 Ordinary Shares
(1)	For 22,560 2021 Warrants granted and accepted in 2021 and 2022.
(2)	For 86,375 2021 Warrants granted and accepted in 2022.
(3)	For 8,875 2021 Warrants granted and accepted in 2022.
(4)	For 150,000 2021 Warrants granted and accepted in 2022.
(5)	For 6,250 2021 Warrants granted and accepted in 2022.
(6)	For 495,417 2021 Warrants granted and accepted in 2021, 2022 and 2023.
(7)	For 161,398 2021 Warrants granted and accepted in 2023.
(8)	For 13,602 2022 Warrants granted and accepted in 2023.
(9)	For 42,254 2022 Warrants granted and accepted in 2023.
(10)	For 244,125 2022 Warrants granted and accepted in 2024.
(11)	For 85,000 2022 Warrants granted and accepted in 2024.
(12)	For 258,894 2022 Warrants granted and accepted in 2024.
(13)	For 221,606 2024 Warrants granted and accepted in 2024.
(14)	For 105,000 2024 Warrants granted and accepted in 2024.
(15)	For 26,963 2024 Warrants granted and accepted in 2024.
(16)	For 300,000 2024 Warrants granted and accepted in 2024.

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

Our board of directors has the power to appoint and remove the chief executive officer. The role of the chief executive officer is to implement the mission, strategy and targets set by the board of directors and to assume responsibility for the day-to-day management. The chief executive officer reports directly to the board of directors.

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

The board of directors elects a chairperson from among its members on the basis of his or her knowledge, skills, experience and mediation strength. The chairperson is responsible for the leadership and the proper and efficient functioning of the board of directors. As of the date of this Annual Report, Robelga SRL (represented by Mr. Taub) is chairperson of the board of directors and Mr. Taelman is the chief executive officer. If the board of directors envisages appointing a former chief executive officer as chairperson, it will carefully consider the positive and negative aspects of such a decision and disclose why such appointment is in our best interest.

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

The members of the audit committee must have a collective competence in our business activities, as well as in accounting, auditing and finance, and at least one member of the audit committee must have the necessary competence in accounting and auditing, including qualifying as an “audit committee financial expert” as defined under the Exchange Act. Our board of directors has determined that (i) Kevin Rakin, Jürgen Hambrecht and Wildman Ventures, LLC, as represented by Daniel Wildman, are independent under Rule 10A-3 of the Exchange Act and the applicable rules of NASDAQ, (ii) the members of the audit committee satisfy the competency requirement, and (iii) Kevin Rakin qualifies as an “audit committee financial expert” as defined under the Exchange Act.

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

Remuneration Committee

As of the date of this Annual Report, our remuneration committee consists of three directors: Wildman Ventures, LLC, as represented by Daniel Wildman (Chairman), Rita Johnson-Mills and Jürgen Hambrecht.

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

Nomination Committee

As of the date of this Annual Report, our nomination committee consists of three directors: Rita Johnson-Mills (Chairwoman), Robelga SRL, as represented by Robert Taub, and Jürgen Hambrecht.

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

Science & Technology Committee

As of the date of this Annual Report, our science & technology committee consists of four directors: Pierre Gianello (Chairman), Robelga SRL, as represented by Robert Taub, and Virginia Kirby.

The role of science & technology committee is to assist our board of directors in all matters relating to:

●	strategic direction of our technology, research and product development programs;
●	monitoring and evaluating existing and future trends in technology that may affect our strategic plans, including monitoring of overall industry trends;
●	the innovation and technology acquisition process to assure ongoing business growth;
●	IT risk management and cyber security strategy; and
●	measurement and tracking systems in place to monitor the performance of our technology in support of overall business strategy and to achieve successful innovation.

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

The Belgian Code on Corporate Governance is based on a “comply or explain” system: Belgian listed companies are expected to follow the Belgian Code on Corporate Governance, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations. We apply the ten corporate governance principles contained in the Belgian Code on Corporate Governance and comply with the corporate governance provisions set forth in the Belgian Code on Corporate Governance, except in relation to the following:

●	In deviation of provision 4.14 of the Belgian Code on Corporate Governance, no independent internal audit function has been established. This deviation is explained by our size. Our audit committee will regularly assess the need for the creation of an independent internal audit function and, where appropriate, will call upon external persons to conduct specific internal audit assignments and will inform the board of directors of their outcome.
●	We do not exclude awarding share-based incentives to the non-executive directors. This is contrary to provision 7.6 of the Belgian Code on Corporate Governance that provides that no stock options should be granted to non-executive board members. We believe that this provision of the Belgian Code on Corporate Governance is not appropriate and adapted to take into account the realities of companies in the biotech and life sciences industry that are still in a development phase. Notably, the ability to remunerate non-executive directors with share options allows us to limit the portion of remuneration in cash that we would otherwise need to pay to attract or retain renowned experts with the most relevant skills, knowledge and expertise. We are of the opinion that granting non-executive directors the opportunity to be remunerated in part in share-based incentives rather than all in cash strengthens the alignment of their interests with the interests of our shareholders. This is in our interest and the interest of our stakeholders. Furthermore, this is customary for directors active in companies in the life sciences industry.
●	In deviation of provision 7.6 of the Belgian Code on Corporate Governance, the non-executive members of our board of directors do not systematically receive part of their remuneration in the form of shares. This deviation is explained by the fact that the interests of the non-executive members of our board of directors are considered to be sufficiently oriented to the creation of long-term value for our company, taking into account that some of the non-executive members of our board of directors will from time to time hold shares or warrants under our outstanding stock-based incentive plans, the value of which is based on the value of the shares. Therefore, a regular payment in shares is not deemed necessary. That being said, in our June 2024 the shareholders’ meeting, our shareholders approved the annual grant to non-executive directors of so-called “restricted share units”, or RSUs as further described in our remuneration policy and in “—Compensation—Directors’ and Executive Officers’ Compensation—Directors’ Compensation” above. While the RSUs are not entirely equivalent to shares (no voting rights, no preferential subscription rights or other membership rights), in the opinion of the Company, the RSUs meet the objectives provided for in provision 7.6 of the 2020 Code.
●	Pursuant to article 7:91 of the Belgian CCA and provisions 7.6 and 7.11 of the Belgian Code on Corporate Governance, shares should not vest and share options should not be exercisable within three years as of their granting. Our board of directors has been explicitly authorized in our articles of association to deviate from this rule in connection with stock-based incentive plans, compensations, awards and issuances to our employees, directors and service providers and/or our subsidiaries (from time to time). We are of the opinion that this allows for more flexibility when structuring share-based awards.
●	In deviation of provision 7.9 of the Belgian Code on Corporate Governance, no minimum threshold of shares to be held by members of our executive management team is set. This deviation is explained by the fact that the interests of the members of the executive management team are considered to be sufficiently oriented to the creation of long-term value for our company, taking into account that some of them will from time to time hold shares or warrants under our outstanding stock-based incentive plans, the value of which is based on the value of the shares. Therefore, setting a minimum threshold of shares to be held by them is not deemed necessary.

●	In deviation of provision 7.12 of the 2020 Code, the board of directors does not include, in the contracts with the CEO and other members of executive management, provisions that would enable the Company to recover variable remuneration paid, or withhold the payment of variable remuneration, and specify the circumstances in which it would be appropriate to do so, insofar as enforceable by law. The Company believes that this provision of the 2020 Code is not appropriate and adapted to take into account the realities of companies in the life sciences industry that are still in a development phase nor considers that it is necessary to apply claw-back provisions as (i) the pay-out of the short-term variable remuneration, based on the achievement of one or more individual objectives and one or more Company objectives as set by the board of directors, is paid only upon achievement of those objectives, and (ii) the Company does not apply any other performance-based remuneration or variable compensation. Furthermore, the ESOP warrant plans set up by the Company contain bad leaver provisions that can result in the unexercised share options, whether vested or not, automatically and immediately becoming null and void if the agreement or other relationship between the holder and the (relevant subsidiary of the) Company is terminated for “cause”. Notwithstanding the Company’s position that warrants are not to be qualified as variable remuneration (when not depending on performance criteria), the board of directors is of the opinion that such bad leaver provisions sufficiently protect the Company’s interests and that it is therefore currently not necessary to provide for additional contractual provisions that give the Company a contractual right to reclaim any (variable) remuneration from the members of the executive management. For those reasons, there are no contractual provisions in place between the Company and the members of the executive management that give the Company a contractual right to reclaim from said executives any variable remuneration that would be awarded.

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

D.Employees

The number of employees by function and geographic location as of the end of the period for our fiscal years ended December 31, 2024, 2023 and 2022 was as follows:

	As at December 31,
	2024	2023	2022
By Function:
Sales, General & Administration	56.5	40.4	34.9
Research & Development	127.1	106.4	102.6
Total	183.6	146.8	137.5
By Geography:
Europe (Belgium & Germany & UK)	82.4	61.4	55.9
Israel	45.2	46.4	44.6
Australia	3	4	6
United States	53	35	31
Total	183.6	146.8	137.5

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

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2025 by:

•	each of our directors and executive officers; and
•	each person beneficially owning more than 3% of our share capital; and
•	all of our directors and executive officers as a group.

To our knowledge and assuming that all of our ordinary shares listed on the Nasdaq Global Market are held by residents of the United States, as of March 1, 2025, we estimate that approximately 27.97% of our outstanding ordinary shares are held of record by six residents of the United States. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including ordinary shares that can be acquired within 60 days of March 1, 2025. Ordinary shares subject to derivative securities currently exercisable or exercisable within 60 days of March 1, 2025 are deemed to be outstanding for computing the percentage ownership of the person holding these securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

The percentage ownership information shown in the table is based on 37,427,265 ordinary shares outstanding as of March 1, 2025.

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

	Ordinary Shares
	Beneficially
	Owned
Name of beneficial owner	Number	Percent
3% or Greater Shareholders:
Cochlear Investments Pty Ltd(1)	5,631,319	15.1%
Robert Taub(2)	4,025,994	10.7%
Entities affiliated with Gilde Healthcare(3)	2,936,890	7.8%
TOGETHER Partnership(4)	2,940,258	7.9%
Resmed Inc.(5)	1,727,864	4.6%
Jürgen Hambrecht(6)	1,394,000	3.7%
Vestal Point Capital, LP(7)	3,000,688	8.0%
FMR LLC (8)	1,698,402	4.5%

Executive Officers and Directors:
Robert Taub(2)	4,025,994	10.7%
Kevin Rakin(9)	173,500	* %
Virginia Kirby(10)	55,560	* %
Pierre Gianello(11)	61,560	* %
Wildman Ventures LLC (as represented by Daniel Wildman)(12)	25,000	* %
Jürgen Hambrecht(6)	1,394,000	3.7%
Rita Johnson-Mills(13)	55,560	* %
Olivier Taelman(14)	446,990	* %
John Landry(15)	75,000	* %
Bruno Onkelinx(16)	67,223	* %
Scott Holstine(17)	13,000	* %
All current directors and executive management as a group (11 persons)(18)	6,393,387	17.0%

* Represents beneficial ownership of less than one percent.

(1)

Consists of 5,631,319 ordinary shares held by Cochlear Investments Pty Ltd. The principal business address of Cochlear Investments Pty Ltd. is 1 University Avenue, Macquarie University, NSW 2109 (Australia). 100% of the share capital of Cochlear Investments Pty Ltd is owned by Cochlear Limited, a company which is listed on the Australian Securities Exchange and is not a controlled company.

(2)

Consists of  (i) 2,712,510 ordinary shares held by Robert Taub, representative of Robelga SRL, a member of our board of directors, (ii) 696,000 ordinary shares held by Robelga SRL, a member of our board of directors, and controlled by Mr. Taub, (iii) 567,484 ordinary shares held by BMI Estate, a company controlled by Mr. Taub, and (iv) 50,000 ordinary shares issuable upon the exercise of warrants held by Mr. Taub that are immediately exercisable or exercisable within 60 days of March 1, 2025.

(3)

Consists of  (i) 1,468,445 ordinary shares held by Coöperatieve Gilde Healthcare III Sub-Holding U.A., or Gilde Sub-Holding, and (ii) 1,468,445 ordinary shares held by Coöperatieve Gilde Healthcare III Sub-Holding 2 U.A., or Gilde Sub-Holding 2. The principal business address of each of Gilde Sub-Holding and Gilde Sub-Holding 2 is Newtonlaan 91, 3584 BP Utrecht, The Netherlands. Gilde Healthcare III Management BV is the management company of Gilde Sub-Holding and Gilde Sub-Holding 2. Gilde Healthcare III Management BV exercises the voting rights attached to our ordinary shares at its discretion. Gilde Healthcare III Management BV is controlled by Gilde Healthcare Holding BV. Gilde Healthcare Holding BV is not a controlled entity.

(4)

Consists of 2,940,258 ordinary shares held by TOGETHER Partnership. The principal business address of TOGETHER Partnership is Van Putlei 31, 2018 Antwerp, Belgium. TOGETHER Partnership is not a controlled entity.

(5)

Consists of 1,727,864 ordinary shares held by Resmed Inc. The principal business address of Resmed Inc. is 9001 Spectrum Center Boulevard., San Diego, CA 92123. Resmed Inc. is a public company that is listed on the New York Stock Exchange and is not a controlled company.

(6)

Consists of (i) 72,589 ordinary shares held by Dr. Hambrecht, a member of our board of directors, (ii) 1,271,411 ordinary shares held by JH Capital GmbH, a company controlled by Dr. Hambrecht, and (iii) 50,000 ordinary shares issuable upon the exercise of warrants held by Dr. Hambrecht that are immediately exercisable or exercisable within 60 days of March 1, 2025.

(7)

Consists of 3,000,688 ordinary shares held by Vestal Point Capital, LP. Mr. Ryan Wilder, the Chief Investment Officer and Managing Partner of Vestal Point Capital, LP and the Managing Member of Vestal Point Capital, LLC, the general partner of Vestal Point Capital, LP, holds voting and dispositive power with respect to the ordinary shares held by the Vestal Point Capital, LP. The principal business address of Vestal Point Capital, LP is 632 Broadway, Suite 602, New York, NY 10012.

(8)

Consists of (i) 258 ordinary shares held by FIAM LLC and (ii) 1,698,144 ordinary shares held by Fidelity Management & Research Company LLC. FIAM LLC is controlled by FIAM Holdings LLC. FIAM Holdings LLC and Fidelity Management Research Company LLC are controlled by FMR LLC. FMR LLC is not a controlled entity. The principal business address of FMR LLC is The Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, DE, 19801.

(9)

Consists of  (i) 78,030 ordinary shares held by Mr. Rakin, (ii) 45,470 ordinary shares held by Kevin L. Rakin Irrevocable Trust, and (iii) 50,000 ordinary shares issuable upon the exercise of warrants held by Mr. Rakin that are immediately exercisable or exercisable within 60 days of March 1, 2025.

(10)

Consists of  (i) 5,560 ordinary shares held by Ms. Kirby, and (ii) 50,000 ordinary shares issuable upon the exercise of warrants held by Ms. Kirby that are immediately exercisable or exercisable within 60 days of March 1, 2025.

(11)

Consists of (i) 11,560 ordinary shares held by Mr. Gianello, and (ii) 50,000 ordinary shares issuable upon the exercise of warrants held by Mr. Gianello that are immediately exercisable or exercisable within 60 days of March 1, 2025.

(12)

Consists of 25,000 ordinary shares issuable upon the exercise of warrants held by Wildman Ventures LLC, as represented by Mr. Wildman, that are immediately exercisable or exercisable within 60 days of March 1, 2025

(13)

Consists of (i) 5,560 ordinary shares held by Ms. Johnson-Mills, and (ii) 50,000 ordinary shares issuable upon the exercise of warrants held by Mr. Johnson-Mills that are immediately exercisable or exercisable within 60 days of March 1, 2025.

(14)	Consists of 446,990 ordinary shares issuable upon the exercise of warrants held by Mr. Taelman that are immediately exercisable or exercisable within 60 days of March 1, 2025.
(15)	Consists of 75,000 ordinary shares issuable upon the exercise of warrants held by Mr. Landry that are immediately exercisable or exercisable within 60 days of March 1, 2025.
(16)

Consists of  (i) 1,164 ordinary shares held by Mr. Onkelinx, and (ii) 66,059 ordinary shares issuable upon the exercise of warrants held by Mr. Onkelinx that are immediately exercisable or exercisable within 60 days of March 1, 2025.

(17)

Consists of (i) 500 ordinary shares held by Mr. Holstine and (ii) 12,500 ordinary shares issuable upon the exercise of warrants held by Mr. Holstine that are immediately exercisable or exercisable within 60 days of March 1, 2025.

(18)	Consists of (i) 5,467,838 ordinary shares and (ii) 925,549 ordinary shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 1, 2025.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder above in the last three years.

The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

B.Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2023 with any members of our board of directors or executive officers or the holders of more than 3% of our share capital.

Agreements with Olivier Taelman

From September 1, 2021 until August 19, 2024, Olivier Taelman performed his function as CEO of the Company on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman. As from August 19, 2024, Olivier Taelman temporarily relocated to the U.S. Since then, he performs his function as CEO of the Company partially on a self-employed basis in accordance with a service agreement, dated as of August 19, 2024, between Nyxoah SA and Olivier Taelman and partially as employee of Nyxoah Inc.

Pursuant to the terms of these agreements, Mr. Taelman will be entitled to receive an annual fee equal to $360,000 plus the euro equivalent of $90,000, as well as a short term incentive and a long term incentive (in the form of the grant of warrants) in accordance with our remuneration policy as approved from time to time by the shareholders at the shareholders meeting of the Company. Mr. Taelman will continue to benefit from a company car, a laptop, a mobile phone, an occupational pension scheme and a hospitalization insurance. The service agreement has an indefinite term and can be terminated by either us or Mr. Taelman at any time subject to a notice of three months, supplemented with one month per completed year of services under the service agreement, with a maximum total notice period of nine months. We can immediately terminate the service agreement in case of serious cause. The employment with Nyxoah Inc is on an ‘at will’ basis.

May 2024 Offering

On May 23, 2024, we announced that Robert Taub, who represents Robelga SRL as chairman of our board of directors, had expressed interest in participating in an underwritten public offering, or the May 2024 Offering, of our ordinary shares prior to the launch of the offering, it being understood that the number of shares allocated to Mr. Taub, if any, and the applicable price would depend on the outcome of the offering process. Our board of directors approved Mr. Taub’s participation on May 22, 2024, pursuant to the related parties procedure of Article 7:97 of the Belgian Companies and Associations Code. In connection with the May 2024 Offering, we issued an aggregate of 5,674,755 ordinary shares, inclusive of a partial exercise of the underwriters’ overallotment option, for aggregate gross proceeds of €48.5 million, or €8.54 per share.

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

B.Significant Changes

Other than the information set forth herein, there have been no significant changes since December 31, 2024.

Item 9.The Offer and Listing

A.Offer and Listing Details

Our ordinary shares are listed on The Nasdaq Global Market under the symbol “NYXH” and the on Euronext Brussels under the symbol “NYXH.”

B.Plan of Distribution

Not Applicable.

C.Markets

Our ordinary shares are listed on The Nasdaq Global Market under the symbol “NYXH” and the on Euronext Brussels under the symbol “NYXH.”

D.Selling Shareholders

Not Applicable.

E.Dilution

Not Applicable.

F.Expenses of the Issue

Not Applicable.

Item 10.Additional Information

A.Share Capital

Not Applicable.

B.Articles of Association

The information set forth in Exhibit 2.2 to this annual report is incorporated herein by reference.

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

E.Taxation

Material U.S. Federal Income Tax Considerations

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of ordinary shares by a U.S. holder (as defined below) that is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof; and the U.S.-Belgium Tax Treaty (as defined below), in each case as of and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of the ownership and disposition of the ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning, and disposing of the ordinary shares in their particular circumstances.

This summary addresses only the U.S. federal income tax considerations for U.S. holders of our ordinary shares that will hold such ordinary shares as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder and does not address all tax considerations that may be applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

●	banks, financial institutions or insurance companies;
●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;
●	real estate investment trusts, regulated investment companies or grantor trusts;

●	persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities (including S Corporations), or persons that will hold the ordinary shares through such an entity;
●	persons that received our ordinary shares as compensation for the performance of services;
●	certain former citizens or long-term residents of the United States;
●	persons that hold our ordinary shares through a permanent establishment or fixed base outside the United States;
●	U.S. holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ordinary shares; and
●	U.S. holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

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

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares that is (or is treated as), for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company”, or PFIC.

This discussion is for informational purposes only, and is not tax advice. Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions. Although we do not currently plan to pay dividends, and subject to the discussion under “- Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ordinary shares will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) and applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are satisfied. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares which are readily tradable on an established securities market in the United States. The ordinary shares are listed on the Nasdaq Global Select Market, or Nasdaq, which is an established securities market in the United States, and we expect the ordinary shares to be readily tradable on Nasdaq. However, there can be no assurance that the ordinary shares will be considered readily tradable on an established securities market in the United States in the current year or any future years. We are incorporated under the laws of Belgium, and we believe that we qualify as a resident of Belgium for purposes of, and are eligible for the benefits of, The Convention between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on November 27, 2006, or the U.S.-Belgium Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Belgium Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “- Passive Foreign Investment Company Considerations” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are satisfied. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

A U.S. holder generally may claim the amount of any Belgian withholding tax as either a deduction from gross income or a foreign tax credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis.

Generally, the credit cannot exceed the same proportion of a U.S. holder’s U.S. federal income tax liability which such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the ordinary shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Belgian income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. Furthermore, Belgian income taxes that are withheld in excess of the rate applicable under the U.S.-Belgium Tax Treaty or that are refundable under Belgian law will not be eligible for credit against a U.S. holder’s U.S. federal income tax liability. U.S. Treasury Regulations that were finalized in 2022 may restrict the availability of foreign tax credits based on the nature of the tax imposed by the foreign jurisdiction. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

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

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (for which purpose, assuming we are treated as a publicly traded company pursuant to Section 1297(e)(3) of the Code, the total value of our assets may be determined in part by reference to the market value of its ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of cash, including the funds raised in offerings of the ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income for purposes of the PFIC tests. If we are classified as a PFIC for any year with respect to which a U.S. holder owns ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns ordinary shares, regardless of whether we continue to meet the tests described above, unless we cease to meet the requirements for PFIC status and the U.S. holder makes the “deemed sale” election described below.

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets is generally determined in large part by reference to the market price of the ordinary shares, which is likely to fluctuate. Based on the foregoing, with respect to our 2024 taxable year, we do not anticipate that we will be a PFIC based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets. However, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current or future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the current or any future taxable year.

If we are a PFIC for any taxable year, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ordinary shares), and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “- Distributions.”

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

If a U.S. holder owns ordinary shares during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company and any lower-tier PFICs, generally with the U.S. holder’s U.S. federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective investors are urged to consult their own tax advisers with respect to ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to ownership and disposition of the ordinary shares.

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

Foreign Asset Reporting. Certain U.S. holders who are individuals and certain entities controlled by individuals may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Material Belgian Tax Consequences

The paragraphs below present a summary of certain material Belgian federal income tax consequences of the acquisition, ownership and disposal of ordinary shares by an investor, but does not address all tax consequences of the ownership and disposal of ordinary shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. The following does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ordinary shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this Annual Report, all of which are subject to change, including changes that could have retroactive effect. Investors should appreciate that, as a result of evolutions in law or practice, the eventual tax consequences may be different from what is stated below. In this respect, please note that the Belgian government has recently reached an agreement to implement certain tax reforms in Belgium. No (draft) legal texts are currently available with respect to the envisaged reforms. Each prospective investor is advised to consult its own tax advisor about the potential tax consequences of the envisaged tax reforms in Belgium on an investment by such Investor in ordinary shares.

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

Investors are encouraged to consult their own advisers as to the tax consequences of the acquisition, ownership and disposal of the ordinary shares in light of their particular circumstances, including the effect of any state, local or other national laws.

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

Belgian income tax

Belgian resident individuals

Belgian resident individuals who acquire and hold our ordinary shares as a private investment do not have to declare the dividend income in their personal income tax return since the 30% Belgian withholding tax fully discharges their personal income tax liability. If (and only if) the dividend income would be declared in the personal income tax return, it will be taxed at 30% or, if lower, at the progressive personal income tax rates applicable to the taxpayer’s overall declared income. The first €859 (amount applicable for income year 2025 per year and per taxpayer) of reported ordinary dividend income will be exempt from tax, subject to certain conditions. For the avoidance of doubt, all reported dividends (hence, not only dividends distributed on the shares) are taken into account to assess whether said maximum amount is reached.

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

Belgian resident companies can generally (although subject to certain conditions) deduct up to 100% of the gross dividend received from their taxable income, i.e. the dividend received deduction, provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds shares representing at least 10% of the share capital of the company or a participation in the company with an acquisition value of at least €2,500,000 (which was announced to be increased to €4,000,000); (2) the shares have been held or will be held in full legal ownership for an uninterrupted period of at least one year (and, based on the governmental agreement, will need to be booked as a fixed financial asset by companies exceeding certain thresholds); and (3) the conditions relating to the taxation of the underlying distributed income, as described in article 203 of the ITC are met (together the “Conditions for the application of the dividend received deduction regime”).

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

Belgian dividend withholding tax relief for non-residents

Dividends paid or attributed to non-resident individuals who do not use the ordinary shares in the exercise of a professional activity, may, subject to certain conditions and formalities, be eligible for the tax exemption with respect to ordinary dividends in an amount of up to €859 (amount applicable for income year 2025) per year and per taxpayer. For the avoidance of doubt, all dividends paid or attributed to such non-resident individual (and hence not only dividends paid or attributed on the ordinary shares) are taken into account to assess whether said maximum amount is reached. Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the ordinary shares, such non-resident individual may request in its Belgian non-resident income tax return that any Belgian withholding tax levied on up to such an amount be credited and, as the case may be, reimbursed. However, if no Belgian non- resident income tax return has to be filed by the non-resident individual, any Belgian withholding tax levied on up to such an amount could in principle be reclaimed by filing a request thereto addressed to the tax official (“Adviseur-generaal Centrum Buitenland”/“Conseiller-général du Centre Étranger”) appointed by article 206/1 of the Royal Decree implementing the ITC. Such a request has to be made at the latest on December 31 of the calendar year following the calendar year in which the relevant dividend(s) have been received, together with an affidavit confirming the non-resident individual status and certain other formalities determined in the Royal Decree.

Belgian tax law provides for certain exemptions from withholding tax on Belgian source dividends distributed to non-resident investors. Under Belgian tax law, withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver within the meaning of Article 227, 3° ITC which implies that it has separate legal personality and has its tax residence outside of Belgium; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) provided that it is not contractually obliged to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the ordinary shares, nor obliged to pay a manufactured dividend with respect to the ordinary shares under a securities borrowing transaction. The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the ordinary shares and that the above conditions are satisfied. The pension fund must then forward that certificate to us or our paying agent. As indicated above, Belgian (or foreign) OFPs not holding the ordinary shares — which give rise to dividends — for an uninterrupted period of 60 days in full ownership amounts to a rebuttable presumption that the arrangement or series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensembled’actes juridiques”) which are connected to the dividend distributions, are not genuine (“kunstmatig”/“non authentique”). In such case the withholding tax exemption will not apply.

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

Dividends distributed by a Belgian company to non-resident companies on a share participation of less than 10% will under certain conditions be subject to an exemption from withholding tax, provided that the non- resident companies (i) are either established in another Member State of the EEA or in a country with which Belgium has concluded a double tax treaty, where that treaty, or any other treaty concluded between Belgium and that jurisdiction, includes a qualifying exchange of information clause; (ii) have a legal form as listed in Annex I, Part A to the Parent-Subsidiary Directive as amended from time to time, or a legal form similar to the legal forms listed in the aforementioned annex and which is governed by the laws of another Member State of the EEA or a similar legal form in a country with which Belgium has concluded a double tax treaty; (iii) hold a share participation in the Belgian dividend distributing company, upon payment or attribution of the dividends, of less than 10% of our share capital but with an acquisition value of at least €2.5 million (which may potentially also be increased to €4.0 million although this was not mentioned in the governmental agreement); (iv) hold or will hold the ordinary shares which give rise to the dividends in full legal ownership during an uninterrupted period of at least one year; and (v) are subject to the corporate income tax or a tax regime similar to the corporate income tax without benefiting from a tax regime which deviates from the ordinary regime. The exemption from withholding tax is only applied to the extent that the Belgian withholding tax, which would be applicable absent the exemption, could not be credited nor reimbursed at the level of the qualifying, dividend receiving, company. The non-resident company must provide us or our paying agent with a certificate confirming, in addition to its full name, legal form, address and fiscal identification number (if applicable), its qualifying status and the fact that it meets the required conditions mentioned under (i) to (v) above, and indicating to which extent the withholding tax, which would be applicable absent the exemption, is in principle creditable or reimbursable on the basis of the law as applicable on December 31 of the year preceding the year during which the dividend is paid or attributed.

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

Capital gains and losses on ordinary shares

Belgian resident individuals

Belgian resident individuals acquiring the ordinary shares as a private investment should not be subject to Belgian capital gains tax on the disposal of the ordinary shares and capital losses are not tax deductible (note however that a general capital gains tax of 10% was announced, which would take the form of a “solidarity contribution” – based on the current governmental agreement, the first €10,000 of capital gains would be exempt). However, capital gains realized by a private individual are taxable at 33% (plus local surcharges) if the capital gain is deemed to be realized outside the scope of the normal management of the individual’s private estate. Capital losses incurred in such transactions are generally not tax deductible.

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

Non-resident individuals who do not use the ordinary shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the shares to Belgium, might be subject to tax in Belgium if the capital gains are obtained or received in Belgium and arise from transactions which are to be considered speculative or beyond the normal management of one’s private estate or in case of disposal of a substantial participation in a Belgian company as mentioned in the tax treatment of the disposal of the ordinary shares by Belgian individuals (see supra – also with regard to the announced general capital gains tax). Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax adviser.

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

The legislator introduced several anti-abuse provisions which apply retroactively as from 30 October 2020. This concerns a rebuttable general anti-abuse provision and two irrebuttable specific anti-abuse provisions. The latter covers the splitting of a securities account into multiple securities accounts held at the same intermediary and the conversion of taxable financial instruments held on a securities account, into registered financial instruments. On 27 October 2022, however, the Constitutional Court decided to annul the two irrebuttable specific anti-abuse provisions as well as the retroactive effect of the rebuttable general anti-abuse provision. The other provisions related to the annual tax on securities accounts were upheld by the Constitutional Court.

Investors are advised to consult their tax advisors about the consequences of the tax on securities accounts on their own tax situation.

Common Reporting Standard

Following recent international developments, the exchange of information is governed by the Common Reporting Standard, or CRS. On November 26, 2024, 125 jurisdictions have signed the multilateral competent authority agreement, or MCAA. The MCAA is a multilateral framework agreement to automatically exchange financial and personal information, with the subsequent bilateral exchanges coming into effect between those signatories that file the subsequent notifications.

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

As a result of the Law of December 16, 2015, the mandatory automatic exchange of information applies in Belgium (i) as of income year 2016 (first information exchange in 2017) towards the EU Member States, (ii) as of income year 2014 (first information exchange in 2016) towards the US and (iii), with respect to any other non-EU States that have signed the MCAA, as of the respective date as determined by the Royal Decree of June 14, 2017. The Royal Decree provides that (i) for a first list of 18 countries, the mandatory exchange of information applies as of income year 2016 (first information exchange in 2017) and for a second list of 44 countries, the mandatory automatic exchange of information applies as of income year 2017 (first information exchange in 2018), (iii) as from 2019 (for the 2018 financial year) for another single jurisdiction, (iv) as from 2020 (for the 2019 financial year) for a fourth list of six jurisdictions, (v) as from 2023 (for the 2022 financial year) for 2 other jurisdictions and (vi) as from 2024 (for the 2023 financial year) for a sixth list of 4 jurisdictions.

Investors who are in any doubt as to their position should consult their professional advisers.

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

In the framework of the Multiannual Financial Framework (MFF)/Own Resources negotiations, the European Parliament supported the introduction of the FTT as an Own Resource. The Commission agreed to issue a declaration as part of the overall political agreement. The Commission has recently clarified that “should there be an agreement on this Financial Transaction Tax, the Commission will make a proposal in order to transfer revenues from this Financial Transaction Tax to the EU budget as an own resource. If there is no agreement by end of 2022, the Commission will, based on impact assessments, propose a new own resource, based on a new Financial Transaction Tax. The Commission shall endeavour to make these proposals by June 2024 in view of its introduction by 1 January 2026”.

In February 2021, EU Member States have been consulted on their current position regarding the FTT.

On 18 May 2021, the Commission again mentioned in a Communication that it will propose additional new own resources, which could include a Financial Transaction Tax.

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

Additionally, earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the functional currency of subsidiaries at the rate of exchange at each closing date, the impact of which is reported as a foreign exchange gain or loss in the consolidated statements of comprehensive income. Most foreign exchange transactions were denominated in USD, NIS, or AUD for the subsidiaries that have functional currency in Euro. For the years ended December 31, 2024 and 2023, if the USD strengthened by 5% against the Euro with all other variables held constant, net loss for the year then ended would have been €87,000 higher and zero impact, respectively. For the years ended December 31, 2024 and 2023, if the USD weakened by 5% against the Euro with all other variables held constant, net loss for the year then ended would have been €79,000 lower and zero impact, respectively. For the years ended December 31, 2024 and 2023, if the NIS strengthened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €35,000 and €30,000 higher, respectively. For the years ended December 31, 2024 and 2023, if the NIS weakened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €32,000 and €27,000 lower, respectively. For the years ended December 31, 2024 and 2023, if the AUD strengthened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €22,000 and €36,000 higher, respectively. For the years ended December 31, 2024 and 2023, if the AUD weakened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €20,000 and €33,000 lower, respectively.

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

The net proceeds from our initial public offering on The Nasdaq Global Market have been used as described in the final prospectus for the global offering filed with the U.S. Securities and Exchange Commission on July 6, 2021. None of the net proceeds of our global offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

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

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that our disclosure controls and procedures were not effective as of December 31, 2024 due to the fact that the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting” continued to exist at December 31, 2024, as discussed below.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting as of December 31, 2024 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control – Integrated Framework (2013). Based on the evaluation performed, management concluded that the material weaknesses reported in previous years still exists as of December 31, 2024 and are related to

●	Insufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, as well as a lack of sufficient oversight of external advisors and advisors and lack of sufficient personnel to carry out all control activities;
●	Insufficient documented evidence of control procedures resulting in an inability to validate the operating effectiveness of our risk based control assessment, which leads to insufficient procedures and controls, including IT General Controls, to ensure that accurate financial statements can be prepared and reviewed on a timely basis for annual reporting purposes.

To address the material weaknesses identified, our management has taken, and continues to take, several remedial actions. In 2024, we formalized a risk assessment and scoping exercise at financial statement line-item level to identify which entities and processes fall within the scope of the Sarbanes-Oxley Act requirements. We have designed an internal control framework to cover risks identified as part of the aforementioned risk assessment and for entity-level controls, business controls and IT general controls. We have translated our internal control framework into our Governance, Risk and Compliance, or GRC, tool in order to properly monitor the implementation, execution and remediation of controls. We continue to engage an external professional advisor that has evaluated and validated the design effectiveness of our internal control framework with respect to the following processes: IT, financial close process, purchase-to-pay, payment, treasury, grants, travel and expenses, transfer pricing, fixed assets (tangible and intangible) and clinical finance. Based on the outcomes of such engagement and evaluation, we are continuing to adapt our internal controls.

While our management has taken, and continues to take, steps to remediate the material weaknesses, the material weaknesses have not yet been resolved as of December 31, 2024, and remediation is ongoing as described above.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Our failure to correct these material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operation and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. See “Risk Factors— In connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2024, we identified material weaknesses in our internal control over financial reporting. Additionally, we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.”

As a result of the material weaknesses described above that have not yet been resolved as of December 31, 2024, we have concluded that our internal control over financial reporting was not effective as of December 31, 2024.

Notwithstanding these material weaknesses and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2024, our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), believes that the consolidated financial statements contained in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

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

D.Changes in Internal Control Over Financial Reporting

The following changes in our internal control over financial reporting occurred during the period covered by this Annual Report that have materially affected our internal control over financial reporting:

●	We formalized a risk assessment and scoping exercise at financial statement line-item level to identify which entities and processes fall within the scope of the Sarbanes-Oxley Act requirements;
●	We have designed an internal control framework to cover risks identified as part of the aforementioned risk assessment and for entity-level controls, business controls and IT general controls;
●	We have incorporated our internal control framework into our GRC (Governance, Reporting and Compliance) tool in order to properly monitor the implementation, execution and remediation of controls; and
●	We continued to engage an external professional advisor that has evaluated and validated the design effectiveness of our internal control framework with respect to the following processes: IT, financial close process, purchase-to-pay, payment, treasury, grants, travel and expenses, transfer pricing, fixed assets (tangible and intangible) and clinical finance.

These actions were taken based on the material weaknesses previously identified by Management as of December 31, 2023.

Item 16A.Audit Committee Financial Expert

Our Audit Committee is comprised of three of our non-executive directors, Kevin Rakin (Chairman), Jürgen Hambrecht and Wildman Ventures LLC, as represented by Daniel Wildman, and each of these members is an “independent director” as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of Nasdaq. Mr. Rakin serves as chair of this committee. Our Board has determined that Mr. Rakin is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B.Code of Ethics

Our Corporate Code of Conduct and Ethics and Whistleblower Policy is applicable to all of our employees, officers and directors and is available on our website at http://www.nyxoah.com and included as Exhibit 11.1 herein. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider information on our website to be part of this Annual Report.

Item 16C.Principal Accountant Fees and Services

Our financial statements have been prepared in accordance with IFRS and are audited by EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV,

EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV has served as our independent registered public accountant for each of the years ended December 31, 2022, December 31, 2023 and December 31, 2024 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV.

	Year ended December 31,
	2024	2023

	(in thousands)
Audit Fees(1)	€748	€526
Tax Fees(2)	10	20
Total	€758	€546
(1)	Audit Fees are primarily for audit services including SEC filings, comfort letters, consents and Assistance with and review of documents filed with the SEC.
(2)	Tax Fees are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

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

We intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following:

●	Quorum at Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33.33% of the outstanding ordinary shares. There is no general quorum requirement under Belgian law for ordinary meetings of shareholders, except in relation to decisions regarding certain matters.
●	Compensation Committee and Nomination Committee. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our articles of association provide that our board of directors may form committees from among its members. Our board of directors has set up and appointed a nomination committee and a remuneration committee. Pursuant to article 7:100 of the Belgian CCA, only a majority of the members of the remuneration committee should in principle meet the independence criteria referred to in article 7:87 of the Belgian CCA and set out in provision 3.5 of the Belgian Code on Corporate Governance. Pursuant to provision 4.19 of the Belgian Code on Corporate Governance, only a majority of the members of the remuneration committee must qualify as independent.
●	Independent Director Majority. Nasdaq Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have a majority of independent directors on our board of directors. However, our articles of association provide that our board of directors must be comprised of at least three directors, of which, pursuant to our corporate governance charter and provision 3.4 of the Belgian Code on Corporate Governance, at least three directors must be independent directors under Belgian law. We do not require our independent directors to meet separately from the full board of directors on a regular basis or at all.
●	Executive Session. NASDAQ Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. We do not require our independent directors to meet separately from the full board of directors on a regular basis or at all, although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.
●	Charters. NASDAQ Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our board of directors has drawn up a corporate governance charter including, amongst others, the internal rules of our committees.

Item 16H.Mine Safety Disclosure

Not Applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

Item 16J.Insider Trading Policy

Our Insider Trading Policy is included in our Corporate Code of Conduct and Ethics and Whistleblower Policy and is applicable to all of our employees, officers and directors. Our Insider Trading Policy governs the purchase, sale, and other dispositions of our securities by our employees, officers and directors and is designed to promote compliance with insider trading laws and rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy is included in our Corporate Code of Conduct and Ethics and Whistleblower Policy that is available on our website at http://www.nyxoah.com and filed as an exhibit to this Annual Report.

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

We also identify our cybersecurity threat risks by comparing our processes to standards set by the National Institute of Standards and Technology, or NIST. To provide for the availability of critical data and systems, maintain regulatory compliance, manage our material risks from cybersecurity threats, and protect against and respond to cybersecurity incidents, we undertake the following activities:

●	monitor emerging data protection laws and implement changes to our processes that are designed to comply with such laws;
●	through our policies, practices and contracts (as applicable), require employees, as well as third parties that provide services on our behalf, to treat confidential information and data with care;
●	employ technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence;
●	provide regular, mandatory training for our employees and contractors regarding cybersecurity threats as a means to equip them with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices;
●	conduct cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data;
●	leverage the NIST incident handling framework to help us identify, protect, detect, respond and recover when there is an actual or potential cybersecurity incident; and
●	carry information security risk insurance that provides protection against the potential losses arising from a cybersecurity incident.

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

Item 18.Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19.Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1*	Articles of Association of Nyxoah SA (English Translation)

2.1*	Articles of Association of Nyxoah SA (English Translation) (included in Exhibit 1.1)

2.2	Description of Securities	Form 20-F	001-40552	2.2	3/20/2024

4.1+	Cochlear Collaboration Agreement, dated November 2018, by and between the registrant and Cochlear Limited	Form F-1	333-257000	10.1	6/10/2021

4.2+	Man& Science SA License Agreement, by and between the registrant and Cephalix SA, Glucobel SA, Surgical Electronics SA and Man& Science SA, among others, as amended by the Confirmatory Addendum to the Multiparty Agreement, dated as of June 23, 2016, by and between the registrant and Cephalix SA, Surgical Electronics SA and Man& Science SA and as further amended by the Clarification of the Confirmatory Addendum to the Multiparty Agreement, dated as of February 10, 2020, by and between the registrant and Man& Science SA.	Form F-1	333-257000	10.1	6/10/2021

4.3+	Unprotected Lease Contract, dated as of August 20, 2020, by and between Nyxoah Ltd. and Block 7093 Parcel 162 Ltd. (English Translation)	Form F-1	333-257000	10.1	6/10/2021

4.4#	Form of 2013 Share Incentive Plan (English Translation)	Form F-1	333-257000	10.1	6/10/2021

4.5#	Form of 2016 Warrants Plan (English Translation)	Form F-1	333-257000	10.1	6/10/2021

4.6#	Form of 2018 Warrants Plan (English Translation)	Form F-1	333-257000	10.1	6/10/2021

4.7#	Form of 2020 Warrants Plan (English Translation)	Form F-1	333-257000	10.1	6/10/2021

4.8#	Form of 2021 Warrants Plan (English Translation)	Form F-1	333-257000	10.1	6/10/2021

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.9#	Form of 2022 Warrants Plan (English Translation)	Form F-1	333-257000	10.1	6/10/2021

4.10	Sales Agreement, dated as of December 22, 2022, by and between Nyxoah SA and Cantor Fitzgerald & Co.	Form 20-F	001-40552	4.10	3/20/2024

4.11	First Addendum, dated November 15, 2023, to Unprotected Lease Contract, by and between Nyxoah Ltd. and Block 7093 Parcel 162 Ltd. (English Translation)	Form 20-F	001-40552	4.11	3/20/2024

4.12	Second Addendum, dated November 30, 2023, to Unprotected Lease Contract, by and between Nyxoah Ltd. and Block 7093 Parcel 162 Ltd. (English Translation)	Form 20-F	001-40552	4.12	3/20/2024

4.13#	Form of 2024 Warrants Plan (English Translation)	Form S-8	333-283103	99.1	11/8/2024

4.14*˄	Loan Facility Agreement, by and between Nyxoah SA and the European Investment Bank

4.15*˄	Form of Synthetic Warrant Agreement, by and between Nyxoah SA and the European Investment Bank

8.1*	List of Subsidiaries of the registrant

11.1*	Corporate Code of Conduct and Ethics and Whistleblower Policy

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1**	Section 1350 Certification of Chief Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2**	Section 1350 Certification of Chief Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, independent registered public accounting firm

97.1	Form of Clawback Policy of the Registrant	Form 20-F	001-40552	97.1	3/20/2024

101. INS XBRL	Instance Document

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
101. SCH XBRL	Taxonomy Extension Schema Document

101. CAL XBRL	Taxonomy Extension Calculation Linkbase Document

101. DEF XBRL	Taxonomy Extension Definition Linkbase Document

101. LAB XBRL	Taxonomy Extension Label Linkbase Document

101. PRE XBRL	Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
#	Indicates management contract or compensatory plan.
+	Confidential treatment previously requested and granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
˄

Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NYXOAH SA
By:	/s/ Olivier Taelman
Name: Olivier Taelman
Title: Chief Executive Officer

Date: March 20, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Nyxoah S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nyxoah SA (the Company) as of December 31, 2024 and 2023, the related consolidated statements of loss and other comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV

We have served as the Company’s auditor since 2016.

Diegem, Belgium

March 20, 2025

NYXOAH SA

CONSOLIDATED BALANCE SHEETS

(in thousands)

		As at December 31
	Notes	2024	2023
ASSETS
Non-current assets
Property, plant and equipment	7	4,753	4,188
Intangible assets	8	50,381	46,608
Right of use assets	9	3,496	3,788
Deferred tax asset	29	76	56
Other long-term receivables	10	1,617	1,166
		€60,323	€55,806
Current assets
Inventory	11	4,716	3,315
Trade receivables	12	3,382	2,758
Other receivables	12	2,774	3,212
Other current assets		1,656	1,318
Financial assets	14	51,369	36,138
Cash and cash equivalents	13	34,186	21,610
		€98,083	€68,351
Total assets		€158,406	€124,157

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	15	6,430	4,926
Share premium	15	314,345	246,127
Share based payment reserve	16	9,300	7,661
Other comprehensive income	15	914	137
Retained loss		(217,735)	(160,829)
Total equity attributable to shareholders		€113,254	€98,022

LIABILITIES
Non-current liabilities
Financial debt	17	18,725	8,373
Lease liability	9	2,562	3,116
Pension liability	26	—	9
Provisions	18	1,000	185
Deferred tax liability	30	19	9
Contract liability	21	472	—
Other liabilities	20	845	—
		€23,623	€11,692
Current liabilities
Financial debt	17	248	364
Lease liability	9	1,118	851
Trade payables	19	9,505	8,108
Current tax liability	30	4,317	1,988
Contract liability	21	117	—
Other liabilities	20	6,224	3,132
		€21,529	€14,443
Total liabilities		€45,152	€26,135
Total equity and liabilities		€158,406	€124,157

The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(in thousands)

		For the year ended December 31
	Notes	2024	2023	2022
Revenue	21	€4,521	€4,348	€3,084
Cost of goods sold	21	(1,552)	(1,656)	(1,150)
Gross profit		€2,969	€2,692	€1,934
Research and Development Expense	23	(34,325)	(26,651)	(15,861)
Selling, General and Administrative Expense	24	(28,461)	(21,687)	(18,855)
Other income/(expense)	25	1,008	544	283
Operating loss for the period		(58,809)	(45,102)	(32,499)
Financial income	28	7,447	4,174	6,763
Financial expense	29	(5,070)	(3,729)	(4,320)
Loss for the period before taxes		(56,432)	(44,657)	(30,056)
Income taxes	30	(2,804)	1,445	(1,169)
Loss for the period		(59,236)	(43,212)	(31,225)

Loss attributable to equity holders		(59,236)	(43,212)	(31,225)

Other comprehensive income/(loss)
Items that may not be subsequently reclassified to profit or loss (net of tax)
Remeasurements of post-employment benefit obligations, net of tax	27	11	81	70
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		766	(120)	(96)
Total other comprehensive income/(loss)		€777	€(39)	€(26)
Total comprehensive loss for the year, net of tax		€(58,459)	€(43,251)	€(31,251)
Loss attributable to equity holders		€(58,459)	€(43,251)	€(31,251)

Basic loss per share (in EUR)	31	€(1.809)	€(1.545)	€(1.209)
Diluted loss per share (in EUR)	31	€(1.809)	€(1.545)	€(1.209)

The accompanying notes are an integral part of these consolidated financial statements

NYXOAH SA

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

		Attributable to owners of the parent
				Share
				based	Other
		Common	Share	payment	comprehensive	Retained
	Notes	shares	premium	reserve	income	loss	Total
Balance at January 1, 2022		€4,427	€228,033	€3,127	€202	€(87,167)	€148,622
Loss for the period		—	—	—	—	(31,225)	(31,225)
Other comprehensive income for the period		—	—	—	(26)	—	(26)
Total comprehensive income/(loss) for the period		—	—	—	€(26)	€(31,225)	€(31,251)
Equity-settled share-based payments
Granted during the period		—	—	2,698	—	—	2,698
Exercised during the period		6	242	(180)	—	180	248
Issuance of shares for cash		7	—	—	—	—	7
Total transactions with owners of the company recognized directly in equity		13	242	2,518	—	180	2,953
Balance at December 31, 2022		€4,440	€228,275	€5,645	€176	€(118,212)	€120,324

		Attributable to owners of the parent
				Share
				based	Other
		Common	Share	payment	comprehensive	Retained
	Notes	shares	premium	reserve	income	loss	Total
Balance at January 1, 2023		€4,440	€228,275	€5,645	€176	€(118,212)	€120,324
Loss for the period		—	—	—	—	(43,212)	(43,212)
Other comprehensive loss for the period		—	—	—	(39)	—	(39)
Total comprehensive loss for the period		—	—	—	€(39)	€(43,212)	€(43,251)
Equity-settled share-based payments
Granted during the period	16	—	—	2,611	—	—	2,611
Exercised during the period	16	2	60	(18)	—	18	62
Expired during the period	16	—	—	(577)	—	577	—
Transaction cost	15	—	(340)	—	—	—	(340)
Issuance of shares for cash	15	484	18,132	—	—	—	18,616
Total transactions with owners of the company recognized directly in equity		486	17,852	2,016	—	595	20,949
Balance at December 31, 2023		€4,926	€246,127	€7,661	€137	€(160,829)	€98,022

		Attributable to owners of the parent
				Share
				based	Other
		Common	Share	payment	comprehensive	Retained
	Notes	shares	premium	reserve	income	loss	Total
Balance at January 1, 2024		€4,926	€246,127	€7,661	€137	€(160,829)	€98,022
Loss for the period		—	—	—	—	(59,236)	(59,236)
Other comprehensive income for the period		—	—	—	777	—	777
Total comprehensive loss for the period		—	—	—	€777	€(59,236)	€(58,459)
Equity-settled share-based payments
Granted during the period	16	—	—	3,969	—	—	3,969
Expired during the period	16	—	—	(1,848)	—	1,848	—
Exercised during the period	16	13	426	(482)	—	482	439
Transaction cost	15	—	(3,730)	—	—	—	(3,730)
Issuance of shares for cash	15	1,491	71,522	—	—	—	73,013
Total transactions with owners of the company recognized directly in equity		1,504	68,218	1,639	—	2,330	73,691
Balance at December 31, 2024		€6,430	€314,345	€9,300	€914	€(217,735)	€113,254

The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

		For the year ended December 31
	Notes	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(56,432)	€(44,657)	€(30,056)
Adjustments for
Finance income	28	(7,447)	(4,174)	(6,763)
Finance expenses	29	5,070	3,729	4,320
Depreciation and impairment of property, plant and equipment and right-of-use assets	7,9	1,752	1,398	1,119
Amortization of intangible assets	8	966	962	813
Share-based payment transaction expense	16	3,968	2,611	2,698
Remeasurement of recoverable cash advances	17	(561)	(324)	(247)
Increase in provisions		817	216	37
Other non-cash items		214	(256)	(356)
Cash used before changes in working capital		€(51,653)	€(40,495)	€(28,435)
Increase in inventory		(1,401)	(2,433)	(536)
(Increase)/decrease in trade and other receivables		(751)	(1,540)	7
Increase in trade and other payables		5,114	479	615
Cash used from changes in operations		(48,691)	(43,989)	(28,349)
Interest received		—	—	3
Income tax paid		(535)	(789)	(410)
Net cash used in operating activities		(49,226)	(44,778)	(28,756)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(1,165)	(2,500)	(886)
Capitalization of intangible assets	8	(4,907)	(8,462)	(15,463)
Disposal of PPE		7	—	—
Purchase of financial assets - current		(97,831)	(80,018)	(102,620)
Proceeds from sale of financial assets - current		85,312	120,681	28,913
Interest income on financial assets		2,259	2,310	110
Net cash generated from / (used in) investing activities		€(16,325)	€32,011	€(89,946)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(1,208)	(757)	(772)
Repayment of other loan	17	(63)	(83)	(83)
Interest paid		(496)	(192)	(130)
Repayment of recoverable cash advance	17	(254)	(396)	(216)
Proceeds from other loans		10,000	—	—
Proceeds from issuance of shares, net of transaction costs	15	69,722	18,337	255
Other financial costs		(262)	(51)	(37)
Net cash generated from / (used in) financing activities		77,439	16,858	(983)
Movement in cash and cash equivalents		€11,888	€4,091	€(119,685)
Effect of exchange rates on cash and cash equivalents		688	(369)	2,064
Cash and cash equivalents at January 1	13	€21,610	€17,888	€135,509
Cash and cash equivalents at December 31	13	34,186	21,610	17,888

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

These consolidated financial statements have been authorized for issue on March 20, 2025 by the Board of Directors of the Company.

2.Material accounting policies

2.1.Basis of Preparation and Going Concern

Basis of Preparation

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union.

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in thousands of Euros (€) and all values are rounded to the nearest thousand, except when otherwise indicated (e.g. € million).

In order to be consistent with the current period’s presentation, an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued expenses of € 1.9 million have been reclassified from Other liabilities to Trade payables since these balances are similar in nature to Invoices to be received that are already presented as Trade payables. We refer to note 19 and 20.

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

The Company confirms that despite the conflict between Israel and countries in the region, operations are continuing notably regarding R&D and production with no major impact and the assets are currently safeguarded. The Company is not suffering impact of this conflict.

2.2.New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2024

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2024, but do not have an impact on the consolidated financial statements of the Company:

-

Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (applicable for annual periods beginning on or after January 1, 2024)

Standards and interpretations published, but not yet applicable for the annual period beginning on 1 January 2024

-	IFRS 18 Presentation and Disclosure in Financial Statements (applicable for annual periods beginning on or after 1 January 2027, but not yet endorsed in the EU)
-	Amendments to IAS 21 The Effect of Changes in Foreign Exchange Rates: Lack of Exchangeability (applicable for annual periods beginning on or after 1 January 2025
-	Amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments (applicable for annual periods beginning on or after 1 January 2026, but not yet endorsed in the EU)
-	Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-Dependent Electricity (applicable for annual periods beginning on or after 1 January 2026, but not yet endorsed in the EU)
-	Annual Improvements – Volume 11 (applicable for annual periods beginning on or after 1 January 2026, but not yet endorsed in the EU)

The Group is in the process of the assessment of the potential impact on its financial statements resulting from the application of the above mentioned IFRS standards issued, but not yet effective.

2.3.Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2024, 2023 and 2022.

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

Transactions in foreign currencies are recorded at their respective foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the closing date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous periods, are recognized in the consolidated income statement in the line item “financial expense” or “financial income”. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the date of the initial transactions.

On consolidation, the assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date and the income statement per quarter is translated at the average rate of the respective quarter. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the income statement.

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

2.7.Impairment of Intangible Assets and Property, Plant and Equipment

At each reporting date, the Company assesses whether there is an indication that property, plant and equipment and intangible assets with a definite useful life may be impaired. If an indication of impairment exists, or at least annually when impairment test is required in case of intangible assets with an indefinite useful life or intangible assets not yet ready for use, the Company estimates the asset’s recoverable amount. The recoverable amount of an asset is the higher of the assets or cash-generating units (CGU) fair value less costs to sell and its value in use.

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

2.8.Financial Assets

Financial assets mainly include trade receivables, other receivables (which gives a contractual right to receive cash or another financial asset from another entity), term accounts with an initial maturity longer than 3 months but less than 12 months and cash and cash equivalents, and are measured at amortized cost using the effective interest method, less impairment allowance. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

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

Liabilities at amortized cost

Those financial liabilities, except for the derivative liabilities, are measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included as financial cost in the consolidated income statement. When the estimated contractual cash flows are changed, the entity recalculates the gross carrying amount of the financial liability as the present value of the changed cash flows discounted at the original effective interest rate. The difference between the recalculated carrying amount and the initial carrying amount is included in other operating income & expense in the consolidated income statement.

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

The Company has entered in a finance agreement with the European Investment Bank (“EIB”). This agreement is a hybrid financial instrument consisting out of a host financial loan and 3 embedded derivatives (i.e. prepayment option, partial settlement option and synthetic warrants). The prepayment option derivative held by the Company, the Synthetic Warrants issued in favor of EIB as well as the partial settlement option to settled in Warrants instead of in cash are considered to be embedded derivatives not closely related to the host financial instrument and are accounted for separately from the host contract. The Synthetic Warrants as well as the partial settlement option derivatives are however considered to be closely related to each other and are considered as one embedded derivative to be valued hereafter named Synthetic Warrants jointly. The prepayment option is accounted for at fair value through profit and loss. The fair value is determined by management using valuation techniques which are dependent on inputs such as credit ratings, probability of (a change in) the credit rating and discount rates. Synthetic Warrants are valued on basis of a binomial tree model and accounted for at fair value through profit and loss. The fair value of the Synthetic Warrants, which are not traded in an active market, is determined by management using valuation techniques which are dependent on inputs such as share prices, share volume, discount rates and foreign currency exchange rates. The effective interest rate method considers the transaction cost of the loan as well as the initial fair value of the non-closely related embedded derivatives that are separated from the host financial instrument.

2.10.    Inventory

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

2.11.   Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term deposits with a maturity of or less than 3 months, and which are subject to an insignificant risk of changes in value.

2.12.   Income Taxes

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

Deferred Income Tax

A deferred tax effect is booked on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at reporting date.

A deferred tax liability shall be recognised for all taxable temporary differences, except to the extent that the deferred tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which (i) is not a business combination; (ii) at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and (iii) at the time of the transaction, does not give rise to equal taxable and deductible temporary differences.

A deferred tax asset shall be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination; at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. A deferred tax asset shall be recognised for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised.

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

2.13.   Employee Benefits

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

2.14.   Share-Based Compensation

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

The costs of equity-settled transactions are recognized in employee benefit expense. The total amount to be expensed over the vesting period, if any, with a corresponding increase in the « share-based payment reserve » within equity, is determined by reference to the fair value of the stock options or warrants granted, excluding the impact of any non-market vesting conditions. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the entity’s best estimate of the number of equity instruments that will ultimately vest. At each closing date, the entity revises its estimates of the number of stock options that are expected to become exercisable. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

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

2.15.   Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated life and the lease term. Right-of-use assets are subject to impairment, but no impairment has been identified in fiscal year 2022, 2023 and 2024.

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

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery, equipment and buildings (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment and bicycles that are considered of low value (i.e., below €5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. See note 32.2.

2.16.   Revenue

The Company generates revenue from the sale of its Genio® system, which is commercialized primarily in Europe through direct sales to hospitals and via distributors in regions where the Company does not have a direct commercial presence. Revenue is recognized based on the satisfaction of performance obligations identified in customer contracts.

Identification of Performance Obligations and revenue recognition

Performance obligations are satisfied when control of the Genio® system is transferred to the customer, either upon shipment or delivery, depending on contractual terms. Historically, the Genio® system, delivered as a bundled kit, was treated as a single performance obligation, recognized at a point in time. However, due to evolving commercial arrangements, the Company has identified a separate performance obligation related to the delivery of additional Disposable Patches (DPs) beyond the initial shipment. Accordingly, the transaction price is allocated between the initial components and the subsequent DP deliveries based on their relative standalone selling prices. To establish the relative standalone selling price of the subsequent DP deliveries, the Company used the perceived commercial value of the full selling price. A contract liability is recognized for the payment received from a customer which is attributed to the additional replenishment of disposable patches. Contract liabilities are recognized as revenue when control of the patches is transferred to the customer or patient quarterly following the patient implants.

Variable consideration including volume rebates

Revenue is adjusted for variable consideration, including volume-based rebates and other factors influencing the transaction price. In certain cases, customers may qualify for a volume discount, whereby a free Genio® system is granted upon meeting or exceeding a specified purchase volume over a 12-month period. The Company allocates a portion of the transaction price to the free Genio® system based on its relative standalone selling price, unless it is highly probable that the purchase volume threshold will not be met.

In accordance with IFRS 15, the Company includes variable consideration in the transaction price only to the extent that it is highly probable that a significant revenue reversal will not occur once uncertainty related to that consideration is resolved.

The Company provides customers with a limited right of return for products in case of non-conformity or performance issues. Given the historically immaterial volume of returns, no revenue reduction has been recorded related to variable considerations for returns.

Warranty obligations

The Company provides a three-year assurance-type warranty on the Genio® system for defects that existed at the time of sale. These warranties are accounted for as provisions under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. These warranties does not give rise to a separate performance obligations as they do not represent a distinct service-type warranty. The impact of these warranty obligations is immaterial.

2.17.   Provisions

A provision is recognized when the Company has a present obligation (legal or constructive) as a result of past events, when it is probable that an outflow of economic benefits will be required to settle the obligation, and when a reliable estimate of the amount can be made.

The Company has a constructive obligation arising from its business practices related to the replenishment of certain consumable components. While no contractual obligation exists, new business practices have created a valid expectation among customers that these components will continue to be supplied past the agreed contractual terms. As a result, a provision has been recognized to reflect the estimated future costs associated with fulfilling this obligation until reimbursement mechanisms are formalized. The cost is included in selling, general and administrative expenses in the consolidated income statement.

The provision is measured based on management’s best estimate of the expected costs required to settle the obligation, considering available historical data and anticipated future developments. The Company will reassess the provision at each reporting date to reflect changes in expected usage, cost assumptions, and regulatory developments.

2.18.   Recoverable cash advances and other government grants

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

●	If the Company decides not to use the results of the research phase, it has to notify the Region and transfer to the Region the rights associated with the research phase. Accordingly, the advances received are not to be reimbursed.
●	If the Company decides to use the results of the research phase, it will enter into the exploitation phase. In such a situation, the advances received become refundable through a fixed repayment part (30%) and a variable repayment scheme (0.224%-0.45%). The fixed part is repayable unconditionally in accordance with a reimbursement plan. The variable part is dependent on the success of the project, i.e. based on a percentage on sales generated by the product that has benefited from the research.
●	Reimbursements (fixed and variable) to be made by the Company (interest included) may represent up to 2 times the amount of cash advance received, depending on the level and the timing of the sales.

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

Subsequently, at each closing date, the financial liability is measured at amortized cost. When the estimated contractual cash flows are changed, the entity recalculates the gross carrying amount of the financial liability as the present value of the adjusted cash flows discounted at the original effective interest rate. The difference between the recalculated carrying amount and the initial carrying amount is included in the caption “other operating income/expenses” in the consolidated income statement and in the financial expenses for the impact of the discounting. When changing the estimated contractual cash flows, the Company reviews if there are indicators, either positive or negative, influencing the estimation of the timing and level of the future sales of the products benefiting from the support of the Walloon Region.

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

2.19.   Segment Reporting

Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.

2.20.   Significant events and transactions of the reporting period

On May 28, 2024, the Company issued 5,374,755 new shares for an aggregate capital increase of €45.9 million (including share premium) in the framework of an underwritten public offering in the United States, which included shares sold in a private offering to certain qualified or institutional investors outside the United States. 1,996,187 shares were subscribed to in euro at a share price of €8.54 per share. 3.378.568 shares were subscribed to in US dollars, at a share price of U.S. $9.25 per share.

On June 3, 2024, the Company issued 300,000 new shares for an aggregate capital increase of €2.6 million (including share premium) as a result of the exercise by the underwriters of the May 28, 2024 capital increase to exercise their option to purchase additional shares (“greenshoe”). All 300,000 shares were subscribed to in US dollars U.S.$9.25 per share.

The proceeds of the May 28 and June 3, 2024 capital increases will be used for general corporate purposes.

On July 3, 2024 the Company has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”). The agreement is backed by the European Commission’s InvestEU program. The Company plans to use the funding for research and development, and for scaling-up its manufacturing capacity to meet demand in Europe and the U.S. The €37.5 million facility is divided into three tranches: €10 million for the first tranche (“Tranche A”), €13.75 million for the second tranche (“Tranche B”) and €13.75 million for the third tranche (“Tranche C”). Disbursement under the various tranches is subject to certain conditions. Tranche A carries an annual 5% cash and 5% capitalized interest rate, and features a five-year bullet repayment schedule. The various tranches do not contain revenue or liquidity covenants. The first tranche A for an amount of €10 million, was disbursed on July 26, 2024

On October 9, 2024, the Company issued 3,000,000 new shares for an aggregate capital increase of €24.6 million (including share premium). The Company raised $27.0 million in gross proceeds pursuant to the Company’s $50 million at-the-market (“ATM”) program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The proceeds reinforce the US focus of Nyxoah and are strengthening the financial position in view of the launch of Genio® in the United States.

3.Capital Management

The Company’s objectives when managing capital are to maintain sufficient liquidity to meet its working capital requirements and fund capital investment in order to safeguard its ability to continue operating as a going concern. The capital structure of the Company consists of equity attributable to the shareholders, such as share capital, share premium, reserves and retained loss, and of borrowings. The capital of Nyxoah SA amounts to €6.4 million at December 31, 2024 (2023: €4.9 million). Total cash and cash equivalents amount to €34.2 million at December 31, 2024 (2023: €21.6 million). Term account amounts to €51.4 million at December 31, 2024 (2023: €36.1 million). The current cash situation and the anticipated cash generation are the most important parameters in assessing the capital structure. The Company’s policy is to maintain a strong capital base in order to maintain investor confidence in its capacity to support the future development of its operations.

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

4.1. Credit Risk

The credit risk arises mainly from trade receivables, cash and cash equivalents and deposits with banks and financial institutions. The Company’s trade receivables primarily consist of amounts due from reputable hospitals and medical institutions across the different regions in which they are selling. These institutions are well - established within the healthcare industry, presenting a low credit risk profile. The Company maintains stringent credit assessment procedures and closely monitors receivables to ensure timely collections. Historically, the Company has experienced no default rates, further underscoring the low risk associated with this customer base. Given the financial stability and strong reputations of these counterparties, the expected credit losses are assessed to be immaterial, and accordingly, no provision has been made as of the reporting date.

Furthermore, the Company is not exposed to any material credit risk from other receivables. Other receivables are mainly the tax incentives in Australia and Belgium and there is limited risk associated to these receivables.

4.2.Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s activities may expose it to changes in foreign currency exchange rates and interest rates. The Company is not exposed to any equity price risk or commodity price risk as it does not invest in these classes of investments.

4.2.1.Foreign Exchange Risk

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency swaps. The Company currently does not hedge its operational foreign exchange (FX) risk, as it is partly covered by expected future cash outflows. These outflows in USD, NIS, and AUD are forecasted or budgeted for marketing, clinical trials, and related expenses. Additionally, the Company does not hedge the risk on outstanding balances in currencies other than its functional currency.

Additionally, earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the functional currency of the Company’s subsidiaries at the rate of exchange at each closing date, the impact of which is reported as a foreign exchange gain or loss in the consolidated statements of comprehensive income.

	2024 rates		2023 rates		2022 rates
Currency	Closing	Average	Closing	Average	Closing	Average
NIS	3.78850	4.00670	3.97763	3.98960	3.78240	3.53440
AUD	1.67720	1.63971	1.62033	1.63002	1.57630	1.51430
USD	1.03890	1.08238	1.10377	1.08242	1.07270	1.05170

Based on the Company’s foreign currency exposures at the level of the consolidated income statement, varying the above foreign exchange rates to reflect positive and negative changes of 5 % of the NIS, AUD and USD would have the following impact:

(in EUR 000)		Effect on loss (before tax)			Effect on pretax equity
Change in foreign exchange rate		NIS	USD	AUD	NIS	USD	AUD
2024	5%	(32)	(79)	(20)	(191)	(156)	(431)
	-5%	35	87	22	211	173	477
2023	5%	(27)	—	(33)	(130)	(54)	(319)
	-5%	30	—	36	143	59	352
2022	5%	(20)	(54)	(73)	(108)	(59)	(292)
	-5%	23	60	80	120	65	322

4.2.2.Interest rate risk

Interest rate risk is the risk that the fair value or future cashflows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is remote as both the EIB Finance Agreement and the term deposits and US Treasury bills have fixed interest rates.

4.3.Liquidity Risk

The Company’s main sources of cash inflows are obtained through capital increases, recoverable cash advances and grants and the EIB finance agreement. Cash is invested in low risk investments such as short-term bank deposits or savings accounts. The Company mainly makes use of liquid investment in current accounts (in Euro) or short-term deposit accounts.

The ability of the Company to maintain adequate cash reserves to support its activities in the medium term is highly dependent on the Company’s ability to raise additional funds through the EIB Finance Agreement, additional capital increases or other new borrowings. As a consequence, the Company is exposed to significant liquidity risk in the medium term.

On July 3, 2024 the Company has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”). The €37.5 million facility is divided into three tranches: €10 million for the first tranche (“Tranche A”), €13.75 million for the second tranche (“Tranche B”) and €13.75 million for the third tranche (“Tranche C”). Disbursement under the various tranches is subject to certain conditions. Tranche A carries an annual 5% cash and 5% capitalized interest rate, and features a five-year bullet repayment schedule. The various tranches do not contain revenue or liquidity covenants. The first tranche A for an amount of €10 million, was disbursed on July 26, 2024.

Please refer to note 5.1 on going concern consideration.

Contractual undiscounted maturities of financial liabilities at December 31, are as follows:

	As at December 31
	2024			2023
	Lease	Financial	Trade &	Lease	Financial	Trade &
(in EUR 000)	Liability	Debt	Other Liabilities	Liability	Debt	Other Liabilities
Less than 1 year	1,235	801	15,392	990	378	11,240
1 - 5 years	2,221	21,080	963	2,729	8,488	—
5+ years	620	7,042	—	748	4,608	—
Total	4,076	28,923	16,355	4,467	13,474	11,240

Balances due within 12 months equal their carrying balances, because the impact of discounting is not significant.

4.4.Fair Value

The carrying amount of cash and cash equivalents, trade receivables, other receivables, financial assets and other current assets approximate their value due to their short-term character.

The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The fair value of non-current liabilities (financial debt and other non-current liabilities), excluding the derivative financial liabilities, is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3. Please refer to note 2.9 for information on the valuation of non-current liabilities. The sensitivity on the fair value measurements of the recoverable cash advances are further detailed in note 17.1.

The derivative financial liabilities and assets which consists of foreign currency swaps are measured at fair value through profit and loss. Fair value is determined by the financial institution and is based on foreign currency swap rates and the maturity of the instrument.

The synthetic warrants are measured at fair value through profit and loss. The fair value is determined using a binomial tree with 240 monthly periods (20 years) and the following key unobservable input:

●	Volatility of 60.625%, estimated based on the median of the annualized 90-day standard deviation of daily volatility of Nasdaq stock prices over the period from January 2022 to December 2024.

A 5% increase in volatility would result in an increase in fair value by €73,000, while a 5% decrease in volatility would result in a decrease in fair value by €85,000.

The prepayment option is measured at fair value through profit and loss.

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period, except for the synthetic warrants and prepayment option. There were no transfers between level 1 and level 2 fair value measurements during the period and no transfers into or out of level 3 fair value measurements, except for the initial recognition and subsequent measurement of the synthetic warrants and prepayment option in level 3.

	Carrying value		Fair value
	As at December 31		As at December 31
(in EUR 000)	2024	2023	2024	2023
Financial Assets
Other long-term receivables (level 3)	395	167	395	167
Prepayment option (level 3)	112	—	112	—
Trade and other receivables (level 3)	4,293	3,246	4,293	3,246
Foreign currency swaps (level 2)	—	343	—	343
Other current assets (level 3)	739	661	739	661
Cash and cash equivalents (level 1)	34,186	21,610	34,186	21,610
Financial Assets (level 2)	51,369	36,138	51,369	36,138

Financial liabilities
Financial liabilities (level 3)	—	63	—	60
Loan facility agreement (level 3)	6,898	—	7,151	—
Synthetic warrants (level 3)	3,204	—	3,204	—
Foreign currency swaps (level 2)	353	90	353	90
Recoverable cash advances (level 3)	8,871	8,674	8,871	8,674
Trade and other liabilities (level 1 and 3)	15,193	10,234	15,193	10,234

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

5.1.Critical Judgments

Going Concern

As at December 31, 2024, the Company’s statement of financial position includes an accumulated loss of €217.7 million and total assets of €158.4 million. Current assets as of December 31, 2024, total €98.1 million, comprising €34.2 million in available cash and cash equivalents, and €51.4 million in marketable securities, primarily derived from previous public offerings. Based on cash flow forecasts for the upcoming years, which include significant expenses and cash outflows in relation to -among others- the ongoing clinical trials, the continuation of research and development projects, and the scaling-up of the Company’s manufacturing facilities, in support of the Company’s commercial launch of its Genio product in the United States, the Company believes that this cash position will be sufficient to meet the Company’s capital requirements and fund its operations for at least 12 months as from the date of this Consolidated Financial Statements. In view of the above, and notwithstanding a loss brought forward of €217.7 million as of December 31, 2024, the Board of Directors has decided, after due consideration including risks associated with potential delays in FDA approval or slower than expected US commercial success, that the application of the valuation rules in the assumption of a “going concern” is justified.

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

When measuring the tax liability for uncertain tax positions, the Company need to assess the likelihood that the tax position will be challenged and determine the most likely amount (or expected value amount) that may have to be paid when the tax position is not accepted, considering any penalties and late interest payable.

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

At each closing date, the financial liability is measured at amortized cost. When the contractual cash flows estimated by management are changed, the entity recalculates the gross carrying amount of the financial liability as the present value of the modified cash flows discounted at the original effective interest rate. The fixed part to be reimbursed has been discounted with a discount rate of 5.0% and the variable part (based on sales forecasts) with a discount rate of 12.5%. Refer also to note 17.1 When changing the estimated contractual cash flows, the Company reviews if there are indicators, either positive or negative, influencing the estimation of the timing and level of the future sales of the products benefiting from the support of the Walloon Region

Development Expenses capitalized and related impairment testing

The Company capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model.

At December 31, 2019, for the first time the Company capitalized amount of development costs for the first generation of the Genio® System. This amount includes costs related to the development of the Genio® System which received CE Mark approval in March 2019 and related improvements. Therefore, the Company is of the opinion that, from March 2019, development expenditures do meet capitalization criteria. The Company uses an estimate for certain research and development expenses related to the Genio® System and related improvements to determine the amount to be capitalized or recorded as an expense. Accordingly, the costs incurred for the first generation of the Genio® System have been recognized as development assets for a total amount of €11.4 million. No additional costs have been capitalized since July 2020. In addition, the Company started capitalizing the development costs for the improved second generation of the Genio® System and additional clinical studies as from July 2020. The total capitalized cost for the improved second generation and the additional clinical studies amounts to €42.0 million as of December 31, 2024 (2023: €37.3 million). See note 8.

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

Finance agreement with the European Investment Bank (“EIB”)

The Company has entered in a finance agreement with the European Investment Bank (“EIB”). This agreement is a hybrid financial instrument consisting out of a host financial loan and 3 embedded derivatives (i.e. prepayment option, partial settlement option and synthetic warrants). The Synthetic Warrants as well as the partial settlement option derivatives are however considered to be closely related to each other and are considered as one embedded derivative to be valued hereafter named Synthetic Warrants jointly.

The prepayment option is accounted for at fair value through profit and loss. The fair value is determined by management using valuation techniques which are dependent on inputs such as credit ratings, probability of (a change in) the credit rating and discount rates.

Synthetic Warrants are valued on basis of a binomial tree model and accounted for at fair value through profit and loss. The fair value of the Synthetic Warrants, which are not traded in an active market, is determined by management using valuation techniques which are dependent on inputs such as share prices, share volume, discount rates and foreign currency exchange rates. The effective interest rate method considers the transaction cost of the loan as well as the initial fair value of the non-closely related embedded derivatives that are separated from the host financial instrument.

Provision for constructive obligations

The recognition of provisions under IAS 37 requires management to make significant judgments regarding the existence and measurement of constructive obligations. The Company has a constructive obligation related to the ongoing replenishment of certain consumable components, based on business practices and customer expectations. The provision is estimated based on expected future costs, historical usage of disposable patched, and anticipated reimbursement timelines. Given the evolving commercial and regulatory landscape, the estimate is subject to periodic reassessment and may be adjusted as new information becomes available.

6.Subsidiaries

For all years ended as at December 31, 2024, 2023 and 2022 respectively, the Company owns 100% of the shares of Nyxoah Ltd, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.

The Company also owns 100% of the shares of Nyxoah Pty Ltd, an Australian company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.

The Company also owns 100% of the shares of Nyxoah Inc, an American company located in Delaware that was incorporated in May 2020 and has a share capital of USD 1.

The Company also owns 100% of the shares of Nyxoah GmbH, a German company located in Eschborn that was acquired in July 2023 and has a share capital of € 25,000.

7.Property, Plant and Equipment

	Furniture and
	office	Leasehold	Laboratory	Assets under
(in EUR 000)	equipment	improvements	equipment	construction	Total
Cost
Opening Gross value January 1, 2023	1,080	704	1,250	718	3,752
Additions	127	55	141	2,055	2,378
Transfers	—	578	140	(718)	—
Other	—	—	(7)	—	(7)
Exchange differences	(25)	(23)	(23)	—	(71)
Cost at December 31, 2023	1,182	1,314	1,501	2,055	6,052
Additions	142	11	314	692	1,159
Disposals	—	—	(28)	—	(28)
Transfers	—	488	—	(488)	—
Other	—	—	93	—	93
Exchange differences	32	23	22	—	77
Cost at December 31, 2024	1,356	1,836	1,902	2,259	7,353
Depreciation
Opening accumulated depreciation January 1, 2023	(677)	(302)	(313)	—	(1,292)
Depreciation charge	(160)	(145)	(297)	—	(602)
Exchange differences	17	8	5	—	30
Depreciation at December 31, 2023	(820)	(439)	(605)	—	(1,864)
Depreciation charge	(164)	(219)	(327)	—	(710)
Disposals	—	—	21	—	21
Exchange differences	(23)	(13)	(11)	—	(47)
Depreciation at December 31, 2024	(1,007)	(671)	(922)	—	(2,600)
Net book value at December 31, 2023	362	875	896	2,055	4,188
Net book value at December 31, 2024	349	1,165	980	2,259	4,753

In 2024, acquisitions were mainly related to the US production line under construction for an amount of €0.7 million (2023: €2.1 million), laboratory equipment for an amount of €314,000 (2023: €141,000) and furniture and office equipment for an amount of €142,000 (2023: €127,000). The total amount of purchases of property, plant and equipment in the consolidated statements of cash flow is higher than the additions due to the tax incentive relating to investments of 2024 amounting to €6,000 (2023: €122,000).

There has been a transfer from assets under construction for an amount of €488,000 to leasehold improvement (2023: €0.6 million).

The line Other in 2024 includes a correction of the tax incentive in Belgium on the investments of 2023 for an amount of €93,000. The line Other in 2023 relates to tax incentives in Belgium on the investments of 2022. We refer to note 10 for more details.

The depreciation charge amounts to €0.7 million in 2024 and to €0.6 million in 2023.

8.Intangible assets

	Development	Patents and
(in EUR 000)	cost	licenses	Total
Cost
Opening value at January 1, 2023	41,073	591	41,664
Additions	8,085	—	8,085
Other	(487)	—	(487)
Cost at December 31, 2023	48,671	591	49,262
Additions	4,739	—	4,739
Cost at December 31, 2024	53,410	591	54,001
Amortization
Opening amortization at January 1, 2023	(1,608)	(84)	(1,692)
Amortization	(920)	(42)	(962)
Amortization at December 31, 2023	(2,528)	(126)	(2,654)
Amortization	(924)	(42)	(966)
Amortization at December 31, 2024	(3,452)	(168)	(3,620)
Net book value at December 31, 2023	46,143	465	46,608
Net book value at December 31, 2024	49,958	423	50,381

There is only one development project: The Genio® system. The Company started amortizing the first-generation Genio® system in 2021. The costs incurred for the first generation of the Genio® System have been recognized as development assets for a total amount of €11.4 million. No additional costs have been capitalized since July 2020. The amortization amounted to €1.0 million for 2024 (2023: €1.0 million) and is included in Research and development expenses. The remaining amortization period of this development asset is 10 years.

The Company continues to incur in 2024 development expenses with regard to the improved second-generation Genio® system and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio® System in certain countries. The total capitalized development expenses amounted to €4.7 million and €8.1 million for 2024 and 2023, respectively. The total amount of capitalization of intangible assets in the consolidated statements of cash flow is higher than the additions due to the tax incentive relating to investments of 2024 amounting to €168,000. The total capitalized cost for the improved second generation and the additional clinical studies amounts to €42.0 million as of December 31, 2024 (2023: €37.3 million). The development of the second-generation Genio® system and clinical trials is expected to be finalized in 2025.

The line Other in 2023 relates to tax incentives in Belgium on the investments of 2022. We refer to note 10 for more details.

In accordance with the accounting principle, the intangible assets are tested annually for impairment during the development period. The Genio® system is currently a unique product line developed by the Company and the Company determined that it has two cash generating units, Genio® system in Europe and Genio® system in the United States, for which a value in use analysis has been performed. Based on the current operating budget as approved by the Board of Directors, the Company’s management prepared cash flow forecasts, which covers a 4-year period and an appropriate extrapolation of cash flows beyond 2028.

Growth rates over the forecast period are based on past performance and management’s expectations of market development. Growth rates used to extrapolate cash flows beyond the budget period are consistent with forecasts included in industry reports.

Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest - bearing borrowings the Company is obliged to service. Segment - specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre - tax discount rate. The discount rates over the expected term that the assets will generate economic benefits are:

	Europe	US
Discount rate	9.7%	10.5%

A sensitivity analysis has been performed concluding that a reasonable change in the WACC and/or forecasted growth rate would not lead to an impairment. The carrying amount of these intangibles assets are recoverable.

9.Right of use assets and lease liabilities

The Company has lease contracts for buildings and vehicles used in its operations. Leases of building have lease terms between one and eighteen years, while motor vehicles generally have lease terms between three and five years. Future cash outflows (potentially exposed and not reflected in the measurement of lease liabilities) arising from extension options amount to €329,000. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Company is restricted from assigning and subleasing the leased assets and some contracts require the Company to maintain certain financial ratios. The Company also has certain leases of office equipment and bicycles with low value and machinery, equipment and buildings for a short term. The Company applies the “short-term lease” and “lease of low-value assets” recognition exemptions for these leases. We refer to note 32.2 for the impact on income statement for these “short-term leases” and “leases of low-value assets”.

The carrying amounts of right-of-use assets recognized and the movements during the period is as follows:

		Motor
(in EUR 000)	Building	vehicles	Total
Cost
Opening value at January 1, 2023	3,624	1,009	4,633
Additions	—	396	396
Disposal	—	(34)	(34)
Lease modification	1,093	12	1,105
Exchange difference	(113)	—	(113)
Cost at December 31, 2023	4,604	1,383	5,987
Additions	326	332	658
Disposal	—	(173)	(173)
Lease modification	(11)	(17)	(28)
Exchange difference	139	2	141
Cost at December 31, 2024	5,058	1,527	6,585
Depreciation
Opening accumulated depreciation at January 1, 2023	(1,163)	(311)	(1,474)
Depreciation charge	(535)	(261)	(796)
Disposal	—	34	34
Exchange difference	37	—	37
Depreciation at December 31, 2023	(1,661)	(538)	(2,199)
Depreciation charge	(674)	(368)	(1,042)
Disposal	—	173	173
Lease modification	22	36	58
Exchange difference	(79)	—	(79)
Depreciation at December 31, 2024	(2,392)	(697)	(3,089)
Net book value at December 31, 2023	2,943	845	3,788
Net book value at December 31, 2024	2,666	830	3,496

In 2024, the Company did enter into new lease agreements for €0.7 million compared to €396,000 in 2023. The lease modification amounted to a decrease of €28,000 (2023: a rise of €1.1 million, which mainly related to the extension of the contract of buildings in Belgium and Israel). The repayments of lease liabilities amounted to €1.2 million (2023: €0.9 million). The depreciations on the right of use assets amounted to €1.0 million and €0.8 million for 2024 and 2023, respectively.

For the year ended December 31, 2024, the Company recognized had no gain or loss on disposal (2023: no gain or loss on disposal).

The maturity analysis of lease liabilities is disclosed in note 4.3.

(in EUR 000)	2024	2023
Lease debt at January 1	3,967	3,305
New lease debts	658	396
Rent expense paid	(1,208)	(886)
Accretion of interest	157	129
Lease modification	30	1,105
Exchange differences	76	(82)
Lease debt at December 31	3,680	3,967

	As at December 31
(in EUR 000)	2024	2023
Non-current lease liabilities	2,562	3,116
Current lease liabilities	1,118	851
Total	3,680	3,967

10. Other long-term receivables

	As at December 31
(in EUR 000)	2024	2023
R&D tax incentive	1,110	999
Prepayment option	112	—
Cash guarantees	395	167
Total other long term receivables	1,617	1,166

The other long-term receivables consist of cash guarantees for an amount of €395,000 (2023: €167,000), a prepayment option valued at €112,000 and an R&D tax incentive in Belgium for an amount of €1.1 million (2023: €1.0 million) related to certain development activities and clinical trials. The Company recognizes the research and development incentive as a long-term receivable and as a deduction from the carrying amount of the (in)tangible asset.

For further details regarding the prepayment option, refer to note 17.2.

The R&D tax incentive recorded as at December 31, 2024 pertains to investments made in 2022, 2023 and 2024 in both tangible and intangible assets. These incentives are expected to be received 5 years after the investments are made. However, following the Law of May 12, 2024 (Belgian Gazette May 29, 2024), the Belgian R&D tax credit regime has been amended. As of 2024, the R&D tax incentive will be refunded after 4 years instead of 5 years. The long-term receivable as at December 31, 2024, also includes an adjustment of the R&D tax incentive for investments made in 2023. For further details, refer to note 25.

11.Inventory

	As at December 31
(in EUR 000)	2024	2023
Raw materials	1,080	1,329
Work in progress	2,546	1,530
Finished goods	1,090	456
Total Inventory	4,716	3,315

The increase in inventory is due to increasing activities to prepare for the commercialization in US and further scale-up of the commercialization in EU in 2025.

12.Trade and Other receivables

	As at December 31
(in EUR 000)	2024	2023
Trade receivables	3,382	2,758
R&D incentive receivable (Australia)	155	723
VAT receivable	741	850
Current tax receivable	967	808
Foreign currency swaps	—	343
Other	911	488
Total trade and other receivables	6,156	5,970

The slight increase of €186,000  in trade and other receivables as at December 31, 2024 is mainly the result of an increase in trade receivables of €0.6 million, as a result of an increase in revenue by the Company, an increase in Other of €423,000, a decrease in R&D incentive receivables by €0.6 million and a decrease in foreign currency swaps of €343,000.

The Company can include unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from products delivered to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As at December 31, 2024 and December 31, 2023, there were no unbilled receivables included in the trade receivables.

R&D incentive receivables relates to incentives received in Australia as support to the clinical trials and the development of the Genio® system. The decrease in R&D incentive receivables is due to a refund received from ATO.

The current tax receivable relates to excess payment of corporate income tax in Belgium.

We refer to note 20.1 for more details on the foreign currency swaps.

13.Cash and cash equivalents

	As at December 31
(in EUR 000)	2024	2023
Short term deposit	28,220	9,158
Current accounts	5,966	12,452
Total cash and cash equivalents	34,186	21,610

Cash and cash equivalents increased to €34.2 million as at December 31, 2024, compared to €21.6 million as at December 31, 2023 with an increase of short term deposits by €19.1 million which is partially offset by a decrease of current accounts by €6.5 million. The short term deposits relate to term accounts with an initial maturity of 3 months or less, measured at amortized costs.

14.Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs.

As at December 31, 2024 the current financial assets consists of US$47.4 million (€45.6 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €5.8 million. The total amount of term deposits as at December 31, 2024, amounts to €51.4 million.

In 2024, the Company entered into USD term deposits and US Treasury bills for a total amount of US$ 77.4 million (€71.6 million) and €26.3 million. During the period ended as at, December 31, 2024, US$64.4 million (€59.8 million) and €25.5 million reached maturity and is subsequently held as cash.

As at December 31, 2023 the current financial assets consists of US$34.4 million (€31.1 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €5.0 million. The total amount of term deposits as at December 31, 2023, amounts to €36.1 million.

In 2023, the Company entered into USD term deposits and US Treasury bills for a total amount of US$75.1 million (€69.0 million) and €11.0 million. During the period ended as at, December 31, 2023, US$70.8 million (€65.7 million) and €55.0 million reached maturity and is subsequently held as cash.

15.Share Capital, Share Premium, Reserves

15.1.   Share capital and share premium

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

As of December 31, 2024, the share capital of the Company amounts to €6.4 million represented by 37,427,265 shares, and the share premium amounts to €332.6 million (before deduction of the transaction costs).

Evolution of the share capital and share premium ended December 31, 2024 and 2023:

	Common	Total of	Par value	Share capital	Share premium
(Number of shares except otherwise stated)	shares	shares	(in EUR)	(in EUR 000)	(in EUR 000)
January 1, 2023	25,846,279	25,846,279	0.17	4,440	242,440
March 29, 2023 - Capital increase in cash	393,162	393,162	0.17	68	2,481
March 30, 2023 - Capital increase in cash	2,047,544	2,047,544	0.17	351	12,999
April 17, 2023 - Capital increase in cash	375,000	375,000	0.17	65	2,651
July 14, 2023 - Exercise warrants	2,000	2,000	0.17	—	10
August 29, 2023 - Exercise warrants	10,000	10,000	0.17	2	50
December 31, 2023	28,673,985	28,673,985	0.17	4,926	260,631
March 6, 2024 - Exercise warrants	8,650	8,650	0.17	1	61
April 17, 2024 - Exercise warrants	3,000	3,000	0.17	1	16
May 28, 2024 - Capital increase in cash	5,374,755	5,374,755	0.17	923	44,946
June 3, 2024 - Capital increase in cash	300,000	300,000	0.17	52	2,506
June 24, 2024 - Exercise warrants	12,625	12,625	0.17	2	66
September 3, 2024 - Exercise warrants	13,750	13,750	0.17	2	72
September 25, 2024 - Exercise warrants	2,250	2,250	0.17	1	12
October 9, 2024 - Capital increase in cash	3,000,000	3,000,000	0.17	515	24,071
November 15, 2024 - Exercise warrants	38,250	38,250	0.17	7	198
December 31, 2024	37,427,265	37,427,265	0.17	6,430	332,579

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

On March 6, 2024, pursuant to the exercise of warrants, the Company issued 8,650 new shares for an aggregate capital increase of €62,000 (including share premium).

On April 17, 2024, pursuant to the exercise of warrants, the Company issued 3,000 new shares for an aggregate capital increase of €17,000 (including share premium).

On May 28, 2024, the Company issued 5,374,755 new shares for an aggregate capital increase of €45.9 million (including share premium) in the framework of an underwritten public offering in the United States, which included shares sold in a private offering to certain qualified or institutional investors outside the United States. 1,996,187 shares were subscribed to in euro at a share price of €8.54 per share. 3.378.568 shares were subscribed to in US dollars, at a share price of U.S. $9.25 per share.

On June 3, 2024, the Company issued 300,000 new shares for an aggregate capital increase of €2.6 million (including share premium) as a result of the exercise by the underwriters of the May 28, 2024 capital increase to exercise their option to purchase additional shares (“greenshoe”). All 300,000 shares were subscribed to in US dollars U.S.$9.25 per share.

The proceeds of the May 28 and June 3, 2024 capital increases will be used for general corporate purposes.

On June 24, 2024, pursuant to the exercise of warrants, the Company issued 12,625 new shares for an aggregate capital increase of €68,000 (including share premium).

On September 3, 2024, pursuant to the exercise of warrants, the Company issued 13,750 new shares for an aggregate capital increase of €74,000 (including share premium).

On September 25, 2024, pursuant to the exercise of warrants, the Company issued 2,250 new shares for an aggregate capital increase of €13,000 (including share premium).

On October 9, 2024, the Company issued 3,000,000 new shares for an aggregate capital increase of €24.6 million (including share premium). The Company raised $27.0 million in gross proceeds pursuant to the Company’s $50 million at - the - market (“ATM”) program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The proceeds will be used to meet demand in Europe and the U.S.

On November 15, 2024, pursuant to the exercise of warrants, the Company issued 38,250 new shares for an aggregate capital increase of €205,000 (including share premium).

As part of above capital increases, the Company incurred direct-attributable transaction costs of €3.7 million which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €71.5 million.

15.2.   Reserves

The reserves include the share-based payment reserve (see note 16), other comprehensive income and the retained loss. Retained loss is comprised of primarily of accumulated losses, other comprehensive income is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income for the year ended December 31, 2024 and 2023 is detailed in the table below:

		Post-
	Currency	employment
	translation	benefit
(in EUR 000)	reserve	obligations	Total
Opening value at January 1, 2023	174	2	176
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	(120)	—	(120)
Remeasurements of post-employment benefit obligations	—	81	81
Total other comprehensive income at December 31, 2023	54	83	137
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	766	—	766
Remeasurements of post-employment benefit obligations	—	11	11
Total other comprehensive income at December 31, 2024	820	94	914

16.Share-Based compensation

As per December 31, 2024, the Company has four outstanding equity-settled share-based incentive plans, including (i) the 2020 warrants plan (the 2020 plan), (ii) the 2021 warrants plan (the 2021 plan), (iii) the 2022 warrants plan (the 2022 plan)) and (iv) the 2024 warrants plan (the 2024 plan). For the 2016 and 2018 warrants plan, no warrants were outstanding anymore as per December 31, 2024. The Company had an extraordinary shareholders’ meeting on February 21, 2020, where it was decided to achieve a share split in a ratio of 500:1. Per warrant issued before February 21, 2020, 500 common shares will be issuable. For presentation purposes the tables and comments below reflect the number of shares the warrants give right to across all plans.

In accordance with the terms of the various plans, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.

The changes of the year for the equity-settled warrant plans are as follows:

Number of shares (after share split) warrants give right to across all plans	2024	2023
Outstanding at January 1	1,635,606	1,416,490
Granted	1,297,713	518,116
Forfeited	(474,000)	(165,125)
Exercised	(78,525)	(12,000)
Expired	(122,475)	(121,875)
Outstanding at December 31	2,258,319	1,635,606
Exercisable at December 31	1,453,727	1,034,835

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

The status of the 2016 warrant plan at December 31 is as follows:

Number of shares (after share split) warrants give right to for Plan 2016	2024	2023
Outstanding at January 1	—	27,500
Granted	—	—
Forfeited	—	—
Exercised	—	(10,000)
Expired	—	(17,500)
Outstanding at December 31	—	—
Exercisable at December 31	—	—

There are no outstanding warrants as per December 31, 2024.

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

The status of the 2018 warrant plan at December 31 is as follows:

Number of shares (after share split) warrants give right to for Plan 2018	2024	2023
Outstanding at January 1	50,000	50,000
Granted	—	—
Forfeited	(50,000)	—
Exercised	—	—
Expired	—	—
Outstanding at December 31	—	50,000
Exercisable at December 31	—	50,000

The remaining warrants as per end December 31, 2023 were forfeited during 2024. There are no outstanding warrants as per December 31, 2024.

2020 Plan

On February 21, 2020, 550,000 warrants were issued, giving each the right to subscribe to one common share of the Company. By consequence, the Company can issue up to 550,000 common shares if all warrants are exercised.

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

The status of the 2020 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for Plan 2020	2024	2023
Outstanding at January 1	410,500	450,500
Granted	—	—
Forfeited	(330,500)	—
Exercised	(2,400)	—
Expired	(47,600)	(40,000)
Outstanding at December 31	30,000	410,500
Exercisable at December 31	30,000	410,500

In 2024, 330,500 warrants were forfeited and 47,600 warrants have been expired because the warrants were not exercised by employees within 3 months after having left the company. The remaining number of warrants as per December 31, 2024 equals 30,000 representing 30,000 shares.

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

The status of the 2021 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for Plan 2021	2024	2023
Outstanding at January 1	1,119,250	888,490
Granted	—	462,260
Forfeited	(51,125)	(165,125)
Exercised	(63,625)	(2,000)
Expired	(73,625)	(64,375)
Outstanding at December 31	930,875	1,119,250
Exercisable at December 31	800,819	563,771

In 2024, a total of 63,625 warrants were exercised, 51,125 warrants have been forfeited because the warrants were not vested by employees leaving the company and 73,625 warrants were expired because the warrants were not exercised by employees within 3 months after having left the company. The remaining number of warrants as per December 31, 2024 equals 930,875 representing 930,875 shares.

2022 Plan

On December 28, 2022, the Board of Directors, within the framework of the authorized capital, issued 700,000 warrants, giving each the right to subscribe to one common share of the Company. By consequence, the Company can issue up to 700,000 common shares if all warrants are exercised.

The total number of warrant holders under the 2022 Plan cannot exceed 150 persons. Unless the Board of Directors determines otherwise, the 2022 ESOP Warrants are not transferable inter vivos once they have been granted to a holder of 2022 ESOP Warrants, and may not be pledged or encumbered with any security, pledge or right in rem in any other way, either voluntarily, by operation of law or otherwise. The key features of the warrants granted under the 2022 Plan are as follows (i) each warrant could be exercised for one share, (ii) the warrants are granted for free, (iii) the warrants have a term of maximum ten years since the issue date, (iv) the only vesting condition is that the holder is still an employee of the Company at the vesting date, and (v) unless the Board of Directors (or the shareholders’ meeting if warrants are granted to directors) determines otherwise, the warrants vest as follows: 25.0 % at the grant date, 25.0 % at the first anniversary of the grant date, 25.0 % at the second anniversary of the grant date, 25.0 % at the third anniversary of the grant date. Accordingly, the fair value of the plan is expensed over the vesting period.

On June 14, 2023 and October 20, 2023 respectively 13,602 and 42,254 warrants were granted and all were accepted. The June grant (of 13,602 warrants granted to the directors) vested for 100% at the first anniversary of the grant.

On February 1, 2024, on April 21, 2024 and on August 2, 2024 respectively 300,250; 85,000 and 258,894 warrants were granted and all warrants were accepted.

The status of the 2022 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for Plan 2022	2024	2023
Outstanding at January 1	55,856	—
Granted	644,144	55,856
Forfeited	(42,375)	—
Exercised	(12,500)	—
Expired	(1,250)	—
Outstanding at December 31	643,875	55,856
Exercisable at December 31	376,186	10,564

In 2024, a total of 12,500 warrants were exercised, 42,375 warrants have been forfeited because the warrants were not vested by employees leaving the company and 1,250 warrants were expired because the warrants were not exercised by employees within 3 months after having left the company. The remaining number of warrants as per December 31, 2024 equals 643,875 representing 643,875 shares.

2024 Plan

On July 31, 2024, the Board of Directors, within the framework of the authorized capital, issued 1,000,000 warrants, giving each the right to subscribe to one common share of the Company. By consequence, the Company can issue up to 1,000,000 common shares if all warrants are exercised.

The total number of warrant holders under the 2024 Plan cannot exceed 150 persons. Unless the Board of Directors determines otherwise, the 2024 ESOP Warrants are not transferable inter vivos once they have been granted to a holder of 2024 ESOP Warrants, and may not be pledged or encumbered with any security, pledge or right in rem in any other way, either voluntarily, by operation of law or otherwise. The key features of the warrants granted under the 2024 Plan are as follows (i) each warrant could be exercised for one share, (ii) the warrants are granted for free, (iii) the warrants have a term of maximum ten years since the issue date,, (iv) the only vesting condition is that the holder is still an employee of the Company at the vesting date, and (v) unless the Board of Directors (or the shareholders’ meeting if warrants are granted to directors) determines otherwise, the warrants vest as follows: 25.0 % at the grant date, 25.0 % at the first anniversary of the grant date, 25.0 % at the second anniversary of the grant date, 25.0 % at the third anniversary of the grant date. Accordingly, the fair value of the plan is expensed over the vesting period.

On August 2, 2024, September 18, 2024 and November 25, 2024 respectively 221,606; 105,000 and 326,963 warrants were granted and all were accepted.

The status of the 2024 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for Plan 2024	2024	2023
Outstanding at January 1	—	—
Granted	653,569	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding at December 31	653,569	—
Exercisable at December 31	246,722	—

16.2.   Accounting for Equity-settled Share-Based Payment

The fair value of the plan is expensed over the vesting period. As a result of the exercise price reduction on March 24, 2023 of the warrants previously granted to warrant holders under the 2021 Warrants Plan, the Company determined the fair value of the warrants at the date of the modification (March 24, 2023). The incremental fair value of the re-priced warrants is recognised as an expense over the period from the modification date to the end of the vesting period. For the warrants already vested at the date of modification, the incremental fair value is fully recognised as an expense at date of modification.

The share-based compensation expense for all vested warrants recognized in the income statement was €4.0 million for the year ended December 31, 2024. For the year ended December 31, 2023 and the year ended December 31, 2022 the share-based compensation expense amounted respectively to €2.6 million and €2.7 million. The table below details the number of exercisable (vested) warrants and their weighted average exercised price. For presentation purposes the table reflect the number of shares the warrants give right to across all plans.

Total	2024	2023	2022
Exercisable Warrants at December 31	1,453,726	984,935	718,400
Shares representing the Exercisable Warrants at December 31	1,453,726	1,034,835	795,745
Weighted average exercise price per share	8.18	10.70	15.09
Weighted average share price at the date of exercise	9.24	7.25	15.03

16.3.   Fair value

The fair value of each option or subscription right is estimated on the date of grant using the Black & Scholes model based on the following:

●	The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero as no dividend have been paid since inception;
●	Expected volatility is estimated based on a sample of similar companies based on the healthcare products sector of the Damodaran dataset;
●	Risk-free interest rate is based on the yield of EUR bonds with an equivalent term to liquidation event;
●	The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur.

Fair value of the shares is estimated based on the market approach using publicly traded companies and acquisitions of private held companies within the same industry as Nyxoah. (Prior to the initial public offering)

The following table provides the input to the Black-Scholes model for warrants granted in 2018, 2020, 2021, 2022, 2023 and 2024 related to the 2016 warrant plan, the 2018 warrant plan, the 2020 warrant plan, the 2021 warrant plan, the 2022 warrant plan and the 2024 warrant plan. The table and notes uses as a basis, the number of shares the warrants give right to across all plans.

					Plan 2021
	Plan 2016	Plan 2018	Plan 2018	Plan 2020	(grant Sept 17
	(grant 2018)	(grant 2018)	(grant 2020)	(grant 2020)	2021)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	66.92%	56.32%	56.32%	56.32%	51.30%
Risk-free interest rate	0.35%	(0.20)%	(0.20)%	(0.20)%	(0.36)%
Expected life	3	3	3	3	3
Exercise price	5.17	6.52	11.94	11.94	25.31
Stock price	1.09	10.24	10.20	10.20	25.75
Fair value	0.10	5.30	3.31	3.31	9.22

	Plan 2021	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Oct 27	(grant Feb 21	(grant Feb 21	(grant Feb 21	(grant May 14
	2021)	2022)	2022)	2022)	2022)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	51.50%	49.80%	49.80%	49.80%	49.80%
Risk-free interest rate	(0.18)%	0.37%	0.37%	0.50%	1.06%
Expected life	3	3	3	4	3
Exercise price	25.31	17.76	25.31	17.76	13.82
Stock price	20.50	17.50	17.50	17.50	13.82
Fair value	5.94	6.05	4.15	6.90	4.94

	Plan 2021	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant June 8	(grant Aug 8	(grant Aug 8	(grant March 24	(grant April 12
	2022)	2022)	2022)	2023)	2023)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	52.60%	53.71%	53.97%	52.00%	52.00%
Risk-free interest rate	1.60%	1.39%	1.45%	3.20%	3.24%
Expected life	3	3	4	3	3
Exercise price	12.95	9.66	9.66	5.42	6.36
Stock price	13.34	9.75	9.75	6.70	7.08
Fair value	5.21	3.79	4.32	3.09	3.04

	Plan 2021	Plan 2022	Plan 2022	Plan 2022	Plan 2022
	(grant June 14	(grant June 14	(grant Oct 20	(grant Feb 01	(grant Apr 21
	2023)	2023)	2023)	2024)	2024)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	51.28%	51.28%	50.00%	62.20%	65.50%
Risk-free interest rate	3.36%	3.36%	3.55%	2.63%	3.08%
Expected life	3	3	3	3	3
Exercise price	7.19	7.19	5.92	5.24	9.04
Stock price	7.10	7.10	5.60	9.96	9.20
Fair value	2.75	2.75	2.07	6.26	4.40

	Plan 2022	Plan 2024	Plan 2024	Plan 2024	Plan 2024
	(grant Aug 2	(grant Aug 2	(grant Sep 18	(grant Nov 25	(grant Nov 25
	2024)	2024)	2024)	2024)	2024)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	66.00%	66.00%	65.20%	63.70%	63.70%
Risk-free interest rate	2.55%	2.55%	2.38%	2.24%	2.24%
Expected life	3	3	3	3	3
Exercise price	7.88	7.88	7.20	7.69	8.04
Stock price	7.56	7.56	7.54	8.10	8.10
Fair value	3.47	3.47	3.60	3.80	3.70

As a result of the exercise price reduction on March 24, 2023 of the warrants previously granted to warrant holders under the 2021 Warrants Plan, the Company determined the fair value of the warrants at the date of the modification (March 24, 2023). The fair value of the modified warrants was determined using the same models and principles as described above, with the following model inputs:

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

The weighted average fair value of warrants granted during the year was €6.09 in 2024 and €2.85 in 2023. The weighted average remaining contractual life for the share options outstanding as at December 31 was 3.6 in 2024 and 2.9 in 2023.

17.Financial Debt

Financial debt mainly consists of recoverable cash advances, EIB finance agreement and synthetic warrants. The related amounts as at December 31, 2024 and 2023, can be summarized as follows:

	As at December 31
(in EUR 000)	2024	2023
Recoverable cash advances - Non-current	8,623	8,373
Recoverable cash advances - Current	248	301
Total Recoverable cash advances	8,871	8,674
EIB finance agreement - Non-current	6,898	—
Synthetic warrants - Non-current	3,204	—
Other loan - Current	—	63
Total Other	10,102	63
Non-current	18,725	8,373
Current	248	364
Total Financial Debt	18,973	8,737

17.1.   Financial debt related to recoverable cash advances

Recoverable cash advances received

As at December 31, 2024, the details of recoverable cash advances received can be summarized as follows:

	Contractual	Advances	Fixed	Variable
(in EUR 000)	advances	received	reimbursements*	reimbursements*
Sleep apnea device (6472)	1,600	1,600	588	8
First articles (6839)	2,160	2,160	628	24
Clinical trial (6840)	2,400	2,400	510	13
Activation chip improvements (7388)	1,467	1,467	88	18
Total	7,627	7,627	1,814	63

* Excluding interest

●	The Convention 6472 “Sleep apnea device” for a total amount of €1.6 million was signed in 2011. The total amount of the advance has been received before January 1, 2015. The Company has notified its intention to exploit the results of this project before 2015. At December 31, 2024, the Company repaid all fixed reimbursements amounting to €0.6 million (excluding interest). The turnover dependent reimbursement is based on 0.224% of the sales achieved by June 2037. The Company made a reimbursement of a variable part amounting to €1,000 for the year ended December 31, 2024 (2023: €7,000).
●	The Convention 6839 “First Articles” for a total amount of €2.2 million was signed on December 5, 2012. As at December 31, 2024, the advance received amounted to €2.2 million. The turnover dependent reimbursement is based on 0.3% of the sales achieved by June 2037. The Company notified to the Region its decision about the exploitation of the results during 2017, therefore fixed reimbursement started in 2018. As at December 31, 2024, cumulated reimbursements amount to €0.6 million (excluding interest) out of which €80,000 was reimbursed in 2024 and €79,000 in 2023.
●	The Convention 6840 “Clinical Trial” for a total amount of €2.4 million was signed on December 6, 2012. As at December 31, 2024, the advance received amounted to €2.4 million. The turnover dependent reimbursement is based on 0.336% of the sales achieved by June 2029. The Company has notified to the Region its decision about the exploitation of the results in the course of 2018. As at December 31, 2024, cumulated fixed reimbursements amount to €0.5 million (excluding interest) out of which €150,000 was reimbursed in 2024 and €163,000 in 2023.

●	The Convention 7388 “Implant for Obstructive Sleep Apnea, “Activation Chip Improvements” for a total amount of €1.5 million was signed in December 2015. As at December 31, 2024, the advance received amounted to €1.5 million. The turnover dependent reimbursement is based on 0.450% of the sales achieved to June 2039. In 2019, the Company has notified to the Region its decision about the exploitation of the results. As at December 31, 2024, cumulated fixed reimbursements amount to €88,000 (excluding interest) out of which €22,000 was reimbursed in 2024 and €40,000 in 2023.

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

	As at December 31
(in EUR 000)	2024	2023
Recoverable cash advances received	7,627	7,627
Amounts to be reimbursed	15,254	15,254
Amounts reimbursed at year-end (interest included)	(1,858)	(1,843)
Total Recoverable cash advances (undiscounted)	13,396	13,411

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

	As at December 31
(in EUR 000)	2024	2023
Contract 6472	1,711	1,629
Contract 6839	2,332	2,290
Contract 6840	2,819	2,818
Contract 7388	2,009	1,937
Total recoverable cash advances	8,871	8,674
Non-current	8,623	8,373
Current	248	301
Total recoverable cash advances	8,871	8,674

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

(in EUR 000)	2024	2023
As at January 1	8,674	8,431
Advances reimbursed (excluding interest)	(254)	(396)
Interest paid	(26)	(27)
Initial measurement and re-measurement	(561)	(324)
Discounting impact	1,038	990
As at December 31	8,871	8,674

The discounting impact is included and presented in the financial expenses and amounted to €1.0 million (2023: €1.0 million). The initial measurement and re-measurement are included in other operating income and amounted to €0.6 million for the year ended December 31, 2024 (2023: €324,000).

A sensitivity analysis of the carrying amount of recoverable cash advances has been done to assess the impact of a change in assumptions. The Company tested reasonable sensitivity to changes in revenue projections of +/- 25% and in the discount rates of +/- 25%. The table hereunder details the sensitivity results:

Fair Value of Liabilities as of end of 2024 (in EUR 000)	Variation of revenue projections
Variation of discount rates *	(25)%	0%	25%
(25)%	9,373	9,724	9,963
0%	8,456	8,871	9,156
25%	7,662	8,121	8,443

* A change of -25% in the discount rates implies that the discount rate used for the fixed part of the recoverable cash advances is 3.8 % instead of 5 % while the one used for the variable part is 9.4 % instead of 12.5%.

An increase of 25% of revenue projections implies, if discount rates does not change, an increase of the expected liability as repayment of the liability is accelerated.

An increase of 25% of the discount rate decreases the expected liability if revenue projections remain unchanged.

17.2.   Financial debt related to loan facility agreement and synthetic warrants agreement

On July 3, 2024 the Company signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”). The agreement is backed by the European Commission’s InvestEU program. The Company plans to use the funding for research and development, and for scaling-up its manufacturing capacity to meet demand in Europe and the U.S. The €37.5 million facility is divided into three tranches: €10 million for the first tranche (“Tranche A”), €13.75 million for the second tranche (“Tranche B”) and €13.75 million for the third tranche (“Tranche C”). Disbursement under the various tranches is subject to certain conditions. Tranche A carries an annual 5% cash and 5% capitalized interest rate, and features a five-year bullet repayment schedule. The various tranches do not contain revenue or liquidity covenants.

The first tranche A for an amount of €10 million, was disbursed on July 26, 2024.

In connection with the loan facility agreement, and as a condition to drawdown thereunder, the Company also entered into a “synthetic warrant agreement” with the EIB. Under the synthetic warrant agreement, in consideration for the facility, in connection with each tranche of the facility, the EIB will be granted “synthetic warrants” with a duration of 20 years. The number and strike price of the synthetic warrants will be calculated based on tranche specific formulas provided for in the synthetic warrant agreement. The synthetic warrants can be exercised as of the maturity date of the relevant tranche of the facility or, in exceptional situations, earlier. Such synthetic warrants will entitle the EIB to receive from the Company a cash consideration equal to the 20-day volume weighted average price of a share in the Company on the stock exchange, reduced by the applicable strike price per synthetic warrant, and multiplied by the number of synthetic warrants that the EIB exercises. In connection with Tranche A, the EIB has been granted 468,384 synthetic warrants with a strike price of €8,54 that the EIB can exercise after the maturity of Tranche A (5 years) or, in exceptional situations, earlier.

Change in loan facility, prepayment option and synthetic warrants can be summarized as follows:

	Loan facility
	agreement	Prepayment	Synthetic
	EIB	option	warrants
(in EUR 000)	(Level III)	(Level III)	(Level III)
As at January 1	—	—	—
New debt	10,000	—	—
Transaction cost related to loans and borrowings	(175)	—	—
Separation of non-closely related embedded derivates	(3,042)	(127)	3,169
Subtotal: Initial recognition	6,783	(127)	3,169
Effective interest rate adjustment	115	—	—
Fair value adjustment	—	15	35
As at December 31	6,898	(112)	3,204

17.3.   Other Loans

The Company has contracted a loan of €0.5 million on June 29, 2016 with a maturity of 8 years, repayable as from June 30, 2018 and bearing interest of 1.284 % p.a. The loan is fully reimbursed since June 2024.

18.Provisions

	As at December 31
(in EUR 000)	2024	2023
Provision for constructive obligation	672	—
Other provisions	328	185
Total provisions	1,000	185

As at December 31, 2024, the Company has a constructive obligation related to the ongoing replenishment of certain consumable components, based on business practices and customer expectations.

19.Trade payables

	As at December 31
(in EUR 000)	2024	2023
Payables	3,749	4,102
Invoices to be received	5,756	4,006
Total trade payables	9,505	8,108

The increase in total trade payables of €1.4 million as at December 31, 2024 is due to an increase in invoices to be received of €1.8 million, partially offset by a decrease in payables of €353,000. The increase in invoices to be received reflects higher business activity.

In order to be consistent with the current period’s presentation an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued expenses of € 1.9 million have been reclassified from Other liabilities to Trade payables as at December 31, 2023 since these balances are similar in nature to Invoices to be received that are already presented as Trade payables. We refer to note 2.1 and note 19.

The Company normally settles its trade payables in 30 days.

20.Other liabilities

	As at December 31
(in EUR 000)	2024	2023
Holiday pay accrual	903	791
Salary	3,354	1,801
Accrued expenses	511	250
Foreign currency swaps and forwards - current	353	90
Other	1,103	200
Total other payables	6,224	3,132

The increase of €3.1 million in other liabilities as at December 31, 2024, compared to December 31, 2023, is mainly due to an increase of €1.7  million in payroll related liabilities, an increase of €0.9 million in other and an increase of €263,000 in the fair value of the foreign currency swaps and forwards. We refer to note 20.1.

At December 31, 2024 there is an outstanding liability related to the continued development of the Company’s strategic R&D project of which €0.9 million is recorded as current other liability and €0.8 million as non - current other liability.

In order to be consistent with the current period’s presentation an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued expenses of € 1.9 million have been reclassified from Other liabilities to Trade payables as at December 31, 2023 since these balances are similar in nature to Invoices to be received that are already presented as Trade payables. We refer to note 2.1 and 19.

20.1.Foreign currency swaps and forwards

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency swaps and forwards. There have not been any transfers of level 3 categories during the year.

The Company has entered into several foreign currency swaps and forwards for which the notional amounts are detailed in the table below:

	As at December 31
(in EUR 000)	2024	2023
Foreign currency swaps EUR - NIS (in EUR)	—	847
Foreign currency swaps EUR - NIS (in NIS)	—	3,500
Foreign currency swaps NIS - EUR (in NIS)	—	14,000
Foreign currency swaps NIS - EUR (in EUR)	—	3,334
Foreign currency swaps EUR - USD (in EUR)	5,000	18,000
Foreign currency swaps EUR - USD (in USD)	5,451	19,787
Foreign currency forwards EUR - USD (in EUR)	4,000	—
Foreign currency forwards EUR - USD (in USD)	4,277	—

The following table shows the carrying amount of these derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

	As at December 31, 2024
(in EUR 000)	Level I	Level II	Level III	Total
Financial liabilities	—	—	—	—
Foreign currency forwards	—	95	—	95
Foreign currency swaps	—	258	—	258

The fair value is determined by the financial institution and is based on foreign currency swaps and forwards rates and the maturity of the instrument. All foreign currency swaps and forwards are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial asset is detailed as follows:

(in EUR 000)	2024	2023
Opening value at January 1	343	1
Settled contracts	(343)	(1)
Fair value adjustments	—	343
Closing value at December 31	—	343

The change in the balance of the financial liability is detailed as follows:

(in EUR 000)	2024	2023
Opening value at January 1	90	10
Fair value adjustments	353	90
Settled contracts	(90)	(10)
Closing value at December 31	353	90

21.Revenue and cost of goods sold

For the year ended December 31, 2024, the Company generated revenue for the amount of €4.5 million compared to €4.3 million for the year ended December 31, 2023 and €3.1 million for the year ended December 31, 2022. Revenue is recognized based on the satisfaction of performance obligations identified in customer contracts. Performance obligations are satisfied when control of the Genio® system is transferred to the customer, either upon shipment or delivery, depending on contractual terms. Prior to 2024, the Genio® system, delivered as a bundled kit, was treated as a single performance obligation, recognized at a point in time. However, as from 2024 due to evolving commercial arrangements, the Company has identified a separate performance obligation related to the replenishment of additional disposable patches beyond the initial shipment. As a result, a portion of the transaction price is now allocated to these future deliveries, with revenue deferred and recognized upon transfer of control.

The contract liability included in the consolidated balance sheet is related to revenue attributed to the additional replenishment of disposable patches which is recognized when control of the patches is transferred to the customer or patient quarterly following the patient implants. The current contract liability amounts to €117,000 while the non-current contract liability amounts to €472,000.

The sales based on country of customer for the year ended December 31, 2024, 2023 and 2022:

	For the year ended December 31
(in EUR 000)	2024	2023	2022
Sales Germany	4,061	3,816	2,805
Sales Finland	—	—	41
Sales Spain	72	37	24
Sales Switzerland	763	373	214
Sales Austria	60	122	—
Sales Italy	46	—	—
Sales UK	108	—	—
Contract liability	(589)	—	—
Total sales	4,521	4,348	3,084

For the year ended December 31, 2024, the Company has one customers with individual sales larger than 10% of the total revenue. This client contributed to the turnover for an amount of €0.9 million. (2023: no customer with sales larger than 10% of total revenue and 2022: one customer with contribution to the turnover of €424,000.).

Cost of goods sold for the year ended December 31, 2024, 2023 and 2022:

	For the year ended December 31
(in EUR 000)	2024	2023	2022
Purchases of goods and services (*)	2,953	4,089	1,686
Inventory movement	(1,401)	(2,433)	(536)
Total cost of goods sold	1,552	1,656	1,150

(*) Including purchases of raw material, direct labour allocation, indirect labour allocation, fees of subcontractors, warranty and shipping cost (direct)

22.Operating expenses

The tables below detail the operating expenses for the year ended December 31, 2024, 2023 and 2022:

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	year
Research and development	39,234	(4,909)	34,325
Selling, general and administrative expenses	28,461	—	28,461
Other income and expenses	(1,091)	83	(1,008)
For the year ended December 31, 2024	66,604	(4,826)	61,778

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	year
Research and development	35,125	(8,474)	26,651
Selling, general and administrative expenses	21,687	—	21,687
Other income and expenses	(1,549)	1,005	(544)
For the year ended December 31, 2023	55,263	(7,469)	47,794

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	year
Research and development	31,448	(15,587)	15,861
Selling, general and administrative expenses	18,855	—	18,855
Other income and expenses	(406)	123	(283)
For the year ended December 31, 2022	49,897	(15,464)	34,433

23.Research and Development expenses

Research and development expenses consist primarily of product development, engineering to develop and support our products, testing, consulting services and other costs associated with the next generation of the Genio® system. These expenses primarily include employee compensation, consulting and contractor’s fees and outsourced development expenses.

	For the year ended December 31
(in EUR 000)	2024	2023	2022
Staff costs	13,118	13,803	11,074
Consulting and contractors’ fees	6,458	2,762	2,623
Q&A regulatory	354	263	263
Depreciation and amortization expense	1,428	1,314	1,014
Travel	1,282	1,179	862
Manufacturing and outsourced development	8,586	6,458	4,986
Clinical studies	6,102	4,929	8,568
Other expenses	1,225	1,674	1,618
IP costs	44	941	440
IT	637	1,802	—
Capitalized costs	(4,909)	(8,474)	(15,587)
Total research and development expenses	34,325	26,651	15,861

Before capitalization of €4.9 million for the year ended December 31, 2024 and €8.5 million for the year ended December 31, 2023, research and development expenses increased by €4.1 million or 11.7 % from €35.1 million for the year ended December 31, 2023, to €39.2 million for the year ended December 31, 2024. This increase was primarily driven by higher R&D activities and clinical expenses, mainly reflected in the ‘Consulting and contractors’ fees’ line, along with an overall rise in manufacturing and outsourced development costs, which includes a €1.9 million cost to further develop our strategic R&D projects. These impacts were partially offset by lower manufacturing expenses due to higher inventory value resulting from yield improvements. Additionally, the increase was mitigated by a reduction in IT costs following the initiation of a new ERP implementation in 2023.

Before capitalization of €8.5 million for the year ended December 31, 2023 and €15.6 million for the year ended December 31, 2022, research and development expenses increased by €3.7 million or 11.7 % from €31.4 million for the year ended December 31, 2022, to €35.1 million for the year ended December 31, 2023, due to the combined effect of higher manufacturing and R&D activities and clinical expenses. This increase is mainly in staff and consulting costs and in manufacturing and outsourced development to support those activities, this increase was partly offset by a decrease in clinical study activities due to Dream Study. The IT costs amounting to €1.8 million consist of €1.6 million related to the start of a new ERP implementation

24.Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of payroll and personnel related costs, and spending related to finance, information technology and human resource functions. Other general and administrative expenses include travel expenses, professional services fees, audit fees, insurance costs and general corporate expenses, including facilities-related expenses.

	For the year ended December 31
(in EUR 000)	2024	2023	2022
Staff costs	10,665	8,738	7,811
Consulting and contractors’ fees	11,116	6,801	4,526
Legal fees	995	776	1,033
Rent	639	317	440
Facilities	166	209	226
Depreciation and amortization expense	1,284	1,042	914
IT	1,252	1,190	517
Travel	1,024	934	1,097
Insurance fees	511	985	1,504
Recruitment	741	207	245
Other	68	488	542
Total selling, general and administrative expenses	28,461	21,687	18,855

Selling, General and Administrative expenses increased by €6.8 million, or 31.2 % from €21.7 million for the year ended December 31, 2023 to €28.5 million for the year ended December 31, 2024 mainly due to an increase in costs to support the commercialization of Genio® system in Europe and scale up of the Company. As from 2024, consulting and contractor fees also include a provision in the amount of €0.7 million recognized under IAS 37 for the estimated future costs related to the replenishment of certain consumable components, reflecting a constructive obligation arising from business practices. This increase was partly offset by decrease in insurance and other.

Selling, General and Administrative expenses increased by €2.8 million, or 15.0 % from €18.9 million for the year ended December 31, 2022 to €21.7 million for the year ended December 31, 2023 mainly due to an increase of costs to support the commercialization of Genio system in Europe, scale up of the Company and also due to €0.5 million related to the start of a new ERP implementation. This increase was partly offset by decrease in insurance and legal fees.

25.Other operating income and expenses

The Company had other operating income of €1.0 million for the year ended December 31, 2024 compared to €0.5 million for the year ended December 31, 2023 and €283,000 for the year ended December 31, 2022. The impact of the recoverable cash advances is further detailed in note 17.1.

	For the year ended December 31
(in EUR 000)	2024	2023	2022
Recoverable cash advances
Initial measurement and re-measurement	561	324	247
R&D incentives	530	1,376	86
Capitalization of R&D incentive	(83)	(1,005)	(123)
Other income/(expenses)	—	(151)	73
Total Other Operating Income	1,008	544	283

The other operating income contains the R&D Incentive in Australia and as from 2023 the tax incentive in Belgium as well. The incentives to be received relate to development expenses incurred by the subsidiary in Australia and Belgium. Refer to note 10 for more information on the tax incentive in Belgium. For the year ended December 31, 2024, €83,000 has been deducted from the expenses capitalized and for the year ended December 31, 2023, €1.0 million has been deducted from the expenses capitalized in relation to this R&D Incentive. The R&D incentive and capitalization of R&D incentive for the year ended December 31, 2024 includes a correction of the R&D incentive in Belgium on the investments of 2023 for an amount of €93,000. The R&D incentive (Australia) for the year ended December 31, 2022 includes a correction for 2021 due to change in estimation taken into account.

26.Employee Benefits

	For the year ended December 31
(in EUR 000)	2024	2023	2022
Salaries	16,969	16,918	13,918
Social charges	1,799	1,363	1,077
Pension charges	444	497	426
Share-based payment (see note 16)	3,968	2,611	2,697
Other	603	1,152	767
Total employee benefits	23,783	22,541	18,885

In order to be consistent with the current period’s presentation, comparable figures have been represented which involved aggregation of certain line items based on the nature of employee benefits.

	For the year ended December 31
(in EUR 000)	2024	2023	2022
Selling, general and administrative expenses	10,665	8,738	7,811
Research & Development expenses	13,118	13,803	11,074
Total employee benefits	23,783	22,541	18,885

As at December 31, 2024, the Company employed 183.6 (2023: 146.8) full-time equivalents, including white-collar employees and consultants. The following table presents a breakdown of the Company’s full-time equivalents as at December, 2024, 2023 and 2022:

	As at December 31
(in FTE’s)	2024	2023	2022
Selling, General & Administration	56.5	40.4	34.9
Research & Development	127.1	106.4	102.6
Total	183.6	146.8	137.5

As at December 31, 2024, the Company had 66.0 full-time equivalents located in Belgium (2023: 47.9), 45.2 full-time equivalents located in Israel (2023: 46.4), 3.0 full-time equivalents located in Australia (2023: 4.0), 53.0 full-time equivalents located in USA (2023: 35.0), 15.4 full-time equivalents located in Germany (2023: 13.5) and 1.0 full-time equivalent located in UK (2023: 0.0).

27.	Pension Schemes
27.1.	Defined contribution plan

The Company offers Defined Contribution Plan funded through group insurances to its employees of the Israel entity. The total expense recognized in the consolidated income statement for contributions under this plan amounts to €190,000 (2023: €210,000).

27.2.	Defined benefit plan

The Company offers a pension plan with a minimum return guaranteed by law to its employees of the Belgian entity. The contributions to this plan amount to minimum 7 % of the salary, partly paid by the employer and partly by the employees. As explained hereafter, this pension plan qualifies as Defined Benefit Plan under IFRS. As a result, no provision (2023: €9,000) has been recorded for the net benefit obligation in 2024.

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

The weighted average duration until the pension age for the Belgian plan is 20 years as at December 31, 2024. The weighted average duration is determined by considering the expected retirement ages of plan participants, adjusted for demographic factors such as mortality rates and turnover rates. Each participant’s expected duration is weighted according to their respective projected benefit obligations, ensuring that the calculation reflects the financial impact of each participant on the overall pension liability. In view of the minimum legal returns guaranteed, this pension Plan qualifies as Defined Benefit Plan under IFRS. Indeed, it induces a financial risk for the Company during periods of declining market interest rates when the returns guaranteed by the insurance companies are lower than the minimum legal returns, which is currently the case. In this case, the intervention of the insurance company is limited, and the Company shall fund the balance between the return delivered by the insurance company and the legal return.

A complete actuarial calculation has been performed for this plan by external actuaries based on the “Projected Unit Credit Method without future contribution” according to the IAS 19,115 as follows:

●	Projection of the minimum return guaranteed by the law till the retirement date and discounting of this amount with the discount rate used for the valuation (rate of high-quality corporate bonds);
●	The discounted net obligation is the maximum between this discounted projection and the projection of the accrued reserves discounted at the discount rate used for the valuation (rate of high-quality corporate bonds).

There was no net defined benefit obligation established as of December 31, 2024 (2023: €9,000):

(in EUR 000)	2024	2023
Net defined benefit liability at January 1	9	—
Defined benefit cost included in profit or loss	251	284
Total remeasurement included in OCI	(11)	(81)
Employer contributions	(249)	(194)
Net defined benefit liability at December 31	—	9

The gross defined benefit liability is as follows:

(in EUR 000)	2024	2023
Gross defined benefit liability at January 1	764	583
Current service cost	254	287
Interest cost	25	24
Administrative expenses	(4)	(3)
Taxes on contributions	(11)	(8)
Return on plan assets	(53)	—
Insurance premiums for risk benefits	(10)	(9)
Actuarial gain due to change in financial assumptions	—	4
Actuarial loss due to change in experience assumptions	8	(114)
Gross defined benefit liability at December 31	973	764

The fair value of the plan assets is as follows:

(in EUR 000)	2024	2023
Fair value plan assets at January 1	755	583
Interest income	28	27
Employer contributions	250	194
Administrative expenses	(4)	(3)
Taxes on contributions	(11)	(8)
Insurance premiums for risk benefits	(10)	(9)
Return on plan assets	(53)	—
Actuarial gain on fair value of the plan assets	18	(29)
Fair value plan assets at December 31	973	755

The number of members and the average age of the members is as follows:

	For the year ended December 31
	2024	2023
Active members	47	40
Average age	39	39

All plan assets are invested in an insurance contract with guaranteed interest rate (branch 21 product). The defined benefit calculation has been performed based on the below assumptions:

	For the year ended December 31
	2024	2023
Discount rate	3.7%	3.4%
Inflation rate	2.2%	2.2%
Salary increase (in excess of inflation)	1.0%	1.0%
Withdrawal rate based on age (minimum)	0.0%	0.0%
Withdrawal rate based on age (maximum)	12.0%	12.0%

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

A sensitivity with reasonable possible changes on the discount rate will impact the net defined benefit liability as follows (positive = increase net defined benefit liability / negative = decrease of net defined benefit liability):

	For the year ended December 31
	2024	2023
Increase of 0.25% in the discount rate	—	(2)
Decrease of 0.25% in the discount rate	—	3

The expected employer contributions for the year 2024 amount to €257,000.

The total expected benefit payments in the next 10 years, with the remainder to be paid in the period thereafter are:

As at
December 31,
(in EUR 000)	2024
In the next 12 months	23
Between 2 and 5 years	61
Between 6 and 10 years	57

28.Financial income

	For the year ended December 31
(in EUR 000)	2024	2023	2022
Interest	2,502	2,571	372
Exchange differences	4,925	1,254	6,041
Fair value adjustment foreign currency swaps	—	343	1
Other	20	6	349
Total financial income	7,447	4,174	6,763

The financial income increased by €3.3 million from €4.2 million for the year ended December 31, 2023 to €7.4 million for the year ended December 31, 2024 mainly due to an increase in exchange results.

For the year ended December 31, 2024, the exchange gains amount to €4.9 million which consist of €2.9 million realized exchange gains and €2.0 million unrealized exchange gains. The realized exchange result is mainly related to the USD financial assets that came to end in the second half of 2024. The unrealized exchange result is mainly related to the revaluation of both the Company’s USD cash balance and USD financial assets (note 14). For the year ended December 31, 2023, the closing rate of USD/EUR amounted to 1.103765, while as at December 31, 2024, the rate of USD/EUR decreased to 1.0389, resulting in unrealized exchange gains on the USD balances.

For the year ended December 31, 2024, the total interest income amounted to €2.5 million (2023: €2.6 million). This interest income relates to the term accounts.

29.Financial Expense

	For the year ended December 31
(in EUR 000)	2024	2023	2022
Fair value adjustment foreign currency derivatives	353	90	2,721
Fair value adjustment synthetic warrants	35	—	—
Fair value adjustment prepayment option	15	—	—
Recoverable cash advances, Accretion of interest	1,037	990	925
Interest and bank charges	736	88	139
Interest on lease liabilities	150	129	98
Exchange differences	2,744	2,432	437
Total Financial expense	5,070	3,729	4,320

The financial expenses increased by €1.3 million from €3.7 million for the year ended December 31, 2023 to €5.1 million for the year ended December 31, 2024 mainly due to an increase in fair value adjustments (note 20.1), an increase in interest and bank charges and an increase in exchange differences.

For the year ended December 31, 2024, exchange losses amount to €2.7 million which consist of €1.6 million realized exchange losses and €1.1 million unrealized exchange losses. The realized exchange result is mainly related to the USD financial assets that came to end in the first half of 2024. The unrealized exchange result is mainly driven by the monthly revaluation on balance sheet items such as bank balances and vendor payables.

The discounting impact of the recoverable cash advances is further detailed in note 17.1

The fair value adjustment foreign currency derivatives relates to the fair value adjustment on foreign currency swaps and forwards. More information can be found in note 20.1.

The increase in interest and bank charges for the year ended December 31, 2024 can be explained by the interest charge on the EIB financial debt. The fair value adjustments of synthetic warrants and prepayment option are also related to the EIB loan facility agreement. More information can be found in note 17.1.

30.Income taxes and deferred taxes

The major components of income tax expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the year ended December 31
(in EUR 000)	2024	2023	2022
Current tax income/(expense):	(2,811)	1,442	(1,179)
which consists of:
Current tax income/(expense) for the year	(2,963)	2,152	(1,179)
Current tax income/(expense) for prior periods	152	(710)	0
Deferred tax income/(expense)	7	3	10
Total Income tax income/(expense)	(2,804)	1,445	(1,169)

As of January 1, 2022, new tax regulations are in place in the US in which R&D expenses could no longer be deducted when incurred but instead they should be capitalized only for tax purposes and amortized over a 5 year period. A current tax liability was recognized. During 2023, the Company finalized its R&D tax credit study and reached the conclusion that R&D expenses can be deducted when incurred. The R&D tax credit study concluded that taking into account that the research and development by the US subsidiary was done under the direction of the parent in Belgium and benefited Belgian parent’ business, the expenditures in the US should be deducted when incurred. As a result the current tax liability which was outstanding as at December 31, 2022 amounting to €1.6 million was reversed.

The current tax expense mainly relates to (i) accrual of the liability of uncertain tax position for an amount of €2.2 million (2023: reversal of tax liability in US for an amount of €1.6 million) - see more details above) (ii) income tax paid or payable by certain of the Company’s subsidiaries for an amount of €638,000 (2023: €185,000).

The current tax liability of €4.3 million includes a liability for uncertain tax positions for an amount of €4.0 million and an income tax liability for an amount of €317,000. The uncertain tax position was recorded following certain public rulings and new guidance issued by tax authorities in one of the jurisdictions that the Company operates in. During the year 2024, the Company reassessed its uncertain tax position in light of new guidance, rulings, and precedents issued by tax authorities in one of the jurisdictions in which it operates. As a result of this reassessment, the Company recorded an updated provision to reflect the updated interpretation of the applicable tax regulations and the associated potential exposure.

The deferred tax relates to subsidiaries where some payroll accruals, right-of-use assets and lease liabilities are temporary differences in the determination of the taxable income. These temporary differences generate deferred tax income/(expense) of € 7,000 in 2024, € 3,000 in 2023 and €10,000 in 2022.

The income tax expenses can be reconciled to the Company’s Belgian statutory income tax rate of 25% (25% in 2023) as follows:

	For the year ended December 31
(in EUR 000)	2024	2023	2022
Loss for the period before taxes	(56,432)	(44,657)	(30,056)
Company statutory income tax rate	25.00%	25.00%	25.00%
Income tax at company statutory tax rate	14,108	11,164	7,514
Foreign tax rate differential	217	93	69
Unrecognized DTA on tax losses and temporary differences	(13,991)	(10,660)	(9,058)
Release of the non-recognition of DTA	6	2,332	—
Non deductible expenses	(610)	(387)	(566)
Share based payments	(992)	(653)	(674)
Income not subject to tax	269	112	974
Tax adjustments to the previous period	152	(710)	—
Local income taxes	(2,173)	46	601
Other	210	108	(29)
Income tax at company effective tax rate	(2,804)	1,445	(1,169)
Company effective income tax rate	(4.97)%	3.24%	(3.89)%

The tax adjustments to the previous period and release of the non-recognition of DTA relates to the reversal of the current tax liability in the US subsidiary due to the R&D tax credit study (see above for more information).

The local income taxes in the effective tax rate reconciliation mainly relates to the theoretical tax exposure on R&D costs in the Australian subsidiary.

The Belgian entity and the Australian entity have historical losses that can be carried forward to future taxable income. The Belgian entity has tax losses for €213.5 million as at December 31, 2024 (2023: €153.6 million, 2022 : €108.2 million). The Australian entity has tax losses for €2.8 million as at December 31, 2024 (2023: €1.8 million, 2022: €2.6  million). Due to the fact that these entities are not expected to generate significant profits in the near future, no deferred tax assets on tax losses carried forward and temporary differences have been recognized at this stage.

Deferred tax assets and liabilities are detailed below by nature of temporary differences for the year ended December 31, 2024 and 2023:

	As at December 31, 2024
(in EUR 000)	Assets	Liabilities	Net
Intangible assets	1,242	—	1,242
Property, plant and equipment	9	(16)	(7)
Right-of-use assets	—	(760)	(760)
Other current assets	5	—	5
Financial debt (Recoverable Cash Advances, EIB Loan and derivatives)	2,057	(805)	1,252
Lease liabilities	796	—	796
Other current liabilities	48	(40)	8
Other non-current assets	—	(28)	(28)
Tax-losses carried forward	54,100	—	54,100
Total gross deferred tax assets/(liabilities)	58,257	(1,649)	56,608
Netting by tax entity	(1,630)	1,630	—
Unrecognized deferred tax assets	(56,551)	—	(56,551)
Total deferred tax assets/(liabilities)	76	(19)	57

	As at December 31, 2023
(in EUR 000)	Assets	Liabilities	Net
Intangible assets	1,064	—	1,064
Property, plant and equipment	6	—	6
Right-of-use assets	—	(805)	(805)
Other current assets	—	(71)	(71)
Financial debt (Recoverable Cash Advances and derivatives)	1,948	—	1,948
Lease liabilities	839	—	839
Retirement benefit obligations	2	—	2
Other current liabilities	49	(30)	19
Tax-losses carried forward	38,886	—	38,886
Total gross deferred tax assets/(liabilities)	42,794	(906)	41,888
Netting by tax entity	(897)	897	—
Unrecognized deferred tax assets	(41,841)	—	(41,841)
Total deferred tax assets/(liabilities)	56	(9)	47

The Company accumulates tax losses that are carried forward indefinitely for offset against future taxable profits of the Company. As stated above, the entities accumulating tax losses are not expected to generate significant profits in the near future so no deferred tax assets on tax losses carried forward and temporary differences have been recognized at this stage. The recognized deferred tax assets and liabilities in the consolidated balance sheets of the Company are positions that arise in the subsidiary in Israel and US.

31.Loss Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for December 2024 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 4:1 was approved by the shareholders’ meeting.

	2024	2023	2022
As at December 31, after conversion and share split
Outstanding common shares at period-end	37,427,265	28,673,985	25,846,279
Weighted average number of common shares outstanding	32,743,605	27,968,142	25,819,165
Potential number of shares resulting from the exercise of warrants	2,258,319	1,635,606	1,452,240

Basic and Diluted EPS for the periods ended December 31, 2024, 2023 and 2022 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the period ended December 31
	2024	2023	2022
Loss of year attributable to common holders (in EUR)	(59,236,000)	(43,212,000)	(31,225,000)
Loss of year attributable to preferred holders (in EUR)	—	—	—
Loss of year attributable to equity holders (in EUR)	(59,236,000)	(43,212,000)	(31,225,000)
Weighted average number of common shares outstanding (in units)	32,743,605	27,968,142	25,819,165
Basic earnings per share in EUR (EUR/unit)	(1.809)	(1.545)	(1.209)
Diluted earnings per share in EUR (EUR/unit)	(1.809)	(1.545)	(1.209)

32.Other commitments

32.1.   Capital commitments

There are no commitments related to capital expenditures at the closing date.

32.2.   Lease expenses

The lease expense recognized in the income statement related to low-value leases and short-term leases amounts to:

	For the year ended December 31
(in EUR 000)	2024	2023	2022
Expense	135	202	240
Total	135	202	240

32.3.   Other commitments

The Company has granted in 2022 an amount of €0.5 million for educational grant starting on January 1, 2023 until December 31, 2024. Both installments of €250,000 have been respectively paid out in January 2023 and March 2024.

In addition, in March 2024, the Company has started a Partnership agreement with the American Academy of Otolaryngology (AAO) amounting to a yearly fee of $250,000. The payment has been processed in March 2024 and the cost is spread out over the 12 months of 2024.

33.Related Parties

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

33.1.   Remuneration of Key Management

Key management consists of the members of executive management.

For the period ended December 31, 2024, executive management consisted of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Chief Commercial Officer (CCO) and the Chief Technology Officer (CTO) of the Company. During the period ended December 31, 2024, Olivier Taelman was CEO for the full year, Loic Moreau was CFO until November 4, 2024, John Landry was CFO as from November 4, 2024, Scott Holstine was CCO as from July 15, 2024, and Bruno Onkelinx was CTO for the full year. For the period ended December 31, 2024, the table below includes the remuneration package of all members of executive management.

For the period ended December 31, 2023, executive management consisted of the CEO and the CFO of the Company, and the table below only included the remuneration package of the CEO.

	For the period ended
	December 31
(in EUR 000)	2024	2023
Short-term remuneration & compensation (1)	2,038	732
Post-employment benefits	49	33
Share based payment (2)	2,314	143
Total	4,401	908
(1)	Includes base remuneration, fringe benefits, short term (one-year) performance related bonus (i.e. variable remuneration), sign-on bonuses.
(2)	Warrant expense under IFRS 2.

33.2.   Relationship and transactions with non-executive directors and holders of more than 3% of our share capital:

	For the period ended December 31, 2024			For the period ended December 31, 2023
				Set up of
	Set up of	R&D	Board	Production	R&D	Board
(in EUR 000)	Production Line	Collaboration	Remuneration	Line	Collaboration	Remuneration
Cochlear	242	—	—	584	766	—
Robelga SRL (formerly MINV SA)	—	—	66	—	—	—
Robert Taub	—	—	56	—	—	129
Kevin Rakin	—	—	66	—	—	68
Pierre Gianello	—	—	59	—	—	65
Jurgen Hambrecht	—	—	65	—	—	58
Rita Mills	—	—	65	—	—	64
Virginia Kirby	—	—	58	—	—	59
Wildman Ventures LLC	—	—	70	—	—	86
Total	242	—	505	584	766	529
Amounts outstanding at year-end	—	—	110	—	—	110

For the period ended December 31, 2024, our non-executive directors were: Robert Taub (until June 12, 2024), Robelga SRL (permanently represented by Robert Taub) (as from June 12, 2024), Jürgen Hambrecht, Kevin Rakin, Rita Johnson-Mills, Virginia Kirby, Wildman Ventures LLC (permanently represented by Daniel Wildman) and Pierre Gianello. During the period ended December 31, 2024, all our non-executive directors were granted “RSUs” in accordance with the Company’s remuneration policy. None of the non-executive directors were granted warrants during the period ended December 31, 2024. The warrant expense under IFRS 2 related to the warrants that were granted to the non-executive directors prior to the period ended December 31, 2024 amounted to €218,000 for the period ended December 31, 2024 (€0.7 million for the period ended December 31, 2023).

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which they agreed to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. A new Statement of Work was entered into on June 8, 2020. Under this agreement, Cochlear is working with the Company in developing and enhancing the next generation implantable stimulator. This collaboration agreement lead to financial impact of € 182,000 for the year ended December 31, 2023, compared to €2.0 million for the year ended December 31, 2022. In January 2023 parties signed an additional statement of work related to the transfer of assets and related support for the setting up of a production line in the US. This additional statement scope of work led to a financial impact of €0.6 million for the year ended December 31,2023 and was recognized as part of assets under construction. All statements of work were completed in 2023.

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

Effective as of October 1, 2024, the Company entered into a collaboration agreement with Man & Science SA to develop a miniaturized injectable neuromodulation device. The Company retains exclusive rights for its use in treating obstructive sleep apnea.

33.3.   Relationship and transactions with members of key management

For the period ended December 31, 2024, our key management consisted of the members of executive management: Olivier Taelman (CEO for the full year), Loic Moreau (CFO until November 4, 2024), John Landry (CFO as from November 4, 2024), Scott Holstine (CCO as from July 15, 2024) and Bruno Onkelinx (CTO for the full year).

From September 1, 2021 until August 19, 2024, Olivier Taelman performed his function as CEO of the Company on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman. As from August 19, 2024, Olivier Taelman temporarily relocated to the U.S. Since then, he performs his function as CEO of the Company partially on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman and partially as employee of Nyxoah Inc.

Loïc Moreau and Bruno Onkelinx are employees of Nyxoah SA. John Landry and Scott Holstine are employees of Nyxoah Inc.

All members of our key management were granted warrants during the period ended December 31, 2024.

34.Events after the Balance-Sheet Date

On January 30, 2025, the Board of Directors, within the framework of the authorized capital, issued 805,000 warrants giving each the right to subscribe to one common share of the Company.