Form 20-F
period 2025-12-31
Nyxoah SA
filed 2026-03-26
CIK 1857190

As filed with the Securities and Exchange Commission on March 26, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary shares, no nominal value per share: 43,026,460, as of December 31, 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐  No  ☒

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.Offer Statistics and Expected Timetable

Not Applicable.

Item 3.Key Information

A.	[Reserved]
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Associated With Our Business

●	We have a limited operating history, have incurred losses in each period since our inception and may not be able to achieve or maintain profitability in the future.
●	Our future financial performance depends on the commercial acceptance of the Genio system in target markets.
●	We will require additional capital in the future, which may not be available to us on commercially favorable terms, or at all. More specifically, there is substantial doubt about our ability to continue as a going concern for a period of at least twelve months from the date of this Annual Report and our ability to continue as a going concern will depend on our ability to obtain additional funding, as to which no assurances can be given as of the date of this Annual Report. We refer to the disclosure in this respect in note 5.1 to our consolidated financial statements and the emphasis of matter paragraph in respect of going concern in the report of the Independent Registered Public Accounting Firm found elsewhere in this Annual Report.

●	Even though we have obtained certification, a CE-Mark, in Europe for the Genio system based on first positive clinical trial results, there is no guarantee that we will be able to maintain our current certification or to obtain additional certification or marketing authorizations in other jurisdictions, including the United States, or that the results from our ongoing and planned clinical trials will be sufficient for us to obtain or maintain such certifications or authorizations.
●	We may not receive, or may be delayed in receiving, the necessary marketing authorizations or certifications for our Genio system or any future product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates would have a material adverse effect on our business.
●	Even if we receive marketing authorizations, clearances or certifications in our target markets to commercialize the Genio system or any product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives that could harm our business.
●	A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, could materially and adversely affect our business and our financial results and cause a disruption to our research, development and commercialization efforts.
●	A loss or degradation in performance of the suppliers on which we depend for services and components used in the production and assembly of the Genio system could have a material effect on our business, financial condition and results of operations.
●	We may not be able to manufacture or outsource manufacturing of the Genio system in sufficient quantities, in a timely manner or at a cost that is economically attractive.
●	Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.
●	The Genio system is still unapproved in certain significant markets, such as the United States market, and seeking and obtaining regulatory authorization or certification for active implantable medical devices can be a long, expensive and uncertain process.
●	Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
●	We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology or loss of data, including any cyber security incidents, could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability which could harm our ability to operate our business effectively and adversely affect our business and reputation.
●	Our inability to fully protect and exploit our intellectual property and trade secrets may adversely affect our financial performance and prospects.
●	The dual listing of our ordinary shares may adversely affect the liquidity and value of the ordinary shares.
●	We or the third parties upon which we depend may be adversely affected by general political, unstable market and economic conditions and other events beyond our control and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
●	Climate change or legal, regulatory or market measures to address climate change may negatively affect our business, results of operations, cash flows and prospects.
●	In connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2025, we identified material weaknesses in our internal control over financial reporting. Additionally, we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or prevent fraud.

Risks Related to Our Financial Position

We have a limited operating history, have incurred losses in each period since our inception and may not be able to achieve or maintain profitability in the future.

We were incorporated in 2009, obtained certification (CE-Mark) for our Genio system in March 2019, had our first commercial sales in Germany in July 2020, received FDA approval for our Genio system in August 2025 and had our first commercials sales in the United States in September 2025. In 2025 we generated €10.0 million of sales from the Genio system compared to €4.5 million in 2024. We have incurred operating losses and negative operating cash flows in each period since we were incorporated in 2009, including operating losses of €83.5 million and €58.8 million and negative operating cash flows of €69.0 million and €49.2 million for each of the years ended December 31, 2025 and December 31, 2024, respectively. As of December 31, 2025, we had an accumulated deficit of €306.0 million. These losses have resulted primarily from costs incurred in the development of our Genio system, as well as from general and administrative costs associated with our operations and manufacturing.

We will continue to invest in the continued development of our technology and the Genio product line, seek to expand manufacturing and sales and marketing capabilities, seek further regulatory clearances, certifications, approvals and marketing authorizations for the Genio system, and incur the additional costs associated with being a public company in the United States, most notably Sarbanes-Oxley compliance. In June 2020, we obtained approval from the FDA under an investigational device exemption, or IDE, to begin our pivotal trial, the dual-sided hypoglossal nerve stimulation for the treatment of obstructive sleep apnea, or DREAM, trial. The aim of the DREAM trial was to support market authorization of the Genio system in the United States, as well as to support obtaining coverage and reimbursement more generally. In August 2025, we received FDA approval for our Genio system. We expect our total operating expenses to increase as we expand our sales and marketing capabilities in the United States.

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

The Genio system is currently our only commercial product, which we market among others in certain European countries as well as in the United States, and our success depends entirely upon its market acceptance and adoption by physicians, payors and patients. The Genio system may not gain commercial acceptance in target markets. If we fail to gain and maintain commercial market acceptance of the Genio system in our target markets, for instance, because of insufficient price and reimbursement levels from government and third-party payors, competition, or the inability to demonstrate the benefits and cost-effectiveness of the Genio system compared to other products available on the market, the amount of revenue generated from sales of the Genio system in the future could continue to be limited, and could even decrease over time.

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

We expect to incur significant expenses and operating losses over the next few years, and we may need to raise additional capital in the future. We have so far been financed primarily by funds invested by our shareholders, including in connection with our initial public offering on Euronext Brussels in September 2020, the listing of our ordinary shares on the Nasdaq Global Market in July 2021, the issuance of ordinary shares in a public offering in May 2024 and the sale of ordinary shares via an at the market offering. In July 2024, we entered into a €37.5 million loan facility agreement with the European Investment Bank, and, in November 2025, we secured €22 million in financing through the issuance shares in a private placement in Europe and a registered direct offering in the United States, combined with a convertible bond financing of up to €45.0 million. Based on our current operating plan and our existing cash and cash equivalents of €30.0 million and financial assets of €18.0 million as of December 31, 2025, and taking into account the full convertible bond financing, as well as the second tranche under the Company’s existing loan facility agreement with the European Investment Bank (for which the possibility to draw depends on a revenue milestone that the Company expects to meet in the first half of 2026), the Company’s cash runway is expected to be extended into the first quarter of 2027, which means that we may not be able to fund our operations for at least 12 months as from the date of this Annual Report. However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our financial resources much faster than currently expected. Pursuant to the requirements of IAS 1.25-26, Presentation of Financial Statements - Going Concern, and as a result of our financial condition and other factors described herein, there is substantial doubt about our ability to continue as a going concern for a period of at least twelve months from the date of this Annual Report. See Note 5.1 to our consolidated financial statements found elsewhere in this Annual Report. Our ability to continue as a going concern will depend on our ability to obtain additional funding, as to which no assurances can be given. Our future success depends on our ability to raise capital and/or execute our current operating plan. Any future funding requirements will depend on many factors, including without limitation:

●	acceptance of our Genio system by patients, physicians, government payors, private payors, and the market generally in our target markets;
●	the scope, rate of progress, cost and outcomes of current or future clinical trials;
●	the cost and timing of obtaining additional regulatory clearances, approvals, classifications, certifications or other marketing authorizations for the Genio system;
●	the cost and timing of establishing additional sales and marketing capabilities;
●	the cost of research and development activities;
●	the cost of filing and prosecuting patent applications and other intellectual property rights and defending and enforcing our patents or other intellectual property rights in various jurisdictions;
●	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;
●	the cost associated with any complications or side effects related to the use of the Genio system;
●	costs associated with any product recall that may occur;
●	the effect of competing technological and market developments;
●	the extent to which we acquire or invest in products, technologies and businesses, although we currently have no commitments or agreements relating to any of these types of transactions; and
●	the costs of operating as a public company in Belgium and the United States.

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

Covenants under the Bond Instrument, as supplemented, relating to our €22.5 million Amortising Senior Unsecured Convertible Bonds due 2028 and any future debt arrangements may result in the acceleration of outstanding indebtedness and limit the manner in which we operate.

The Bond Instrument, dated as of December 18, 2025, as supplemented by the First Supplemental Bond Instrument, dated as of February 2, 2026, relating to our €22.5 million Amortising Senior Unsecured Convertible Bonds due 2028 contains customary terms and covenants, as well as customary events of default, after which the bonds may be due and payable immediately, including defaults related to payment compliance, failure to deliver ordinary shares, material breaches of representations and warranties, covenant compliance, and bankruptcy, reorganization or liquidation events,.

In addition, the Bond Instrument contains, and any future indebtedness we incur may contain, various negative covenants that restrict or may restrict, among other things, our ability to:

●	create or permit to subsist any mortgage, charge, pledge, lien or other security interest without first securing the obligations under the Bond Instrument;
●	create, incur, assume or otherwise become liable in respect of additional indebtedness;
●	enter into a transaction or series of transactions to sell, lease, transfer or otherwise dispose of assets or enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction, subject to certain exceptions;
●	enter into any transactions with affiliates, unless on terms that could be obtained in an arm’s-length transaction;
●	cause or permit to exist any consensual encumbrance or restriction on our ability to perform and comply with obligations pursuant to the Bond Instrument; and
●	amend, modify, or vary any term of the existing EIB Facility or enter into any new agreements, instruments or other arrangements with the European Investment Bank that could reasonably be expected to impair, prohibit or limit our ability to perform our obligations under the Bond Instrument;

As a result, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities, repurchase our ordinary shares or finance future operations or capital needs.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. If we are unable to make our installment payments in cash, we may be forced to issue a significant number of ordinary shares which could dilute existing shareholders. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Any loss or decrease of subsidies, reimbursable cash advances and tax reductions may affect our financial resources.

Since September 2011, we have received financial support from the Walloon Region in the form of recoverable cash advances and subsidies. In March 2018, in accordance with Section 27A of the Australian Industry Research and Development Act 1986, the Australian Government gave notice to Nyxoah Pty Ltd, our Australian subsidiary, of registration for the research and development, or R&D, tax incentive from the 2017/2018 income year. This incentive represents 48.5% of the yearly eligible R&D expenditure. In October 2023, we received confirmation from the Walloon Region that we can apply tax credits in Belgium on eligible R&D investments. All these subsidies and reimbursable cash advances increased our financial resources to support R&D and clinical development projects. However, we cannot predict whether we or our subsidiaries will continue to benefit from such incentives and/or advantages and/or to what extent. The repayment obligations with respect to the financial support from the Walloon Region will also have the effect of reducing our profitability until fully repaid.

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

Risks Related to Development of Our Products and Product Candidates

Even though we have obtained CE-Mark approval in Europe and FDA approval in the United States for the Genio system, there is no assurance that we will be able to maintain these marketing authorizations or to obtain additional certifications or marketing authorizations in other jurisdictions, or that the results from our ongoing and planned clinical trials will be sufficient for us to obtain or maintain such certifications or authorizations.

Even though we have obtained CE-Mark approval in Europe for the Genio system based on positive results from our BiLAteral hypoglossal nerve stimulation for treatment of Obstructive Sleep Apnea, or BLAST, clinical trial, and FDA approval in the United States based on our Dual-sided hypoglossal neRvE stimulAtion for the treatMent of Obstructive Sleep Apnea, or DREAM, clinical trial, there is no assurance that ongoing or future clinical trials we may conduct to support further marketing authorizations, certifications or clearances (or to maintain existing ones) will be successful or that the Genio system will perform as intended. We may be required to develop more clinical evidence than we currently anticipate before we are able to demonstrate to the satisfaction of regulatory authorities that the Genio system is safe and effective for its intended use, if ever.

To obtain and maintain regulatory approvals and authorizations, manufacturers must comply with the applicable regulatory requirements in the jurisdictions where they operate. In Europe, that includes demonstrating conformity with the applicable requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC), the Active Implantable Medical Devices Directive (Council Directive 90/385/EEC) or Medical Device Regulation (EU) 2017/745 of the European Parliament, including requirements relating to safety and performance. In the United States, manufacturers seeking approval through the PMA process must provide valid scientific evidence, which typically includes extensive preclinical testing and, in most cases, one or more clinical studies, to demonstrate that a device is safe and effective for its intended use.

However, if the Genio system causes or contributes to patient injuries or other adverse events, or if other significant issues arise, we could face increased regulatory scrutiny and legal challenges, be required to conduct additional clinical trials, or risk losing existing certifications or authorization, which could adversely affect our business and damage our reputation as a company.

If we fail to obtain regulatory authorizations in other countries for existing or future product candidates, we will not be able to commercialize these product candidates and technologies in those countries.

In order for us to market the Genio system in countries outside of the United States, we must comply with extensive safety and quality regulations in those countries relating to product quality, safety and efficacy. These regulations, including requirements for obtaining marketing authorization and the time required for regulatory review, vary from country to country. Failure to obtain marketing authorization in any foreign country in which we plan to market the Genio system could adversely affect our ability to generate revenue and harm our business.

Marketing authorization requirements and processes vary between countries and can involve additional product testing and administrative review periods. The time required to obtain marketing authorization in other countries might differ from that required to obtain CE-mark or FDA approvals. The pre-market review and authorization process in other countries may involve risks similar to those associated with the EU CE-marking process and the FDA’s device marketing authorization processes, as well as other potential risks relating to delays, refusals, or uncertainties in the application preparation, submission, and review procedures specific to those countries.

Regulatory authorization of a medical device in one country does not ensure regulatory authorization in another, but a failure or delay in obtaining marketing authorization in one country may negatively affect the regulatory review or authorization processes in other countries. Any failures to obtain, or delay in obtaining, regulatory authorization outside the United States could have adverse effects similar to those associated with delays or failures in obtaining FDA authorization in the United States.

We may not receive, or may experience delays in receiving, the necessary marketing authorizations or certifications for any future product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates could have a material adverse effect on our business.

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

The PMA approval, 510(k) clearance and De Novo classification processes can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process can take anywhere from three to 12 months or longer to complete. The process of obtaining a PMA or De Novo classification is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, PMAs and De Novo classification requests generally require the applicant to have conducted one or more clinical trials. In connection with the review of a PMA application, the FDA generally conducts a pre-approval inspection (PAI) of one or more manufacturing facilities to evaluate compliance with applicable quality system regulations, and any deficiencies identified during such inspection may delay or prevent approval.

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

In the EU, new products and certain product modifications require conformity assessment under the Medical Device Regulation (EU) 2017/745 including review by a Notified Body and evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance, that its risks, are acceptable when weighed against the benefits, and that any claims made about the performance and safety of the device are supported by suitable evidence. Obtaining CE mark approval for future products or modifications may require additional clinical evidence, product testing or documentation beyond what we currently anticipate. If we are unable to meet these requirements, or if a Notified Body disagrees with our assessment of the data, we may not obtain CE marking on a timely basis, or at all, which would prevent us from marketing the affected products in the EU and the EEA.

Following the end of the “Brexit” transition period, from January 1, 2021 onwards, the UK Medicines and Healthcare products Regulatory Agency, or MHRA became responsible for the medical device market in the UK, which consists of Great Britan (England, Scotland and Wales) and Northern Ireland. Medical devices placed on the UK market must be registered with the MHRA, and manufacturers based outside the UK must appoint a UK Responsible Person to register devices, which increases our administrative burden and compliance costs.

While Great Britain will continue to recognize CE markings for devices compliant with the MDR until June 30, 2030, devices placed on the market after such date will require a UK Conformity Assessed (UKCA) mark. In contrast, devices placed on the market in Northern Ireland continue to be subject largely to EU medical device rules. Because UKCA marking alone is not recognized in the EU, we may be required to obtain separate regulatory authorizations in the UK and EU for the same product. As a result, we may be required to comply with multiple regulatory frameworks in order to market new or modified products within the UK and EU, which could increase the time and cost required to launch products in such markets.

Swtizerland’s medical device regulatory framework is largely aligned with the MDR, and CE marked devices are generally recognized subject to Swiss-specific requirements. In order to place products on th emarket in Switzerland, manufacturers who are not based in Switzerland must appoint a Swiss Authorized Representative (CH-Rep). Failure to appoint a CH-Rep could prevent us from marketing new products in Switzerland. In addition, the requirement to appoint and maintain a CH-Rep may increase our compliance costs and administrative burden.

Other jurisdictions in which we may seek to market our products impose their own regulatory requirements, which may require additional testing, documentation or approvals and could result in further delays or increased costs.

Regulatory authorities or conformity assessment bodies (such as Notified Bodies) can delay, limit or deny marketing authorization or certification of a device for many reasons, including:

●	our inability to demonstrate to the satisfaction of applicable regulatory authorities or conformity assessment bodies that our products meet safety and performance requirements for their intended uses;
●	disagreement by regulatory authorities or conformity assessment bodies with the design or implementation of our clinical trials or the interpretation of data from non- clinical studies or clinical trials;
●	serious or unexpected adverse device effects experienced by participants in our clinical trials;
●	insufficient data from our non-clinical studies or clinical trials to support marketing authorization or certification, where required;
●	our inability to demonstrate that the clinical and other benefits of the device outweigh its risks;
●	manufacturing process or facilities that do not meet applicable regulatory requirements; and
●	changes in standards, policies or regulations that render our clinical data or regulatory submissions insufficient for marketing authorization or certification.

Modifications to the Genio system, or to any other products for which we obtain marketing authorization, may require us to obtain supplemental or new regulatory authorizations in the jurisdictions where such products are marketed, or may require us to recall or cease marketing the affected products until such additional authorizations are obtained.

In the United States, certain modifications to our products for which we have obtained marketing authorization may require the submission of PMA supplements or new PMA applications. If a modification is implemented to address a safety concern, we may also need to initiate a recall or cease distribution of the affected device. The FDA can review a manufacturer’s determination that a modification does not require a PMA supplement or new PMA application and may disagree, or may on its own initiative determine that submission of a PMA supplement or new PMA application is required.

We may make additional modifications to our products in the future that we believe do not require a supplemental or new marketing authorization. If we begin manufacture and distribution of the modified devices and the FDA later disagrees with our determination and requires the submission of a PMA supplement or new PMA application, we may also be required to recall the distributed modified devices and to stop distribution until we receive the required marketing authorization, which could have an adverse effect on our business. If the FDA does not approve the modified devices, we may need to redesign them, which could also harm our business.

When a device is commercialized in the United States without the required marketing authorization, the FDA has the authority to take enforcement actions such as issuing Warning Letters or bring additional enforcement actions, including injunction, seizure and recommending criminal prosecution to the U.S. Department of Justice. The FDA is more likely to initiate more severe enforcement actions when there is a serious risk to public health or safety or where corrective and preventive actions are inadequate to address the FDA’s concerns.

For those products sold in the EEA/EU, significant changes to the devices or substantial changes to our quality management system may require notification to, or approval by, an EU Notified Body. Where we determine that such modifications require new or supplemental marketing authorization, we may not be able to obtain such authorization in a timely manner, or at all. Delays in obtaining required authorizations could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn could harm our future growth.

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

We obtained CE-Mark certification in Europe for the Genio system in March 2019, commenced sales of the Genio system in Germany in July 2020, and are pursuing marketing activities in advance of commencing selling efforts in several other European countries. In the United States, we obtained FDA approval for the Genio system through the PMA process in August 2025 and have commenced commercialization in the U.S. market.

Before obtaining marketing clearance, approval or certification from regulatory authorities or Notified Bodies respectively for the sale of our Genio system, or any additional products we may develop, we must conduct clinical trials to demonstrate the safety and efficacy of the device in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing.

The outcome of prior clinical trials may not be predictive of the success of later clinical trials. For example, the positive outcome of our BLAST clinical trial, based on which we obtained certification for the Genio system in the EU, and of our DREAM trial based on which we obtained FDA approval for the Genio system in the United States, does not ensure that our ACCCESS or other future clinical trials such as BREATHE will be successful. Furthermore, interim results of a clinical trial do not necessarily predict final results. Product candidates in pivotal clinical trials may fail to show the desired safety and efficacy despite having progressed through non-clinical studies and earlier clinical trials. Many companies in the medical device industry have suffered significant setbacks in pivotal clinical trials after achieving positive results in earlier development, and we cannot be certain that we will not face such setbacks in the future.

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

The initiation and completion of clinical trials may be prevented, delayed, or halted for numerous reasons. We may experience delays in our clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:

●	we may be required to submit additional IDEs to the FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical trials, or place restrictions on the conduct of such trials;
●	regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials;
●	regulators and/or institutional review boards, or IRBs, or other bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;
●	we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;
●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
●	we might have to suspend or terminate clinical trials for various reasons, including occurrence of adverse events or other findings that the subjects in our clinical trials are being exposed to unacceptable health risks;
●	we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB or other bodies and/or regulatory authorities for re-examination;

●	regulators, IRBs, or other parties or bodies may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;
●	the cost of clinical trials may be greater than we anticipate;
●	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;
●	we may be unable to recruit a sufficient number of clinical trial sites;
●	regulators or other bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;
●	our ability to market Genio in the United States may be limited or eliminated should BREATHE study results be unacceptable;
●	approval policies or regulations of FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for approval; and
●	our current or future products may have undesirable side effects or other unexpected characteristics.

Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of any product candidate.

The U.S. Congress also recently amended the FDCA to require sponsors of a pivotal study of a new device to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must describe appropriate diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. Our ACCCESS trial is considered a pivotal trial but was initiated before the diversity action plan requirement became effective. For any future pivotal trials we plan to conduct for the Genio system or any other product candidate, we must submit a diversity action plan to the FDA by the time we submit a pivotal study protocol to the agency for review, unless we are able to obtain a waiver for some or all of the requirements for a diversity action plan. Initiation of such trials may be delayed if the FDA objects to our proposed diversity action plans for any future pivotal trial for our product candidates, and we may experience difficulties recruiting an adequately diverse population of patients in attempting to fulfill the requirements of any approved diversity action plan.

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

In order to conduct our clinical trials, we must recruit, screen and enroll eligible patients. Patients may be identified from the investigator’s own clinical practice or hospital or may be referred by another physician. Potential clinical trial participants must provide informed consent before undergoing certain clinical tests that are used to determine patient eligibility based on inclusion/exclusion criteria. As a result, at the time of informed consent, we do not know if a patient will be eligible to participate in the trial, so we will need to screen many more patients than we intend to enroll in order to meet our enrollment criteria. After a patient is determined to be eligible and is enrolled in the clinical trial, they must comply with the trial requirements and undergo periodic time-consuming tests, including a sleep test in a sleep lab. Not all patients who undergo screening will ultimately be eligible for enrollment in our clinical trials. Moreover, some of the enrolled participants may not comply with the requirements of the trial, thereby leading to poor or unusable data, or some may withdraw from the trial, which may compromise the results of the clinical trial.

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

Delays in subject enrollment or failure of trial subjects to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial. Patient enrollment in our clinical trials may be affected by many factors including:

●	the fact that the Genio system is an implantable device requiring clinical trial subjects to undergo surgery;
●	the existence of a competing device with long-term data supporting its safety and efficacy;
●	clinicians’ and patients’ perceptions as to the potential advantages and risks of the Genio system in relation to other available therapies, including any new product candidates that may be approved for the indications we are investigating;
●	the size and nature of the patient population;
●	the severity of the disease under investigation;

●	the eligibility criteria for the trial in question;
●	subject compliance with the trial protocol;
●	the design of the clinical trial;
●	the referral practices of physicians;
●	limitations placed on enrollment by regulatory authorities or other bodies;
●	the ability to monitor trial subjects adequately during and after treatment;
●	the proximity and availability of clinical trial sites for prospective subjects;
●	the approval of other devices or therapeutics for the target indications;
●	efforts to facilitate timely enrollment;
●	other clinical trials competing for the same target patients as those of our clinical trials; and
●	the necessity for the trial subjects to dedicate their time to multiple visits to the clinic and/or sleep lab for tests, including a sleep test in a lab, forming part of the clinical trial.

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

As is the case with implantable medical devices generally, it is likely that there may be side effects and adverse events associated with the use of our Genio system or any future product candidate. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. SAEs or undesirable side effects caused by, or other unexpected properties of, our product candidates could cause us, an IRB or regulatory authorities or other bodies to interrupt, delay or halt clinical trials of one or more of our product candidates and could result in a more restrictive label or the delay or denial of marketing approval or certification by the FDA, Notified Bodies or comparable non-U.S. regulatory authorities. If any of our product candidates is associated with SAEs or undesirable side effects or has properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many medical devices that initially showed promise in clinical trials or earlier stage testing have later been found to cause undesirable or unexpected side effects that prevented further development of the device. Additionally, if any of our future product candidates receives marketing authorization from the FDA, the side effects observed in clinical trials could result in a more restrictive label than we anticipate.

Risks Related to Commercialization and Reimbursement

Our product, including the Genio system, may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives that could harm our business.

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

We have only limited experience in marketing and selling our Genio system. To achieve commercial success, we will need to keep expanding our internal sales and marketing organization to commercialize the Genio system in markets that we will target directly, such as Germany, Austria, Switzerland and the United Kingdom. Expanding our sales and marketing team further will entail recruiting additional managerial, operational, financial and other employees, which is expensive and time-consuming and could delay product launches.

For example, as we increase marketing and commercialization activities for the Genio system in the United States, we intend to build a direct sales force. We have no experience marketing and selling the Genio system in the United States. Commercializing the Genio system in the U.S. market will require us to hire, develop, grow and retain a U.S. marketing and sales organization, which requires significant investment in recruiting and training. There is significant competition for marketing and sales personnel experienced in medical device sales. Once we hire such personnel, we expect to provide them with in-depth training, which can be lengthy, because it will require significant education for new marketing and sales representatives to achieve the level of clinical competency with the Genio system that physicians expect. Upon completion of training, our sales representatives will require lead time in the field to grow their network of accounts and achieve productivity levels we expect them to reach in each individual territory. If we are unable to attract, motivate, develop and retain a sufficient number of qualified sales personnel, and if our sales representatives do not achieve the productivity levels we expect them to reach, our revenue will not grow at the rate we expect, and our financial performance will suffer.

If the commercial launch of the Genio system in any jurisdiction for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. In addition, our sales efforts may be hindered in target markets if we fail to develop and, as applicable, obtain marketing authorization for complementary products.

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

Competition from medical device companies, medical device subsidiaries of large healthcare and pharmaceutical companies, and drug companies is intense and expected to increase.

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

We consider other companies that have designed hypoglossal nerve stimulation technologies to treat OSA as direct competitors. We are aware of only one other marketed nerve stimulation device for the treatment of OSA, the Inspire Medical system marketed by Inspire Medical Systems, Inc., and one other nerve stimulation system for the treatment of OSA currently not actively commercialized in Europe from ImThera/ LivaNova PLC. The Inspire Medical system is currently the only other neuro stimulation system approved to treat moderate to severe OSA in the United States. Additionally, we also consider, as indirect competition, invasive surgical treatment options such as uvulopalatopharyngoplasty and maxillomandibular advancement surgery, and, to a lesser extent, mandibular advancement devices, which are primarily used in the treatment of mild to moderate OSA.

Glucagon-like peptide 1 (GLP-1s), a class of drug initially indicated for diabetes and obesity, gained popularity as a weight-loss drug beginning in 2023. In 2024, GLP-1s, also received a clinical indication for the treatment of OSA. Although we believe that there could be a benefit to our business as a result of GLP-1s, there can be no assurance of such benefit. If GLP-1s are successful in treating OSA, demand for our Genio system could be reduced and could have a material adverse effect on our sales, financial condition and results of operations.

Other competition could emerge from drug companies with products such as Apnimed’s AD109 molecule. AD 109 is an investigational, first-in-class, once-daily oral pill designed to treat obstructive sleep apnea (OSA) by targeting the neurobiology of the upper airway muscles. It aims to prevent airway collapse during sleep, addressing a major unmet need for patients who cannot tolerate CPAP therapy. The product is in phase 3 clinical development.

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

A pandemic, epidemic, or outbreak of an infectious disease could materially and adversely affect our business and our financial results and cause a disruption to our research, development and commercialization efforts.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. The extent to which a pandemic, such as the COVID-19 pandemic in recent years, or similar outbreak could impact our operations or those of our collaborators, vendors and other material business relations would depend on many factors which are highly uncertain and cannot be predicted at all, including the duration of the outbreak, the severity of the virus and the actions to contain it or treat its impact, among others.

Risks Related to Our Dependence on Third Parties and on Key Personnel

A loss or degradation in performance of the suppliers on which we depend for services and components used in the production and assembly of the Genio system could have a material effect on our business, financial condition and results of operations.

The Genio system requires customized components and services that are currently available from a limited number of sources. If these suppliers decide not to supply, are unable to supply, or if they provide us with components or services of insufficient quality, this could harm our reputation and business by affecting, for example, product availability and performance. Our suppliers might not be able or willing to continue to provide us with the components or services we need, at suitable prices or in sufficient quantity or quality. If any of our existing suppliers is unable or unwilling to meet our demand for components or services, or if the services or components that they supply do not meet quality and other specifications, clinical trials or sales of the Genio system could be delayed or halted, which could prevent us from achieving or maintaining profitability. For instance, we currently rely on a single source supplier for a number of critical components to the Genio system. We are seeking to qualify additional suppliers for certain of our components. The addition of a new supplier to the production process generally requires extensive evaluations, testing and regulatory approval, making it difficult and costly for us to diversify our exposure to single source suppliers. In addition, if we have to switch to a replacement supplier for any of our product components or for certain services required for the production and assembly of the Genio system such as, for example, sterilization of product components, or if we have to commence our own manufacturing to satisfy market demand, we may face delays, and the manufacturing and delivery of the Genio system could be interrupted for an extended period of time, which could delay completion of our clinical trials or commercialization and prevent us from achieving or maintaining profitability. Alternative suppliers may be unavailable, may be unwilling to supply, may not have the necessary regulatory approvals or certifications, or may not have in place an adequate quality management system. Furthermore, modifications to a service or component made by a third-party supplier could require new approvals or certifications from the relevant regulatory authorities before the modified service or component may be used.

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

In addition, our suppliers may discontinue their supply of components or services upon which we rely before the end of the product life of the Genio system. The timing of a discontinuation in supply of components or services may not allow us sufficient time to develop and obtain any regulatory authorizations or certifications as required for replacement components or services before we exhaust our inventory. If suppliers discontinue their supply of components or services, we may have to pay premium prices to our suppliers to keep their production or service lines open or to obtain alternative suppliers, buy substantial inventory to last until the scheduled end of life of the Genio system or through such time as we have an alternative component developed and authorized by the regulatory authorities, or temporarily cease supplying the Genio system once our inventory of the affected component is exhausted.

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

Expedited, reliable shipping is essential to our operations since the components of the Genio system are manufactured to our specifications by third-party suppliers in various jurisdictions, with assembly of such components in our facilities in Belgium or by our contract manufacturer in the United States. Expedited, reliable shipping is also essential to ship our products to our customers. As a result, we rely heavily on providers of transport services for reliable and secure point-to-point transport of the key components of the Genio system to our facility and for tracking of these shipments, as well as for reliable transport of our product to our customers. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any components, it would be costly to replace such components in a timely manner and such occurrences, if they resulted in delays to the assembly and shipment of the completed Genio system to customers, may damage our reputation and lead to decreased demand for the Genio system and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for the Genio system on a timely basis.

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

We expect to be required to significantly increase manufacturing volumes as clinical trials on the Genio system are expanded and the Genio system is commercialized. The capacity of our manufacturing facility in Milmort, Belgium, along with our contract manufacturer in the United States, is expected to cover the Genio Implantable Stimulator demand for 2026. Manufacturing of the Genio Activation Chip, the Genio Charging Unit and the Genio External Stimulator is mostly outsourced to third party contract manufacturing organizations. In order to support future demand for the Genio system, we announced an investment to further expand our manufacturing capacity to support worldwide growth by entering a nine-year lease of 2,000 square meters for a state of the art cleanroom. We expect this facility to be fully operational in 2027. Opening a new manufacturing facility could involve significant additional expenses, including for the construction of a new facility, the movement and installation of key manufacturing equipment, the modification of manufacturing processes and for the recruitment and training of new team members. In addition, we must also notify, and in most cases obtain approval from, regulatory authorities regarding any changes or modifications to our manufacturing facilities and processes, and the regulatory authorities might not authorize us to proceed or might delay the process significantly.

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

Our Genio system is regulated as a medical device in the United States and other jurisdictions where our product is made available. We and our products are subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts in the jurisdictions where we operate. Such regulatory authorities regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration, device listing or licensing; marketing, sales and distribution; product classification and market authorization requirements; recordkeeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market studies, where required; and product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

Regulatory requirements and enforcement mechanisms vary by jurisdiction, and in the United States, the FDA enforces its regulatory requirements through, among other means, periodic announced or unannounced inspections. We do not know whether we or our contract manufacturers will be found substantially compliant with applicable regulations in connection with any future regulatory inspections. Failure to comply with applicable regulations could jeopardize our ability to sell the Genio system and any other product candidates, if they obtain marketing authorization, and result in enforcement actions such as: regulatory notices or warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future marketing authorizations; withdrawals or suspensions of marketing authorizations, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

The Genio system is still unapproved in certain significant markets, and seeking and obtaining regulatory authorization or certification for active implantable medical devices can be a long, expensive and uncertain process.

Applications for prior regulatory authorization in the countries where we intend to sell or market the Genio system and any other products we develop may require extensive non-clinical, clinical and performance testing. Such testing must be undertaken in accordance with the requirements of regulations established by the relevant regulatory agencies, which are complex and have become more stringent over time. We may be adversely affected by potential changes in government policy or legislation applicable to implantable medical devices. At the date of this Annual Report, we have obtained the regulatory authorizations required to market the Genio system and the Genio 2.1 system in the EU member states through CE-Marking, which is also valid in the European Economic Area, or EEA (which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland) and accepted in the United Kingdom and Switzerland under certain conditions. We also commercialize the Genio system in certain Middle Eastern markets, subject to applicable local regulatory requirements, as well as in the United States through FDA approval.

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

For example, in the United states, as a condition of our FDA approval, we are required to submit periodic reports to the FDA following marketing authorization, including annual reports and reports related to our post-approval studies. These reports include information about failures and certain adverse events associated with the device after its marketing authorization. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA may require additional regulatory action, where appropriate. As a result of these ongoing regulatory obligations,, we and our contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance, and quality control.

If we are not able to comply with applicable post-market regulatory requirements, we could have one or more marketing authorizations or certifications for our products withdrawn, suspended or restricted by regulatory authorities, and our ability to market any future products could be limited. This could in turn adversely affect our ability to achieve or sustain profitability. Thus, the cost of compliance with post-market regulations may have a negative effect on our operating results and financial condition.

Our failure to comply with applicable regulatory requirements could result in enforcement action by regulatory authorities in the jurisdictions where we operate, which may include, among other things: regulatory notices or warning letters; fines, injunctions, consent decrees and civil penalties; recalls, termination of distribution, administrative detention, or seizure of our products; customer notifications; repair, replacement or refunds; operating restrictions or partial suspension or total shutdown of production; delays in or refusal to grant our requests for future regulatory approvals, certifications or other marketing authorizations, including for new products, new intended uses or modifications to existing products; withdrawals or suspensions of any granted marketing authorizations or certifications, resulting in prohibitions on sales of our products; or criminal prosecution. Any of these sanctions could have a material adverse effect on our reputation, business, financial condition and results of operations.

In addition, regulatory authorities in the jurisdictions where we operate may change their regulatory requirements or authorization policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay the authorization of any product candidate under development or impact our ability to modify any products already authorized for market on a timely basis. Such regulatory changes could impose additional requirements upon us that could delay our ability to obtain or maintain marketing authorizations, increase the costs of compliance or restrict our ability to commercialize our products.

Failure to comply with the extensive regulations and approvals to which our manufacturing facilities and those of our third-party suppliers are subject may adversely affect our business.

We currently manufacture the Genio system and have entered into relationships with third-party suppliers to manufacture and supply certain components of the Genio system. Our manufacturing practices and the manufacturing practices of our third-party suppliers are subject to ongoing regulation and oversight by regulatory authorities in the jurisdictions where we operate.

In the United States, the methods used in, and the facilities used for, the manufacture of medical devices must comply with the FDA’s quality management system requirements, a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, and servicing of medical devices. Furthermore, we will be required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces its quality management system regulations through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. In other jurisdictions, regulatory authorities or designated conformity assessment bodies may conduct audits or other oversight activities to assess compliance with applicable manufacturing requirements.

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

Regulatory authorities in the jurisdictions where we operate closely regulate compliance with all requirements governing medical device products, including requirements pertaining to marketing and promotion of devices in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP guidelines and requirements. Violations of such requirements may lead to investigations or enforcement actions under applicable laws and regulations. For example, in the United States, enforcement actions may allege violations of the FDCA and other statutes, including the False Claims Act and other federal and state healthcare fraud and abuse laws as well as state consumer protection laws.

Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

●	litigation involving patients using our products;
●	restrictions on our products, manufacturers or manufacturing processes;
●	restrictions on the labeling or marketing of a product;
●	restrictions on product distribution or use;
●	requirements to conduct post-marketing studies or clinical trials;
●	regulatory notices or warning letters;
●	fines, restitution or disgorgement of profits or revenues;
●	consent decrees;
●	total or partial suspension or clinical hold of one or more of our clinical trials;
●	total or partial suspension or withdrawal of regulatory approvals or authorizations;
●	total or partial suspension of production or distribution;

●	delay of or refusal to approve pending applications or supplements to approved applications or to provide future market authorizations, certifications or approvals;
●	mandatory communications with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving us;
●	withdrawal of the products from the market;
●	mandatory product recalls or seizure of products;
●	damage to relationships with any potential collaborators;
●	unfavorable press coverage and damage to our reputation; or
●	injunctions or the imposition of civil or criminal penalties.

Any of the foregoing actions could significantly and negatively affect supply of the Genio system, if authorized for sale in applicable jurisdictions, and be detrimental to our reputation or result in significant costs or loss of revenues. If any of these events occurs, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

Our ability to continue to market and sell our products in the EU, the EEA and other jurisdictions that recognize or rely on CE marking may be materially impaired if we do not maintain ongoing compliance with the requirements of the EU Medical Devices Regulation.

On May 25, 2017, the EU Medical Devices Regulation 2017/745, or the MDR, entered into force, repealing and replacing Council Directive 93/42/EEC, or the Medical Devices Directive, and Council Directive 90/385/EEC, or the AIMD Directive. The MDR became fully effective on May 26, 2021. We obtained a CE Mark for the Genio 2.1 system under the MDR in July 2022.

Compliance with the MDR requires ongoing oversight, including periodic surveillance and review by Notified Bodies, and changes in regulatory requirements, interpretations or enforcement practices may affect the timing or cost of maintaining or modifying existing certifications or obtaining certifications for new products or product changes. The requirements under MDR may have an effect on the way we design and manufacture our products and product candidates and conduct our business in the EU and EEA. We cannot exclude the possibility of unexpected regulatory hurdles or delays in connection with ongoing MDR compliance or future product modifications. As a result product modifications or new product certifications may be subject to additional review requirements or extended timelines which could adversely affect our ability to introduce new products or implement change to existing products which could impact the growth of our business.

The EU-UK Trade and Cooperation Agreement, or TCA, came into effect on January 1, 2021. As a result of Brexit, the regulatory regime for medical devices in the UK differs from that in the EU. CE-markings will continue to be recognized in the UK, and certificates issued by EU-recognized Notified Bodies will be valid in the UK, until the earlier of June 30, 2028 or the expiration of the certificate for devices compliant with the MDD or AIMDD or until June 30, 2030 for devices compliant with the MDR. Following the end of the applicable transition periods, medical devices placed on the UK market will require the UK Conformity Assessed, or UKCA, marking. In contrast, UKCA marking and certificates issued by UK Notified Bodies will not be recognized on the EU market.

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

We have developed and maintain a quality management system for medical devices intended to ensure that our design, manufacturing and quality system activities comply with applicable regulatory requirements. The system is designed to comply with the applicable regulatory requirements in the jurisdictions where our products are available, including the FDA’s Quality Management System Regulation (QMSR) in the United States and the requirements of the MDR in the European Union, and is aligned with the international standard ISO 13485 which is widely used to support compliance with quality management system requirements in various jurisdictions.

Compliance with regulations for quality management systems for medical device companies is time consuming and costly, and there are changes in such regulations from time to time. For example, quality management system requirements and applicable standards, including ISO 13485:2016, may be updated or interpreted differently over time. While management believes that we are compliant with existing quality management system regulations for medical device companies as of the date of this Annual Report, it is possible that we may be found to be noncompliant with new or existing regulations in the future. In addition, we may be found to be noncompliant as a result of future changes in, or interpretation of, the regulations for quality systems. If we do not achieve compliance or subsequently become noncompliant, regulatory authorities may require that we take appropriate action to address non-conformance issues identified in a regulatory audit, and may, if we do not take such corrective actions in a timely manner, withdraw marketing authorizations or certifications, or require product recall or take other enforcement action.

Our external vendors must, in general, also comply with the quality systems requirements, and may be expected to conform to ISO 13485 or equivalent standards, depending on the jurisdiction and scope of services they provide. Any of our external vendors may become noncompliant with quality systems regulations or applicable quality standards, which could result in enforcement action by regulatory authorities, including, for example a warning letter from the FDA and/or a requirement to withdraw from the market, suspend distribution, or restrict the export or use of products manufactured by one or more of our vendors.

Any change or modification to a device (including changes to the manufacturing process) may require supplemental filings to regulatory authorities or new submissions for marketing authorization or certification (depending on the jurisdiction) and must be made in compliance with appropriate quality system regulations, which may cause interruption to or delays in the marketing and sale of our products. Regulations and laws regarding the manufacture and sale of medical devices are subject to future changes, as are administrative interpretation and policies of regulatory agencies. If we fail to comply with such laws and regulations where we would intend to market the Genio system, we could be subject to enforcement action including recall of our device, withdrawal of approval, authorization, certification or clearance and civil and criminal penalties. If any of these events occur, it may materially and adversely affect our business, financial condition, results of operations and prospects.

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

All medical devices have associated risks. Regulatory authorities regard active implantable medical devices, or AIMDs, as the highest risk category of medical devices and, accordingly, AIMDs are subject to a high level of scrutiny when seeking regulatory approval or other marketing authorization. As a result, the Genio system is subject to extensive regulatory review, and failure to meet applicable regulatory requirements could delay, suspend or prevent continued marketing of the device. Although the Genio system has been permitted to bear the CE-Mark under the MDR, continued compliance is required and may be affected by changes in regulatory expectations, interpretations or enforcement practices.

Medical devices authorized for marketing in the European Union need to comply with the general safety and performance requirements laid down in the MDR and, in particular, demonstrate that they are designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others (that the potential benefits outweigh potential risks). In addition, medical devices must achieve the performance intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner.

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

Regulatory authorities in the jurisdictions where we market devices have the authority to require the recall of commercialized medical devices in the event of material deficiencies or defects in design or manufacture of a device or in the event that a device poses an unacceptable risk to health. For example, in the United States, the FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall any of our devices if any material deficiency or risk associated with such devices is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects, post-market safety findings, or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, regulatory authorities may require, or we may decide, that we will need to obtain new marketing authorizations for the device before we may market or distribute the corrected device. Seeking such authorizations may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, which, depending on the jurisdiction, may include warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the applicable regulatory authorities or certification bodies. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification; however, if the regulatory authority disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could also harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

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

Any marketing authorization or certification we may receive for our products will be limited to specified indications for use, and we must also comply with requirements concerning advertising and promotion of the system. Promotional communications with respect to medical devices are subject to a variety of legal and regulatory restrictions and must be consistent with the device’s authorized intended use, data from any clinical trials, and established specifications. Thus, we will not be able to promote the Genio system for indications or uses for which it is not authorized.

We train our marketing personnel and direct sales force not to promote the Genio system for uses outside of the authorized indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label, which could harm our reputation in the marketplace among physicians and patients.

If a regulatory authority determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions. For example, in the United States, such actions by the FDA may include the issuance or imposition of a warning letter or an untitled letter (which is used to notify regulated entities of violations that do not necessitate a warning letter) injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or other enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. Although we provide training and educational materials to healthcare providers regarding the use of our devices, such training may be insufficient, inconsistently applied, or not followed in practice. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

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

The collection and use of personal (health) data in the European Union and European Economic Area, or EEA, is governed by the GDPR. Since we are located in the European Union, we are subject to the GDPR when we process personal data from anywhere in the world for purposes of our business in the EEA. The territorial reach of the GDPR also includes the activities of businesses located outside of the EEA that relate to the businesses’ provision of goods or services to residents in the EEA, or monitoring the behavior of people in the EEA. We are therefore also subject to the GDPR even where our data processing activities take place outside of the European Union and relate only to our business outside of the European Union to the extent that such activities involve personal data of individuals located in the European Union and relate to our offer of goods or services to them, or to our monitoring of their behavior. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive personal data” which includes genetic data and data concerning one’s health and we may be required to put in place additional mechanisms to ensure compliance with such data protection rules. This may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations and prospects.

On a general note, failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million or 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR). If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.

The GDPR also regulates the transfer of personal data to third countries. Such transfers are authorized to the extent they meet the conditions laid down in the GDPR for such transfers. The GDPR provides for different means for personal data to be legally transferred to third countries, including adequacy decisions, appropriate safeguards such as standard contractual clauses, and binding corporate rules. Certain legal developments in Europe have created complexity and uncertainty regarding such transfers, especially when it comes to transfers to the United States of America.

Navigating transfers of personal data to US-based organizations has not been easy in recent years, following legal challenges brought against several international data transfer instruments set forth under the GDPR. On July 16, 2020, for instance, the Court of Justice of the European Union, or CJEU, invalidated, by means of the so-called Schrems II-judgment, the EU-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. US laws were considered falling short of guaranteeing EU individuals an essentially equivalent level of data protection as in the EU due to far-reaching possibilities of surveillance that existed under US national security laws. Following the Schrems-II judgment, organizations transferring personal data to the US relied on standard contractual clauses. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate third country personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. Uncertainties were lifted with the adoption by the European Commission of a new adequacy decision relating to transfers of personal data to organizations participating in the Data Privacy Framework. On July 10, 2023, the European Commission adopted an adequacy decision for a new mechanism for transferring data from the EU to the United States, or the EU-U.S. Data Privacy Framework, which provides EU individuals with several new rights, including the right to obtain access to their data, or obtain correction or deletion of incorrect or unlawfully handled data, and allows U.S. companies to self-certify to the U.S. Department of Commerce their compliance with a set of agreed privacy principles in order to freely receive EU personal data. The adequacy decision followed the signing of an executive order introducing new binding safeguards to address the points raised in the Schrems II-judgment. Notably, the new obligations were geared to ensure that data can be accessed by U.S. intelligence agencies only to the extent necessary and proportionate and to establish an independent and impartial redress mechanism to handle complaints from Europeans concerning the collection of their data for national security purposes. The European Commission will continually review developments in the United States along with its adequacy decision. Adequacy decisions can be adapted or even withdrawn in the event of developments affecting the level of protection in the applicable jurisdiction. In this respect it must be noted that several privacy organizations are calling for such a withdrawal, and it seems that several changes undertaken by the Trump administration could lead to a degraded function of the EU-US Data Privacy Framework so that it is uncertain whether the CJEU would uphold it in a Schrems III-like case. New challenges of the EU-US Data Privacy Framework should be expected too, despite the General Court’s judgment of September 3, 2025 rejecting the first legal challenge brought against the adequacy decision.

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

While in early 2025, the European Commission withdrew its proposed Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, the 2019 Planet49 judgment of the CJEU and regulators’ recent guidance and increased enforcement activity are driving increased attention to cookies and other tracking technologies. Some regulators have started to enforce the strict approach in recent guidance; the Belgian Data Protection Authority for instance has been proactively looking for cookie infringements on (press) websites and placed those websites under scrutiny in recent case law. Moreover, the EDPB has published the Cookie Banner Taskforce Report, which identifies common minimum thresholds for the data protection authorities in relation to cookies. Compliance with existing and future rules concerning cookies and other tracking technologies could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users.

Further, in March 2017, the United Kingdom formally notified the European Council of its intention to leave the European Union pursuant to Article 50 of the Treaty on European Union. The United Kingdom ceased to be a European Union Member State on January 31, 2020, but enacted a Data Protection Act substantially implementing the GDPR, effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. Currently, the data protection laws of the UK and the EU remain closely aligned, which means that the UK also requires additional analysis of local laws and additional measures for transfers of personal data out of the UK to countries (including the U.S.) that have not been deemed by the UK to have adequate data protection laws. In relation to UK-EEA personal data transfers, these can freely continue provided that on the one hand the UK has deemed that the EEA has adequate data protection laws (i.e. we can freely transfer personal data from the U.K. to our business in Belgium or elsewhere in the EEA) and on the other hand the European Commission adopted on 28 June 2021 an adequacy decision for the UK, renewed on December 19, 2025. Contrary to its predecessor, the amended adequacy decision is a full adequacy finding. This means that organizations in the EEA can send personal data to the UK under the EU GDPR without additional safeguards. The amended adequacy decision does however have a limited duration of six years, so that we need to re-evaluate our transfers from the EEA to the UK in 2031 (or earlier if the European Commission intervenes following a lowering of the level of data protection in the UK). We are required to comply with both the GDPR and the UK GDPR, with each regime having the ability to fine up to the greater of €20 million (in the case of the GDPR) or £17,5 million (in the case of the UK GDPR) and 4% of total annual revenue. We may need to appoint a local representative in the UK, and incur other additional costs and risks, as a result of the UK and the EU having separate data protection regimes.

In addition, in the conduct of our business, we may at times process personal data, including health-related personal data. When conducting clinical trials, we face risks associated with collecting trial participants’ data, especially health data, in a manner consistent with applicable laws and regulations. In the EU and the UK, certain guidance issued by the organization representing the national data protection supervisory authorities may conflict with the requirements or guidelines of the entities that oversee clinical trials, creating uncertainty, increased compliance costs and potential delays in the process of gaining approval to conduct our clinical trials. Recent guidance from the CJEU may have significantly softened part of our data protection burden in the context of clinical trial activities, however. In a September 4, 2025 judgement (EDPS v Single Resolution Board) the CJEU narrowed the circumstances in which pseudonymized data is considered “personal data” under the GDPR. The Court confirmed that pseudonymized data is not automatically “personal data” under the GDPR. Its qualification depends on whether the recipient (the Company, when we use pseudonymized data sets for medical trial activities for instance) of such data can reasonably – taking into account reasonable technical, organization and legal means – reidentify individuals.

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

In addition, state privacy and security laws and regulations vary from state to state, constantly evolve, and remain subject to significant change. In some cases, such laws and regulations can impose more restrictive requirements than HIPAA and other U.S. federal laws, thus complicating compliance efforts. By way of example, California and Virginia have enacted significant privacy laws that give residents of those states expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. In addition, new state privacy laws became effective in Florida, Montana and Texas in 2024 and Tennessee and Iowa in 2025 and will become effective in Indiana in 2026, and numerous other states are considering new privacy laws. Furthermore, other U.S. states, such as New York, Massachusetts, and Utah, have enacted stringent data security laws and numerous other states have proposed similar privacy laws. Failure to comply with these state privacy laws could result in penalties and present unresolved compliance issues. In addition, the enactment of a U.S. federal privacy law is possible. The changing number of U.S. state or federal privacy laws may increase our compliance costs and potential liability. New privacy and data security laws have been proposed in more than half of the states in the United States and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the United States, which trend may accelerate with increasing concerns about individual privacy. The existence of comprehensive privacy laws in different states in the country will make our compliance obligations more complex and costly and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. In addition to fines and penalties that may be imposed for failure to comply with state law, some states also provide for private rights of action to patients for misuse of or unauthorized access to personal information.

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

The secure processing, storage, maintenance and transmission of this critical information is vital to our operations and business strategy. Despite the implementation of security measures, including, whenever possible, the imposition of confidentiality and non-disclosure covenants onto our vendors, our IT systems are vulnerable to risks and damages from a variety of sources, including telecommunications or network failures, cyber-attacks, computer viruses, ransomware attacks, phishing schemes, breaches, unauthorized access, interruptions due to employee error or malfeasance or other disruptions, damage from natural disasters, terrorism, war and telecommunication and electrical failures, or other attempts to harm or access our systems. Moreover, despite network security and back-up measures, some of our servers and those of our business partners are potentially vulnerable to physical or electronic break-ins, including cyber-attacks, computer viruses and similar disruptive problems. These events could lead to the unauthorized access, disclosure and use of confidential information. Breaches resulting in the compromise, disruption, degradation, manipulation, loss, theft, destruction, or unauthorized disclosure or use of confidential information, or the unauthorized access to, disruption of, or interference with our products and services, can occur in a variety of ways, including but not limited to, negligent or wrongful conduct by employees or others with permitted access to our IT systems and information, or wrongful conduct by hackers, competitors, or certain governments. Our third party vendors and business partners face similar risks.

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

Any such access, breach, or other loss of information could result in legal claims or proceedings, liability under domestic or foreign privacy, data protection and data security laws such as GDPR, HIPAA and the Health Information Technology for Economic and Clinical Health Act, or HITECH, and penalties. Notice of certain security breaches must be made to affected individuals, relevant EU supervisory authority, the Secretary of Department of Health and Human Services, or HHS, and for extensive breaches, notice may need to be made to the media or state attorneys general. Such notice could harm our reputation and our ability to compete. Although we have implemented security measures, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, conduct research and development activities, collect, process and prepare company financial information, and manage the administrative aspects of our business.

Penalties for violations of these laws vary. For instance, penalties for failure to comply with a requirement of HIPAA and HITECH vary significantly, and include significant civil monetary penalties and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer or use identifiable health information for commercial advantage, personal gain or malicious harm. Fines applicable under the GDPR are outlined above.

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

Future legislative and regulatory proposals may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes or executive orders will be enacted, or whether any of the FDA’s regulations, guidances or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. For example, the FDA has experienced significant and rapid fluctuations in leadership and scientific review personnel, which may be key contributing factors in multiple reported delays in agency decision making on marketing applications and agency requests for additional data that are inconsistent with prior regulatory feedback. In addition, the next FDA user fee reauthorization package entered the stakeholder negotiation phase in mid-2025, and any agreement will be sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the medical device user fee program would need to be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s performance goals for activities supported by user fees assessed against industry.

In addition, disruptions at the FDA and other agencies may also slow the time necessary for new medical devices to be reviewed and/or authorized by necessary government agencies, which would adversely affect our business. For example, in recent years, political disputes in Congress may result in a shutdown of the U.S. government, and in such cases certain regulatory agencies, such as the FDA and the SEC, have had to furlough employees and stop critical activities. Moreover, government shutdowns or slowdowns can increase the time needed for an agency to complete its review or make final approvals or other administrative decisions.

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

Additionally, competitors and other third parties may infringe or otherwise violate our issued patents or other intellectual property or the patents or other intellectual property of our licensors. For example, on May 30, 2025, Inspire Medical Systems, Inc. (“Inspire”) filed a lawsuit against us, in the United States District Court for the District of Delaware, alleging that the Genio system infringes Inspire’s U.S. Patent Nos. 10,898,709, 11,806,526 and 11,850,424 (the “Inspire Asserted Patents”). See section titled “Business—Legal Proceedings” for a more detailed discussion.

In addition, our patents or the patents of our licensors may become involved in inventorship or priority disputes. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. To counter infringement or other unauthorized use, we may be required to file infringement claims, which can be expensive and time- consuming. For example, on September 15, 2025, we filed a lawsuit against Inspire, again in the U.S. District Court for the District of Delaware, alleging that the Inspire IV and Inspire V systems infringe U.S. Patent Nos. 8,700,183, 9,415,215, and 9,415,216. Additionally, on December 1, 2025, we filed two actions against Inspire and Inspire Medical Systems Europe GmbH (together “Inspire Europe”) in the Unified Patent Court in Munich, Germany, alleging that the Inspire IV system infringes two European patents, EP 2 760 528 B1 and EP 2 760 534 B1, and, on December 18, 2025, we filed petitions for inter partes review of the Inspire Asserted Patents, asking the U.S. Patent and Trademark Office to determine that the claims of those patents are unpatentable (i.e. invalid). See section titled “Business—Legal Proceedings” for a more detailed discussion.

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

The market prices of the ordinary shares may be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ordinary shares or shares at or above the price originally paid for the security. The market price for the ordinary shares may be influenced by many factors, including:

●	actual or anticipated fluctuations in our financial condition and operating results;
●	the release of new data from our current or future clinical trials;
●	actual or anticipated changes in our growth rate relative to our competitors;
●	competition from existing products or new products that may emerge;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
●	issuance of new or updated research or reports by securities analysts;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us;
●	currency fluctuations;
●	additions or departures of key management or scientific personnel;
●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
●	our ability to obtain regulatory approval from the FDA to market future products in the United States;
●	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
●	announcement or expectation of additional debt or equity financing efforts;
●	issuances or sales of the ordinary shares by us, our insiders or our other shareholders;
●	evolving trade policies such as the imposition of new tariffs or the expansion of tariffs affecting medical devices under the current United States administration; and
●	general economic and market conditions, including inflation, higher interest rates and potential recession.

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

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status will be made annually on the last business day of our most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2026. There is a risk that we will lose our foreign private issuer status in the future.

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

Based on the current estimates, and expected future composition, of our income and the value of our assets, including goodwill, we do not believe we were a PFIC for the 2025 taxable year and do not expect to be a PFIC for the 2026 taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. The determination of whether we are a PFIC is fact-intensive and the applicable law is subject to varying interpretation. There can be no assurance that the United States Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS will not successfully challenge our position including our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets.

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

If a U.S. holder (as defined below under “Certain Material U.S. Federal Income Tax Considerations to U.S. Holders”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. For taxable years ending on or before December 31, 2025, because our group currently includes at least one U.S. subsidiary, under current law, any of our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. However, for taxable years ending after December 31, 2025, the One Big Beautiful Bill Act enacted in July 2025, or OBBBA, modifies various rules regarding determining whether a non-U.S. corporation is a controlled foreign corporation and reduced the likelihood that our non-U.S. subsidiaries could be treated as controlled foreign corporations, if we are not treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” (renamed “net CFC tested income” for taxable years ending after December 31, 2025 pursuant to the OBBBA) and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in ordinary shares.

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

As a company based in Belgium, our business is subject to risks associated with conducting business internationally. Many of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
●	differing and changing regulatory requirements for drug approvals in non-U.S. countries;

●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with non-U.S. laws and regulations;
●	changes in non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in non-U.S. currency exchange rates of the pound sterling, the euro and currency controls;
●	changes in a specific country’s or region’s political or economic environment, including the implications of the United Kingdom’s withdrawal from the European Union;
●	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;
●	differing reimbursement regimes and price controls in certain non-U.S. markets;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;
●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
●	the potential for economic or political instability resulting from the ongoing conflicts between Russian and Ukraine and in the Middle East, including any impacts to energy prices or the supply chain; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

We or the third parties upon which we depend may be adversely affected by general political, unstable market and economic conditions and other events beyond our control and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

We have become increasingly subject to the risks arising from adverse changes in market and economic and political conditions, both domestically and globally, including trends toward protectionism and nationalism, other unfavorable changes in economic conditions as well as disruptions in global credit and financial markets, such as inflation, failures and instability in U.S. and international banking systems, downgrades of the U.S. credit rating, rising interest rates, slower economic growth or a recession, and other events beyond our control, such as natural disasters, pandemics such as the COVID-19 (coronavirus) in recent years, epidemics, political instability, and armed conflicts and wars, including the ongoing conflicts between Russia and Ukraine and in the Middle East.

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

If the equity and credit markets deteriorate, it may make any necessary equity or debt financing more difficult to secure, more costly or more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could harm our growth strategy, financial performance and stock price and could require us to delay or abandon plans with respect to our business, including clinical development plans. Further, recent developments in the banking industry could adversely affect our business. If the financial institutions with which we do business enter receivership or become insolvent in the future, there is no guarantee that the Department of the Treasury, the Federal Reserve and the Federal Deposit Insurance Corporation, or FDIC, will intercede to provide us and other depositors with access to balances in excess of the $250,000 FDIC insurance limit, that we would be able to access our existing cash, cash equivalents and investments, that we would be able to maintain any required letters of credit or other credit support arrangements, or that we would be able to adequately fund our business for a prolonged period of time or at all, any of which could have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact that the high market volatility and instability of the banking sector more broadly could have on economic activity and our business in particular. In addition, there is a risk that one or more of our current service providers, manufacturers or other third parties with which we conduct business may not survive difficult economic times, including the ongoing conflicts between Russia and Ukraine and in the Middle East, the instability of the banking sector, and the uncertainty associated with current worldwide economic conditions, which could directly affect our ability to attain our operating goals on schedule and on budget.

The short and long-term implications of Russia’s invasion of Ukraine are difficult to predict at this time. We continue to monitor any adverse impact that the outbreak of war in Ukraine and the subsequent institution of sanctions against Russia by the United States and several European and Asian countries may have on the global economy in general, on our business and operations and on the businesses and operations of our suppliers and customers. For example, a prolonged conflict may result in challenges associated with timely receipt of customer payments and banking transactions, supply-chain issues, increased inflation, escalating energy prices and constrained availability, and thus increasing costs, of raw materials. We will continue to monitor this fluid situation and develop contingency plans as necessary to address any disruptions to our business operations as they develop. To the extent the war in Ukraine may adversely affect our business as discussed herein, it may also have the effect of heightening many of the other risks described herein. Such risks include, but are not limited to, adverse effects on macroeconomic conditions, including inflation; disruptions to our global technology infrastructure, including through cyber-attack, ransom attack, or cyber-intrusion; adverse changes in international trade policies, including tariffs, and relations; our ability to maintain or increase our product prices; disruptions in global supply chains; our exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets, any of which could negatively affect our business and financial condition.

Certain of our support and administrative functions are located in Tel Aviv, Israel. Accordingly, political, economic and military conditions in Israel, including the ongoing conflicts in the Middle East, may directly adversely affect our business. Any armed conflicts, terrorist activities, political instability in the region or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our business conditions in general and harm our results of operations. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although Israeli legislation requires the Israeli government to cover the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure that this government coverage will be maintained, or if maintained, will be sufficient to fully compensate us if any damages are incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

Changes in U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations. For example, during the prior Trump administration, increased tariffs were implemented on goods imported into the United States. On April 2, 2025, a universal 10% tariff on all United States imports was announced, with higher tariffs ranging from 11% to 50% on imports from 57 countries, including a 15% tariff on imports from Belgium and Israel and a 39% tariff on imports from Switzerland, effective August 7, 2025. Tariff rates have since fluctuated as a result of bilateral negotiations and legal challenges, and product-specific tariffs have also been implemented. On February 20, 2026, the U.S. Supreme Court ruled against the Trump administration’s use of tariffs under the International Emergency Economic Powers Act, or IEEPA, and U.S. Customs and Border Protection halted collections of IEEPA tariffs on February 24, 2026. However, the decision creates uncertainty related to various aspects of the tariffs previously collected under the IEEPA, including whether, and if so, how, companies may be able to recover any portion of IEEPA tariffs previously paid. Additionally, in response to the U.S. Supreme Court ruling, the Trump administration imposed a new worldwide tariff effective for 150 days from February 24, 2026. These ongoing measures have led to retaliatory tariffs from affected countries and have contributed to increased trade tensions and economic uncertainty. Political tensions as a result of such trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, and economic conditions, including U.S. trade policies, could have a material adverse effect on our financial condition or results of operations.

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

As a company listed on Nasdaq in the U.S., we incur legal, accounting, and other expenses that we would not incur if we were only listed on Euronext Brussels. We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Continued compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. The Exchange Act requires that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly and current reports with respect to our business and results. In 2025, we made annual, semiannual and quarterly reporting with respect to our listing on Euronext Brussels.

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

Further, being a company listed in the U.S. and in Belgium with ordinary shares admitted to trading on Euronext Brussels impacts the disclosure of information and requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management from our operations.

As a result of being a company listed in the U.S., we are subject to additional regulatory compliance requirements, including Section 404, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Pursuant to Section 404, our management is required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2025. See “Item 15. Controls and Procedures.” Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer an “emerging growth company”, which may be up to five fiscal years from the date of our listing of ordinary shares on Nasdaq.

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

We are subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting. As a result of our failure to remediate the material weaknesses identified herein, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025. This conclusion could adversely impact the market price of our ordinary shares due to a loss of investor confidence in the reliability of our reporting processes and the accuracy or completeness of our reported financial information.

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

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm is not required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will lose our “emerging growth company” status as of the last day of our current fiscal year. At the time when we are no longer an emerging growth company, we may report that there continue to exist material weaknesses and our independent registered public accounting firm may issue a report that is adverse in the event if the level at which our controls are designed or operating is not satisfactory. Our remediation efforts may not be sufficient for us to avoid a material weakness in the future. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur remediation costs. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

In connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2025, we identified material weaknesses in our internal control over financial reporting. Additionally, we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or prevent fraud.

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

In connection with our preparation and the audit of our consolidated financial statements as of and for the year ended December 31, 2025, we identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified during the audit of our consolidated financial statements as of and for the year ended December 31, 2025 relate to:

●	Insufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training, as well as a lack of sufficient personnel to carry out all control activities;
●	Insufficient documented evidence of control implementation and execution in certain processes, including US operations, resulting in an inability to validate the design and operating effectiveness of our risk-based control assessment, which leads to insufficient procedures and controls, including IT General Controls, to ensure that accurate financial statements can be prepared and reviewed on a timely basis for annual reporting purposes.

To address the material weaknesses identified, we have taken, and continue to take, several remedial actions, including the engagement of an external professional advisor that is evaluating and validating the design effectiveness of our internal control framework. Based on the outcomes of such evaluation, we formalized a risk assessment and scoping exercise and designed and implemented an internal control framework to cover risks identified as part of such risk assessment.  Accordingly, our remediation plan is underway, however, it had not sufficiently advanced by December 31, 2025 to remediate these material weaknesses.

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

We are a Belgian public limited liability company, and shareholders of our company may have different and, in some cases, more limited shareholder rights than shareholders of a U.S. listed corporation.

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

Item 4.Information on the Company

A.	History and Development of the Company

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

We have four wholly owned subsidiaries: Nyxoah Ltd, an Israeli limited company incorporated in January 2008 under the name M.L.G. Madaf G. Ltd and our subsidiary since October 2009, Nyxoah Pty Ltd, an Australian limited company incorporated in 2017, Nyxoah, Inc., a Delaware corporation incorporated in May 2020, and Nyxoah GmbH, a German limited liability company incorporated in May 2023 under the name Blitz F23-668 GmbH and our subsidiary since July 2023. Our headquarters and principal executive offices are located at Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium, and our telephone number is +32 10 45 90 75. Our website address is www.nyxoah.com. Our website and the information contained on or accessible through our website are not part of this Annual Report. Our authorized representative in the United States is Nyxoah, Inc. Our agent for service of process in the United States is Corporation Service Company, 1090 Vermont Avenue N.W., Washington D.C. 20005.

We file reports and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Capital Expenditures

Our capital expenditures amounted to €3.7 million, €5.9 million and €10.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

For the year ended December 31, 2025, our principal capital expenditures mainly related to capitalized development expenses, establishment of U.S. production line and purchases of laboratory equipment and investments in the construction of new clean rooms.

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

B.Business

Overview

We are a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio system, a CE-Marked and FDA approved, patient-centric next generation hypoglossal neurostimulation, or HGNS, therapy for the treatment of moderate to severe OSA, implanted via a single-incision procedure. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke. Our technology platform is a first-of-its-kind HGNS device designed to treat OSA through bilateral stimulation, by maintaining upper airway patency to reduce obstructive breathing events during sleep. We started generating revenue from the sale of the Genio system in Europe in July 2020. On August 8, 2025, the FDA approved the Genio system for a subset of adult patients with moderate to severe OSA with an Apnea-Hypopnea Index, or AHI, of greater than or equal to 15 and less than or equal to 65, and we started generating revenue from the sale of the Genio system in the U.S. in September 2025. We are building a growing body of clinical evidence to further support the strong value proposition of the Genio system and its ability to improve the health and quality of life of OSA patients.

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

Published scientific literature estimates that there are currently approximately 23.8 million individuals with moderate to severe OSA in our initial target markets in Europe. Based on published scientific literature, we estimate that approximately 2.6 million patients are diagnosed annually in those countries and that approximately 80% of diagnosed patients are prescribed a continuous positive airway pressure, or CPAP, device. Published scientific literature reports non-compliance rates to CPAP between 29% and 83%. Based on these data, and for purposes of calculating the total addressable market in Europe for the Genio system, we estimate that approximately 35% of patients that are prescribed CPAP in those countries are not compliant with the therapy. Additionally, certain patients possess anatomical characteristics, including higher body-mass-index or increased tongue fat deposition that make them ineligible for HGNS. Taking that into account, we estimate that approximately 70% of those non-compliant patients are eligible for HGNS based on their anatomical characteristics. As a result, we believe the total addressable market in Europe for the Genio system is at least 515,000 patients, which represents an estimated annual market opportunity of approximately $10 billion based on our current pricing for the Genio system. In the United States, published scientific literature estimates that there are approximately 23.7 million individuals with moderate to severe OSA. Based on the same assumptions set out above, we estimate a target market of approximately 510,000 patients in the United States, which represents an estimated annual total addressable market of approximately $10 billion based on our current pricing for the Genio system.

The standard of care first-line therapy for patients with moderate to severe OSA is CPAP. CPAP is a treatment whereby air, at a constant or automated pressure, is pushed into the upper airway via a facial or nasal mask that the patient must wear during sleep. Despite its established clinical effectiveness, CPAP has been associated with limitations related to patient adherence. As a result, there is a need for alternative treatment options for patients with moderate to severe OSA who are unable to tolerate or adhere to CPAP therapy. In recent years, neurostimulation technology has emerged as a viable second-line therapy to treat patients suffering from moderate to severe OSA. This technology is centered on stimulating the hypoglossal nerve, which activates the genioglossus muscle resulting in a forward protrusion of the tongue. HGNS therapies have been shown to be a safe and effective treatment for those suffering from moderate to severe OSA.

Systems competing with our Genio system typically require multiple incisions and implantable components, including an implantable pulse generator with a battery and one or more leads. In addition, these competing systems exclude a subset of OSA patients diagnosed with complete concentric collapse, or CCC, at the level of the soft palate, as such patients are currently contraindicated for these other HGNS therapies. Unlike other HGNS technologies indicated for treating OSA that provide unilateral stimulation of the hypoglossal nerve, our Genio system provides bilateral stimulation. Clinical data generated outside the United States for the Genio system supports the effectiveness of bilateral stimulation in treating patients with CCC. An ongoing clinical study in the United States (ACCCESS) aims to further evaluate the therapy in this patient population. While our Genio system is not contraindicated for CCC in the United States, the Genio surgeon manual includes a warning that safety and effectiveness have not been established in patients with CCC at the soft palate level.

To diagnose CCC, a drug induced sleep endoscopy, or DISE, procedure is required. During this procedure, the patient receives propofol and/or midazolam to artificially induce sleep, and the pharyngeal collapse patterns are visualized using a flexible fiber optic nasopharyngoscope, a soft and flexible endoscope which is inserted in the patient’s nose to visualize the pharyngeal area and assess the level, direction and degree of the collapsed area. Currently, the only other HGNS therapy approved in the United States requires all patients seeking HGNS therapy to undergo a DISE procedure. It is estimated that approximately 35% of moderate to severe OSA patients are affected by CCC and are therefore unable to receive currently available neurostimulation treatment in the United States.

Our Genio system includes the first leadless, externally-powered neurostimulator, implanted via a single-incision procedure, capable of delivering bilateral HGNS for patients with moderate to severe OSA who did not tolerate, have failed or refused conventional positive airway pressure, or PAP, therapy. We developed the Genio system with a patient-focused approach, designed with considerations for comfort and safety to support long term use.

The Genio system includes a single implanted device that is placed through an incision under the chin. The power source for the stimulator – the activation chip – is external. The external activation chip eliminates the need for additional surgical procedures related to battery replacement and enables software, firmware or external hardware updates without surgical intervention. Unlike competing HGNS therapies, the lack of an implantable battery or additional leads limits the need for complex tunneling. Patients return to the sleep physician approximately eight weeks after implant for device activation.

We continue to develop clinical evidence on the Genio system. In 2019, we completed our BiLAteral hypoglossal nerve STimulation for treatment of Obstructive Sleep Apnea, or BLAST OSA, trial, a prospective, open label, non-randomized, single arm treatment trial involving 27 implanted participants. Twenty-two patients completed the protocol, and the trial met all primary, secondary and exploratory endpoints. In the six-month data, the mean individual reduction in the AHI events per hour was 47.3%. Participants’ AHI decreased from 23.7±12.2 to 12.9±10.1, representing a mean change of 10.8 events per hour. The results of the trial were published in the European Respiratory Journal in October 2019 and served as the basis for CE Mark approval of the Genio system.

In June 2021, we announced initial top-line results based on six-month data from our BilatEral Hypoglossal Nerve StimulaTion for TreatmEnt of ObstRuctive SLEEP Apnoea With and Without Complete Concentric Collapse clinical trial, or the BETTER SLEEP trial. BETTER SLEEP is a multicenter, prospective, open-label trial conducted in Australia and New Zealand to evaluate the effectiveness of the Genio system for patients suffering from CCC. Based on this data, in October 2021, the EU Notified Body expanded the CE Mark indication for the Genio system in Europe to include OSA patients with CCC, eliminating the need for a DISE procedure to assess the presence of CCC. Additionally, in September 2021, the Genio system received Breakthrough Device designation from the U.S. Food and Drug Administration, or FDA, for the treatment of OSA with CCC, supported by initial clinical evidence from the BETTER SLEEP trial.

We obtained authorization in additional target markets and initiated our Dual-sided Hypoglossal neRvE stimulAtion for the treatMent of Obstructive Sleep Apnea clinical trial, or DREAM trial, a multicenter, prospective, open-label, pivotal Investigational Device Exemption, or IDE, trial which was designed to support marketing authorization in the United States. We presented 12-month data on the first 34 DREAM patients reaching 12-month follow-up as a late-breaking abstract at SLEEP 2023, a joint meeting of the American Academy of Sleep Medicine and the Sleep Research Society, demonstrating a 65% AHI responder rate, a 76% ODI responder rate and safety in line with expectations. On March 19, 2024, we announced that the DREAM pivotal trial met its primary endpoints. For more information see “-Clinical Results and Studies-Pivotal DREAM Trial” below. On August 8, 2025, the FDA approved the Genio system for a subset of patients with moderate to severe OSA with an AHI of greater than or equal to 15 and less than or equal to 65.

In July 2022, we announced that the FDA approved an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with CCC that have failed, did not tolerate, or refused PAP. In the ACCCESS trial, we planned to implant up to 106 subjects with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at twelve months post-implant. In the third quarter of 2025, enrollment of new patients was stopped prior to enrolling all 106 potential patients. We anticipate initial readout of the twelve months post-implant data in the third quarter of 2026.

We initially targeted markets in Europe where we identified a country-specific reimbursement pathway or execution strategy. We began our commercial launch in Germany in July 2020. After obtaining reimbursement approval in Germany through the existing HGNS special innovation funding program, or NUB, we generated our first revenue in the second half of 2020. In 2021, we successfully obtained reimbursement in Germany under a dedicated DRG code for HGNS and obtained reimbursement under an OSA-specific DRG code in Switzerland from the Federal Statistic Office, or BFS, following which we expanded commercialization into Switzerland. The reimbursement coverage in both Germany and Switzerland includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. Additionally, we expanded commercialization into Spain in 2021, Finland in 2022, Austria in 2023, and England in December 2024. In England, we obtained coverage under the NHS Specialised Services Devices Programme, or SSDP. In August, September and December 2025, we began commercialization in the United States, Abu Dhabi and the Netherlands, respectively. In the United States, reimbursement for HGNS is supported through established procedural coding and payer coverage policies. Medicare coverage is generally determined at the local level through Local Coverage Determinations, or LCDs, and related billing and coding guidance issued by regional Medicare Administrative Contractors, with coverage criteria and administrative requirements that can vary by jurisdiction. Commercial coverage is determined by individual private insurers and typically follows technology assessment and clinical evidence review, resulting in variation across plans and geographies. As commercialization progresses, we continue to engage with public and private payers, providers, and relevant stakeholders to support appropriate coverage and patient access, including through ongoing clinical evidence generation, provider education, and health economic and outcomes data development.

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

We have established a systematic approach to commercializing the Genio system in our target markets, focusing on active engagement, education and market development across patients, physicians and hospitals. We currently market our therapy to physicians and hospitals where ear, nose, and throat doctors, or ENTs, sleep doctors and general practitioners see, diagnose and treat patients with OSA. We are actively expanding our sales and marketing organization with country-specific sales teams established in connection with obtaining reimbursement. Our sales teams are focused on prioritizing high volume ENT centers and sleep centers, and on building long-standing relationships with key physicians such as sleep doctors, ENTs and general practitioners who have strong connections to the OSA patient population that may be eligible for our therapy. We also seek to establish long-term partnerships with key opinion leaders, or KOLs, and patient associations that are oriented towards the needs of our patients. Our sales and marketing organization is focused on building physician awareness through referral network development, education, targeted KOL development and training, and direct-to-consumer marketing.

In addition to our ongoing clinical studies, we are also committed to continuing our research and development efforts related to the Genio system, with an emphasis on improving clinical outcomes, optimizing patient adoption and comfort, increasing access for a greater number of patients, and allowing more physicians to perform the implantation procedure. The primary focus of our research and development efforts in the near-term will be the continued technological advancement of the Genio system. Some of these improvements include features aimed at enhancing a physician’s ability to monitor patient compliance and therapeutic efficacy. The Genio 2.1 system further reflects such improvements and is designed to improve patient comfort and compliance with a new smartphone application and an upgraded external activation chip. The Genio 2.1 system offers patients daily feedback on therapy usage and the autonomy to adjust stimulation amplitude within pre-defined boundaries. Physicians can also fine-tune stimulation amplitude to determine the optimal level of comfort for patients without compromising therapy efficacy. In the long term, including through our partnership with Vanderbilt University, we intend to provide new neurostimulation technologies for OSA patients. We continue to enhance our scalable technology platform to allow for quick and streamlined release of new features and functionalities through software, firmware and hardware updates and upgrades and therapy enhancement, and anticipate making regulatory submissions relating to our Genio system in the upcoming year.

Recent Developments

Private Placement

On November 13, 2025, we entered into subscription agreements, or the Subscription Agreements, with certain investors, or the Investors, including certain institutional investors. The Subscription Agreements related to the issuance of and subscription to ordinary shares in a private placement, or the Private Placement, at a subscription price per share of €4.00, for aggregate gross proceeds of approximately €17.0 million. The Private Placement closed in two tranches on November 18, 2025 and November 20, 2025.

The ordinary shares issued and subscribed to in the Private Placement were not registered under the Securities Act of 1933, as amended, or the Securities Act. Certain of the ordinary shares were offered in a private placement to non-U.S. Persons (as such term is defined under Rule 902 of Regulation S under the Securities Act, or Regulation S) in a transaction outside the United States pursuant to Regulation S. The remaining ordinary shares were offered in a private placement to U.S. Persons (as such term is defined under Rule 902 of Regulation S) pursuant to the exemption provided in Section 4(a)(2) of the Securities Act. Each U.S. investor is an “accredited investor” (as such term is defined in Rule 501(a)) or “qualified institutional buyer” (as such term is defined in Rule 144A) under the Securities Act.

The form of Subscription Agreement is filed hereto as Exhibit 4.18, and the foregoing description of the terms of the Subscription Agreements is qualified in its entirety by reference to such exhibit.

Registered Direct Offering

On November 13, 2025, we entered into a Securities Purchase Agreement, or the Purchase Agreement, with certain investors, or the RDO Investors, including certain institutional investors, pursuant to which we agreed to issue and sell, in a registered direct offering, or the Registered Direct Offering, ordinary shares to the RDO Investors, at a price of U.S.$4.6304 per share, for aggregate gross proceeds of approximately U.S.$5.6 million before deducting related offering expenses.

The ordinary shares were offered pursuant to a Registration Statement on Form S-3 (File No. 333-268955), which was filed with the Securities and Exchange Commission, or the SEC, on December 22, 2022 and was declared effective by the SEC on January 6, 2023, or the Registration Statement.

The Securities Purchase Agreement contained customary representations, warranties and agreements, customary conditions to closing, other obligations of the parties and termination provisions. No underwriter or placement agent participated in the Registered Direct Offering. The Registered Direct Offering closed on November 18, 2025.

The form of Securities Purchase Agreement is filed hereto as Exhibit 4.19, and the foregoing description of the terms of the Securities Purchase Agreement is qualified in its entirety by reference to such exhibit.

Bonds Offering

On November 13, 2025, we entered into a Subscription Agreement, or the Bonds Subscription Agreement, with a certain institutional investor, or the Bonds Investor, pursuant to which we agreed to issue, and the Bonds Investor agreed to subscribe to, up to a maximum of €45.0 million in aggregate principal amount of amortizing senior unsecured convertible bonds at an 8.0% original issue discount, or the Bonds Offering, consisting of an initial tranche of €22.5 million amortizing senior unsecured convertible bonds, or the First Tranche Bonds, and, if so requested by us, a second tranche of €22.5 million amortizing senior unsecured convertible bonds, or the Second Tranche Bonds, and together with the First Tranche Bonds, the Bonds.

On December 16, 2025, we entered into an Amended and Restated Subscription Agreement, or the Amended and Restated Bonds Subscription Agreement, with the Bonds Investor, pursuant to which we agreed to, among other things, pay to the Bonds Investor, in lieu of an original issue discount, a subscription fee equal to 8.0% of the principal amount of the First Tranche Bonds and the Second Tranche, as applicable, at issuance.

In connection with the execution of the Amended and Restated Bonds Subscription Agreement, on December 18, 2025, we issued the First Tranche Bonds to the Bonds Investor pursuant to Bond Instrument, or as modified by that First Supplemental Bond Instrument dated February 2, 2026, the Bond Instrument, and paid a subscription fee to the Bonds Investor of approximately €1.8 million.

The issuance of the Second Tranche Bonds, to which the Bonds Investor is obliged to subscribe upon our request, is subject to additional closing conditions and will take place upon satisfaction of such closing conditions.

Assuming the successful issuance of the Second Tranche Bonds, the gross amount of proceeds to us from the Bonds Offering will be approximately €41.4 million. We expect to use the proceeds from the Bonds Offering for working capital and other general corporate purposes.

The Bonds, and any ordinary shares issuable upon the conversion or settlement thereof, including in connection with the amortization of such Bonds, are not being registered under the Securities Act. The ordinary shares are being offered to non-U.S. Persons (as such term is defined under Rule 902 of Regulation S) in a transaction outside the United States pursuant to Regulation S.

The First Tranche Bonds rank, and the Second Tranche Bonds shall rank, in right and priority of payment immediately after our liabilities under its existing credit facility with the European Investment Bank, or the EIB Facility, and are postponed and subordinated solely to our liabilities under the EIB Facility, except for any obligations mandatorily preferred by law applying to companies generally. The Bonds shall not be, and are not intended to be, subordinated to any present or future indebtedness, obligations or liabilities of the Issuer, whether senior, pari passu, or otherwise, other than the liabilities under the EIB Facility, except for obligations mandatorily preferred by law applying to companies generally. The First Tranche Bonds rank, and the Second Tranche Bonds shall rank, at least pari passu with all of our other present and future unsecured and unsubordinated liabilities, except for obligations mandatorily preferred by law applying to companies generally. Pursuant to the terms of the Bonds, we have agreed to not to incur additional financial indebtedness which is senior in right of payment to the Bonds.

The First Tranche Bonds will mature on the third anniversary of their issuance, and the Second Tranche Bonds will mature on the third anniversary of their issuance. We are required to pay, on the Maturity Date, all outstanding principal, together with accrued and unpaid interest.

The Bonds will amortize in 12 installments payable every three months beginning three months after the date of the Private Placement. At our option, the Company may make installment payments in cash of 103% of the applicable Amortised Payment Amount (as defined in the Bond Instrument) Alternatively, we may elect to make such Amortised Payment Amount in ordinary shares, or the Amortization Shares, which will be priced at the Relevant Share Settlement Price (as defined in the Bond Instrument), which is the lower of (a) the Conversion Price (as defined in the Bond Instrument) as then in effect and (b) 90% of the Reference Lowest Daily Market Price (as defined in the Bond Instrument) in respect of the relevant SSO Reference Date (as defined in the Bond Instrument).

Pursuant to the Bond Instrument, the Note Investor may, on one or more occasions, exercise its right to defer any one or more Amortized Payment Amounts (as defined in the Bond Instrument) that would be scheduled for payment on a Scheduled Amortization Payment Date (as defined in the Bond Instrument) by giving notice to us at least one business day prior to such Scheduled Amortization Payment Date. The effect of the deferral is that the Amortized Payment Amount would not be payable on such Scheduled Amortization Payment Date, but instead would become payable on any subsequent Scheduled Amortization Payment Date as specified in the notice provided to us. Additionally, the Note Investor may, on one or more occasions, exercise its right to bring forward up to two payments of the Amortized Payment Amount in respect of all or some of the Bonds outstanding at such time as would otherwise be scheduled to be paid either on (i) the final maturity date or (ii) on each of the final maturity date and the immediately preceding Amortization Payment Date by giving notice to us, in which case such payments shall become payable on the date specified in the notice which shall not be earlier than two business days following the date on which the relevant notice is given.

The First Tranche Bonds bear, and the Second Tranche Bonds will bear, interest at a rate of 6.5% per annum on the outstanding principal amount of the Bonds payable in arrear every three (3) months beginning three (3) months after the date of the Private Placement.

The Bonds contain standard and customary events of default including, but not limited to: (i) our failure to pay any principal, interest, late charges, or other amounts due under the Bonds, (ii) our failure to deliver ordinary shares following any exercise of the Bonds, (iii) our failure to perform or comply in any material respect with any of its respective obligations under the covenants and undertakings conditions of the Bonds, (iv) our failure to perform or comply in any material respect with its obligations in the Bonds or the Bond Documents (as defined in the Bonds), (v) our default under, or the occurrence of certain events of default or other violations of the terms of, the other existing indebtedness, (vi) bankruptcy, reorganization or liquidation events, (vii) material breaches of our representations, warranties and covenants in the Amended and Restated Bonds Subscription Agreement. In the event of an event of default, the Bonds would be subject to redemption in an amount that is the sum of (i) the Make-Whole Premium (as defined in the Bond Instrument) and (ii) an amount equal to the greater of 120% of the principal amount of Bonds outstanding on the relevant date and the relevant Parity Value (as defined in the Bond Instrument) of the Bonds.

In connection with a Change of Control (as defined in the Bond Instrument), we must provide notice to the Bonds Investor within five (5) business days following the occurrence of the Change of Control. If the Bonds Investor elects to convert its bonds after the occurrence of a Change of Control, we must ensure the Bonds Investor will receive the same consideration for ordinary shares arising on such exercise as it would have received had such shares been submitted into, and accepted pursuant to the relevant offer in connection with the Change of Control. In the event of a Change of Control, the Bonds would be subject to redemption in an amount that is the sum of (i) the Make-Whole Premium (as defined in the Bond Instrument) and (ii) an amount equal to the greater of 120% of the principal amount of Bonds outstanding on the relevant date and the relevant Parity Value (as defined in the Bond Instrument) of the Bonds.

In addition, in the case of a Change of a Control, if the Change of Control Resolutions (as defined in the Bond Instrument) are not passed before the Longstop Date (as defined in the Bond Instrument) and filed with the Belgian authorities, the Bonds Investor will have the right to require the Company to redeem in cash (or shares, at the Bonds Investors’ election) the Note.

In connection with a De-Listing Event or Free Float Event (each as defined in the Bond Instrument), the Bonds would be subject to redemption in an amount that is the sum of (i) the Make-Whole Premium (as defined in the Bond Instrument) and (ii) an amount equal to the greater of 120% of the principal amount of Bonds outstanding on the relevant date and the relevant Parity Value (as defined in the Bond Instrument) of the Bonds.

The Bonds contain a variety of obligations to not engage in specific activities, which are typical for transactions of this type, including the following covenants:

●	we will not (directly or indirectly) create or permit to subsist any mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect (a “Security Interest”) without securing the obligations of the Company under the Bonds equally ratable therewith or providing other security, guarantees or arrangements for the benefit of the Note holders as may be approved by holders of at least 90 per cent in principal amount of the Note then outstanding, with the exception of certain permitted Security Interests described in the Bonds;

●	we will not (directly or indirectly) create, incur, assume or otherwise become liable in respect of any financial indebtedness which (i) by their terms carry rights of conversion into, or exchange or subscription for, or the right to otherwise acquire, ordinary shares of the Company or its subsidiaries, (ii) by their terms limit or prohibit any of the terms of the Bonds, including any prohibition of payment of cash pursuant to the bonds, any limitation on the ability of the Bonds Investor to exercise its conversion rights with respect to the Bonds or any limitation on the ability of the Company to deliver ordinary shares in respect of any share settlement, and (iii) by their terms would rank senior to the Bonds in right of payment;
●	we will not enter into a transaction or series of transactions to sell, lease, transfer or otherwise dispose of assets or enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction, subject to certain exceptions;
●	we will not enter into any transactions with affiliates, unless on terms that could be obtained in an arm’s-length transaction;
●	we will not cause or permit to exist any consensual encumbrance or restriction on the Company’s ability to perform and comply with its obligations under the Bonds;
●	we will use our best efforts to, among other things, ensure that any Change of Control Resolutions are presented to the shareholders before the Longstop Date; and
●	we will not amend, modify or vary any term of its existing EIB Facility or enter into any new agreements, instruments or other arrangements with the European Investment Bank that could reasonably be expected to impair, restrict, prohibit or limit the Company’s ability to perform its obligations under the Bonds.

The Bonds also contain certain additional ongoing obligations, including the obligation (i) to make periodic filings within specified timeframes as detailed in the Bonds Instrument, (ii) to provide the Bonds Investor with an officer’s certificate in connection with the Company’s periodic filings and (iii) to comply in all material respects with applicable laws and regulations.

The Bonds Subscription Agreement, Amended and Restated Bonds Subscription Agreement, Bond Instrument and First Supplemental Bond Instrument are filed hereto as Exhibits 4.20, 4.21, 4.22 and 4.23, respectively, and the foregoing descriptions of the terms of the Bonds Subscription Agreement, Amended and Restated Bonds Subscription Agreement, Bond Instrument and First Supplemental Bond Instrument are qualified in their entirety by reference to such exhibits.

Our Competitive Strengths

We are focused on transforming the lives of patients who suffer from moderate to severe OSA by continuing to develop, clinically validate, manufacture and commercialize our innovative Genio system. We believe the Genio system offers a compelling solution for a large and significantly underpenetrated global patient population and that our focus and experience in treating patients with OSA, combined with the following strengths, will allow us to build our business and potentially expand our market opportunity:

●	Disruptive, patient-centric neurostimulation solution to treat moderate to severe OSA. We specifically designed the Genio system with the goal of advancing a therapy to treat moderate to severe OSA and providing a safe and effective patient-centric solution intended to offer benefits to address the unmet needs of patients. The Genio system includes the first leadless, externally powered neurostimulator designed to be implanted in a single-incision procedure. The Genio system delivers bilateral HGNS for patients who suffer from moderate to severe OSA and did not tolerate, failed or refused standard first-line therapies, including CPAP. We believe that bilateral stimulation could lead to improved therapeutic performance compared to other HGNS-based technologies. While other commercially available neurostimulation platforms require implantation of leads and a pulse generator containing a battery, our Genio system only requires implantation of a battery-free neurostimulator. Due to its unique design, the Genio system’s implantable stimulator is currently the only neurostimulation-based OSA therapy with MR conditional labeling for full-body MRI scans at both 1.5T and 3T under its CE Mark and FDA approvals. Conditional labeling for MRI scans has become increasingly important for physicians and patients due to the growing need and incidence of MRI scans. Implantable medical devices that have not been tested and approved with MR Conditional labeling are considered as MR Unsafe, and MR scans are contraindicated for these patients. We believe our Genio system technology has the potential to become an important meaningful solution for many of the estimated 425 million diagnosed and undiagnosed OSA patients worldwide suffering from moderate to severe OSA.

●	Growing body of clinical data and long-term clinical strategy. The Genio system is predicated on a well-established mechanism of action of electrically stimulating the hypoglossal nerve. Our BLAST OSA trial provided positive data for the Genio system, demonstrating that treatment with the Genio system resulted in statistically significant improvements in sleep apnea symptoms and quality of life measures. These data results were also associated with high therapy compliance. The trial’s results supported receipt of the CE-Mark in 2019 and have been published in peer-reviewed journals, including the European Respiratory Journal. We are continuing our clinical research to evaluate the efficacy of the Genio system on a longer-term basis through our post-market clinical trial for the treatment of OSA in adults, or the EliSA trial. In December 2020, we implanted the first patient in the DREAM trial, which was designed to support marketing authorization in the United States. In addition, in June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP trial. Based on this data, in October 2021, we expanded the CE-Marked indication to include OSA patients with CCC, which should eliminate the need for a DISE procedure. In September 2021, we received breakthrough device designation in the United States for the Genio system from the FDA for the treatment of OSA with CCC, based on the initial clinical evidence from the BETTER SLEEP trial. Further, in June 2022, we announced that the FDA approved the use of our next generation Genio 2.1 system for use in the DREAM trial. In June 2023, we presented 12-month data on the first 34 DREAM patients reaching 12-month follow-up as a late-breaking abstract at SLEEP 2023, a joint meeting of the American Academy of Sleep Medicine and the Sleep Research Society, demonstrating a 65% AHI responder rate, a 76% ODI responder rate and safety in line with expectations. On March 19, 2024, we announced that the DREAM pivotal trial met its primary endpoints. The DREAM trial results were published in the Journal of Clinical Sleep Medicine in July 2025. For more information see “-Clinical Results and Studies-Pivotal DREAM Trial” below. Additionally, in July 2022, we announced that the FDA approved an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with CCC that have failed, did not tolerate, or refused PAP. Enrollment of new patients was stopped in the third quarter of 2025 and we anticipate initial readout of the twelve months post-implant data in the third quarter of 2026.
●	Active product development and expanded indications pipeline. The Genio system is a scalable-technology platform that allows for future external hardware, software and firmware updates to enhance therapeutic capabilities without requiring additional surgical procedures. We continue to invest in improving the Genio system to develop next generation products with features designed to improve patient comfort and compliance, therapy efficacy and patient and market acceptance. Some of these improvements include features aimed at enhancing the physician’s ability to monitor patient compliance and therapeutic efficacy, including sensor technology to monitor a patient’s sleep position. We are also committed to expanding current treatment options for moderate to severe OSA patients by developing next generation neurostimulation-based technologies. We previously entered into a licensing agreement with Vanderbilt University pursuant to which we are exploring additional neurostimulation technologies. Under the agreement, we have an exclusive, worldwide license to make, use, sell or distribute products for treating sleep disordered breathing covered by certain patent rights owned, or that may be owned, by Vanderbilt. We will also work together with Vanderbilt University to continue prosecution of patent applications made by Vanderbilt.
●	Platform technology protected by comprehensive and broad intellectual property. Our platform technology is supported by a strong and growing portfolio of intellectual property rights, which includes utility and design patents, know-how and trade secrets, including therapy protocols, electrodes and methods. As of December 31, 2025, we had 301 granted patents (including 57 granted U.S. patents) and 36 pending patent applications (including eight pending U.S. patent applications), and we were the owner of 33 trademark registrations (including four international trademark registrations for which protection was granted in the United States).
●	Strong and experienced team. Our senior management team has many years of experience in the healthcare and medical device industry. Specifically, our team has extensive operating experience in product development, clinical, regulatory approval and commercialization activities as well as established relationships with industry leaders in the academic, clinical and commercial neuromodulation industries. Members of our management team have served in leadership positions with well-regarded medical technology companies such as St. Jude Medical Inc., Medtronic Inc., Stryker Corp and Nevro Corp. Since our founding, we have been supported by a seasoned Board of Directors with extensive industry and public company experience and a Scientific Advisory Committee that consists of industry-relevant KOLs.

Our Strategy

Our mission is to become a global leader in providing innovative, clinically proven solutions to treat patients suffering from OSA. The key elements of our strategy to achieve this goal and promote future growth include:

●	Marketing authorization in the United States. On August 8, 2025, the FDA approved the Genio system for the treatment of moderate to severe OSA in adult patients with an AHI of greater than or equal to 15 and less than or equal to 65. We immediately commenced U.S. commercialization with a phased rollout at early-adopter centers, onboarding sites, and completing surgeon training. As a condition of the PMA approval, we plan to complete a post-approval clinical study named BREATHE (Bi-lateral HGN Therapy in Real-World Patients -Post Approval Research Investigation), which is expected to enroll 229 patients (with a minimum of 160 evaluable patients).
●	Promoting awareness of the Genio system among physicians, patients and payors to accelerate market adoption. We believe that the Genio system has the potential to become a meaningful neurostimulation solution for moderate to severe OSA patients. To accomplish this, we intend to raise market awareness and educate physicians, payors and patients on the negative impact of OSA and position the Genio system as a safe and effective treatment option for moderate to severe OSA patients. We currently offer education and training programs to sleep centers and surgeons, which are intended to provide a better understanding of the Genio system’s unique features and support surgeons’ confidence implanting our technology. In addition, we provide programs targeted towards patients who use the Genio system to promote and increase their engagement and long-term use, with a focus on patient experience. We intend to establish long-term partnerships with KOLs, ENTs and sleep scientific societies and patient associations that are built on mutual trust and oriented towards the needs of OSA patients and their families. Finally, we intend to establish relationships with government and commercial payors to help reduce barriers to treating OSA by highlighting our clinical data, costs affiliated with untreated OSA patients and the clinical profile of the Genio system. We plan to build upon this multi-pronged approach with direct-to-consumer marketing initiatives that help to educate patients and may result in patient leads.
●	Continuing to enhance the Genio system and expand its indications. We continue to invest in our solutions and services to further improve the implantation procedure and enhance the patient experience and product features. Potential feature improvements could include design alterations, information driven integrated capabilities, diagnostics or monitoring, sleep apnea testing or various other technological advancements. We believe that bilateral stimulation could lead to better therapeutic performance and address more therapeutic indications compared to other hypoglossal nerve stimulation-based technologies. In June 2021, we announced initial top-line results from the six-month data for the BETTER SLEEP clinical trial. Based on this data, in October 2021, the EU Notified Body expanded the CE Marked indication to include OSA patients with CCC for the Genio system in Europe. Currently, CCC patients are contraindicated for other HGNS therapies.

As part of our ongoing development efforts, in July 2022, we obtained CE Mark approval for the Genio 2.1 system, which included updates designed to enhance the patient experience. Also in July 2022, we announced that the FDA approved an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with CCC that have failed, did not tolerate, or refused PAP. Enrollment of new patients was stopped in the third quarter of 2025 and we anticipate initial readout of the twelve months post-implant data in the third quarter of 2026. In addition, we may look for strategic opportunities, including partnerships or collaborations, to broaden our capabilities and expertise in line with our patient-centric vision.

●	Pursuing and establishing favorable reimbursement coverage of the Genio system. While there is consensus among physicians and payors of the medical necessity to treat OSA and increase the number of HGNS therapy coverage decisions, we continue to develop further clinical evidence intended to demonstrate a long-term meaningful improvement in health outcomes for patients meeting the specified criteria. We initially targeted markets in Europe where we identified a clear reimbursement pathway or execution strategy. In Germany, we have successfully obtained reimbursement under a dedicated DRG code for HGNS. In Switzerland, we obtained reimbursement under an OSA-specific DRG code by the Federal Statistic Office, or BFS. Each of these reimbursement coverages includes the cost of the Genio system, implant procedure, hospital stay and follow-up care. In August, September and December 2025, we began commercialization in the United States, Abu Dhabi and the Netherlands, respectively. We believe that establishing and maintaining reimbursement will be important in achieving broad acceptance of our system by healthcare providers in these markets.

●	Continuing to build a commercial infrastructure in selected geographies. We have grown our European commercial team to more than 20 people, including sales representatives, field engineers and marketing professionals, who collectively bring medical device sales, education and clinical experience to support commercialization of the Genio system. Our initial strategy is to employ a targeted approach to increase therapy penetration within specific physician practice groups instead of a broad outreach strategy to physicians in general. Our sales and marketing organization is focused on prioritizing high volume centers that are strategically located and building long-standing relationships with key physicians with strong connections to the population of OSA patients indicated for the Genio system. We are focusing our efforts on developing Centers of Excellence in each of our commercial markets, where we plan to invest in developing the Genio system as the preferred treatment option for indicated moderate to severe OSA patients. Using a direct commercialization model in most of our target countries, we plan to utilize account managers to support these Centers of Excellence to strengthen the referral physician network, guiding new patients to these Centers of Excellence. We expect to gradually scale up our commercial organization in line with market entry and access in the various countries that we are targeting. Based on our experience gained from the commercial roll-out in Europe, but also taking into account particular dynamics of the local markets, we will determine and prepare what we believe to be the optimal sales and marketing structure for commercial launch in each market. In the United States, we plan to utilize a direct sales organization initially focused on the top 400 HGNS accounts which we believe account for approximately 70%-75% of all HGNS procedures in the United States. As of December 31, 2025, we had over 50 people in our commercial organization in the United States, of which 25 are sales representatives or territory managers that are supported by clinical education specialists, pre-authorization and reimbursement support personnel, customer service, marketing resources and leadership. Each sales representative or territory manager can support four to six customer accounts, which means we can cover approximately 125 of the top 400 HGNS accounts in the United States. We expect to expand the number of sales representatives by hiring in groups of 15 on a basis until we reach a total of 85 sales representatives or territory managers which will allow us to cover the top 400 HGNS accounts in the United States. In the first quarter of productivity, the fourth quarter of 2025, our initial class of 25 sales representatives generated on average $700,000 in annualized revenue in the United States per sales representative. For the full year 2026, we expect that this initial class of 25 sales representatives will generate on average $1.0 million to $1.2 million in annual sales revenue per sales representative, and at full productivity, we expect a sales representative to generate over $2.0 million per year in revenue.

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

Drugs to treat Obstructive Sleep Apnea

In 2024, some studies were published demonstrating a positive effect of GLP-1 receptor agonists, such as Mounjarno (Tirzepatide), on OSA in obese adult patients.

These drugs (such as Zepbound - Eli Lilly) are now indicated in the United States for the treatment of OSA in obese patients. In Europe, the EMA (European Medicines Agency) has determined that Eli Lilly’s Mounjaro (Tirzepatide) existing indication for weight management already encompasses it benefits for OSA in adults with obesity, making a separate indication unnecessary.

We expect drugs like Mounjaro (Tirzepatide) to potentially enlarge the pool of patients eligible to hypoglossal nerve stimulation by reducing the BMI of obese patients and allowing them to meet the indication criteria for hypoglossal nerve stimulation. However, we have not experienced the benefit of this impact to date.

Hypoglossal Nerve Stimulation, an Established Approach to Treat OSA

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

Limitations of Competing Hypoglossal Nerve Stimulation Devices

We are aware of two competing HGNS devices for use in treating patients with OSA. The most widely-used HGNS device is the Inspire system. The Inspire system consists of a remote control and up to three implantable components: a pressure sensing lead, which detects when the patient is attempting to breathe (in Inspire IV system only); a neurostimulator, which houses the electronics and battery power for the device; and a stimulation lead, which delivers electrical stimulation to one branch of the hypoglossal nerve. A more recently introduced version of the Inspire system now consists of two implantable components, removing the pressure sensing lead from the system. The other device is similar to the Inspire system, but its implantable pulse generator uses only one lead and contains a rechargeable battery.

While the benefits of HGNS have been well-recognized, we believe competing HGNS solutions have a number of limitations, including:

●	Neurostimulator with Internal Battery
o	Competing neurostimulation systems for the treatment of OSA rely on an implanted neurostimulator that includes an internal battery.
o	In most cases, the internal battery cannot be recharged and, once depleted, the neurostimulator must be replaced in a further surgical procedure. In some cases, the battery can be recharged by the patient but will eventually become depleted and require surgery to be replaced. Additional surgical procedures carry inherent risks.
o	The neurostimulator has been designed to be large enough to accommodate the additional space necessary for the battery. As a result, the neurostimulator is positioned in a subcutaneous pocket, and the device may be palpable or visible in the chest area.
o	Given the design of the implanted neurostimulator used by competing systems that are based on a pacemaker platform, those systems are either labeled as MR Conditional at 1.5T only or are MR Unsafe (meaning patients with those devices cannot undergo MRI scans). By contrast, the Genio system is labeled as MR Conditional for full-body MRI scans at both 1.5T and 3T.
●	Multiple Implantable Components Requiring Multiple Surgical Incisions
o	Competing systems require multiple parts to be implanted including an implantable pulse generator (IPG) and, depending on the version of the system, one or two leads;
o	Competing systems require multiple surgical incisions and subcutaneous lead tunneling including bringing a lead from the pulse generator to the neck and, depending on the version of the system, bringing a lead from the pulse generator to the respiratory system, which monitors breathing. These additional steps increase the complexity and number of surgical steps involved in the implantation procedure.
●	Unilateral Stimulation
o	Unilateral stimulation delivers stimulation to only one branch of the hypoglossal nerve, which limits options for nonresponding or contraindicated patients, including patients with CCC.

The Genio System Market Opportunity

Despite the availability of diagnostics and device-based and surgical treatments, the market for OSA therapy remains highly underpenetrated. OSA is the world’s most common sleep disordered breathing condition, affecting approximately 936 million people between 30 and 69 years of age globally, of which an estimated 425 million suffer from moderate to severe OSA and require treatment. According to the 2019 Lancet Respiratory Medicine Journal, the estimated prevalence of moderate to severe OSA patients between 30 and 69 years of age in our targeted commercial markets is approximately 48.1 million people, as further detailed in the below chart.

ESTIMATED MODERATE TO SEVERE OSA PREVALENCE BY COUNTRY

		Prevalence of
		moderate-to-
	Population	severe OSA in
	aged	30 – 69Y old
	30 – 69 years	population
United States
United States	163,246,772	23,678,109
Europe
Germany	43,751,645	14,393,964
Spain	26,158,266	4,233,728
Netherlands	9,050,266	2,582,583
UK	32,936,962	1,581,374
Switzerland	4,518,615	1,654,232
Total Europe	116,415,754	24,445,881

OSA therapy is a large and growing market. We believe there is a significant population in the United States with moderate to severe OSA who are unable to use or achieve the intended clinical benefit from CPAP and who would be eligible for the Genio system. Published scientific literature estimates that there are currently approximately 24.4 million individuals with moderate to severe OSA in our initial target markets in Europe. Based on published scientific literature, we estimate that approximately 2.6 million patients are diagnosed annually in those countries and that approximately 80% of diagnosed patients are prescribed a CPAP device. Published scientific literature reports non-compliance rates to CPAP between 29% and 83%. Based on these data, and for purposes of calculating the total addressable market in Europe for the Genio system, we estimate that approximately 35% of patients that are prescribed CPAP in those countries are not compliant with the therapy. Additionally, certain patients possess anatomical characteristics, including higher body-mass index or increased tongue fat deposition that make them ineligible for HGNS. Taking that into account, we estimate that approximately 70% of those non-compliant patients are eligible for HGNS based on their anatomical characteristics. As a result, we believe the total addressable market in Europe for the Genio system is at least 515,000 patients annually, which represents an estimated annual market opportunity of approximately $10 billion based on our current pricing for the Genio system. We are now commercial in the U.S. market, where published scientific literature estimates there are approximately 23.7 million individuals with moderate to severe OSA. Based on the same assumptions set out above, we estimate a target market of approximately 510,000 patients in the United States, which represents an estimated annual total addressable market of approximately $10 billion based on our current pricing for the Genio system.

Our Solution

We developed the Genio system to provide patients suffering from moderate to severe OSA with an alternative HGNS system intended to address their unmet needs. Based on clinical experience, we believe our single-incision solution has the potential to become a preferred neurostimulation treatment option for many patients suffering from moderate to severe OSA, including patients with CCC. The Genio system obtained CE Mark approval in March 2019 and FDA approval in August 2025.

Overview of the Genio system

The Genio system is the first neurostimulation system for the treatment of OSA to include a leadless, externally powered neurostimulator capable of delivering bilateral HGNS. The system includes an implantable component that is implanted via a single incision procedure. We developed the system using a patient-centric approach to offer patients a convenient alternative design intended to address the limitations of competing neurostimulation devices.

Components of the Genio system

●	Implantable Stimulator. The implantable stimulator is the only implantable component of the Genio system. It consists of a saddle-like antenna with two legs, each containing two metal pads, called paddle electrodes. The paddle electrodes are placed in contact with both branches of the hypoglossal nerve and deliver bilateral stimulation to the hypoglossal nerve. Pulses from the stimulator trigger a slight forward movement of the posterior portion of the tongue to maintain an open airway throughout the night. The implantable stimulator is MR Conditional for full-body MRI scans at 1.5T and 3T.

●	Activation chip. The activation chip is a detachable, external power source for the implantable stimulator and is composed of a chipset, which provides the patient’s personalized therapy program, and a rechargeable battery. The chipset is programmable which supports future updates or additional services without having to replace the implantable stimulator during an additional surgery. Patients are instructed to charge the activation chip with the charging unit after each use.
●	Disposable patch. The disposable patch is a single-use, medical grade adhesive patch, which also contains a transmitting coil. The patch is placed on the skin under the chin each time before the patient goes to sleep. The patient attaches the activation chip to the disposable patch, which then activates the implantable stimulator. After use, the patient detaches the activation chip from the chin and disposes of the patch.
●	Charging unit. The charging unit and its power adapter are used to charge the activation chip’s battery. A fully depleted activation chip can be charged on the charging unit within 3 hours.
●	External stimulator. The external stimulator is a sterile, single-use device that is used by the surgeon during the implantation procedure to activate and verify functionality of the implantable stimulator.
●	Sleep lab application. The sleep lab application is used to configure the activation chip stimulation parameters. This remote application runs on a small mini-computer (repeater) and uses Bluetooth Low Energy, or BLE, protocol to enable the operator to configure/customize the activation chip stimulation parameters. Once the activation chip is connected to a disposable patch, the sleep lab application can be used to perform activation chip check-ups, read usage data stored in the activation chip, and program/adjust the stimulation parameters.
●	Smartphone application. The activation chip can be controlled by an optional smartphone application, designed to operate on both Android and iOS devices, which allows the patient to pause and resume stimulation and to increase/decrease the treatment amplitude within a pre-configured range. The smartphone application uses BLE protocol to communicate with a paired activation chip.

Benefits of the Genio system

We designed the Genio system to advance patient care and provide an alternative treatment option for patients suffering from OSA. We believe the following factors offer meaningful benefits for patients, physicians and payors that have the potential to drive broad adoption of our system:

Patient-centric therapeutic option

The results of our BLAST OSA trial demonstrated safety and effectiveness of the Genio system for patients suffering from moderate to severe OSA, and the data were sufficient to obtain CE Mark approval from the European Notified Body. These results, which were further supported and reinforced by the results from our BETTER SLEEP and DREAM studies, showed clinically relevant benefits in the following patient-centered outcomes:

●	Attractive safety profile. The results from the BLAST OSA trial demonstrated that the Genio system was well tolerated with no device-related serious adverse events, or SAEs, reported during the first 6-months of the trial. The results from the DREAM study demonstrated a safety profile in line with other neurostimulation therapy during the first 12-months of the trial (2.6% device related SAEs vs. unilateral HGNS trial that reported a 2.0% rate).
●	Strong therapy compliance. Our device is designed to be convenient for patients to use once implanted and optimized offering a phone-based application to self-titrate their therapy within preset limits. The BLAST OSA data reported that 91% of patients used the system more than five nights per week over a period of six months following implantation. The DREAM study reported that nightly usage was greater than four hours in more than 70% of nights in 84.3% (59/70) of the participants completing diary entries in the three months preceding the 12-month visit. The device was used over 70% of the nights by 85.9% (61/71) of the participants.

●	Improved quality of life. Results from the BLAST OSA trial demonstrated that patients’ quality of life significantly improved as assessed using the FOSQ-10 questionnaire, with an increase in mean score by 1.9 units (p-value=0.0157) and a decrease on the Epsworth Sleepiness Scale, or ESS, score, by a mean of 3.3 units (p-value=0.0113). Additionally, the number of sleep partners who reported that their partner did not snore, or snored only softly, increased from 4.2% at baseline to 65.0%. Results from the DREAM trial demonstrated clinically significant improvement (p<0.001) of other secondary metrics: FOSQ-10 increased from 16.0±2.3 to 18.2±1.9. ESS decreased from 9.7±5.6 to 6.2±4.1 and SNORE-25 decreased from 1.6±0.9 to 0.6±0.6. Additionally, data from the DREAM study shows that a participant’s snoring score was reduced from 83.5% at baseline to 30.4% at 12 months.

Bilateral hypoglossal nerve stimulation

The Genio system was designed to provide bilateral stimulation of the hypoglossal nerve. We believe bilateral stimulation results in a stronger muscle contraction, a more symmetric tongue movement and a wider opening of the airway, which may support better clinical outcomes. We also believe that the bilateral stimulation of the Genio system has the potential to treat moderate to severe OSA in patients with CCC who are currently contraindicated for other HGNS systems.

Single-incision implant procedure and design

The Genio system only has one implantable, low-profile component, which is leadless and battery-free, and only requires a single incision for implantation. Importantly, our system relies on our proprietary duty cycle stimulation algorithm to control the duration, frequency and strength of the neurostimulation. As a result, our system does not require the implantation of a sensing lead to monitor breathing. We believe that the single-incision procedure may support postoperative recovery by limiting the extent of the surgical approach and may be an attractive procedural option for physicians and surgeons.

External activation chip and battery

The Genio system’s power source is located in the external activation chip, meaning no battery is implanted in the patient. Similarly, the external activation chip also includes the software for each user’s personalized therapy and can be updated or upgraded without the need for additional surgical intervention. As a result, we believe the Genio system may reduce the need for additional surgical procedures by enabling battery replacement and system updates to be performed externally, which may impact healthcare resource use and costs.

Demonstrated improvement in supine OSA symptoms

The DREAM study was the first large scale, prospective study to mandate study patients to sleep at least an hour in supine position to assess the efficacy of the Genio therapy in that position. The airway is most vulnerable to collapse in the supine position and unilateral HGNS therapies have not demonstrated efficacy in large studies. The DREAM study showed that despite the total supine sleep time approaching 2 hours (114 minutes) at the 12-month polysomnography (PSG), supine AHI was reduced significantly compared to the baseline values (48.9 ± 19.6 to 22.7 ± 19.9 events/h, P < .001). Mean per-participant percent reduction of supine AHI was -55.1 ± 36.5% (median: 66.6%, P < .001) which was comparable to the mean per-participant percent reduction in total AHI was 266.1 ± 28.7% (median:70.8%, P < .001). These results demonstrate that bilateral stimulation may allow for better supine OSA symptom alleviation potentially through incremental airway opening resulting from stimulation.

Treating patients with the Genio system

Patient selection

Under CE-Mark and FDA approval, the Genio system is indicated for adult patients suffering from moderate to severe OSA with an AHI equal to or greater than 15, but less than 65 events/hour. The Genio system is intended as a second-line therapy for patients who do not tolerate, fail, are ineligible, or refuse current standard of care treatments (such as CPAP therapy).

A variety of considerations are required to assess if a patient is eligible for the Genio system. For instance, patients may only have a body mass index, or BMI, of up to 35kg/m² under CE Mark approval and up to 32kg/m² under FDA approval. Additionally, patients cannot have any medical illness or condition that contraindicates a surgical procedure under general anesthesia or that would prevent the implantation

Implantation

A surgeon implants the implantable stimulator of the Genio system during a single incision procedure under general anesthesia in an outpatient setting. During implantation, the surgeon makes a small curvilinear incision approximately six centimeters in length under the chin to expose the genioglossus muscle and the left and right hypoglossal nerve branches through dissection of multiple muscle layers. The Genio system’s unique paddle electrode design allows the surgeon to position the implant over both genioglossus muscles facing both medial left and right branches of the hypoglossal nerve, allowing for bilateral stimulation. During surgery, the surgeon uses the external stimulator to activate and test initial functionality of the implantable stimulator. The activation chip attached to a disposable patch is used within a sterile sleeve to confirm optimal placement of the implant before and after skin closure. After confirmation of optimal anatomical response, the physician completes the implant procedure. Patients are typically discharged the same day and can return home after the completion of the procedure. While patients may experience mild discomfort or swelling at the incision site, this can be managed with over-the-counter pain medications. Recovery typically takes a few days, and many patients can resume normal activities within a week.

Therapy activation and optimization

Within approximately eight weeks following implantation, the patient returns to the physician for a follow-up visit where the Genio system is activated. At this visit, the patient is provided appropriate training on how to safely use the different components of the device and how to use the system during therapy. Once they have completed their activation visit, the patient can start using their Genio system during sleep.

The exact level of stimulation varies between patients based on the response of their hypoglossal nerve to the Genio system. Once activated, the patient enters the first phase of the therapy process, during which the device operates using low stimulation parameters that allow the patient to acclimate to the sensations and tongue movement associated with stimulation. Once the patient is acclimated, the second phase of therapy begins. This phase is designed to identify the patient’s individual and specific therapeutic levels and patterns of stimulation during wakeful titration and studies performed in a sleep lab. The goal of the wakeful titration is to use nasal endoscopy to identify the optimal tongue contraction characteristics including direction and intensity. Therapy titration is typically completed in one or two visits.

The Genio system delivers stimulation at a programmed rate determined by the physician based on the patient’s breathing frequency. To determine the appropriate rate, the patient’s breathing frequency is initially analyzed during an in-lab sleep trial. The stimulation pattern is adjusted via the sleep lab application using our proprietary duty cycle algorithm which provides timely, alternative cycles of stimulation with patient-specific targeted therapy. Once the physician determines the desired titration and stimulation pattern, the Genio activation chip is programmed to deliver patient-specific therapy based on those levels and patterns. At the optimal titration setting, the physician aims to keep the upper airway open during sleep to support adequate blood oxygen saturation and sleep continuity without waking the patient.

The figure below illustrates the algorithmic, alternating stimulation cycle used by the Genio system.

Daily home stimulation and use

Once the Genio system is activated, patients use the system at home during sleep to treat the symptoms of their moderate to severe OSA. During the initial post-activation period, system settings are optimized to support therapy effectiveness. We generally recommend that patients return to their physician for periodic follow-ups, including an annual routine visit, during which therapy efficacy can be evaluated and adjustments made as needed.

Clinical Results and Studies

We continue to invest in the development of clinical evidence to support the safety and efficacy of the Genio system. Our clinical strategy includes obtaining authorization in our target markets, collecting long-term clinical data for the Genio system and expanding authorized indications to reach a broader patient population, including patients with CCC. We have completed one clinical trial and are conducting three clinical trials globally with the goal of generating reproducible clinical data with the Genio system for patients with moderate to severe OSA.

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

The following chart sets forth the various outcome measures for the intent to treat patient population:

	Baseline	6 months	Mean
Outcome	(n=22)	(n=22)	Difference (95% CI)	P-value
AHI, events/hour	23.7 ± (12.2)	12.9 ± (10.1)	10.8 ± (14.6 to 7.0)	<0.0001
ODI, events/hour	19.1 ± (11.2)	9.8 ± (6.9)	9.3 ± (13.1 to 5.5)	<0.0001
FOSQ-10	15.3 ± (3.3)	17.2 ± (3.0)	1.9 ± (0.4 to 3.4)	0.0157
ESS	11.0 ± (5.3)*	8.0 ± (5.4)	3.0 ± (5.7 to 0.8)	0.0113
SaO2<90%, % time	5.0 ± (6.0)	2.1 ± (3.0)	2.9 ± (4.6 to 1.3)	0.0015
Arousal Index, events per hour	28.7 ± (11.5)	16.0 ± (8.0)	12.7 ± (16.6 to 8.9)	<0.0001
Sleep efficiency (%)	84.0 ± (10.8)	87.3 ± (8.9)	3.2 ± (0-01 to 6.4)	0.0494
Responder rate (Sher Criteria) at 6-month	11 patients out of 22 (50%)		NA

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

The primary safety endpoint included the incidence of device-related SAEs from consent to six months post-implant.

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

In October 2021, we received CE-mark indication approval to treat OSA patients with CCC, based on clinical evidence from the BETTER SLEEP trial.

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

Pivotal DREAM Trial

In June 2020, the FDA approved our IDE application, allowing us to commence our pivotal DREAM trial of the Genio system. In June 2022, we announced that the FDA approved the use of the Genio 2.1 system in our DREAM trial. Our DREAM trial is a multicenter, prospective, open-label trial in which each participant who undergoes implantation of the Genio system will be followed for five years post-implantation to assess the safety and efficacy of the system in patients with moderate to severe OSA. We initiated the DREAM trial as an IDE pivotal trial to support an application seeking FDA marketing authorization and ultimately, reimbursement in the United States for bilateral HGNS for the treatment of moderate to severe OSA. The trial enrolled 115 patients who have all been implanted as of the date of this Annual Report, with 12-month effectiveness endpoints and safety objectives. We identified 22 centers for the trial, including 16 in the United States. As of December 2025, 16 sites were active, of which 15 are in the United States.

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

On March 19, 2024, we announced that our DREAM pivotal trial achieved a statistically significant reduction in the co-primary endpoints of 12-month AHI responder rate, per the Sher criteria, and ODI responder rate, both on an ITT basis. Study participants entered the DREAM trial with a mean AHI of 28.0, mean ODI of 27.0 and mean body mass index of 28.5. At 12-months, 73 subjects were determined to be AHI responders, per the Sher criteria, resulting in an ITT AHI responder rate of 63.5% (p=0.002), and 82 subjects were determined to be ODI responders, resulting in an ODI responder rate of 71.3% (p<0.001). Subjects demonstrated a median 12-month AHI reduction of 70.8%, with similar AHI improvements in supine and non-supine sleeping positions. The safety results for the investigational treatment were favorable, with 11 serious SAEs in ten subjects resulting in an SAE rate of 8.7%. Out of the 11 SAEs, three were device related and there were three explants.

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

Snoring improved, with those reporting bedpartner leaving the room, very loud and loud snoring reduced from 83.5% at baseline to 30.4% at 12-months. At 12-months, participants’ satisfaction scores were reported as extremely satisfied (58.0%), somewhat satisfied (31.8%), somewhat dissatisfied (9.1%), and extremely dissatisfied (1.1%).

No changes in total sleep time or sleep stage distribution were observed in the exploratory analyses (p> 0.05). Total supine sleep time approached two hours but was reduced compared to baseline (p< 0.001). REM (27.6±24.2 to 8.3±12.2 events/h) and supine AHI (48.9±19.6 to 22.7±19.9 events/h) were reduced at 12 months (p<0.001). Mean per participant percent reduction of total AHI was -66.1±28.7% (median: 70.8%, p<0.001) and mean per participant percent reduction of supine AHI was -55.1 ± 36.5% (median: 66.6%, p<0.001).

Nightly usage was greater than four hours in more than 70% of nights in 84.3% (59/70) of the participants completing diary entries in the three months preceding the 12-month visit. The device was used over 70% of the nights by 85.9% (61/71) of the participants.

On July 28, 2025, we announced new data from our DREAM pivotal trial regarding device usage and patient satisfaction in the Journal of Clinical Sleep Medicine. The additional findings showed that nightly device usage was greater than four hours in more than 70.0% of nights in 84.3% of participants completing diary entries in the three months preceding the 12-month visit. Overall, the device was used over 70.0% of the nights by 85.9% of the participants. Additionally, 90.0% of the participants expressed satisfaction with the therapy, and data shows that a participant’s snoring score was reduced from 83.5% at baseline to 30.4% at 12 months.

ACCCESS Trial

In July 2022, we announced that the FDA approved an IDE to enable us to initiate a clinical trial, called ACCCESS, to evaluate the use of the Genio system for the treatment of adult patients with moderate-to-severe OSA with CCC that have failed, did not tolerate, or refused PAP. In the ACCCESS trial, we planned to implant up to 106 subjects with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at twelve months post-implant. However, enrollment of new patients was stopped in the third quarter of 2025, and we anticipate initial readout of the twelve months post-implant data in the third quarter of 2026.

BREATHE Trial

On October 3, 2025, as a condition of FDA approval, the Company received authorization to conduct the post-approval study titled BREATHE. The BREATHE study is designed to demonstrate the continued safety and effectiveness of the Genio system in treating subjects diagnosed with moderate to severe OSA who are intolerant to or failed/refused PAP treatments. This study is a multicenter, prospective, single-arm, post-approval study that will enroll and implant 229 patients in up to 25 centers across the United States. First enrollment is expected in the second quarter of 2026, with a two year duration to complete enrollment in the study.

Sales and Marketing

We have grown our European commercial team to more than 20 people, including sales representatives, field engineers and marketing professionals, who collectively bring substantial medical device sales, education and clinical experience to support commercialization of the Genio system.

In Germany, Switzerland and the Netherlands, we have successfully obtained reimbursement under a dedicated DRG code for HGNS, in the United Kingdom we are part of the Special Services Device Program, or SSDP, in the United Arabic Emirates we are reimbursed by private insurance using a CPT code and in Kuwait we are reimbursed by the Ministry of Health, or MOH. Each of these reimbursement coverages includes the cost of the Genio system, implant procedure, hospital stay and follow-up care.

In the United States, reimbursement for HGNS is supported through established procedural coding and payer coverage policies. Medicare coverage is generally determined at the local level through Local Coverage Determinations, or LCDs, and related billing and coding guidance issued by regional Medicare Administrative Contractors, with coverage criteria and administrative requirements that can vary by jurisdiction. Commercial coverage is determined by individual private insurers and typically follows technology assessment and clinical evidence review, resulting in variation across plans and geographies. As commercialization progresses, we continue to engage with public and private payers, providers, and relevant stakeholders to support appropriate coverage and patient access, including through ongoing clinical evidence generation, provider education, and health economic and outcomes data development.

We began our commercial launch of the Genio system in Germany in July 2020. We subsequently expanded commercialization into Switzerland and Spain in 2021, Finland in 2022, Austria in 2023, and England in December 2024. In February, August and December 2025, we began commercialization in the United Arabic Emirates, the United States, and the Netherlands, respectively. At the end of 2025, we had 67 active implant centers outside the United States and 57 activated accounts in the United States. An activated account in the United States is defined as an account in which a surgeon has been trained and the Genio system has been approved through the account’s value analysis committee, or VAC, process.

We have established a systematic approach to commercializing the Genio system which centers on active engagement and market development across patients, physicians and hospitals. We market our Genio System to physicians and hospitals where ENTs, sleep doctors and general practitioners see, diagnose and treat patients with OSA. We have developed a methodical marketing strategy to educate and develop the market and a commercial strategy tailored to suit local market needs in order to maximize therapy penetration and patient base expansion.

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

We seek to establish long-term partnerships with key opinion leaders and patient associations that are built on mutual trust and oriented towards the needs of our patients and customers. Our marketing organization is focused on building physician awareness through educating common OSA referral sources, general physician and patient education, and targeted KOL development and training. Additionally, we have established and implemented a dedicated direct-to-patient marketing strategy aligned with local regulations in selected countries. Through targeted digital and offline media campaigns, we are raising awareness, engaging and driving patients eligible to the Genio system to our active centers of excellence. We have developed dedicated education and training programs leading to a certification delivered by an approved proctor. These education and training programs offer sleep centers and implanting surgeons excellent training pertaining to the Genio system technology, the latest and most up-to-date insights on the implantation procedure and on therapy optimization as well as on the subject of HGNS science. Additionally, these education and training programs promote a better understanding of OSA, which we believe will result in maximizing outcomes for Genio users, a better understanding of the technology’s benefits and risks and increasing confidence in the safety of the technology.

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

As of December 31, 2025, we had a commercial organization in the United States of over 50 people, of which 25 were sales representatives or territory managers that are supported by clinical education specialists, pre-authorization and reimbursement support personnel, customer service, marketing resources and leadership.

Research and Development

In addition to our ongoing clinical studies, we are also committed to continuing our research and development efforts related to the Genio system, with an emphasis on improving clinical outcomes, optimizing patient adoption and comfort, increasing access for a greater number of patients and allowing more physicians to perform the procedure. The primary focus of our research and development efforts in the near-term will be the continued technological advancement of the Genio system. Some of these improvements include features aimed at enhancing a physician’s ability to monitor patient compliance and therapy efficacy. We continue to enhance our scalable technology platform to potentially enable quick and streamlined release of new features and functionalities through software, firmware and hardware updates as well as therapy enhancement. The design of the external activation chip allows enhancements to the Genio system to be implemented without the need for additional surgical intervention.

In January 2021, we entered into an exclusive license agreement with Vanderbilt University in order to further develop new neurostimulation technologies for the treatment of sleep disordered breathing conditions. We expect that these potential new treatments will focus on stimulating the ansa cervicalis, the efferent fiber of the glossopharyngeal nerve or nerves that innervate the palatoglossus and/or the palatopharyngeus muscle. In parallel with these research and development efforts, we continued to advance the existing Genio platform. We developed a next generation Genio 2.1 system which incorporates an upgraded external activation chip with built in Bluetooth capability and an optional smartphone application that serves as a remote control for patients. These updates were designed to better support patients’ use of the system. In June 2022, we announced that the FDA approved the Genio 2.1 system for use in the DREAM trial. In July 2022, we received FDA approval for use of the Genio 2.1 system in the ACCCESS IDE study as well as CE Mark approval for the Genio 2.1 system. In August 2025, the Genio 2.1 system received FDA approval.

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

The next-generation Genio system is expected to involve -among other things- improvements in the user experience and a decreased disposable patch footprint, making the system more environmentally friendly while improving our gross margin profile. For instance, we plan to introduce cloud connectivity, enabling real-time data streaming from the patient. This innovation is expected to support remote therapy monitoring. By integrating these features, we aim to further enhance patient convenience, improve accessibility to care, and create a more sustainable, cost-effective solution. We intend to build a scalable technology platform allowing quick and streamlined release of new features and functionalities through software, firmware, hardware updates and upgrades and therapy enhancement. Through investments in new products and innovation, we expect to be able to increase our gross margin to over 80% once we achieve appropriate scale.

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

We consider our primary competition to be other device-based neurostimulation therapies designed to treat patients with moderate to severe OSA. Outside the United States, in addition to Inspire, we also are aware of LivaNova’s ImThera device which received CE-Mark approval to market an open-loop neurostimulation device in Europe. In the United States, the Inspire system is currently the only FDA-approved closed-loop neurostimulation device for moderate to severe OSA. In the United States, LivaNova announced in 2021 the initiation of its OSPREY study, an IDE study to support FDA approval and commercialization of the Aura6000 device. LivaNova announced in November 2024 that its OSPREY clinical study met its primary endpoints and further announced in November 2025 that the company expects to launch their therapy in the United States in 2027. We believe other emerging businesses are in the early stages of developing neurostimulation devices.

We also compete with invasive surgical treatment options such as UPPP and MMA, which are primarily used in the treatment of mild to moderate OSA. We do not believe we directly compete with CPAP or other types of positive airway pressure devices because CPAP is typically a first line therapy for patients with OSA.

In 2024, some studies were published demonstrating a positive effect of GLP-1 receptor agonists, such as Mounjaro (Tirzepatide), on Obstructive Sleep Apnea in obese adult patients. These drugs (such as Zepbound - Eli Lilly) are now indicated in the United States for the treatment of Obstructive Sleep Apnea in obese patients. In Europe, the EMA (European Medicines Agency) has determined that Eli Lilly’s Mounjaro (Tirzepatide) existing indication for weight management already encompasses it benefits for Obstructive Sleep Apnea in adults with obesity, making a separate indication unnecessary. We expect drugs like Mounjaro (Tirzepatide) to potentially enlarge the pool of patients eligible to hypoglossal nerve stimulation by reducing the BMI of obese patients and allowing them to meet the indication criteria for hypoglossal nerve stimulation. However, we have not experienced the benefit of this impact to date.

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

For the manufacturing of the Genio system’s implantable stimulator used for clinical and European commercial activities, subassemblies and other components are purchased from external suppliers with the final assembly being done in our manufacturing facilities in Belgium. For the manufacturing of the Genio system’s implantable stimulator used for U.S. commercial activities, we work together with a U.S. third party manufacturer. For the external parts of the Genio system, we have fully outsourced the manufacturing of those products.

In January 2026, we announced an investment in further expanding our manufacturing capacity to support worldwide growth by entering a nine-year lease of 2,000 square meters for a state of the art cleanroom. We expect this facility to be fully operational in 2027.

Collaboration and License Agreements

Cochlear Collaboration Agreement

We and Cochlear Limited, or Cochlear, entered into a collaboration agreement, dated November 2018, under which we and Cochlear agreed to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. Cochlear has significant expertise in the development of implantable devices. The specific contributions and services to be used, applied and provided by both parties were detailed in several “Statements of Work”, with an initial Statement of Work agreed upon by us and Cochlear in November 2018, and further Statements of Work agreed between June 2020 and January 2023. Pursuant to the various Statements of Work, Cochlear evaluated various packaging technologies to support us in the assessment of encapsulation technologies for the implantable stimulator, and worked with us in developing and enhancing the next generation implantable stimulator, and provided support in a transfer project to a U.S. third party manufacturer. As all work under the Statements of Work has been completed and parties do not currently have the intention to enter into additional Statements of Work, the collaboration agreement can be considered as ended.

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

As of December 31, 2025, we have 337 granted patents and pending patent applications comprised of 57 granted U.S. patents, eight pending U.S. patent applications, 244 patents granted in jurisdictions outside the United States (including Australia, Canada, China, Europe, Hong Kong, Israel, and Japan) and 28 pending patent applications in jurisdictions outside the United States (including Australia, Canada, China, Europe, Hong Kong, and Japan). The exclusivity terms of our patents depend upon the laws of the countries in which they are obtained. In the countries in which we currently file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. Current issued patents and patent applications covering our Genio system will expire on dates ranging from 2032 to 2034, if the applications are issued.

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

We also hold an exclusive worldwide license from Vanderbilt University, to develop, use, grant sublicense and commercialize products, with a different mechanism of action than the Genio system, in the field of sleep disordered breathing conditions and comorbidities of such conditions. We will also work together with Vanderbilt University to continue prosecution of patent applications made by Vanderbilt. Under the agreement, we paid to Vanderbilt an upfront license issue fee of approximately $650,000. We may be required to pay earned royalties in the mid-single digits on net sales of licensed products that are covered by the patent rights owned by Vanderbilt. After the second anniversary of the agreement, we may terminate the obligation to pay further earned royalties to Vanderbilt on net sales of licensed products in exchange for a one-time royalty buyout payment. A first annual royalty payment of $250,000 was due in relation to 2024, and a second annual royalty payment of $250,000 was due in relation to 2025. We may be required to make additional annual royalty payments to Vanderbilt of up to $500,000 in relation to 2026 and 2027, and up to $1,000,000 in relation to 2028 and each year thereafter, which are creditable against the earned royalties owed to Vanderbilt for the same calendar year. Additionally, Vanderbilt may be entitled to milestone payments of up to an aggregate of $15,750,000 in connection with patent issuance, clinical studies, regulatory approvals and net sales milestones, with a minimum of $1,000,000 due in 2025 and $1,000,000 due in 2026. We may also be required to pay Vanderbilt a low to mid double-digit percentage, not to exceed 40% of any non-royalty sublicensing revenue we receive. The Vanderbilt Agreement, including the royalty obligations thereunder, will continue on a licensed product-by- licensed product and country-by-country basis until the expiration date of the last-to expire licensed patent in each country. Either we or Vanderbilt may terminate the Vanderbilt Agreement in connection with the other party’s insolvency. Vanderbilt may also terminate the Vanderbilt Agreement in the event we fail to make a payment to Vanderbilt, breach or default our diligence obligations or breach or default on any other material term, and if we fail to make such payment or cure such breach or default within 60 days of written notice from Vanderbilt. We may terminate the agreement by providing 120 days’ advance notice to Vanderbilt.

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

On May 26, 2021, Regulation (EU) 2017/745 of 5 April 2017 on medical devices, or the Medical Device Regulation (MDR), became effective, repealing and replacing the MDD and the AIMDD. The MDR is directly applicable in all EU member states. The MDR changed several aspects of the regulatory framework for medical device marketing in Europe in order to increase regulatory oversight of all medical devices marketed in the EU (which, in turn, increased the costs, time and requirements to place innovative or high-risk medical devices on the European market). The MDR among other things:

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

An overarching requirement under the MDR is that any device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must meet the performance specifications intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. To that effect, the European Commission has adopted certain common specifications and has recognized various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. A harmonized standard is a European standard developed by a recognized European Standards Organization. While not mandatory, compliance with harmonized standards is a way for manufacturers to demonstrate that products comply with relevant EU legislation.

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

For Class I non-sterile, non-measuring and non-reusable surgical devices, a manufacturer can self-declare the conformity of its products with the GSPRs. For all other classes of medical devices, a conformity assessment procedure requires the involvement of a Notified Body. In the case of Class I devices that are sterile, measuring or reusable surgical devices (i.e., Class Is, Im or Ir), such involvement is limited to the relevant aspects of sterility, metrology or reuse.

To that effect, where required, manufacturers of medical devices must make an application to a Notified Body. Notified Bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A Notified Body would typically audit and examine a product’s technical documentation as well as the manufacturers’ Quality Management System, which is most commonly established in accordance with the ISO 13485 standard related to Medical Devices Quality Management Systems. If satisfied that the medical device conforms to the relevant GSPRs, the Notified Body issues the applicable conformity certificate, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE-Mark to the device, allowing the device to be legally marketed throughout the EU.

Notified Body certificates of conformity are valid for a fixed duration, which shall not exceed five years.

Throughout the term of the certificate, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In addition, the Notified Body will conduct a recertification audit prior to renewal of the relevant certificate(s).

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

In order to demonstrate safety and effectiveness for their medical devices, manufacturers must plan, conduct and document a clinical evaluation in accordance with Article 61 and Annex XIV of the MDR. Clinical investigations conducted in accordance with the requirements of Annex XV to the MDR may be required in order to generate the necessary clinical data and are required for Class III and implantable devices, unless an exemption applies. Clinical investigations for medical devices usually require the approval of ethics committees and approval by the national regulatory authorities. Both regulators and ethics committees also require the submission of periodic safety reports during a study and may request a copy of the final study report.

Once the product has been placed on the market in the EU, the manufacturer must comply with the vigilance reporting requirements under the MDR. In accordance with these vigilance reporting requirements, serious incidents must be reported to the relevant authorities of the EU member states, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, where necessary, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. A serious incident is defined as any malfunction or deterioration in the characteristics or performance of a device made available on the market, including use-error due to ergonomic features, as well as any inadequacy in the information supplied by the manufacturer and any undesirable side-effect that directly or indirectly led, might have led or might lead to death, temporary or permanent serious deterioration of health state, or a serious public health threat.

An FSCA can include the withdrawal of the device from the market, or a recall thereof. FSCAs must be communicated by the manufacturer or its legal representative to the users of the device through Field Safety Notices. Furthermore, the manufacturer must report any statistically significant increase in the frequency or severity of incidents that are not serious incidents or that are expected undesirable side-effects where such increase could have a significant impact on the benefit-risk analysis and which have led, or may lead, to risks to the health or safety of patients, users or other persons that are unacceptable when weighed against the intended benefits. The significant increase shall be established in comparison to the foreseeable frequency or severity of such incidents in respect of the device, or category or group of devices, in question during a specific period as specified in the technical documentation and product information.

The advertising and promotion of medical devices is subject to certain general principles set forth in EU directives. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices. While the aforementioned directives are not specific to the advertising of medical devices, the provisions of national law transposing them must also be complied with and contain general rules, for example requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at national level. EU member state laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

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

On December 16, 2025, the European Commission published a proposal for a regulation amending, amongst others, the MDR with a view to simplifying and reducing the burden of the rules on medical devices. The proposal has as objective to simplify European rules for medical devices, to support the digitalization of procedures, and to offer a modern, adaptive framework so that companies can respond to changing market conditions and patient needs. We will monitor the discussions and potential adoption of this proposal going forward.

We obtained CE-Mark approval for the Genio system under the AIMDD in March 2019 and for the Genio 2.1 system under the MDR in July 2022. DEKRA Certification B.V., a notified body designated under the MDR and applicable EU medical device legislation, assessed our quality system and the relevant technical documentation and issued the applicable EC certificates supporting CE marking of the Genio system and Genio 2.1 system.

In January 2024, the Company entered into an agreement with DEKRA Certification B.V. under which the validity of the Genio system EC certificate issued under the AIMDD was extended until December 31, 2027. This extension allows the Genio system to continue to be commercially sold and made available in the European Union in accordance with applicable MDR transitional provisions.

Our site in Mont-Saint-Guibert is certified in accordance with ISO 13485:2016 and serves as the legal manufacturer for all our products. Our Milmort manufacturing facility is also certified in accordance with ISO 13485:2016. CE marking and ISO certification are subject to ongoing surveillance and periodic reassessment by the applicable notified body and certification authorities. We maintain processes designed to support ongoing compliance with applicable regulatory requirements and relevant harmonized standards.

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

The Genio system is regulated by the FDA as a medical device under the FDCA, as implemented and enforced by the FDA. The FDA regulates, among other things, the development, testing, manufacturing, labeling, packaging, storage, installation, servicing, advertising, promotion, marketing, distribution, import, export, and market surveillance of our medical devices. In August 2025, the FDA granted approval of our PMA application for the Genio system, allowing us to commercialize the system in the United States.

FDA Authorization of Medical Devices - Regulatory Requirements

Under the FDCA, medical devices are classified into one of three classes - Class I, Class II or Class III - depending on the degree of risk associated with each medical device and the extent of controls needed to provide reasonable assurance of safety and effectiveness. Classification of a device is important because it determines, among other things, the necessity and type of FDA review required prior to marketing the device.

Before being introduced into the U.S. market, each medical device must obtain marketing authorization from the FDA through the applicable regulatory pathway, which may include the premarket notification, or 510(k), process, the De Novo classification process or the premarket approval, or PMA, process, unless the device is classified as Class I or otherwise qualifies for an exemption from premarket review.

General Controls

All device manufacturers are also subject to the quality management system rules described in the FDA’s Quality Management System Regulation, or QMSR, which includes both design control and other current good manufacturing practice requirements, including rules relating to purchasing controls, document controls, production and process controls, labeling and packaging controls, control of nonconforming product, complaint handling, corrective and preventative actions, storage, handling, distribution, and servicing. The QMSR became effective as of February 2, 2026 and was adopted for the purpose of harmonizing the FDA’s medical device quality system requirements with ISO 13485:2016.

Class I Devices

Class I devices are those for which reasonable assurance of safety and effectiveness can be maintained through adherence to general controls, which include compliance with the applicable portions of the FDA’s regulations requiring facility registration and product listing, reporting of adverse medical events and any recalls, corrections or removals, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. The Class I designation also applies to devices for which there is insufficient information to determine that general controls are sufficient to provide reasonable assurance of the safety and effectiveness of the device or to establish special controls to provide such assurance, but that are not life-supporting or life-sustaining or for a use which is of substantial importance in preventing impairment of human health, and that do not present a potential, unreasonable risk of illness or injury.

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

Following receipt of a premarket notification for a device, the FDA conducts an administrative review to determine whether the submission is sufficiently complete to permit a substantive review. According to the most recent medical device user fee goals, the FDA will attempt to issue a decision within 90 days of receipt on 95% of all 510(k) submissions accepted for review. However, the FDA may stop the review clock for up to 180 days to request that the applicant respond to the agency’s requests for additional information about the proposed device. If the FDA agrees that the device is substantially equivalent to the predicate device identified by the applicant in a premarket notification submission, the agency will grant 510(k) clearance for the new device, permitting the applicant to commercialize the device. Premarket notifications are subject to user fees, unless a specific exemption applies.

After a medical device receives 510(k) clearance, any modification that could significantly affect the device’s safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) submission or could require a PMA application. The FDA requires each manufacturer to make the determination of whether a device modification requires a new 510(k) or PMA in the first instance, but the FDA may review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance or PMA for a particular change, the FDA may retroactively require the manufacturer to submit a 510(k) or PMA application. The FDA may also require the manufacturer to cease its marketing activities for the modified device in the United States and/or recall the device until the appropriate marketing authorization for the modification is obtained.

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

The PMA process is more demanding than the 510(k) process. For a PMA, the manufacturer must provide valid scientific evidence, which typically includes extensive preclinical testing and, in most cases, data from one or more clinical studies, to demonstrate that the device is safe and effective for its proposed indication. The PMA application must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA application, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review and determine whether the proposed device can be approved for commercialization, although in practice, PMA application reviews often take significantly longer, and it can take up to several years for the FDA to issue a final decision. Before approving a PMA, the FDA generally also performs an on-site Pre-Approval Inspection (PAI) of manufacturing facilities for the product to ensure compliance with the quality system requirements.

The FDA may refer any PMA application, including those for novel device candidates or device candidates that present difficult questions of safety or efficacy, to an advisory committee for review. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making final decisions on approval.

If the FDA’s evaluation of the PMA application and inspection of the manufacturing facility is favorable, the FDA may issue an approval order authorizing commercial marketing of the device, or an “approvable letter,” which usually contains a number of conditions that must be met in order to secure final approval of the PMA application. When and if those conditions have been met to the satisfaction of the FDA, the agency will issue an approval order, subject to the conditions of approval and the limitations established in the approval order. If the FDA’s evaluation of a PMA application or manufacturing facility is not favorable, the FDA will deny approval or issue a “not approvable letter.” The FDA may also determine that additional studies are necessary, in which case final approval may be delayed for several months or years while such additional studies are conducted and data is submitted in an amendment to the PMA application. The PMA process can be expensive, uncertain and lengthy, and each PMA submission is subject to a substantial user fee unless a specific exemption applies. PMA application approval may also be granted with post-approval requirements such as the need for additional patient follow-up or requirements to conduct additional clinical trials.

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

The De Novo classification process allows a manufacturer whose novel device is automatically classified into Class III to request that the FDA classify such device as Class I or Class II based on evidence that the device in fact presents low or moderate risk, instead of following the typical Class III device pathway requiring the submission and approval of a PMA application. Under the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, the FDA is required to classify a device within 120 days following receipt of the De Novo classification request from an applicant; however, the process may take significantly longer. For example, the most recent FDA user fee goals state that the agency will attempt to issue a decision within 150 days of receipt on 70% of all De Novo classification requests received during each fiscal year. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. If FDA grants the De Novo request, the device may be legally commercialized in the United States. However, the FDA may reject the classification request if the agency identifies a suitable legally marketed predicate device that provides a reasonable basis for review of substantial equivalence or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and adequate special controls cannot be developed. De Novo classification requests are subject to user fees, unless a specific exemption applies.

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

An IDE application must be supported by appropriate pre-clinical data, such as animal and laboratory test results, showing that the device has a safety profile appropriate for human testing and that the trial protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA, unless the FDA expressly approves or denies the application in writing or notifies the sponsor that the investigation is on hold and may not begin until the sponsor provides supplemental information about the investigation that satisfies the agency’s concerns. If the FDA determines that there are deficiencies or other concerns with an IDE that require modification of the trial, the FDA may permit a clinical trial to proceed under a conditional approval or the sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. In addition, the trial must be approved by, and conducted under the oversight of, an institutional review board, or IRB, for each clinical site. If the device presents a non-significant risk to the patient according to criteria established by FDA as part of the IDE regulations, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate authorization from the FDA, but must still comply with abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.

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

Post-Marketing Restrictions and Enforcement

After a device is cleared or approved for commercialization by the FDA, a medical device remains subject to ongoing regulatory requirements such as:

●	establishment registration and device listing with the FDA;
●	quality system regulations, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
●	labeling and marketing regulations, which require that advertising and promotional materials about the cleared or approved device are truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of devices for uncleared or unapproved (also known as “off -label”) uses and impose other restrictions on labeling;

●	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device marketed by the manufacturer would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
●	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations;
●	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device; and
●	periodic scheduled or unscheduled inspections by the FDA to assess compliance with applicable regulations, which could result in the shutdown of, or restrictions on, our manufacturing operations and the recall or seizure of our products.

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

The FDA has the authority to require the recall of commercialized medical device products in the event of material deficiencies or defects in design or manufacture. The authority to require a recall must be based on an FDA finding that there is reasonable probability that the device would cause serious adverse health consequences or death. A manufacturer may, under its own initiative, recall one or more of its products if any distributed devices fail to meet established specifications, are otherwise misbranded or adulterated under the FDCA, or if any other material deficiency is found. A device manufacturer must report to the FDA any correction, removal or recall of its devices, if such action is taken to reduce a risk to health posed by such devices or to remedy a violation of the FDCA caused by such devices that may present a risk to health, within 10 working days after the recall is initiated.

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

To ensure compliance with regulatory requirements, medical device manufacturers are subject to market surveillance and periodic, pre-scheduled or unannounced inspections by the FDA, and these inspections may include the manufacturing facilities of contract manufacturers. Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR/QMSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR/QMSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Failure to maintain compliance with applicable quality system requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products.

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

Even if a product qualifies for Breakthrough Device designation, the FDA may later decide that the device no longer meets the conditions for qualification or decide not to expedite the time period for pre-market review or authorization. The Breakthrough Devices Program does not change the scientific or medical standards for marketing authorization or the quality of evidence necessary to support authorization but may expedite the development or pre-market review process.

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

Healthcare Law and Regulation

We must comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws, false claims laws and price transparency reporting laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. These laws include the following:

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

State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. We also may be subject to, or may in the future become subject to, U.S. federal and state, and foreign laws and regulations imposing obligations on how we collect, use, disclose, store and process personal information. Nyxoah S.A. is not a covered entity or a business associate under HIPAA; however, we are indirectly affected by HIPAA because the protected health information held by investigators conducting our clinical trials is subject to HIPAA and can only be used for Nyxoah research consistent with HIPAA requirements imposed on those investigators. In addition, state laws, such as the California Consumer Privacy Act (CCPA), govern the privacy and security of the personal information of individuals residing in such states, and may in certain circumstances, apply to health information. In addition to California, other states have implemented laws protecting identifiable health and personal information, and many of these laws differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts.

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

Coverage and Reimbursement

Sales of the Genio system and any of our current or future product candidates, if approved, will depend, in part, on the extent to which the procedures using the Genio system and any product candidates are covered by third-party payors, such as government healthcare programs, commercial insurance and managed healthcare organizations. Third-party payors are increasingly limiting coverage and reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, and restrictions on coverage and reimbursement. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical devices and medical services, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net sales and results.

In the United States, reimbursement for professional services performed at a facility by physicians is typically reported under billing codes issued by the American Medical Association, or AMA, known as Current Procedural Terminology, or CPT, codes. Physician reimbursement under Medicare generally is based on a fee schedule and determined by the relative value of the professional service rendered. Under the Medicare program, hospital outpatient services are reported by CPT codes and assigned to clinically relevant Ambulatory Payment Classifications, or APCs, which are used to determine the payment amount for services provided. As part of the final Hospital Outpatient Prospective Payment System and Ambulatory Surgery Center rule for 2026, CMS assigned CPT code 64568 for cranial nerve stimulation implants (including the Genio system hypoglossal nerve stimulator) to New Technology APC 1580.

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

Healthcare Reform

The FDA’s and other regulatory authorities’ policies may change and future legislative and regulatory proposals may prevent, limit or delay regulatory authorization of our product candidates or, more broadly, may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes will be enacted, or whether any of the FDA’s regulations, guidance or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. For example, the next FDA user fee reauthorization package entered the stakeholder negotiation phase in mid-2025, and any agreement is expected to be sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the medical device user fee program must be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for activities supported by user fees. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing authorization that we otherwise may have obtained, and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

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

At the European Union level, data protection is essentially regulated by Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016, or the General Data Protection Regulation (GDPR) and -specifically with respect to electronic communications- by Directive 2002/58/EC of the European Parliament and of the Council of July 12, 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector, or the e-privacy Directive.

Since EU regulation supersedes congruent national data privacy laws, the GDPR is binding in its entirety and directly applicable in each member state. It was primarily intended to harmonize data protection law in the European Union, to improve data protection enforcement and to strengthen the internal market. Nevertheless, the GDPR contains a number of opening clauses that allow EU member states to create specific national laws relating to individual data processing activities or requirements, such as the protection of employee data. Accordingly, EU member states have enacted national implementation acts which accompany the GDPR.

Under the GDPR, the regulatory requirements include that personal data may only be collected for specified, explicit and legitimate purposes based on a lawful basis. Personal data may only be collected and processed in a manner consistent with those purposes. Personal data must also be adequate, relevant and limited to what is necessary in relation to the purposes for which it is processed. It must be processed in a manner that ensures transparency to the data subject (i.e., an identified or identifiable natural person to whom the personal data relates). The GDPR stipulates strict requirements regarding the processing of special categories of personal data (such as data concerning health, genetic and biometric information), on the duties to prepare documentation and to furnish proof of compliance with the requirements of the GDPR. The rights of data subjects have been strengthened and include, among others, a right to require information about their data being processed and, where applicable, the right to “data portability” as well as the right to restrict certain processing of their data as well as a “right to be forgotten” pursuant to which data subjects may require that their data is to be deleted when there is a problem with the underlying legality of the processing or where they withdraw their consent. The GDPR also provides restrictive requirements as regards automated decision making and profiling activities, which could impact marketing activities based on such processing of data.

As part of our obligations under the GDPR, we must implement appropriate technical and organizational measures to ensure a level of security appropriate to the organization’s processing requirements and risk. Accordingly, certain cyber security requirements must be fulfilled to ensure that data is processed and stored safely. Organizations must notify the relevant supervisory authority about data breaches within 72 hours when acting as data controller, and in some instances, provide notification to data subjects. In terms of (cyber) security, account should also be taken of the so-called NIS2 framework, which derives from Directive (EU) 2022/2555 of the European Parliament and of the Council of 14 December 2022 on measures for a high common level of cybersecurity across the Union, or the “NIS2 Directive”. Unlike the GDPR, the NIS2 Directive is not directly applicable and must be transposed into member states’ national laws. The NIS2 Directive imposes more stringent requirements in the field of cybersecurity in 18 critical sectors. Our activities do not come within the ambit of the NIS2 Directive, which only concerns entities manufacturing medical devices to the extent that they are considered to be critical during a public health emergency (public health emergency critical devices list) within the meaning of Article 22 of EU Regulation (EU) 2022/123, which is not the case for our products.

Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries, outside the EEA. Such transfers are authorized to the extent they meet the conditions laid down in the GDPR for such transfers. The GDPR provides for different means for personal data to be legally transferred to third countries, including adequacy decisions, appropriate safeguards such as standard contractual clauses, and binding corporate rules. Certain legal developments in Europe have created complexity and uncertainty regarding such transfers, especially when it comes to transfers to the United States of America.

Navigating transfers of personal data to US-based organizations has not been easy in recent years, following legal challenges brought against several international data transfer instruments set forth under the GDPR. On July 16, 2020 for instance, the Court of Justice of the European Union, or the CJEU, invalidated the EU-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the European Union to U.S. entities who had self-certified under the Privacy Shield scheme. US laws were considered falling short of guaranteeing EU individuals an essentially equivalent level of data protection as in the EU due to far-reaching possibilities of surveillance that existed under US national security laws. Following the Schrems-II judgment, organizations transferring personal data to the US relied on standard contractual clauses. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate third country personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. Uncertainties were lifted with the adoption by the European Commission of a new adequacy decision relating to transfers of personal data to organizations participating in the Data Privacy Framework.

On July 10, 2023, the European Commission adopted an adequacy decision for a new mechanism for transferring data from the EU to the United States, or the EU-US Data Privacy Framework, which provides EU individuals with several new rights, including the right to obtain access to their data, or obtain correction or deletion of incorrect or unlawfully handled data, and allows US companies to self-certify to the U.S. Department of Commerce their compliance with a set of agreed privacy principles in order to freely receive EU personal data. The adequacy decision followed the signing of an executive order introducing new binding safeguards to address the points raised in the Schrems II-judgment. Notably, the new obligations are geared to ensure that data can be accessed by U.S. intelligence agencies only to the extent necessary and proportionate and to establish an independent and impartial redress mechanism to handle complaints from Europeans concerning the collection of their data for national security purposes. The European Commission will continually review developments in the United States along with its adequacy decision. Adequacy decisions can be adapted or even withdrawn in the event of developments affecting the level of protection in the applicable jurisdiction. In this respect it must be noted that several privacy organizations are calling for such a withdrawal and it seems that several changes undertaken by the Trump administration could lead to a degraded function of the EU-US Data Privacy Framework so that it is uncertain whether the CJEU would uphold it in a Schrems III-like case. New challenges of the EU-US Data Privacy Framework should be expected too, despite the General Court’s judgment of September 3, 2025 rejecting the first legal challenge brought against the adequacy decision.

If the EU-US Data Privacy Framework would be withdrawn or otherwise struck down, if the recipient of personal data has not been self-certified under it or if transfers concern other non-EU/EEA countries that do not benefit from an adequacy decision, international data transfers must occur through another legal basis.

As indicated, while the CJEU upheld the adequacy of the standard contractual clauses, reliance on this contractual mechanism alone may not always be sufficient in all circumstances. Use of, and reliance on, the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer.

On a general note, failure to comply with the GDPR provides for substantial fines in case of noncompliance (up to the greater of €20 million or 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR), potentially high-stakes tort claims for material and immaterial damages (e.g., for infringements of privacy rights) and a general burden of proof for companies. Individual EU member state implementation laws such as the Bundesdatenschutzgesetz, or BDSG, in Germany also provide criminal sanctions for specific violations.

Privacy regulations, such as the GDPR, concerning the use of web analysis are particularly relevant to our online platform. Web analysis technologies (e.g., processing of cookies or tracking records such as through Google Analytics) process personal data in order to enable the operator of a website to personalize its offers and marketing to better match the client’s interests. Certain web analysis tools anonymize or pseudonymize collected data, but the use of such tools is nonetheless regulated by data privacy laws. For example, the use of cookies is regulated both by the GDPR and by the ePrivacy Directive, that provides for an opt-in regime pursuant to which the use of technically non-necessary cookies and comparable tracking technologies requires an informed consent of the end-user of a device.

Finally, based on its data strategy, the European Union plans to comprehensively revise and update the legal framework for the handling of data, for example through the recently adopted Digital Markets Act and the Digital Services Act. In the medical sector, it is worth noting that Regulation (EU) 2025/327 of the European Union and of the Council of 11 February 2025 on the European Health Data Space entered into force on 26 March 2025, or the EHDS Regulation, which lays down an EU harmonized framework on the secondary use of health data, in particular for research. Access to such data can be applied for via a health data access body, or HDAB, for access to electronic health data held by a third party (e.g., hospitals and HCPs). Full implementation of the EHDS Regulation will be spread over the upcoming ten years.

Data Privacy and Security Laws in Belgium

In Belgium, the legislator adopted implementing legislation following the GDPR. Notably, the Act of July 30, 2018 on the Protection of Natural Persons with regard to the Processing of Personal Data, or the Data Protection Act, addresses various national substantive aspects of the GDPR and introduces several specifications and derogations. The Data Protection Act stipulates 13 years old as the age from which children may provide consent for the use of an information service. This is lower than the age of 16 set by the GDPR. Furthermore, the Data Protection Act imposes additional security measures in relation to sensitive data. An entity processing genetic data, biometric data, data concerning health or data related to criminal convictions and offences must maintain a list of the categories of persons who have access to such data, together with a description of their function related to processing such data. When requested, the list must be disclosed to the competent supervisory authority.

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

With regards to cookies, the Belgian Data Protection Authority also indicated that it will treat this as a top priority. The Belgian Data Protection Authority has been proactively looking for cookie infringements on (press) websites and placed those websites under scrutiny in recent case-law. Moreover, the EDPB has published the Cookie Banner Taskforce Report, which identifies common minimum thresholds for the data protection authorities in relation to cookies.

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

Various states, such as California and Massachusetts, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements, in some cases more stringent than HIPAA, regulating the use and disclosure of health information and other personally identifiable information. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. Furthermore, California enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020, became enforceable by the California Attorney General on July 1, 2020, and has been dubbed the first “GDPR-like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined). The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. More recently, the California Privacy Rights Act, or CPRA, became law in California. The CPRA imposes additional data protection obligations on certain companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for high-risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations, which could lead to increased privacy and information security enforcement. The majority of the CPRA provisions became effective on January 1, 2023, and additional compliance investment and potential business process changes may be required. Although the CCPA currently exempts certain health-related information, including clinical trial data, the CCPA and the CPRA may increase our compliance costs and potential liability. A number of other states have either enacted their own omnibus privacy laws or continued to deliberate and introduce similar privacy law proposals. Such laws may have potentially conflicting requirements that would make compliance challenging.

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

Employees and Human Capital Resources

As of December 31, 2025, we employed 153.7 full-time equivalents (including employees and consultants), of which 67.1 were based in Europe (Belgium, Germany and the United Kingdom), 6.6 were based in Israel, two were based in Australia, and 78 were based in the United States. None of our employees are represented by labor unions or covered by company specific bargaining agreements.

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

On May 30, 2025, Inspire Medical Systems, Inc., or Inspire, filed a lawsuit against Nyxoah SA and Nyxoah, Inc, together Nyxoah, in the United States District Court for the District of Delaware, alleging that the Genio system infringes Inspire’s U.S. Patent Nos. 10,898,709, 11,806,526 and 11,850,424, or the Inspire Asserted Patents. Inspire’s complaint seeks customary remedies for patent infringement. Nyxoah has filed a counterclaim seeking declaratory judgment that the Genio system does not infringe the Inspire patents, and that those patents are invalid. We intend to vigorously defend against Inspire’s claims.

On September 15, 2025, Nyxoah filed a lawsuit against Inspire, again in the U.S. District Court for the District of Delaware, alleging that the Inspire IV and Inspire V systems infringe U.S. Patent Nos. 8,700,183, 9,415,215, and 9,415,216. Like the Inspire complaint, Nyxoah’s complaint seeks customary remedies for patent infringement. The deadline for Inspire to respond to Nyxoah’s complaint had been stayed pending the court’s final ruling on our motion to disqualify Inspire’s counsel. On February 16, 2026, Inspire withdrew its objections to the court’s initial ruling on that issue, and the court lifted the stay. Inspire filed its initial response to Nyxoah’s lawsuit on March 23, 2026, seeking dismissal of certain of Nyxoah’s claims. We expect the court will soon set a schedule for Nyxoah’s case.

On December 1, 2025, Nyxoah SA filed two actions against Inspire and Inspire Medical Systems Europe GmbH, together Inspire Europe, in the Unified Patent Court in Munich, Germany, alleging that the Inspire IV system infringes two European patents, EP 2 760 528 B1 and EP 2 760 534 B1. Nyxoah’s complaints seek damages and injunctive relief against Inspire Europe.

On December 18, 2025, Nyxoah filed petitions for inter partes review of the Inspire Asserted Patents, asking the U.S. Patent and Trademark Office to determine that the claims of those patents are unpatentable (i.e. invalid). Inspire filed initial written responses to those petitions on March 2, 2026, and Nyxoah expects to submit its responses to Inspire’s filings on or before the deadline of March 31, 2026.

The outcome of these matters are inherently uncertain, and there can be no assurances that a favorable outcome will be obtained. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, among other factors.

C.Organizational Structure

The following is a list of our significant subsidiaries:

	Country of		Percent
Name of undertaking	registration	Activity	holding
Nyxoah Ltd	Israel	Medical Technology support and administrative activities	100
Nyxoah Pty Ltd	Australia	Medical Technology Research and Development	100
Nyxoah, Inc.	United States	Medical Technology Research and Development; Commercialization of medical devices	100
Nyxoah GmbH	Germany	Commercialization of medical devices	100

D.Property, Plant and Equipment

Type	Location	Size (square meters)	Expiry
Executive office	Mont-Saint-Guibert, Belgium	570	June 30, 2029
Offices	Milmort, Belgium	120	December 31, 2026
Manufacturing	Milmort, Belgium	140	July 29, 2027
Packaging	Milmort, Belgium	40	August 28, 2026
Offices	Liège, Belgium	212	December 8, 2026
Executive office/Storage	Tel Aviv, Israel	1,356	June 30, 2026
Offices	Summit, NJ, U.S.A.	93	August 31, 2026

All of our property is leased. We believe that our office facilities are sufficient to meet our current needs.

Facilities

We operate out of a leased site in Mont-Saint-Guibert, Belgium, which consists of 570 square meters (approximately 6,135 square feet) of office space and is our corporate headquarters and home to our European commercial, training and education, marketing, and clinical activities. The lease for the site in Mont-Saint-Guibert, Belgium expires on June 30, 2029.

We operate out of a leased site in Milmort, Belgium, which consists of 140 square meters (approximately 1,500 square feet) of manufacturing space (cleanroom), 40 square meters (approximately 430 square feet) of packaging space (cleanroom) and 120 square meters (approximately 1290 square feet) of office space and is home to our manufacturing activities. The lease for the office space in Milmort, Belgium expires on December 31, 2026. We can terminate the contract at any time with a notice period of six months. The lease for the manufacturing space in Milmort, Belgium was for an indefinite duration, and notice of termination has been given effective as of January 29, 2026, with a notice period of eighteen months. The lease for the packaging space expires on February 28, 2026, and will be renewed for at least an additional six months. In addition, we entered into an office lease agreement effective December 8, 2025, covering 212 square meters (approximately 2,280 square feet) of office space in Liège, Belgium. This office lease has an initial term of one year and is subject to automatic annual renewal unless terminated by either party with at least one month’s prior written notice.

Nyxoah Ltd operates out of a leased site in Tel Aviv, Israel, which consists of 1,306 square meters (approximately 11,830 square feet) of office space and 50 square meters (approximately 540 square feet) of additional storage space. Until December 31, 2025, this leased site was home to our research and development and manufacturing activities. Since then, it is home to certain supporting activities. The lease for the site in Tel Aviv, Israel expires on June 30, 2026.

Nyxoah Inc. operates out of a leased site in Summit, New Jersey, U.S.A., which consists of 93 square meters (approximately 1,000 square feet) of office space. The lease for the office space in Summit, New Jersey expires on August 31, 2026.

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

A.	Operating Results

Overview

We are a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Our lead solution is the Genio system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulation therapy for the treatment of moderate to severe OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke. Our innovative technology platform is a first-of-its-kind hypoglossal nerve stimulation device designed to treat OSA through bilateral stimulation, by maintaining an open airway for a restful night’s sleep. We started generating revenue from the sale of the Genio system in Europe in July 2020, and during first quarter of 2023 began enrollment in the DREAM trial designed to support marketing authorization in the United States was completed.. We announced on March 19, 2024 that the DREAM pivotal trial has achieved its primary endpoints. We filed the fourth and final module of the modular premarket approval (PMA) application at the end of the second quarter 2024 and received FDA approval on August 8, 2025.

To date, our primary sources of capital have been private placements and public offerings of our common stock, debt financing agreements, and revenue from the sale of our products. Since inception, we have raised equity financing of €332.5 million. As of December 31, 2025, we had cash and cash equivalents of €30.0 million and financial assets of €18.0 million, long-term debt of €19.0 million and an accumulated deficit of €306.0 million. This raises, however, a substantial doubt in respect of going concern as the current funds are not sufficient to cover a period of 12 months following the date of the Annual Report. We have devoted substantially all our resources to activities supporting the Genio system, including continued research and development and regulatory initiatives, and during 2025 we significantly expanded our commercialization infrastructure, particularly in the United States, following FDA approval. During the year ended December 31, 2025 we generated revenue of €10.0 million and our net loss was €90.0 million. We expect that our research and development and selling, general and administrative and other expenses will continue to increase as we expand our marketing efforts to increase sales of the Genio system, conduct clinical trials, seek additional regulatory approvals and clearances and continue to invest in research and development to create product enhancements and enhance our product offering.

Key Factors and Trends

Obtaining regulatory approval in additional significant markets

We must successfully obtain timely approval or clearances and introduce new markets that gain acceptance with physicians. We are currently approved to market in Europe and in the United States. Our ability to expand the list of countries in which we can market and sell our system will impact our revenue growth and the costs we incur in anticipation of such growth. Seeking for and obtaining regulatory approval for the Genio system in any additional countries is a long, expensive and uncertain process that can be impacted by numerous risks which are outside our control.

Growing and supporting our commercial organization.

We are committed to making additional investments in, and will continue to invest in recruiting, training and retaining experience and specialized sales teams. As of December 31, 2025, our European training, commercial and marketing team consists of twenty-eight professionals, who have substantial medical device sales and marketing, training and education as well as clinical experience and are operating from our headquarters in Belgium as well as from Germany and the UK. Since the Genio system began being reimbursed under a dedicated DRG code in Germany, we have additionally invested in building up a dedicated direct sales and marketing organization of ten individuals, led by a country director in Germany. Once the Genio system began being reimbursed in the United Kingdom via the NHS Specialised Services Devices Programme (SSDP), we hired a direct sales and marketing organization of four individuals, led by a country director. We have also contracted with select distributors in the Middle East to sell products to hospitals in the select markets such as the UAE and Kuwait.

In advance of PMA approval in the United States, we hired a direct sales and marketing organization of over 50 people, of which 25 were sales representatives. Our sales strategy in the United States, which represents the largest market in the world for hypoglossal nerve stimulation (HGNS), is to focus on the top 400 HGNS accounts which represent over 70% of the total HGNS volume. Each of our sales representatives can cover 4 to 6 of the top 400 HGNS accounts. We expect to hire new sales representatives in cohorts of 15 and, over time, we expect to hire 85 sales representatives in total to cover the top 400 HGNS accounts in the United States per sales representative. In the first quarter of productivity, the fourth quarter of 2025, our initial class of 25 sales representatives generated on average $700,000 in annualized revenue in the United States, For the full year 2026, we expect that this initial class of 25 sales representatives will generate on average $1.0 million to $1.2 million in annual revenue per sales representative, and at full productivity, we expect a sales representative to generate over $2.0 million per year in revenue.

In order to grow our business with existing and new accounts, we will need to continue making significant investments in educating physicians, hospitals and patients in the advantages of the Genio system for the treatment of moderate to severe OSA.

Continuing to invest in developing clinical support.

Publication of clinical results by us can have a significant influence on whether the Genio system is used by physicians. We intend to continue investing in clinical studies on the Genio system. We are initially targeting markets in Europe and the United States where we have identified a country-specific reimbursement pathway or execution strategy. We obtained reimbursement coverage and began marketing in Germany in 2020 and Switzerland in 2021. We generated our first revenue in Spain in 2021 through local funding and we began commercialization in Finland in 2022. We generated our first revenue in Austria in 2023. We generated our first revenue in the United Kingdom in 2024 and our first revenue in the United States in 2025.

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

Continuing to invest in innovation and growth

We continue to invest in, and innovate with respect to, our existing Genio system to further improve future generations, as well as clinical outcomes, enhance the patient and physician experience and broaden the patient population that can be treated. We are also investing in building our pipeline of new products through our partnership with Vanderbilt University to expand the current neurostimulation options to treat moderate to severe OSA. While developing new products and technologies can be time consuming and costly, we believe that a pipeline of new technologies and next generation products is important for supporting increased adoption of our products and improving our gross margin profile. Through these investments in new products and innovation, we will be able to increase our gross margin to over 80% once we achieve appropriate scale. In the short term, we expect these activities to increase our net losses, but in the longer term, we anticipate they will positively impact our business, improve our gross margin and results of operations.

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

Need for additional capital

We expect to incur significant expenses and operating losses over the next few years, and we may need to raise additional capital in the future. We have so far been financed primarily by funds invested by our shareholders, including in connection with our initial public offering on Euronext Brussels in September 2020 and the listing of our ordinary shares on the Nasdaq Global Market in July 2021. Based on our current operating plan and our existing cash and cash equivalents of €30.0 million and financial assets of €18.0 million as of December 31, 2025, we expect to be able to fund our operations through the middle of 2026 with an extension into early 2027 should we draw down the second tranche of the EIB term debt facility and the second tranche of the convertible debt facility. However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our financial resources much faster than currently expected. Our ability to continue as a going concern will depend on our ability to obtain additional funding, as to which no assurances can be given. To fund the business to profitability, we will need to raise €110 million in additional capital. We expect to be profitable, as measured as positive Adjusted EBITDA, once we reach €150 million in annual revenue. Pursuant to the requirements of IAS 1.25-26, Presentation of Financial Statements - Going Concern, and as a result of our financial condition and other factors described herein, there is substantial doubt about our ability to continue as a going concern for a period of at least twelve months from the date of this Annual Report. See the report of our independent registered public accounting firm and Note 5.1 to our consolidated financial statements found elsewhere in this Annual Report. Our ability to continue as a going concern will depend on our ability to obtain additional funding, as to which no assurances can be given. See “Risk Factors— Risks Related to Our Financial Position— We will require additional capital in the future, which may not be available to us on commercially favorable terms, or at all. More specifically, there is substantial doubt about our ability to continue as a going concern for a period of at least twelve months from the date of this Annual Report and our ability to continue as a going concern will depend on our ability to obtain additional funding, as to which no assurances can be given as of the date of this Annual Report.”

Financial Operations Overview

Revenue

We currently derive all of our revenue from the sale of our proprietary Genio system. We sell the Genio system to both hospitals and distributors. Revenue is recognized based on the satisfaction of performance obligations identified in customer contracts. Performance obligations are satisfied when control of the Genio® system is transferred to the customer, either upon shipment or delivery, depending on contractual terms. The revenue related to the first performance obligation (i.e. shipment or delivery of the Genio® system implants) is recognized at a point in time. Due to the start of the commercialization in the United States, certain patient-related components are supplied after the initial shipment. In this case, a portion of the transaction price is allocated to this future delivery, with revenue deferred and recognized at a point in time upon delivery. Moreover, as from 2024, the Company has identified a separate performance obligation related to the replenishment of additional disposable patches beyond the initial shipment. A portion of the transaction price is allocated to these future deliveries, with revenue deferred and recognized over time upon transfer of control.

The contract liability included in the consolidated balance sheet is related to revenue attributed to the additional replenishment of disposable patches which is recognized when control of the patches is transferred to the customer or patient quarterly following the patient implants and the revenue attributed to the future deliveries of the patient-related components in the United States. Per December 31, 2025, the current contract liability amounts to €0.9 million while the non-current contract liability amounts to €0.7 million. Per December 31, 2024, the current contract liability amounts to €117,000 while the non-current contract liability amounts to €472,000.

Cost of Goods Sold

Cost of goods sold consists primarily of third-party manufacturing costs that we incur to obtain the components necessary to manufacture our Genio system. Direct costs from our third-party manufacturers include costs for raw materials plus the mark-up for the assembly of the components. Cost of goods sold also includes allocated overhead for direct and indirect labor, certain direct costs such as those incurred for shipping our products.

Gross Profit and Gross Margin

We calculate gross profit as revenue less cost of goods sold, and gross margin as gross profit divided by revenue. Our gross margin has and will continue to be affected by a variety of factors, primarily average selling prices, production and ordering volumes, third-party manufacturing costs and cost-reduction strategies. We expect our gross profit to increase in the foreseeable future as our revenue grows. We expect our gross margin to increase over the long-term as we launch new products which cost less to manufacture, streamline our supply chain efforts, and as our production volume increases which will provide us with cost reductions and would spread our fixed manufacturing costs over a larger number of units.

Operating Expenses

Research and Development Expenses (in aggregate)

Research and development expenses consist primarily of product development, engineering to develop and support our products, testing, consulting services and other costs associated with the next generation of the Genio® system. These expenses primarily include employee compensation, consulting and contractor’s fees and outsourced development expenses. We will continue to invest in research and development expenses as we develop the next generation of the Genio system, investing in building a new product pipeline and expect our research and development expenses (in aggregate) to decrease in the near-term given the closure of the Israel R&D department and reduced costs related to the EliSA, DREAM and ACCESS clinical studies.

Selling, General and Administrative (in aggregate)

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for personnel, including salaries, bonuses, benefits, and stock-based compensation, spending related to direct sale forces, market access and reimbursement activities to support the commercialization of Genio system in Europe and in the Unites States, consulting fees and spending related to finance, information technology, legal and human resource functions, as well as professional services fees (including legal, audit and tax fees), insurance costs, general corporate expenses and allocated facilities-related expenses to support the scale up of the Company. We expect that our selling, general and administrative expenses (in aggregate) will increase as commercial activities will increase in the United States and to support the scale up of the Company in legal, finance, tax and IT matters.

Other Operating Income/Expenses

Other operating income/expenses consist of the impact of the initial measurement and re-measurement of financial debt and the Australian R&D incentive subsidies receive by our subsidiary in Australia and as from 2023 the tax incentive in Belgium as well.

Results of Operations

Comparison of Year Ended December 31, 2024, and 2025

The following table summarizes our results of operations for the periods presented below:

	For the Year Ended		Year-Over-Year
	December 31,		Change
(In Thousands)	2025	2024	Euro Change	% Change
Revenue	€10,020	€4,521	€5,499	122%
Cost of goods sold	(3,694)	(1,552)	(2,142)	138%
Gross Profit	6,326	2,969	3,357	113%
Research and development expenses	(42,824)	(34,325)	(8,456)	25%
General and administrative expenses	(48,302)	(28,461)	(22,679)	80%
Other operating income/(expenses)	1,315	1,008	307	31%
Operating loss for the period	(83,485)	(58,809)	(27,471)	47%
Financial income	5,928	7,447	(1,519)	20%
Financial expense	(11,519)	(5,070)	(3,296)	65%
Loss for the period before taxes	(89,076)	(56,432)	(32,286)	57%
Taxes	(1,009)	(2,804)	1,795	64%
Loss for the period	(90,085)	(59,236)	(30,491)	52%

Revenue

Revenue was €10.0 million for the year ended December 31, 2025, compared to €4.5 million for the year ended December 31, 2024. In the fourth quarter of 2024, the Company began deferring the portion of the selling price allocated to disposable patches for the Genio system. The increase in revenue was driven by the continued expansion of our commercialization efforts, including the commencement of sales in the United States following FDA approval on August 8, 2025, and further growth in additional markets such as the Netherlands and the UAE.

Cost of Goods Sold

Cost of goods sold was €3.7 million for the year ended December 31, 2025, compared to €1.6 million for the year ended December 31, 2024. The increase in cost of goods sold was primarily driven by higher sales volumes resulting from the continued expansion of our commercialization efforts for the Genio system, including the commencement of sales in the U.S. following FDA approval and further growth in additional markets such as the Netherlands and the UAE.

Research and Development Expenses (in aggregate)

Research and development expenses (in aggregate) increased by €8.5 million, or 26%, from €34.3 million in 2024 to €43.0 million in 2025 due to the factors discussed below with respect to each component of research and development expenses (in aggregate).

Staff costs Expenses. Staff costs increased by €1.4 million, or 11%, from €13.1 million in 2024 to €14.6 million in 2025, primarily driven by higher headcount and related personnel expenses to support our clinical, R&D and manufacturing activities.

Consulting and Contractors’ Fees Expenses. Consulting and contractors’ fees expenses increased by €3.5 million, or 55% from €6.5 million in 2024 to €10.0 million in 2025 due to an increase in consulting and contractors’ fees to support our clinical, R&D and manufacturing activities.

Depreciation and Amortization Expenses. Depreciation and amortization expense increased by €1.7 million, or 121%, from €1.4 million in 2024 to €3.2 million in 2025, primarily due to the commencement of amortization of certain intangible assets following FDA approval in August 2025.

Clinical Expenses. Clinical expenses decreased by €1.1 million, or 18.4%, from € 6.1 million in 2024, to €5.0 million in 2025. The decrease in clinical study expenses was primarily driven by reduced clinical activity following the completion of enrollment in the ACCCESS and EliSA studies and the completion of the Usability study.

Manufacturing and Outsourced Development Expenses. Manufacturing and outsourced development expenses decreased by €0.5 million, or 6.0%, from €8.6 million in 2024 to €8.1 million in 2025 primarily due to the closure of our R&D activities in Israel in the second half of 2025, which reduced related outsourced development support costs.

Training Expenses. Training expenses increased primarily due to expanded training activities to support surgeon education and adoption of the Genio system.

IT Expenses. IT expenses decreased by €0.4 million, or 62%, from €0.6 million for the year ended December 31, 2024, to €0.2 million for the year ended December 31, 2025. The decrease is mainly due to the initiation of a new ERP implementation in 2023.

Selling, General and Administrative Expenses (in aggregate)

Selling, general and administrative expenses (in aggregate) increased by €19.8 million, or 70.0%, from €28.5 million in 2024 to €48.3 million in 2025 due to the factors discussed below with respect to each component of selling, general and administrative expenses (in aggregate).

Staff Costs Expenses. Staff costs expenses increased by €15.4 million, or 145.0%, from €10.7 million in 2024 to €26.1 million in 2025 mainly due to an increase in costs to support the commercialization of Genio® system and the Company’s overall scale-up preparations for the commercialization of the Genio® system in the Unites States following receipt of FDA approval.

Consulting and Contractors’ fees Expenses. Consulting and contractors’ fees expenses increased by €1.4 million, or 12.2%, from €11.1 million in 2024 to €12.5 million in 2025 mainly due to an increase in costs to support the commercialization of Genio® system and the Company’s overall scale-up preparations for the commercialization of the Genio® system in the United States following receipt of FDA approval. Consulting and contractor fees also includes a provision for an amount of €0.7 million recognized under IAS 37 for the estimated future costs related to the replenishment of certain consumable components, reflecting a constructive obligation arising from business practices.

Legal fees. Legal fees increased primarily due to higher professional fees incurred to support the Company’s financing and capital markets activities during the year.

Recruitment Fees. Recruitment expenses decreased by €0.6 million, or 79%, from €0.7 million for the year ended December 31, 2024, to €0.2 million for the year ended December 31, 2025. The decrease is mainly due to lower recruitment activity in 2025.

Operating Loss

The increase in operating loss from €58.8 million in 2024 to €83.5 million in 2025, or a change of €24.7 million, was mainly due to increases in operating expenses to support the commercialization of the Genio system and the Company’s scale-up for the U.S. market following FDA approval. The Company continues investing in research and development to improve and develop the next generation of the Genio system and preparing for scaling up production capacities.

Comparison of Year Ended December 31, 2023, and 2024

The following table summarizes our results of operations for the periods presented below:

	For the Year Ended		Year-Over-Year
	December 31,		Change
(In Thousands)	2024	2023	Euro Change	% Change
Revenue	€4,521	€4,348	€173	4%
Cost of goods sold	(1,552)	(1,656)	(104)	6%
Gross Profit	2,969	2,692	277	10%
Research and development expenses	(34,325)	(26,651)	(7,674)	29%
General and administrative expenses	(28,461)	(21,687)	(6,774)	31%
Other operating income/(expenses)	1,008	544	464	85%
Operating loss for the period	(58,809)	(45,102)	(13,707)	30%
Financial income	7,447	4,174	3,273	78%
Financial expense	(5,070)	(3,729)	(1,341)	36%
Loss for the period before taxes	(56,432)	(44,657)	(11,775)	26%
Taxes	(2,804)	1,445	(4,249)	294%
Loss for the period	(59,236)	(43,212)	(16,024)	37%

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

Clinical Expenses. Clinical expenses increased by €1.2 million, or 23.8%, from €4.9 million in 2023, to €6.1 million in 2024. The increase in clinical expense was mainly due to an increase in ACCCESS and Usability decrease in clinical study activities due to finalizing enrollment of DREAM Study.

Manufacturing and Outsourced Development Expenses. Manufacturing and outsourced development expenses increased by €2.1 million, or 32.9%, from €6.5 million in 2023 in 2022 to €8.6 million in 2024 due to an increase in manufacturing and outsourced development expenses to support our clinical, R&D and manufacturing activities.

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

Operating Loss

The increase in operating loss from €45.1 million in 2023 to €58.8 million in 2024, or a change of €13.7 million, was mainly due to increases in operating expenses. We were conducting four clinical trials to continue gathering clinical data and obtain regulatory approvals. The Company continues investing in research and development to improve and develop the next generation of the Genio system and preparing for scaling up production capacities.

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

Foreign Private Issuer Status

We currently report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8 - K, upon the occurrence of specified significant events; and

●	Regulation FD, which regulates selective disclosures of material information by issuers.
B.	Liquidity and Capital Resources

Overview

To date, our primary sources of capital have been private placements and public offerings of our common stock and debt financing agreements. Since inception, we have raised equity financing of €310.6 million. In September 2020, we raised €103.6 million as a result of the initial public offering of new shares on the Euronext. All of our shares were admitted to trading on the regulated market of Euronext Brussels under the symbol “NYXH”. In July 2021, we raised €75.0 million net of transaction costs as a result of the initial public offering of new shares on The Nasdaq Global Market. In December 2022, we entered into an “at-the-market”, or ATM, sales agreement with Cantor Fitzgerald & Co. (“Cantor”) pursuant to which we may sell from time to time ordinary shares having an aggregate offering price of up to $50.0 million through Cantor, acting as our sales agent, of which $32.8 million of ordinary shares have been sold pursuant to the ATM program as of December 31, 2024. Sales of our ordinary shares pursuant to this ATM program are subject to certain conditions specified in the sales agreement. Sales under the ATM program are registered on a shelf registration statement on From F-3 that we filed with the SEC in December 2022, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $200.0 million of our securities, inclusive of our ordinary shares sold under the ATM program. In addition, we intend to file a new shelf registration statement on Form F-3 on March 20, 2025, to register the offer and sale by us of up to $200.0 million of our securities, inclusive of up to an additional $50.0 million of our ordinary shares under a new ATM program pursuant to the sales agreement with Cantor. During 2023 we carried out several capital raises for a total amount of €18.9 million. During 2024 we carried out additional capital raises for a total amount of €110.6 million. During 2025 we carried out additional capital raises for a total amount of €21.9 million. As of December 31, 2025, we had cash and cash equivalents of €30.0 million and financial assets of €18.0 million and an accumulated deficit of €305.6 million. Based on cash flow forecasts for the upcoming years, which include significant expenses and cash outflows in relation to -among others- the ongoing clinical trials, the continuation of research and development projects, and the scaling-up of the Company’s manufacturing facilities, in support of the Company’s commercial launch of its Genio product in the United States, there is a substantial doubt in respect of going concern as the current funds are not sufficient to cover a period of 12 months following the date of the Annual Report. See the report of our independent registered public accounting firm and Note 5.1 to our consolidated financial statements found elsewhere in this Annual Report.

Cash Flows

The following table summarizes the results of our cash flows for the years ended December 31, 2024 and 2025.

	Year ended December 31,
	2025	2024

	(In thousands)
Net cash used in operating activities	€(68,979)	€(49,226)
Net cash from (used in) investing activities	28,332	(16,325)
Net cash from (used in) financing activities	38,107	77,439
Effects of exchange rate changes	1,645	688
Change in cash and cash equivalents	€(895)	€12,576

Operating activities. Net cash used in operations was €69.0 million in 2025 compared to €49.2 million in 2024. The increase in cash used in operations of €19.8 million was primarily due to higher losses of €32.3 million that were mainly attributable to increased research and development expenses and selling general and administrative general expenses, as described in more detail above. This increase was offset by a negative variation in the working capital and other non-cash adjustments.

Investing activities. Net cash used in investing activities was €28.3 million in 2025 compared to €16.3 million net cash from investing activities in 2024. The change of €45.0 million compared to 2024 is mainly due to a decrease in the purchase of term accounts by €56.0 million and a decrease in term accounts that reached their maturity by €13.3 million (after which the term deposit is held as cash. The cash outflow includes €3.0 million of investments in intangible assets primarily related to development activities, and €0.8 million of purchases of property, plant and equipment to support operational infrastructure

Financing activities. Net cash from financing activities in 2025, was €38.1 million compared to €77.4 million in 2024. The increase was primarily derived from several capital increases during 2025. See Note 16 and 18 to our consolidated financial statements found elsewhere in this Annual Report.

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

Operating activities. Net cash used in operations was €49.2 million in 2024 compared to €44.8 million in 2023. The increase in cash used in operations of €4.4 was primarily due to higher losses of €11.8 million that were mainly attributable to increased research and development expenses and selling, general and administrative general expenses, as described in more detail above. This increase was offset by a negative variation in the working capital and other non-cash adjustments.

Investing activities. Net cash used in investing activities was €16.3 million in 2024 compared to €32.0 million of net cash from investing activities in 2023. The change of €48.3 million compared to 2023 is mainly due to an increase in the purchase of term accounts by €17.9 million and a decrease in term accounts that reached their maturity by €35.4 million (after which the term deposit is held as cash).

Financing activities. Net cash from financing activities in 2024, was €77.4 million compared to €16.9 million in 2023. The increase was primarily derived from several capital increases during 2024. See Note 15 to our consolidated financial statements found elsewhere in this Annual Report.

Operating and Capital Expenditure Requirements

We use our cash to fund our operations, which primarily include the cost of manufacturing our Genio system, as well operating expenses and related personnel costs. We expect research and development expenses to decrease in the near-term given the closure of the Israel R&D department and reduced costs related to the EliSA, DREAM and ACCESS clinical studies. In addition, we expect our selling, general and administrative expenses to increase for the foreseeable future as we hire personnel and expand our infrastructure to both drive and support the anticipated growth in our organization. We will also incur additional expenses as a result of operating as a dual listed public company and also expect to increase the size of our administrative function to support the growth of our business. The timing and amount of our operating expenditures will depend on many factors, including:

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

We have consistently operated with deficits and sustained negative cash flows since our inception considering the significant research and development expenses incurred for the development and regulatory approval of the Genio device. As of December 31, 2025, our statement of financial position includes an accumulated loss of €305.6 million and total assets of €118.7 million. Current assets as of December 31, 2025 total €61.4 million, comprising €30.0 million in available cash and cash equivalents, and €18.0 million in marketable securities, primarily derived from previous public offerings.

The Company expects to continue to incur operating losses and generate negative cash flows from operating activities, primarily due to continued investments supporting the U.S. commercial launch and the completion of its clinical trials, which are expected to be only partially offset by the Company’s revenue generating activities. To meet the Company’s future capital needs, management will continue to explore additional financing options, including the public or private issuance of equity and debt financing, as well as other funding alternatives. Taking into account the full convertible bond financing, as well as the second tranche under the Company’s existing loan facility agreement with the European Investment Bank (for which the possibility to draw depends on a revenue milestone that the Company expects to meet in the first half of 2026), the Company’s cash runway is expected to be extended into the first quarter of 2027, which means that we may not be able to fund our operations for at least 12 months as from the date of this Annual Report. Accordingly, this raises a substantial doubt in respect of going concern as the current funds are not sufficient to cover a period of 12 months following the date of the Annual Report. Nevertheless, the Board of Directors has decided that the application of the valuation rules in the assumption of a “going concern” is justified.

Contractual Obligations

The following table sets out our contractual obligations and commitments due by period as of December 31, 2025:

	2025
(in EUR 000)	Lease Liability	Financial Debt	Trade & Other Liabilities
(in EUR 000)
Less than 1 year	812	702	15,493
1 - 5 years	658	23,164	—
5+ years	—	4,095	—
TOTAL	€1,470	27,961	15,493

C.	Research and Development, Patents and Licenses, etc.

Full details of our research and development activities and expenditures are given in “Item 4. Information on the Company–B. Business” and “Item 5A. Operating Results” within this Annual Report.

D.	Trend Information

See “Item 5A. Operating Results” within this Annual Report.

E.	Critical Accounting Estimates

See Note 5 to our consolidated financial statements found elsewhere in this Annual Report for a discussion on the critical accounting policies, estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position	Term (1)
Executive Officers
Olivier Taelman	53	Chief Executive Officer and Director	—
John Landry	52	Chief Financial Officer	—
Bruno Onkelinx	53	Chief Technology Officer	—
Scott Holstine	54	Chief Commercial Officer	—

Non-Executive Directors
Robelga SRL (represented by Robert Taub)	76	Non-Executive Director and Chairman	2026
Kevin Rakin	64	Non-Executive Director	2026
Pierre Gianello, M.D.	68	Non-Executive Director	2026
Jürgen Hambrecht, Ph.D.	78	Non-Executive Director	2026
Rita Johnson-Mills	65	Non-Executive Director	2026
Virginia Kirby	69	Non-Executive Director	2026
Wildman Ventures LLC (represented by Daniel Wildman)	68	Non-Executive Director	2026
(1)	The term of the mandates of the non-executive directors will expire immediately after the annual shareholders’ meeting held in the year set forth next to the director’s name.

Executive Officers

Olivier Taelman has served as an executive director since September 2020 and our Chief Executive Officer since November 2019. Mr. Taelman joined our company in July 2019 as Chief Operating and Commercial Officer. Prior to joining our Company, Mr. Taelman was Vice President Europe at Autonomic Technologies, Inc., a U.S. medical device company, from December 2015 to June 2019, where he focused on clinical, market access and commercialization of SPG Neuromodulation to treat patients with severe headache and developed strong relationships with global key opinion leaders and managed investor relations. From November 2013 to December 2015, Mr. Taelman was Business Director, Neuromodulation at Nevro, Corp. (NYSE: NVRO) a neuromodulation company, where he was responsible for commercial operations in Europe and supported the company’s transition from clinical-stage development to commercial operations. Prior to Nevro, Mr. Taelman held leadership positions at Stryker Corporation and Medtronic plc (NYSE: MDT), within their neurovascular and neuromodulation business for 10 years. Earlier in his career, Mr. Taelman held commercial roles at Sanofi-Aventis (NASDAQ: SNY) and Eli Lilly and Company (NYSE: LLY). Mr. Taelman holds an executive MBA from the Wharton University and a bachelor’s degree in Biology and Physics from Hasselt University.

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

Non-Executive Directors

Robelga SRL,permanently represented by Robert Taub, has served as Chairman of our Board of Directors since June 2024. Mr. Taub is the founder of our company and served as Chairman of our Board of Directors since our inception in July 2009 to June 2024. He also served as our Chief Executive Officer from July 2009 to September 2016. Mr. Taub is an entrepreneur, investing in the pharmaceutical and medical fields. Prior to founding our Company, he co-founded and co-managed Octapharma AG, a human plasma protein company, from 1983 to 1995. He also founded and managed Omrix Biopharmaceuticals, Inc. through its initial public offering and listing on Nasdaq and its acquisition by Johnson & Johnson in 2008, and he brings decades of experience in life sciences, guiding companies from startup to global success. Mr. Taub holds an MBA from INSTEAD (Fontainebleau, France) and a BA in Languages from the University of Antwerp. Currently, Mr. Taub is the Chairman of Aya Gold and Silver (TSX: AYA.TO) and of Space Applications Services, a privately held space and defense company.

Dr. Jürgen Hambrecht, Ph.D. served as a non-executive director from 2016 to 2017, and re-joined our Board of Directors in 2020. Dr. Hambrecht served BASF SE, a German company, in various responsibilities around the world for almost 45 years, lastly as CEO then Chairman of the Supervisory Board until 2020. He has been member of the Supervisory Boards of Daimler AG, Daimler Truck AG, Fuchs Petrolub SE, Trumpf SE, Bilfinger SE and Lufthansa AG a.o. Dr. Hambrecht is member of the Board of AYA Gold&Silver (TSX: AYA.TO) and of Blaize Holdings Inc (NASDAQ: BZAI). He earned his doctorate in Chemistry from the University of Tuebingen, Germany.

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

Rita Johnson-Mills has served as a non-executive director since August 2021. Since January 2018, Ms. Johnson-Mills has been a founder and Chief Executive Officer of consulting services firm RJM Enterprises and she brings a combined 30 years of direct health care experience from the federal, state and private industry, 15 years of which she was directly responsible for profitability and growth of healthcare organizations. Rita also currently serves as Senior Advisor for CINQCARE, a Washington, D.C.-based health and wellbeing organization. She served as President and Chief Executive Officer of UnitedHealthcare Community Plan of Tennessee from August 2014 to December 2017, after having previously served as Senior Vice President, Performance Excellence and Accountability for UnitedHealthcare Community & State since 2006. Before that, she served as the Director of Medicaid Managed Care for the Centers for Medicare and Medicaid Services and as Chief Executive Officer of Managed Health Services Indiana and Buckeye Health Plan, wholly owned subsidiaries of Centene Corporation. She currently serves on the Board of Directors of Accendra Health (formerly Owens & Minor, Inc.) and NACD – Nashville and previously served on the Board of Directors of Brookdale Senior Living Inc., Quest Analytics, LLC and Ellipsis Health Inc. Ms. Johnson-Mills received dual Master’s degrees from Ohio State University, Master of Public Policy and Master of Labor/Human Resources. She is also a Hogan certified executive coach and a 2025 National Association of Corporate Directors, or NACD, Directorship100 honoree and recently achieved NACD Director Certification.

Virginia Kirby has served as a non-executive director since June 8, 2022. Ms. Kirby is currently the Vice President of Global Regulatory and Clinical Affairs at xDot Medical, Inc, serving in this role since June 2024. Ms. Kirby is also a consultant with Virginia M. Kirby Consulting, a strategic consulting company that provides advisory services in clinical and regulatory strategy and operations, and has served in such role since April 2013. From March 2020 to January 2026, Ms. Kirby served as an Executive-in-Residence for the Office of Technology Commercialization at the University of Minnesota. Prior to these roles, she served as the Senior Vice President of Clinical and Regulatory Affairs for Huinno, Inc. from March 2016 to October 2017, the Vice President of Clinical and Regulatory Affairs at Apnex Medical, Inc. from 2007 to 2013, and the Vice President of Clinical Affairs and Reimbursement at both EnteroMedics, Inc. from 2005 to 2006, and at ev3, Inc. from 2003 to 2005. She also held various roles of increasing seniority at Medtronic, Inc. (NYSE: MDT) from 1997 to 2003, and at 3M Company (NYSE: MMM) from 1983 to 1996. Ms. Kirby currently serves as a member of the Board of Directors of the Minneapolis Heart Institute Foundation, a non-profit cardiovascular research and education foundation, and has served in such role since April 2021. Ms. Kirby received a Bachelor of Science degree in Speech and Hearing Science from the University of Minnesota, a Master of Science degree in Psychoacoustics/Audiology from Purdue University and a Master of Science degree in Management of Technology from the University of Minnesota, Carlson School of Management/Institute of Technology.

Wildman Ventures LLC, permanently represented by Daniel Wildman, has served as a non-executive director since January 8, 2023. Mr. Wildman is currently the President and Chief Executive Officer of Wildman Ventures, LLC, a strategic consulting company that provides advisory services to several medical device and pharmaceutical companies, and has served in such role since January 2019. Additionally, Mr. Wildman is the Chairman of the Board of Progenerative Medical, Inc., where he has served in such role since March 2022, and is also an Independent Director for PanTher Therapeutics, Inc., where he has served in such role since February 2024. Prior to serving in such roles, Mr. Wildman served in various roles at Johnson & Johnson (NYSE: JNJ), or J&J, from 2000 to January 2019, where he most recently led the Digital Surgery Strategy Initiative that developed an integrated strategy for robotic surgery. From 1990 to 2000, Mr. Wildman served in a variety of sales, marketing, operations and strategic planning roles at Boston Scientific Corporation (NYSE: BSX). Mr. Wildman has served as a member of the Board of Directors of Urogen Pharma, Ltd. (NASDAQ: URGN) since November 2022 and previously served as an Independent Director of Precision Healing, Inc. from June 2020 to April 2022. Mr. Wildman received a Bachelor of Arts degree in Economics from St. Lawrence University.

Pierre Gianello, M.D. has served as a non-executive director since 2018, and as a medical advisor to the Company since 2010. From 2006 to 2022, Dr. Gianello was the general coordinator of Research of the Health Sciences Sector at the Université Catholique de Louvain, Brussels, or UCL, and from 2016 to 2022, he was the councilor of the vice-rector at the UCL. In 1997, Dr. Gianello became head of the Laboratory of Experimental Surgery and Transplantation at Université Catholique de Louvain and in 2005, he obtained the title of full Professor. From 2006 to 2009, he served as Dean of Research and from 2009 to 2011 as Vice-Rector. Professor Gianello has received ten scientific awards, including the Horlait-Dapsens Foundation (1986), Association “Professor Jean Morelle” Award (1989), “Claude Simon” Award (1989), Euroliver Foundation Prize (2001), Saint-Luc “Foundation” (2012). He is the author of more than 250 published manuscripts in peer reviewed scientific journals. Dr. Gianello was awarded a Doctor in Medicine, Surgery and Obstetrics at the Université Catholique de Louvain (Belgium), worked as a transplant surgeon at Clinic Saint Luc, Brussels and completed his post-doc training at the Massachusetts General Hospital, Harvard Medical School in the Transplant Biology Research Centre managed by Prof. David Sachs.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and members of management for services in all capacities to us and our subsidiaries for the year ended December 31, 2025, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2025 to provide pension, retirement or similar benefits to, our directors and members of the executive management board.

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

The following annual remuneration and compensation of the directors applied for the year ended December 31, 2025:

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

For the year ended December 31, 2025, the following remuneration or compensation (including reimbursement for out-of-pocket expenses) was due to the directors (excluding Olivier Taelman):

Fees Earned
(€)
Robelga SRL (permanently represented by Robert Taub)	118,562
Kevin Rakin	70,688
Pierre Gianello, M.D.(1)	173,177
Jürgen Hambrecht, Ph.D.	70,917
Rita Johnson-Mills	70,023
Virginia Kirby	57,740
Wildman Ventures LLC (permanently represented by Daniel Wildman)	81,088

(1)Includes salary pursuant to an employment agreement with Pierre Gianello for the role of medical director one day per week.

In addition, in the year ended December 31, 2025, all non-executive directors were granted 20,933 restricted share units, or RSUs, whereby each RSU represents the obligation of the relevant non-executive director to subscribe for one new ordinary share of the Company at a subscription price of EUR 0.1718 per share (irrespective of the market value of the share at that time). The key features of the RSUs can be summarized as follows:

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

On August 26, 2025, each non-executive director received 14,806 newly issued ordinary shares following the exercise of the 14,806 RSUs at an exercise price of €0.1718 per ordinary share that were previously granted to each director in 2024.

The table below provides an overview as of December 31, 2025, of the warrants held by our non-executive directors.

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

The remuneration of the executive management currently consists of the following main remuneration components:

●	Base remuneration: annual base salary/fee (fixed);
●	Fringe benefits: may include a company car or car allowance, laptop, phone, representation allowance and office allowance;
●	Age and risk provisions: may include a pension plan with a fixed contribution and health insurance;
●	Short-term incentives: includes a yearly performance bonus. If a target is reached, the member receives the full bonus, but if the target is not reached, they receive a proportionate payout; and
●	Long-term incentives: includes participation in warrant incentive plans.

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
Vesting

Unless the Board of Directors determines otherwise, vesting in four tranches:

-1/4 of offered share options vests upon offer

-1/4 of offered share options vests on first anniversary of offer

-1/4 of offered share options vests on second anniversary of offer

-1/4 of offered share options vests on third anniversary of offer

Retention	NA

The following table sets forth information regarding compensation paid by us to Olivier Taelman, our chief executive officer, for the year ended December 31, 2025:

Compensation
(€)
Base salary	426,991
Performance bonus	300,000
Pension contributions	19,860
Fringe benefits(1)	26,139
Extraordinary item	100,000
(1)	Fringe benefits consist of company car, laptop and mobile phone, representation allowance, health insurance and meal vouchers.

In addition, in 2025, Mr. Taelman was granted 80,000 warrants under our 2024 Warrants Plan and 380,380 warrants under our 2025 Warrants Plan. In 2025, no warrants were forfeited. Upon termination of employment by the Company without cause within three months of a change of control, Mr. Taelman is entitled is entitled to an amount equal to up to 18 months of his then current salary.

The following table sets forth information regarding compensation paid by us to the other members of executive management on an aggregated basis. This includes compensation paid to John Landry, who served as our chief financial officer from January 1, 2025 to December 31, 2025, to Bruno Onkelinx, who served as our chief technology officer from January 1, 2025 to December 31, 2025, and to Scott Holstine, who served as our chief commercial officer from January 1, 2025 to December 31, 2025:

Compensation
(€)
Base salary	940,092
Performance bonus	428.490
Pension contributions	15,525
Fringe benefits(1)	59,934
Extraordinary item	50,000
(1)	Fringe benefits consist of company car, laptop and mobile phone, representation allowance, health insurance, sectoral premium and eco-vouchers and meal vouchers.

In 2025, Mr. Landry was not granted any warrants. Upon termination of employment by the Company without cause, Mr. Landry is entitled to an amount equal to up to nine (9) months of his then-current salary. Additionally, upon termination of employment by the Company without cause within three months of a change of control, Mr. Landry is entitled is entitled to an amount equal to up to 18 months of his then current salary.

In addition, in 2025, Mr. Onkelinx was granted 10,000 warrants under our 2024 Warrants Plan and 15,000 warrants under our 2025 Warrants Plan. There are no benefits upon termination of employment.

In 2025, Mr. Holstine was not granted any warrants. There are no benefits upon termination of employment.

The table below provides an overview as of December 31, 2025 of the warrants held by the members of executive management:

	Warrant Awards
	Number of
	Ordinary
	Shares	Warrant
	Underlying	Exercise Price	Warrant
	Warrants	(€)	Expiration Date
Olivier Taelman	380,380 (2025 plan)	4.92	January 30, 2035
	80,000 (2024 plan)	9.63	July 31, 2034
	111,106 (2024 plan)	7.88	July 31, 2034
	258,894 (2022 plan)	7.88	December 28, 2032
	50,000 (2022 plan)	5.24	February 1, 2029
	25,000 (2021 plan)	5.42	March 24, 2028
	24,930 (2021 plan)	5.42	March 24, 2028
	8,310 (2021 plan)	25.31	September 17, 2026
John Landry	300,000 (2024 plan)	7.69	July 31, 2034
Bruno Onkelinx	15,000 (2025 plan)	4.92	January 30, 2035
	10,000 (2024 plan)	9.63	July 31, 2034
	20,000 (2022 plan)	5.24	February 1, 2029
	48,078 (2021 plan)	5.24	March 24, 2028
	10,000 (2021 plan)	17.76	February 21, 2027
Scott Holstine	50,000 (2024 plan)	7.88	July 31, 2034

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

Each of the warrants issued on September 8, 2021, December 28, 2022, July 31, 2024, January 30, 2025 and October 13, 2025 gives the holder thereof the right to subscribe to one of our ordinary shares. As of December 31, 2025, there were still 3,207,819 of such warrants granted and outstanding which entitle the holders thereof to an aggregate of 3,207,819 of our ordinary shares.

The duration of our outstanding warrants granted prior to August 2, 2024 is the shorter of ten years from the date of issuance or five years from the date of grant. The duration of our outstanding warrants granted as from August 2, 2024 is ten years from the date of issuance. With respect to warrants issued on September 8, 2021, December 28, 2022, July 31, 2024, January 30, 2025 and October 13, 2025 in principle one-fourth of such warrants granted to and accepted by a beneficiary vest upon the date of the grant, after which one fourth of the warrants granted to and accepted by a beneficiary vest on each of the first, second and third anniversary of the grant date. With respect to the warrants granted to directors on June 8, 2022 and on June 14, 2023, such warrants vest in full and become exercisable on the first anniversary of the grant date. With respect to the warrants granted to our Chief Executive Officer on August 2, 2024, such warrants vested in full and became exercisable on the grant date.

The table below sets forth the details of all warrants granted under the warrant plans in force as of December 31, 2025, including the plan under which the warrants were granted, the offer date, exercise price, expiry date, number of warrants exercised, number of warrants voided and number of warrants outstanding. Aside from the warrants set forth in the below table, there were no other stock options, options to purchase securities, or other rights to subscribe for or purchase outstanding securities as of December 31, 2025.

								Aggregate
		Number of						number
		Warrants						and type of
		lapsed,					Number	Shares
		exercised					and type of	issuable
		or no	Number of			Exercise	Shares	upon
	Number of	longer	Warrants			Price	issuable	exercise of
	Warrants	available	Granted and	Issue	Expiration	Warrant	per ESOP	outstanding
Name of Warrants Plan	Issued	for grant	outstanding	date	date	(€)	Warrant	Warrants
2021 Warrants Plan	1,400,000	570,625	829,375	09/08/2021	09/08/2031	25.31 (1)	1 Ordinary Share	829,375 Ordinary Shares
						17.76 (2)
						13.82 (3)
						12.95 (4)
						9.66(5)
						5.42(6)
						7.19(7)
2022 Warrants Plan	700,000	134,879	565,121	12/28/2022	12/28/2032	7.19(8)	1 Ordinary Share	565,121 Ordinary Shares
						5.24(9)
						9.04(10)
						7.88(11)
2024 Warrants Plan	1,000,000	35,250	962,750	07/31/2024	07/31/2034	7.88(12)	1 Ordinary Share	964,750 Ordinary Shares
						7.20(13)
						8.04(14)
						7.69(15)
						9.63(16)
						10.15(17)
						4.92(18)
2025 Warrants Plan	805,000	23,750	780,573	01/30/2025	01/30/2035	10.15(19)	1 Ordinary Share	781,250 Ordinary Shares
						10.80(20)
						7.20(21)
						5.65(22)
						4.92(23)
						5.56(24)
2025-2 Warrants Plan	760,000	0	70,000	10/13/2025	10/13/2025	5.56(25)	1 Ordinary Share	760,000 Ordinary Shares
							Total	3,900,496 Ordinary Shares
(1)	For 16,685 2021 Warrants granted and accepted in 2021 and 2022.
(2)	For 74,250 2021 Warrants granted and accepted in 2022.
(3)	For 8,875 2021 Warrants granted and accepted in 2022.
(4)	For 150,000 2021 Warrants granted and accepted in 2022.
(5)	For 5,000 2021 Warrants granted and accepted in 2022.
(6)	For 413,167 2021 Warrants granted and accepted in 2021, 2022 and 2023.
(7)	For 161,398 2021 Warrants granted and accepted in 2023.
(8)	For 13,602 2022 Warrants granted and accepted in 2023.
(9)	For 207,625 2022 Warrants granted and accepted in 2024.

(10)	For 85,000 2022 Warrants granted and accepted in 2024.
(11)	For 258,894 2022 Warrants granted and accepted in 2024.
(12)	For 221,606 2024 Warrants granted and accepted in 2024.
(13)	For 100,000 2024 Warrants granted and accepted in 2024.
(14)	For 26,963 2024 Warrants granted and accepted in 2024.
(15)	For 300,000 2024 Warrants granted and accepted in 2024.
(16)	For 150,000 2024 Warrants granted and accepted in 2025.
(17)	For 149,181 2024 Warrants granted and accepted in 2025.
(18)	For 15,000 2024 Warrants granted and accepted in 2025.
(19)	For 223,943 2025 Warrants granted and accepted in 2025.
(20)	For 45,000 2025 Warrants granted and accepted in 2025.
(21)	For 10,000 2025 Warrants granted and accepted in 2025.
(22)	For 30,000 2025 Warrants granted and accepted in 2025.
(23)	For 461,630 2025 Warrants granted and accepted in 2025.
(24)	For 10,000 2025 Warrants granted and accepted in 2025.
(25)	For 70,000 2025-2 Warrants granted and accepted in 2025.
C.	Board Practices

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

Pursuant to the Belgian CCA, and our articles of association, the board of directors must consist of at least three directors. Our corporate governance charter provides that the composition of the board of directors should ensure that decisions are made in the corporate interest. It should be determined on the basis of diversity, as well as complementary skills, experience and knowledge. Pursuant to the Belgian Code on Corporate Governance, a majority of the directors must be non-executive and at least three directors must be independent in accordance with the criteria set out in the Belgian Code on Corporate Governance. As of January 1, 2026, at least one third of the members of the Board of Directors had to be of the underrepresented gender, i.e. at least one third of the Board members had to be female. As of the date of this Annual Report, this requirement has not been met. As all current Board mandates will expire at the June 2026 general shareholders’ meeting, the Board will submit proposals to that meeting for the (re)appointment of directors in such composition as necessary to ensure compliance with this requirement.

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

The audit committee is governed by a charter that complies with Nasdaq listing rules and the Belgian Code on Corporate Governance. The role of the audit committee is to:

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

The Belgian Code on Corporate Governance is based on a “comply or explain” system: Belgian listed companies are expected to follow the Belgian Code on Corporate Governance, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations. We apply the ten corporate governance principles contained in the Belgian Code on Corporate Governance and comply with the corporate governance provisions set forth in the Belgian Code on Corporate Governance, except in relation to the following:

●	In deviation of provision 4.14 of the Belgian Code on Corporate Governance, no independent internal audit function has been established. This deviation is explained by our size. Our audit committee will regularly assess the need for the creation of an independent internal audit function and, where appropriate, will call upon external persons to conduct specific internal audit assignments and will inform the board of directors of their outcome.
●	We do not exclude awarding share-based incentives to the non-executive directors. This is contrary to provision 7.6 of the Belgian Code on Corporate Governance that provides that no stock options should be granted to non-executive board members. We believe that this provision of the Belgian Code on Corporate Governance is not appropriate and adapted to take into account the realities of companies in the biotech and life sciences industry that are still in a development phase. Notably, the ability to remunerate non-executive directors with share options allows us to limit the portion of remuneration in cash that we would otherwise need to pay to attract or retain renowned experts with the most relevant skills, knowledge and expertise. We are of the opinion that granting non-executive directors the opportunity to be remunerated in part in share-based incentives rather than all in cash strengthens the alignment of their interests with the interests of our shareholders. This is in our interest and the interest of our stakeholders. Furthermore, this is customary for directors active in companies in the life sciences industry.
●	In deviation of provision 7.6 of the Belgian Code on Corporate Governance, the non-executive members of our board of directors do not systematically receive part of their remuneration in the form of shares. This deviation is explained by the fact that the interests of the non-executive members of our board of directors are considered to be sufficiently oriented to the creation of long-term value for our company, taking into account that some of the non-executive members of our board of directors will from time to time hold shares or warrants under our outstanding stock-based incentive plans, the value of which is based on the value of the shares. Therefore, a regular payment in shares is not deemed necessary. That being said, in our June 2024 the shareholders’ meeting, our shareholders approved the annual grant to non-executive directors of so-called “restricted share units”, or RSUs as further described in our remuneration policy and in “—Compensation—Directors’ and Executive Officers’ Compensation—Directors’ Compensation” above. While the RSUs are not entirely equivalent to shares (no voting rights, no preferential subscription rights or other membership rights), in the opinion of the Company, the RSUs meet the objectives provided for in provision 7.6 of the 2020 Code.
●	Pursuant to article 7:91 of the Belgian CCA and provisions 7.6 and 7.11 of the Belgian Code on Corporate Governance, shares should not vest and share options should not be exercisable within three years as of their granting. Our board of directors has been explicitly authorized in our articles of association to deviate from this rule in connection with stock-based incentive plans, compensations, awards and issuances to our employees, directors and service providers and/or our subsidiaries (from time to time). We are of the opinion that this allows for more flexibility when structuring share-based awards.
●	In deviation of provision 7.9 of the Belgian Code on Corporate Governance, no minimum threshold of shares to be held by members of our executive management team is set. This deviation is explained by the fact that the interests of the members of the executive management team are considered to be sufficiently oriented to the creation of long-term value for our company, taking into account that some of them will from time to time hold shares or warrants under our outstanding stock-based incentive plans, the value of which is based on the value of the shares. Therefore, setting a minimum threshold of shares to be held by them is not deemed necessary.

●	In deviation of provision 7.12 of the 2020 Code, the board of directors does not include, in the contracts with the CEO and other members of executive management, provisions that would enable the Company to recover variable remuneration paid, or withhold the payment of variable remuneration, and specify the circumstances in which it would be appropriate to do so, insofar as enforceable by law. The Company believes that this provision of the 2020 Code is not appropriate and adapted to take into account the realities of companies in the life sciences industry that are still in a development phase nor considers that it is necessary, except as provided in the Company’s Clawback Policy pursuant to applicable U.S. securities laws, to apply claw-back provisions as (i) the pay-out of the short-term variable remuneration, based on the achievement of one or more individual objectives and one or more Company objectives as set by the board of directors, is paid only upon achievement of those objectives, and (ii) the Company does not apply any other performance-based remuneration or variable compensation. Furthermore, the ESOP warrant plans set up by the Company contain bad leaver provisions that can result in the unexercised share options, whether vested or not, automatically and immediately becoming null and void if the agreement or other relationship between the holder and the (relevant subsidiary of the) Company is terminated for “cause”. Notwithstanding the Company’s position that warrants are not to be qualified as variable remuneration (when not depending on performance criteria), the board of directors is of the opinion that such bad leaver provisions sufficiently protect the Company’s interests and that it is therefore currently not necessary to provide for additional contractual provisions that give the Company a contractual right to reclaim any (variable) remuneration from the members of the executive management. For those reasons, there are no contractual provisions in place between the Company and the members of the executive management that give the Company a contractual right to reclaim from said executives any variable remuneration that would be awarded.

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

D.	Employees

The number of employees by function and geographic location as of the end of the period for our fiscal years ended December 31, 2025, 2024 and 2023 was as follows:

	As at December 31,
	2025	2024	2023
By Function:
Sales, General & Administration	81.2	56.5	40.4
Research & Development	72.5	127.1	106.4
Total	153.7	183.6	146.8
By Geography:
Europe (Belgium & Germany & UK)	67.1	82.4	61.4
Israel	6.6	45.2	46.4
Australia	2	3	4
United States	78	53	35
Total	153.7	183.6	146.8

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

E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of March 1, 2026 by:

●	each of our directors and executive officers; and
●	each person beneficially owning more than 3% of our share capital; and
●	all of our directors and executive officers as a group.

To our knowledge and assuming that all of our ordinary shares listed on the Nasdaq Global Market are held by residents of the United States, as of March 1, 2026, we estimate that approximately 19.2% of our outstanding ordinary shares are held of record by nine residents of the United States. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including ordinary shares that can be acquired within 60 days of March 1, 2026. Ordinary shares subject to derivative securities currently exercisable or exercisable within 60 days of March 1, 2026 are deemed to be outstanding for computing the percentage ownership of the person holding these securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

The percentage ownership information shown in the table is based on 43,662,403 ordinary shares outstanding as of March 1, 2026.

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

	Ordinary Shares
	Beneficially
	Owned
Name of beneficial owner	Number	Percent
3% or Greater Shareholders:
Cochlear Investments Pty Ltd(1)	5,847,283	13.4%
Robert Taub(2)	4,360,800	9.9%
Entities affiliated with Gilde Healthcare(3)	2,936,890	6.7%
TOGETHER Partnership(4)	2,940,258	6.7%
Resmed Inc.(5)	1,727,864	4.0%
Jürgen Hambrecht(6)	1,458,806	3.3%
BNP Paribas SA(7)	1,409,791	3.2%

Executive Officers and Directors:
Robert Taub(2)	4,360,800	9.9%
Kevin Rakin(8)	188,306	* %
Virginia Kirby(9)	70,366	* %
Pierre Gianello(10)	71,560	* %
Wildman Ventures LLC (as represented by Daniel Wildman)(11)	52,306	* %
Jürgen Hambrecht(6)	1,458,806	3.3%
Rita Johnson-Mills(12)	70,366	* %
Olivier Taelman(13)	613,335	1.4%
John Landry(14)	162,500	* %
Bruno Onkelinx(15)	83,292	* %
Scott Holstine(16)	58,250	* %
All current directors and executive management as a group (11 persons)(17)	7,189,887	16.4%

* Represents beneficial ownership of less than one percent.

(1)	Consists of 5,847,283 ordinary shares held by Cochlear Investments Pty Ltd. The principal business address of Cochlear Investments Pty Ltd. is 1 University Avenue, Macquarie University, NSW 2109 (Australia). 100% of the share capital of Cochlear Investments Pty Ltd is owned by Cochlear Limited, a company which is listed on the Australian Securities Exchange and is not a controlled company.
(2)	Consists of (i) 2,712,510 ordinary shares held by Robert Taub, representative of Robelga SRL, a member of our board of directors, (ii) 1,598,290 ordinary shares held by Robelga SRL, a member of our board of directors, and controlled by Mr. Taub, and (iii) 50,000 ordinary shares issuable upon the exercise of warrants held by Mr. Taub that are immediately exercisable or exercisable within 60 days of March 1, 2026.
(3)	Consists of (i) 1,468,445 ordinary shares held by Coöperatieve Gilde Healthcare III Sub-Holding U.A., or Gilde Sub-Holding, and (ii) 1,468,445 ordinary shares held by Coöperatieve Gilde Healthcare III Sub-Holding 2 U.A., or Gilde Sub-Holding 2. The principal business address of each of Gilde Sub-Holding and Gilde Sub-Holding 2 is Newtonlaan 91, 3584 BP Utrecht, The Netherlands. Gilde Healthcare III Management BV is the management company of Gilde Sub-Holding and Gilde Sub-Holding 2. Gilde Healthcare III Management BV exercises the voting rights attached to our ordinary shares at its discretion. Gilde Healthcare III Management BV is controlled by Gilde Healthcare Holding BV. Gilde Healthcare Holding BV is not a controlled entity.
(4)	Consists of 2,940,258 ordinary shares held by TOGETHER Partnership. The principal business address of TOGETHER Partnership is Van Putlei 31, 2018 Antwerp, Belgium. TOGETHER Partnership is not a controlled entity.
(5)	Consists of 1,727,864 ordinary shares held by Resmed Inc. The principal business address of Resmed Inc. is 9001 Spectrum Center Boulevard., San Diego, CA 92123. Resmed Inc. is a public company that is listed on the New York Stock Exchange and is not a controlled company.

(6)	Consists of (i) 137,395 ordinary shares held by Dr. Hambrecht, a member of our board of directors, (ii) 1,271,411 ordinary shares held by JH Capital GmbH, a company controlled by Dr. Hambrecht, and (iii) 50,000 ordinary shares issuable upon the exercise of warrants held by Dr. Hambrecht that are immediately exercisable or exercisable within 60 days of March 1, 2025.
(7)	Consists of 1,409,791 ordinary shares held by BNP Paribas Asset Management Europe SAS, which is controlled by BNP Paribas Asset Management Holding, which is controlled by BNP Paribas SA. BNP Paribas Asset Management Europe SAS is an investment company that exercises voting rights on a discretionary basis in the absence of specific instructions. The principal business address of BNP Paribas Asset Management SA (which is the person subject to the Belgian transparency notification requirement) is SA 47000-75318 Paris cedex 09-France.
(8)	Consists of (i) 92,836 ordinary shares held by Mr. Rakin, (ii) 45,470 ordinary shares held by Kevin L. Rakin Irrevocable Trust, and (iii) 50,000 ordinary shares issuable upon the exercise of warrants held by Mr. Rakin that are immediately exercisable or exercisable within 60 days of March 1, 2026.
(9)	Consists of (i) 20,366 ordinary shares held by Ms. Kirby, and (ii) 50,000 ordinary shares issuable upon the exercise of warrants held by Ms. Kirby that are immediately exercisable or exercisable within 60 days of March 1, 2026.
(10)	Consists of (i) 21,560 ordinary shares held by Mr. Gianello, and (ii) 50,000 ordinary shares issuable upon the exercise of warrants held by Mr. Gianello that are immediately exercisable or exercisable within 60 days of March 1, 2026.
(11)	Consists of (i) 12,500 ordinary shares held by Mr. Wildman, representative of Wildman Ventures, LLC, (ii) 14,806 ordinary shares held by Wildman Ventures, LLC, as represented by Mr. Wildman, and (iii) 25,000 ordinary shares issuable upon the exercise of warrants held by Wildman Ventures LLC, as represented by Mr. Wildman, that are immediately exercisable or exercisable within 60 days of March 1, 2026
(12)	Consists of (i) 20,366 ordinary shares held by Ms. Johnson-Mills, and (ii) 50,000 ordinary shares issuable upon the exercise of warrants held by Mr. Johnson-Mills that are immediately exercisable or exercisable within 60 days of March 1, 2026.
(13)	Consists of (i) 12,500 ordinary shares held by Mr. Taelman and (ii) 600,835 ordinary shares issuable upon the exercise of warrants held by Mr. Taelman that are immediately exercisable or exercisable within 60 days of March 1, 2026.
(14)	Consists of (i) 12,500 ordinary shares held by Mr. Landry and (ii) 150,000 ordinary shares issuable upon the exercise of warrants held by Mr. Landry that are immediately exercisable or exercisable within 60 days of March 1, 2026.
(15)	Consists of (i) 1,464 ordinary shares held by Mr. Onkelinx, and (ii) 81,828 ordinary shares issuable upon the exercise of warrants held by Mr. Onkelinx that are immediately exercisable or exercisable within 60 days of March 1, 2026.
(16)	Consists of (i) 33,250 ordinary shares held by Mr. Holstine and (ii) 25,000 ordinary shares issuable upon the exercise of warrants held by Mr. Holstine that are immediately exercisable or exercisable within 60 days of March 1, 2026.
(17)	Consists of (i) 6,007,224 ordinary shares and (ii) 1,182,663 ordinary shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of March 1, 2026.

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

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2023 with any members of our board of directors or executive officers or the holders of more than 3% of our share capital.

Agreements with Olivier Taelman

From September 1, 2021 until August 19, 2024, Olivier Taelman performed his function as CEO of the Company on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman. As from August 19, 2024, Olivier Taelman temporarily relocated to the U.S. Since then and until he moved back to Belgium as from September 1,2025, he performed his function as CEO of the Company partially on a self-employed basis in accordance with a service agreement, dated as of August 19, 2024, between Nyxoah SA and Olivier Taelman and partially as employee of Nyxoah Inc. Since September 1, 2025, Olivier Taelman performs his function as CEO of the Company on a self-employed basis in accordance with said service agreement between Nyxoah SA and Olivier Taelman.

Pursuant to the terms of these agreements, Mr. Taelman was entitled to receive an annual fee equal to $360,000 plus the euro equivalent of $90,000 (from August 19, 2024 until September 30, 2025) and will be entitled to receive an annual fee of €500,000 (since October 1, 2025), as well as a short term incentive and a long term incentive (in the form of the grant of warrants) in accordance with our remuneration policy as approved from time to time by the shareholders at the shareholders meeting of the Company. Mr. Taelman will continue to benefit from a company car, a laptop, a mobile phone, an occupational pension scheme and a hospitalization insurance. The service agreement has an indefinite term and can be terminated by either us or Mr. Taelman at any time subject to a notice of three months, supplemented with one month per completed year of services under the service agreement, with a maximum total notice period of nine months. We can immediately terminate the service agreement in case of serious cause. The employment with Nyxoah Inc terminated as of September 1, 2025.

November 2025 Private Placement

On November 13, 2025, we announced that Robert Taub, who represents Robelga SRL as chairman of our board of directors, Daniel Wildman, who represents Wildman Ventures LLC as member of our board of directors Olivier Taelman, John Landry and Scott Holstine had expressed interest in participating in the Private Placement. Our board of directors approved their participation on November 13, 2025, pursuant to the related parties procedure of Article 7:97 of the Belgian Companies and Associations Code. In connection with the Private Placement, we issued ordinary shares at a subscription price per share of €4.00, for aggregate gross proceeds of approximately €17.0 million.

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

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.Financial Information

A.	Consolidated Statements and Other Financial Information

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

B.	Significant Changes

Other than the information set forth herein, there have been no significant changes since December 31, 2024.

Item 9.The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares are listed on The Nasdaq Global Market under the symbol “NYXH” and the on Euronext Brussels under the symbol “NYXH.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are listed on The Nasdaq Global Market under the symbol “NYXH” and the on Euronext Brussels under the symbol “NYXH.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10.Additional Information

A.	Share Capital

Not Applicable.

B.	Articles of Association

The information set forth in Exhibit 2.2 to this annual report is incorporated herein by reference.

C.	Material Contracts

Except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business.

D.	Exchange Controls

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

E.	Taxation

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

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets is generally determined in large part by reference to the market price of the ordinary shares, which is likely to fluctuate. Based on the foregoing, with respect to our 2025 taxable year, we do not believe we were a PFIC and we do not anticipate that we will be a PFIC for the 2026 taxable year based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets. However, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current or future taxable years. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the current or any future taxable year.

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

Material Belgian Tax Consequences

The paragraphs below present a summary of certain material Belgian federal income tax consequences of the acquisition, ownership and disposal of ordinary shares by an investor, but does not address all tax consequences of the ownership and disposal of ordinary shares, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. The following does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ordinary shares as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this Annual Report, all of which are subject to change, including changes that could have retroactive effect. Investors should appreciate that, as a result of evolutions in law or practice, the eventual tax consequences may be different from what is stated below. In this respect, please note that the Belgian government has recently reached an agreement to implement certain tax reforms in Belgium but the final legal texts are not yet available with respect to the envisaged reforms. Each prospective investor is advised to consult its own tax advisor about the potential tax consequences of the envisaged tax reforms in Belgium on an investment by such Investor in ordinary shares.

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

Belgian income tax

Belgian resident individuals

Belgian resident individuals who acquire and hold our ordinary shares as a private investment do not have to declare the dividend income in their personal income tax return since the 30% Belgian withholding tax fully discharges their personal income tax liability. If (and only if) the dividend income would be declared in the personal income tax return, it will be taxed at 30% or, if lower, at the progressive personal income tax rates applicable to the taxpayer’s overall declared income. The first €833 (amount applicable for income year 2026 - tax year 2027) and per taxpayer of reported ordinary dividend income will be exempt from tax, subject to certain conditions. For the avoidance of doubt, all reported dividends (hence, not only dividends distributed on the shares) are taken into account to assess whether said maximum amount is reached.

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

Belgian resident individuals who acquire and hold the shares for professional purposes must always declare the dividend income in their personal income tax return and will be taxable at the individual’s personal income tax rate (from 25% up to 50% depending on the bracket) increased with local surcharges. Withholding tax withheld at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the personal income tax due, subject to two conditions: (i) the taxpayer must own the shares in full legal ownership on the day the beneficiary of the dividend is identified, and (ii) the dividend distribution may not result in a reduction in value of or a capital loss on the shares. The latter condition is not applicable if the individual can demonstrate that he has held the full legal ownership of the ordinary shares for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

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

Belgian resident companies can generally (although subject to certain conditions) deduct up to 100% of the gross dividend received from their taxable income, i.e. the dividend received deduction, provided that at the time of a dividend payment or attribution: (1) the Belgian resident company holds shares representing at least 10% of the share capital of the company or a participation in the company with an acquisition value of at least €2,500,000; (2) the shares have been held or will be held in full legal ownership for an uninterrupted period of at least one year (and, depending on the situation, need to be booked as a fixed financial asset by companies exceeding certain thresholds); and (3) the conditions relating to the taxation of the underlying distributed income, as described in article 203 of the ITC are met (together the “Conditions for the application of the dividend received deduction regime”).

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

Belgian (or foreign) OFPs not holding the ordinary shares — which give rise to dividends — for an uninterrupted period of 60 days in full ownership amounts to a rebuttable presumption that the arrangement or series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/“acte juridique ou un ensemble d’actes juridiques”) which are connected to the dividend distributions, are not genuine (“kunstmatig”/“non authentique”). The withholding tax exemption will in such case not apply and/or any Belgian dividend withholding tax levied at source on the dividends will in such case not be credited against the corporate income tax, unless counterproof is provided by the OFP that the arrangement or series of arrangements are genuine (Article 281/1 ITC).

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

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

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

I.	Subsidiary Information

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

Additionally, earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the functional currency of subsidiaries at the rate of exchange at each closing date, the impact of which is reported as a foreign exchange gain or loss in the consolidated statements of comprehensive income. Most foreign exchange transactions were denominated in USD, NIS, or AUD for the subsidiaries that have functional currency in Euro. For the years ended December 31, 2025 and 2024, if the USD strengthened by 5% against the Euro with all other variables held constant, net loss for the year then ended would have been €130,000 and €87,000 higher, respectively. For the years ended December 31, 2025 and 2024, if the USD weakened by 5% against the Euro with all other variables held constant, net loss for the year then ended would have been €118,000 and €79,000 lower, respectively. For the years ended December 31, 2025 and 2024, if the NIS strengthened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €35000 and €35,000 higher, respectively. For the years ended December 31, 2025 and 2024, if the NIS weakened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €32,000 and €32,000 lower, respectively. For the years ended December 31, 2025 and 2024, if the AUD strengthened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €29,000 and €22,000 higher, respectively. For the years ended December 31, 2025 and 2024, if the AUD weakened by 5% against the Euro with all other variables held constant, net loss for the years then ended would have been €27,000 and €20,000 lower, respectively.

We do not generally enter into arrangements to hedge our currency risk exposure.

Item 12.Description of Securities Other than Equity Securities

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

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

Item 15.Controls and Procedures

A.	Disclosure Controls and Procedures

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

Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that our disclosure controls and procedures were not effective as of December 31, 2025 due to the fact that the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting” continued to exist at December 31, 2025.

B.	Management’s Annual Report on Internal Control over Financial Reporting

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting as of December 31, 2025 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control – Integrated Framework (2013).

Based on the evaluation performed, management concluded that the material weaknesses reported in previous years continued to exist as of December 31, 2025 and are related to:

●	Insufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training, as well as a lack of sufficient personnel to carry out all control activities;
●	Insufficient documented evidence of control implementation and execution in certain processes, including US operations, resulting in an inability to validate the design and operating effectiveness of our risk-based control assessment, which leads to insufficient procedures and controls, including IT General Controls, to ensure that accurate financial statements can be prepared and reviewed on a timely basis for annual reporting purposes.

While our management has taken, and continues to take, steps to remediate the material weaknesses, the material weaknesses have not yet been resolved as of December 31, 2025, and remediation is ongoing as described below. As a result of the material weaknesses described above that have not yet been resolved as of December 31, 2025, we have concluded that our internal control over financial reporting was not effective as of December 31, 2025.

Remediation Actions During 2025

To address the material weaknesses identified, our management has taken, and continues to take, several remedial actions in 2025 in accordance with its remediation roadmap. During 2025, we continued to adapt our internal control framework based on audit committee reports and auditor findings. We closely monitored and followed up with control owners to ensure the effective execution of controls, and onboarded a third party service provider to support control owners in performing control activities and assessing the adequacy of control design? We also organized a SOX readiness assessment with our auditors to further strengthen control execution and are currently reviewing the execution of higher risk controls to minimize the risk of financial statement adjustments.

In addition, during 2025 we further integrated controlling processes within our ERP system, updated the design of controls to reflect changes in our organizational structure and ERP environment, and maintained and further consolidated our internal control framework within our Governance, Risk and Compliance tool to support ongoing monitoring and execution of controls. In addition, during 2025 we invested in Sarbanes-Oxley training and education for relevant personnel and control owners to enhance technical knowledge and support consistent execution of controls, and we expect to continue to invest in such training in future periods.

To address the Customer to Cash in Nyxoah Inc, we organized at year end 2025 process workshops and established detailed process narratives to document and strengthen this critical process. The timing of certain remediation activities has been influenced by significant operational and strategic milestones during the period, including activities related to FDA approval, capital-raising initiatives and the preparation for and commencement of commercialization activities. While our US Customer to cash design documentation may have taken time to be finalized, we were methodical in making sure US revenue was accurately, timely and completely booked especially since it was Nyxoah Inc first quarter of sales in the US. These events required increased management attention and allocation of resources. Notwithstanding these factors, management continued to advance its remediation efforts and remains committed to the timely implementation and enhancement of its internal control over financial reporting.

Ongoing and Future Initiatives for 2026

To continue the remediation efforts, and if all other factors remain equal, we expect to further improve our internal control framework. These improvements include challenging and reviewing the operating effectiveness of controls, and extending the control framework to support U.S. operations. In Q1 2026, the control & process deliverables were further detailed out with the US team to map out the full design of key controls in this process In addition, we plan to further enhance our IT general controls, by strengthening including controls and enhance existing documentation and monitoring of existing controls related to user access restrictions and segregation of duties, and by implementing a global IT ticketing tool and other technology enhancements to support SOX-relevant processes. These actions are also intended to support our preparation for our first integrated audit, which we will take place in 2026.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Our failure to correct these material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected.

Notwithstanding these material weaknesses and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2025, our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), believes that the consolidated financial statements contained in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report from our Registered Public Accounting Firm regarding internal control over financial reporting due to our Emerging Growth Company status and due to the transition period established by rules of the SEC for newly public companies.

D.	Changes in Internal Control Over Financial Reporting

Except for the changes described above, there have been no changes in the Group’s internal control over financial reporting that have occurred during the period covered by this Annual Report on Form 20-F, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Item 16C.Principal Accountant Fees and Services

Our financial statements have been prepared in accordance with IFRS and are audited by EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV,

EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV has served as our independent registered public accountant for each of the years ended December 31, 2023, December 31, 2024 and December 31, 2025 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees billed to us, including some of our subsidiaries, for services rendered by EY Reviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV.

	Year ended December 31,
	2025	2024

	(in thousands)
Audit Fees(1)	€1,104	€748
Tax Fees(2)	13	10
Total	€1,117	€758
(1)	Audit Fees are primarily for audit services including SEC filings, comfort letters, consents and Assistance with and review of documents filed with the SEC.
(2)	Tax Fees are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

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

We intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following:

●	Quorum at Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33.33% of the outstanding ordinary shares. There is no general quorum requirement under Belgian law for ordinary meetings of shareholders, except in relation to decisions regarding certain matters.
●	Compensation Committee and Nomination Committee. Nasdaq Stock Market Listing Rule 5605(d)(2) requires that compensation of officers must be determined by, or recommended to, the board of directors for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors. Nasdaq Stock Market Listing Rule 5605(e) requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Under Belgian law, we are not subject to any such requirements. In particular, we are not required by Belgian law to set up any compensation or nominations committees within our board of directors, and are therefore not subject to any Belgian legal requirements as to the composition of such committees either. However, our articles of association provide that our board of directors may form committees from among its members. Our board of directors has set up and appointed a nomination committee and a remuneration committee. Pursuant to article 7:100 of the Belgian CCA, only a majority of the members of the remuneration committee should in principle meet the independence criteria referred to in article 7:87 of the Belgian CCA and set out in provision 3.5 of the Belgian Code on Corporate Governance. Pursuant to provision 4.19 of the Belgian Code on Corporate Governance, only a majority of the members of the remuneration committee must qualify as independent.
●	Independent Director Majority. Nasdaq Stock Market Listing Rules 5605(b)(1) and (2) require that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. We are not required under Belgian law to have a majority of independent directors on our board of directors. However, our articles of association provide that our board of directors must be comprised of at least three directors, of which, pursuant to our corporate governance charter and provision 3.4 of the Belgian Code on Corporate Governance, at least three directors must be independent directors under Belgian law. We do not require our independent directors to meet separately from the full board of directors on a regular basis or at all.
●	Executive Session. NASDAQ Stock Market Listing Rule 5605(b)(2) requires that independent directors must have regularly scheduled meetings at which only independent directors are present. We do not require our independent directors to meet separately from the full board of directors on a regular basis or at all, although the board of directors is supportive of its independent members voluntarily arranging to meet separately from the other members of our board of directors when and if they wish to do so.
●	Charters. NASDAQ Stock Market Listing Rules 5605(c)(1), (d)(1) and (e)(2) require that each committee of the board of directors must have a formal written charter. Pursuant to the Belgian Corporate Governance Code, our board of directors has drawn up a corporate governance charter including, amongst others, the internal rules of our committees.
●	Shareholder Approval of Issuance. NASDAQ Stock Market Listing Rule 5635 provides that an issuer listed on the NASDAQ Global Market is required to obtain shareholder approval in accordance with NASDAQ Rule 5635 as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale, issuance, or potential issuance by the issuer of ordinary shares (or securities convertible into ordinary shares) equal to 20% or more of its presently outstanding common shares (or securities convertible into common shares) for less than the greater of book or market value of the shares, or the 20% Rule, or when the issuance or potential issuance of additional shares will result in a change of control of the issuer, including, but not limited to, those issuances that constitute a reverse merger, or the Change of Control Rule. The laws of Belgium do not require shareholder approval prior to any of the foregoing types of issuances and the Company has elected to follow its home country rules with respect to NASDAQ Rule 5635.

We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ corporate governance rules. We also intend to comply with the Belgian corporate governance requirements under the Belgian Corporate Governance Code. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see “Risk Factors—Risks Related to the Ordinary Shares—As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq.”

Our directors and senior management are subject to the reporting requirements of Section 16(a) of the exchange act and Section 13 of the Exchange Act (as applicable), but they are not subject to eh short-swing profit recovery provisions of Section 16(b) or the short-sale restrictions of Section 16(a) of the Exchange Act.

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

Item 18.Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19.Exhibits

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1*	Articles of Association of Nyxoah SA (English Translation)

2.1*	Articles of Association of Nyxoah SA (English Translation) (included in Exhibit 1.1)

2.2	Description of Securities	Form 20-F	001-40552	2.2	3/20/2024

4.1+	Cochlear Collaboration Agreement, dated November 2018, by and between the registrant and Cochlear Limited	Form F-1	333-257000	10.1	6/10/2021

4.2+	Man& Science SA License Agreement, by and between the registrant and Cephalix SA, Glucobel SA, Surgical Electronics SA and Man& Science SA, among others, as amended by the Confirmatory Addendum to the Multiparty Agreement, dated as of June 23, 2016, by and between the registrant and Cephalix SA, Surgical Electronics SA and Man& Science SA and as further amended by the Clarification of the Confirmatory Addendum to the Multiparty Agreement, dated as of February 10, 2020, by and between the registrant and Man& Science SA.	Form F-1	333-257000	10.2	6/10/2021

4.3+	Unprotected Lease Contract, dated as of August 20, 2020, by and between Nyxoah Ltd. and Block 7093 Parcel 162 Ltd. (English Translation)	Form F-1	333-257000	10.3	6/10/2021

4.4#	Form of 2013 Share Incentive Plan (English Translation)	Form F-1	333-257000	10.4	6/10/2021

4.5#	Form of 2016 Warrants Plan (English Translation)	Form F-1	333-257000	10.5	6/10/2021

4.6#	Form of 2018 Warrants Plan (English Translation)	Form F-1	333-257000	10.6	6/10/2021

4.7#	Form of 2020 Warrants Plan (English Translation)	Form F-1	333-257000	10.7	6/10/2021

4.8#	Form of 2021 Warrants Plan (English Translation)	Form S-8	333-257000	99.5	19/11/2021

4.9#	Form of 2022 Warrants Plan (English Translation)	Form S-8	333-257000	99.1	25/01/2023

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.10	Sales Agreement, dated as of December 22, 2022, by and between Nyxoah SA and Cantor Fitzgerald & Co.	Form 20-F	001-40552	4.10	3/20/2024

4.11	First Addendum, dated November 15, 2023, to Unprotected Lease Contract, by and between Nyxoah Ltd. and Block 7093 Parcel 162 Ltd. (English Translation)	Form 20-F	001-40552	4.11	3/20/2024

4.12	Second Addendum, dated November 30, 2023, to Unprotected Lease Contract, by and between Nyxoah Ltd. and Block 7093 Parcel 162 Ltd. (English Translation)	Form 20-F	001-40552	4.12	3/20/2024

4.13#	Form of 2024 Warrants Plan (English Translation)	Form S-8	333-283103	99.1	11/8/2024

4.14˄	Loan Facility Agreement, by and between Nyxoah SA and the European Investment Bank	Form 20-F	001-40552	4.14	3/20/2025

4.15˄	Form of Synthetic Warrant Agreement, by and between Nyxoah SA and the European Investment Bank	Form 20-F	001-40552	4.15	3/20/2025

4.16#	Form of 2025 Warrants Plan (English Translation)	Form S-8	333-285960	99.1	3/20/2025

4.17*#	Form of 2025-2 Warrants Plan (English Translation)

4.18*	Form of Subscription Agreement, dated November 13, 2025, by and among Nyxoah SA and the investors party thereto

4.19*	Form of Securities Purchase Agreement, dated November 13, 2025, by and among Nyxoah SA and the investors party thereto

4.20*˄	Notes Subscription Agreement, dated November 13, 2025, by and between Nyxoah SA and CVI Investments, Inc.

4.21*˄	Amended and Restated Notes Subscription Agreement, dated December 16, 2025, by and between Nyxoah SA and CVI Investments, Inc.

4.22*˄	Bond Instrument, dated December 18, 2025, constituting the issue of €22,500,000 Amortising Senior Unsecured Convertible Bonds due 2028

4.23*˄	First Supplemental Bond Instrument, dated February 2, 2026, constituting the issue of €22,500,000 Amortising Senior Unsecured Convertible Bonds due 2028

4.24*˄	Consent and Amendment Letter, dated December 16, 2025, by and between Nyxoah SA and the European Investment Bank

8.1	List of Subsidiaries of the registrant	Form 20-F	001-40552	8.1	3/20/2025

11.1	Corporate Code of Conduct and Ethics and Whistleblower Policy	Form 20-F	001-40552		3/20/2025

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1**	Section 1350 Certification of Chief Executive Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2**	Section 1350 Certification of Chief Financial Officer, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of EY Réviseurs d’Entreprises / EY Bedrijfsrevisoren SRL/BV, independent registered public accounting firm

97.1	Form of Clawback Policy of the Registrant	Form 20-F	001-40552	97.1	3/20/2024

101. INS XBRL	Instance Document

101. SCH XBRL	Taxonomy Extension Schema Document

101. CAL XBRL	Taxonomy Extension Calculation Linkbase Document

101. DEF XBRL	Taxonomy Extension Definition Linkbase Document

101. LAB XBRL	Taxonomy Extension Label Linkbase Document

101. PRE XBRL	Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
#	Indicates management contract or compensatory plan.
+	Confidential treatment previously requested and granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
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

Date: March 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Nyxoah S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nyxoah SA (the Company) as of December 31, 2025 and 2024, the related consolidated statements of loss and other comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Diegem, Belgium

March 26, 2026

NYXOAH SA

CONSOLIDATED BALANCE SHEETS

(in thousands)

		As at December 31
	Notes	2025	2024
ASSETS
Non-current assets
Property, plant and equipment	7	4,052	4,753
Intangible assets	8	50,108	50,381
Right of use assets	9	1,293	3,496
Deferred tax asset	31	87	76
Other long-term receivables	10	1,718	1,617
		€57,258	€60,323
Current assets
Inventory	11	4,660	4,716
Trade receivables	12	5,254	3,382
Contract assets	12	261	—
Other receivables	12	2,209	2,774
Other current assets	13	828	1,656
Financial assets	15	18,000	51,369
Cash and cash equivalents	14	30,001	34,186
		€61,213	€98,083
Total assets		€118,471	€158,406

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	16	6,505	6,430
Share premium	16	335,134	314,345
Share-based payment reserve	17	12,395	9,300
Other comprehensive income	16	1,124	914
Retained loss		(306,029)	(217,735)
Total equity attributable to shareholders		€49,129	€113,254

LIABILITIES
Non-current liabilities
Financial debt	18	17,670	18,725
Lease liability	9	637	2,562
Provisions	19	1,396	1,000
Deferred tax liability	31	—	19
Contract liability	22	681	472
Other liability	21	—	845
		€20,384	€23,623
Current liabilities
Financial debt	18	22,990	248
Lease liability	9	779	1,118
Trade payables	20	13,727	9,505
Current tax liability	31	3,939	4,317
Contract liability	22	894	117
Other liability	21	6,629	6,224
		€48,958	€21,529
Total liabilities		€69,342	€45,152
Total equity and liabilities		€118,471	€158,406

The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(in thousands)

		For the year ended December 31
	Notes	2025	2024	2023
Revenue	22	€10,020	€4,521	€4,348
Cost of goods sold	22	(3,694)	(1,552)	(1,656)
Gross profit		€6,326	€2,969	€2,692
Research and Development Expense	24	(42,824)	(34,325)	(26,651)
Selling, General and Administrative Expense	25	(48,261)	(28,461)	(21,687)
Other income	26	1,274	1,008	544
Operating loss for the period		(83,485)	(58,809)	(45,102)
Financial income	29	5,928	7,447	4,174
Financial expense	30	(11,519)	(5,070)	(3,729)
Loss for the period before taxes		(89,076)	(56,432)	(44,657)
Income taxes	31	(1,009)	(2,804)	1,445
Loss for the period		(90,085)	(59,236)	(43,212)

Loss attributable to equity holders		(90,085)	(59,236)	(43,212)

Other comprehensive income
Items that may not be subsequently reclassified to profit or loss (net of tax)
Remeasurements of post-employment benefit obligations, net of tax	28	(18)	11	81
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		228	766	(120)
Total other comprehensive income		€210	777	€(39)
Total comprehensive loss for the year, net of tax		€(89,875)	€(58,459)	€(43,251)
Loss attributable to equity holders		€(89,875)	€(58,459)	€(43,251)

Basic loss per share (in EUR)	32	€(2.364)	€(1.809)	€(1.545)
Diluted loss per share (in EUR)	32	€(2.364)	€(1.809)	€(1.545)

The accompanying notes are an integral part of these consolidated financial statements

NYXOAH SA

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

		Attributable to owners of the parent
				Share
				based	Other
		Common	Share	payment	comprehensive	Retained
	Notes	shares	premium	reserve	income	loss	Total
Balance at January 1, 2023		€4,440	€228,275	€5,645	€176	€(118,212)	€120,324
Loss for the period		—	—	—	—	(43,212)	(43,212)
Other comprehensive loss for the period		—	—	—	(39)	—	(39)
Total comprehensive loss for the period		—	—	—	€(39)	€(43,212)	€(43,251)
Equity-settled share-based payments
Granted during the period		—	—	2,611	—	—	2,611
Exercised during the period		2	60	(18)	—	18	62
Expired during the period		—	—	(577)	—	577	—
Transaction cost		—	(340)	—	—	—	(340)
Issuance of shares for cash		484	18,132	—	—	—	18,616
Total transactions with owners of the company recognized directly in equity		486	17,852	2,016	—	595	20,949
Balance at December 31, 2023		€4,926	€246,127	€7,661	€137	€(160,829)	€98,022

		Attributable to owners of the parent
				Share-
				based	Other
		Common	Share	payment	comprehensive	Retained
	Notes	shares	premium	reserve	income	loss	Total
Balance at January 1, 2024		€4,926	€246,127	€7,661	€137	€(160,829)	€98,022
Loss for the period		—	—	—	—	(59,236)	(59,236)
Other comprehensive income for the period		—	—	—	777	—	777
Total comprehensive loss for the period		—	—	—	€777	€(59,236)	€(58,459)
Equity-settled share-based payments
Granted during the period	17	—	—	3,969	—	—	3,969
Expired during the period	17	—	—	(1,848)	—	1,848	—
Exercised during the period	17	13	426	(482)	—	482	439
Transaction cost	16	—	(3,730)	—	—	—	(3,730)
Issuance of shares for cash	16	1,491	71,522	—	—	—	73,013
Total transactions with owners of the company recognized directly in equity		1,504	68,218	1,639	—	2,330	73,691
Balance at December 31, 2024		€6,430	€314,345	€9,300	€914	€(217,735)	€113,254

		Attributable to owners of the parent
				Share-
				based	Other
		Common	Share	payment	comprehensive	Retained
	Notes	shares	premium	reserve	income	loss	Total
Balance at January 1, 2025		€6,430	€314,345	€9,300	€914	€(217,735)	€113,254
Loss for the period		—	—	—	—	(90,085)	(90,085)
Other comprehensive income for the period		—	—	—	210	—	210
Total comprehensive loss for the period		—	—	—	€210	€(90,085)	€(89,875)
Equity-settled share-based payments
Granted during the period	17	—	—	4,886	—	—	4,886
Expired during the period	17	—	—	(906)	—	906	—
Exercised during the period	17	20	72	(885)	—	885	92
Transaction cost	16	—	(1,155)	—	—	—	(1,155)
Issuance of shares for cash	16	55	21,872	—	—	—	21,927
Total transactions with owners of the company recognized directly in equity		75	20,789	3,095	—	1,791	25,750
Balance at December 31, 2025		€6,505	€335,134	€12,395	€1,124	€(306,029)	€49,129

The accompanying notes are an integral part of these consolidated financial statements.

NYXOAH SA

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

		For the year ended December 31
	Notes	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(89,076)	€(56,432)	€(44,657)
Adjustments for
Finance income	29	(5,928)	(7,447)	(4,174)
Finance expenses	30	11,519	5,070	3,729
Depreciation of property, plant and equipment and right-of-use assets	7,9	2,254	1,752	1,398
Amortization of intangible assets	8	2,230	966	962
Impairment loss on tangible and intangible assets	7,8	1,177	—	—
Impairment loss on trade receivables	12	503	—	—
Net loss on disposal of property, plant and equipment and right-of-use assets	7,9	162	—	—
Lease modification	9	(119)	—	—
Share-based payment transaction expense	17	4,886	3,968	2,611
Remeasurement of recoverable cash advances	18	(1,142)	(561)	(324)
Increase in provisions		377	817	216
Other non-cash items		(150)	214	(256)
Cash used before changes in working capital		€(73,307)	€(51,653)	€(40,495)
(Decrease)/Increase in inventory		56	(1,401)	(2,433)
Increase in trade and other receivables, contract assets and other current assets		(2,140)	(751)	(1,540)
Increase in trade payables, contract and other liabilities		7,455	5,114	479
Cash used from changes in operations		€(67,936)	€(48,691)	(43,989)
Income tax paid		(1,043)	(535)	(789)
Net cash used in operating activities		€(68,979)	€(49,226)	(44,778)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(805)	(1,165)	(2,500)
Capitalization of intangible assets	8	(2,964)	(4,907)	(8,462)
Disposal of tangible assets		3	7	—
Purchase of financial assets - current	15	(42,050)	(97,831)	(80,018)
Proceeds from sale of financial assets - current	15	71,996	85,312	120,681
Interest income on financial assets		2,152	2,259	2,310
Net cash generated from / (used in) investing activities		€28,332	€(16,325)	€32,011
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(1,133)	(1,208)	(757)
Repayment of other loan		—	(63)	(83)
Interests paid	30	(694)	(496)	(192)
Repayment of recoverable cash advance	18	(179)	(254)	(396)
Proceeds from other loans		—	10,000	—
Proceeds from convertible bond	18	22,500	—	—
Proceeds from issuance of shares, net of transaction costs	16	20,864	69,722	18,337
Transaction costs related to convertible bond	25	(3,149)	—	—
Other financial costs		(102)	(262)	(51)
Net cash generated from financing activities		€38,107	€77,439	16,858
Movement in cash and cash equivalents		€(2,540)	€11,888	€4,091
Effect of exchange rates on cash and cash equivalents		(1,645)	688	(369)
Cash and cash equivalents at January 1	14	€34,186	€21,610	€17,888
Cash and cash equivalents at December 31	14	€30,001	€34,186	21,610

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

The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulations therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

The Genio system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure, or CPAP, which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild to moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.

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

These consolidated financial statements have been authorized for issue on March 26, 2026 by the Board of Directors of the Company.

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

The Company continues to monitor potential impacts from the U.S. political environment (‘Liberation Day Trump’). For the period ended as at December 31, 2025, the estimated effects have been reflected, with no material impact on operations or financial results for the period.

2.2.New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2025

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2025, but do not have an impact on the consolidated financial statements of the Company:

-	Amendments to IAS 21 The Effect of Changes in Foreign Exchange Rates: Lack of Exchangeability

The following amendment is not an integral part of standards and, therefore, do not have an effective date. It will also not be endorsed for use in the European Union.

-	Disclosures about Uncertainties in the Financial Statements (Illustrative Examples)

Standards and interpretations published, but not yet applicable for the annual period beginning on 1 January 2025

-	IFRS 18 Presentation and Disclosure in Financial Statements (applicable for annual periods beginning on or after 1 January 2027)
-	Amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments (applicable for annual periods beginning on or after 1 January 2026)
-	Annual Improvements – Volume 11 (applicable for annual periods beginning on or after 1 January 2026)

None of the IFRS standards issued, but not yet effective are expected to have a material impact on the Company’s financial statements, except for IFRS 18 the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss.

IFRS 18 will replace IAS 1; many of the existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it will change the presentation within the income statement. Additional requirements for management performance measures and aggregation or disaggregation could impact the disclosures as presented in the financial statements.

IFRS 18 will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information. The Group currently does not foresee early adoption.

The changes in presentation and disclosure required by IFRS 18 might require system and process changes and the Group is currently assessing this impact.

2.3.Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2025, 2024 and 2023.

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

2.5.Intangible assets

Patents

Patents relate to direct attributable expenditure incurred for obtaining patent rights related to the Genio system and are carried at costs less accumulated amortization and accumulated impairment losses. Patents costs are amortized as from January 2021 together with the related Genio system capitalized development costs.

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

The Company started recognizing the development expenditure as an asset since March 2019 triggered by obtaining CE mark for the first generation of the Genio system. As from July 2020, the Company started recognizing the development expenditure as an asset for the improved second generation of the Genio system. The asset is carried at cost less any accumulated amortization and accumulated impairment losses. Development costs include employee compensation and outsourced development expenses. Amortization of the asset begins when development is complete and the asset is available for use. The asset is depreciated on a straight-line basis over the estimated useful life (until December 2034). During the period of development, the asset is tested for impairment annually. Amortization for the first generation of the Genio system started in 2021. Following the FDA approval for the Genio system on August 8, 2025, the amortization of the related intangible assets commenced in Q3 2025. The amortization expense is recognized in research and development expense. See note 8

2.6.Property, plant and equipment

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

Expected credit loss

The Company applies the simplified approach under IFRS 9 in measuring expected credit losses on contract assets. Under this approach, a lifetime expected credit loss allowance is recognized for all contract assets.

Expected credit losses are measured using a provision matrix based on the ageing of contract assets. The provision rates are determined based on historical collection experience, adjusted for forward-looking information where relevant, and specific customer-related facts and circumstances. Older balances are subject to higher provision rates, and contract assets are fully provided for when there is no reasonable expectation of recovery.

The expected credit loss allowance is reassessed at each reporting date and updated as necessary to reflect changes in collection patterns, known credit risks and available forward-looking information.

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

Liabilities at fair value with changes in fair value through profit and loss

The Company has derivative liabilities consisting of foreign currency options to hedge its contingency risk exposure to certain foreign currencies, non-closely related embedded derivatives related to a finance agreement with the European Investment Bank (“EIB”) and a convertible bond instruments.

Those derivative financial instruments are initially recorded at fair value and derivative financial instruments are subsequently remeasured at their fair value with changes in fair value recorded in the income statement under “Financial income/financial expenses”. Any transactions costs incurred are immediately recognized in the consolidated income statement.

The fair value of a hedging derivative financial instrument (foreign currency options) is classified as a non-current liability when the remaining maturity of the hedged item is more than 12 months and as a current liability when the remaining maturity of the hedged item is less than 12 months. The fair value is recorded in the consolidated balance sheet under “Other payables”. The Company does not apply hedge accounting to those derivative financial liabilities.

The Company has entered in a finance agreement with the European Investment Bank (“EIB”). This agreement is a hybrid financial instrument consisting out of a host financial loan and 3 embedded derivatives (i.e. prepayment option, partial settlement option and synthetic warrants). The prepayment option derivative held by the Company, the Synthetic Warrants issued in favor of EIB as well as the partial settlement option to settled in Warrants instead of in cash are considered to be embedded derivatives not closely related to the host financial instrument and are accounted for separately from the host contract. The Synthetic Warrants as well as the partial settlement option derivatives are however considered to be closely related to each other and are considered as one embedded derivative to be valued hereafter named Synthetic Warrants jointly. The prepayment option is accounted for at fair value through profit and loss. The fair value is determined by management using valuation techniques which are dependent on inputs such as credit ratings, probability of (a change in) the credit rating and discount rates. Synthetic Warrants are valued on basis of a binomial tree model and accounted for at fair value through profit and loss. The fair value of the Synthetic Warrants, which are not traded in an active market, is determined by management using valuation techniques which are dependent on inputs such as share prices, share volume, discount rates and foreign currency exchange rates. The effective interest rate method applied to the host financial loan considers the transaction cost of the loan as well as the initial fair value of the non-closely related embedded derivatives that are separated from the host financial instrument.

The Company entered into a bond subscription agreement with an international financial services firm for the issuance of convertible bonds for an aggregate maximum principal amount of up to €45 million (“Bond Instrument”). The financing consists of a first tranche of €22.5 million with an option to issue a second tranche of €22.5 million at the Company’s discretion, within the period commencing 7 months following the first tranche closing date to (but excluding) the date falling one month thereafter. The Bond Instrument contains a host financial liability with embedded derivatives that are closely related and embedded derivatives (full and partial conversion rights for the holder and the issuer and certain prepayment payment features) that are not closely related. Management has designated the entire Bond Instrument at fair value through profit and loss. The fair value of the Bond Instrument is determined by management using valuation techniques which are dependent on inputs such as share prices, expected volatility and discount rates. The transaction price of the Bond Instrument at initial recognition is the consideration of the first tranche for €22.5 million. Taking into account the Bond Instrument is a Level 3 fair value, the difference between the transaction price and the fair value at initial recognition is considered a ‘day 1’ result which is recognized in profit and loss on a systematic straight line basis throughout the term of the Bond Instrument. Transaction costs are recognized in financial expenses in the consolidated income statement. At each closing date, the Bond Instrument will be remeasurement at fair value with changes in fair value recognized in the income statement. In case (part of) the bond will be settled in the Company’s own equity instruments, a part of the financial liability is considered settled (“Conversion Settlement”). At each Conversion Settlement, the Bond Instrument will be remeasurement at fair value with changes in fair value recognized in the income statement, and subsequently the fair value of the consideration will be reclassified from the Bond Instrument carrying amount to Share Capital and Reserves.

2.10.   Inventory

Inventories consist of raw materials, work-in-progress and finished goods of the Genio System and related components. Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

●	Raw materials: purchase cost based on FIFO (“first-in-first-out”) method
●	Work in progress and finished goods: measured using standard costs, which approximate actual manufacturing costs. Standard costs are reviewed periodically and material variances between standard cost and actual costs are recognized in profit or loss.

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

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated life and the lease term. Right-of-use assets are subject to impairment, but no impairment has been identified in fiscal year 2023, 2024 and 2025.

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

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery, equipment and buildings (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment and bicycles that are considered of low value (i.e., below €5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. See note 33.2.

2.16.   Revenue

The Company generates revenue from the sale of its Genio system, which is commercialized outside the U.S. and in the U.S. through direct sales to hospitals and via distributors in regions where the Company does not have a direct commercial presence. Revenue is recognized based on the satisfaction of performance obligations identified in customer contracts.

Identification of performance obligations and revenue recognition

Performance obligations are satisfied when control of the Genio system is transferred to the customer, either upon shipment or delivery, depending on contractual terms. The revenue related to the shipment or delivery of the Genio system implants is recognized at a point in time upon transfer of control. Replenishment of additional disposable patches, as well as certain patient-related components from the start of the commercialization in the United States, are supplied after the initial shipment. In such cases, a portion of the transaction price is allocated to these future deliveries based on the relative estimated standalone selling price, with revenue deferred and recognized at a point in time upon transfer of control at shipment or delivery, depending on contractual terms.

A contract liability is recognized for the payment received from a customer which is attributed to the additional replenishment of disposable patches which is recognized when control of the patches is transferred to the customer or patient quarterly following the patient implants and the revenue attributed to the future deliveries of the patient-related components in the United States.

Variable consideration including volume rebates

Revenue is adjusted for variable consideration, including volume-based rebates and other factors influencing the transaction price. In certain cases, customers may qualify for a volume discount, whereby a free Genio system is granted upon meeting or exceeding a specified purchase volume over a 12-month period. The Company allocates a portion of the transaction price to the free Genio system based on its relative standalone selling price, unless it is highly probable that the purchase volume threshold will not be met.

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

Warranty obligations

The Company provides a three-year assurance-type warranty on the Genio system for defects that existed at the time of sale. These warranties are accounted for as provisions under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. These warranties does not give rise to a separate performance obligations as they do not represent a distinct service-type warranty. The impact of these warranty obligations is immaterial.

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

2.20.   Significant events and transactions of the reporting period

On August 8, 2025, the Company announced that the U.S. Food and Drug Administration (“FDA”) approved the Company’s Genio system for the treatment of obstructive sleep apnea in a subset of patients with moderate to severe disease. Following this approval, the Company announced the official launch of U.S. commercialization of Genio.

On November 13, 2025 the Company announced financing commitments comprised of equity financing of approximately €22 million and a convertible bond financing of up to €45 million. The equity financing consists of (i) a €17 million private placement through the issuance of 4,265,714 new ordinary shares at a subscription price of €4.00 per share, and (ii) a USD 5.6 million registered direct offering through the issuance of 1,215,964 new ordinary shares at USD 4.6304 per share.

3.Capital management

The Company’s objectives when managing capital are to maintain sufficient liquidity to meet its working capital requirements and fund capital investment in order to safeguard its ability to continue operating as a going concern. The capital structure of the Company consists of equity attributable to the shareholders, such as share capital, share premium, reserves and retained loss, and of borrowings. The capital of Nyxoah SA amounts to €6.5 million at December 31, 2025 (2024: €6.4 million). Total cash and cash equivalents amount to €30.0 million at December 31, 2025 (2024: €34.2 million). Term account amounts to €18.0 million at December 31, 2025 (2024: €51.4 million). The current cash situation and the anticipated cash generation are the most important parameters in assessing the capital structure. The Company’s policy is to maintain a strong capital base in order to maintain investor confidence in its capacity to support the future development of its operations.

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

4.1. Credit risk

The credit risk arises mainly from trade receivables, cash and cash equivalents and deposits with banks and financial institutions. The Company’s trade receivables primarily consist of amounts due from reputable hospitals and medical institutions across the different regions in which they are selling. These institutions are well-established within the healthcare industry, presenting a low credit risk profile. The Company maintains stringent credit assessment procedures and closely monitors receivables to ensure timely collections. Due to evolving commercial activities, as of Q3 2025, the Company recognizes an expected credit loss allowance on trade receivables.

Furthermore, the Company is not exposed to any material credit risk from other receivables. Other receivables are mainly the tax incentives in Australia and Belgium and there is limited risk associated to these receivables.

Below is the information about the credit risk exposure on the Company’s trade receivables.

(in EUR 000)	Total	Non-due	Less than 30 days	31-60 days	61-90 days	More than 91 days
As at December 31, 2024	3,382	1,664	—	—	491	1,227
As at December 31, 2025	6,018	4,513	115	285	308	797

4.2.Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s activities may expose it to changes in foreign currency exchange rates and interest rates. The Company is not exposed to any equity price risk or commodity price risk as it does not invest in these classes of investments.

4.2.1.   Foreign exchange risk

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

	2025 rates		2024 rates		2023 rates
Currency	Closing	Average	Closing	Average	Closing	Average
NIS	3.74710	3.89341	3.78850	4.00670	3.97763	3.98960
AUD	1.75810	1.75110	1.67720	1.63971	1.62033	1.63002
USD	1.17500	1.12882	1.03890	1.08238	1.10377	1.08242

Based on the Company’s foreign currency exposures at the level of the consolidated income statement, varying the above foreign exchange rates to reflect positive and negative changes of 5 % of the NIS, AUD and USD would have the following impact:

(in EUR 000)		Effect on loss (before tax)			Effect on pretax equity
Change in foreign exchange rate		NIS	USD	AUD	NIS	USD	AUD
2025	5%	(32)	(118)	(28)	(33)	(113)	(87)
	-5%	35	130	29	36	125	96
2024	5%	(32)	(79)	(20)	(191)	(156)	(431)
	-5%	35	87	22	211	173	477
2023	5%	(27)	—	(33)	(130)	(54)	(319)
	-5%	30	—	36	143	59	352

4.2.2.   Interest rate risk

Interest rate risk is the risk that the fair value or future cashflows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is remote as both the EIB Finance Agreement, the convertible bonds and the term deposits and US Treasury bills have fixed interest rates.

4.3.Liquidity risk

The Company’s main sources of cash inflows are obtained through capital increases, recoverable cash advances and grants, EIB finance agreement and convertible bonds. Cash is invested in low risk investments such as short-term bank deposits or savings accounts. The Company mainly makes use of liquid investment in current accounts (in Euro) or short-term deposit accounts.

The ability of the Company to maintain adequate cash reserves to support its activities in the medium term is highly dependent on the Company’s ability to raise additional funds through the EIB Finance Agreement, additional capital increases or other new borrowings. As a consequence, the Company is exposed to significant liquidity risk in the medium term.

On July 3, 2024 the Company has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”). Further details of this agreement are provided in note 18.2.

On November 13, 2025, the Company entered into a bond subscription agreement with an international financial services firm for the issuance of convertible bonds for an aggregate maximum principal amount of up to €45 million. The financing consists of a first tranche of up to €22.5 million with an option to issue a second tranche of €22.5 million at the Company’s discretion. The closing for the first tranche of bonds occurred on December 18, 2025 and will mature on November 18, 2028. Further details of this agreement are provided in note 18.3. In accordance with the terms of the bond, the Company has the option to settle the principal instalments and accrued interest in its own equity instruments or in cash. As a result, the Company is able to avoid a significant cash outflow and considers the liquidity risk associated with the bond as limited.

Please refer to note 5.1 on going concern consideration.

Contractual undiscounted maturities of financial liabilities at December 31, are as follows:

	As at December 31
	2025			2024
	Lease	Financial	Trade & other	Lease	Financial	Trade & other
(in EUR 000)	liability	debt*	liabilities	liability	debt	liabilities
Less than 1 year	812	702	15,578	1,235	758	15,392
1 - 5 years	658	23,164	—	2,221	24,301	963
5+ years	—	4,095	—	620	3,599	—
Total	1,470	27,961	15,578	4,076	28,658	16,355

(*) Excluding the convertible bond financial debt

Balances due within 12 months equal their carrying balances, because the impact of discounting is not significant.

4.4.Fair value

The carrying amount of cash and cash equivalents, trade receivables, other receivables, financial assets and other current assets approximate their value due to their short-term character.

The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The fair value of non-current liabilities (financial debt and other non-current liabilities), excluding the derivative financial liabilities, is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3. Please refer to note 2.9 for information on the valuation of non-current liabilities. The sensitivity on the fair value measurements of the recoverable cash advances are further detailed in note 18.1.

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

The synthetic warrants are measured at fair value through profit and loss. The fair value is determined using a binomial tree with 240 monthly periods (20 years) and the following key unobservable input:

●	Volatility of 66.241%, estimated based on the median of the annualized 90-day standard deviation of daily volatility of Nasdaq stock prices over the period from January 2023 to December 2025.

A 5% increase in volatility would result in an increase in fair value by €46,000, while a 5% decrease in volatility would result in a decrease in fair value by €54,000.

The prepayment option is measured at fair value through profit and loss.

The convertible bonds are measured at fair value through profit and loss. The fair value is determined using the Longstaff-Schwartz Monte Carlo valuation model. We refer to note 18.3 for the overview of the key assumptions. A 5% increase in volatility would result in an increase in fair value by €0.9 million, while a 5% decrease in volatility would result in a decrease in fair value by € 0.8 million. A 1% increase in credit spread would result in a decrease in fair value by €257,000, while a 1% decrease in credit spread would result in an increase in fair value by € 270,000.

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. There were no transfers between level 1 and level 2 fair value measurements during the period and no transfers into or out of level 3 fair value measurements.

	Carrying value		Fair value
	As at December 31		As at December 31
(in EUR 000)	2025	2024	2025	2024
Financial assets
Other long-term receivables (level 3)	394	395	394	395
Prepayment option (level 3)	91	112	91	112
Trade and other receivables (level 3)	6,184	4,293	6,184	4,293
Foreign currency swaps (level 2)	4	—	4	—
Other current assets (level 3)	165	739	165	739
Cash and cash equivalents (level 1)	30,001	34,186	30,001	34,186
Financial assets (level 2)	18,000	51,369	18,000	51,369

Financial liabilities
Loan facility agreement (level 3)	7,793	6,898	8,165	7,151
Synthetic warrants (level 3)	1,601	3,204	1,601	3,204
Foreign currency swaps (level 2)	—	353	—	353
Recoverable cash advances (level 3)	8,609	8,871	8,609	8,871
Convertible bonds (level 3)	22,657	—	31,243	—
Trade and other liabilities (level 1 and 3)	15,578	15,193	15,578	15,193

5.Critical accounting estimates and assumptions

When preparing the consolidated financial statements, judgments, estimates and assumptions are made that affect the carrying amount of certain assets, liabilities, revenues and expenses. These include the going concern assessment, uncertain tax position, the recoverable cash advances, the capitalization of research and development expenses and related impairment testings, the share-based payment transactions, the finance agreement with the European Investment Bank (“EIB”), the convertible bond agreement, provision for constructive obligations, revenue and expected credit loss. These judgments, estimates and assumptions have been reviewed for each year and are reviewed on a regular basis, taking into consideration past experience and other factors deemed relevant under the then prevailing economic conditions. Changes in such conditions might accordingly result in different estimates in the Company’s future consolidated financial statements.

5.1.Critical judgments

Going concern

The Company has operated with deficits and sustained negative cash flows since its inception as a result of the significant research and development expenses incurred for the development and regulatory approval of the Genio device. As at December 31, 2025, the Company’s statement of financial position includes an accumulated loss of €306.0 million and total assets of €118.5 million. Current assets as of December 31, 2025, total €61.2 million, comprising €30.0 million in available cash and cash equivalents, and €18.0 million in marketable securities, primarily derived from previous public offerings. The Company expects to continue to incur operating losses and generate negative cash flows from operating activities, primarily due to continued investments supporting the U.S. commercial launch and the completion of its clinical trials, which are expected to be only partially offset by the Company’s revenue generating activities. U.S. revenue generation began in the third quarter of 2025, following FDA marketing approval of the Genio system on August 8, 2025, which enabled the commercial launch in the United States. In November 2025, the Company raised additional capital via a €22 million equity raise and a €45 million convertible bond financing, of which the first tranche of €22.5 million was received. The second tranche of €22.5 million is expected to be available seven months post-closing subject to certain conditions (see also note 18).

To meet the Company’s future capital needs, management will continue to explore additional financing options, including the public or private issuance of equity and debt financing, as well as other funding alternatives. Additional funds remain pivotal to support the launch of the Genio product in the U.S. and the ongoing progression of research and development projects. Taking into account the November 2025 capital increases and the issuance of the first tranche bonds, the second tranche under the Company’s existing credit facility with the European Investment Bank (for which the possibility to draw depends on a revenue milestone that the Company expects to meet in the first half of 2026), is expected to extend the Company’s cash runway into the third quarter of 2026. If, in addition, the second tranche bonds are issued, the Company’s cash runway is expected to be extended by two quarters, into the first quarter of 2027.

This raises significant doubt in respect of going concern as the current funds are not sufficient to cover a period of 12 months as from the date these financials are authorized for issuance.

Notwithstanding the above, the Board of Directors has decided that the application of the valuation rules in the assumption of a “going concern” is justified.

The consolidated financial statements have therefore been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Uncertain tax position

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

At each closing date, the financial liability is measured at amortized cost. When the contractual cash flows estimated by management are changed, the entity recalculates the gross carrying amount of the financial liability as the present value of the modified cash flows discounted at the original effective interest rate. The fixed part to be reimbursed has been discounted with a discount rate of 5.0% and the variable part (based on sales forecasts) with a discount rate of 12.5%. Refer also to note 18.1. When changing the estimated contractual cash flows, the Company reviews if there are indicators, either positive or negative, influencing the estimation of the timing and level of the future sales of the products benefiting from the support of the Walloon Region

Development expenses capitalized and related impairment testing

The Company capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model.

At December 31, 2019, for the first time the Company capitalized amount of development costs for the first generation of the Genio System. This amount includes costs related to the development of the Genio System which received CE Mark approval in March 2019 and related improvements. Therefore, the Company is of the opinion that, from March 2019, development expenditures do meet capitalization criteria. The Company uses an estimate for certain research and development expenses related to the Genio System and related improvements to determine the amount to be capitalized or recorded as an expense. Accordingly, the costs incurred for the first generation of the Genio System have been recognized as development assets for a total amount of €11.4 million. No additional costs have been capitalized since July 2020. In addition, the Company started capitalizing the development costs for the improved second generation of the Genio System and additional clinical studies as from July 2020. The total capitalized cost for the improved second generation and the additional clinical studies amounts to €43.9 million as of December 31, 2025 (2024: €42.0 million). See note 8.

The development expenses capitalized have to be tested annually for impairment during the development period, prior to the start of its amortization. The Company performs the impairment test on the smallest group of assets to which it belongs for which there are separately identifiable cash flows: its cash-generating units (“CGU’s”). Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly. The Company is a one product line company and the capitalized development expenses are only related to this product (Genio System).The Company determined that it has two cash generating units, Genio system launched outside the United States and Genio system launched in the United States, for which a value in use analysis has been performed.

When performing the impairment test, management needs to make significant judgments, estimates and assumptions. The Company bases its impairment calculation on detailed budgets and forecast calculations generally covering a period of four years (since the Company is in an early commercial stage). For longer periods, a growth rate is calculated and applied to future cash flows projected. See note 8.

Share-based payments

The Company has equity-settled share-based payment plans in place. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the option plan. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair-value for share-based payment transactions are disclosed in note 17.

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

Convertible bond agreement

The Company entered into a bond subscription agreement with an international financial services firm for the issuance of convertible bonds for an aggregate maximum principal amount of up to €45 million. The financing consists of a first tranche of up to €22.5 million with an option to issue a second tranche of €22.5 million at the Company’s discretion.

The Bond Instrument is accounted for as a hybrid financial instrument containing a host financial liability with embedded derivatives that are closely related (Deferred amortized payment) and embedded derivatives that are not closely related (Bond conversion right, Amortization conversion right, Share settlement option and Advanced amortized payment). The entire hybrid contract is designated at fair value through profit and loss. The fair value of the hybrid contract is determined by management using valuation techniques which are dependent on inputs such as share prices, expected volatility and discount rates. The assumptions and models used for estimating the fair value of the convertible bonds are disclosed in note 18.3.

Provision for constructive obligations

The recognition of provisions under IAS 37 requires management to make significant judgments regarding the existence and measurement of constructive obligations. The Company has a constructive obligation related to the ongoing replenishment of certain consumable components, based on business practices and customer expectations. The provision is estimated based on expected future costs, historical usage of disposable patches, and anticipated reimbursement timelines. Given the evolving commercial and regulatory landscape, the estimate is subject to periodic reassessment and may be adjusted as new information becomes available. The warranty provision is assessed to be immaterial.

Revenue

Performance obligations are satisfied when control of the Genio system is transferred to the customer, either upon shipment or delivery, depending on contractual terms. The revenue related to the shipment or delivery of the Genio system implants is recognized at a point in time upon transfer of control. Replenishment of additional disposable patches, as well as certain patient-related components from the start of the commercialization in the United States, are supplied after the initial shipment. In such cases, a portion of the transaction price is allocated to these future deliveries based on the relative estimated standalone selling price, with revenue deferred and recognized at a point in time upon transfer of control at shipment or delivery, depending on contractual terms.

The contract liability included in the consolidated balance sheet is related to revenue attributed to the additional replenishment of disposable patches which is recognized when control of the patches is transferred to the customer or patient quarterly following the patient implants and the revenue attributed to the future deliveries of the patient-related components in the United States.

Expected credit loss

The Company applies the simplified approach under IFRS 9 in measuring expected credit losses on contract assets. Under this approach, a lifetime expected credit loss allowance is recognized for all contract assets.

Expected credit losses are measured using a provision matrix based on the ageing of contract assets. The provision rates are determined based on historical collection experience, adjusted for forward-looking information where relevant, and specific customer-related facts and circumstances. Older balances are subject to higher provision rates, and contract assets are fully provided for when there is no reasonable expectation of recovery.

The expected credit loss allowance is reassessed at each reporting date and updated as necessary to reflect changes in collection patterns, known credit risks and available forward-looking information.

6.Subsidiaries

For all years ended as at December 31, 2025, 2024 and 2023 respectively, the Company owns 100% of the shares of Nyxoah Ltd, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1. In July 2025, the Company reorganized its global R&D function and expects to transition all ongoing R&D activities from Israel to the U.S. and Belgium.

The Company also owns 100% of the shares of Nyxoah Pty Ltd, an Australian company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.

The Company also owns 100% of the shares of Nyxoah Inc, an American company located in Delaware that was incorporated in May 2020 and has a share capital of USD 1.

The Company also owns 100% of the shares of Nyxoah GmbH, a German company located in Eschborn that was acquired in July 2023 and has a share capital of EUR 25,000.

7.Property, plant and equipment

	Furniture and
	office	Leasehold	Laboratory	Assets under
(in EUR 000)	equipment	improvements	equipment	construction	Total
Cost
Opening gross value January 1, 2024	1,182	1,314	1,501	2,055	6,052
Additions	142	11	314	692	1,159
Disposals	—	—	(28)	—	(28)
Transfers	—	488	—	(488)	—
Other	—	—	93	—	93
Exchange differences	32	23	22	—	77
Cost at December 31, 2024	1,356	1,836	1,902	2,259	7,353
Additions	113	—	150	534	797
Disposals	(143)	(487)	(266)	—	(896)
Transfers	—	2,762	—	(2,762)	—
Exchange differences	(23)	5	(2)	(1)	(21)
Cost at December 31, 2025	1,303	4,116	1,784	30	7,233
Depreciation
Opening accumulated depreciation January 1, 2024	(820)	(439)	(605)	—	(1,864)
Depreciation charge	(164)	(219)	(327)	—	(710)
Disposals	—	—	21	—	21
Exchange differences	(23)	(13)	(11)	—	(47)
Depreciation at December 31, 2024	(1,007)	(671)	(922)	—	(2,600)
Depreciation charge	(148)	(526)	(371)	—	(1,045)
Disposals	88	487	148	—	723
Impairment loss	—	(235)	(26)	—	(261)
Exchange differences	9	(6)	(1)	—	2
Depreciation at December 31, 2025	(1,058)	(951)	(1,172)	—	(3,181)
Net book value at December 31, 2024	349	1,165	980	2,259	4,753
Net book value at December 31, 2025	245	3,165	612	30	4,052

In 2025, acquisitions were mainly related to the US production line under construction for an amount of €0.5 million (2024: €0.7 million), laboratory equipment for an amount of €150,000 (2024: €314,000) and furniture and office equipment for an amount of €113,000 (2024: €142,000). The total amount of purchases of property, plant and equipment in the consolidated statements of cash flow is higher than the additions due to the tax incentive relating to investments of 2025 amounting to €8,000 (2024: €6,000).

In 2025, the Company disposed of assets within property, plant and equipment after concluding that no future economic benefits are expected. The Company recognized a loss on the disposal of €170,000, presented within selling, general and administrative expenses.

In 2025, the Company recognized an impairment loss of €261,000, presented within research & development expenses, on an asset within property, plant and equipment after concluding that no future economic benefits are expected.

In 2024, the line Other in the cost of property, plant and equipment includes a correction of the tax incentive in Belgium on the investments of 2023 for an amount of €93,000. We refer to note 10 for more details.

There has been a transfer from assets under construction for an amount of €2.8 million to leasehold improvement (2024: €488,000).

The depreciation charge amounts to €1.0 million in 2025 and to €0.7 million in 2024.

8.Intangible assets

	Development	Patents and
(in EUR 000)	cost	licenses	Total
Cost
Opening value at January 1, 2024	48,671	591	49,262
Additions	4,739	—	4,739
Cost at December 31, 2024	53,410	591	54,001
Additions	2,877	—	2,877
Disposals	(916)	—	(916)
Other movements	(4)	—	(4)
Cost at December 31, 2025	55,367	591	55,958
Amortization
Opening amortization at January 1, 2024	(2,528)	(126)	(2,654)
Amortization	(924)	(42)	(966)
Amortization at December 31, 2024	(3,452)	(168)	(3,620)
Amortization	(2,187)	(43)	(2,230)
Impairment loss	(916)	—	(916)
Disposals	916	—	916
Amortization at December 31, 2025	(5,639)	(211)	(5,850)
Net book value at December 31, 2024	49,958	423	50,381
Net book value at December 31, 2025	49,728	380	50,108

The Company develops the Genio system. The Company started amortizing the first-generation Genio system in 2021. The costs incurred for the first generation of the Genio System have been recognized as development assets for a total amount of €11.4 million. No additional costs have been capitalized since July 2020. Following the FDA approval for the Genio system on August 8, 2025, the amortization of the related intangible assets commenced in Q3 2025. Total amortization amounted to €2.2 million for 2025 (2024: €1.0 million) and is included in Research and development expenses. The remaining amortization period of the development assets is 9 years.

The Company continues to incur in 2025 development expenses with regard to the improved second-generation Genio system and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio System in certain countries. The total capitalized development expenses amounted to €2.9 million and €4.7 million for 2025 and 2024, respectively. The total amount of capitalization of intangible assets in the consolidated statements of cash flow is higher than the additions due to the tax incentive relating to investments of 2025 amounting to €87,000 (2024: €168,000). The total capitalized cost for the improved second generation and the additional clinical studies amounts to €43.9 million as of December 31, 2025 (2024: €42.0 million). The development of the ongoing R&D projects is expected to be finalized in 2026.

In 2025, the Company discontinued a discrete Research and Development project previously capitalized after concluding that no future economic benefits are expected. The Company recognized an impairment loss of €0.9 million, presented within research and development expense.

In accordance with the accounting principle, the intangible assets are tested annually for impairment during the development period. The Genio system is currently a unique product line developed by the Company and the Company determined that it has two cash generating units, Genio system outside the United States and Genio system launched in the United States, for which a value in use analysis has been performed. Based on the current operating budget as approved by the Board of Directors, the Company’s management prepared cash flow forecasts, which covers a 4-year period and an appropriate extrapolation of cash flows beyond 2029.

We refer to note 6 for more details on the reorganization of the global R&D function.

Growth rates over the forecast period are based on past performance and management’s expectations of market development. Growth rates used to extrapolate cash flows beyond the budget period are consistent with forecasts included in industry reports.

Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate. The discount rates over the expected term that the assets will generate economic benefits are:

	Outside US	US
Discount rate	13.95%	14.20%

A sensitivity analysis has been performed concluding that a reasonable change in the WACC and/or forecasted growth rate would not lead to an impairment. The carrying amount of these intangibles assets are recoverable.

9.Right of use assets and lease liabilities

The Company has lease contracts for buildings and vehicles used in its operations. Leases of building have lease terms between one and nine years, while motor vehicles generally have lease terms between three and five years. Future cash outflows (potentially exposed and not reflected in the measurement of lease liabilities) arising from leases not yet commenced to which the lessee is committed amount to €4.4 million. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Company is restricted from assigning and subleasing the leased assets and some contracts require the Company to maintain certain financial ratios. The Company also has certain leases of office equipment and bicycles with low value and machinery, equipment and buildings for a short term. The Company applies the “short-term lease” and “lease of low-value assets” recognition exemptions for these leases. We refer to note 33.2 for the impact on income statement for these “short-term leases” and “leases of low-value assets”.

The carrying amounts of right-of-use assets recognized and the movements during the period is as follows:

		Motor
(in EUR 000)	Building	vehicles	Total
Cost
Opening value at January 1, 2024	4,604	1,383	5,987
Additions	326	332	658
Disposal	—	(173)	(173)
Lease modification	(11)	(17)	(28)
Exchange difference	139	2	141
Cost at December 31, 2024	5,058	1,527	6,585
Additions	—	90	90
Disposal	(52)	(268)	(320)
Lease modification	(3,219)	9	(3,210)
Exchange difference	(87)	(5)	(92)
Cost at December 31, 2025	1,700	1,353	3,053
Depreciation
Opening value at January 1, 2024	(1,661)	(538)	(2,199)
Depreciation charge	(674)	(368)	(1,042)
Disposal	—	173	173
Lease modification	22	36	58
Exchange difference	(79)	—	(79)
Depreciation at December 31, 2024	(2,392)	(697)	(3,089)
Depreciation charge	(809)	(400)	(1,209)
Disposal	39	268	307
Lease modification	2,180	—	2,180
Exchange difference	50	1	51
Depreciation at December 31, 2025	(932)	(828)	(1,760)
Net book value at December 31, 2024	2,666	830	3,496
Net book value at December 31, 2025	768	525	1,293

In 2025, the Company did enter into new lease agreements for €90,000 compared to €0.7 million in 2024. The lease modification relates to (i) a decrease in the lease term of the clean room in Belgium and (ii) a decrease in the lease term of the building in Israel. The decrease in the lease term of the clean room resulted in a reduction of the right-of-use asset of €0.6 million and a corresponding reduction of the lease liability of €0.6 million. The decrease in the lease term of the building in Israel resulted in a reduction of the right-of-use asset of €0.6 million and a reduction of the lease liability of €0.7 million.

The repayments of lease liabilities amounted to €1.3 million (2024: €1.2 million) The depreciations on the right of use assets amounted to €1.2 million and €1.0 million for 2025 and 2024, respectively.

For the year ended December 31, 2025, the Company recognized a gain on disposal of €8,000 (2024: no gain or loss on disposal) and a gain on modification of €119,000.

The maturity analysis of lease liabilities is disclosed in note 4.3.

(in EUR 000)	2025	2024
Lease debt at January 1	3,680	3,967
New lease debts	90	658
Rent expense paid	(1,252)	(1,208)
Accretion of interest	119	157
Disposal	(21)	—
Lease modification	(1,149)	30
Exchange differences	(51)	76
Lease debt at December 31	1,416	3,680

	As at December 31
(in EUR 000)	2025	2024
Non-current lease liabilities	637	2,562
Current lease liabilities	779	1,118
Total	1,416	3,680

10.Other long-term receivables

	As at December 31
(in EUR 000)	2025	2024
R&D tax incentive	1,233	1,110
Prepayment option	91	112
Cash guarantees	394	395
Total other long term receivables	1,718	1,617

The other long-term receivables consist of cash guarantees for an amount of €0.4 million (2024: €395,000), a prepayment option valued at €91,000 (2024: €112,000) and an R&D tax incentive in Belgium for an amount of €1.2 million (2024: €1.1 million) related to certain development activities and clinical trials. The Company recognizes the research and development incentive as a long-term receivable and as a deduction from the carrying amount of the (in) tangible asset.

For further details regarding the prepayment option, refer to note 18.2.

The R&D tax incentive recorded as at December 31, 2025 pertains to investments made as from 2022 in both tangible and intangible assets. These incentives are expected to be received 5 years after the investments are made. However, following the Law of May 12, 2024 (Belgian Gazette May 29, 2024), the Belgian R&D tax credit regime has been amended. As of 2024, the R&D tax incentive will be refunded after 4 years instead of 5 years. The long-term receivable as at December 31, 2024, also includes an adjustment of the R&D tax incentive for investments made in 2023. For further details, refer to note 26.

11.Inventory

	As at December 31
(in EUR 000)	2025	2024
Raw materials	1,315	1,080
Work in progress	1,851	2,546
Finished goods	1,494	1,090
Total Inventory	4,660	4,716

The increase in raw materials and finished goods is offset by a decrease in work in progress. For the year ended December 31, 2025 and 2024 the Company did not recognize any expenses for inventory write-offs since the inventory level as per year-end is expected to be sold in the foreseeable future.

12.Trade receivables, contract assets and other receivables

	As at December 31
(in EUR 000)	2025	2024
Trade receivables	5,254	3,382
Contract assets	764	—
Allowance for expected credit loss	(503)	—
Advance payments	307	734
R&D incentive receivable (Australia)	111	155
VAT receivable	614	741
Current tax receivable	811	967
Foreign currency swaps and forwards	4	—
Other	362	177
Total trade receivables, contract assets and other receivables	7,724	6,156

The increase of €1.6 million in trade receivables, contract assets and other receivables as at December 31, 2025 is mainly the result of an increase in trade receivables and contract assets of €2.6 million, as a result of an increase in revenue by the Company. The increase is offset by a decrease in advance payments of €427,000, a decrease in VAT receivable of €127,000 and a decrease in current tax receivables of €156,000.

For the period ended December 31, 2025, an allowance for expected credit loss on contract assets was booked for an amount of €0.5 million. This amount is included in Selling, General and Administrative expenses.

The Company can include unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from products delivered to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As at December 31, 2025 and December 31, 2024, there were no unbilled receivables included in the trade receivables.

As of June 30, 2025, the Company has reclassified €1.5 million trade receivables to contract assets in connection with certain customer contracts for the Genio system. As at December 31, 2025, the contract assets amounts to €0.8 million. Under these contracts, the Company has transferred control of the Genio system to the customer and issued the related invoices. However, under the contractual terms, the invoices become payable upon the implantation of the Genio system in the patient by the customer. As the right to consideration is therefore not unconditional, the related amounts do not meet the criteria for recognition as trade receivables in accordance with IFRS 15. No corrections on December 31, 2024 figures were performed as considered immaterial in view of presentation in the financial statements.

R&D incentive receivables relates to incentives received in Australia as support to the clinical trials and the development of the Genio system.

The current tax receivable relates to excess payment of corporate income tax in Belgium.

We refer to note 21.1 for more details on the foreign currency swaps.

13.Other current assets

	As at December 31
(in EUR 000)	2025	2024
Deferred charges	663	918
Accrued income	165	738
Total other current assets	828	1,656

The decrease of €0.8 million in other current assets is mainly due to a decrease in accrued income amounting to €0.6 million. The decrease can be explained by a decrease in accrued income related to the term deposits due to a decrease in the number of term deposits outstanding.

14.Cash and cash equivalents

	As at December 31
(in EUR 000)	2025	2024
Short term deposit	22,131	28,220
Current accounts	7,870	5,966
Total cash and cash equivalents	30,001	34,186

Cash and cash equivalents decreased to €30.0 million as at December 31, 2025, compared to €34.2 million as at December 31, 2024 with a decrease of short term deposits by €6.1 million, offset by an increase of current accounts by €1.9 million. The short term deposits relate to term accounts with an initial maturity of 3 months or less, measured at amortized costs.

15.Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs.

As at December 31, 2025 the total current financial assets amounts to €18.0 million and consists of EUR current financial assets. As at , , there are no USD current financial assets which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR.

In 2025, the Company entered into USD term deposits and US Treasury bills for a total amount of USD 21.3 million (€19.0 million) and €23.0 million. During the period ended as at, December 31, 2025, USD 68.7 million (€61.2 million) and €10.8 million reached maturity and is subsequently held as cash.

As at December 31, 2024 the current financial assets consists of USD 47.4 million (€45.6 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €5.8 million. The total amount of term deposits as at December 31, 2024, amounts to €51.4 million.

In 2024, the Company entered into USD term deposits and US Treasury bills for a total amount of USD 77.4 million (€71.6 million) and €26.3 million. During the period ended as at, December 31, 2024, USD 64.4 million (€59.8 million) and €25.5 million reached maturity and is subsequently held as cash.

16.Share capital, share premium, reserves

16.1.   Share capital and share premium

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

As of December 31, 2025, the share capital of the Company amounts to €6.5 million represented by 43,026,460 shares, and the share premium amounts to €354.5 million (before deduction of the transaction costs).

Evolution of the share capital and share premium ended December 31, 2025 and 2024:

	Common	Total of	Share capital	Share capital	Share premium
(Number of shares except otherwise stated)	shares	shares	per share	(in EUR 000)	(in EUR 000)
January 1, 2024	28,673,985	28,673,985	—	4,926	260,631
March 6, 2024 - Exercise warrants	8,650	8,650	0.17	1	61
April 17, 2024 - Exercise warrants	3,000	3,000	0.17	1	16
May 28, 2024 - Capital increase in cash	5,374,755	5,374,755	0.17	923	44,946
June 3, 2024 - Capital increase in cash	300,000	300,000	0.17	52	2,506
June 24, 2024 - Exercise warrants	12,625	12,625	0.17	2	66
September 3, 2024 - Exercise warrants	13,750	13,750	0.17	2	72
September 25, 2024 - Exercise warrants	2,250	2,250	0.17	1	12
October 9, 2024 - Capital increase in cash	3,000,000	3,000,000	0.17	515	24,071
November 15, 2024 - Exercise warrants	38,250	38,250	0.17	7	198
December 31, 2024	37,427,265	37,427,265	—	6,430	332,579
May 12, 2025 - Exercise warrants	2,000	2,000	0.17	—	10
June 13, 2025 - Exercise warrants	6,375	6,375	0.17	1	33
July 8, 2025 - Exercise warrants	5,500	5,500	0.17	1	29
September 26, 2025 - Exercise RSU warrants	103,642	103,642	0.17	18	—
November 18, 2025 - Capital increase in cash	5,189,428	5,189,428	0.01	52	20,706
November 20, 2025 - Capital increase in cash	292,250	292,250	0.01	3	1,166
December 31, 2025	43,026,460	43,026,460	—	6,505	354,523

On March 6, 2024, pursuant to the exercise of warrants, the Company issued 8,650 new shares for an aggregate capital increase of €62,000 (including share premium).

On April 17, 2024, pursuant to the exercise of warrants, the Company issued 3,000 new shares for an aggregate capital increase of €17,000 (including share premium).

On May 28, 2024, the Company issued 5,374,755 new shares for an aggregate capital increase of €45.9 million (including share premium) in the framework of an underwritten public offering in the United States, which included shares sold in a private offering to certain qualified or institutional investors outside the United States. 1,996,187 shares were subscribed to in euro at a share price of €8.54 per share. 3.378.568 shares were subscribed to in US dollars, at a share price of $9.25 per share.

On June 3, 2024, the Company issued 300,000 new shares for an aggregate capital increase of €2.6 million (including share premium) as a result of the exercise by the underwriters of the May 28, 2024 capital increase to exercise their option to purchase additional shares (“greenshoe”). All 300,000 shares were subscribed to in US dollars at a share price of $9.25 per share.

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

On October 9, 2024, the Company issued 3,000,000 new shares for an aggregate capital increase of €24.6 million (including share premium). The Company raised $27.0 million in gross proceeds pursuant to the Company’s $50 million at-the-market (“ATM”) program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The proceeds will be used to meet demand outside the U.S. and in the U.S.

On November 15, 2024, pursuant to the exercise of warrants, the Company issued 38,250 new shares for an aggregate capital increase of €205,000 (including share premium).

As part of the above capital increases, the Company incurred direct-attributable transaction costs of €3.7 million which were deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €71.5 million.

On May 12, 2025, pursuant to the exercise of warrants, the Company issued 2,000 new shares for an aggregate capital increase of €10,000 (including share premium).

On June 13, 2025, pursuant to the exercise of warrants, the Company issued 6,375 new shares for an aggregate capital increase of €34,000 (including share premium).

On July 8, 2025, pursuant to the exercise of warrants, the Company issued 5,500 new shares for an aggregate capital increase of €30,000 (including share premium).

On September 26, 2025, pursuant to the exercise of RSU warrants, the Company issued 103,642 new shares for an aggregate capital increase of €18,000 (no share premium).

On November 18, 2025, the Company issued 5,189,428 new shares for an aggregate capital increase of €20.8 million (including share premium). All shares were subscribed to in EUR at a share price of €4 per share.

On November 20, 2025, the Company issued 292,250 new shares for an aggregate capital increase of €1.2 million (including share premium). All shares were subscribed to in EUR at a share price of €4 per share.

As part of above capital increases, the Company incurred direct-attributable transaction costs of €1.2 million which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €21.9 million.

16.2.   Reserves

The reserves include the share-based payment reserve (see note 17), other comprehensive income and the retained loss. Retained loss is comprised of primarily of accumulated losses, other comprehensive income is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income for the year ended December 31, 2025 and 2024 is detailed in the table below:

		Post-
	Currency	employment
	translation	benefit
(in EUR 000)	reserve	obligations	Total
Opening value at January 1, 2024	54	83	137
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	766	—	766
Items that may not be subsequently reclassified to profit or loss (net of tax)
Remeasurements of post-employment benefit obligations	—	11	11
Total other comprehensive income at December 31, 2024	820	94	914
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	228	—	228
Items that may not be subsequently reclassified to profit or loss (net of tax)
Remeasurements of post-employment benefit obligations	—	(18)	(18)
Total other comprehensive income at December 31, 2025	1,048	76	1,124

17.Share-based compensation

As at December 31, 2025, the Company has five outstanding equity-settled share-based incentive plans, including (i) the 2021 warrants plan (the 2021 plan), (ii) the 2022 warrants plan (the 2022 plan), (iii) the 2024 warrants plan (the 2024 plan), (iv) the 2025 warrants plan (the 2025 plan) and (v) the 2025-2 warrants plan (the 2025-2 plan). For the 2018 and 2020 warrants plan, no warrants were outstanding anymore as at December 31, 2025. The Company had an extraordinary shareholders’ meeting on February 21, 2020, where it was decided to achieve a share split in a ratio of 500: 1. Per warrant issued before February 21, 2020, 500 common shares will be issuable. For presentation purposes the tables and comments below reflect the number of shares the warrants give right to across all plans.

In accordance with the terms of the various plans, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.

The changes of the year for the equity-settled warrant plans are as follows:

Number of shares (after share split) warrants give right to across all plans	2025	2024
Outstanding at January 1	2,258,319	1,635,606
Granted	1,218,754	1,297,713
Forfeited	(84,502)	(474,000)
Exercised	(13,875)	(78,525)
Expired	(170,877)	(122,475)
Outstanding at December 31	3,207,819	2,258,319
Exercisable at December 31	1,893,182	1,453,727

17.1.   Description of the equity-settled share-based incentive plans

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

The status of the 2018 warrant plan at December 31 is as follows:

Number of shares (after share split) warrants give right to for 2018 Plan	2025	2024
Outstanding at January 1	—	50,000
Granted	—	—
Forfeited	—	(50,000)
Exercised	—	—
Expired	—	—
Outstanding at December 31	—	—
Exercisable at December 31	—	—

There are no outstanding warrants as at December 31, 2025.

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

The status of the 2020 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for 2020 Plan	2025	2024
Outstanding at January 1	30,000	410,500
Granted	—	—
Forfeited	—	(330,500)
Exercised	—	(2,400)
Expired	(30,000)	(47,600)
Outstanding at December 31	—	30,000
Exercisable at December 31	—	30,000

In 2025, 30,000 warrants have been expired because the warrants were not exercised by employees within 3 months after having left the company. Per December 31, 2025, there are no remaining warrants outstanding or exercisable.

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

The status of the 2021 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for 2021 Plan	2025	2024
Outstanding at January 1	930,875	1,119,250
Granted	—	—
Forfeited	(10,000)	(51,125)
Exercised	(11,375)	(63,625)
Expired	(80,125)	(73,625)
Outstanding at December 31	829,375	930,875
Exercisable at December 31	794,785	800,819

In 2025, a total of 11,375 warrants were exercised, 10,000 warrants have been forfeited because the warrants were not vested by employees leaving the company and 80,125 warrants were expired because the warrants were not exercised by employees within 3 months after having left the company. The remaining number of warrants as at December 31, 2025 equals 829,375 representing 829,375 shares.

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

The status of the 2022 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for 2022 Plan	2025	2024
Outstanding at January 1	643,875	55,856
Granted	—	644,144
Forfeited	(39,627)	(42,375)
Exercised	(2,500)	(12,500)
Expired	(36,627)	(1,250)
Outstanding at December 31	565,121	643,875
Exercisable at December 31	419,246	376,186

In 2025, a total of 2,500 warrants were exercised, 39,627 warrants have been forfeited because the warrants were not vested by employees leaving the company and 36,627 warrants were expired because the warrants were not exercised by employees within 3 months after having left the company. The remaining number of warrants as per December 31, 2025 equals 565,121 representing 565,121 shares.

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

On August 2, 2024, September 18, 2024 and November 25, 2024 respectively 221,606; 105,000 and 326,963 warrants were granted and all were accepted.

On February 1, 2025, 346,431 warrants were granted, of which 329,431 were accepted and 17,000 were refused. On September 6, 2025, 15,000 warrants were granted and all were accepted.

The status of the 2024 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for 2024 Plan	2025	2024
Outstanding at January 1	653,569	—
Granted	344,431	653,569
Forfeited	(31,125)	—
Exercised	—	—
Expired	(4,125)	—
Outstanding at December 31	962,750	653,569
Exercisable at December 31	463,070	246,722

In 2025, no warrants were exercised, 31,125 warrants have been forfeited because the warrants were not vested by employees leaving the company and 4,125 warrants were expired because the warrants were not exercised by employees within 3 months after having left the company. The remaining number of warrants as at December 31, 2025 equals 962,750 representing 962,750 shares.

2025 Plan

On January 30, 2025, the Board of Directors, within the framework of the authorized capital, issued 805,000 warrants, giving each the right to subscribe to one common share of the Company. By consequence, the Company can issue up to 805,000 common shares if all warrants are exercised.

The total number of warrant holders under the 2025 Plan cannot exceed 150 persons. Unless the Board of Directors determines otherwise, the 2025 ESOP Warrants are not transferable inter vivos once they have been granted to a holder of 2025 ESOP Warrants, and may not be pledged or encumbered with any security, pledge or right in rem in any other way, either voluntarily, by operation of law or otherwise. The key features of the warrants granted under the 2025 Plan are as follows (i) each warrant could be exercised for one share, (ii) the warrants are granted for free, (iii) the warrants have a term of maximum ten years since the issue date, (iv) the only vesting condition is that the holder is still an employee of the Company at the vesting date, and (v) unless the Board of Directors (or the shareholders’ meeting if warrants are granted to directors) determines otherwise, the warrants vest as follows: 25.0% at the grant date, 25.0% at the first anniversary of the grant date, 25.0% at the second anniversary of the grant date, 25.0% at the third anniversary of the grant date. Accordingly, the fair value of the plan is expensed over the vesting period.

On February 1, 2025, 233,943 warrants were granted, of which 223,943 were accepted and 10,000 were refused. On March 14, 2025, April 8, 2025, May 5, 2025, September 6, 2025, and October 13, 2025, respectively 45,000; 30,000; 30,000; 465,380 and 10,000 warrants were granted and all were accepted.

The status of the 2025 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for 2025 Plan	2025	2024
Outstanding at January 1	—	—
Granted	804,323	—
Forfeited	(3,750)	—
Exercised	—	—
Expired	(20,000)	—
Outstanding at December 31	780,573	—
Exercisable at December 31	198,581	—

In 2025, no warrants were exercised, 3,750 warrants have been forfeited because the warrants were not vested by employees leaving the company and 20,000 warrants were expired because the warrants were not exercised by employees within 3 months after having left the company. The remaining number of warrants as at December 31, 2025 equals 780,573 representing 780,573 shares.

2025-2 Plan

On October 13, 2025, the Board of Directors, within the framework of the authorized capital, issued 760,000 warrants, giving each the right to subscribe to one common share of the Company. By consequence, the Company can issue up to 760,000 common shares if all warrants are exercised.

The total number of warrant holders under the 2025-2 Plan cannot exceed 150 persons. Unless the Board of Directors determines otherwise, the 2025-2 ESOP Warrants are not transferable inter vivos once they have been granted to a holder of 2025-2 ESOP Warrants, and may not be pledged or encumbered with any security, pledge or right in rem in any other way, either voluntarily, by operation of law or otherwise. The key features of the warrants granted under the 2025-2 Plan are as follows (i) each warrant could be exercised for one share, (ii) the warrants are granted for free, (iii) the warrants have a term of maximum ten years since the issue date, (iv) the only vesting condition is that the holder is still an employee of the Company at the vesting date, and (v) unless the Board of Directors (or the shareholders’ meeting if warrants are granted to directors) determines otherwise, the warrants vest as follows: 25.0% at the grant date, 25.0% at the first anniversary of the grant date, 25.0% at the second anniversary of the grant date, 25.0% at the third anniversary of the grant date. Accordingly, the fair value of the plan is expensed over the vesting period.

On October 13, 2025, 70,000 warrants were granted and all were accepted.

The status of the 2025-2 warrant plan at December 31 is as follows:

Number of shares/warrants give right to for 2025-2 Plan	2025	2024
Outstanding at January 1	—	—
Granted	70,000	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding at December 31	70,000	—
Exercisable at December 31	17,500	—

In 2025, no warrants were exercised, forfeited or exercised. The remaining number of warrants as at December 31, 2025 equals 70,000 representing 70,000 shares.

17.2.   Accounting for equity-settled share-based payment

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

The share-based compensation expense for all vested warrants recognized in the income statement was €4.9 million for the year ended December 31, 2025. For the year ended December 31, 2024 and the year ended December 31, 2023 the share-based compensation expense amounted respectively to €4.0 million and €2.6 million. The table below details the number of exercisable (vested) warrants and their weighted average exercised price. For presentation purposes the table reflect the number of shares the warrants give right to across all plans.

Total	2025	2024
Exercisable warrants at December 31	1,893,182	1,453,726
Shares representing the exercisable warrants at December 31	1,893,182	1,453,726
Weighted average exercise price per share	8.34	8.18
Weighted average share price at the date of exercise	6.56	9.24

17.3.   Fair value

The fair value of each option or subscription right is estimated on the date of grant using the Black & Scholes model based on the following:

●	The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero as no dividend have been paid since inception;
●	Expected volatility is estimated based on a sample of similar companies based on the healthcare products sector of the Damodaran dataset;
●	Risk-free interest rate is based on the yield of EUR bonds with an equivalent term to liquidation event;
●	The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur.

Fair value of the shares is estimated based on the market approach using publicly traded companies and acquisitions of private held companies within the same industry as Nyxoah. (Prior to the initial public offering)

The following table provides the input to the Black-Scholes model for warrants granted in 2020, 2021, 2022, 2023, 2024 and 2025 related to the 2020 warrant plan, the 2021 warrant plan, the 2022 warrant plan, the 2024 warrant plan, the 2025 warrant plan and the 2025-2 warrant plan. The table and notes uses as a basis, the number of shares the warrants give right to across all plans.

		2021 Plan	2021 Plan	2021 Plan	2021 Plan
	2020 Plan	(grant Sept 17	(grant Oct 27	(grant Feb 21	(grant Feb 21
	(grant 2020)	2021)	2021)	2022)	2022)
Return dividend	0%	0%	0%	0%	0%
Expected volatility	56.32%	51.30%	51.50%	49.80%	49.80%
Risk-free interest rate	-0.20%	-0.36%	-0.18%	0.37%	0.37%
Expected life	3	3	3	3	3
Exercise price	11.94	25.31	25.31	17.76	25.31
Stock price	10.20	25.75	20.50	17.50	17.50
Fair value	3.31	9.22	5.94	6.05	4.15

	2021 Plan	2021 Plan	2021 Plan	2021 Plan	2021 Plan
	(grant Feb 21	(grant May 14	(grant Jun 8	(grant Aug 8	(grant Aug 8
	2022)	2022)	2022)	2022)	2022)
Return dividend	0%	0%	0%	0%	0%
Expected volatility	49.80%	49.80%	52.60%	53.71%	53.97%
Risk-free interest rate	0.50%	1.06%	1.60%	1.39%	1.45%
Expected life	4	3	3	3	4
Exercise price	17.76	13.82	12.95	9.66	9.66
Stock price	17.50	13.82	13.34	9.75	9.75
Fair value	6.90	4.94	5.21	3.79	4.32

	2021 Plan	2021 Plan	2021 Plan	2022 Plan	2022 Plan
	(grant Mar 24	(grant Apr 12	(grant Jun 14	(grant Jun 14	(grant Oct 20
	2023)	2023)	2023)	2023)	2023)
Return dividend	0%	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	51.28%	51.28%	50.00%
Risk-free interest rate	3.20%	3.24%	3.36%	3.36%	3.55%
Expected life	3	3	3	3	3
Exercise price	5.42	6.36	7.19	7.19	5.92
Stock price	6.70	7.08	7.10	7.10	5.60
Fair value	3.09	3.04	2.75	2.75	2.07

	2022 Plan	2022 Plan	2022 Plan	2024 Plan	2024 Plan
	(grant Feb 01	(grant Apr 21	(grant Aug 2	(grant Aug 2	(grant Sep 18
	2024)	2024)	2024)	2024)	2024)
Return dividend	0%	0%	0%	0%	0%
Expected volatility	62.20%	65.50%	66.00%	66.00%	65.20%
Risk-free interest rate	2.63%	3.08%	2.55%	2.55%	2.38%
Expected life	3	3	3	3	3
Exercise price	5.24	9.04	7.88	7.88	7.20
Stock price	9.96	9.20	7.56	7.56	7.54
Fair value	6.26	4.40	3.47	3.47	3.60

	2024 Plan	2024 Plan	2024 Plan	2024 Plan	2025 Plan
	(grant Nov 25	(grant Nov 25	(grant Feb 1	(grant Feb 1	(grant Feb 1
	2024)	2024)	2025)	2025)	2025)
Return dividend	0%	0%	0%	0%	0%
Expected volatility	63.70%	63.70%	63.00%	63.00%	63.00%
Risk-free interest rate	2.24%	2.24%	2.26%	2.26%	2.26%
Expected life	3	3	3	3	3
Exercise price	7.69	8.04	9.63	10.15	10.15
Stock price	8.10	8.10	10.15	10.15	10.15
Fair value	3.80	3.70	4.76	4.61	4.61

	2025 Plan	2025 Plan	2025 Plan	2024 Plan	2025 Plan
	(grant Mar 14	(grant Apr 8	(grant May 5	(grant Sept 6	(grant Sept 6
	2025)	2025)	2025)	2025)	2025)
Return dividend	0%	0%	0%	0%	0%
Expected volatility	63.00%	65.24%	64.97%	64.90%	64.90%
Risk-free interest rate	2.40%	2.11%	2.02%	2.16%	2.16%
Expected life	3	3	3	3	3
Exercise price	10.80	7.20	5.65	4.92	4.92
Stock price	10.80	5.76	5.65	4.92	4.92
Fair value	4.91	2.31	2.60	2.27	2.27

	2025 Plan	2025-2 Plan
	(grant Oct 13	(grant Oct 13
	2025)	2025)
Return dividend	0%	0%
Expected volatility	65.53%	65.53%
Risk-free interest rate	2.18%	2.18%
Expected life	3	3
Exercise price	5.56	5.56
Stock price	5.56	5.56
Fair value	2.59	2.59

As a result of the exercise price reduction on March 24, 2023 of the warrants previously granted to warrant holders under the 2021 Warrants Plan, the Company determined the fair value of the options at the date of the modification (March 24, 2023). The fair value of the modified warrants was determined using the same models and principles as described above, with the following model inputs:

	2021 Plan	2021 Plan	2021 Plan	2021 Plan
	(grant Sept 17	(grant Oct 27	(grant Feb 21	(grant Feb 21
	2021)	2021)	2022)	2022)
Return dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.25%	3.25%	3.17%	3.36%
Expected life	2	2	2	2
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	2.00	3.00	3.00	2.00
Incremental fair value	2.38	2.40	2.23	2.38

	2021 Plan	2021 Plan	2021 Plan	2021 Plan
	(grant Feb 21	(grant May 14	(grant Aug 8	(grant Aug 8
	2022)	2022)	2022)	2022)
Return dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.03%	3.13%	3.13%	2.98%
Expected life	3	2	3	4
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	3.05	2.75	2.87	3.21
Incremental fair value	2.23	1.92	1.28	1.19

The weighted average fair value of warrants granted during the year was €3.47 in 2025 and €6.09 in 2024. The weighted average remaining contractual life for the share options outstanding as at December 31 was 6.26 in 2025 and 5.4 in 2024.

1.4 Equity-settled share-based payment transactions – Restricted Stock Units (“RSU”)

In 2024 and 2025, each non-executive director was granted “restricted share units” or “RSUs”, whereby each RSU represents the obligation of the relevant non-executive director to subscribe for one new ordinary share of the Company at a subscription price of EUR 0.1718 per share (irrespective of the market value of the share at that time).

The key features of the RSUs can be summarized as follows:

●	Unless the shareholders’ meeting of the Company decides otherwise, whether for one, more or all non-executive directors, RSUs will be granted to non-executive directors on a yearly basis on the date of the annual shareholders’ meeting.
●	RSUs do not grant voting rights, preferential subscription rights or other membership rights.
●	The number of RSUs to be granted on an annual basis shall be calculated as follows: EUR 130,000 divided by the average closing price of the Company’s shares on the stock exchange where the Company’s shares are first listed, during the month of May of the year of the grant. For directors that are appointed between two annual shareholders’ meetings, this number shall be prorated.
●	RSUs are not transferable, except in case of death.
●	RSUs in principle vest on the first anniversary of the date of grant provided that the relevant non-executive director is still in office at that time. In the event of death or an “exit”, immediate vesting applies.
●	The vesting of RSUs is not linked to any performance criteria but rather based on continued service during the vesting period. Therefore, the remuneration in RSUs is a form of fixed remuneration.

●	The grant of RSUs to a non-executive director that has not been explicitly refused by the relevant non-executive director fifteen calendar days following the date of grant, shall be deemed accepted by the relevant non-executive director and creates an obligation for the relevant non-executive director to subscribe for the underlying shares when the RSUs have vested. The RSU is therefore not an option leaving discretion with the director whether to exercise or not.
●	The new shares to be issued pursuant to the exercise of RSUs shall be issued, subscribed, and fully paid up in principle within one month following the date of vesting of the relevant RSUs. The new shares shall be issued under the authorized capital of the Company. The Company reserves the right to deliver existing shares (if it has access to its own shares in accordance with applicable company law rules) or to compensate non-executive directors in cash (i.e., a cash amount equal to the closing stock price of the shares on the stock exchange where the Company’s shares are first listed on the first trading day following the date of vesting of the relevant RSUs, minus the subscription price of EUR 0.1718 per share).

The RSUs will be accounted for as an equity-settled share-based payment plan as the Company can issue new shares under the authorized capital.

At June 12, 2024, the Company has granted a total of 103,642 RSUs towards 7 directors which vested at the shareholders’ meeting held in June 2025. The fair value of the RSUs granted is equal to the share price at the grant date minus the exercise price of EUR 0.1718 and equals EUR 7,65 per RSU granted. As at December 31, 2025 all RSUs had been exercised and the related shares were issued. The weighted average exercise price of the RSU’s exercised is 0.1718. The weighted average share price at the date of exercise was 6.77.

At June 11, 2025, the Company has granted a total of 146,531 RSUs, with the same conditions as the 2024 RSUs, towards 7 directors which will vest at the shareholders’ meeting held in June 2026. The fair value of the RSUs granted is equal to the share price at the grant date minus the exercise price of EUR 0.1718 and equals EUR 6,66 per RSU granted The total RSUs outstanding as at December 31, 2025 was 146,531 RSUs. The weighted average exercise price of the RSU’s granted is 0.1718.

18.Financial debt

Financial debt mainly consists of recoverable cash advances, EIB finance agreement and synthetic warrants and convertible bond instrument. The related amounts as at December 31, 2025 and 2024, can be summarized as follows:

	As at December 31
(in EUR 000)	2025	2024
Recoverable cash advances - Non-current	8,276	8,623
Recoverable cash advances - Current	333	248
Total recoverable cash advances	8,609	8,871
Loan facility agreement - Non-current	7,793	6,898
Synthetic warrants - Non-current	1,601	3,204
Total EIB	9,394	10,102
Convertible bond - Current	22,657	—
Total convertible bond	22,657	—
Total financial debt	40,660	18,973
Non-current	17,670	18,725
Current	22,990	248

18.1.   Financial debt related to recoverable cash advances

Recoverable cash advances received

As at December 31, 2025, the details of recoverable cash advances received can be summarized as follows:

	Contractual	Advances	Fixed	Variable
(in EUR 000)	advances	received	reimbursements*	reimbursements*
Sleep apnea device (6472)	1,600	1,600	588	8
First articles (6839)	2,160	2,160	669	24
Clinical trial (6840)	2,400	2,400	585	28
Activation chip improvements (7388)	1,467	1,467	117	38
Total	7,627	7,627	1,959	98

* Excluding interests

●	The Convention 6472 “Sleep apnea device” for a total amount of €1.6 million was signed in 2011. The total amount of the advance has been received before January 1, 2015. The Company has notified his intention to exploit the results of this project before 2015. At December 31, 2025, the Company repaid all fixed reimbursements amounting to €0.6 million (excluding interests). The turnover dependent reimbursement is based on 0.224% of the sales achieved by June 2037. The Company made no variable reimbursement in the year ended December 31, 2025 (2024: €1,000).
●	The Convention 6839 “First Articles” for a total amount of €2.2 million was signed on December 5, 2012. As at December 31, 2025, the advance received amounted to €2.2 million. The turnover dependent reimbursement is based on 0.3% of the sales achieved by June 2037. The Company notified to the Region its decision about the exploitation of the results during 2017, therefore fixed reimbursement started in 2018. As at December 31, 2025, cumulated fixed reimbursements amount to €0.7 million (excluding interests) out of which €40,000 was reimbursed in 2025 and €67,000 in 2024. The Company made no variable reimbursement in the year ended December 31, 2025 (2024: €13,000).
●	The Convention 6840 “Clinical Trial” for a total amount of €2.4 million was signed on December 6, 2012. As at December 31, 2025, the advance received amounted to €2.4 million. The turnover dependent reimbursement is based on 0.336% of the sales achieved by June 2037. The Company has notified to the Region its decision about the exploitation of the results in the course of 2018. As at December 31, 2025, cumulated fixed reimbursements amount to €0.6 million (excluding interests) out of which €75,000 was reimbursed in 2025 and €150,000 in 2024. The Company made a reimbursement of a variable part amounting to €15,000 in the year ended December 31, 2025 (2024: € 0).
●	The Convention 7388 “Implant for Obstructive Sleep Apnea, “Activation Chip Improvements” for a total amount of €1.5 million was signed in December 2015. As at December 31, 2025, the advance received amounted to €1.5 million. The turnover dependent reimbursement is based on 0.450% of the sales achieved to June 2039. In 2019, the Company has notified to the Region its decision about the exploitation of the results. As at December 31, 2025, cumulated fixed reimbursements amount to €117,000 (excluding interests) out of which €29,000 was reimbursed in 2025 and €22,000 in 2024. The Company made a reimbursement of a variable part amounting to €20,000 in the year ended December 31, 2025 (2024: € 0).

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

The table below details the remaining undiscounted cash flows resulting from the reimbursement of the recoverable cash advances. The initial recognition of the liability reflects a reimbursement up to 2 times the amount of cash advance received, with the exception of Convention 6840 where the due date of the variable reimbursements (June 2029) occurs before the maximum of 2 times the amount of cash advance received is reached.

	As at December 31
(in EUR 000)	2025	2024
Recoverable cash advances received	7,627	7,627
Amounts to be reimbursed	15,254	15,254
Amounts reimbursed at year-end (interests included)	(2,320)	(2,122)
Total recoverable cash advances (undiscounted)	12,934	13,132

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

	As at December 31
(in EUR 000)	2025	2024
Contract 6472	1,697	1,711
Contract 6839	2,229	2,332
Contract 6840	2,650	2,819
Contract 7388	2,033	2,009
Total recoverable cash advances	8,609	8,871
Non-current	8,276	8,623
Current	333	248
Total recoverable cash advances	8,609	8,871

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

(in EUR 000)	2025	2024
As at January 1	8,871	8,674
Advances reimbursed (excluding interests)	(179)	(254)
Interests paid	(20)	(26)
Initial measurement and re-measurement	(1,142)	(561)
Discounting impact	1,079	1,038
As at December 31	8,609	8,871

The discounting impact is included and presented in the financial expenses and amounted to €1.1 million (2024: €1.0 million). The initial measurement and re-measurement are included in other operating income and amounted to €1.1 million for the year ended December 31, 2025 (2024: €0.6 million).

A sensitivity analysis of the carrying amount of recoverable cash advances has been done to assess the impact of a change in assumptions. The Company tested reasonable sensitivity to changes in revenue projections of +/- 25% and in the discount rates of +/- 25%. The table hereunder details the sensitivity results:

Fair value of liabilities as of end of 2025 (in EUR 000)	Variation of revenue projections
Variation of discount rates *	-25%	0%	25%
-25%	9,035	9,457	9,735
0%	8,126	8,609	8,933
25%	7,352	7,872	8,230

* A change of -25% in the discount rates implies that the discount rate used for the fixed part of the recoverable cash advances is 3,8 % instead of 5 % while the one used for the variable part is 9.4 % instead of 12.5%.

An increase of 25% of revenue projections implies, if discount rates does not change, an increase of the expected liability as repayment of the liability is accelerated.

An increase of 25% of the discount rate decreases the expected liability if revenue projections remain unchanged.

18.2.   Financial debt related to loan facility agreement and synthetic warrants agreement

On July 3, 2024 the Company has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”). The agreement is backed by the European Commission’s InvestEU program. The Company plans to use the funding for research and development, and for scaling-up its manufacturing capacity to meet demand outside the U.S. and in the U.S. The €37.5 million facility is divided into three tranches: €10 million for the first tranche (“Tranche A”), €13.75 million for the second tranche (“Tranche B”) and €13.75 million for the third tranche (“Tranche C”). Disbursement under the various tranches is subject to certain conditions. Tranche A carries an annual 5% cash and 5% capitalized interest rate, and features a five-year bullet repayment schedule. The various tranches do not contain revenue or liquidity covenants.

The first tranche A for an amount of €10 million, was disbursed on July 26, 2024.

On December 16, 2025, there has been a signed amendment letter to the loan facility agreement between the Company and the EIB. The EIB amendment is the result of the Bond Subscription Agreement which qualifies as a notified event in the EIB finance contract. The payment obligations arising from the Bond Subscription Agreement rank subordinate to the EIB loan. In case any amount under the Bond Subscription Agreement is likely to be paid in cash by the Company, the Company shall promptly prepay the EIB loan outstanding (principal amounts) for the same amount, before any cash payment is made under the Bond Subscription Agreement. There is no expected change in the estimated future cash payments of the EIB loan due to a remote possibility of cash reimbursements under the Bond Subscription Agreement. Refer to note 18.3.

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

The finance agreement with the EIB also includes a prepayment option derivative. We refer to note 4.4 and 10.

Change in loan facility can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	6,898	—
New debt	—	10,000
Transaction cost related to loans and borrowings	—	(175)
Separation of non-closely related embedded derivates	—	(3,042)
Capitalized interest	500	—
Effective interest rate adjustment	395	115
As at December 31	7,793	6,898

Change in synthetic warrants can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	3,204	—
Separation of non-closely related embedded derivates	—	3,169
Fair value adjustment	(1,603)	35
As at December 31	1,601	3,204

Change in prepayment option can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	(112)	—
Separation of non-closely related embedded derivates	—	(127)
Fair value adjustment	21	15
As at December 31	(91)	(112)

18.3.	Financial debt related to Convertible Bond Instrument

On November 13, 2025, the Company entered into a bond subscription agreement with an international financial services firm for the issuance of a Convertible Bond Instrument for an aggregate maximum principal amount of up to €45 million. The financing consists of a first tranche of 225 Convertible Bond Instruments up to €22.5 million with an option to issue a second tranche of another 225 Convertible Bond Instruments of up to €22.5 million at the Company’s discretion, within the period commencing 7 months following the first tranche closing date to (but excluding) the date falling one month thereafter. The closing for the first tranche of the Convertible Bond Instruments occurred on December 18, 2025 and will mature on November 18, 2028 (“First Tranche”). The First Tranche carry an interest rate of 6.5 per cent per annum, payable every quarter in arrears. The initial principal amount per Bond Instruments amounts to €100.000. The Bond Instruments have a three-year maturity from issuance with quarterly amortization payments of principal and interest (per 18 February, 18 May, 18 August and 18 November of each year). On each instalment date, the principal instalment per Bond Instrument will be €8.500 except for the last instalment which will be €6.500 per bond. The initial conversion price for the first tranche of bonds, which can be modified, shall be equal to €5.00.

The bond instrument has a number of conversion features and settlement options which are summarized below:

●	At any time, the bondholder can convert the whole of the then outstanding principal amount of the bond into new shares (“Bond conversion right”) at an initial conversion price of €5 (which can be modified);
●	At any time, the bondholder has the option to defer any or more instalments to a subsequent instalment date specified in the required notice (at least 1 day before the scheduled instalment date) (“Deferred amortized payment”);
●	At any time, the bondholder has the option to advance up to 2 instalments (specifically the last 2 instalments of the amortization period) by giving notice at any time during the regular amortisation period (“Advanced amortized payment”).
●	At each instalment date, the Company has the option to convert the principal instalment amount and accrued interest into shares at a conversion price which is the lowest of 90% of the share price at instalment date and the initial conversion price of €5 (which can be modified) (“Share settlement option”);
●	At each instalment date, when the Company decides not to convert the principal instalment amount and accrued interest into shares but pay in cash, the bondholder has the right to convert the principal instalment amount at the initial conversion price of €5 (which can be modified) (“Amortisation conversion right”);
●	At each instalment date, and when the Share settlement option or the Amortisation conversion right are not exercised, the Company will need to pay in cash the principal instalment amount and accrued interest at an amount which is the sum of the accrued interest and 103% of the principal instalment amount;

On December 16, 2025, there has been a signed amendment letter to the loan facility agreement between the Company and the EIB (see above). Refer to note 18.2. In case any amount under the Bond Subscription Agreement is likely to be paid by the Company, the Company shall promptly prepay the EIB loan outstanding (principal amounts) for the same amount, before any cash payment is made under the Bond Subscription Agreement.

The Bond Instrument is accounted for as a hybrid financial instrument containing a host financial liability with embedded derivatives that are closely related (Deferred amortized payment) and embedded derivatives that are not closely related (Bond conversion right, Amortization conversion right, Share settlement option and Advanced amortized payment). The entire hybrid contract is designated by management at fair value through profit and loss. The fair value of the hybrid contract is estimated using a Longstaff–Schwartz Monte Carlo approach, in which share prices are simulated forward on a weekly basis over a 36-month horizon, with each instalment date treated as a decision point. At maturity, the model computes the terminal payoff, after which the valuation is performed by working backwards through time: at each decision point, the continuation value (i.e., the expected value of waiting rather than exercising) is obtained by discounting the value from the next decision point and is then estimated via regression on the simulated state variables. The model compares the immediate exercise value with the regression-based expected continuation value to determine the optimal exercising strategy, assuming exercise occurs whenever the value of exercising now exceeds the expected value of waiting, and the resulting optimal exercise strategy is used to derive the Bond Instruments’ fair value.

The valuation model is dependent on the following significant inputs:

	Per Dec 18, 2025	Per Dec 31, 2025
Coupon (interest) rate	6.5%	6.5%
Conversion price	5.00	5.00
Stock price	4.05	4.09
Return dividend	0.0%	0.0%
Expected volatility	65.34%	65.18%
Discount rate	10.24%	10.23%

The expected volatility has been estimated based on the historical share prices of the Company on Euronext (as this is the primary stock exchange as determined in the Bond Subscription Agreement). The risk-free interest rate is based on the 3-month Euribor rate. The discount rate is determined based on risk-free interest rate plus an credit spread estimated for the Company based on the previous debt instruments and factors such as financial results, liquidity needs that may impact the credit spread of the Company.

The transaction price of the Bond Instrument at initial recognition is the consideration of the first tranche for €22.5 million. The difference between the transaction price and the fair value at initial recognition is considered a ‘day 1’ loss, amounting to €8.7 million, which is recognized in profit and loss on a systematic straight line basis throughout the term of the Bond Instrument. Transaction costs are recognized in financial expenses in the consolidated income statement. Refer to note 22.

Change in the convertible bond can be summarized as follows:

As at December 31
(in EUR 000)	2025
Initial fair value	31,192
Fair value adjustment	51
Total fair value	31,243
Day 1 loss	(8,692)
Amortization	106
Total day 1 loss	(8,586)
Total convertible bond	22,657

19.Provisions

	As at December 31
(in EUR 000)	2025	2024
Provision for constructive obligation	1,206	672
Other provisions	190	328
Total provisions	1,396	1,000

As at December 31, 2025, the Company has a constructive obligation related to the ongoing replenishment of certain consumable components, based on business practices and customer expectations.

On May 30, 2025, the Company was sued in the U.S. District Court of Delaware by Inspire Medical, Inc. (“Inspire”) for the alleged infringement of 3 Inspire patents (US Patent Nos: 10,898,709, 11,806,526, and 11,850,424). The complaint requests customary remedies for patent infringement, including (i) a judgment that the Company has infringed and is infringing the Inspire Patents, (ii) damages, (iii) attorneys’ fees, (iv) a permanent injunction preventing the Company from infringing the Inspire Patents and (v) costs and expenses. The Company subsequently engaged counsel to represent the Company in this case. The Company intends to vigorously defend itself against the allegations brought forward in the Inspire complaint.

On September 15, 2025, the Company has filed a lawsuit against Inspire in the U.S. District Court of Delaware for the alleged infringement of 3 Nyxoah patents (US Patent Nos: 8,700,183, 9,415,215, and 9,415,216). The complaint requests customary remedies for patent infringement, including (i) a judgment that Inspire has infringed and is infringing the Nyxoah Patents, (ii) damages, (iii) attorneys’ fees, (iv) a permanent injunction preventing Inspire from infringing the Company’s patents and (v) costs and expenses.

Given the early stage of this litigation, the Company is unable to predict the likelihood of success of the Inspire claims against the Company or to quantify any risk of loss. Therefore, the Company has not accrued for any potential litigation losses as of December 31, 2025. Legal costs incurred in connection with this matter have been accrued through December 31, 2025, and are recognized in the Research and Development Expense on the line item “Consulting and contractors fees”. The Company will review the status of the litigation each quarter going forward for accrual purposes.

20.Trade payables

	As at December 31
(in EUR 000)	2025	2024
Payables	5,168	3,749
Invoices to be received	8,559	5,756
Total trade payables	13,727	9,505

The increase in total trade payables of €4.2 million as at December 31, 2025 is due to an increase in payables of €1.4 million and an increase in invoices to be received of €2.8 million. The increase reflects higher business activity.

The Company normally settles its trade payables in 30 days.

21.Other liabilities

	As at December 31
(in EUR 000)	2025	2024
Holiday pay accrual	552	903
Salary	3,840	3,354
Accrued expenses	482	511
Foreign currency swaps and forwards - current	—	353
VAT payable	246	—
Other	1,509	1,103
Total other liabilities	6,629	6,224

The increase of €405,000 in other liabilities as at December 31, 2025, compared to December 31, 2024, is mainly due to an increase in other, in salaries and in VAT payable, partially offset by a decrease in the holiday pay accrual and in the fair value of the foreign currency swaps and forwards. We refer to note 21.1 for more details on the foreign currency swaps and forwards.

As at December 31, 2025 and as at December 31, 2024, Other mainly consists of an outstanding liability related to the continued development of the Company’s strategic R&D project

21.1.   Foreign currency swaps and forwards

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

The Company has entered into several foreign currency swaps and forwards for which the notional amounts are detailed in the table below:

	As at December 31
(in EUR 000)	2025	2024
Foreign currency swaps EUR - USD (in EUR)	—	5,000
Foreign currency swaps EUR - USD (in USD)	—	5,451
Foreign currency forwards EUR - USD (in EUR)	2,000	4,000
Foreign currency forwards EUR - USD (in USD)	2,355	4,277

The following table shows the carrying amount of these derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

	As at December 31, 2025
(in EUR 000)	Level I	Level II	Level III	Total
Financial assets
Foreign currency forwards	—	4	—	4

The fair value is determined by the financial institution and is based on foreign currency swaps and forwards rates and the maturity of the instrument. All foreign currency swaps and forwards are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial asset is detailed as follows:

(in EUR 000)	2025	2024
Opening value at January 1	—	343
Settled contracts	—	(343)
Fair value adjustments	4	—
Closing value at December 31	4	—

The change in the balance of the financial liability is detailed as follows:

(in EUR 000)	2025	2024
Opening value at January 1	353	90
Fair value adjustments	—	353
Settled contracts	(353)	(90)
Closing value at December 31	—	353

22.Revenue and cost of goods sold

For the year ended December 31, 2025, the Company generated revenue for the amount of €10.0 million compared to €4.5 million for the year ended December 31, 2024 and €4.3 million for the year ended December 31, 2023.

Revenue is recognized based on the satisfaction of performance obligations identified in customer contracts. Performance obligations are satisfied when control of the Genio system is transferred to the customer, either upon shipment or delivery, depending on contractual terms. The revenue related to the first performance obligation (i.e. shipment or delivery of the Genio system implants) is recognized at a point in time. Due to the start of the commercialization in the United States, certain patient-related components are supplied after the initial shipment. In this case, a portion of the transaction price is allocated to this future delivery, with revenue deferred and recognized at a point in time upon delivery. Moreover, as from 2024, the Company has identified a separate performance obligation related to the replenishment of additional disposable patches beyond the initial shipment. A portion of the transaction price is allocated to these future deliveries, with revenue deferred and recognized over time upon transfer of control.

The contract liability included in the consolidated balance sheet is related to revenue attributed to the additional replenishment of disposable patches which is recognized when control of the patches is transferred to the customer or patient quarterly following the patient implants and the revenue attributed to the future deliveries of the patient-related components in the United States. Per December 31, 2025, the current contract liability amounts to €0.9 million while the non-current contract liability amounts to €0.7 million. Per December 31, 2024, the current contract liability amounts to €117,000 while the non-current contract liability amounts to €472,000.

The sales based on country of customer for the year ended December 31, 2025, 2024 and 2023:

	For the year ended December 31
(in EUR 000)	2025	2024	2023
Sales Germany	4,488	3,593	3,816
Sales Spain	14	64	37
Sales Switzerland	313	675	373
Sales Austria	17	53	122
Sales Netherlands	131	—	—
Sales UAE	563	—	—
Sales Italy	28	40	—
Sales England	816	96	—
Sales US	3,650	—	—
Total sales	10,020	4,521	4,348

For the year ended December 31, 2025, the Company has no customer with sales larger than 10% of total. (2024: one customers with individual sales larger than 10% of the total revenue and this client contributed to the turnover for an amount of €0,9 million and 2023: one customer with contribution to the turnover of €424,000).

Cost of goods sold for the year ended December 31, 2025, 2024 and 2023:

	For the year ended December 31
(in EUR 000)	2025	2024	2023
Purchases of goods and services (*)	3,638	2,953	4,089
Inventory movement	56	(1,401)	(2,433)
Total cost of goods sold	3,694	1,552	1,656

(*) Including purchases of raw material, direct labour allocation, indirect labour allocation, fees of subcontractors, warranty and shipping cost (direct)

23.Operating expenses

The tables below detail the operating expenses for the year ended December 31, 2025, 2024 and 2023:

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	year
Research and development	45,788	(2,964)	42,824
Selling, general and administrative expenses	48,261	—	48,261
Other income and expenses	(1,373)	99	(1,274)
For the year ended December 31, 2025	92,676	(2,865)	89,811

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	year
Research and development	39,234	(4,909)	34,325
Selling, general and administrative expenses	28,461	—	28,461
Other income and expenses	(1,091)	83	(1,008)
For the year ended December 31, 2024	66,604	(4,826)	61,778

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	year
Research and development	35,125	(8,474)	26,651
Selling, general and administrative expenses	21,687	—	21,687
Other income and expenses	(1,549)	1,005	(544)
For the year ended December 31, 2023	55,263	(7,469)	47,794

24.Research and development expenses

Research and development expenses consist primarily of product development, engineering to develop and support our products, testing, consulting services and other costs associated with the next generation of the Genio system. These expenses primarily include employee compensation, consulting and contractor’s fees and outsourced development expenses.

	For the year ended December 31
(in EUR 000)	2025	2024	2023
Staff costs	14,556	13,118	13,803
Consulting and contractors’ fees	10,001	6,458	2,762
Q&A regulatory	236	354	263
Depreciation and amortization expense	3,161	1,428	1,314
Impairment loss on (in)tangible assets	1,178	—	—
Travel	1,295	1,282	1,179
Manufacturing and outsourced development	8,083	8,586	6,458
Clinical studies	4,979	6,102	4,929
Other expenses	996	1,072	1,674
Training	1,059	153	—
IP costs	—	44	941
IT	244	637	1,802
Capitalized costs	(2,964)	(4,909)	(8,474)
Total research and development expenses	42,824	34,325	26,651

Before capitalization of €3.0 million for the year ended December 31, 2025 and €4.9 million for the year ended December 31, 2024, research and development expenses increased by €6.6 million or 16.7 % from €39.2 million for the year ended December 31, 2024, to €45.8 million for the year ended December 31, 2025. The increase is the result of higher R&D activities mainly reflected in the ‘Consulting and contractors’ fees’ line and training activities, mainly offset by a decrease in clinical study expenses. Additionally, following FDA approval in August 2025, the amortization of the related intangible assets commenced leading to an increase in depreciation and amortization expenses.

During the year ended as at December 31, 2025, the Company recognized an impairment loss on (in)tangible assets of € 1.2 million. For more information, we refer to note 7 and 8.

In May 2025, the Company became involved in an intellectual property litigation in the United States. For more information, we refer to note 19.

Before capitalization of €4.9 million for the year ended December 31, 2024 and €8.5 million for the year ended December 31, 2023, research and development expenses increased by €4.1 million or 11.7% from €35.1 million for the year ended December 31, 2023, to € 39.2 million for the year ended December 31, 2024. This increase was primarily driven by higher R&D activities and clinical expenses, mainly reflected in the ‘Consulting and contractors’ fees’ line, along with an overall rise in manufacturing and outsourced development costs, which includes a €1.9 million cost to further develop our strategic R&D projects. These impacts were partially offset by lower manufacturing expenses due to higher inventory value resulting from yield improvements. Additionally, the increase was mitigated by a reduction in IT costs following the initiation of a new ERP implementation in 2023.

25.Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of payroll and personnel related costs, consulting and spending related to support the commercialization of the Genio system outside the U.S. and in the U.S. and to finance, information technology and human resource functions. Other general and administrative expenses include travel expenses, professional services fees, audit fees, insurance costs and general corporate expenses, including facilities-related expenses.

	For the year ended December 31
(in EUR 000)	2025	2024	2023
Staff costs	26,185	10,665	8,738
Consulting and contractors’ fees	12,513	11,116	6,801
Legal fees	1,609	995	776
Impairment loss on trade receivables	503	—	—
Rent	493	639	317
Facilities	426	166	209
Depreciation and amortization expense	1,324	1,284	1,042
IT	2,002	1,252	1,190
Travel	2,612	1,024	934
Insurance fees	431	511	985
Recruitment	156	741	207
Other	10	68	488
Total selling, general and administrative expenses	48,261	28,461	21,687

Selling, general and administrative expenses increased by €19.8 million, or 69.6 % from €28.5 million for the year ended December 31, 2024 to €48.3 million for the year ended December 31, 2025 mainly due to an increase in costs to support the commercialization of Genio system and the Company’s overall scale-up preparations for the commercialization of the Genio system in the U.S. following receipt of FDA approval. Consulting and contractor fees also includes a provision for an amount of €0.7 million recognized under IAS 37 for the estimated future costs related to the replenishment of certain consumable components, reflecting a constructive obligation arising from business practices.

Selling, general and administrative expenses increased by €6.8 million, or 31.2% from €21.7 million for the year ended December 31, 2023 to €28.5 million for the year ended December 31, 2024 mainly due to an increase in costs to support the commercialization of Genio system outside the U.S. and scale up of the Company. As from 2024, consulting and contractor fees also include a provision in the amount of €0.7 million recognized under IAS 37 for the estimated future costs related to the replenishment of certain consumable components, reflecting a constructive obligation arising from business practices. This increase was partly offset by decrease in insurance and other.

26.Other operating income and expenses

The Company had other operating income of €1.3 million for the year ended December 31, 2025 compared to €1.0 million for the year ended December 31, 2024 and €0.5 million for the year ended December 31, 2023. The impact of the recoverable cash advances is further detailed in note 18.1.

	For the year ended December 31
(in EUR 000)	2025	2024	2023
Recoverable cash advances
Initial measurement and re-measurement	1,142	561	324
R&D incentives	236	530	1,376
Capitalization of R&D incentive	(99)	(83)	(1,005)
Net loss on disposal of property, plant and equipment and right-of-use assets	(162)	—	—
Gain on lease modification	119	—	—
Other income/(expenses)	38	—	(151)
Total other operating income	1,274	1,008	544

The other operating income contains the R&D Incentive in Australia and as from 2023 the tax incentive in Belgium as well. The incentives to be received relate to development expenses incurred by the subsidiary in Australia and Belgium. Refer to note 10 for more information on the tax incentive in Belgium. For the year ended December 31, 2025, €99,000 has been deducted from the expenses capitalized and for the year ended December 31, 2024, €83,000  has been deducted from the expenses capitalized in relation to this R&D Incentive. The R&D incentive and capitalization of R&D incentive for the year ended December 31, 2024 includes a correction of the R&D incentive in Belgium on the investments of 2023 for an amount of €93,000.

For the year ended December 31, 2025, the Company recognized a loss on disposal on property, plant and equipment for an amount of €170,000, a gain on disposal on right-of-use assets for an amount of €8,000 and a gain related to lease modifications for an amount of €119,000.

27.Employee benefits

	For the year ended December 31
(in EUR 000)	2025	2024	2023
Salaries	31,706	16,969	16,918
Social charges	3,027	1,799	1,363
Pension charges	490	444	497
Share-based payment (see note 16)	4,886	3,968	2,611
Other	632	603	1,152
Total employee benefits	40,741	23,783	22,541

	For the year ended December 31
(in EUR 000)	2025	2024	2023
Selling, general and administrative expenses	26,185	10,665	8,738
Research & development expenses	14,556	13,118	13,803
Total employee benefits	40,741	23,783	22,541

We refer to note 24 and 25 for more details on the increase in total employee benefits.

As at December 31, 2025, the Company employed 153.7 (2024: 183.6) full-time equivalents, including white-collar employees and consultants. The following table presents a breakdown of the Company’s full-time equivalents as at December, 2025, 2024 and 2023:

	As at December 31
(in FTE’s)	2025	2024	2023
Selling, general & administration	81.2	56.5	40.4
Research & Development	72.5	127.1	106.4
Total	153.7	183.6	146.8

As at December 31, 2025, the Company had 51.0 full-time equivalents located in Belgium (2024: 66.0), 6.6 full-time equivalents located in Israel (2024: 45.2), 2.0 full-time equivalents located in Australia (2024: 3.0), 78.0 full-time equivalents located in USA (2024: 53.0), 16.1 full-time equivalents located in Germany (2024: 15.4) and 0.0 full-time equivalent located in UK (2024: 1.0).

28.	Pension schemes

28.1.   Defined contribution plan

The Company offers Defined Contribution Plan funded through group insurances to its employees of the Israel entity. The total expense recognized in the consolidated income statement for contributions under this plan amounts to €159,000 (2024: €190,000).

28.2.   Defined benefit plan

The Company offers a pension plan with a minimum return guaranteed by law to its employees of the Belgian entity. The contributions to this plan amount to minimum 7 % of the salary, partly paid by the employer and partly by the employees. As explained hereafter, this pension plan qualifies as Defined Benefit Plan under IFRS.

As a consequence of the law of December 18, 2015, minimum returns guaranteed by the employers are as follows:

●	For the contributions paid as from January 1, 2016, a new variable return based on OLO rates comprised between 1.75 % and 3.75%. The rate was 1,75% up to December 31, 2024 and has changed to 2.5% as from January 1, 2025.
●	For the contributions paid until end December 2015, the previously applicable legal returns of 3.75 % on employee contributions and 3.25 % on employer contributions continue to apply until retirement date of the participants.

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

The weighted average duration until the pension age for the Belgian plan is 18,1 years as at December 31, 2025. The weighted average duration is determined by considering the expected retirement ages of plan participants, adjusted for demographic factors such as mortality rates and turnover rates. Each participant’s expected duration is weighted according to their respective projected benefit obligations, ensuring that the calculation reflects the financial impact of each participant on the overall pension liability. In view of the minimum legal returns guaranteed, this pension Plan qualifies as Defined Benefit Plan under IFRS. Indeed, it induces a financial risk for the Company during periods of declining market interest rates when the returns guaranteed by the insurance companies are lower than the minimum legal returns, which is currently the case. In this case, the intervention of the insurance company is limited, and the Company shall fund the balance between the return delivered by the insurance company and the legal return.

A complete actuarial calculation has been performed for this plan by external actuaries based on the “Projected Unit Credit Method without future contribution” according to the IAS 19,115 as follows:

●	Projection of the minimum return guaranteed by the law till the retirement date and discounting of this amount with the discount rate used for the valuation (rate of high-quality corporate bonds);
●	The discounted net obligation is the maximum between this discounted projection and the projection of the accrued reserves discounted at the discount rate used for the valuation (rate of high-quality corporate bonds).

There was no net defined benefit obligation established as of December 31, 2025 (2024: no net defined benefit obligation):

(in EUR 000)	2025	2024
Net defined benefit liability at January 1	—	9
Defined benefit cost included in profit or loss	327	251
Total remeasurement included in OCI	18	(11)
Employer contributions	(345)	(249)
Net defined benefit liability at December 31	—	—

The gross defined benefit liability is as follows:

(in EUR 000)	2025	2024
Gross defined benefit liability at January 1	973	764
Current service cost	331	254
Interest cost	35	25
Administrative expenses	(5)	(4)
Taxes on contributions	(15)	(11)
Return on plan assets	(1)	(53)
Insurance premiums for risk benefits	(14)	(10)
Actuarial loss due to change in experience assumptions	(50)	8
Gross defined benefit liability at December 31	1,254	973

The fair value of the plan assets is as follows:

(in EUR 000)	2025	2024
Fair value plan assets at January 1	973	755
Interest income	39	28
Employer contributions	345	250
Administrative expenses	(5)	(4)
Taxes on contributions	(15)	(11)
Insurance premiums for risk benefits	(14)	(10)
Return on plan assets	(1)	(53)
Actuarial gain on fair value of the plan assets	(68)	18
Fair value plan assets at December 31	1,254	973

The number of members and the average age of the members is as follows:

	For the year ended December 31
	2025	2024
Active members	49	47
Average age	40	39

All plan assets are invested in an insurance contract with guaranteed interest rate (branch 21 product). The defined benefit calculation has been performed based on the below assumptions:

	For the year ended December 31
	2025	2024
Discount rate	4.4%	3.7%
Inflation rate	2.0%	2.2%
Salary increase (in excess of inflation)	1.0%	1.0%
Withdrawal rate based on age (minimum)	0.0%	0.0%
Withdrawal rate based on age (maximum)	12.0%	12.0%

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

A sensitivity with reasonable possible changes on the discount rate will impact the net defined benefit liability as follows (positive = increase net defined benefit liability / negative = decrease of net defined benefit liability):

	For the year ended December 31
	2025	2024
Increase of 0.25% in the discount rate	—	—
Decrease of 0.25% in the discount rate	—	—

The expected employer contributions for the year 2025 amount to €354,000.

The total expected benefit payments in the next 10 years, with the remainder to be paid in the period thereafter are:

As at
December 31,
(in EUR 000)	2025
In the next 12 months	—
Between 2 and 5 years	—
Between 6 and 10 years	243

29.Financial income

	For the year ended December 31
(in EUR 000)	2025	2024	2023
Interests	1,834	2,502	2,571
Exchange differences	2,463	4,925	1,254
Fair value adjustment foreign currency swaps	4	—	343
Fair value adjustment synthetic warrants	1,603	—	—
Other	24	20	6
Total financial income	5,928	7,447	4,174

The financial income decreased by €1.5 million from €7.4 million for the year ended December 31, 2024 to €5.9 million for the year ended December 31, 2025 due to a decrease in exchange results by €2.5 million and a decrease in interests by €0.7 million, partially offset by an increase in fair value adjustment on the synthetic warrants by €1.6 million.

The financial income increased by €3.3 million from €4.2 million for the year ended December 31, 2023 to €7.4 million for the year ended December 31, 2024 mainly due to an increase in exchange results.

For the year ended December 31, 2025, the exchange gains amount to €2.5 million which consist of €2.4 million realized exchange gains and €96,000 unrealized exchange gains. The realized exchange gains relate to currency swaps and forwards and USD financial assets (note 15).

For the year ended December 31, 2024, the exchange gains amount to €4.9 million which consist of €2.9 million realized exchange gains and €2.0 million unrealized exchange gains. The realized exchange result is mainly related to the USD financial assets that came to end in the second half of 2024. The unrealized exchange result is mainly related to the revaluation of both the Company’s USD cash balance and USD financial assets (note 15). For the year ended December 31, 2023, the closing rate of USD/EUR amounted to 1.103765, while as at December 31, 2024, the rate of USD/EUR decreased to 1.0389, resulting in unrealized exchange gains on the USD balances.

For the year ended December 31, 2025, the total interest income amounted to €1.8 million (2024: €2.5 million and 2023: €2.6 million). This interest income relates to the term accounts.

The fair value adjustment foreign currency swaps and forwards relates to the fair value adjustment on foreign currency swaps and forwards. More information can be found in note 21.1

The fair value adjustment of synthetic warrants is related to the EIB loan facility agreement. More information can be found in note 18.2.

30.Financial expense

	For the year ended December 31
(in EUR 000)	2025	2024	2023
Fair value adjustment foreign currency swaps and forwards	—	353	90
Fair value adjustment synthetic warrants	—	35	—
Fair value adjustment prepayment option	21	15	—
Fair value adjustment convertible bond	51	—	—
Transaction costs convertible bond	3,149	—	—
Amortization day 1 loss convertible bond	106	—	—
Recoverable cash advances, Accretion of interest	1,079	1,037	990
Interest and bank charges	1,570	736	88
Interest on lease liabilities	121	150	129
Exchange differences	5,422	2,744	2,432
Total financial expense	11,519	5,070	3,729

The financial expenses increased by €6.4 million from €5.1 million for the year ended December 31, 2024 to €11.5 million for the year ended December 31, 2025 mainly due to an increase in exchange results by €2.5 million and an increase in interest and bank charges by €0.7 million.

The financial expenses increased by €1.3 million from €3.7 million for the year ended December 31, 2023 to €5.1 million for the year ended December 31, 2024 mainly due to an increase in fair value adjustments (note 20.1), an increase in interest and bank charges and an increase in exchange differences.

For the year ended December 31, 2025, exchange losses amount to €5.4 million which consist of €3.7 million realized exchange losses and €1.8 million unrealized exchange losses. The unrealized exchange result is mainly relate to the revaluation of both the Company’s USD cash balance and USD financial assets.

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

The Company holds both EUR and USD balances, each used to settle expenses in their respective currencies.

While the Company does hedge a few transactions using swap contracts, the Company does not apply hedge accounting. The swap instruments are short-term and mainly used to manage transactional exposures in GBP, ILS, and CHF. Although GBP sales are expected to cover GBP costs going forward, some contracts have been used to address short-term needs. In addition, a few swaps were used to neutralize the currency impact of our USD-denominated T-bills, which were purchased using EUR balances for convenience, in line with the portfolio allocation approved by the board.

The main contributor to the exchange loss is explained by the fact that the majority of the cash held by the Belgian subsidiary is held in USD to cover future USD expenses. As a result, the recent appreciation of the euro, approximately 13% between January 1 and December 31, 2025, has led to a significant unrealized FX loss upon translation of USD cash to the functional currency of the subsidiary which is EUR.

The discounting impact of the recoverable cash advances is further detailed in note 18.1.

The fair value adjustment foreign currency swaps and forwards relates to the fair value adjustment on foreign currency swaps and forwards. More information can be found in note 21.1.

The increase in interest and bank charges for the year ended December 31, 2025 can be explained by the interest charge on the EIB financial debt. The fair value adjustments of synthetic warrants and prepayment option are also related to the EIB loan facility agreement. More information can be found in note 18.2.

More information on the fair value adjustment on the convertible bond, the amortization of the day 1 loss and the transaction costs related to the convertible bond can be found in note 18.3.

31.Income taxes and deferred taxes

The major components of income tax expense for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the year ended December 31
(in EUR 000)	2025	2024	2023
Current tax income/(expense):	(1,040)	(2,811)	1,442
which consists of:
Current tax income/(expense) for the year	(1,026)	(2,963)	2,152
Current tax income/(expense) for prior periods	(14)	152	(710)
Deferred tax income/(expense)	31	7	3
Total income tax income/(expense)	(1,009)	(2,804)	1,445

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

The current tax expense mainly relates to (i) reversal of the accrual of the liability of uncertain tax position for an amount of €0.5 million (2024: accrual of the liability of uncertain tax position for an amount of €2.2 million. and (ii) income tax paid or payable by certain of the Company’s subsidiaries for an amount of €1.6 million (2024: €0.6 million).

The current tax liability of €3.9 million includes a liability for uncertain tax positions for an amount of €3.3 million and an income tax liability for an amount of €0.7 million. The uncertain tax position was recorded following certain public rulings and new guidance issued by tax authorities in one of the jurisdictions that the Company operates in. During the year 2024, the Company reassessed its uncertain tax position in light of new guidance, rulings, and precedents issued by tax authorities in one of the jurisdictions in which it operates. As a result of this reassessment, the Company recorded an updated provision to reflect the updated interpretation of the applicable tax regulations and the associated potential exposure.

The deferred tax relates to subsidiaries where some payroll accruals, right-of-use assets and lease liabilities are temporary differences in the determination of the taxable income. These temporary differences generate deferred tax income/(expense) of € 31,000 in 2025, € 7,000 in 2024 and €3,000 in 2023.

The income tax expenses can be reconciled to the Company’s Belgian statutory income tax rate of 25% (25% in 2024) as follows:

	For the year ended December 31
(in EUR 000)	2025	2024	2023
Loss for the period before taxes	(89,076)	(56,432)	(44,657)
Company statutory income tax rate	25.00%	25.00%	25.00%
Income tax at company statutory tax rate	22,269	14,108	11,164
Foreign tax rate differential	223	217	93
Unrecognized DTA on tax losses and temporary differences	(22,103)	(13,991)	(10,660)
Release of the non-recognition of DTA	—	6	2,332
Non deductible expenses	(774)	(610)	(387)
Share based payments	(1,221)	(992)	(653)
Income not subject to tax	151	269	112
Tax adjustments to the previous period	(14)	152	(710)
Local income taxes	515	(2,173)	46
Other	(55)	210	108
Income tax at company effective tax rate	(1,009)	(2,804)	1,445
Company effective income tax rate	(1.13)%	(4.97)%	3.24%

The tax adjustments to the previous period and release of the non-recognition of DTA in 2023 relates to the reversal of the current tax liability in the US subsidiary due to the R&D tax credit study (see above for more information).

The local income taxes in the effective tax rate reconciliation mainly relates to the theoretical tax exposure on R&D costs in the Australian subsidiary.

The Belgian entity and the Australian entity have historical losses that can be carried forward to future taxable income. The Belgian entity has tax losses for €300.0 million as at December 31, 2025 (2024: €213.5 million, 2023: €153.6 million). The Australian entity has tax losses for €3.1 million as at December 31, 2025 (2024: €2.8 million, 2023: €1.8 million). Due to the fact that these entities are not expected to generate significant profits in the near future, no deferred tax assets on tax losses carried forward and temporary differences have been recognized at this stage.

Deferred tax assets and liabilities are detailed below by nature of temporary differences for the year ended December 31, 2025 and 2024:

	As at December 31, 2025
(in EUR 000)	Assets	Liabilities	Net
Intangible assets	742	—	742
Property, plant and equipment	10	(19)	(9)
Right-of-use assets	—	(299)	(299)
Other current assets	5	(20)	(15)
Financial debt (recoverable cash advances, EIB loan and derivatives)	2,067	(677)	1,390
Lease liabilities	329	—	329
Other current liabilities	115	(60)	55
Other non-current assets	—	(23)	(23)
Tax-losses carried forward	75,963	—	75,963
Total gross deferred tax assets/(liabilities)	79,231	(1,098)	78,133
Netting by tax entity	(1,098)	1,098	—
Unrecognized deferred tax assets	(78,046)	—	(78,046)
Total deferred tax assets/(liabilities)	87	—	87

	As at December 31, 2024
(in EUR 000)	Assets	Liabilities	Net
Intangible assets	1,242	—	1,242
Property, plant and equipment	9	(16)	(7)
Right-of-use assets	—	(760)	(760)
Other current assets	5	—	5
Financial debt (recoverable cash advances and derivatives)	2,057	(805)	1,252
Lease liabilities	796	—	796
Retirement benefit obligations	—	—	—
Other current liabilities	48	(40)	8
Other non-current assets	—	(28)	—
Tax-losses carried forward	54,100	—	54,100
Total gross deferred tax assets/(liabilities)	58,257	(1,649)	56,636
Netting by tax entity	(1,630)	1,630	—
Unrecognized deferred tax assets	(56,551)	—	(56,551)
Total deferred tax assets/(liabilities)	76	(19)	85

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

32.Loss per share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for December 2025 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 4:1 was approved by the shareholders’ meeting.

	2025	2024	2023
As at December 31, after conversion and share split
Outstanding common shares at period-end	43,026,460	37,427,265	28,673,985
Weighted average number of common shares outstanding	38,108,434	32,743,605	27,968,142
Potential number of shares resulting from the exercise of warrants	3,207,819	2,258,319	1,635,606
Potential number of shares resulting from conversion of the bond	4,510,356	—	—

Basic and Diluted EPS for the periods ended December 31, 2025, 2024 and 2023 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the period ended December 31
	2025	2024	2023
Loss of year attributable to common holders (in EUR)	(90,085,000)	(59,236,000)	(43,212,000)
Loss of year attributable to preferred holders (in EUR)	—	—	—
Loss of year attributable to equity holders (in EUR)	(90,085,000)	(59,236,000)	(43,212,000)
Weighted average number of common shares outstanding (in units)	38,108,434	32,743,605	27,968,142
Basic earnings per share in EUR (EUR/unit)	(2.364)	(1.809)	(1.545)
Diluted earnings per share in EUR (EUR/unit)	(2.364)	(1.809)	(1.545)

33.Other commitments

33.1.   Capital commitments

There are no commitments related to capital expenditures at the closing date.

33.2.   Lease expenses

The lease expense recognized in the income statement related to low-value leases and short-term leases amounts to:

	For the year ended December 31
(in EUR 000)	2025	2024	2023
Expense	198	135	202
Total	198	135	202

33.3.   Other commitments

There are no other commitments.

34.Related parties

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

34.1.   Remuneration of key management

Key management consists of the members of executive management which consists of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Chief Commercial Officer (CCO) and the Chief Technology Officer (CTO) of the Company.

For the period ended December 31, 2025 and December 31, 2024, the table below includes the remuneration package of all members of executive management.

	For the period ended
	December 31
(in EUR 000)	2025	2024
Short-term remuneration & compensation (1)	2,053	2,038
Post-employment benefits	88	49
Share-based payment (2)	1,313	2,314
Total	3,454	4,401
(1)	Includes base remuneration, fringe benefits, short term (one-year) performance related bonus (i.e. variable remuneration), sign-on bonuses.
(2)	Warrant expense under IFRS 2.

34.2.   Relationship and transactions with non-executive directors and holders of more than 3% of our share capital:

	For the period ended December 31, 2025		For the period ended December 31, 2024
			Set up of
	Set up of	Board	Production	Board
(in EUR 000)	Production Line	Remuneration	Line	Remuneration
Cochlear	52	—	242	—
Robert Taub (until June 12, 2024)/ Robelga SRL (since June 12, 2024)	—	119	—	122
Kevin Rakin	—	79	—	66
Pierre Gianello	—	60	—	59
Jurgen Hambrecht	—	71	—	65
Rita Mills	—	68	—	65
Giny Kirby	—	57	—	58
Wildman Venturees LLC	—	79	—	70
Total	52	532	242	571
Amounts outstanding at year-end	—	117	—	110

For the period ended December 31, 2025, our non-executive directors were: Robert Taub (until June 12, 2024), Robelga SRL (permanently represented by Robert Taub) (as from June 12, 2024), Kevin Rakin, Pierre Gianello, Jürgen Hambrecht, Rita Johnson-Mills, Virigina Kirby and Wildman Ventures, LLC (permanently represented by Daniel Wildman). During the period ended December 31, 2025 and December 31, 2024, all our non-executive directors were granted “RSUs” in accordance with the Company’s remuneration policy. None of the non-executive directors were granted warrants during the period ended December 31, 2025 and December 31, 2024. The warrant expense under IFRS 2 related to the warrants that were granted to the non-executive directors amounted to €1.4 million for the period ended December 31, 2025 and €218,000 for the period ended December 31, 2024.

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated January 2023, related to the transfer of assets and related support for the setting up of a production line in the U.S. This statement scope of work led to a financial impact of € 52,000 for the period ended December 31, 2025, compared to an impact of €242,000 for the period ended December 31, 2024 and was recognized as part of assets under construction.

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

34.3.   Relationship and transactions with members of key management

For the period ended December 31, 2025, our key management consisted of the members of executive management:  Olivier Taelman (CEO), John Landry (CFO), Scott Holstine (CCO) and Bruno Onkelinx (CTO).

For the period ended December 31, 2024, our key management consisted of the members of executive management:  Olivier Taelman (CEO for the full year), Loic Moreau (CFO until November 4, 2024), John Landry (CFO as from November 4, 2024), Scott Holstine (CCO as from July 15, 2024) and Bruno Onkelinx (CTO for the full year).

From September 1, 2021 until August 19, 2024, Olivier Taelman performed his function as CEO of the Company on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman. As from August 19, 2024, Olivier Taelman temporarily relocated to the U.S. Since then, he performs his function as CEO of the Company partially on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman and partially as employee of Nyxoah Inc. As from September 1, 2025, Olivier Taelman moved back to Belgium and from that date he is performing his function as CEO of the Company on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman.

Loïc Moreau and Bruno Onkelinx are employees of Nyxoah SA. John Landry and Scott Holstine are employees of Nyxoah Inc.

All members of our key management were granted warrants during the period ended December 31, 2025 and December 31, 2024.

35.Events after the balance-sheet date

On February 20, 2026, the Company issued 635,943 shares to settle the first amortization payment amount (including any accrued interest thereon) for a total amount of EUR 2,158,899.75 under the convertible bonds issued on December 18, 2025.

The Company confirms that despite the recent conflict between Israel and Iran, operations are continuing with no major impact and the assets are currently safeguarded. The Company is not suffering impact of this conflict.